As filed with the Securities and Exchange Commission on October 18, 2010
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CBAYSYSTEMS HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

British Virgin Islands (prior to reincorporation) Delaware (after reincorporation) (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	98-0676666 (I. R. S. Employer Identification No.)

9009 Carothers Parkway
Franklin, Tennessee 37067
(866) 295-4600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Robert Aquilina
Chairman and Chief Executive Officer
CBaySystems Holdings Limited
9009 Carothers Parkway
Franklin, Tennessee 37067
(866) 295-4600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

D. Rhett Brandon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Colin Diamond, Esq. White & Case LLP 1155 Avenue of the Americas New York, NY 10036 (212) 819-8200

Approximate date of commencement of proposed exchange offer: As soon as practicable after this Registration Statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issue Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Share(2)	Price	Registration Fee
Common stock, par value US$0.10 per share	28,400,000	Not applicable	$77,185,463	$5,504

(1)	This Registration Statement registers the maximum number of shares of the Registrant’s common stock par value $0.10 per share, that may be issued in connection with the exchange offer by the Registrant for a number of outstanding shares of MedQuist Inc. common stock, no par value.

(2)	Pursuant to Rule 457(c) and Rule 457(f), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the market value of the total number shares of MedQuist Inc. common stock estimated to be held by holders as of the date hereof that may be exchanged for shares of common stock of the registrant if all of such shares are acquired in the Offer, based upon a market value of $11.54 per share of MedQuist Inc. common stock, the average of the high and low prices of shares of MedQuist Inc. common stock reported on The NASDAQ Global Market on October 12, 2010.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 18, 2010

CBaySystems Holdings Limited

Offer to Exchange

Up to          shares of CBaySystems Holdings Limited common stock
for any and all issued and outstanding shares of MedQuist Inc. common stock

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the related letter of transmittal, or the exchange offer, shares of CBaySystems Holdings Limited common stock, par value $0.10 per share, or our common stock, for properly tendered and accepted shares of MedQuist Inc. common stock. For each share of MedQuist Inc. common stock that we accept for exchange in accordance with the terms of the exchange offer, we will issue           shares of our common stock. We refer to the number of shares of our common stock we will issue for each share of MedQuist Inc. common stock we accept in the exchange offer as the “exchange ratio.”

The table below sets forth certain information regarding the MedQuist Inc. common stock that is the subject of the exchange offer.

Exchange Offer Consideration per Share
Shares of our
CUSIP	Title of Security	Common Stock(1)	Exchange Value(1)	Consideration(1)

584949101	MedQuist Inc. common stock

(1)	The exchange value is equal to the number of shares of our common stock offered per share of MedQuist Inc. common stock multiplied by the last reported sale price of our common stock.

Because the number of shares of our common stock to be issued in the exchange offer is fixed, changes in the trading prices of our common stock will result in the market value of our common stock you receive in exchange for tendering your shares being different than the value reflected in the table above. The last reported sale price of our common stock on          , was           per share.

The exchange offer will expire at 11:59 p.m., New York City time, on          , or the expiration date, unless extended or earlier terminated by us. You must validly tender your shares of MedQuist Inc. common stock for exchange in the exchange offer on or prior to the expiration date to receive the exchange offer consideration. You should carefully review the procedures for tendering shares of MedQuist Inc. common stock beginning on page 36 of this prospectus. You may withdraw shares of MedQuist Inc. common stock tendered in the exchange offer at any time prior to the expiration date.

There will be no record date for determining holders of MedQuist Inc. common stock entitled to participate in the exchange.

The exchange offer is subject to a number of conditions that must be satisfied or waived by us. These conditions include our reincorporation as a Delaware corporation, the completion of our proposed U.S. initial public offering and the consummation of the private exchange. The exchange offer is not conditioned on any minimum number of MedQuist Inc. common stock being tendered.

Our shares are currently traded on the Alternative Investment Market of the London Stock Exchange, or AIM. We intend to delist our common stock and apply to list our shares on The NASDAQ Global Market under the symbol “          .” We have applied to list shares of our common stock to be issued in the exchange offer on The NASDAQ Global Market in connection with our proposed U.S. initial public offering.

We urge you to carefully read the “Risk Factors” section of this prospectus beginning on page 23 before you make any decision regarding the exchange offer.

You must make your own decision whether to tender shares of MedQuist Inc. common stock in the exchange offer. Neither we, the dealer manager, the information agent, the exchange agent (each as defined herein) nor any other person is making any recommendation as to whether or not you should tender your MedQuist Inc. common stock for exchange in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Dealer Manager for the exchange offer is:

Jefferies & Company

The Information Agent and Exchange Agent for the exchange offer is:

Prospectus dated          .

This prospectus incorporates important business and financial information about CBaySystems Holdings Limited and MedQuist Inc. that is not included in or delivered with this document and is included as an exhibit to the registration statement of which this prospectus is a part. You may obtain copies of these documents, without charge, upon written or oral request to our Information Agent,          , collect at           or toll-free at          . To obtain timely delivery of copies of these documents, you should request them no later than five business days prior to the expiration of this offer. Unless this offer is extended, the latest you should request copies of these documents is          .

(i)

About This Prospectus

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, and we will not consummate the exchange offer until the SEC has declared the registration statement effective. You should read this prospectus, including the annex, together with the registration statement, the exhibits thereto and the additional information described under the heading “Where You Can Find More Information.” This prospectus includes Annex A attached hereto. To the extent information or any statement in Annex A to this prospectus is inconsistent with information or statements contained in this prospectus not included in Annex A, the information or statements in the annex shall be deemed to be modified or superseded by any such information or statements in the prospectus not included in Annex A.

None of CBaySystems Holdings Limited, the Dealer Manager, the Exchange Agent or the Information Agent have authorized any person (including any dealer, salesperson or broker) to provide you with any information or to make any representation than as contained in this prospectus. CBaySystems Holdings Limited and the Dealer Manager do not take any responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. The information included in this prospectus is accurate as of the date of this prospectus. You should not assume that the information included in this prospectus is accurate as of any other date.

The exchange offer is being made on the basis of this prospectus and the letter of transmittal and is subject to the terms described in this prospectus and the letter of transmittal. This prospectus does not constitute an offer to participate in the exchange offer to any person in any jurisdiction in which it would be unlawful to make such exchange offers. Any decision to participate in the exchange offer must be based on the information included in this prospectus. In making an investment decision, prospective investors must rely on their own examination of CBaySystems Holdings Limited and the terms of the exchange offer, including the merits and risks involved. Investors should not construe anything in this prospectus and the letter of transmittal as legal, investment, business or tax advice. Each investor should consult its advisors as needed to make its investment decision and to determine whether it is legally permitted to participate in the exchange offer under applicable laws or regulations.

This prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents themselves for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to in this prospectus will be made available to holders in the exchange offer at no cost. See “Where You Can Find More Information.”

You should not rely on or assume the accuracy of any representation or warranty in any agreement that we have filed as an exhibit to any document that we have publicly filed or that we may otherwise publicly file in the future because such representation or warranty may be subject to exceptions and qualifications contained in separate disclosure schedules, may have been included in such agreement for the purpose of allocating risk between the parties to the particular transaction, and may no longer continue to be true as of any given date.

Except where the context otherwise requires, or where otherwise indicated, references to the “Company,” “we,” “us,” or “our” are to CBaySystems Holdings Limited and its subsidiaries, and references to “Spheris” are to Spheris Inc. for the period prior to April 22, 2010 and to the business we acquired from Spheris Inc. for the period after such date.

References in this prospectus to “dollars” or “$” are to the currency of the United States and references to “£”, “pound” or “pence” are to the currency of the United Kingdom. There are 100 pence to each pound.

Except where otherwise indicated, reference in this prospectus to “volume” or “volumes” are to lines of text edited or transcribed by our medical transcriptionists, or MTs, and medical editors, or MEs.

The industry and market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. We did not commission any of these publications or reports. Some data is also based on good faith estimates, which are derived from our review of internal surveys, as well as certain independent sources. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

(ii)

Questions and Answers About the Exchange Offer

These answers to questions that you may have as a holder of MedQuist Inc. common stock are highlights of selected information included elsewhere in this prospectus. To fully understand the exchange offer and the other considerations that may be important to your decision about whether to participate in it, you should carefully read this prospectus in its entirety, including the section entitled “Risk Factors” and the information in Annex A and our financial statements and related notes.

Why are we making the exchange offer?

We are making this offer to acquire full ownership of our majority-owned subsidiary MedQuist Inc. We believe that if we acquire full ownership of MedQuist Inc. it will simplify our capital structure, achieve greater integration between us and MedQuist Inc., and reduce costs and eliminate potential conflicts of interests between us and MedQuist Inc.

What shares of stock are being sought in the exchange offer?

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the related letter of transmittal, properly tendered and accepted shares of MedQuist Inc. common stock, or MedQuist Inc. common stock, for shares of our common stock.

What will you receive in the exchange offer if you tender your shares of MedQuist Inc. common stock and they are accepted?

For each share of MedQuist Inc. common stock tendered and accepted for exchange we are offering the exchange offer consideration, or the exchange offer consideration, set forth in the table below.

Exchange Offer Consideration per Share
Exchange Offer
CUSIP	Title of Security	Our Common Stock(1)	Exchange Value(1)	Consideration(1)

584949101	MedQuist Inc. common stock	—	—	—

(1)	The exchange value is equal to the number of shares of our common stock offered per share of MedQuist Inc. common stock multiplied by the last reported sale price of our common stock.

Because the number of shares of our common stock to be issued in the exchange offer is fixed, changes in the trading prices of our common stock will result in the market value of our common stock you receive in exchange for tendering your shares being different than the value reflected in the table above. The last reported sale price on AIM of our common stock on          , was           per share.

Your right to receive the exchange offer consideration in the exchange offer is subject to all of the conditions set forth in this prospectus and the related letter of transmittal. These conditions include our reincorporation as a Delaware corporation, the completion of our proposed U.S. initial public offering and the consummation of the private exchange.

How many shares of our common stock will you receive for each share of MedQuist Inc. common stock that you tender in the exchange offer?

You will receive           shares of our common stock for each share of MedQuist Inc. common stock that you validly tender in this exchange offer that is accepted by us. We sometimes refer to this number in this document as the “exchange ratio.” Shares of our common stock issued in this exchange offer will be issued in book-entry form.

Do you have a choice in whether to tender your MedQuist Inc. common stock?

Yes. You are not required to tender your MedQuist Inc. common stock pursuant to this prospectus. All rights and obligations under the certificate of incorporation pursuant to which MedQuist Inc. common stock was issued will continue with respect to the MedQuist Inc. common stock that remains outstanding after the expiration date.

(iii)

What happens if you choose not to take part in this exchange offer?

You will retain the same rights, obligations and interests which you presently have with respect to your ownership of the MedQuist Inc. common stock. However, depending on the number of shares of MedQuist Inc. common stock tendered in the exchange offer, the MedQuist Inc. common stock may be de-listed from The NASDAQ Global Market, which may adversely affect the liquidity and value of any shares of MedQuist Inc. common stock held by investors.

Will our common stock to be issued in the exchange offer be listed for trading?

Yes. We have applied to list shares of our common stock to be issued in the exchange offer on The NASDAQ Global Market in connection with our proposed initial public offering. The approval of our application to list our common stock on The NASDAQ Global Market is a condition for the consummation of the exchange offer. For more information regarding the market for our common stock, see the section of this prospectus entitled “Comparative Market Price and Dividend Information.”

Will the MedQuist Inc. common stock continue to be listed on The NASDAQ Global Market if the offer is consummated?

Depending on the number of shares of MedQuist Inc. common stock tendered in the exchange offer, the MedQuist Inc. common stock may be de-listed from The NASDAQ Global Market, which may adversely affect the liquidity and value of any shares of MedQuist Inc. common stock held by investors. If the MedQuist Inc. common stock is delisted from The NASDAQ Global Market, it is possible that it will trade in the over-the-counter market, also known as the pink sheets; however, that market may have less liquidity, which may adversely affect the value of any shares of MedQuist Inc. common stock that remain outstanding following the completion of the exchange offer.

Will MedQuist Inc. deregister under the Securities Exchange Act of 1934, as amended, or the Exchange Act following the exchange offer?

It is our intent to have MedQuist Inc. become a wholly-owned subsidiary. Whether MedQuist Inc. deregisters under the Exchange Act and ceases being a separate SEC reporting company will depend on, among other factors, the number of remaining holders of MedQuist Inc. common stock. If there are less than 300 holders of MedQuist Inc. common stock following the completion of the exchange offer, we may elect to deregister MedQuist Inc. under the Exchange Act.

What are the potential benefits of this exchange offer to holders of MedQuist Inc. common stock?

We believe the completion of the exchange offer would enable MedQuist Inc. and us to create a simpler, unified capital structure in which equity investors would participate in the equity of CBaySystems Holdings Limited and MedQuist Inc. through ownership at the CBaySystems Holdings Limited level.

We believe that unifying public stockholders at a single level could lead to greater liquidity for investors, particularly for the former holders of MedQuist Inc. common stock, due to the increased combined public float.

Additionally, the unified capital structure that would result from the exchange offer would facilitate the investment and transfer of funds between CBaySystems Holdings Limited and MedQuist Inc. and our respective subsidiaries, thereby facilitating more efficient uses of our consolidated financial resources.

May you tender only a portion of the MedQuist Inc. common stock that you hold?

Yes. You do not have to tender all of your MedQuist Inc. common stock to participate in the exchange offer. You may choose to tender in the exchange offer all or any portion of the MedQuist Inc. common stock that you hold.

(iv)

How does the amount of consideration that you will receive if you validly tender shares of MedQuist Inc. common stock in the exchange offer compare to amounts that you would otherwise receive if you do not tender?

Should you decide to not participate in this offer, we make no assurance that you will be entitled to any future consideration from us for your shares of MedQuist Inc. common stock. Any value received from any sale of your shares of MedQuist Inc. common stock will depend on such factors as the market prices and the level of demand for the MedQuist Inc. common stock.

Are we making a recommendation regarding whether you should tender in the exchange offer?

We are not making any recommendation regarding whether you should tender or refrain from tendering your MedQuist Inc. common stock in the exchange offer. Accordingly, you must make your own determination as to whether to tender your MedQuist Inc. common stock in the exchange offer and, if so, the number of shares of MedQuist Inc. common stock to tender. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of the MedQuist Inc. common stock for purposes of negotiating the exchange offer or preparing a report concerning the fairness of the exchange offer. Before making your decision, we urge you to carefully read this prospectus in its entirety, including the information set forth in the “Risk Factors” section of this prospectus and the information in the historical financial statements and related notes appearing elsewhere in this prospectus.

When does the exchange offer expire?

Unless earlier terminated by us, the exchange offer will expire at 11:59 p.m., New York City time, on          ,          , or at such other time if this date is extended by us. MedQuist Inc. common stock tendered may be validly withdrawn at any time before the expiration date, but not thereafter. If a broker, dealer, commercial bank, trust company or other nominee holds your MedQuist Inc. common stock, such nominee may have an earlier deadline for accepting the exchange offer. You should promptly contact the broker, dealer, commercial bank, trust company or other nominee that holds your MedQuist Inc. common stock to determine its deadline.

What are the conditions to the exchange offer?

The exchange offer is conditioned upon the closing conditions described in “The Exchange Offer—Conditions of the Exchange Offer.” These conditions include our reincorporation as a Delaware corporation, the completion of our proposed U.S. initial public offering and the consummation of the private exchange. The exchange offer is not conditioned upon any minimum number of shares of MedQuist Inc. common stock being tendered. We may waive certain conditions of the exchange offer described in this prospectus prior to the expiration date. If any of the conditions are not satisfied or waived, we will not complete the exchange offer.

Under what circumstances can the exchange offer be extended, amended or terminated?

We reserve the right to extend the exchange offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the exchange offer in any respect prior to the expiration date. Further, we may be required by law to extend the exchange offer if we make a material change in the terms of the exchange offer or in the information contained in this prospectus or waive a material condition to the exchange offer. During any extension of the exchange offer, MedQuist Inc. common stock that was previously tendered and not validly withdrawn will remain subject to the exchange offer. We reserve the right, in our sole and absolute discretion, but subject to applicable law, to terminate the exchange offer at any time prior to the expiration date if any condition to the exchange offer is not met. If the exchange offer is terminated, no shares of MedQuist Inc. common stock will be accepted for purchase, and any shares of MedQuist Inc. common stock that have been tendered will be promptly returned to the holder. For more information regarding our right to extend, amend or terminate the exchange offer, see “The Exchange Offer—Expiration Date; Extensions; Termination; Amendment.”

(v)

How will you be notified if the exchange offer is extended, amended or terminated?

If the exchange offer is extended, amended or terminated, we will promptly make a public announcement thereof. For more information regarding notification of extensions, amendments or the termination of the exchange offer, see “The Exchange Offer—Expiration Date; Extensions; Termination; Amendment.”

How do you tender shares of MedQuist Inc. common stock in the exchange offer?

Certain shares of MedQuist Inc. common stock were issued in book-entry form, and are all currently represented by one or more global certificates held for the account of the Depository Trust Company, or DTC. If your securities are book entry securities, you may tender your shares of MedQuist Inc. common stock by transferring them through DTC’s Automated Tender Offer Program, or ATOP, or following the other procedures described under “The Exchange Offer—Procedures for Tendering.”

If your interest as a holder of MedQuist Inc. common stock is in certificated form, you must deliver to the exchange agent (1) the certificates for the shares of your MedQuist Inc. common stock to be exchanged in the manner specified in the accompanying letter of transmittal and (2) a properly completed letter of transmittal.

If you hold your shares of MedQuist Inc. common stock through a bank, broker or other nominee, in order to validly tender your shares of MedQuist Inc. common stock in the exchange offer, you must follow the instructions provided by your bank, broker, custodian, commercial bank, trust company or other nominee with regard to procedures for tendering, in order to enable your bank, broker, custodian, commercial bank, trust company or other nominee to comply with the procedures described below. Beneficial owners are urged to appropriately instruct their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for their instruction.

In order for a bank, broker, custodian, commercial bank, trust company or other nominee to validly tender your shares of MedQuist Inc. common stock in the exchange offer, such bank, broker, custodian, commercial bank, trust company or other nominee must deliver to the exchange agent an electronic message that will contain:

•	your acknowledgment and agreement to, and agreement to be bound by, the terms of the accompanying letter of transmittal; and

•	a timely confirmation of book-entry transfer of your shares of MedQuist Inc. common stock into the exchange agent’s account.

Should you have any questions as to the procedures for tendering your shares of MedQuist Inc. common stock, please call your bank, broker, custodian, trust company or other nominee; or call the information agent.

What happens to tendered shares of MedQuist Inc. common stock that are not accepted for exchange?

If your tendered shares of MedQuist Inc. common stock are not accepted for exchange for any reason pursuant to the terms and conditions of the exchange offer, such shares will be returned without expense to you or, in the case of shares of MedQuist Inc. common stock tendered by book-entry transfer, such shares will be credited to an account maintained at DTC, designated by the participant who delivered such shares, in each case, promptly following the expiration date or the termination of the exchange offer.

If you change your mind, can you withdraw your tender of MedQuist Inc. common stock?

You may withdraw previously tendered MedQuist Inc. common stock at any time until the exchange offer has expired, unless extended by us. See “The Exchange Offer—Withdrawal of Tenders.”

Will you have to pay any fees or commissions if you tender your MedQuist Inc. common stock?

Tendering holders are not obligated to pay brokerage fees or commissions to us or to the dealer manager, the information agent or the exchange agent. If your shares of MedQuist Inc. common stock are held through a broker or other nominee who tenders the MedQuist Inc. common stock on your behalf, your broker may charge

(vi)

you a commission for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See “The Exchange Offer.”

What risks should you consider in deciding whether or not to tender any or all of your MedQuist Inc. common stock?

In deciding whether to participate in the exchange offer, you should carefully consider the discussion of risks and uncertainties pertaining to the exchange offer, and those affecting our businesses and an investment in our common stock, described in this section “Questions and Answers About the Exchange Offer,” and in the section entitled “Risk Factors.”

What are the U.S. federal income tax considerations of participating in the exchange offer?

Please see the section of this prospectus entitled “Material United States Federal Income Tax Consequences.” You should consult your own tax advisor for a full understanding of the tax considerations of participating in the exchange offer.

What is the impact of the exchange offer to the Company’s earnings per share and capitalization?

As a result of the exchange of the MedQuist Inc. common stock described herein, the number of outstanding shares of our common stock will increase, which will result in dilution of ownership to existing holders of our common stock. However, our share of MedQuist Inc.’s net income will increase as a result of the exchange. The overall impact of the exchange on our earnings per share was negligible on a pro forma basis for the year ended December 31, 2009 and the six months ended June 30, 2010. Future dividends on the MedQuist Inc. common stock exchanged will no longer be accounted for in our financial results or paid.

Assuming a sufficient number of outstanding shares of MedQuist Inc. common stock are validly tendered and accepted and not withdrawn so that we issue all           shares of our common stock being offered pursuant to this prospectus, we would have           shares of our common stock outstanding, an increase of           shares from the amount outstanding on the date of this prospectus.

The adjustment to retained earnings will be offset by an adjustment to additional paid in capital with no net impact to stockholders’ equity as a result of this exchange. See “The Exchange Offer—Accounting Treatment.”

Do the Company’s directors or executive officers beneficially own any shares of MedQuist Inc. common stock?

As of April 15, 2010, directors and executive officers of MedQuist Inc. and their respective affiliates beneficially owned 157,159 shares of our common stock (including options that are exercisable within 60 days), which constitutes approximately 0.42% of the outstanding shares of MedQuist Inc. common stock. All of these directors and executive officers have indicated that they intend to tender their shares in the exchange offer.

What percentage of the Company’s common stock will current MedQuist Inc. stockholders own after the successful consummation of the exchange offer?

We anticipate that the completion of the exchange offer will result in the exchange of the outstanding shares of MedQuist Inc.’s common stock that we do not currently own into approximately     % of the shares of our common stock outstanding at the conclusion of the exchange offer. In general, this assumes that:

•	up to approximately shares of our common stock would be issued in the exchange offer; and

•	shares of our common stock are outstanding before giving effect to the completion of the exchange offer.

(vii)

Do the statements on the cover page regarding this prospectus being subject to change and the registration statement filed with the SEC not yet being effective mean that the exchange offer has not commenced?

As permitted under SEC rules, we have commenced the offer without the registration statement, of which this prospectus is a part, having been declared effective by the SEC. We cannot, however, complete the exchange offer and accept for exchange any shares of MedQuist Inc. common stock tendered in the exchange offer until the registration statement is declared effective by the SEC and the other conditions to our offer have been satisfied or, where permissible, waived.

With whom may you talk if you have questions about the exchange offer?

If you have questions regarding the procedures for tendering in the exchange offer or require assistance in tendering your MedQuist Inc. common stock, please contact the dealer manager or the exchange agent listed on the back cover of this prospectus. If you would like additional copies of this prospectus, our annual, quarterly, and current reports or proxy statement, please contact the information agent. The contact information for the dealer manager, the exchange agent and the information agent is set forth on the back cover of this prospectus. Holders of MedQuist Inc. common stock may also contact their brokers, dealers, commercial banks, trust companies or other nominees through whom they hold their MedQuist Inc. common stock with questions and requests for assistance.

WE ARE NOT PROVIDING FOR GUARANTEED DELIVERY PROCEDURES AND THEREFORE YOU MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER PROCEDURES TO BE COMPLETED DURING NORMAL BUSINESS HOURS OF DTC ON OR PRIOR TO THE EXPIRATION DATE. IF YOU HOLD YOUR MEDQUIST INC. COMMON STOCK THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, YOU SHOULD KEEP IN MIND THAT SUCH ENTITY MAY REQUIRE YOU TO TAKE ACTION WITH RESPECT TO THE EXCHANGE OFFER A NUMBER OF DAYS BEFORE THE EXPIRATION DATE IN ORDER FOR SUCH ENTITY TO TENDER MEDQUIST INC. COMMON STOCK ON YOUR BEHALF ON OR PRIOR TO THE EXPIRATION DATE. TENDERS NOT RECEIVED BY THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE WILL BE DISREGARDED AND HAVE NO EFFECT. IF YOUR INTEREST AS A HOLDER OF MEDQUIST INC. COMMON STOCK IS IN CERTIFICATED FORM, YOU MUST DELIVER THE MEDQUIST INC. COMMON STOCK CERTIFICATE TO BE EXCHANGED IN THE MANNER SPECIFIED IN THE ACCOMPANYING LETTER OF TRANSMITTAL AND A PROPERLY COMPLETED LETTER OF TRANSMITTAL.

(viii)

Summary

This summary highlights certain information contained elsewhere in this prospectus and may not contain all of the information you should consider before investing in our shares. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors,” the consolidated financial statements and related notes and the unaudited pro forma condensed combined financial information and related notes appearing elsewhere in this prospectus.

Except where the context otherwise requires, or where otherwise indicated, references in this prospectus to “we,” “us,” or “our” are to CBaySystems Holdings Limited and its subsidiaries, references to “MedQuist Inc.” are to MedQuist Inc. and its subsidiaries and references to “Spheris” are to Spheris Inc. and its subsidiaries for the period prior to April 22, 2010 and to the business we acquired from Spheris Inc. for the period after such date.

Overview

We are a leading provider of integrated clinical documentation solutions for the U.S. healthcare system. Our end-to-end solutions convert physicians’ dictation of patient interactions, or the physician narrative, into a high quality and customized electronic record. These solutions integrate technologies and services for voice capture and transmission, automated speech recognition, or ASR, medical transcription and editing, workflow automation, and document management and distribution to deliver a complete managed service for our customers. Our solutions enable hospitals, clinics, and physician practices to improve the quality of clinical data as well as accelerate and automate the documentation process, and we believe our solutions improve physician productivity and satisfaction, enhance revenue cycle performance, and facilitate the adoption and meaningful use of electronic health records.

We are the largest provider by revenue of clinical documentation solutions based on the physician narrative in the United States. During the three months ended June 30, 2010, we processed, on an annualized run rate basis, more than 2.9 billion lines of clinical documentation on our platform. The significant majority of lines we process are edited or transcribed by our more than 14,000 MTs and MEs. Of this volume, for the three months ended June 30, 2010, more than 60% was processed using ASR technology and nearly 40% was produced offshore. Our size allows us to handle the clinical documentation requirements of many of the largest and most complex healthcare delivery networks in the United States, provides us with economies of scale, and enables us to devote significantly more resources to enhancing our solutions through research and development than most of our competitors.

We serve more than 2,400 hospitals, clinics, and physician practices throughout the United States, including 40% of hospitals with more than 500 licensed beds. As of June 30, 2010, the average tenure of our top 50 customers was over five years, and approximately 95% of our revenue was from recurring services. Insights gained from our broad, long-standing customer relationships allow us to optimize our integrated solutions, and we believe that this positions us for future growth as we target new customers.

We have realized significant increases in both revenue and profitability as the result of two large acquisitions, MedQuist Inc., in which we acquired a majority interest in August 2008, and Spheris, which we acquired in April 2010. From 2007 to 2009, our net revenues increased from $57.7 million to $371.8 million. Over this same period, our Adjusted EBITDA increased from $2.4 million to $60.1 million, and our Adjusted EBITDA margins expanded from 4.1% to 16.2%. For a reconciliation of our net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA, see “Summary Historical and Unaudited Pro Forma Consolidated Financial Data.”

Our Industry

Over the past several decades, our industry has evolved from almost exclusively in-house production to outsourced services and from labor-intensive services to technologically-enabled solutions. The market opportunity for our solutions is driven by overall healthcare utilization and cost containment efforts in the United States. Numerous factors are driving increases in the demand for healthcare services including population growth, longer life expectancy, the increasing prevalence of chronic illnesses, and expanded coverage from healthcare reform. According to the U.S. Centers for Medicare and Medicaid Services, spending on healthcare grew 7.0% from $1.2 trillion in 1998 to $2.3 trillion in 2008, representing a compound annual growth rate of 7.0%. It also projects

1

that healthcare spending will grow to reach $4.2 trillion or 19.3% of U.S. gross domestic product, by 2018, representing a compound annual growth rate of 6.3%. At the same time, U.S. healthcare providers remain under substantial pressure to reduce costs while maintaining or improving the quality of care.

Accurate and timely clinical documentation has become a critical requirement of the growing U.S. healthcare system. Medicare, Medicaid, and insurance companies demand extensive patient care documentation. The 2009 Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, includes numerous incentives to promote the adoption and meaningful use of electronic health records, or EHRs, across the healthcare industry. Consequently, healthcare providers are increasingly using EHRs to input, store, and manage their clinical data in a digital format. Healthcare providers that use EHRs require accurate, easy-to-use, and cost-effective means to input clinical data that are not disruptive to the physician workflow.

Our Competitive Strengths

Our competitive strengths include:

•	Leader in a large, fragmented market – We are the largest provider by revenue of clinical documentation solutions based on the physician narrative in the United States. Our size enables us to meet the needs of large, sophisticated healthcare customers, provides economies of scale, and enables us to devote significantly more resources to research and development and quality assurance than many other providers.

•	Integrated solutions delivered as a complete managed service – We offer fully-integrated end-to-end managed services that capture and convert the physician narrative into a high quality customized electronic record. We integrate technologies and services for voice capture and transmission, ASR, medical transcription and editing, workflow automation, and document management and distribution. The end result is value-added clinical documentation with high accuracy and quick turn-around times.

•	Large and diversified customer base with long-term relationships – We serve more than 2,400 hospitals, clinics and physician practices throughout the United States, including 40% of hospitals with more than 500 licensed beds. We have a long-standing history with our customers and, as of June 30, 2010, approximately 95% of our revenue was from recurring services.

•	Highly-efficient operating model – We believe we have a significantly lower cost structure than many of our competitors. Over the past two years, we have driven down our cost structure through the use of technology automation, standardized processes, and offshore resources. Our use of ASR, which has grown from 39% of our volume in the fourth quarter of 2008 to 62% in the second quarter of 2010, has increased our productivity. Additionally, our expanding footprint in India has enabled us to increase our offshore production from 28% of our volume to 39% over this same period. The financial impact of these measures has been an improvement in gross margins during this timeframe from 33.8% to 35.6%. During this same time, we have grown volumes by 1.9% while sharing cost savings with our customers in the form of lower prices.

•	Proven management team – We have assembled an outstanding senior leadership team with significant industry experience and domain expertise in both domestic and offshore operations. Our management team has delivered substantial results and brings an entrepreneurial spirit with proven experience in managing growth, driving operational improvements, and successfully integrating acquisitions.

Our Strategy

Key elements of our strategy include:

•	Expand our customer base and increase existing customer penetration – We intend to grow our customer base by targeting three market segments: large healthcare providers still using in-house services, large healthcare providers currently using competing outsourced alternatives, and small-to-medium medical practices. Given our market leadership, strong solution offerings, and low cost structure, we believe we are well positioned to both replace in-house solutions as well as displace competing outsourced alternatives for large healthcare providers. For small-to-medium sized physician practices, we offer an easy-to-use web-based clinical documentation platform, CBayScribe, to expand our market share in this segment, which we believe

2

to be underpenetrated. In order to increase penetration within our existing customer base, we intend to continue targeting additional healthcare clinical areas and facilities of our current customers. Additionally, as healthcare providers centralize their purchasing decisions, we believe that our ability to deliver outstanding services for large, complex requirements provides us with increasing access to new sales opportunities within our existing customer base and through existing customer relationships.

•	Continue to develop and enhance our integrated solutions – We seek to differentiate our integrated solutions through sophisticated technology and process improvement. We have over 100 employees dedicated to research and development. Over the last year, we launched numerous enhancements, including a front end speech platform for general medicine, additional EHR system integration, and advanced performance monitoring.

•	Enhance profitability through technical and operational expertise – We have made significant improvements in productivity through business process and infrastructure improvements. Notwithstanding reductions in customer pricing, our gross margins have expanded from 33.8% in the fourth quarter of 2008, our first fiscal quarter after we acquired MedQuist Inc., to 35.6% in the second quarter of 2010, and our Adjusted EBITDA margins have expanded from 10.8% to 17.6% for the same periods. Our management team has proven its ability to implement continuous process improvements and we intend to further increase offshore production and our use of technological automation, including ASR, to lower costs and enhance our profitability.

•	Facilitate the adoption and promote meaningful use of EHR systems – Our integrated solutions provide a comprehensive, accurate and effective method to incorporate physician narrative into an EHR system. We interface with substantially all of the leading EHR vendors to integrate our clinical documentation solutions and to help our customers realize the full potential of their EHR systems through the use of the physician narrative. In our experience, when EHR is adopted, customers tend to consolidate their purchase decisions, which benefits us as a leading provider of clinical documentation solutions.

•	Pursue strategic acquisitions – We believe that there are significant opportunities available to create value through strategic acquisitions. We intend to seek appropriate opportunities to grow our customer base, enhance our solutions, consolidate costs, and expand our value proposition to our customers.

Our History

We began operation in 1998 with the goal of providing high-quality outsourced clinical documentation solutions to U.S. healthcare providers at a low cost. We combined U.S. sales, marketing, and customer service with offshore operations, primarily in India, and have grown our scale through strategic acquisitions.

Acquisitions

MedQuist Inc.

In August 2008, an affiliate of S.A.C. Private Capital Group, LLC, or SAC PCG, invested $124.0 million to acquire a majority interest in us. Concurrent with this investment, we acquired a 69.5% interest in MedQuist Inc., or the MedQuist Inc. Acquisition. At the time of the acquisition, MedQuist Inc. was the largest U.S. medical transcription service provider by revenue, but had been adversely impacted by inefficient operations, litigation and customer disputes. Net revenues for MedQuist Inc. had fallen from $483.9 million for the year ended December 31, 2002 to $340.3 million for the year ended December 31, 2007.

We believed that MedQuist Inc., despite its operational challenges and substantial overhead, had strong underlying technology, deep healthcare domain expertise, and a long-tenured customer base. Following our acquisition of MedQuist Inc., we embarked upon a strategy to enhance the management team, streamline operations, improve relationships with customers, leverage our offshore resources, increase the utilization of ASR technology, and resolve all outstanding litigation. This strategy resulted in a stabilization of volume trends starting in the second

3

quarter of 2009. The following table shows the percentage change in MedQuist Inc.’s volume for the nine quarters ended March 31, 2010, the last quarter prior to our acquisition of Spheris, or the Spheris Acquisition.

	2008				2009				2010
	Prior to the MedQuist Inc.
MedQuist Inc.	Acquisition
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Volume % Change over Previous Year	(3.3)%	(4.7)%	(0.1)%	(0.4)%	(2.2)%	0.8%	2.5%	2.8%	4.0%

Spheris

In April 2010, we acquired certain assets, principally customer contracts, from Spheris in a transaction conducted under Section 363 of the Bankruptcy Code. Spheris was the second largest U.S. medical transcription service provider by revenue at the time. Spheris had experienced declines in volumes from customer attrition, which we believed was attributable to quality issues and underinvestment in product development caused by financial constraints leading up to its bankruptcy. Some volume declines continued after the date of the Spheris Acquisition as the result of notices of termination given prior to that date. The following table shows the percentage change in Spheris volume for the nine quarters ended March 31, 2010, the last quarter prior to the Spheris Acquisition.

Spheris	2008				2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

Volume % Change over Previous Year	(4.8)%	(4.7)%	(5.9)%	(11.6)%	(13.3)%	(10.9)%	(7.9)%	(6.5)%	(5.5)%

We considered the negative volume trend for Spheris in our acquisition valuation. Net revenues for Spheris were $156.6 million and $35.2 million for the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. Customers who submitted notices of termination prior to the acquisition generated revenues of $24.6 million and $1.7 million during the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. Therefore, net revenues for the year ended December 31, 2009 and the three months ended March 31, 2010, less revenues attributable to customers who submitted notices of termination prior to the Spheris Acquisition, were $132.0 million and $33.5 million, respectively.

Our Spheris integration efforts have focused on merging the new customer base acquired, integrating systems and eliminating cost redundancies. We expect the measures we have implemented since the Spheris Acquisition to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized impact of $28.0 million. We expect that the integration of Spheris will be fully completed by the first half of 2011.

Pricing

We base our pricing on various factors, principally, market forces, the extent to which we can utilize our offshore production facilities, the extent to which customers utilize the ASR technology available in our solutions, the scope of services provided and turn-around times requested by a particular customer. We work with our customers to evaluate how different solutions affect pricing and to determine an optimal mix of service level and price for that customer. Higher utilization of offshore production and ASR leads to lower costs for us, which permits us to offer better pricing to our customers while at the same time contributing to margin growth. We have successfully migrated a significant portion of MedQuist Inc.’s volume offshore and we will continue these efforts in relation to our combined businesses.

Risks Associated With Our Business

Our business is subject to a number of risks which you should be aware of before making an investment decision. Those risks are discussed more fully in “Risk Factors” beginning on page 15 of Annex A. For example:

•	We compete with many others in the market for clinical documentation solutions which may result in lower prices for our services, reduced operating margins and an inability to maintain or increase our market share.

4

•	Our business is dependent on the continued demand for transcription services, and, if electronic health records companies produce solutions acceptable to large hospital systems for the creation of electronic clinical documentation, the overall demand for medical transcription services could be reduced.

•	Our ability to sustain and grow profitable operations is dependent on the willingness of new customers to outsource and adopt new technology platforms, as well as our ability to retain customers.

•	Our success will depend on our ability to support existing technologies, as well as adopt and integrate new technology into our workflow platforms.

Corporate Information

Our principal executive offices are located at 9009 Carothers Parkway, Franklin, TN 37067. The telephone number of our principal executive offices is (866) 295-4600.

The principal executive offices of MedQuist Inc. are located at 1000 Bishops Gate Blvd. Suite 300, Mount Laurel, NJ 08054-4632. The telephone number of the principal executive offices of MedQuist Inc. is (856) 206-4000.

Immediately prior to the consummation of this offering, we intend to convert from a British Virgin Islands company to a Delaware corporation.

5

Corporate Reorganization

Recapitalization Transactions

On October 1, 2010, MedQuist Inc. as borrower, and our subsidiaries, MedQuist Transcriptions, Ltd. and CBay Inc. as co-borrowers and guarantors, and we and certain of our other subsidiaries, as guarantors, entered into a senior secured credit facility, or the Senior Secured Credit Facility, with General Electric Capital Corporation, as administrative agent, and the lenders party thereto, providing for (i) a $200.0 million term loan, or the Term Loan, and (ii) a $25.0 million revolving credit facility. On September 30, 2010, MedQuist Inc., as issuer, and our subsidiaries, MedQuist Transcriptions, Ltd. and CBay Inc., as co-issuers and guarantors, and we and certain of our other subsidiaries, as guarantors, entered into a note purchase agreement, or the Note Purchase Agreement, with BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A., and THL Credit, Inc. providing for the issuance of $85.0 million aggregate principal amount of 13% senior subordinated notes due 2016, or the Senior Subordinated Notes. Interest on the Senior Subordinated Notes is payable in quarterly installments at the issuers’ option at either (i) 13% in cash or (ii) 12% in cash plus 2% in the form of additional Senior Subordinated Notes. See “Description of Indebtedness” in Annex A for a more detailed description of the Senior Secured Credit Facility and the Senior Subordinated Notes.

The closing and funding of the Term Loan and the Senior Subordinated Notes occurred on October 14, 2010. MedQuist Inc. used the proceeds to repay $80.0 million of indebtedness under its prior credit facility, or the Acquisition Credit Facility, to repay $13.6 million of indebtedness under a subordinated promissory note, or the Acquisition Subordinated Promissory Note, each issued in connection with the acquisition of certain assets including key customer contracts from Spheris, or the Spheris Acquisition, and to pay a $176.5 million special dividend to its stockholders. We received $122.6 million of this special dividend and used $104.1 million to redeem our 6% convertible notes issued to Royal Philips Electronics, or the Convertible Notes, and $4.1 million to extinguish certain other lines of credit. We refer to these transactions as the Recapitalization Transactions.

Private Exchange

On September 30, 2010, we entered into an exchange agreement, or the Exchange Agreement, with certain of MedQuist Inc.’s noncontrolling stockholders that currently hold in the aggregate approximately 13% of MedQuist Inc.’s outstanding shares. Pursuant to the Exchange Agreement, those MedQuist Inc. stockholders will receive 4.2459 shares of our common stock for each MedQuist Inc. share, subject to certain adjustments, including adjustments related principally to MedQuist Inc.’s net debt at the closing of the private exchange, and will enter into a stockholders agreement with us that, among other things, provides them with registration rights and contains provisions regarding their voting in the election of our directors. Every $10.0 million decrease below $304.0 million in MedQuist Inc.’s net debt at the closing of the private exchange would increase the exchange ratio by approximately 0.05 shares of our common stock. The closing under the Exchange Agreement is conditioned upon, among other conditions, our completion of an initial public offering, the listing of our shares on The NASDAQ Global Market and our reincorporation in Delaware and, assuming the private exchange is consummated without any adjustments, would increase our ownership in MedQuist Inc. from 69.5% to 82.5%.

Our Proposed Initial Public Offering, Reincorporation and Share Conversion

On October 18, we filed a registration statement on Form S-1 with the SEC as the first step towards completing an initial public offering of our common stock. The successful consummation of the initial public offering and the listing of the shares of our common stock on The NASDAQ Global Market are both conditions to the consummation of the exchange offer.

Immediately prior to the consummation of the initial public offering of our shares, we intend to convert from a British Virgin Islands company to a Delaware corporation. In connection with that conversion, we may adjust the number of our outstanding shares through a reverse share split or similar action. In connection with that conversion, the BVI shares will be converted into the Delaware shares. The conversion and any such reverse share split or similar action will result in no change to our common stockholders’ relative ownership interests in us.

We also intend to delist our common stock from AIM upon completion of our proposed initial public offering or shortly thereafter and to apply to list our shares on The NASDAQ Global Market.

6

Background and Reasons for the Exchange Offer

Background of CBaySystems Holdings Limited’s Investment in MedQuist Inc.

MedQuist Inc. was established in 1970 and developed a computer-based medical transcription package that replaced tape and cassette recorders with digital recording equipment. MedQuist Inc. purchased Transcriptions Ltd. in May 1994, and grew quickly over the next few years through sales and acquisitions of smaller transcription service organizations. Royal Philips Electronics purchased approximately 60 percent of MedQuist Inc. in June 2000, and later increased its holdings to 69.5 percent. With several strategic acquisitions in 2001 and 2002, MedQuist Inc. obtained the technology and expertise to offer comprehensive document workflow management products and solutions. In August 2008, Royal Philips Electronics sold its 69.5 percent ownership interest in MedQuist Inc. to us, a holding company with a portfolio of investments in medical transcription, healthcare technology and healthcare financial services, for a total consideration of $287 million. The transaction was completed following the subscription to approximately 89 million new ordinary shares in our common stock by S.A.C. PEI CB Investment, L.P. Additionally, in April 2010, MedQuist Inc. completed the purchase of the domestic business of Spheris Inc. while simultaneously, CBay Inc., one of our subsidiaries that directly holds the majority ownership in MedQuist Inc., acquired the stock of Spheris India Private Limited, a subsidiary of Spheris, creating a combined company for healthcare providers to improve their clinical documentation and drive toward electronic health record, or EHR, adoption faster and at a lower cost through advanced technology and expanded domestic and global services.

Background of the Exchange Offer

Since our acquisition of the majority ownership stake in MedQuist Inc., our management and directors have been aware that further consolidating our operations with those of MedQuist Inc. could lead to substantial overhead reductions and allow us to capitalize on our underlying technology, healthcare domain expertise and attractive long-term relationships with customers of MedQuist Inc.

During the course of our consultations with our financial advisors and outside counsel in the summer of 2010, our management determined that a two-tiered private and public exchange offer was the best method for acquiring the remaining shares of MedQuist Inc. common stock held by third parties. Our management wanted to pursue the most efficient course for combining MedQuist Inc. and our company, and believed that offering to buy shares of MedQuist Inc. common stock directly from the other MedQuist Inc. stockholders would result in an expedited and fair process. Additionally, our management concluded that pursuing a two-tiered exchange offer, whereby a significant portion of the minority MedQuist Inc. stockholders agreed to participate in a private exchange of their MedQuist Inc. common stock for our common stock, followed by a registered public exchange for the remaining MedQuist Inc. common stock, gave us the best opportunity to acquire the highest number of shares of MedQuist Inc. common stock in the most efficient and expeditious manner. In choosing to recommend the two-tiered exchange offer structure to our board, our management sought to choose a path consistent with recent precedents for transactions involving the acquisition of the minority interests of publicly traded companies by their principal stockholders. In contrast to an exchange offer transaction, our management also considered a merger transaction, but due to certain provisions of New Jersey corporate law, a merger transaction was deemed not to be a viable option at this time.

On September 30, 2010, our board of directors met to consider the advisability of the two-tiered exchange offer. At this meeting, the board engaged in a discussion, with members of our management, outside counsel and financial advisors participating, of the proposed two-tiered exchange offer structure. Following this discussion, our board of directors determined unanimously to approve the private exchange.

Our Reasons for the Exchange Offer

At its meeting on October 17, 2010, our board of directors unanimously approved the exchange offer. In reaching its conclusion, our board of directors considered, among others, the following factors:

•	the completion of the exchange offer would enable MedQuist Inc. and us to create a simpler, unified capital structure in which equity investors would participate in the equity of us and MedQuist Inc. only at the

7

CBaySystems Holdings Limited level. Our board also believed that unifying public stockholdings at a single level could lead to greater liquidity for investors, particularly for the former holders of MedQuist Inc. common stock, due to the increased combined public float;

•	the unified capital structure that would result from the exchange offer would facilitate the investment and transfer of funds between us and MedQuist Inc. and its subsidiaries, thereby facilitating more efficient uses of our consolidated financial resources;

•	the belief that we will be better positioned than MedQuist Inc. on a stand-alone basis to develop and exploit MedQuist Inc.’s assets, including through acquisitions and dispositions;

•	the elimination of public stockholders at the MedQuist Inc. level would create opportunities for cost reductions through the reduction of overhead and reporting and compliance costs;

•	the opportunity to eliminate, by converting the public’s ownership of MedQuist Inc. common stock into ownership of our common stock through the exchange offer, the potential for conflicts of interest between us, on the one hand, and the assets of MedQuist Inc. and its public stockholders, on the other, including with respect to the disposition or use of MedQuist Inc. for the benefit of us and our stockholders;

•	the exchange ratio, and the premium to the pre-announcement market price of MedQuist Inc. common stock reflected therein;

•	the ability of MedQuist Inc.’s stockholders, through ownership of our common stock, to participate in the growth of MedQuist Inc.’s business and our other businesses;

•	the financial and operating results of MedQuist Inc.;

•	the terms and conditions of the exchange offer; and

•	the level of dilution that our current stockholders would experience in connection with the exchange offer.

Interests of Directors and Executive Officers

As of April 15, 2010, directors and executive officers of MedQuist Inc. and their respective affiliates beneficially owned 157,159 shares of our common stock (including options that are exercisable within 60 days), which constitutes approximately 0.42% of the outstanding shares of MedQuist Inc. common stock. All of these directors and executive officers have indicated that they intend to tender their shares in the exchange offer.

8

Summary of Terms of the Exchange Offer

We have summarized the terms of the exchange offer below. You should read the discussion under “The Exchange Offer” in this prospectus for further information regarding the exchange offer.

Exchange Offer	We are offering to exchange “newly issued” shares of our common stock for properly tendered and accepted shares of MedQuist Inc. common stock.

All shares of our common stock validly tendered and not withdrawn and accepted by us will be exchanged at a ratio of shares of our common stock for each share of MedQuist Inc. common stock, on the terms and subject to the conditions of this exchange offer. The terms and conditions of this exchange offer are described in this document, the letter of transmittal and the instructions to the letter of transmittal. We will promptly return any shares of MedQuist Inc. common stock not accepted by us for exchange following the expiration date.

Fractional shares will not be issued in the exchange offer and cash will be paid in lieu of any fractional shares.

Expiration Date	The exchange offer will expire at 11:59 p.m., New York City time, on , unless extended or earlier terminated by us. If a broker, dealer, commercial bank, trust company or other nominee holds your MedQuist Inc. common stock, such nominee may have an earlier deadline for accepting the offer. You should promptly contact the broker, dealer, commercial bank, trust company or other nominee that holds your shares of MedQuist Inc. common stock to determine its deadline.

Settlement Date	The settlement date in respect of any shares of MedQuist Inc. common stock that are validly tendered prior to the expiration date will be promptly following the expiration date and is anticipated to be on or about . See “The Exchange Offer—Settlement Date.”

Certain Consequences to Non-Tendering Holders	Shares of MedQuist Inc. common stock not tendered in the exchange offer will remain outstanding after the consummation of the exchange offer. Depending on the number of shares of MedQuist Inc. common stock tendered in the exchange offer, MedQuist Inc. may be delisted from The NASDAQ Global Market, which may adversely affect the liquidity and value of any shares of MedQuist Inc. common stock held by investors.

Conditions to the Exchange Offer	The exchange offer is conditioned upon the closing conditions described in “The Exchange Offer—Conditions of the Exchange Offer.” These conditions include our reincorporation as a Delaware corporation, the completion of our proposed U.S. initial public offering and the consummation of the private exchange. Our obligation to exchange is not subject to any minimum tender condition.

Procedures For Tendering Shares of MedQuist Inc. Common Stock	Most shares of MedQuist Inc. common stock were issued in book-entry form, and are all currently represented by one or more global

9

certificates held for the account of the DTC. If your securities are book entry securities, you may tender your shares of common stock by transferring them through DTC’s ATOP or following the other procedures described under “The Exchange Offer—Procedures for Tendering.”

If your interest as a holder of common stock is in certificated form, you must deliver to the exchange agent a properly completed and duly executed letter of transmittal or a duly executed copy thereof, along with any additional information required by the exchange agent as well as payment for transfer or similar taxes, if any.

If you beneficially own common stock through an account maintained by a broker, dealer, commercial bank, trust company or other DTC participant and you desire to tender common stock, you should contact your DTC participant promptly and instruct it to tender your shares of common stock on your behalf. Beneficial owners are urged to appropriately instruct their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for their instruction.

In order for your bank, broker, custodian, commercial bank, trust company or other nominee to validly tender shares of common stock in the exchange offer, such bank, broker, custodian, commercial bank, trust company or other nominee must deliver to the exchange agent via DTC an electronic message that will contain certain information specified under “The Exchange Offer—Procedures for Tendering—How to tender if you are a beneficial owner but not a DTC participant?”

To participate in the exchange offer, a DTC participant must:

• comply with the ATOP procedures of DTC described under “The Exchange Offer—Procedures for Tendering—Tendering through DTC’S ATOP;” or

• (i) complete and sign and date the letter of transmittal, or a facsimile of the letter of transmittal; (ii) have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and (iii) mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date.

In addition, a DTC participant must comply with the additional procedures set forth under “The Exchange Offer—Procedures for Tendering—How to tender if you are a DTC participant?”

On the date of any tender for exchange, if your interest is in certificated form, you must do each of the following in order to validly tender for exchange:

• complete and manually sign the accompanying letter of transmittal provided by the exchange agent, or a facsimile of the exchange notice, and deliver the signed letter to the exchange agent;

• surrender the certificates of your shares of common stock to the exchange agent;

10

• if required, furnish appropriate endorsements and transfer documents; and

• if required, pay all transfer or similar taxes.

If you are using a letter of transmittal or notice of withdrawal, you must have signatures guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act. In addition, such entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. Signature guarantees are not required, however, if the shares of common stock are tendered for the account of a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

WE ARE NOT PROVIDING FOR GUARANTEED DELIVERY PROCEDURES AND THEREFORE YOU MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER PROCEDURES TO BE COMPLETED DURING NORMAL BUSINESS HOURS OF DTC ON OR PRIOR TO THE EXPIRATION DATE. TENDERS NOT RECEIVED BY THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE WILL BE DISREGARDED AND HAVE NO EFFECT.

IF YOUR INTEREST AS A HOLDER OF MEDQUIST INC. COMMON STOCK IS IN CERTIFICATED FORM, YOU MUST DELIVER THE MEDQUIST INC. COMMON STOCK CERTIFICATES TO BE EXCHANGED IN THE MANNER SPECIFIED IN THE ACCOMPANYING LETTER OF TRANSMITTAL AND A PROPERLY COMPLETED LETTER OF TRANSMITTAL.

Extensions, Termination or Amendment of the Exchange Offer	We reserve the right to extend the exchange offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the exchange offer in any respect prior to the expiration date. Further, we may be required by law to extend the exchange offer if we make a material change in the terms of the exchange offer or in the information contained in this prospectus or waive a material condition to the exchange offer. During any extension of the exchange offer, MedQuist Inc. common stock that was previously tendered and not validly withdrawn will remain subject to the exchange offer. We reserve the right, in our sole and absolute discretion, but subject to applicable law, to terminate the exchange offer at any time prior to the expiration date if any condition to the exchange offer is not met. If the exchange offer is terminated, no shares of MedQuist Inc. common stock will be accepted for purchase, and any shares of MedQuist Inc. common stock that have been tendered will be promptly returned to the holder. For more information regarding

11

our right to extend, terminate or amend the exchange offer, see “The Exchange Offer — Expiration Date; Extensions; Termination; Amendment.”

Withdrawal Rights	You may withdraw any MedQuist Inc. common stock tendered in the exchange offer at any time prior to the expiration date. If you validly request to withdraw your shares of MedQuist Inc. common stock prior to the expiration of the exchange offer, they will be returned without expense to you or, in the case of shares of MedQuist Inc. common stock tendered by book-entry transfer, such shares of MedQuist Inc. common stock will be credited to an account maintained at DTC, designated by the participant therein who so delivered such shares of MedQuist Inc. common stock, in each case, promptly following the expiration date or the termination of the exchange offer.

For further information regarding the withdrawal of tendered MedQuist Inc. common stock, see “The Exchange Offer—Withdrawal of Tenders.”

Return of Unaccepted Shares	If any tendered shares of MedQuist Inc. common stock are not accepted for payment for any reason pursuant to the terms and conditions of the exchange offer, such shares will be returned without expense to the tendering holder or, in the case of shares tendered by book-entry transfer, such shares will be credited to an account maintained at DTC, designated by the participant therein who so delivered such shares, in each case, promptly following the expiration date or the termination of the exchange offer.

No Appraisal Rights	No appraisal rights are available to holders of MedQuist Inc. common stock in connection with the exchange offer.

Comparative Market Price Information	MedQuist Inc. common stock is currently listed on The NASDAQ Global Market under the symbol “MEDQ.” Our common stock is currently on AIM under the symbol “CBAY.”

On October , 2010, the closing price of MedQuist Inc. common stock on The NASDAQ Global Market was $ per share, and the closing price of our common stock on AIM was £ per share, which was equivalent to approximately $ per share based on the federal reserve noon buying rate of £ to $ in effect on , 2010.

On , 2010, the last trading day before the determination of the exchange ratio, the closing price of MedQuist Inc. common stock on The NASDAQ Global Market was $ per share, and the closing price of our common stock on AIM was £ per share, which was equivalent to approximately $ per share based on the federal reserve noon buying rate of £ to $ in effect on , 2010.

Accounting Treatment	Assuming we acquire all shares of MedQuist Inc. common stock pursuant to the exchange offer, the transaction would be accounted for as an equity transaction, as we would retain control of MedQuist Inc. after the transaction.

12

Comparison of Rights of Stockholders of MedQuist Inc. and Stockholders of Our Company	After the completion of the exchange offer, you will become a stockholder of our company and your rights as a stockholder will be governed by our certificate of incorporation and by-laws. There are differences between the certificates of incorporation and by-laws of MedQuist Inc. and our company. MedQuist Inc. is a New Jersey corporation and our company will be a Delaware corporation, so your rights will be governed by Delaware law after the completion of the exchange offer. For a summary comparison of the rights of holders of our common stock and holders of MedQuist Inc. common stock, see “Comparison of Rights of Holders of Our Common Stock and MedQuist Inc. Common Stock.”

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” before deciding whether to participate in the exchange offer.

United States Federal Income Tax Considerations For MedQuist Inc. Common Stock Holders	We intend to take the position that the exchange offer will be treated for United States federal income tax purposes as a transaction described in Section 351(a) of the Internal Revenue Code of 1986, as amended, under which you would generally not recognize gain or loss upon the receipt of shares of our common stock in exchange for your shares of MedQuist Inc. common stock, other than any gain or loss recognized on the receipt of cash instead of fractional shares. The tax consequences to you will depend on the facts and circumstances of your own situation. Please consult your tax adviser for a full understanding of the tax consequences to you. See “Material United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the tender of the MedQuist Inc. common stock pursuant to the exchange offer.

Brokerage Commissions	If your shares of MedQuist Inc. common stock are held through a broker or other nominee who tenders shares of MedQuist Inc. common stock on your behalf, your broker may charge you a commission for doing so.

Soliciting Dealer Fee	With respect to any tender of shares of MedQuist Inc. common stock, we will pay the soliciting dealer a fee of $ per share accepted for exchange. See “The Exchange Offer—Soliciting Dealer Fee.”

Information Agent and Exchange Agent

Dealer Manager	Jefferies & Company, Inc.

Market-Trading	Shares of MedQuist Inc. common stock are traded on The NASDAQ Global Market under the symbol “MEDQ”. See “Comparative Market Price and Dividend Information.”

We have applied to list shares of our common stock to be issued in the exchange offer on The NASDAQ Global Market under the symbol “ .” The approval of our application to list our

13

common stock on The NASDAQ Global Market is a condition for the consummation of the exchange offer.

Further Information	If you have questions regarding the procedures for tendering in the exchange offer or require assistance in tendering your shares of MedQuist Inc. common stock, please contact the dealer manager, the exchange agent or the information agent. If you would like additional copies of this prospectus, our annual, quarterly, and current reports, proxy statement and other information, please contact the information agent. The contact information for the dealer manager, the exchange agent and the information agent is set forth on the back cover of this prospectus.

14

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data for the years ended December 31, 2007, 2008 and 2009 and as of June 30, 2010 and for the six months ended June 30, 2009 and 2010. The summary historical consolidated financial data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We prepared the unaudited historical information on a basis consistent with that used in preparing our audited consolidated financial statements, which reflect all adjustments, consisting of only normal recurring adjustments, that we consider necessary to present fairly our financial position and results of operations for the unaudited periods.

Our summary historical consolidated statements of operations and other operating data reflect the consolidation of the results of operations of MedQuist Inc. since August 6, 2008 and Spheris since April 22, 2010, the respective dates of their acquisition.

The summary consolidated financial data also sets forth our unaudited pro forma condensed combined statements of operations for the year ended December 31, 2009 and the six months ended June 30, 2010 and our unaudited pro forma condensed consolidated balance sheet as of June 30, 2010. The unaudited pro forma condensed combined statements of operations and the unaudited pro forma condensed consolidated balance sheet have been derived from the historical consolidated financial information of the Company and Spheris, which are included elsewhere in this prospectus.

The pro forma combined statements of operations and other operating data for the year ended December 31, 2009 and the six months ended June 30, 2010 give effect to the following transactions as if they had occurred on January 1, 2009:

•	the Spheris Acquisition and the incurrence by MedQuist Inc. of $113.6 million of debt to finance the Spheris Acquisition;

•	the incurrence by MedQuist Inc. of $285.0 million of indebtedness under the Senior Secured Credit Facility and Senior Subordinated Notes, the simultaneous repayment of $90.0 million of indebtedness under the Acquisition Credit Facility, the repayment of $13.6 million of indebtedness under the Acquisition Subordinated Promissory Notes, the payment of a $176.5 million special dividend to MedQuist Inc.’s stockholders, of which we received $122.6 million and the noncontrolling stockholders of MedQuist Inc. received $53.9 million, and the repayment by us, using the proceeds of such dividend, of $104.1 million to extinguish our 6% Convertible Notes including a $7.7 million premium on early prepayment, and $4.1 million under certain other lines of credit;

•	the issuance of 20.3 million shares of our common stock in exchange for 4.8 million shares of MedQuist Inc. common stock pursuant to the terms of the Exchange Agreement with certain noncontrolling stockholders of MedQuist Inc., assuming the private exchange is consummated without any adjustments, which will increase our ownership in MedQuist Inc. from 69.5% to 82.5%;

•	the issuance of 4.5 million shares of our common stock pursuant to an agreement entered into at the time of our acquisition of a majority interest in MedQuist Inc., the Consulting Services Agreement; and

•	the issuance of 28.4 million shares of our common stock to be issued in exchange for 6.7 million shares of MedQuist Inc. common stock in this exchange offer, assuming an exchange ratio equal to the exchange ratio applicable under the Exchange Agreement and a full exchange. This would increase our ownership in MedQuist Inc. from 82.5% to 100%.

The pro forma combined statements of operations and other operating data for the year ended December 31, 2009 and the six months ended June 30, 2010 do not give effect to the following:

•	the impact on net revenues from volume declines resulting from Spheris customer terminations prior to the Spheris Acquisition. The pro forma net revenues for the year ended December 31, 2009 and for the six months ended June 30, 2010 include $24.6 million and $2.3 million, respectively, of net revenues associated with such terminations; and

15

•	the full impact on Adjusted EBITDA of cost savings and synergies resulting from the Spheris Acquisition, which we have implemented since the Spheris Acquisition and expect to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized benefit of $28.0 million. Our results for the six months ended June 30, 2010 reflect $0.9 million of such cost savings.

The pro forma balance sheet data as of June 30, 2010 gives effect to the Corporate Reorganization and the shares of our common stock issuable pursuant to the Consulting Services Agreement, as if they occurred as of June 30, 2010.

The pro forma as adjusted balance sheet data as of June 30, 2010 also gives effect to the issuance of        shares of common stock in our proposed initial public offering at an assumed initial public offering price of $      per share, the midpoint of the price range shown on the cover of the prospectus for our initial public offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us as if such transaction occurred as of June 30, 2010.

Our historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Spheris Acquisition, the Corporate Reorganization and the shares of our common stock issuable pursuant to the Consulting Services Agreement, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma information does not reflect revenue opportunities and cost savings that may be realized after the Spheris Acquisition. The pro forma financial information also does not reflect expenses related to integration activity that may be incurred by us in connection with the Spheris Acquisition.

The pro forma data is based upon available information and certain assumptions that we believe are reasonable. The pro forma data is for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been if such events had occurred on the dates specified above and does not purport to project the results of operations or financial position for any future period or date. The pro forma data should be read in conjunction with our historical consolidated financial statements, and related notes included elsewhere in this prospectus as adjusted for the acquisition of Spheris using the acquisition method of accounting.

You should read the following summary financial and other data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the sections entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in Annex A.

16

	Historical					Pro Forma
						Year	Six Months
	Years Ended			Six Months Ended		Ended	Ended
	December 31,			June 30,		December 31,	June 30,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)		(Unaudited)
	(In thousands, except for per share amounts)

Statement of Operations Data
Net revenues	$57,694	$193,673	$371,768	$188,539	$200,592	$528,364	$243,963
Cost of revenues	30,209	125,074	239,549	121,755	128,641	348,608	159,984

Gross profit	27,485	68,599	132,219	66,784	71,951	179,756	83,979
Operating expenses	—	—	—	—	—	—	—
Selling, general and administrative	25,137	51,243	60,632	31,764	32,706	79,725	38,869
Research and development	—	6,099	9,604	4,796	5,593	9,604	5,785
Depreciation and amortization	2,915	14,906	26,977	13,610	15,068	40,737	18,910
Cost of legal proceedings and settlements	—	5,311	14,943	12,158	2,152	16,189	2,152
Acquisition related charges	—	—	1,246	—	6,045	—	—
Goodwill impairment charge	—	98,972	—	—	—	—	—
Restructuring charges	—	2,106	2,727	—	966	3,502	966

Total operating expenses	28,052	178,637	116,129	62,328	62,530	149,757	66,682

Operating income (loss)	(567)	(110,038)	16,090	4,456	9,421	29,999	17,297
Interest expense, net	(2,108)	(3,954)	(9,132)	(4,660)	(7,351)	(31,251)	(16,316)
Equity in income (loss) of affiliated companies	(105)	66	1,933	408	546	1,933	546
Other income	14	9	11	—	108	2,136	60

Income (loss) before income taxes and noncontrolling interests	(2,766)	(113,917)	8,902	204	2,724	2,817	1,587
Income tax provision (benefit)	(113)	(5,398)	1,082	639	(326)	342	(190)

Net income (loss)	(2,653)	(108,519)	7,820	(435)	3,050	2,475	1,777
Less: Net (income) loss attributable to noncontrolling interests	57	(5,154)	(7,085)	(2,335)	(2,497)	—	11

Net income (loss) attributable to CBaySystems Holdings Limited	$(2,596)	$(113,673)	$735	$(2,770)	$553	$2,475	$1,788

Net income (loss) per common share attributable to CBaySystems Holdings Limited
Basic	$(0.04)	$(1.13)	$(0.01)	$(0.03)	$(0.01)	$0.00	$0.01
Diluted	$(0.04)	$(1.13)	$(0.01)	$(0.03)	$(0.01)	$0.00	$0.01
Weighted average shares outstanding:
Basic	57,929	101,669	156,116	154,991	157,705	209,326	210,915
Diluted	57,929	101,669	156,116	154,991	157,705	209,326	210,915
Adjusted EBITDA(1)(2)	$2,362	$18,886	$60,130	$27,970	$33,760	$91,517	$39,385

(1)	See below for reconciliations of net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA.

17

(2)	Pro forma amounts do not give effect to (i) the impact on net revenues from volume declines, resulting from pre-acquisition customer terminations at Spheris, of $24.6 million and $2.3 million in net revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively, and (ii) the full impact of cost savings and synergies resulting from the Spheris Acquisition, which we have implemented since the Spheris Acquisition and expect to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized benefit of $28.0 million. Our results for the six months ended June 30, 2010 reflect $0.9 million of such cost savings. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The following table sets forth certain historical financial and operating data for us, MedQuist Inc. and Spheris.

	Historical					Pro Forma
						Year	Six Months
	Years Ended			Six Months Ended		Ended	Ended
	December 31,			June 30,		December 31,	June 30,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)		(Unaudited)
	(In thousands, except for per share amounts)

Other Data
Net Revenues:
Consolidated(1)	$57,694	$193,673	$371,768	$188,539	$200,592	$528,364	$243,963
MedQuist Inc.	340,342	326,853	307,200
Spheris	200,392	182,843	156,596
Adjusted EBITDA(2)
Consolidated(1)	$2,362	$18,886	$60,130	$27,970	$33,760	$91,517	$39,385
MedQuist Inc.	3,480	32,337	55,636
Spheris	28,227	26,317	30,569

(1)	Pro forma amounts do not give effect to (i) the impact on net revenues from volume declines, resulting from pre-acquisition customer terminations at Spheris, of $24.6 million and $2.3 million in net revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively, and (ii) the full impact of cost savings and synergies resulting from the Spheris Acquisition, which we have implemented since the Spheris Acquisition and expect to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized benefit of $28.0 million. Our results for the six months ended June 30, 2010 reflects 0.9 million of such cost savings. See “Unaudited Pro Forma Condensed Combined Financial Information.”

(2)	See below for reconciliations of net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA.

	As of June 30,
	2010
			Pro Forma
	Actual	Pro Forma	As Adjusted
		(Unaudited)
Balance Sheet Data		(In thousands)

Cash and cash equivalents(a)	$22,457	$25,889
Working capital(b)	6,753	7,357
Total assets	380,151	391,291
Long term debt, including current portion of debt	214,092	294,973
Total equity	74,934	7,355

(a)	Pro forma as adjusted amount gives effect to a $5.0 million payment to SAC PCG in connection with the Corporate Reorganization.
(b)	Working capital is defined as total current assets, excluding cash and cash equivalents, minus total current liabilities, excluding current portion of debt.

18

The following table presents a reconciliation of net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA for CBaySystems Holdings Limited:

	Historical					Pro Forma
						Year	Six Months
	Years Ended			Six Months Ended		Ended	Ended
	December 31,			June 30,		December 31,	June 30,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)		(Unaudited)
	(In thousands)

Net income (loss) attributable to CBaySystems Holdings Limited	$(2,596)	$(113,673)	$735	$(2,770)	$553	$2,475	$1,788
Net income (loss) attributable to noncontrolling interests	(57)	5,154	7,085	2,335	2,497	—	(11)
Income tax provision (benefit)(a)	(113)	(5,398)	1,082	639	(326)	342	(190)
Interest expense, net	2,108	3,954	9,132	4,660	7,351	31,251	16,316
Depreciation and amortization	2,915	14,906	26,977	13,610	15,068	40,737	18,910
Cost of legal proceedings and settlements	—	5,311	14,943	12,158	2,152	16,189	2,152
Acquisition related charges	—	5,620	1,246	—	6,045	—	—
Goodwill impairment charge	—	98,972	—	—	—	—	—
Restructuring charges	—	2,106	2,727	—	966	3,502	966
Equity in (income) loss of affiliated companies	105	(66)	(1,933)	(408)	(546)	(1,933)	(546)
Receivable write-offs, asset impairment charges, severance charges and accrual reversals(b)	—	2,000	(1,864)	(2,254)	—	(1,046)	—

Adjusted EBITDA(c)	$2,362	$18,886	$60,130	$27,970	$33,760	$91,517	$39,385

(a)	We have $130.0 million of federal net operating loss carry forwards as of December 31, 2009 and will record approximately $30.0 million of annual tax amortization related to intangible assets, including goodwill, that will reduce future taxable income. Due to the existence of federal net operating loss carry forwards and the impact of tax amortization related to intangible assets, including goodwill, cash taxes paid (refunded) were $84,000, $160,000, $796,000 for the years ended December 31, 2007, 2008 and 2009, respectively, and $497,000 and $(478,000) for the six months ended June 30, 2009 and 2010, respectively.

(b)	Includes an impairment charge to write-off the amount paid related to severance of one of our former executives and the reversal of certain accruals, related to litigation claims, as a result of the expiration of the applicable statute of limitations.

19

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for MedQuist Inc.:

	Years Ended December 31,
	2007	2008	2009
	(In thousands)

Net income (loss)	$(15,206)	$(68,795)	$23,291
Income tax provision (benefit)	2,339	(16,513)	1,975
Interest (income) expense, net	(8,366)	(2,438)	134
Depreciation and amortization	16,499	17,504	15,672
Restructuring and acquisition-related charges	2,756	2,055	2,727
Acquisition related charges	—	—	1,263
Cost of legal proceedings and settlements, net	6,083	19,738	14,843
Goodwill impairment charge	—	82,233	—
Equity in income of affiliated companies(a)	(625)	(236)	(2,015)
Other income and accrual reversals(b)	—	(1,211)	(2,254)

Adjusted EBITDA	$3,480	$32,337	$55,636

(a)	Represents proportionate share of earnings from our equity method investment in A-Life Medical, Inc., which is expected to be sold in November 2010 pursuant to an executed agreement.

(b)	Represents the reversal of certain accruals relating to certain litigation claims as a result of the expiration of the applicable statute of limitations.

The following table presents a reconciliation of net loss to Adjusted EBITDA for Spheris:

	Years Ended December 31,
	2007	2008	2009
	(In thousands)

Net loss	$(11,361)	$(19,179)	$(187,383)
Income tax provision (benefit)	(5,856)	3,870	(14,571)
Interest expense, net	21,171	19,104	17,439
Depreciation and amortization	24,273	21,613	7,230
Operational restructuring charges	—	484	775
Transaction charge	—	—	6,961
Cost of legal proceedings and settlements	—	425	1,246
Goodwill impairment charge	—	—	198,872

Adjusted EBITDA	$28,227	$26,317	$30,569

20

Adjusted EBITDA is a metric used by management to measure operating performance. Adjusted EBITDA is defined as net income (loss) attributable to CBaySystems Holdings Limited, MedQuist Inc. or Spheris, as applicable, plus net income (loss) attributable to noncontrolling interests, income taxes, interest expense, depreciation and amortization, cost of legal proceedings and settlements, acquisition related charges, goodwill impairment charge, restructuring charges, equity in income (loss) of affiliated company, asset impairment charges, severance costs, and certain unusual or nonrecurring items. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out the following:

•	potential differences caused by variations in capital structures (affecting interest expense, net), tax positions (such as the impact on periods or companies for changes in effective tax rates), the age and book depreciation of fixed assets (affecting depreciation expense);

•	the impact of non-cash charges, such as goodwill impairment charges and asset impairment charges; and

•	the impact of unusual expenses or events, such as acquisition related charges, restructuring charges, severance costs and certain unusual or nonrecurring items.

Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our profitability or liquidity. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

21

Comparative Per Share Data

In the following table we present historical per share data for CBaySystems Holdings Limited and MedQuist Inc., unaudited pro forma condensed combined per share data for CBaySystems Holdings Limited and equivalent pro forma per share data for MedQuist Inc. for, and as of, the year ended December 31, 2009 and for, and as of, the six months ended June 30, 2010 using certain assumptions as set forth in the footnotes to the table. The data does not purport to be indicative of:

•	the results of operations or financial position which would have been achieved if the Corporate Reorganization and the stock issuance under the Consulting Services Agreement had occurred at the beginning of the period or as of the date indicated, or

•	the results of operations or financial position which may be achieved in the future.

For further information regarding the calculation of pro forma net income per share, see “— Summary Historical and Unaudited Pro Forma Consolidated Financial Data” above and “Unaudited Pro Forma Condensed Combined Financial Information” in Annex A.

	Six Months Ended		Year Ended
	June 30, 2010		December 31, 2009

Net income (loss) per share:
Historical CBaySystems Holdings Limited basic		$(0.01)		$(0.01)
Historical CBaySystems Holdings Limited diluted		$(0.01)		$(0.01)
CBaySystems Holdings Limited pro forma basic(1)		$0.01		$0.00
CBaySystems Holdings Limited pro forma diluted(1)		$0.01		$0.00
Historical MedQuist Inc. basic(2)		$0.22		$0.62
Historical MedQuist Inc. diluted(2)		$0.22		$0.62
MedQuist Inc. pro forma equivalent basic(3)	$		$
MedQuist Inc. pro forma equivalent diluted(3)	$		$
Cash dividends per share
Historical CBaySystems Holdings Limited		$—		$—
Historical MedQuist Inc.		—		1.33
MedQuist Inc. pro forma equivalent(3)	$		$
	As of		As of
Book value per share	June 30, 2010		December 31, 2009

Historical CBaySystems Holdings Limited		$0.235		$0.235
CBaySystems Holdings Limited pro forma(4)		$0.033	$	N/A
Historical MedQuist Inc.		$3.263		$3.055
MedQuist Inc. pro forma equivalent(3)	$		$

(1)	Determined by dividing the pro forma net income by the pro forma number of weighted average shares outstanding for the six months ended June 30, 2010 and the year ended December 31, 2009.

(2)	Represents MedQuist Inc. net income per share.

(3)	The MedQuist Inc. equivalent pro forma amounts are calculated by multiplying CBaySystems Holdings Limited pro forma combined amounts by , which is the exchange ratio.

(4)	Determined by dividing the pro forma shareholders’ equity by the pro forma number of shares outstanding as of June 30, 2010.

22

Risk Factors

Risks Related to the Exchange Offer

You will be affected by this exchange offer whether or not you tender your shares of MedQuist Inc. common stock.

Your investment in MedQuist Inc. common stock will be subject to different risks as a result of this exchange offer. As a holder of shares of MedQuist Inc. common stock, you will be affected by this exchange offer regardless of whether you tender all, some or none of your shares of MedQuist Inc. common stock in this exchange offer.

The MedQuist Inc. common stock may be delisted from The NASDAQ Global Market which may adversely affect the liquidity and value of any shares of MedQuist Inc. common stock held by investors for an indefinite period of time. In addition, depending on the number of holders of common stock of MedQuist Inc. following the completion of the exchange offer, MedQuist may deregister under the Exchange Act.

If less than all holders of MedQuist Inc. common stock participate in the exchange offer, then we may fail to realize the full benefits of the exchange offer.

If the number of holders of MedQuist Inc. common stock materially decreases, or if MedQuist Inc. common stock is delisted from The NASDAQ Global Market, equity research coverage of MedQuist Inc. common stock may be discontinued, which could adversely affect the liquidity and valuation of MedQuist Inc. common stock.

You may not receive any premium on the issuance of our common stock in exchange for MedQuist Inc. common stock.

We cannot predict whether or to what extent there will be a premium at the end of this exchange offer. As a result, if you tender your shares of MedQuist Inc. common stock in this exchange offer, you may not receive any premium. Any premium that you would receive through your participation in this exchange offer will depend upon a variety of factors including the market prices of shares of MedQuist Inc. common stock and our common stock at the time of the closing of this exchange offer, which we cannot predict. Even if you receive a premium in this exchange offer, it is possible that over time, the market value of the number of shares of MedQuist Inc. common stock tendered and accepted in this exchange offer will exceed the market value of our common stock received in this exchange offer.

The number of shares of our common stock offered per share of MedQuist Inc. common stock in the exchange offer is fixed and will not be adjusted. The market price of our common stock may fluctuate, and the market price of the shares of our common stock upon settlement of the exchange offer could be less than the market price at the time you tender your MedQuist Inc. common stock.

The number of shares of our common stock offered for each share of MedQuist Inc. common stock accepted for exchange is fixed at the amounts specified on the cover of this prospectus and will not be adjusted regardless of any increase or decrease in the market price of our common stock or the MedQuist Inc. common stock between the date of this prospectus and the settlement date. Therefore, the market price of our common stock at the time you receive our common stock on the settlement date, or any extension of the exchange offer, when we deliver our common stock in exchange for MedQuist Inc. common stock, could be less than the market price at the time you tender your MedQuist Inc. common stock. The market price of our common stock has recently been subject to significant fluctuations and volatility.

Our stock price may decline due to the number of shares of our common stock to be issued in the exchange offer.

The market price of our common stock could decline as a result of the issuance of a large number of shares of our common stock in the market after the exchange offer or the perception that such an issuance could occur. This issuance, or the possibility that such issuance may occur, also might make it more difficult for stockholders to sell such shares in the future at a time and at a price they would deem appropriate.

23

Assuming all shares of outstanding MedQuist Inc. common stock subject to the offer to exchange are validly tendered and accepted for exchange, will issue           shares of our common stock in this exchange offer. As of October 11, 2010, we had 158.2 million shares of our common stock outstanding. On a fully diluted basis (without giving effect to this exchange offer), there would be approximately 189.6 million shares outstanding, which includes (i) 5.8 million shares issuable upon exercise of all outstanding options under our equity incentive plan, (ii) 0.4 million shares issuable upon the exercise of outstanding options under certain individual option grants to certain members of management, (iii) 20.3 million shares issuable pursuant to the private exchange, assuming a full exchange, (iv) 4.5 million shares issuable pursuant to the Consulting Services Agreement and (v) 0.4 million shares issuable pursuant to a warrant agreement between us and Oosterveld International B.V. See “Certain Relationships and Related Party Transactions” in Annex A.

We may fail to realize all of the anticipated benefits of the exchange offer.

The primary goal of the exchange offer is to unify public stockholdings at a single level, which we believe could lead to greater liquidity for investors, particularly for the former holders of MedQuist Inc. common stock, due to the increased combined public float. We also believe that the unified capital structure that would result from the exchange offer would also facilitate the investment and transfer of funds between us and MedQuist Inc. and its subsidiaries, thereby facilitating more efficient uses of our consolidated financial resources. To the extent the challenges of unifying our corporate structure turn out to be greater than we have expected, or we fail to obtain the necessary consents to consummate the exchange offer, we may fail to realize these and other anticipated benefits.

We have not obtained a third-party determination that the exchange offer is fair to holders of the MedQuist Inc. common stock.

We are not making a recommendation as to whether or not you should exchange your MedQuist Inc. common stock in the exchange offer. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of the MedQuist Inc. common stock for purposes of negotiating the exchange offer or preparing a report concerning the fairness of the exchange offer. You must make your own independent decision regarding your participation in the exchange offer.

Failure to successfully complete the exchange offer could negatively affect the price of MedQuist Inc. common stock.

Several conditions must be satisfied or waived in order to complete the exchange offer, including that no event has occurred that in our reasonable judgment would materially impair the anticipated benefits to us of the exchange offer or that has had, or could reasonably be expected to have, a material adverse effect on us, our businesses, condition (financial or otherwise) or prospects. See “The Exchange Offer—Conditions of the Exchange Offer.” The foregoing conditions may not be satisfied, and if not satisfied or waived, the exchange offer may not occur or may be delayed.

If the exchange offer is not completed or is delayed, we and MedQuist Inc. may be subject to material risks, including the risk that the market price of MedQuist Inc. common stock may decline to the extent that the current market price of MedQuist Inc. common stock reflects a market assumption that the exchange offer has been or will be completed.

We may issue preferred stock in the future, which may adversely affect the market price of our common stock.

Our board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, conversion rights and preferences over our common stock with respect to dividends or upon our dissolution, winding up and liquidation and other terms. If we issue preferred shares in the future that are convertible into common stock, have a preference over our common stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of our

24

common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Risks Related to Our Business

See “Risk Factors—Risks Related to Our Business” in Annex A.

Risks Related to Our Common Stock

Additional issuances of common stock or securities convertible into common stock may further dilute existing holders of our common stock.

We may determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of our common stock, securities convertible into or exchangeable for shares of our common stock, or common-equivalent securities to fund strategic initiatives or other business needs or to raise additional capital. Depending on our capital needs, we may make such a determination in the near future or in subsequent periods. The market price of our common stock could decline as a result of any such future offering, as well as other sales of a large block of shares of our common stock or similar securities in the market thereafter, or the perception that such sales could occur.

In addition, such additional equity issuances would reduce any earnings available to the holders of our common stock and the return thereon unless our earnings increase correspondingly. We cannot predict the timing or size of future equity issuances, if any, or the effect that they may have on the market price of our common stock. The issuance of substantial amounts of equity, or the perception that such issuances may occur, could adversely affect the market price of our common stock.

The market price of our common stock may fluctuate significantly.

The stock market, particularly in recent years, has experienced significant volatility, and the volatility of stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause volatility in the market price of our common stock include:

•	market conditions affecting our customers’ businesses, including the level of mergers and acquisitions activity;

•	the loss of any major customers or the acquisition of new customers for our services;

•	announcements of new services or functions by us or our competitors;

•	actual and anticipated fluctuations in our quarterly operating results;

•	rumors relating to us or our competitors;

•	actions of stockholders, including sales of shares by our directors and executive officers;

•	additions or departures of key personnel; and

•	developments concerning current or future strategic alliances or acquisitions.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Our largest stockholder will exercise significant control over our company.

After this offering, affiliates of SAC PCG will beneficially own in the aggregate shares representing approximately     % of our outstanding capital stock. Furthermore, we have entered into a Stockholders Agreement with affiliates of SAC PCG pursuant to which they will have the right to nominate to our board three, two or one

25

directors for so long as they own at least 20%, 10% or 5% of our voting power, respectively. This concentration of ownership of our shares and the Stockholders’ Agreement could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of shares of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. This concentration of ownership may also adversely affect our stock price.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the expiration of the 180-day contractual lock-up (if applicable) that our principal stockholders will enter into with the underwriters in connection with our initial public offering and other applicable legal restrictions on resale, the trading price of our common stock could decline significantly. Upon the completion of this exchange offer, and assuming that (1) the private exchange is consummated without any adjustments to the exchange ratio, (2) all holders of MedQuist Inc. common stock tender their shares in the exchange offer, (3) the initial public offering is consummated and (4) the issuance of approximately 4.5 million shares of our common stock pursuant to the Consulting Services Agreement, we will have outstanding           shares of common stock, assuming no exercise of outstanding options. Of these shares,          shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. Jefferies & Company, Inc. may, in its sole discretion, grant waivers under any of the contractual lock-up and thereby permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements. Moreover, a relatively small number of our stockholders own large blocks of shares. We cannot predict the effect, if any, that public sales of these shares or the availability of these shares for sale will have on the market price of our common stock.

After the lock-up agreements pertaining to this offering expire and based on           shares outstanding as of          , 2010, an additional           shares will be eligible for sale in the public market. In addition, the shares subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, holders of approximately           shares of our common stock will have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, pursuant to a registration rights agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management. Provisions of Delaware law and our certificate of incorporation and by-laws, which will be effective upon the completion of the initial public offering, may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our by-laws; and

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

26

In addition, upon the closing of this offering, we will be subject to provisions of our certificate of incorporation similar to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions for our largest stockholder and its affiliates, limit business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth, including growth through acquisitions. The payment of any future dividends will be determined by the board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors. See “Dividend Policy” in Annex A.

If equity research analysts do not publish research or reports about our business, or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our common stock could decline if one or more securities analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

27

Special Note Regarding Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts included in this prospectus, including statements regarding our future financial position, economic performance and results of operations, as well as our business strategy, and projected costs and plans and objectives of management for future operations, and the information referred to under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Annex A, are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or similar terminology.

Such forward-looking statements include but are not limited to statements regarding:

•	potential synergies from the acquisition of Spheris;

•	our ability to adopt and integrate new technologies;

•	our expectation as to the future growth of the healthcare industry;

•	increases in the productivity of medical transcriptionists and medical editors in order to outpace the decline in prices for medical transcription;

•	customer retention;

•	potential benefits of our size and scale;

•	our ability to develop and adopt new technologies;

•	our ability to gain new customers;

•	our ability to increase sales;

•	our intended use of proceeds from this offering; and

•	our ability to prior to the consummation of this exchange offer, reincorporate as a Delaware corporation, complete the proposed U.S. initial public offering, and to consummate the private exchange described under “Corporate Reorganization — Private Exchange.”

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, you are cautioned that any forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although we believe that the expectations reflected in our forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, we also disclaim any obligation to update our view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this prospectus. Important factors that could cause actual results to differ materially from our expectations include, without limitation:

All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

28

Additional Information

For additional information regarding our company, please see the following sections in Annex A attached hereto:

•	“Dividend Policy;”

•	“Capitalization;”

•	“Unaudited Condensed Combined Pro Forma Financial Information;”

•	“Selected Condensed Consolidated Financial Data;”

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

•	“Business;”

•	“Management;”

•	“Principal Stockholders;”

•	“Certain Relationships and Related Party Transactions;” and

•	“Description of Indebtedness.”

29

Comparative Market Price and Dividend Information

Market Price Information for Our Common Stock

We expect our shares to be listed on The NASDAQ Global Market upon consummation of this offering. They have not previously been listed on The NASDAQ Global Market or any other U.S. market. However, our shares are currently listed on AIM under the symbol “CBAY.” Our shares began trading on AIM in June 2007.

As of October 11, 2010, we had 158.2 million shares of our common stock outstanding and approximately 127 holders of record of our common stock. On a fully diluted basis (without giving effect to this exchange offer), there would be approximately 189.6 million shares outstanding, which includes (i) 5.8 million shares issuable upon exercise of all outstanding options under our equity incentive plan, (ii) 0.4 million shares issuable upon the exercise of outstanding options under certain individual option grants to certain present and former executives, (iii) 20.3 million shares issuable pursuant to the private exchange, assuming a full exchange, (iv) 4.5 million shares issuable pursuant to the Consulting Services Agreement and (vi) 0.4 million shares issuable pursuant to a warrant agreement between us and Oosterveld International B.V.

On October 15, 2010, the last reported sale price of our shares listed on AIM was £1.50 per share.

The following table shows the high and low market prices for our shares for the most recent five years and for each full financial quarter for the two most recent fiscal years. Market prices for our shares have fluctuated significantly since they were listed on AIM and trading volume on AIM have been very small in relation to the number of our total outstanding shares. As a result, the market prices shown in the following table may not be indicative of the market prices at which our shares will trade after this offering.

	Share Price
	(pence)
	High		Low

Year
2009	84.5		33.5
2008	84.5		40.5
2007	112.0	(1)	63.5	(1)
2006	—		—
2005	—		—

Quarter
Third Quarter 2010	136.0		112.5
Second Quarter 2010	155.0		86.5
First Quarter 2010	212.5		62.5
Fourth Quarter 2009	84.5		69.0
Third Quarter 2009	82.0		38.5
Second Quarter 2009	40.5		33.5
First Quarter 2009	46.0		36.5
Fourth Quarter 2008	74.0		40.5
Third Quarter 2008	79.5	(2)	62.5	(2)
Second Quarter 2008	74.5	(2)	71.0	(2)
First Quarter 2008	84.5		72.0

(1)	We were admitted to AIM on June 18, 2007. Data for 2007 reflects closing prices from June 15, 2007 to December 31, 2007.

(2)	As a result of the reverse takeover rules of AIM, our shares were temporarily suspended from trading on AIM on May 22, 2008 in connection with the execution of the stock purchase agreement by and among us, CBay Inc. and Philips for our acquisition of 69.5% of the outstanding shares of MedQuist Inc. common stock. The shares resumed trading on July 21, 2008 with the increased share capital and were admitted to trading on August 6, 2008.

30

MedQuist Inc.

MedQuist Inc. common stock began trading on the The NASDAQ Global Market under the ticker symbol “MEDQ” effective on July 17, 2008. Prior to that, MedQuist Inc. common stock traded on the Pink Sheets under the symbol “MEDQ.PK”. Set forth below are the high and low closing bid quotations for those periods MedQuist Inc. common stock was traded on the Pink Sheets (as reported by the Pink Sheets LLC) and the high and low sales prices for those periods MedQuist Inc. common stock was quoted on The NASDAQ Global Market (as reported by The NASDAQ Global Market) for the most recent five years and for each full financial quarter for the two most recent fiscal years. The over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily reflect the prices for actual transactions.

	Shares (dollars)
	High	Low

Year
2009	7.72	1.39
2008	5.31	1.72
2007	6.91	3.90
2006	7.46	4.63
2005	7.38	5.12

Quarter
Third Quarter 2010	8.76	7.31
Second Quarter 2010	9.77	7.46
First Quarter 2010	9.00	6.61
Fourth Quarter 2009	7.89	5.74
Third Quarter 2009	9.32	5.04
Second Quarter 2009	6.88	2.12
First Quarter 2009	2.75	0.87
Fourth Quarter 2008	4.97	1.92
Third Quarter 2008	8.00	4.35
Second Quarter 2008	9.50	6.60
First Quarter 2008	10.75	8.05

31

Use of Proceeds

We will not receive any cash proceeds from the exchange offer. We will pay all fees and expenses related to the exchange offer, other than any commissions or concessions of any broker or dealer. Except as otherwise provided in the letter of transmittal, we will pay the transfer taxes, if any, on the exchange of any shares of MedQuist Inc. common stock.

32

The Exchange Offer

NEITHER CBAYSYSTEMS HOLDINGS LIMITED NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER ANY SHARES OF MEDQUIST INC. COMMON STOCK OR REFRAIN FROM TENDERING SHARES OF MEDQUIST INC. COMMON STOCK IN THE EXCHANGE OFFER. ACCORDINGLY, YOU MUST MAKE YOUR OWN DECISION AS TO WHETHER TO TENDER SHARES OF MEDQUIST INC. COMMON STOCK IN THE EXCHANGE OFFER AND, IF SO, THE NUMBER OF YOUR SHARES (IF ANY) OF MEDQUIST INC. COMMON STOCK THAT YOU WILL TENDER. PARTICIPATION IN THE EXCHANGE OFFER IS VOLUNTARY, AND YOU SHOULD CAREFULLY CONSIDER WHETHER TO PARTICIPATE. BEFORE YOU MAKE YOUR DECISION, WE URGE YOU TO CAREFULLY READ THIS PROSPECTUS IN ITS ENTIRETY, INCLUDING THE INFORMATION SET FORTH IN THE SECTION OF THIS PROSPECTUS ENTITLED “RISK FACTORS.” WE ALSO URGE YOU TO CONSULT YOUR OWN FINANCIAL AND TAX ADVISORS IN MAKING YOUR OWN DECISIONS ON WHAT ACTION, IF ANY, TO TAKE IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES.

General

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, up to           newly issued shares of our common stock for properly tendered and accepted shares of MedQuist Inc. common stock, as described below.

For each share of MedQuist Inc. common stock that we accept for exchange in accordance with the terms of the exchange offer, we will issue           shares of our common stock. We refer to the number of shares of our common stock we will issue for each share of MedQuist Inc. common stock we accept in the exchange offer as the “exchange ratio”.

This prospectus and the letter of transmittal are being sent to all holders of MedQuist Inc. common stock. There will be no fixed record date for determining holders of MedQuist Inc. common stock entitled to participate in the exchange.

Any shares of MedQuist Inc. common stock tendered but not accepted because they were not validly tendered will remain outstanding upon completion of the exchange offer. If any tendered shares of MedQuist Inc. common stock are not accepted for exchange and payment because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, all unaccepted shares of MedQuist Inc. common stock will be returned, without expense, to the tendering holder promptly after the expiration date or the termination date.

Our obligation to accept shares of MedQuist Inc. common stock tendered pursuant to the exchange offer is limited by the conditions listed below under “—Conditions of the Exchange Offer.”

Shares of MedQuist Inc. common stock that are not exchanged in the exchange offer will remain outstanding and will be entitled to the rights and benefits their holders have.

We will be deemed to have accepted for exchange properly tendered shares of MedQuist Inc. common stock when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the holders of MedQuist Inc. common stock who tender their shares of MedQuist Inc. common stock in the exchange offer for the purposes of receiving the exchange offer consideration from us and delivering the exchange offer consideration to the exchanging holders. We expressly reserve the right, subject to applicable law, to amend or terminate the exchange offer, and not to accept for exchange any shares of MedQuist Inc. common stock not previously accepted for exchange, upon the occurrence of any of the conditions specified below under “—Conditions of the Exchange Offer.”

Purpose and Background of the Exchange Offer

Since our acquisition of the majority ownership stake in MedQuist Inc., our management and directors have been aware that further consolidating our operations with those of MedQuist Inc. could lead to substantial overhead reductions and allow us to capitalize on our underlying technology, healthcare domain expertise, and attractive long-term relationships with customers of MedQuist Inc.

33

During the course of our consultations with our financial advisors and outside counsel in the summer of 2010, our management determined that a two-tiered private and public exchange offer was the best method for acquiring the remaining shares of MedQuist Inc. common stock held by third parties. Our management wanted to pursue the most efficient course for combining MedQuist Inc. and our company and believed that offering to buy shares of MedQuist Inc. common stock directly from the other MedQuist Inc. stockholders would result in an expedited and fair process. Additionally, our management concluded that pursuing a two-tiered exchange offer, whereby a significant portion of the minority MedQuist Inc. stockholders agreed to participate in a private exchange of their MedQuist Inc. common stock for our common stock, followed by a registered public exchange for the remaining MedQuist Inc. common stock, gave us the best opportunity to acquire the highest number of shares of MedQuist Inc. common stock in the most efficient and expeditious manner. In choosing to recommend the two-tiered exchange offer structure to our board, our management sought to choose a path consistent with recent precedents for transactions involving the acquisition of the minority interests of publicly traded companies by their principal stockholders, including review and approval by the independent directors of MedQuist Inc. In contrast to an exchange offer transaction, our management also considered a merger transaction, but due to certain provisions of New Jersey corporate law, a merger transaction was deemed not to be a viable option at this time.

On September 30, 2010, our board of directors met to consider the advisability of the two-tiered exchange offer. At this meeting, the board engaged in a discussion, with members of our management and outside counsel and financial advisors participating, of the proposed two-tiered exchange offer structure. Following this discussion, our board of directors determined unanimously to approve the private exchange.

At its meeting on October 17, 2010, our board of directors unanimously approved the exchange offer.

On September 30, 2010, we entered into the Exchange Agreement with certain of MedQuist Inc.’s noncontrolling stockholders that currently hold in the aggregate approximately 13% of MedQuist Inc.’s outstanding shares. Pursuant to the Exchange Agreement, those MedQuist Inc. stockholders will receive 4.2459 shares of our common stock for each MedQuist Inc. share, subject to certain adjustments, including adjustments related to MedQuist Inc.’s net debt at the closing of the private exchange, and will enter into a stockholders agreement with us that, among other things, provides them with registration rights and contains provisions regarding their voting in the election of our directors. Every $10.0 million decrease below $304.0 in MedQuist Inc.’s net debt at the closing of the private exchange would increase the exchange ratio by approximately 0.05 shares of our common stock. The closing under the Exchange Agreement is conditioned upon, among other conditions, our completion of an initial public offering, the listing of our shares on The NASDAQ Global Market and our reincorporation in Delaware and would increase our ownership in MedQuist Inc. from 69.5% to 82.5%.

For additional details, see “Background and Reasons for the Exchange Offer.”

Terms of the Exchange Offer

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, up to           newly issued shares of our common stock for properly tendered and accepted shares of MedQuist Inc. common stock. See “—Consideration” below.

Consideration

Upon the terms and subject to the conditions set forth in this prospectus and the related letter of transmittal, for each share of MedQuist Inc. common stock that we accept for exchange, we will issue a number of shares of our

34

common stock set forth in the table below. We refer to the number of shares of our common stock we will issue for each share of MedQuist Inc. common stock we accept in the exchange offer as the “exchange ratio.”

Exchange Offer Consideration per Share
Shares of Our
Common
CUSIP	Title of Security	Stock(1)	Exchange Value(1)	Consideration(1)

584949101	MedQuist Inc. common stock

(1)	The exchange value is equal to the number of shares of our common stock offered per share of MedQuist Inc. common stock multiplied by the last reported sale price of our common stock.

Because the number of shares of our common stock to be issued in the exchange offer is fixed, changes in the trading prices of our common stock will result in the market value of our common stock you receive in exchange for tendering your shares being different than the value reflected in the table above. The last reported sale price of our common stock on          , was           per share.

Source of Consideration

The shares of our common stock to be issued in the exchange offer are available from our authorized but unissued shares our of common stock.

Conditions of the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be obligated to accept for exchange validly tendered shares of MedQuist Inc. common stock pursuant to the exchange offer if the general conditions (as defined below) have not been satisfied with respect to the exchange offer. The exchange offer is not conditioned upon any minimum number of MedQuist Inc. common stock being tendered.

For purposes of the foregoing provisions, all of the “general conditions” shall be deemed to have been satisfied on the expiration date unless any of the following conditions shall have occurred and be continuing on or after the date of this prospectus and before the expiration date with respect to the exchange offer:

•	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities in the United States securities or financial markets, (ii) a material impairment in the trading market for equity securities, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other lending institutions in the United States, (v) any attack on, outbreak or escalation of hostilities or acts of terrorism that would reasonably be expected to have a materially adverse effect on our or our affiliates business, operations, properties, condition (financial or operating condition), assets, liabilities or prospects or (vi) any significant adverse change in the United States securities or financial markets generally;

•	there exists an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction that shall have been enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our judgment, would or would be reasonably likely to prohibit, prevent or materially restrict or delay consummation of the exchange offer or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or operating condition), assets, liabilities or prospects or those of our affiliates;

•	there shall have been instituted, threatened in writing or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the exchange offer, that is, or is reasonably likely to be, in our judgment, materially adverse to our business, operations, properties, condition (financial or operating condition), assets, liabilities or prospects or those of our affiliates, or which would or might, in our judgment, directly or indirectly

35

prohibit, prevent, restrict or delay consummation of the exchange offer or otherwise adversely affect the exchange offer in any material manner;

•	there exists any other actual or threatened (in writing) legal impediment to the exchange offer or any other circumstances that would materially adversely affect the transactions contemplated by the exchange offer, or the contemplated benefits of the exchange offer to us or our affiliates;

•	there shall have occurred any development which would, in our judgment, materially adversely affect our business, operations, properties, condition (financial or operating condition), assets, liabilities or prospects or those of our affiliates;

•	we shall not have completed our reincorporation as a Delaware corporation;

•	the initial public offering of our common stock shall not have been completed on or prior to January 31, 2011;

•	the private exchange contemplated by the Exchange Agreement shall not have been consummated; or

•	an event or events or the likely occurrence of an event or events that would or might reasonably be expected to prohibit, restrict or delay the consummation of the exchange offer or materially impair the contemplated benefits to us or our affiliates of the exchange offer.

In addition to the conditions described above, and notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue our common stock in respect of, any shares of MedQuist Inc. common stock tendered pursuant to the exchange offer, and may terminate, extend or amend the exchange offer and may (subject to Rule 13e-4(f) and Rule 14e-1 under the Exchange Act) postpone the acceptance for exchange of, and issuance of shares of our common stock in respect of, any shares of MedQuist Inc. common stock so tendered in the exchange offer unless the registration statement of which this prospectus forms a part becomes effective and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose have been instituted or are pending, or to our knowledge, are contemplated or threatened by the SEC.

We expressly reserve the right to amend or terminate the exchange offer and to reject for exchange any shares of MedQuist Inc. common stock not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. In addition, we expressly reserve the right, at any time or at various times, to waive any of the conditions of the exchange offer, in whole or in part, except as to the requirement that the registration statement of which this prospectus forms a part be declared effective, which condition we will not waive. We will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the information and exchange agent as promptly as practicable, followed by a timely press release.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

All conditions to the exchange offer must be satisfied or waived prior to the expiration of the exchange offer. The exchange offer is not conditioned upon any minimum number of shares of MedQuist Inc. common stock being tendered for exchange.

Procedures for Tendering

Most shares of MedQuist Inc. common stock were issued in book-entry form, and are all currently represented by one or more global certificates held for the account of the DTC. If your securities are book entry securities, you may tender your shares of common stock by transferring them through DTC’s ATOP or following the other procedures described herein.

If your interest as a holder of common stock is in certificated form, you must deliver to the exchange agent the certificates for the shares of your common stock to be exchanged, a properly completed and duly executed letter of transmittal or a duly executed copy thereof, along with any additional information required by the exchange agent (as set forth below) as well as payment for transfer or similar taxes, if any.

36

How to tender if you are a beneficial owner but not a DTC participant?

If you beneficially own common stock through an account maintained by a broker, dealer, commercial bank, trust company or other DTC participant and you desire to tender common stock, you should contact your DTC participant promptly and instruct it to tender your shares of common stock on your behalf. Beneficial owners are urged to appropriately instruct their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for their instruction.

In order for your bank, broker, custodian, commercial bank, trust company or other nominee to validly tender shares of common stock in the exchange offer, such bank, broker, custodian, commercial bank, trust company or other nominee must deliver to the exchange agent via DTC an electronic message that will contain:

•	your acknowledgment and agreement to, and agreement to be bound by, the terms of the accompanying letter of transmittal; and

•	a timely confirmation of book-entry transfer of your shares of common stock into the exchange agent’s account.

How to tender if you are a DTC participant?

To participate in the exchange offer, a DTC participant must:

•	comply with the ATOP procedures of DTC described below; or

•	(i) complete and sign and date the letter of transmittal, or a facsimile of the letter of transmittal; (ii) have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and (iii) mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date.

In addition, either:

•	the exchange agent must receive, prior to the expiration date, a properly transmitted agent’s message; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such shares of common stock into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below and the letter of transmittal and other documents required by the letter of transmittal.

If a DTC participant chooses to tender by delivery of a letter of transmittal, to be validly tendered the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address indicated on the back cover of this prospectus and the front cover of the letter of transmittal prior to the expiration date.

The tender by a holder that is not withdrawn prior to our acceptance of the tender will constitute a binding agreement between the holder and us in accordance with the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal to us.

How to tender if your interest is in certificated format?

On the date of any tender for exchange, if your interest is in certificated form, you must do each of the following in order to validly tender for exchange:

•	complete and manually sign the accompanying letter of transmittal provided by the exchange agent, or a facsimile of the exchange notice, and deliver the signed letter to the exchange agent;

•	surrender the certificates of your shares of common stock to the exchange agent;

•	if required, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

37

If your stock certificates are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed in the manner described below.

The method of delivery of your certificates and any other required documents is at your option and risk, and delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Signatures and signature guarantees

If you are using a letter of transmittal or notice of withdrawal, you must have signatures guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act. In addition, such entity must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal. Signature guarantees are not required, however, if the shares of common stock are tendered for the account of a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

Tendering through DTC’s ATOP

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s ATOP to tender. DTC participants may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit an acceptance of the exchange offer electronically. DTC participants may do so by causing DTC to transfer the shares of common stock to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a DTC participant in its ATOP that it is tendering shares of common stock that are the subject of such book-entry confirmation;

•	such DTC participant has received and agrees to be bound by the terms of the letter of transmittal; and

•	the agreement may be enforced against such DTC participant.

Determination of Validity

We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered shares of MedQuist Inc. common stock. We reserve the absolute right to reject any and all shares of MedQuist Inc. common stock not validly tendered or any shares of MedQuist Inc. common stock whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects or irregularities either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of shares of MedQuist Inc. common stock must be cured within a time period that we will determine. Neither we, the dealer manager, the information agent, the exchange agent nor any other person will have any duty to give notification of any defects or irregularities, nor will any of us or them incur any liability for failure to give such notification. Tenders of shares of MedQuist Inc. common stock will not be considered to have been made until any defects or irregularities have been cured or waived. Any shares of MedQuist Inc. common stock received by the exchange agent that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering owners, via the facilities of DTC or in certificated form, as applicable, promptly following the expiration date or the termination date.

38

Acceptance; Exchange of Shares of MedQuist Inc. Common Stock

On the expiration date, the exchange agent will tender to us the number of shares of MedQuist Inc. common stock tendered for exchange in the offer whereupon we will deliver to the exchange agent for delivery to tendering holders of the MedQuist Inc. common stock the number of shares of our common stock the tendering holders are entitled to receive upon exchange of their shares of MedQuist Inc. common stock.

We will issue our common stock upon the terms of the exchange offer and applicable law upon exchange of shares of MedQuist Inc. common stock validly tendered in the exchange offer promptly after the expiration date and our acceptance of the validly tendered MedQuist Inc. common stock. For purposes of the exchange offer, we will be deemed to have accepted for exchange validly tendered shares of MedQuist Inc. common stock or defectively tendered shares of MedQuist Inc. common stock with respect to which we have waived such defect, when, as and if we give written or oral notice of such acceptance to the exchange agent.

We will pay for shares of MedQuist Inc. common stock accepted for exchange by us pursuant to the exchange offer by depositing our common stock with the exchange agent. The exchange agent will act as your agent for the purpose of receiving our common stock from us and transmitting such stock to you.

In all cases, issuance of shares of our common stock for shares of MedQuist Inc. common stock accepted for exchange by us pursuant to the exchange offer will be made promptly after the expiration date and will be credited by the exchange agent to the appropriate account at DTC, subject to receipt by the exchange agent of:

•	timely confirmation of a book-entry transfer of the shares of MedQuist Inc. common stock into the exchange agent’s account at DTC, pursuant to the procedures set forth in “— Procedures for Tendering” above;

•	a properly transmitted agent’s message; and

•	any other documents required by the letter of transmittal.

By tendering shares of MedQuist Inc. common stock pursuant to the exchange offer, the holder will be deemed to have represented and warranted that such holder has full power and authority to tender, sell, assign and transfer the shares of MedQuist Inc. common stock tendered thereby and that when such shares of MedQuist Inc. common stock are accepted for purchase and payment by us, we will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. The holder will also be deemed to have agreed to, upon request, execute and deliver any additional documents deemed by the exchange agent or by us to be necessary or desirable to complete the sale, assignment and transfer of the shares of MedQuist Inc. common stock tendered thereby.

Return of Unaccepted Shares of MedQuist Inc. Common Stock

If any tendered shares of MedQuist Inc. common stock are not accepted for payment for any reason pursuant to the terms and conditions of the exchange offer, such shares of MedQuist Inc. common stock will be returned without expense to the tendering holder or, in the case of shares of MedQuist Inc. common stock tendered by book-entry transfer, such shares of MedQuist Inc. common stock will be credited to an account maintained at DTC, designated by the participant therein who so delivered such shares of MedQuist Inc. common stock, in each case, promptly following the expiration date or the termination of the exchange offer.

Expiration Date; Extensions; Termination; Amendment

The exchange offer will expire at 11:59 p.m. New York City time, on          , unless we have extended the period of time that the exchange offer is open, or as such date and time may be extended, the expiration date. The expiration date will be at least 20 business days after the beginning of the exchange offer, as required by Rule 14e-1(a) under the Exchange Act.

We reserve the right to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any shares of MedQuist Inc. common stock in accordance with applicable law, by giving oral or written notice to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all shares of MedQuist Inc. common stock previously tendered will remain subject to the exchange offer unless properly withdrawn.

39

In addition, we reserve the right to:

•	terminate or amend the exchange offer and not to accept for exchange any shares of MedQuist Inc. common stock not previously accepted for exchange upon the occurrence of any of the events specified above under “— Conditions of the Exchange Offer” that have not been waived by us; and

•	amend the terms of the exchange offer in any manner permitted or not prohibited by law.

If we terminate or amend the exchange offer, we will notify the exchange agent by oral or written notice (with any oral notice to be promptly confirmed in writing) and will issue a timely press release or other public announcement regarding the termination or amendment. Upon termination of the exchange offer for any reason, any shares of MedQuist Inc. common stock previously tendered in the exchange offer will be promptly returned to the tendering holders.

If we make a material change in the terms of the exchange offer or the information concerning the exchange offer, or waive a material condition of the exchange offer, we will promptly disseminate disclosure regarding the change to the exchange offer and extend the exchange offer, if required by law, to ensure that the exchange offer remains open a minimum of five business days from the date we disseminate disclosure regarding the change.

If we make a change in the exchange offer consideration, including the number of shares of our common stock offered in the exchange, we will promptly disseminate disclosure regarding the change and extend the exchange offer, each if required by law, to ensure that the exchange offer remains open a minimum of ten business days from the date we disseminate disclosure regarding the change.

If, for any reason, acceptance for purchase of, or payment for, validly tendered shares of MedQuist Inc. common stock pursuant to the exchange offer is delayed, or we are unable to accept for purchase or to pay for validly tendered shares of MedQuist Inc. common stock pursuant to the exchange offer, then the exchange agent may, nevertheless, on our behalf, retain the tendered shares of MedQuist Inc. common stock, without prejudice to our rights described herein, but subject to applicable law and Rule 14e-1 under the Exchange Act, which requires that we pay the consideration offered or return the shares of MedQuist Inc. common stock tendered promptly after the termination or withdrawal of the exchange offer.

Settlement Date

The settlement date in respect of any shares of MedQuist Inc. common stock that are validly tendered prior to the expiration date and accepted by us is expected to occur promptly following the expiration date and is anticipated to be on or about           .

Fractional Shares

Fractional shares of our common stock will not be issued in the exchange offer. A holder otherwise entitled to a fractional share of our common stock pursuant to the terms of the exchange offer will receive an amount of cash in an amount equal to the product obtained by multiplying (1) the fraction of a share of our common stock to which the holder would otherwise be entitled by (2) the closing price of our common stock as reported on The NASDAQ Global Market on the last trading day before the expiration of the exchange offer.

Withdrawal of Tenders

For a withdrawal of shares of MedQuist Inc. common stock to be effective, the exchange agent must receive a written or facsimile transmission containing a notice of withdrawal before the expiration date by a properly transmitted “request message” through ATOP. Such notice of withdrawal must (i) specify the name of the holder of shares of MedQuist Inc. common stock who tendered the shares of MedQuist Inc. common stock to be withdrawn, (ii) contain a description of the shares of MedQuist Inc. common stock to be withdrawn and the number of shares of MedQuist Inc. common stock, (iii) contain a statement that such holder of shares of MedQuist Inc. common stock is withdrawing the election to tender their shares of MedQuist Inc. common stock, and (iv) be signed by the holder of such shares of MedQuist Inc. common stock in the same manner as the original signature on the letter of transmittal (including any required signature guarantees) or be accompanied by

40

evidence satisfactory to us that the person withdrawing the tender has succeeded to the beneficial ownership of the shares of MedQuist Inc. common stock. Any notice of withdrawal must identify the shares of MedQuist Inc. common stock to be withdrawn, including the name and number of the account at DTC to be credited and otherwise comply with the procedures of DTC. Withdrawal of shares of MedQuist Inc. common stock may only be accomplished in accordance with the foregoing procedures.

We will determine all questions as to the form and validity (including time of receipt) of any notice of withdrawal of a tender, in our sole discretion, which determination shall be final and binding. None of the Company, the dealer manager, the information agent, the exchange agent, or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal of a tender or incur any liability for failure to give any such notification.

Future Purchases

Following completion of the exchange offer, we or our affiliates may purchase additional shares of MedQuist Inc. common stock that remain outstanding in the open market, in privately negotiated transactions or otherwise. Future purchases of shares of MedQuist Inc. common stock that remain outstanding after the exchange offer may be on terms that are more or less favorable than the exchange offer. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any shares of MedQuist Inc. common stock other than pursuant to the exchange offer until 10 business days after the expiration date of the exchange offer, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of our business.

Accounting Treatment

Assuming we acquire all shares of MedQuist Inc. common stock pursuant to the exchange offer, the transaction would be accounted for as an equity transaction, as we would retain control of MedQuist Inc. after the transaction.

Compliance with Securities Laws

We are making the exchange offer to all holders of outstanding shares of MedQuist Inc. common stock. We are not aware of any jurisdiction in which the making of the exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the exchange offer will not be made to, nor will tenders of shares of MedQuist Inc. common stock be accepted from or on behalf of, the holders of shares of MedQuist Inc. common stock residing in any such jurisdiction. The exchange offer will not be made in any jurisdiction where the securities, blue sky or other laws require the exchange offer to be made by a licensed broker or dealer.

No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock in any jurisdiction where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisement in connection with our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy in any jurisdiction where such offer or solicitation would be unlawful. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this prospectus, the distribution of this prospectus, and the resale of the shares of our common stock.

Exchange Agent and Information Agent

           has been appointed as the exchange agent and information agent for the exchange offer. We have agreed to pay           reasonable and customary fees for its services and will reimburse           for its reasonable out-of-pocket expenses. All required documents should be sent or delivered to the exchange agent at the address set forth on the back cover of this prospectus. Any questions and requests for assistance, or requests for additional

41

copies of this prospectus, the letter of transmittal and other related documents should be directed to the information agent at the address set forth on the back cover of this prospectus.

Soliciting Dealer Fee

With respect to any tender of shares of MedQuist Inc. common stock, we will pay the soliciting dealer a fee of $                per share of MedQuist Inc. common stock accepted for exchange, or the soliciting dealer fee. In order to be eligible to receive the soliciting dealer fee, a properly completed soliciting dealer form must be delivered by the soliciting dealer to the exchange agent prior to the expiration date. We will, in our sole discretion, determine whether a broker has satisfied the criteria for receiving a soliciting dealer fee (including, without limitation, the submission of the appropriate documentation without defects or irregularities and in respect of bona fide tenders). Other than the foregoing, no fees or commissions have been or will be paid by us to any broker, dealer or other person, other than the dealer manager, the information agent and the exchange agent, in connection with the exchange offer.

A soliciting dealer is a retail broker designated in the soliciting dealer form and is:

1.	a broker or dealer in securities which is a member of any national securities exchange in the United States or of FINRA; or

2. a bank or trust company located in the United States.

Soliciting dealers will include any of the organizations described above even when the activities of such organization in connection with the exchange offer consist solely of forwarding to clients materials relating to the exchange offer and tendering shares of MedQuist Inc. common stock as directed by beneficial owners thereof. Each soliciting dealer will confirm that each holder of shares of MedQuist Inc. common stock that it solicits has received a copy of this prospectus, or concurrently with such solicitation provide the holder with a copy of this prospectus. No soliciting dealer is required to make any recommendation to holders of shares of MedQuist Inc. common stock as to whether to tender or refrain from tendering in the exchange offer. No assumption is made, in making payment to any soliciting dealer, that its activities in connection with the exchange offer included any activities other than those described in this paragraph. For all purposes noted in materials relating to the exchange offer, the term “solicit” shall be deemed to mean no more than “processing shares of MedQuist Inc. common stock tendered” or “forwarding to customers material regarding the exchange offer.”

Soliciting dealers are not entitled to a soliciting dealer fee with respect to shares of MedQuist Inc. common stock beneficially owned by such soliciting dealer or with respect to any shares of MedQuist Inc. common stock that are registered in the name of a soliciting dealer unless such shares of MedQuist Inc. common stock are held by such soliciting dealer as nominee and are tendered for the beneficial owner of such shares of MedQuist Inc. common stock.

Soliciting dealers should take care to ensure that proper records are kept to document their entitlement to any soliciting dealer fee. We and the exchange agent reserve the right to require additional information at our discretion, as deemed warranted.

Dealer Manager

The dealer manager for the exchange offer is Jefferies & Company, Inc. As the dealer manager for the exchange offer, Jefferies & Company, Inc. will perform services customarily provided by investment banking firms acting as dealer managers of exchange offers of a like nature, including, but not limited to, soliciting tenders of shares of MedQuist Inc. common stock pursuant to the exchange offer and communicating generally regarding the exchange offer with banks, brokers, custodians, nominees and other persons, including the holders of the shares of MedQuist Inc. common stock. We will pay the dealer manager reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

42

Fees and Expenses

Tendering holders of outstanding shares of MedQuist Inc. common stock will not be required to pay any expenses of soliciting tenders in the exchange offer. However, if a tendering holder handles the transactions through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions. We will bear the fees and expenses of soliciting tenders for the exchange offer. The principal solicitation is being made by mail. However, additional solicitations may be made by facsimile transmission, telephone or in person by our officers and other employees. We will also pay the information agent and the exchange agent reasonable out-of-pocket expenses and we will indemnify each of the information agent and the exchange agent against certain liabilities and expenses in connection with the exchange offer, including liabilities under the federal securities laws.

Transfer Taxes

Holders who tender their shares of MedQuist Inc. common stock for exchange will not be obligated to pay any transfer taxes. If, however:

•	shares of our common stock are to be delivered to, or issued in the name of, any person other than the registered owner of the tendered shares of MedQuist Inc. common stock; or

•	the shares of MedQuist Inc. common stock are registered in the name of any person other than the person signing the letter of transmittal,

•	then the amount of any transfer taxes, whether imposed on the registered owner or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

No Appraisal Rights

No appraisal or dissenters’ rights are available to holders of shares of MedQuist Inc. common stock under applicable law in connection with the exchange offer.

Fairness Opinion

We are not making a recommendation as to whether you should exchange your shares of MedQuist Inc. common stock in the exchange offer. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of the shares of MedQuist Inc. common stock for purposes of negotiating the exchange offer or preparing a report concerning the fairness of the exchange offer. The value of our common stock to be issued in the exchange offer may not equal or exceed the value of the shares of MedQuist Inc. common stock tendered. You must make your own independent decision regarding your participation in the exchange offer.

43

Comparison of Rights of Holders of Our Common Stock and MedQuist Inc. Common Stock

The following describes the material differences between the rights of holders of the shares of MedQuist Inc. common stock and our common stock. The material differences arise in part from differences between our governing documents and those of MedQuist Inc., and in part from differences between New Jersey and Delaware law. While we believe that the description covers the material differences between the shares of MedQuist Inc. common stock and our common stock, this summary may not contain all of the information that is important to you. The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. You should carefully read this entire prospectus and the other documents we refer to for a more complete understanding of the differences between being a holder of shares of MedQuist Inc. common stock and our common stock.

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

Governing Document
Holders of shares of MedQuist Inc. common stock have their rights set forth in, and may enforce their rights under, New Jersey Business Corporation Act, or the NJBCA, and the MedQuist Inc. certification of incorporation and by-laws.	Holders of shares of our common stock have their rights set forth in, and may enforce their rights under, Delaware General Corporation Law, or the DGCL, and the CBaySystems Holdings Limited certification of incorporation and by-laws.

Liquidation Preference
In the event of liquidation or dissolution, holders of MedQuist Inc. common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.	In the event of our liquidation or dissolution, holders of CBaySystems Holdings Limited common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock.

Ranking
In the event of liquidation, dissolution or winding up of MedQuist Inc., MedQuist Inc. common stock would rank below all outstanding preferred stock, if any. As a result, holders of MedQuist Inc. common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after its obligations to its debt holders and holders of preferred stock, if any, have been satisfied.	In the event of our liquidation, dissolution or winding up, our common stock would rank below all outstanding preferred stock, if any. As a result, holders of our common stock will not be entitled to receive any payment or other distribution of assets upon the liquidation or dissolution until after our obligations to our debt holders and holders of preferred stock, if any, have been satisfied.

The common stock may rank junior to the preferred stock, if any, with respect to the payment of dividends.	The common stock may rank junior to the preferred stock, if any, with respect to the payment of dividends.

Voting Rights
Holders of shares of MedQuist Inc. common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.	Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of holders of common stock.

Dividend Rights

The NJBCA generally provides that a corporation may pay dividends unless, after paying the dividend, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation’s total assets would be less than its total liabilities.	The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board. The capital of

44

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and other factors.

Listing

MedQuist Inc. common stock is listed and traded on The NASDAQ Global Market under the symbol “MEDQ”. The MedQuist Inc. common stock may be delisted from The NASDAQ Global Market.	We have applied to have our common stock listed and traded on The NASDAQ Global Market under the symbol “ .”

Stockholder Meetings

The annual shareholder meeting of MedQuist Inc. is held at such date and time and as is fixed from time to time by its board and stated in the notice of the meeting.	Our by-laws will provide that annual stockholder meetings will be held at a time and place selected by our board.

Quorum for Stockholder Meetings

Holders of shares entitled to cast a majority of the votes at a meeting constitute a quorum at any meeting of shareholders. When a quorum is once present to organize a meeting, the quorum will not be broken by the subsequent withdrawal of any holders of common stock.	Unless otherwise required by law or our certificate of incorporation, the holders of a majority of the voting power of the issued and outstanding shares of stock of our company entitled to vote thereat, present in person or represented by proxy, will constitute a quorum for the transaction of business at all meetings of stockholders. When a quorum is once present to organize a meeting, the quorum will not be broken by the subsequent withdrawal of any holders of common stock.

Amendments to Charter Documents

Under the NJBCA, a proposed amendment to a corporation’s certificate of incorporation requires (i) approval by its board, (ii) adoption of the amendment by the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote on the amendment, unless a specific provision of the NJBCA or the corporation’s certificate of incorporation provides otherwise and (iii) the affirmative vote of a	Under the DGCL, an amendment to a corporation’s certificate of incorporation requires (i) the approval of the board, (ii) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class.

45

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

majority of the votes cast in each class or series of shares entitled to vote thereon as a class or series.

Amendments to By-laws

The by-laws of MedQuist Inc. permit the board to alter, amend, or repeal existing by-laws, as well as adopt new by-laws, at any regular or special meeting of the board.

Under the NJBCA, the initial by-laws of a corporation are adopted by the board at its organization meeting. Thereafter, the board has the power to make, alter and repeal by-laws unless such power is reserved to the shareholders in the certificate of incorporation, but by-laws made by the board may be altered or repealed, and new by-laws made, by the shareholders. The shareholders may prescribe in the by-laws that any by-law made by them may not be altered or repealed by the board. Whenever any amendment to the by-laws, other than as regards the election of directors, is to be taken by vote of the shareholders, it must be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon, unless a greater plurality is required by the certificate of incorporation or the NJBCA.	Our board will be expressly authorized to make, repeal, alter, amend and rescind our by-laws without the assent or vote of the stockholders, in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation. The affirmative vote of the holders of at least 75% in voting power of all outstanding shares of stock of our company entitled to vote generally in the election of directors, voting together as a single class, will be required in order for the stockholders of our company to alter, amend or repeal certain sections of our by-laws or to adopt any provision inconsistent therewith.

Authorized Preferred Stock and Common Stock
The total authorized capital stock of MedQuist Inc. consists of 72,111,975 shares, of which 60,000,000 shares is common stock and 12,111,975 shares are shares of preferred stock. At the close of business on          , 2010, approximately           shares of MedQuist Inc. common stock and no shares of MedQuist Inc. preferred stock were issued and outstanding (including treasury shares).

The board of MedQuist Inc. is authorized to provide for the issuance from time to time of preferred stock in series and, as to each series, to fix the number, designation, rights, preferences and limitations, including the voting rights, if any, the voluntary and involuntary liquidation prices, the conversion or exchange privileges, if any, applicable to that series and the redemption price or prices and the other terms of redemption, if any, applicable to that series.

Our certificate of incorporation will, among other things, increase the number of shares of our authorized capital stock to shares of common stock and effect a          -for-one stock split for our shares of common stock prior to the offering. Each share of our common stock outstanding will become          shares of common stock pursuant to the stock split. See “Corporate Reorganization.”

Our certificate of incorporation will authorize our board to provide establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including designation, number of shares, dividend rights and rates and dates payable, if any, redemption rights and prices and other terms of redemption, if any, the voluntary and involuntary liquidation prices, the conversion or exchange privileges, if any, restrictions on the issuance of shares for the same series or of any other class or series, and the voting rights, if any, applicable to that series.

Our board of may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including

46

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Number of Directors
The certificate of incorporation of MedQuist Inc. provides that the whole board of MedQuist Inc. shall be not less than five nor more than 20. Subject to any rights of holders of preferred stock, the exact number of directors within such maximum and minimum shall be determined by resolution duly adopted by the board. No decrease in the number of directors shall shorten the term of any incumbent directors.
Our certificate of incorporation and by-laws will provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the board, but must consist of not less than seven or more than 15 directors.

The by-laws of MedQuist Inc. provide that the number of directors which shall constitute the whole board of MedQuist Inc. shall be not less than four nor more than 20. Subject to any rights of holders of preferred stock, the exact number of directors within such maximum and minimum shall be determined by resolution duly adopted by the board. No decrease in the number of directors shall shorten the term of any incumbent directors.

The board of MedQuist Inc. currently consists of eight directors.

Classification of Directors
The certificate of incorporation of MedQuist Inc. provides for one class of directors.	Our certificate of incorporation will provide that our board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. We will have a classified board, with directors in Class I (expected to be Messrs. ), directors in Class II (expected to be Messrs. ) and directors in Class III (expected to be Messrs , and ). The members of each class will serve for a term expiring at the third succeeding annual meeting of stockholders. As a result, approximately one-third of our board will be elected each year. A replacement director shall serve in the same class as the former director he or she is replacing. The classification of our board will have the effect of making it more difficult for stockholders to change the composition of our board.

Removal of Directors; Vacancies

The certificate of incorporation and by-laws of MedQuist Inc. provide that vacancies and any newly created directorships resulting from any increase in the authorized number of directors and any vacancies in the board resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled only by an affirmative vote of a majority of the remaining directors even though less than a quorum of	Our certificate of incorporation will provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our by-laws provide that, except as set forth in the stockholders’ agreement or any preferred certificate of

47

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

the board, or by a sole remaining director, and directors so chosen shall hold office until the next annual meeting of the shareholders and until his or her successor is elected and qualified or until he or she sooner dies, resigns, is removed or becomes disqualified.	designations, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

If one or more directors shall resign from the board effective as of a future date, a majority of the directors then in office, including those who have so resigned as of a future date, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so elected shall hold office as provided in the by-laws in the filling of other vacancies, if any.

Under the NJBCA, shareholders may remove directors for cause or, unless the certificate of incorporation provides otherwise, without cause, in each case by the affirmative vote of the majority of votes cast by the holders of shares entitled to vote thereon. MedQuist Inc.’s certificate of incorporation does not prohibit shareholders of MedQuist Inc. from removing directors with or without cause.

Cumulative Voting

Under the NJBCA, shareholders of a New Jersey corporation do not have the right to cumulate their votes in the election of directors unless that right is granted in the certificate of incorporation of the corporation. The MedQuist Inc. certificate of incorporation does not permit cumulative voting.	The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless an entity’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Special Meetings of Stockholders
The NJBCA provides that holders of not less than 10% of all shares entitled to vote at a meeting may apply to the New Jersey Superior Court to request that a special meeting of the shareholders be called for good cause shown. At such a meeting, the shareholders present in person or by proxy and having voting powers will constitute a quorum for the transaction of business described in such order.	Our certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the chairman of the board, the board or a committee of the board which has been designated by the board.

Shareholder Action by Written Consent
The NJBCA provides that, except as otherwise stated in the certificate of incorporation, shareholders who would have been entitled to cast the minimum number of votes that would be necessary to authorize a permitted or required action at a meeting at which all shareholders entitled to vote were present and voting may act by written consent without a meeting, except in regard to the annual election of directors, which may be by written consent only if unanimous. The MedQuest Inc. certificate of incorporation does not prohibit shareholders from acting by written consent. The NJBCA also provides that such shareholder action may not take effect	The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our certificate of incorporation will preclude stockholder action by written consent.

48

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

unless the corporation gives all non-consenting shareholders advance notice of the action consented to, the proposed effective date of the action, and any conditions precedent to such action. Also, under the NJBCA, if the action gives rise to dissenters’ rights, the board must fix a date for the tabulation of consents.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Under the NJBCA, the written notice of any annual meeting must specify the purpose or purposes of the meeting. Therefore, business conducted at a MedQuist Inc. annual shareholder meeting is limited to the business specified in the meeting notice.

The MedQuist Inc. by-laws provide that the board, or committee thereof delegated with the authority to select nominees for election to the board, shall consider written recommendations of nominees from shareholders so long as any such recommendation is received by the Secretary of MedQuist Inc., in the case of an annual meeting, not later than the date specified in the most recent proxy statement and, provided further, that any such recommendation is accompanied by (i) such information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the Exchange Act, as amended, (ii) a description of any arrangements or understandings among the recommending shareholders and each nominee and any other person or entity with respect to such nomination, and (iii) the consent of each nominee to serve as a director of MedQuist Inc. if so elected.	Our by-laws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions, which do not apply to the S.A.C. PEI CB Investment, L.P., S.A.C. PEI CBI Investment II, LLC, International Equities (S.A.C. Asia) Limited or their affiliates, collectively the SAC Stockholders, may impede stockholders’ ability to bring matters before a meeting of stockholders or make nominations for directors at a meeting of stockholders.

Business Combinations

The NJBCA provides that no corporation organized under the laws of New Jersey with its principal executive offices or significant operations located in New Jersey, or a resident domestic corporation, may engage in any “business combination” (as defined in the NJBCA) with any interested shareholder (generally a 10% or greater shareholder) of such corporation for a period of five years following such interested shareholder’s stock acquisition, unless such business combination is approved by the board of such corporation prior to the stock acquisition. A resident domestic corporation, such as MedQuist Inc., cannot opt out of the foregoing provisions of the NJBCA.

In addition, after the conclusion of the five-year period referred to above, no resident domestic corporation may engage, at any time, in any business combination with any interested shareholder of such corporation other than: (i) a business combination approved by the board prior to the stock acquisition, (ii) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder at a meeting

We have opted out of Section 203 of the DGCL; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

  • prior to such time, our board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  • upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

• at or subsequent to that time, the business combination is approved by our board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

49

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

called for such purpose or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder.	Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a company for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board because the stockholder approval requirement would be avoided if our board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that the SAC Stockholders and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Corporate Opportunity

The NJBCA does not permit a corporation to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity presented to the corporation or its officers, directors or shareholders.	Our certificate of incorporation will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for SAC Stockholders or the members of our board who are not our employees. We do not renounce our interest in any corporate opportunity offered to any such director if such opportunity is expressly offered to such person solely in his or her capacity as our director.

50

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

Dissenters’ Rights of Appraisal and Payment

Under the NJBCA, appraisal rights are available in connection with (i) a merger, consolidation or “plan of exchange” to which the corporation is a party, (ii) any sale, lease or exchange or other disposition of all or substantially all of a company’s assets other than in the usual and regular course of business or (iii) an acquisition of some or all of the outstanding shares or assets of a legal entity, either directly or through a subsidiary, in exchange for the corporation’s shares (a “share exchange”) if, as a result of the share exchange, the number of voting or participating shares issued in connection with the share exchange, when combined with shares already outstanding, would exceed by more than 40 percent the number of those shares outstanding immediately before the share exchange, unless an exception applies. A New Jersey corporation may provide in its certificate of incorporation that shareholders will have appraisal rights even in cases where the exceptions to the availability of appraisal rights discussed below exist. MedQuist Inc.’s certificate of incorporation does not so provide.	Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the company pursuant to which they will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the NJBCA, no action shall be brought by a shareholder in the name of the corporation unless the shareholder held shares or voting trust certificates in that corporation at the time of the transaction of which the shareholder complains, or the shareholder’s shares or voting trust certificates devolved upon the shareholder by operation of law from a person who was a shareholder at the time of the complained transaction.	Under the DGCL, under certain circumstances, our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a stockholder at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Supermajority Provisions

Under the NJBCA, an affirmative vote of a majority of the votes cast by the holders of shares entitled to vote is one of the requirements for amending the certificate of incorporation. However, this voting requirement may be subject to greater requirements if so provided in the certificate of incorporation. The certificate of incorporation of MedQuist Inc. does not provide for greater voting requirements.	The DGCL provides generally that the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation will provide that, the following provisions in our certificate of incorporation and by-laws may be amended only by the affirmative vote of holders of at least 75% of the voting power entitled to vote generally in the election of directors, voting as a single class:
• the provisions regarding classified board (the election and term of our directors);
• the provisions regarding the resignation and removal of directors;
• the provisions regarding competition and corporate opportunities;
• the provisions regarding entering into business combinations with interested stockholders;

51

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

• the provisions regarding stockholder action by written consent;
• the provisions regarding calling meetings of stockholders;
• the provisions regarding filling vacancies on our board and newly created directorships;
• the advance notice requirements for stockholder proposals and director nominations;
• the indemnification provisions; and
• the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

In addition, our certificate of incorporation will grant our board the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The by-laws of MedQuist Inc. provide that it shall, to the fullest extent permitted by applicable law, indemnify its directors and officers who were, or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not such action, suit or proceeding arises or arose by or in the right of MedQuist Inc. or other entity) by reason of the fact that such director or officer is or was a director or officer of MedQuist Inc. or is or was serving at the request of MedQuist Inc. as a director, officer, employee, general partner, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans), against expenses (including, but not limited to, attorneys’ fees and costs), judgments, fines (including excise taxes assessed on a person with respect to any employee benefit plan) and amounts paid in settlement actually and reasonably incurred by such director or officer in accordance with such action, suit or proceeding, except as otherwise provided in its by-laws. Persons who were directors or officers of MedQuist Inc. prior to June 4, 2008, but who do not hold such office on or after such date, shall not be covered by the by-laws’ indemnification provisions.

Expenses incurred by a person covered by the by- laws’ indemnification provisions in defending a threatened, pending or completed civil or criminal action, suit or proceeding shall be paid by MedQuist Inc. in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Our by-laws also provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or

52

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

entitled to be indemnified by MedQuist Inc., except as otherwise provided in the by-laws.

In accordance with the NJBCA, indemnification of or advancement or reimbursement of expenses shall be provided (a) with respect to expenses or the payment of profits arising from the purchase or sale of securities of MedQuist Inc. in violation of Section 16(b) of the Securities Exchange Act of 1934; (b) if a judgment or other final adjudication adverse to such director or officer establishes that his acts or omissions (i) were in breach of his duty of loyalty to MedQuist Inc. or its shareholders, (ii) were not in good faith or involved a knowing violation of law, or (iii) resulted in the receipt by such director or officer of an improper personal benefit; (c) for expenses or liabilities of any type whatsoever (including, but not limited to, judgments, fines, and amounts paid in settlement) which have been paid to, or for the benefit of, such person by an insurance carrier under a policy of liability insurance the premiums for which are paid by the corporation or an individual or entity other than such director or officer; and (d) for amounts paid in settlement of any threatened, pending or completed action, suit or proceeding without the written consent of the Corporation, which written consent shall not be unreasonably withheld.

The board of MedQuist Inc. is authorized, at any time by resolution, to add to the above list of exceptions from the right of indemnification or advancement or reimbursement of expenses but any such additional exception shall not apply with respect to any act or omission which has occurred prior to the date that the board in fact adopted such resolution. Any such additional exception may, at any time after its adoption, be amended, supplemented, waived, or terminated by further resolution of the board of MedQuist Inc.

The by-laws of MedQuist Inc. further provide that it may, to the fullest extent permitted by applicable law, indemnify, and advance or reimburse expenses for, all persons (whether or not directors or officers) in all situations in which such indemnification, advancement or reimbursement of expenses is not made mandatory under the by- laws’ indemnification provisions.	former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. The limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against its directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit our company and our stockholders. In addition, an investment in our common stock may be adversely affected to the extent we pay the costs of

53

Provision Applicable to Holders of MedQuist Inc. Common Stock	Provision Applicable to Holders of our Common Stock

settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Constituency Provisions

The NJBCA provides that boards may, in determining the best interests of the corporation, in addition to considering the effects of any action on shareholders’ consider:	The DGCL does not contain a corresponding provision in this regard.
• the effects of the action on the corporation’s employees, suppliers and customers;
• the effects of the action on the community in which the corporation operates; and
• the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.

54

Description of Our Capital Stock

See “Description of Capital Stock” in Annex A.

55

Material United States Federal Income Tax Consequences

The following discussion sets forth the material United States federal income tax consequences of the exchange of MedQuist Inc. common stock for our common stock, or the Exchange, to U.S. holders and non-U.S. holders (each, as defined below). This discussion does not address all aspects of United States federal income taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to U.S. holders and non-U.S. holders in light of their personal circumstances. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the Code, the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any of its political subdivisions;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

For purposes of this discussion, a non-U.S. holder is a person that is neither a U.S. holder nor a partnership (or any other entity taxed as a partnership for United States federal income tax purposes).

If a partnership holds MedQuist Inc. common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding MedQuist Inc. common stock, you should consult your tax advisors.

This discussion assumes that you hold your shares of MedQuist Inc. common stock as a capital asset within the meaning of section 1221 of the Code. Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a broker;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	a MedQuist Inc. stockholder subject to the alternative minimum tax provisions of the Code;

•	a controlled foreign corporation;

•	a passive foreign investment company;

•	an expatriate or former long-term resident of the United States;

•	a MedQuist Inc. stockholder who received your MedQuist Inc. common stock through the exercise of employee stock options or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any MedQuist Inc. benefit plan; or

•	a MedQuist Inc. stockholder who holds MedQuist Inc. common stock as part of a hedge against currency risk, straddle or a constructive sale or conversion transaction.

56

Tax Consequences of the Exchange

We intend to take the position for U.S. federal income tax purposes that the exchange of shares of MedQuist Inc. common stock for our common stock in the Exchange, assuming that it is consummated as described herein, is a transaction described in Section 351(a) of the Code (a “351 Exchange”). 351 Exchange treatment depends on numerous factors, however, including factors beyond our control, and no assurances can be given that the exchange of shares will so qualify. Neither we nor MedQuist Inc. has or will seek any ruling from the Internal Revenue Service regarding any matters relating to the Exchange, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein. Assuming that the Exchange qualifies as a 351 Exchange, then, in general:

•	you will not recognize gain or loss when you exchange your MedQuist Inc. common stock solely for our common stock, except to the extent of any cash received in lieu of a fractional share;

•	your aggregate tax basis in our common stock that you receive in the Exchange (including any fractional share interest you are deemed to receive and exchange for cash) will equal your aggregate tax basis in the MedQuist Inc. common stock you surrender; and

•	your holding period for our common stock that you receive in the Exchange will include your holding period for the shares of MedQuist Inc. common stock that you surrender in the Exchange.

If you acquired different blocks of MedQuist Inc. common stock at different times and at different prices, your tax basis and holding period in our common stock may be determined with reference to each block of MedQuist Inc. common stock.

Cash in Lieu of Fractional Shares

You will generally recognize capital gain or loss on any cash received in lieu of a fractional share of our common stock equal to the difference between the amount of cash received and the tax basis allocated to such fractional share which will constitute long-term capital gain or loss if your holding period in MedQuist Inc. common stock surrendered in the Exchange is greater than 12 months as of the date of the Exchange.

Tax Consequences of Holding Our Common Stock

U.S. holders

Dividends and Other Distributions on our Common Stock

The gross amount of any distribution by us of cash or property, other than certain distributions, if any, of common stock distributed pro rata to all of our shareholders, with respect to common stock will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits, it generally will be treated first as a tax free return of capital, on a share-by-share basis, to the extent of the U.S. holder’s adjusted tax basis in our common stock, and thereafter as capital gain.

Dividends received by a corporate U.S. holder generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions, and provided certain holding period requirements are met, dividends received by a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to capital gains for tax years beginning on or before December 31, 2010, after which the rate applicable to dividends is currently scheduled to return to the tax rate generally applicable to ordinary income.

Gain on Disposition of Common Stock

Upon the sale, exchange or other disposition of our common stock, a U.S. holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or other disposition of our common stock and the U.S. holder’s adjusted basis in such common stock. Generally, such gain or loss will be capital gain or loss and will be long term capital gain or loss if the U.S. holder’s holding period for the shares

57

exceeds one year. Long term capital gains of non-corporate U.S. holders are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Non-U.S. holders

Dividends and Other Distributions on our Common Stock

The gross amount of any distribution by us of cash or property, other than certain distributions, if any, of common stock distributed pro rata to all of our shareholders, with respect to common stock will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits, it generally will be treated first as a tax free return of capital, on a share-by-share basis, to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter as capital gain.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are passthrough entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a

58

United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Information Reporting and Back-up Withholding

If you receive our common stock as a result of the Exchange, you will be required to retain records pertaining to the Exchange and you will be required to file with your United States federal income tax return for the year in which the Exchange takes place a statement setting forth certain facts relating to the Exchange. In addition, a holder may be subject to information reporting requirements with respect to dividends paid on common shares, and on the proceeds from the sale, exchange or disposition of common shares.

In addition, a holder may be subject to back-up withholding (currently at 28%) on any cash payments received in lieu of a fractional share interest in our common stock, dividends paid on our common stock, and on the proceeds from the sale, exchange or other disposition of our common stock, unless the holder provides certain identifying information, such as a duly executed IRS Form W-9 or appropriate W-8, or otherwise establishes an exemption.

Back-up withholding is not an additional tax and the amount of any back-up withholding will be allowable as a credit against a holder’s United States federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of the information reporting and back-up withholding rules to them.

Additional Withholding Requirements Applicable to Non-U.S. Holders

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Non-U.S. holders are urged to consult their tax advisors regarding the effect, if any, of the recent United States federal income tax legislation on their investment in our common stock.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the Exchange. Tax matters are very complicated, and the tax consequences of the Exchange to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the Exchange.

59

Legal Matters

The validity of our common stock to be issued in the exchange offer will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. White & Case LLP, New York, New York has represented the dealer manager in connection with the exchange offer.

60

Experts

The audited consolidated financial statements of CBaySystems Holdings Limited and its subsidiaries as of December 31, 2008 and 2009 and for each of the years then ended have been included herein and in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of CBaySystems Holdings Limited and its subsidiaries as of December 31, 2007 and for the year ended December 31, 2007 appearing in this registration statement and prospectus have been audited by Grant Thornton India, independent registered public accounting firm, as stated in their report appearing elsewhere in this prospectus, and are included, and made part of, this registration statement in reliance upon the report of such firm given upon the authority of such firm as experts in auditing and accounting.

The audited consolidated financial statements of MedQuist Inc. and its subsidiaries as of December 2006 and 2007 and for each of the years in the three-year period ended December 31, 2007 have been included herein and in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report on the consolidated financial statements contains explanatory paragraphs that state MedQuist Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006 and adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109, effective January 1, 2007.

The consolidated financial statements of Spheris Inc. at December 2008 and 2009 and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about Spheris Inc.’s ability to continue as a going concern as described in Notes 2 and 22 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

61

Where You Can Find More Information

CBaySystems Holdings Limited

We have filed with the SEC a registration statement on Form S-4 under the Securities Act to register the shares of CBaySystems Holdings Limited. The term registration statement means the original registration statement and any and all amendments thereto, including the exhibits and schedules to the original registration statement and any amendments. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, along with the exhibits and schedules filed therewith, may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

As a result of our proposed U.S. initial public offering and this exchange offer, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Public Reference Room and website of the SEC referred to above. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

We intend to furnish our stockholders with annual reports containing combined financial statements audited by our independent auditors and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim condensed consolidated financial statements.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

CBaySystems Holdings Limited
9009 Carothers Parkway
Franklin, Tennessee 37067
Telephone Number: (866) 295-4600

MedQuist Inc.

The rules and regulations of the SEC allow MedQuist Inc. to omit certain information included in the registration statement from this document. MedQuist Inc. files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like MedQuist Inc., who file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by MedQuist Inc. with the SEC are also available at MedQuist Inc.’s website at www.medquist.com. The web addresses of the SEC and MedQuist Inc. have been included as inactive textual references only. Except as specifically incorporated by reference into this prospectus with regards to MedQuist Inc., information on those web sites is not part of this prospectus.

62

The SEC allows MedQuist Inc. to incorporate by reference information into this prospectus. This means that MedQuist Inc. can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except for any information that is superseded by information that is included directly in this prospectus.

This prospectus incorporates by reference the documents listed below that MedQuist Inc. previously filed with the SEC. They contain important information about MedQuist Inc. and its financial condition.

MedQuist Inc. SEC Filings
(SEC File No. 001-3619; CIK No. 0000884497)	Period or Date Filed

Annual Report on Form 10-K and Form 10-K/A	Filed March 12, 2010, April 30, 2010 and July 6, 2010
Quarterly Report on Form 10-Q	Filed May 10, 2010 and August 9, 2010
Current Reports on Form 8-K	Filed February 4, 2010, March 19, 2010, April 21, 2010, April 28, 2010, May 6, 2010, June 30, 2010, July 6, 2010, August 3, 2010, August 18, 2010, October 6, 2010 and October 12, 2010

In addition, MedQuist Inc. also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, between the date of this prospectus and the date of MedQuist Inc.’s annual meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and any amendments to those reports, as well as proxy statements. To the extent that any information contained in any such Current Report on Form 8-K, or any exhibit thereto, was furnished, rather than filed, with the SEC, such information or exhibit is specifically not incorporated by reference into this proxy statement/prospectus.

Documents incorporated by reference are available from MedQuist Inc. without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference into this document by requesting them in writing or by telephone from MedQuist Inc. at the following address:

MedQuist Inc.
1000 Bishops Gate Blvd.
Suite 300
Mount Laurel, NJ 08054-4632
Attention: Investor Relations
Telephone: (856) 206-4000

You will not be charged for any of these documents that you request. If you request any document incorporated by reference into this prospectus from MedQuist Inc., MedQuist Inc. will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Neither we nor MedQuist Inc. has authorized anyone to give any information or make any representation about the exchange offer or each of our companies that is different from, or in addition to, that contained in this prospectus or in any of the materials that have been incorporated by reference into this prospectus with regards to MedQuist Inc.. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies.

63

Index to Financial Statements

See “Index to Consolidated Financial Statements” in Annex A.

F-1

Annex A—Information Relating to CBaySystems Holdings Limited

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 18, 2010
Preliminary Prospectus

           Shares

CBaySystems Holdings Limited

Common Stock

This is the initial public offering of our shares in the United States. We are offering           shares of our common stock.

Our shares are currently traded on the Alternative Investment Market of the London Stock Exchange, or AIM. The closing price of our shares on AIM on October 15, 2010 was £1.50, which was equivalent to approximately $2.38 per share based on the Federal Reserve noon buying rate of $1.5845 to £1.00 in effect on October 12, 2010. We intend to delist our common stock from AIM upon the completion of this offering or shortly thereafter and to apply to list our shares on The NASDAQ Global Market under the symbol “       .”

Investing in our shares involves significant risks.  See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL

Public offering price	$	$
Underwriting discount	$	$
Proceeds to CBaySystems Holdings Limited (before expenses)	$	$

Delivery of the shares of common stock is expected to be made on or about          . The selling stockholders have granted the underwriters an option for a period of 30 days to purchase on the same terms and conditions set forth above, up to an additional           shares of our common stock to cover overallotments.

Jefferies & Company	Lazard Capital Markets

Macquarie Capital	RBC Capital Markets

Prospectus dated          , 2010.

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus or in any free-writing prospectus that we may specifically authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide you with additional or different information. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or a free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

References in this prospectus to “dollars” or “$” are to the currency of the United States and references to “pounds,” “£,” “pence” or “p” are to the currency of the United Kingdom. There are 100 pence to each pound.

Except where otherwise indicated, reference in this prospectus to “volume” or “volumes” are to lines of text edited or transcribed by our medical transcriptionists, or MTs, and medical editors, or MEs.

Immediately prior to the consummation of this offering, we intend to convert from a British Virgin Islands company to a Delaware corporation. In connection with that conversion, we may adjust the number of our shares outstanding through a reverse share split or similar action. The conversion and any such reverse share split or similar action will result in no change to our stockholders’ relative ownership interests in us.

The industry and market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources. Some data is also based on good faith estimates, which are derived from our review of internal surveys, as well as certain independent sources. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.

(i)

Prospectus Summary

This summary highlights certain information contained elsewhere in this prospectus and may not contain all of the information you should consider before investing in our shares. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors,” the consolidated financial statements and related notes and the unaudited pro forma condensed combined financial information and related notes appearing elsewhere in this prospectus.

Except where the context otherwise requires, or where otherwise indicated, references in this prospectus to “we,” “us,” or “our” are to CBaySystems Holdings Limited and its subsidiaries, references to “MedQuist Inc.” are to MedQuist Inc. and its subsidiaries and references to “Spheris” are to Spheris Inc. and its subsidiaries for the period prior to April 22, 2010 and to the business we acquired from Spheris Inc. for the period after such date.

Overview

We are a leading provider of integrated clinical documentation solutions for the U.S. healthcare system. Our end-to-end solutions convert physicians’ dictation of patient interactions, or the physician narrative, into a high quality and customized electronic record. These solutions integrate technologies and services for voice capture and transmission, automated speech recognition, or ASR, medical transcription and editing, workflow automation, and document management and distribution to deliver a complete managed service for our customers. Our solutions enable hospitals, clinics, and physician practices to improve the quality of clinical data as well as accelerate and automate the documentation process, and we believe our solutions improve physician productivity and satisfaction, enhance revenue cycle performance, and facilitate the adoption and meaningful use of electronic health records.

We are the largest provider by revenue of clinical documentation solutions based on the physician narrative in the United States. During the three months ended June 30, 2010, we processed, on an annualized run rate basis, more than 2.9 billion lines of clinical documentation on our platform. The significant majority of lines we process are edited or transcribed by our more than 14,000 MTs and MEs. Of this volume, for the three months ended June 30, 2010, more than 60% was processed using ASR technology and nearly 40% was produced offshore. Our size allows us to handle the clinical documentation requirements of many of the largest and most complex healthcare delivery networks in the United States, provides us with economies of scale, and enables us to devote significantly more resources to enhancing our solutions through research and development than most of our competitors.

We serve more than 2,400 hospitals, clinics, and physician practices throughout the United States, including 40% of hospitals with more than 500 licensed beds. As of June 30, 2010, the average tenure of our top 50 customers was over five years, and approximately 95% of our revenue was from recurring services. Insights gained from our broad, long-standing customer relationships allow us to optimize our integrated solutions, and we believe that this positions us for future growth as we target new customers.

We have realized significant increases in both revenue and profitability as the result of two large acquisitions, MedQuist Inc., in which we acquired a majority interest in August 2008, and Spheris, which we acquired in April 2010. From 2007 to 2009, our net revenues increased from $57.7 million to $371.8 million. Over this same period, our Adjusted EBITDA increased from $2.4 million to $60.1 million, and our Adjusted EBITDA margins expanded from 4.1% to 16.2%. For a reconciliation of our net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA, see “Summary Historical and Unaudited Pro Forma Consolidated Financial Data.”

Our Industry

Over the past several decades, our industry has evolved from almost exclusively in-house production to outsourced services and from labor-intensive services to technologically-enabled solutions. The market opportunity for our solutions is driven by overall healthcare utilization and cost containment efforts in the United States. Numerous factors are driving increases in the demand for healthcare services including population growth, longer life expectancy, the increasing prevalence of chronic illnesses, and expanded coverage from healthcare reform. According to the U.S. Centers for Medicare and Medicaid Services, spending on healthcare grew from $1.2 trillion in 1998 to $2.3 trillion in 2008, representing a compound annual growth rate of 7.0%. It also projects that healthcare spending will grow to reach $4.2 trillion, or 19.3% of U.S. gross domestic product, by 2018, representing a compound annual growth rate of 6.3%. At the same time, U.S. healthcare providers remain under substantial pressure to reduce costs while maintaining or improving the quality of care.

Accurate and timely clinical documentation has become a critical requirement of the growing U.S. healthcare system. Medicare, Medicaid, and insurance companies demand extensive patient care documentation. The 2009 Health Information Technology for Economic and Clinical Health Act, or the HITECH Act, includes numerous incentives to promote the adoption and meaningful use of electronic health records, or EHRs, across the healthcare industry. Consequently, healthcare providers are increasingly using EHRs to input, store, and manage their clinical data in a digital format. Healthcare providers that use EHRs require accurate, easy-to-use, and cost-effective means to input clinical data that are not disruptive to the physician workflow.

The market for outsourced clinical documentation solutions based on the physician narrative is substantial. Key components of this market include voice capture and transmission technologies, ASR software, medical transcription and editing services, and document workflow and management software. ValueNotes Database Pvt. Ltd., or ValueNotes, a market research firm, estimates that the market for outsourced medical transcription services was $5.4 billion in 2009 and is expected to grow 8.2% per annum over the next five years to $8.0 billion in 2014.

Healthcare providers are increasingly choosing to outsource their clinical documentation processes. The benefits of outsourcing include reduced costs, access to leading technologies, accelerated turn-around times, improved data accuracy, greater physician productivity, and satisfaction of security and compliance requirements. We believe that the majority of clinical documentation is still produced in-house by U.S. hospitals and physician practices today. ValueNotes estimates that the in-house medical transcription market was 67% of the overall market in 2009, and projects the percentage of outsourced production of medical transcription will grow from 33% in 2009 to 38% in 2014.

While outsourcing provides many benefits, the landscape for outsourced service providers is highly fragmented, with hundreds of providers offering varying degrees of technological automation and offshore capabilities. Technological automation and a rise in offshore capabilities have substantially decreased the cost of production and have further differentiated outsourcing providers. We believe that participants in our industry must expand their technology platform and offshore production capabilities to remain competitive.

Our Competitive Strengths

Our competitive strengths include:

•	Leader in a large, fragmented market – We are the largest provider by revenue of clinical documentation solutions based on the physician narrative in the United States. Our size enables us to meet the needs of large, sophisticated healthcare customers, provides economies of scale, and enables us to devote significantly more resources to research and development and quality assurance than many other providers.

•	Integrated solutions delivered as a complete managed service – We offer fully-integrated end-to-end managed services that capture and convert the physician narrative into a high quality customized electronic record. We integrate technologies and services for voice capture and transmission, ASR, medical transcription and editing, workflow automation, and document management and distribution. The end result is value-added clinical documentation with high accuracy and quick turn-around times.

•	Large and diversified customer base with long-term relationships – We serve more than 2,400 hospitals, clinics and physician practices throughout the United States, including 40% of hospitals with more than 500 licensed beds. We have a long-standing history with our customers and, as of June 30, 2010, approximately 95% of our revenue was from recurring services.

•	Highly-efficient operating model – We believe we have a significantly lower cost structure than many of our competitors. Over the past two years, we have driven down our cost structure through the use of technology automation, standardized processes, and offshore resources. Our use of ASR, which has grown from 39% of our volume in the fourth quarter of 2008 to 62% in the second quarter of 2010, has increased our productivity. Additionally, our expanding footprint in India has enabled us to increase our offshore production from 28% of our volume to 39% over this same period. The financial impact of these measures has been an improvement in gross margins during this timeframe from 33.8% to 35.6%. During this same time, we have grown volumes by 1.9% while sharing cost savings with our customers in the form of lower prices.

•	Proven management team – We have assembled an outstanding senior leadership team with significant industry experience and domain expertise in both domestic and offshore operations. Our management team has delivered substantial results and brings an entrepreneurial spirit with proven experience in managing growth, driving operational improvements, and successfully integrating acquisitions.

Our Strategy

Key elements of our strategy include:

•	Expand our customer base and increase existing customer penetration – We intend to grow our customer base by targeting three market segments: large healthcare providers still using in-house services, large healthcare providers currently using competing outsourced alternatives, and small-to-medium medical practices. Given our market leadership, strong solution offerings, and low cost structure, we believe we are well positioned to both replace in-house solutions as well as displace competing outsourced alternatives for large healthcare providers. For small-to-medium sized physician practices, we offer an easy-to-use web-based clinical documentation platform, CBayScribe, to expand our market share in this segment, which we believe to be underpenetrated. In order to increase penetration within our existing customer base, we intend to continue targeting additional healthcare clinical areas and facilities of our current customers. Additionally, as healthcare providers centralize their purchasing decisions, we believe that our ability to deliver outstanding services for large, complex requirements provides us with increasing access to new sales opportunities within our existing customer base and through existing customer relationships.

•	Continue to develop and enhance our integrated solutions – We seek to differentiate our integrated solutions through sophisticated technology and process improvement. We have over 100 employees dedicated to research and development. Over the last year, we launched numerous enhancements, including a front end speech platform for general medicine, additional EHR system integration, and advanced performance monitoring.

•	Enhance profitability through technical and operational expertise – We have made significant improvements in productivity through business process and infrastructure improvements. Notwithstanding reductions in customer pricing, our gross margins have expanded from 33.8% in the fourth quarter of 2008, our first fiscal quarter after we acquired MedQuist Inc., to 35.6% in the second quarter of 2010, and our Adjusted EBITDA margins have expanded from 10.8% to 17.6% for the same periods. Our management team has proven its ability to implement continuous process improvements and we intend to further increase offshore production and our use of technological automation, including ASR, to lower costs and enhance our profitability.

•	Facilitate the adoption and promote meaningful use of EHR systems – Our integrated solutions provide a comprehensive, accurate and effective method to incorporate physician narrative into an EHR system. We interface with substantially all of the leading EHR vendors to integrate our clinical documentation solutions and to help our customers realize the full potential of their EHR systems through the use of the physician narrative. In our experience, when EHR is adopted, customers tend to consolidate their purchase decisions, which benefits us as a leading provider of clinical documentation solutions.

•	Pursue strategic acquisitions – We believe that there are significant opportunities available to create value through strategic acquisitions. We intend to seek appropriate opportunities to grow our customer base, enhance our solutions, consolidate costs, and expand our value proposition to our customers.

Our History

We began operation in 1998 with the goal of providing high-quality outsourced clinical documentation solutions to U.S. healthcare providers at a low cost. We combined U.S. sales, marketing, and customer service with offshore operations, primarily in India, and have grown our scale through strategic acquisitions.

Acquisitions

MedQuist Inc.

In August 2008, an affiliate of S.A.C. Private Capital Group, LLC, or SAC PCG, invested $124.0 million to acquire a majority interest in us. Concurrent with this investment, we acquired a 69.5% interest in MedQuist Inc., or the MedQuist Inc. Acquisition. At the time of the acquisition, MedQuist Inc. was the largest U.S. medical transcription service provider by revenue, but had been adversely impacted by inefficient operations, litigation and customer disputes. Net revenues for MedQuist Inc. had fallen from $483.9 million for the year ended December 31, 2002 to $340.3 million for the year ended December 31, 2007.

We believed that MedQuist Inc., despite its operational challenges and substantial overhead, had strong underlying technology, deep healthcare domain expertise, and a long-tenured customer base. Following our acquisition of MedQuist Inc., we embarked upon a strategy to enhance the management team, streamline operations, improve relationships with customers, leverage our offshore resources, increase the utilization of ASR technology, and resolve all outstanding litigation. This strategy resulted in a stabilization of volume trends starting in the second quarter of 2009. The following table shows the percentage change in MedQuist Inc.’s volume for the nine quarters ended March 31, 2010, the last quarter prior to our acquisition of Spheris, or the Spheris Acquisition.

	2008				2009				2010
	Prior to the MedQuist Inc.
MedQuist Inc.	Acquisition
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Volume % Change over Previous Year	(3.3)%	(4.7)%	(0.1)%	(0.4)%	(2.2)%	0.8%	2.5%	2.8%	4.0%

Spheris

In April 2010, we acquired certain assets, principally customer contracts, from Spheris in a transaction conducted under Section 363 of the Bankruptcy Code. Spheris was the second largest U.S. medical transcription service provider by revenue at the time. Spheris had experienced declines in volumes from customer attrition, which we believed was attributable to quality issues and underinvestment in product development caused by financial constraints leading up to its bankruptcy. Some volume declines continued after the date of the Spheris Acquisition as the result of notices of termination given prior to that date. The following table shows the percentage change in Spheris’ volume for the nine quarters ended March 31, 2010, the last quarter prior to the Spheris Acquisition.

Spheris	2008				2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

Volume % Change over Previous Year	(4.8)%	(4.7)%	(5.9)%	(11.6)%	(13.3)%	(10.9)%	(7.9)%	(6.5)%	(5.5)%

We considered the negative volume trend for Spheris in our acquisition valuation. Net revenues for Spheris were $156.6 million and $35.2 million for the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. Customers who submitted notices of termination prior to the acquisition generated revenues of $24.6 million and $1.7 million during the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. Therefore, net revenues for the year ended December 31, 2009 and the three months ended March 31, 2010, less revenues attributable to customers who submitted notices of termination prior to the Spheris Acquisition, were $132.0 million and $33.5 million, respectively.

Our Spheris integration efforts have focused on merging the new customer base acquired, integrating systems and eliminating cost redundancies. We expect the measures we have implemented since the Spheris Acquisition to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized impact of $28.0 million. We expect that the integration of Spheris will be fully completed by the first half of 2011.

Pricing

We base our pricing on various factors, principally, market forces, the extent to which we can utilize our offshore production facilities, the extent to which customers utilize the ASR technology available in our solutions, the scope of services provided and turn-around times requested by a particular customer. We work with our customers to evaluate how different solutions affect pricing and to determine an optimal mix of service level and price for that customer. Higher utilization of offshore production and ASR leads to lower costs for us, which permits us to offer better pricing to our customers while at the same time contributing to margin growth. We have successfully migrated a significant portion of MedQuist Inc.’s volume offshore and we will continue these efforts in relation to our combined businesses.

Recent Developments

Recapitalization Transactions

On October 14, 2010, MedQuist Inc. incurred $85.0 million of indebtedness through the issuance of 13% senior subordinated notes due 2016, or the Senior Subordinated Notes, under a note purchase agreement, or the Note Purchase Agreement, and incurred $200.0 million of indebtedness under a term loan, or the Term Loan, under a $225.0 million credit facility, or the Senior Secured Credit Facility. We are a guarantor of both the Senior Subordinated Notes and the Senior Secured Credit Facility. MedQuist Inc. used the proceeds to repay $80.0 million of indebtedness under its prior credit facility, or the Acquisition Credit Facility, to repay $13.6 million of indebtedness under a subordinated promissory note, or the Acquisition Subordinated Promissory Notes, each issued in connection with the Spheris Acquisition, and to pay a $176.5 million special dividend to its stockholders. We received $122.6 million of this special dividend and used $104.1 million to extinguish our 6% Convertible Notes issued to Royal Philips Electronics, in connection with the MedQuist Inc. Acquisition and $4.1 million to extinguish certain other lines of credit. We refer to these transactions as the Recapitalization Transactions.

Exchange Transactions

On September 30, 2010, certain of MedQuist Inc.’s noncontrolling stockholders entered into an exchange agreement with us, or the Exchange Agreement, whereby we agreed to issue approximately 20.3 million shares of our common stock in exchange for their 4.8 million shares of MedQuist Inc. common stock, subject to certain adjustments to the exchange ratio based principally on the level of MedQuist Inc.’s net debt at closing. We refer to this as the MedQuist Exchange. The MedQuist Exchange is contingent upon, among other conditions, our completion of this offering, listing our shares on The NASDAQ Global Market and our reincorporation in Delaware, and, assuming the MedQuist Exchange is consummated without any adjustments, would increase our ownership in MedQuist Inc. from 69.5% to 82.5%.

On October 18, 2010, we filed with the Securities and Exchange Commission, or the SEC, a registration statement on Form S-4 offering those noncontrolling MedQuist Inc. stockholders who did not participate in the MedQuist Exchange shares of our common stock in exchange for their MedQuist Inc. shares. Assuming the MedQuist Exchange is consummated, a full exchange in the Exchange Offer would increase our ownership in MedQuist Inc. from 82.5% to 100.0%. We can give no assurance regarding the level of participation in the Exchange Offer.

For a more detailed description of the Recapitalization Transactions, the MedQuist Exchange and the Exchange Offer, collectively, the Corporate Reorganization, see “Corporate Reorganization.”

Risks Associated With Our Business

Our business is subject to a number of risks which you should be aware of before making an investment decision. Those risks are discussed more fully in “Risk Factors” beginning on page 16. For example:

•	We compete with many others in the market for clinical documentation solutions which may result in lower prices for our services, reduced operating margins and an inability to maintain or increase our market share.

•	Our business is dependent on the continued demand for transcription services, and, if electronic health records companies produce solutions acceptable to large hospital systems for the creation of electronic clinical documentation, the overall demand for medical transcription services could be reduced.

•	Our ability to sustain and grow profitable operations is dependent on the willingness of new customers to outsource and adopt new technology platforms, as well as our ability to retain customers.

•	Our success will depend on our ability to support existing technologies, as well as adopt and integrate new technology into our workflow platforms.

Corporate Information

Our principal executive offices are located at 9009 Carothers Parkway, Franklin, TN 37067. The telephone number of our principal executive offices is (866) 295-4600.

Immediately prior to the consummation of this offering, we intend to convert from a British Virgin Islands company to a Delaware corporation.

The Offering

Common stock offered	shares

Common stock to be outstanding immediately after this offering(1)	shares

Over-allotment option	The selling stockholders have granted the underwriters a 30-day option to purchase up to additional shares.

Use of proceeds

We estimate that our net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $          , assuming an initial public offering price of $      per share, the midpoint of the price range shown on the cover page of this prospectus. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds for the acquisition of complementary companies or businesses, although we currently do not have any acquisition or investment planned. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy

We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our ability to pay dividends on our common stock is limited by the covenants of the agreements governing our indebtedness and may be further restricted by the terms of any future debt or preferred securities.

The NASDAQ Global Market listing

We intend to apply to list our common stock on The NASDAQ Global Market under the symbol “       .”

Assumptions in this Prospectus

Unless we indicate otherwise, all information in this prospectus:

•	assumes consummation of the MedQuist Exchange based on an exchange ratio of 4.2459 shares of our common stock for each MedQuist Inc. share;(2)

•	assumes a full exchange in the Exchange Offer based on the ratio applicable under the MedQuist

(1) The number of shares of common stock to be outstanding after this offering includes (i) approximately 20.3 million shares of common stock to be issued in the MedQuist Exchange, (ii) approximately 28.4 million shares of our common stock to be issued in the Exchange Offer, assuming a full exchange and (iii) approximately 4.5 million shares of our common stock issuable pursuant to an agreement with an affiliate of SAC PCG, or the Consulting Services Agreement, entered into at the time of the MedQuist Inc. Acquisition, and excludes (i) approximately 11.5 million shares of common stock reserved for issuance under our equity incentive plans, of which options to purchase approximately 5.8 million shares with a weighted average exercise price of $1.18 were outstanding as of June 30, 2010, (ii) 403,680 shares of common stock reserved for issuance under the stand-alone grants made to certain present and former executives under management stockholders agreements, of which options to purchase 403,680 shares with a weighted average price of $1.75 were outstanding as of June 30, 2010, and (iii) 366,695 shares of our common stock issuable pursuant to a warrant agreement between us and Oosterveld International BV, dated March 19, 2009. See “Certain Relationships and Related Party Transactions.”
(2) The exchange ratio under the MedQuist Exchange is subject to adjustment based principally upon the level of MedQuist Inc.’s net debt at the closing of the MedQuist Exchange. Every $10.0 million decrease below $304.0 million in MedQuist Inc.’s net debt would increase the exchange ratio by approximately 0.05 shares of our common stock.

Exchange;(3)

•	assumes our redomiciliation under the laws of the state of Delaware and the related conversion of our shares;

•	assumes no exercise by the underwriters of their over-allotment option to purchase shares from the selling stockholders; and

•	assumes an initial public offering price of $ per share, the midpoint of the price range shown on the cover page of this prospectus.

(3) The ratio applicable under the Exchange Offer has not yet been fixed, but we currently expect it will be approximately the same as the exchange ratio applicable to the MedQuist Exchange.

Summary Historical and Unaudited Pro Forma Consolidated Financial Data

The following table sets forth our summary historical consolidated financial data for the years ended December 31, 2007, 2008 and 2009 and as of June 30, 2010 and for the six months ended June 30, 2009 and 2010. The summary historical consolidated financial data for the years ended December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We prepared the unaudited historical information on a basis consistent with that used in preparing our audited consolidated financial statements, which reflect all adjustments, consisting of only normal recurring adjustments, that we consider necessary to present fairly our financial position and results of operations for the unaudited periods.

Our summary historical consolidated statements of operations and other operating data reflect the consolidation of the results of operations of MedQuist Inc. since August 6, 2008 and Spheris since April 22, 2010, the respective dates of their acquisition.

The summary consolidated financial data also sets forth our unaudited pro forma condensed combined statements of operations for the year ended December 31, 2009 and the six months ended June 30, 2010 and our unaudited pro forma condensed consolidated balance sheet as of June 30, 2010. The unaudited pro forma condensed combined statements of operations and the unaudited pro forma condensed consolidated balance sheet have been derived from the historical consolidated financial information of us and Spheris, which are included elsewhere in this prospectus.

The pro forma combined statements of operations and other operating data for the year ended December 31, 2009 and the six months ended June 30, 2010 give effect to the following transactions as if they had occurred on January 1, 2009:

•	the Spheris Acquisition and the incurrence by MedQuist Inc. of $113.6 million of debt to finance the Spheris Acquisition;

•	the incurrence by MedQuist Inc. of $285.0 million of indebtedness under the Senior Secured Credit Facility and Senior Subordinated Notes, the simultaneous repayment of $90.0 million of indebtedness under the Acquisition Credit Facility, the repayment of $13.6 million of indebtedness under the Acquisition Subordinated Promissory Notes, the payment of a $176.5 million special dividend to MedQuist Inc.’s stockholders, of which we received $122.6 million and the noncontrolling stockholders of MedQuist Inc. received $53.9 million, and the repayment by us, using the proceeds of such dividend, of $104.1 million to extinguish our 6% Convertible Notes including a $7.7 million premium on early prepayment, and $4.1 million under certain other lines of credit;

•	the issuance of 20.3 million shares of our common stock in exchange for 4.8 million shares of MedQuist Inc. common stock pursuant to the terms of the Exchange Agreement with certain noncontrolling stockholders of MedQuist Inc., assuming the MedQuist Exchange is consummated without any adjustments, which will increase our ownership in MedQuist Inc. from 69.5% to 82.5%;

•	the issuance of 4.5 million shares of our common stock pursuant to the Consulting Services Agreement; and

•	the issuance of 28.4 million shares of our common stock to be issued in exchange for 6.7 million shares of MedQuist Inc. common stock in the Exchange Offer, assuming an exchange ratio equal to the exchange ratio applicable under the Exchange Agreement and a full exchange. This would increase our ownership in MedQuist Inc. from 82.5% to 100%.

The pro forma combined statements of operations and other operating data for the year ended December 31, 2009 and the six months ended June 30, 2010 do not give effect to the following:

•	the impact on net revenues from volume declines resulting from Spheris’ customer terminations prior to the Spheris Acquisition. The pro forma net revenues for the year ended December 31, 2009 and for the six months ended June 30, 2010 include $24.6 million and $2.3 million, respectively, of net revenues associated with such terminations; and

•	the full impact on Adjusted EBITDA of cost savings and synergies resulting from the Spheris Acquisition, which we have implemented since the Spheris Acquisition and expect to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized benefit of $28.0 million. Our results for the six months ended June 30, 2010 reflect $0.9 million of such cost savings.

The pro forma balance sheet data as of June 30, 2010 gives effect to the Corporate Reorganization and the shares of our common stock issuable pursuant to the Consulting Services Agreement, as if they occurred as of June 30, 2010.

The pro forma as adjusted balance sheet data as of June 30, 2010 also gives effect to the issuance of        shares of common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range shown on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us as if such transaction occurred as of June 30, 2010.

Our historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Spheris Acquisition, the Corporate Reorganization, the shares of our common stock issuable pursuant to the Consulting Services Agreement (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma information does not reflect revenue opportunities and cost savings that may be realized after the Spheris Acquisition. The pro forma financial information also does not reflect expenses related to integration activity that may be incurred by us in connection with the Spheris Acquisition.

The pro forma data is based upon available information and certain assumptions that we believe are reasonable. The pro forma data is for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been if such events had occurred on the dates specified above and does not purport to project the results of operations or financial position for any future period or date. The pro forma data should be read in conjunction with our historical consolidated financial statements, and related notes included elsewhere in this prospectus as adjusted for the acquisition of Spheris using the acquisition method of accounting.

You should read the following summary financial and other data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the sections entitled “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Historical					Pro Forma
						Year	Six Months
	Years Ended			Six Months Ended		Ended	Ended
	December 31,			June 30,		December 31,	June 30,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)		(Unaudited)
	(In thousands, except for per share amounts)

Statement of Operations Data
Net revenues	$57,694	$193,673	$371,768	$188,539	$200,592	$528,364	$243,963
Cost of revenues	30,209	125,074	239,549	121,755	128,641	348,608	159,984

Gross profit	27,485	68,599	132,219	66,784	71,951	179,756	83,979

Operating expenses
Selling, general and administrative	25,137	51,243	60,632	31,764	32,706	79,725	38,869
Research and development	—	6,099	9,604	4,796	5,593	9,604	5,785
Depreciation and amortization	2,915	14,906	26,977	13,610	15,068	40,737	18,910
Cost of legal proceedings and settlements	—	5,311	14,943	12,158	2,152	16,189	2,152
Acquisition related charges	—	—	1,246	—	6,045	—	—
Goodwill impairment charge	—	98,972	—	—	—	—	—
Restructuring charges	—	2,106	2,727	—	966	3,502	966

Total operating expenses	28,052	178,637	116,129	62,328	62,530	149,757	66,682

Operating income (loss)	(567)	(110,038)	16,090	4,456	9,421	29,999	17,297
Interest expense, net	(2,108)	(3,954)	(9,132)	(4,660)	(7,351)	(31,251)	(16,316)
Equity in income (loss) of affiliated companies	(105)	66	1,933	408	546	1,933	546
Other income	14	9	11	—	108	2,136	60

Income (loss) before income taxes and noncontrolling interests	(2,766)	(113,917)	8,902	204	2,724	2,817	1,587
Income tax provision (benefit)	(113)	(5,398)	1,082	639	(326)	342	(190)

Net income (loss)	(2,653)	(108,519)	7,820	(435)	3,050	2,475	1,777
Less: Net (income) loss attributable to noncontrolling interests	57	(5,154)	(7,085)	(2,335)	(2,497)	—	11

Net income (loss) attributable to CBaySystems Holdings Limited	$(2,596)	$(113,673)	$735	$(2,770)	$553	$2,475	$1,788

Net income (loss) per common share attributable to CBaySystems Holdings Limited
Basic	$(0.04)	$(1.13)	$(0.01)	$(0.03)	$(0.01)	$0.00	$0.01
Diluted	$(0.04)	$(1.13)	$(0.01)	$(0.03)	$(0.01)	$0.00	$0.01
Weighted average shares outstanding:
Basic	57,929	101,669	156,116	154,991	157,705	209,326	210,915
Diluted	57,929	101,669	156,116	154,991	157,705	209,326	210,915
Adjusted EBITDA(1)(2)	$2,362	$18,886	$60,130	$27,970	$33,760	$91,517	$39,385

(1)	See below for reconciliations of net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA.
(2)	Pro forma amounts do not give effect to (i) the impact on net revenues from volume declines, resulting from pre-acquisition customer terminations at Spheris, of $24.6 million and $2.3 million in net revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively, and (ii) the full impact of cost savings and synergies resulting from the Spheris Acquisition, which we have implemented since the Spheris Acquisition and expect to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized benefit of $28.0 million. Our results for the six months ended June 30, 2010 reflect $0.9 million of such cost savings. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The following table sets forth certain historical financial and operating data for us, MedQuist Inc. and Spheris.

	Historical					Pro Forma
						Year	Six Months
	Years Ended			Six Months Ended		Ended	Ended
	December 31,			June 30,		December 31,	June 30,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)		(Unaudited)
	(In thousands, except for per share amounts)

Other Data
Net Revenues:
Consolidated(1)	$57,694	$193,673	$371,768	$188,539	$200,592	$528,364	$243,963
MedQuist Inc.	340,342	326,853	307,200
Spheris	200,392	182,843	156,596
Adjusted EBITDA(2)
Consolidated(1)	$2,362	$18,886	$60,130	$27,970	$33,760	$91,517	$39,385
MedQuist Inc.	3,480	32,337	55,636
Spheris	28,227	26,317	30,569

(1)	Pro forma amounts do not give effect to (i) the impact on net revenues from volume declines, resulting from pre-acquisition customer terminations at Spheris, of $24.6 million and $2.3 million in net revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively, and (ii) the full impact of cost savings and synergies resulting from the Spheris Acquisition, which we have implemented since the Spheris Acquisition and expect to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized benefit of $28.0 million. Our results for the six months ended June 30, 2010 reflect $0.9 million of such cost savings. See “Unaudited Pro Forma Condensed Combined Financial Information.”
(2)	See below for reconciliations of net income (loss) to Adjusted EBITDA.

	As of June 30,
	2010
			Pro Forma
	Actual	Pro Forma	As Adjusted
		(Unaudited)
Balance Sheet Data		(In thousands)

Cash and cash equivalents(a)	$22,457	$25,889
Working capital(b)	6,753	7,357
Total assets	380,151	391,291
Long term debt, including current portion of debt	214,092	294,973
Total equity	74,934	7,355

(a)	Pro forma as adjusted amount gives effect to a $5.0 million payment to SAC PCG in connection with the Corporate Reorganization.
(b)	Working capital is defined as total current assets, excluding cash and cash equivalents, minus total current liabilities, excluding current portion of debt.

The following table presents a reconciliation of net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA:

	Historical					Pro Forma
						Year	Six Months
	Years Ended			Six Months Ended		Ended	Ended
	December 31,			June 30,		December 31,	June 30,
	2007	2008	2009	2009	2010	2009	2010
				(Unaudited)		(Unaudited)
	(In thousands)

Net income (loss) attributable to CBaySystems Holdings Limited	$(2,596)	$(113,673)	$735	$(2,770)	$553	$2,475	$1,788
Net income (loss) attributable to noncontrolling interests	(57)	5,154	7,085	2,335	2,497	—	(11)
Income tax provision (benefit)(a)	(113)	(5,398)	1,082	639	(326)	342	(190)
Interest expense, net	2,108	3,954	9,132	4,660	7,351	31,251	16,316
Depreciation and amortization	2,915	14,906	26,977	13,610	15,068	40,737	18,910
Cost of legal proceedings and settlements	—	5,311	14,943	12,158	2,152	16,189	2,152
Acquisition related charges	—	5,620	1,246	—	6,045	—	—
Goodwill impairment charge	—	98,972	—	—	—	—	—
Restructuring charges	—	2,106	2,727	—	966	3,502	966
Equity in (income) loss of affiliated companies	105	(66)	(1,933)	(408)	(546)	(1,933)	(546)
Receivable write-offs, asset impairment charges, severance charges and accrual reversals(b)	—	2,000	(1,864)	(2,254)	—	(1,046)	—

Adjusted EBITDA(c)	$2,362	$18,886	$60,130	$27,970	$33,760	$91,517	$39,385

(a)	We had $130.0 million of federal net operating loss carry forwards as of December 31, 2009 and will record approximately $30.0 million of annual tax amortization related to intangible assets, including goodwill, that will reduce future taxable income. Due to the existence of federal net operating loss carry forwards and the impact of tax amortization related to intangible assets, including goodwill, cash taxes paid (refunded) were $84,000, $160,000, $796,000 for the years ended December 31, 2007, 2008 and 2009, respectively, and $497,000 and $(478,000) for the six months ended June 30, 2009 and 2010, respectively.

(b)	Includes the write-off of amounts due from an unconsolidated affiliate of Spheris, an impairment charge to write-off the balance of an investment and the reversal of certain accruals, related to litigation claims, as a result of the expiration of the applicable statute of limitations.

(c)	Pro forma amounts do not give effect to (i) the impact on net revenue from volume declines, resulting from pre-acquisition customer terminations at Spheris prior to the Spheris Acquisition, of $24.6 million and $2.3 million in net revenues for the year ended December 31, 2009 and the six months ended June 30, 2010, respectively, and (ii) the full impact of cost savings and synergies resulting from the Spheris Acquisition, which we have implemented since the Spheris Acquisition and expect to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized benefit of $28.0 million. Our results for the six months ended June 30, 2010 reflect $0.9 million of such cost savings.

The following table presents a reconciliation of net income (loss) to Adjusted EBITDA for MedQuist Inc.:

	Years Ended December 31,
	2007	2008	2009
	(In thousands)

Net income (loss)	$(15,206)	$(68,795)	$23,291
Income tax provision (benefit)	2,339	(16,513)	1,975
Interest (income) expense, net	(8,366)	(2,438)	134
Depreciation and amortization	16,499	17,504	15,672
Restructuring and acquisition-related charges	2,756	2,055	2,727
Acquisition related charges	—	—	1,263
Cost of legal proceedings and settlements, net	6,083	19,738	14,843
Goodwill impairment charge	—	82,233	—
Equity in income of affiliated companies(a)	(625)	(236)	(2,015)
Other income and accrual reversals(b)	—	(1,211)	(2,254)

Adjusted EBITDA	$3,480	$32,337	$55,636

(a)	Represents proportionate share of earnings from our equity method investment in A-Life Medical, Inc., which is expected to be sold in November 2010 pursuant to an executed agreement.

(b)	Represents the reversal of certain accruals relating to certain litigation claims as a result of the expiration of the applicable statute of limitations.

The following table presents a reconciliation of net loss to Adjusted EBITDA for Spheris:

	Years Ended December 31,
	2007	2008	2009
	(In thousands)

Net loss	$(11,361)	$(19,179)	$(187,383)
Income tax provision (benefit)	(5,856)	3,870	(14,571)
Interest expense, net	21,171	19,104	17,439
Depreciation and amortization	24,273	21,613	7,230
Operational restructuring charges	—	484	775
Transaction charge	—	—	6,961
Cost of legal proceedings and settlements	—	425	1,246
Goodwill impairment charge	—	—	198,872

Adjusted EBITDA	$28,227	$26,317	$30,569

Adjusted EBITDA is a metric used by management to measure operating performance. Adjusted EBITDA is defined as net income (loss) attributable to CBaySystems Holdings Limited, MedQuist Inc. or Spheris, as applicable, plus net income (loss) attributable to noncontrolling interests, income taxes, interest expense, depreciation and amortization, cost of legal proceedings and settlements, acquisition related charges, goodwill impairment charge, restructuring charges, equity in income (loss) of affiliated company, asset impairment charges, severance costs, and certain unusual or nonrecurring items. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out the following:

•	potential differences caused by variations in capital structures (affecting interest expense, net), tax positions (such as the impact on periods or companies for changes in effective tax rates), the age and book depreciation of fixed assets (affecting depreciation expense);

•	the impact of non-cash charges, such as goodwill impairment charges and asset impairment charges; and

•	the impact of unusual expenses or events, such as acquisition related charges, restructuring charges, severance costs and certain unusual or nonrecurring items.

Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our profitability or liquidity. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks, or other risks that are currently unknown or unforeseen by us, could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We compete with many others in the market for clinical documentation solutions which may result in lower prices for our services, reduced operating margins and an inability to maintain or increase our market share.

We compete with other outsourced clinical documentation solutions companies in a highly fragmented market that includes national, regional and local service providers, as well as service providers with global operations. These companies have services that are similar to ours, and certain of these companies have substantially larger or have significantly greater financial resources than we do. We also compete with the in-house medical transcription staffs of our customers and potential customers. There can be no assurance that we will be able to compete effectively against our competitors or timely implement new products and services. Many of our competitors attempt to differentiate themselves by offering lower priced alternatives to our outsourced medical transcription services and customers could elect to utilize less comprehensive solutions than the ones we offer due to the lower costs of those competitive products. Some competition may even be willing to accept less profitable business in order to grow revenue. Increased competition and cost pressures affecting the healthcare markets in general may result in lower prices for our services, reduced operating margins and the inability to maintain or increase our market share.

Our business is dependent upon the continued demand for transcription services. If EHR companies produce alternatives to medical transcription that reduce the need for transcription, the demand for our solutions could be reduced.

EHR companies’ solutions for the collection of clinical data typically require physicians to directly enter and organize patient information through “point-and-click” templates which attempt to reduce or eliminate the need for transcription. A second alternative to conventional transcription involves a physician dictating a record of patient encounters and receiving a speech-recognized draft of their dictation, which the physician can self-edit. There is significant uncertainty and risk as to the demand for, and market acceptance of, these solutions for the creation of electronic clinical documentation. In the event that these and other solutions are successful and gain wide acceptance, the demand for our solutions could be reduced and our business, financial condition and results of operations could be adversely affected.

Our growth is dependent on the willingness of new customers to outsource and adopt our technology platforms.

We plan to grow, in part, by capitalizing on perceived market opportunities to provide our services to new customers. These new customers must be willing to outsource functions which may otherwise have been performed within their organizations, adopt new technologies and incur the time and expense needed to integrate those technologies into their existing systems. For example, the up-front cost and time involved in changing medical transcription providers or in converting from an in-house medical transcription department to an outsourced provider may be significant. Many customers may prefer to remain with their current provider or keep their transcription in-house rather than invest the time and resources required for the implementation of a new system. Also, as the maintenance of accurate medical records is a critical element of a healthcare provider’s ability to deliver quality care to its patients and to receive proper and timely reimbursement for the services it renders, potential customers may be reluctant to outsource or change providers of such an important function.

Our success will depend on our ability to support existing technologies as well as to adopt and integrate new technology into our workflow platforms.

Our ability to remain competitive in the clinical documentation industry is based, in part, on our ability to develop, utilize and support technology in the services and solutions that we provide to our customers. As our customers advance technologically, we must be able to effectively integrate our solutions with their systems and provide advanced data collection technology. We also may need to develop technologies to provide service systems comparable to those of our competitors as they develop new technology. If we are unable to effectively develop and integrate new technologies, we may not be able to compete effectively with our competitors. In addition, if the cost of developing and integrating new technologies is high, we may not realize our expected return on investment.

Technology innovations in the markets that we serve may create alternatives to our products and result in reduced sales.

Technology innovations to which our current and potential customers might have access could reduce or eliminate their need for our products. A new or other disruptive technology that reduces or eliminates the use of one or more of our products could negatively impact the sale of these products. Our failure to develop, introduce or enhance products able to compete with new technologies in a timely manner could have an adverse effect on our business, results of operation and financial condition.

Many of our customer contracts are terminable at will by our customers, and our ability to sustain and grow profitable operations is dependent upon the ability to retain customers.

Many of our contracts can be terminated at will by our customers. If a significant number of our customers were to cancel or materially change their commitments with us, we could have significantly decreased revenue, which would harm our business, operating results and financial condition. We must, therefore, engage in continual operational support and sales efforts to maintain revenue stability and future growth with these customers. If a significant number of our customers terminate or fail to renew their contracts with us, our business could be negatively impacted if additional business is not obtained to replace the business which was lost.

Customer retention is largely dependent on providing quality service at competitive prices. Customer retention may be impacted by events outside of our control, such as changes in customer ownership, management, financial condition and competitors’ sales efforts. If we experience a higher than expected rate of customer attrition the resulting loss of business could adversely affect results of operations and financial condition.

Our indebtedness could adversely affect our ability to raise additional capital to fund our operations and limit our ability to pursue our growth strategy or to react to changes in the economy or our industry, and our debt obligations include restrictive covenants which may restrict our operations or otherwise adversely affect us.

After the consummation of the Recapitalization Transactions, we will have approximately $295.0 million of indebtedness outstanding, consisting of $200.0 million of Term Loan debt under our Senior Secured Credit Facility, $85.0 million of Senior Subordinated Notes and other indebtedness consisting of capital leases and borrowings under other credit facilities, and we may incur additional indebtedness in the future. This indebtedness could have important negative consequences to our business, including:

•	increasing the difficulty of our ability to make payments on our outstanding debt;

•	increasing our vulnerability to general economic and industry conditions because our debt payment obligations may limit our ability to use our cash to respond to or defend against changes in the industry or the economy;

•	requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

•	limiting our ability to pursue our growth strategy; and

•	placing us at a disadvantage compared to our competitors who are less leveraged and may be better able to use their cash flow to fund competitive responses to changing industry, market or economic conditions.

In addition, under our debt financing agreements, we must abide by certain financial and other restrictive covenants that, among other things, require us to maintain a minimum consolidated interest coverage ratio, a maximum total leverage ratio and a maximum consolidated senior leverage ratio. Upon a breach of any of the covenants in our debt financing agreements, the lenders could declare us to be in default and could further require any outstanding borrowings to be immediately due and payable, and terminate all commitments to extend further credit.

We are dependent on third party speech recognition software incorporated in certain of our technologies, and the inability to maintain, support or enhance such third party software over time could harm our business.

We license speech recognition software from third parties, including from competitors, that we incorporate into several of our key products and solutions. Our ability to continue to sell and support these products and solutions depends on continued support from these licensors. The loss of these licenses could adversely impact our business until we identify, license and integrate, or develop and integrate equivalent software. There can be no assurance that such third party licensors will continue to invest the appropriate levels of resources in the software to maintain and enhance the capabilities of the software and if such third party licensors do not continue to develop their products, the development of our solutions to meet the requirements of our customers and potential customers could be adversely affected.

Our use of open source and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions.

We incorporate open source software into our workflow solutions platforms and other software solutions. Open source software is accessible, usable and modifiable by anyone, provided that users and modifiers abide by certain licensing requirements. Under certain conditions, the use of some open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying judicial interpretations, and we cannot guarantee that a court would not require certain of our core technology be made available as open source code. The use of such open source code may also ultimately require us to take remedial action, such as replacing certain code used in our products, paying a royalty to use some open source code, making certain proprietary source code available to others or discontinuing certain products, any of which may divert resources away from our development efforts.

We may also find that we need to incorporate certain proprietary third-party technologies, including software programs, into our products in the future. Licenses to relevant third-party technologies may not be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed and integrated into our current products. Such delays could materially adversely affect our business, operating results and financial condition.

Our ability to expand our business depends on our ability to effectively manage our domestic and offshore production capacity, which we may not be able to do.

Our success depends, in part, upon our ability to effectively manage our domestic and offshore production capacity, including our ability to attract and retain qualified MTs and MEs who can provide accurate medical transcription. We must also effectively manage our offshore transcription labor pool, which is currently located in India. If the productivity of our Indian employees does not outpace any increase in wages, our profits could suffer. Because medical transcription is a skilled position in which experience is valuable, we require that our MTs and MEs have substantial experience or receive substantial training before being hired. Competition may force us to increase the compensation and benefits paid to our MTs and MEs, which could reduce our operating margins and profitability.

If we fail to comply with contractual obligations and applicable laws and regulations governing the handling of patient identifiable medical information, we could suffer material losses or be adversely affected by exposure to material penalties and liabilities.

As part of the operation of our business, our customers provide us with certain patient identifiable medical information. Although many regulatory and governmental requirements do not directly apply to our operations, we and our hospital and other healthcare provider customers must comply with a variety of requirements related to the handling of patient information, including laws and regulations protecting the privacy, confidentiality and security of protected health information, or PHI. Most of our customers are covered entities under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, and, in many of our relationships, we function as a business associate. The provisions of HIPAA, require our customers to have business associate agreements with us under which we are required to appropriately safeguard the PHI we create or receive on their behalf. Further, we and our customers are required to comply with HIPAA security regulations that require us and them to implement certain administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of electronic PHI, or EPHI. We are required by regulation and contract to protect the security of EPHI that we create, receive, maintain or transmit for our customers consistent with these regulations. To comply with our regulatory and contractual obligations, we may have to reorganize processes and invest in new technologies. We also are required to train personnel regarding HIPAA requirements. If we, or any of our MTs, MEs or subcontractors, are unable to maintain the privacy, confidentiality and security of the PHI that is entrusted to us, we and/or our customers could be subject to civil and criminal fines and sanctions and we could be found to have breached our contracts with our customers.

We are bound by business associate agreements with covered entities that require us to use and disclose PHI in a manner consistent with HIPAA in providing services to those covered entities. The HITECH Act, which was enacted into law on February 17, 2009 as part of the American Recovery and Reinvestment Act of 2009, or ARRA, enhances and strengthens the HIPAA privacy and security standards and makes certain provisions applicable to “business associates” of covered entities. As of February 17, 2010, some provisions of HIPAA apply directly to us. In addition, the HITECH Act creates new security breach notification requirements. The direct applicability of the new HIPAA Privacy and Security provisions will require us to incur additional costs and may restrict our business operations. In addition, these new provisions will result in additional regulations and guidance issued by the United States Department of Health and Human Services and will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our customers.

As of February 17, 2010, we are directly subject to HIPAA’s criminal and civil penalties for breaches of our privacy and security obligations.

Security and privacy breaches in our systems may damage customer relations and inhibit our growth.

The uninterrupted operation of our hosted solutions and the confidentiality and security of third-party information is critical to our business. Any failures or perceived failures in our security and privacy measures could have a material adverse effect on our financial position and results of operations. If we are unable to protect, or our customers perceive that we are unable to protect, the security and privacy of our electronic information, our growth could be materially adversely affected. A security or privacy breach may:

•	cause our customers to lose confidence in our solutions;

•	harm our reputation;

•	expose us to liability; and

•	increase our expenses from potential remediation costs.

While we believe that we use proven applications designed for data security and integrity to process electronic transactions, there can be no assurance that our use of these applications will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential customers.

Our business depends on the reliable and secure operation of our computer hardware, software, Internet applications and data centers.

A substantial portion of our business involves the transfer of large amounts of data to and from our workflow platforms. These workflow platforms, and their underlying technologies, are designed to operate and to be accessible by our customers 24 hours a day, seven days a week. Network and information systems, the Internet and other technologies are critical to our business activities. We have periodically experienced short term outages with our workflow platforms that have not significantly disrupted our business. However, a long term outage could adversely affect our ability to provide service to our customers.

We also perform data center and/or hosting services for certain customers, including the storage of critical patient and administrative data. Failure of public power and backup generators, impairment of telecommunications lines, a “concerted denial of service cyber attack,” damage (environmental, accidental, intentional or pandemic) to the buildings, the equipment inside the buildings housing our data centers, the customer data contained therein and/or the personnel trained to operate such facilities could cause a disruption in operations and negatively impact customers who depend on us for data center and system support services. Any interruption in operations at our data centers and/or customer support facilities could damage our reputation, cause us to lose existing clients, hurt our ability to obtain new customers, result in revenue loss, create potential liabilities for our customers and us and increase insurance and other operating costs.

Recent and proposed legislation and possible negative publicity may impede our ability to utilize offshore production capabilities.

Certain state laws that have recently been enacted and bills introduced in recent sessions of the U.S. Congress seek to restrict the transmission of personally identifiable information regarding a U.S. resident to any foreign affiliate, subcontractor or unaffiliated third party without adequate privacy protections or without providing notice of the transmission and an opportunity to opt out. Some of the proposals would require patient consent. If enacted, these proposed laws would impose liability on healthcare businesses arising from the improper sharing or other misuse of personally identifiable information. Some proposals would create a private civil cause of action that would allow an injured party to recover damages sustained as a result of a violation of the new law. A number of states have also considered, or are in the process of considering, prohibitions or limitations on the disclosure of medical or other information to individuals or entities located outside of the U.S. Further, as a result of concerns regarding the possible misuse of personally identifiable information, some of our customers have contractually limited our ability to use MTs and MEs located outside of the U.S. The effect of these proposals would be to limit our ability to utilize our lower-cost offshore production facilities for affected customers, which could adversely affect our operating margins.

Any change in legislation, regulation or market practices in the United States affecting healthcare or healthcare insurance may materially adversely affect our business and results of operations.

Over the past twenty years the U.S. healthcare industry has experienced a variety of regulatory and market driven changes to how it is operated and funded. Further changes, whether by government policy shift, insurance company changes or otherwise, may happen, and any such changes may adversely affect the U.S. healthcare information and services market. As business process outsourcing and “off-shoring” have grown in recent years, concerns have also grown about the impact of these phenomena on jobs in the United States. These concerns could drive government policy in a way which is disadvantageous to us. Further, if government regulation or market practices leads to fewer individuals seeking medical treatment, we could experience a decline in our processed volumes.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions in India.

A significant portion of our operations is located in India. Multiple factors relating to our Indian operations could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

•	governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments;

•	civil disturbances, including terrorism or war;

•	political instability;

•	public health emergencies;

•	changes in employment practices and labor standards;

•	local business and cultural factors that differ from our customary standards and practices; and

•	changes in tax laws.

In addition, the Indian economy may differ favorably or unfavorably from other economies in several respects, including the growth rate of GDP, the rate of inflation, resource self-sufficiency and balance of payments position. The Indian government has traditionally exercised and continues to exercise a significant influence over many aspects of the Indian economy. Further actions or changes in policy, including taxation, of the Indian central government or the respective Indian state governments could have a significant effect on the Indian economy, which could adversely affect private sector companies, market conditions and the success of our operations.

U.S. and Indian transfer pricing regulations require that any international transactions involving associated enterprises are undertaken at an arm’s length price. Applicable income tax authorities review our tax returns and if they determine that the transfer prices we have applied are not appropriate, we may incur increased tax liabilities, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby materially reducing our profitability and cash flows. Indian tax authorities reviewed our transfer pricing practices at Spheris India Pvt. Ltd. for tax years ended March 2004 and 2005, prior to our ownership of Spheris, and concluded that the transfer price was not at arms’ length. They assessed additional taxes for these years, which we have paid or fully reserved. However, we continue to dispute this assessment and the matter is currently under appeal.

We are exposed to fluctuations of the value of the Indian rupee against the U.S. dollar, which could adversely affect our operations.

Although our accounts are prepared in U.S. dollars, much of our operations are carried out in India with payments to staff and suppliers made in Indian Rupees. The exchange rate between the Indian Rupee and the U.S. dollar has changed substantially and could fluctuate in the future. Movements in the rate of exchange between the Indian Rupee and the U.S. dollar could result in increases or decreases in our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our equity.

We are highly dependent on certain key personnel, and the loss of any or all of these key personnel may have an adverse impact upon future performance.

Our operations and future success are dependent upon the existence and expertise in this sector of certain key personnel. The loss of services of any of these individuals for any reason or our inability to attract suitable replacements would have a material adverse effect on the financial condition of our business and operations.

We have grown, and may continue to grow, through acquisitions, which could dilute existing stockholders and could involve substantial integration risks.

As part of our business strategy, we have in the past acquired, and expect to continue to acquire, other businesses and technologies. We may issue equity securities for future acquisitions, which would dilute existing stockholders, perhaps significantly depending on the terms of the acquisition. We may also incur additional debt in connection with future acquisitions, which may place additional restrictions on the ability to operate the business. Furthermore, prior acquisitions have required substantial integration and management efforts. Acquisitions involve a number of risks, including:

•	difficulty in integrating the operations and personnel of the acquired businesses, including different and complex accounting and financial reporting systems;

•	potential disruption of ongoing business and distraction of management;

•	potential difficulty in successfully implementing, upgrading and deploying in a timely and effective manner new operational information systems and upgrades of finance and accounting systems;

•	difficulty in incorporating acquired technology and rights into products and technology;

•	unanticipated expenses and delays in completing acquired development projects and technology integration;

•	management of geographically remote offices and operations;

•	impairment of relationships with partners and customers;

•	customers delaying purchases or seeking concessions pending resolution of integration between existing and newly acquired services or technology platforms;

•	entering markets or types of businesses in which management has limited experience; and

•	potential loss of customers or key employees of the acquired company.

As a result of these and other risks, we may not realize anticipated benefits from acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could materially and adversely affect our business and results of operations.

We will be subject to additional regulatory compliance requirements, including section 404 of the Sarbanes-Oxley Act of 2002, as a result of this offering. If we fail to maintain an effective system of internal controls, our reputation and our business could be harmed.

As a U.S. public company, our ongoing compliance with various rules and regulations, including the Sarbanes-Oxley Act of 2002, will increase our legal and finance compliance costs and will make some activities more time-consuming and costly. These rules and requirements may be modified, supplemented or amended from time to time. Implementing these changes may take a significant amount of time and may require specific compliance training of our personnel. For example, Section 404 of the Sarbanes-Oxley Act requires that our management report on, and our independent auditors attest to, the effectiveness of our internal control over financial reporting in our annual reports filed with the SEC. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by The NASDAQ Global Market, the SEC, or other regulatory authorities. As a result, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. Irrespective of compliance with these rules and regulations, including the requirements under the Sarbanes-Oxley Act, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our business and reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors.

The historical and unaudited pro forma financial information included elsewhere in this prospectus may not be representative of our results as a combined company after the Spheris Acquisition, and accordingly, you have limited financial information on which to evaluate the combined company and your investment decision.

We and Spheris operated as separate companies prior to the Spheris Acquisition. We have had no prior history as a combined company and our operations have not previously been managed on a combined basis. The pro forma financial information included elsewhere in this prospectus, which was prepared in accordance with Article 11 of the SEC’s Regulation S-X, is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Spheris Acquisition been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of the combined company. The unaudited pro forma condensed combined consolidated statement of operations does not reflect future events that may occur after the Spheris Acquisition, including the potential realization of operating cost savings (synergies) or restructuring activities or other costs related to the planned integration of Spheris, and do not consider potential impacts of current market conditions on revenues, expense efficiencies or asset dispositions. The pro forma financial information presented in this prospectus is based in part on certain assumptions regarding the Spheris Acquisition that we believe are reasonable under the circumstances. We cannot assure you that our assumptions will prove to be accurate over time.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2009, we had approximately $130.0 million of federal net operating loss, or NOL, carryforwards to offset future taxable income, which will begin to expire in 2026 if not utilized and approximately $250.0 million of state NOLs. Under the relevant federal and state tax provisions currently in effect, certain substantial cumulative changes in our ownership may further limit the amount of NOL carryforwards that can be utilized annually in the future to offset taxable income. Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, imposes limitations on a company’s ability to use NOL carryforwards if such company experiences a more-than-50-percent ownership change, or an ownership change, over a three-year testing period. We believe that, as a result of this offering or as a result of future issuances of capital stock, it is possible that such an ownership change may occur. Although we do not currently anticipate a significant limitation as a result of an ownership change in connection with this offering, if we experience an ownership change in connection with or subsequent to this offering, our ability to use our United States federal NOL carryforwards in any future periods may be restricted. If we are limited in our ability to use our NOL carryforwards, we will pay more taxes than if we were able to utilize such NOL carryforwards fully. As a result, any inability to use our NOL carryforwards could adversely affect our financial condition and results of operations.

We may not own 100% of the stock of certain of our subsidiaries.

Unless the MedQuist Exchange closes and the Exchange Offer is completed at the highest acceptance level, we will not wholly own MedQuist Inc., and our ability to gain 100% ownership of MedQuist Inc. could be adversely affected by provisions of New Jersey corporate law that limit certain business combinations between corporations such as MedQuist Inc. organized in New Jersey and their significant shareholders. If we do not wholly own MedQuist Inc., our interests in MedQuist Inc. could conflict with the interests of MedQuist Inc.’s remaining noncontrolling stockholders. Also, MedQuist Inc. may need to seek the consent of its noncontrolling stockholders and/or independent members of its board of directors in order to take certain actions, and those consents may not be forthcoming. Our costs could also be adversely affected by our inability to fully integrate MedQuist Inc. into our consolidated operations and management structure.

Risks Related to Our Common Stock

Our stock price may fluctuate significantly.

An active U.S. public market for our common stock may not develop or be sustained after the completion of this offering and while our stock is currently listed on the Alternative Investment Market of the London Stock Exchange, or AIM, we intend to delist from AIM upon the completion of this offering or shortly thereafter. We will negotiate and determine the offering price of the shares offered hereby with the underwriters based on several factors. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The stock market, particularly in recent years, has experienced significant volatility, and the volatility of stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause volatility in the market price of our common stock include:

•	market conditions affecting our customers’ businesses, including the level of mergers and acquisitions activity;

•	the loss of any major customers or the acquisition of new customers for our services;

•	announcements of new services or functions by us or our competitors;

•	actual and anticipated fluctuations in our quarterly operating results;

•	rumors relating to us or our competitors;

•	actions of stockholders, including sales of shares by our directors and executive officers;

•	additions or departures of key personnel; and

•	developments concerning current or future strategic alliances or acquisitions.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against us that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Our largest stockholder will exercise significant control over our company.

After this offering, affiliates of SAC PCG will beneficially own in the aggregate shares representing approximately  % of our outstanding capital stock. Furthermore, we have entered into a Stockholders Agreement with affiliates of SAC PCG pursuant to which they will have the right to nominate to our board three, two or one directors for so long as they own at least 20%, 10% or 5% of our voting power, respectively. This concentration of ownership of our shares and the Stockholders’ Agreement could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of shares of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. This concentration of ownership may also adversely affect our stock price.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up (if applicable) and other applicable legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly. Not all of our existing stockholders are subject to a contractual lock-up. Upon the completion of this offering, and, after giving effect to (i) the MedQuist Exchange, assuming it is consummated without any adjustments to the exchange ratio, (ii) the Exchange Offer, assuming a full exchange and (iii) the issuance of 4.5 million shares of our common stock pursuant to the Consulting Services Agreement, we will have outstanding           shares of common stock, assuming no exercise of outstanding options. Of these shares,           shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. Jefferies & Company, Inc. may, in its sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements. We cannot predict the effect, if any, that public sales of these shares or the availability of these shares for sale will have on the market price of our common stock.

After the lock-up agreements pertaining to this offering expire, an additional           shares will be eligible for sale in the public market. In addition, the shares subject to outstanding options under our equity incentive plans and the shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, holders of approximately      shares of our common stock will have the right to require us to register these shares under the Securities Act of 1933, as amended, pursuant to a registration rights agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Provisions of Delaware law and our certificate of incorporation and by-laws, which will be effective upon the completion of this offering, may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our by-laws; and

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

In addition, upon the closing of this offering, we will be subject to provisions of our certificate of incorporation similar to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions for our largest stockholder and its affiliates, limit business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports, if any, that equity research analysts publish about us and our business. The price of our stock could decline if one or more securities analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth, including growth through acquisitions. The payment of any future dividends will be determined by the board of directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors. See “Dividend Policy.”

We may apply the proceeds of this offering to uses that do not improve our operating results or increase the value of your investment.

We currently intend to use a substantial portion of the net proceeds from this offering for general corporate purposes, including working capital and other general corporate purposes. We may also use a portion of the net proceeds for the execution of our strategic plans, either through the acquisition of companies or by other means that we believe will complement our business. However, we do not have more specific plans for the net proceeds from this offering. Our board of directors and management will have broad discretion in how we use the net proceeds of this offering and may spend the proceeds in a manner that our stockholders do not deem desirable. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment.

Special Note Regarding Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts included in this prospectus, including statements regarding our future financial position, economic performance and results of operations, as well as our business strategy, and projected costs and plans and objectives of management for future operations, and the information referred to under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” or “continue” or similar terminology.

Such forward-looking statements include but are not limited to statements regarding:

•	potential synergies from the acquisition of Spheris;

•	our ability to adopt and integrate new technologies;

•	our expectation as to the future growth of the healthcare industry;

•	increases in the productivity of MTs and MEs in order to outpace the decline in prices for medical transcription;

•	customer retention;

•	potential benefits of our size and scale;

•	our ability to develop and adopt new technologies;

•	our ability to gain new customers;

•	our ability to increase sales;

•	our intended use of proceeds from this offering; and

•	our ability to consummate the MedQuist Exchange and the Exchange Offer.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, you are cautioned that any forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although we believe that the expectations reflected in our forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, we also disclaim any obligation to update our view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this prospectus.

All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks and uncertainties.

Corporate Reorganization

Recapitalization Transactions

On October 1, 2010, MedQuist Inc., as borrower, and our subsidiaries, MedQuist Transcriptions, Ltd. and CBay Inc., as co-borrowers and guarantors, and we and certain of our other subsidiaries, as guarantors, entered into the Senior Secured Credit Facility with General Electric Capital Corporation, as administrative agent, and the lenders party thereto, providing for (i) a $200.0 million Term Loan and (ii) a $25.0 million revolving credit facility. On September 30, 2010, MedQuist Inc., as issuer, and our subsidiaries, MedQuist Transcriptions, Ltd. and CBay Inc., as co-issuers and guarantors, and we and certain of our other subsidiaries, as guarantors, entered into a Note Purchase Agreement with BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A., and THL Credit, Inc. providing for the issuance of $85.0 million aggregate principal amount of 13% Senior Subordinated Notes due 2016. Interest on the Senior Subordinated Notes is payable in quarterly installments at the issuers’ option at either (i) 13% in cash or (ii) 12% in cash plus 2% in the form of additional Senior Subordinated Notes. See “Description of Indebtedness” for a more detailed description of the Senior Secured Credit Facility and the Senior Subordinated Notes.

The closing and funding of the Term Loan and the Senior Subordinated Notes occurred on October 14, 2010. MedQuist Inc. used the proceeds to repay $80.0 million of indebtedness under its Acquisition Credit Facility, to repay $13.6 million of indebtedness under the Acquisition Subordinated Promissory Note it issued in connection with the Spheris Acquisition and to pay a $176.5 million special dividend to its stockholders. We received $122.6 million of this special dividend and used $104.1 million to redeem our 6% Convertible Notes, and $4.1 million to extinguish certain other lines of credit.

MedQuist Exchange

On September 30, 2010, we entered into an Exchange Agreement with certain of MedQuist Inc.’s noncontrolling stockholders that currently hold in the aggregate approximately 13% of MedQuist Inc.’s outstanding shares. Pursuant to the Exchange Agreement, those MedQuist Inc. stockholders will receive 4.2459 shares of our common stock for each MedQuist Inc. share, subject to certain adjustments, including adjustments related to MedQuist Inc.’s net debt at the closing of the MedQuist Exchange, and will enter into a stockholders agreement with us that, among other things, provides them with registration rights and contains provisions regarding their voting in the election of our directors. Every $10.0 million decrease below $304.0 million in MedQuist Inc.’s net debt at the closing of the MedQuist Exchange would increase the exchange ratio by approximately 0.05 shares of our common stock. The closing under the Exchange Agreement is conditioned upon, among other conditions, our completion of an initial public offering, the listing of our shares on The NASDAQ Global Market and our reincorporation in Delaware and would increase our ownership in MedQuist Inc. from 69.5% to 82.5%.

Exchange Offer

On October 18, 2010, we filed with the SEC a registration statement on Form S-4 offering those noncontrolling MedQuist Inc. stockholders that did not participate in the MedQuist Exchange shares of our common stock in exchange for their MedQuist Inc. shares. Assuming the MedQuist Exchange is consummated, a full exchange in the Exchange Offer would increase our ownership in MedQuist Inc. from 82.5% to 100.0%. We can give no assurance regarding the level of participation in the Exchange Offer.

Reincorporation and Share Conversion

Immediately prior to the consummation of this offering, we intend to convert from a British Virgin Islands company to a Delaware corporation. In connection with that conversion, we may adjust the number of our shares outstanding through a reverse share split or similar action. The conversion and any such reverse share split or similar action will result in no change to our stockholders’ relative ownership interests in us.

We also intend to delist our common stock from AIM upon completion of this offering or shortly thereafter and to apply to list our shares on The NASDAQ Global Market.

Use of Proceeds

We estimate that the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $      million, assuming an initial public offering price of $      per share, the midpoint of the estimated price range set forth on the cover page of this prospectus. We intend to use the net proceeds from this offering for working capital and other general corporate purposes. We may also use a portion of the net proceeds for the acquisition of complementary companies or businesses, although we currently do not have any acquisition or investment planned. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders if the underwriters exercise the over-allotment option.

Dividend Policy

We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. Our ability to pay dividends on our common stock is limited by the covenants of the agreements governing our indebtedness and may be further restricted by any future debt or preferred securities. See “Description of Indebtedness.”

Capitalization

The following table sets forth our capitalization as of June 30, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to the Corporate Reorganization and the issuance of stock pursuant to the Consulting Services Agreement; and

•	on a pro forma as adjusted basis to give effect to the completion of this offering and the application of the net proceeds as described under “Use of Proceeds.”

You should read this table together with the information contained in this prospectus, including “Corporate Reorganization,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	As of June 30, 2010
			Pro Forma As
($ in thousands)	Actual	Pro Forma(5)	Adjusted

Cash and cash equivalents(1)	$22,457	$25,889	$

Short-term debt(2)	41,527	23,112
Long-term debt
Term loans	1,019	—
Senior Secured Credit Facility	60,000	185,000
Senior Subordinated Notes	13,570	85,000
6% Convertible Notes	96,419	—
Other debt(3)	1,557	1,861

Total debt	214,092	294,973

Equity
CBaySystems Holdings Limited stockholders’ equity
Common stock; 1 billion shares authorized, 158.2 million shares issued and outstanding (actual); 1 billion shares authorized, 211.4 million shares issued and outstanding (pro forma); shares authorized, shares issued and outstanding (pro forma as adjusted)	15,821	21,142
Additional paid in capital	137,333	115,195
Accumulated deficit	(115,133)	(128,538)
Accumulated other comprehensive loss	(849)	(849)

Total CBaySystems Holdings Limited stockholders’ equity	37,172	6,950
Noncontrolling interests	37,762	405

Total equity	74,934	7,355

Total capitalization(4)	$289,026	$302,328	$

(1)	Pro forma as adjusted gives effect to a $5.0 million payment to SAC PCG in connection with the Corporate Reorganization.

(2)	Short-term debt includes amount outstanding under our short-term credit facilities, the current portion of long-term borrowings and the current portion of capital lease obligations.

(3)	Other debt includes capital lease obligations and indebtedness outstanding under our credit agreement with ICICI Bank and with Induslnd Bank.

(4)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) total stockholders’ capital and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us.

(5)	Pro forma basis reflects (i) the $200.0 million borrowings under the Term Loan, (ii) the issuance of $85.0 million of Senior Subordinated Notes, (iii) our repayment of the 6% Convertible Notes, (iv) the issuance of approximately 20.3 million shares of our common stock in the MedQuist Exchange, (v) the issuance of approximately 28.4 million shares of our common stock in the Exchange Offer, and (vi) the issuance of approximately 4.5 million shares of our common stock pursuant to the Consulting Services Agreement.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed consolidated financial information includes our unaudited pro forma condensed combined statements of operations for the year ended December 31, 2009 and the six months ended June 30, 2010 and our unaudited pro forma condensed consolidated balance sheet as of June 30, 2010. The unaudited pro forma condensed combined statements of operations and the unaudited pro forma condensed consolidated balance sheet have been derived from the historical consolidated financial information of us and Spheris, which are included elsewhere in this prospectus.

The pro forma combined statements of operations and other operating data for the year ended December 31, 2009 and the six months ended June 30, 2010 give effect to the following transactions as if they had occurred on January 1, 2009:

•	the Spheris Acquisition and the incurrence by MedQuist Inc. of $113.6 million of debt to finance the Spheris Acquisition;

•	the incurrence by MedQuist Inc. of $285.0 million of indebtedness under the Senior Secured Credit Facility and Senior Subordinated Notes, the simultaneous repayment of $90.0 million of indebtedness under the Acquisition Credit Facility, the repayment of $13.6 million of indebtedness under the Acquisition Subordinated Promissory Notes, the payment of a $176.5 million special dividend to MedQuist Inc.’s stockholders, of which we received $122.6 million and the noncontrolling stockholders of MedQuist Inc. received $53.9 million, and the repayment by us, using the proceeds of such dividend, of $104.1 million to extinguish our 6% Convertible Notes including a $7.7 million premium on early prepayment and $4.1 million under certain of our other lines of credit;

•	the issuance of 20.3 million shares of our common stock in exchange for 4.8 million shares of MedQuist Inc. common stock pursuant to the terms of the Exchange Agreement with certain noncontrolling stockholders of MedQuist Inc., assuming the MedQuist Exchange is consummated without any adjustments, which will increase our ownership in MedQuist Inc. from 69.5% to 82.5%;

•	the issuance of 4.5 million shares of our common stock pursuant to the Consulting Services Agreement; and

•	the issuance of 28.4 million shares of our common stock in exchange for 6.7 million shares of MedQuist Inc. common stock pursuant to the terms of the Exchange Offer, assuming an exchange ratio equal to the exchange ratio applicable under the Exchange Agreement and a full exchange. This would increase our ownership in MedQuist Inc. from 82.5% to 100%.

The pro forma combined statements of operations and other operating data for the year ended December 31, 2009 and the six months ended June 30, 2010 do not give effect to the following:

•	the impact on net revenues from volume declines resulting from Spheris’ customer terminations prior to the Spheris Acquisition. The pro forma net revenues for the year ended December 31, 2009 and for the six months ended June 30, 2010 include $24.6 million and $2.3 million, respectively, of net revenues associated with such terminations; and

•	the full impact on Adjusted EBITDA of cost savings and synergies resulting from the Spheris Acquisition, which we have implemented since the Spheris Acquisition and expect to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized benefit of $28.0 million. Our results for the six months ended June 30, 2010 reflect $0.9 million of such cost savings.

The pro forma balance sheet data as of June 30, 2010 gives effect to the Corporate Reorganization, and the shares of our common stock issuable pursuant to the Consulting Services Agreement, as if they occurred as of June 30, 2010.

The pro forma as adjusted balance sheet data as of June 30, 2010 also gives effect to the issuance of        shares of common stock in this offering at an assumed initial public offering price of $      per share, the midpoint of the price range shown on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us as if such transaction occurred as of June 30, 2010.

Our historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Spheris Acquisition, the Corporate Reorganization the shares of our common stock issuable pursuant to the Consulting

Services Agreement, (2) factually supportable and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. The pro forma information does not reflect revenue opportunities and cost savings that may be realized after the Spheris Acquisition. The pro forma financial information also does not reflect expenses related to integration activity that may be incurred by us in connection with the Spheris Acquisition.

The pro forma data is based upon available information and certain assumptions that we believe are reasonable. The pro forma data is for informational purposes only and does not purport to represent what our results of operations or financial position actually would have been if such events had occurred on the dates specified above and does not purport to project the results of operations or financial position for any future period or date. The unaudited pro forma condensed combined statements of operations and the unaudited pro forma condensed consolidated balance sheet should be read in conjunction with the accompanying notes, our historical consolidated financial statements, and related notes included elsewhere in this prospectus as adjusted for the acquisition of Spheris using the acquisition method of accounting.

You should read the following unaudited pro forma condensed consolidated financial information with our consolidated financial statements and related notes included elsewhere in this prospectus and the information under the section “Capitalization,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

CBaySystems Holdings Limited and Subsidiaries
Unaudited Pro Forma Condensed Combined Statement of Operations
For the year ended December 31, 2009
(In thousands, except per share amounts)

						Recapitalization
						Transactions
	Historical		Spheris		Spheris	and MedQuist		Pro Forma	Exchange
	CBaySystems		Acquisition		Acquisition	Exchange		Before	Offer
	Holdings		Pro Forma		Pro Forma	Pro Forma		Exchange	Pro Forma
	Limited	Spheris	Adjustments		Combined	Adjustments		Offer	Adjustments		Pro Forma

Net revenues	$371,768	$156,596	—		$528,364	—		$528,364	—		$528,364
Cost of revenues	239,549	109,059	—		348,608	—		348,608	—		348,608

Gross profit	132,219	47,537	—		179,756	—		179,756	—		179,756

Operating expenses
Selling, general and administrative	60,632	19,093	—		79,725	—		79,725	—		79,725
Research and development	9,604	—	—		9,604	—		9,604	—		9,604
Depreciation and amortization	26,977	7,230	6,530	(a)	40,737	—		40,737	—		40,737
Cost of legal proceedings and settlements	14,943	1,246	—		16,189	—		16,189			16,189
Acquisition and bankruptcy related charges	1,246	6,961	(8,207	)(d)	—	—		—	—		—
Goodwill impairment charge	—	198,872	(198,872	)(c)	—	—		—	—		—
Restructuring charges	2,727	775	—		3,502	—		3,502	—		3,502

Total operating expenses	116,129	234,177	(200,549)		149,757	—		149,757	—		149,757

Operating income	16,090	(186,640)	200,549		29,999	—		29,999	—		29,999
Interest expense, net	(9,132)	(17,439)	6,611	(b)	(19,960)	(11,291	)(g)	(31,251)	—		(31,251)
Equity in income of affiliated companies	1,933	—	—		1,933	—		1,933	—		1,933
Other income	11	2,125	—		2,136	—		2,136	—		2,136

Income (loss) before income taxes and noncontrolling interests	8,902	(201,954)	207,160		14,108	(11,291)		2,817	—		2,817
Income tax provision (benefit)	1,082	(14,571)	15,204	(e)	1,715	(1,373	)(i)	342	—		342

Net income (loss)	7,820	(187,383)	191,956		12,393	(9,918)		2,475			2,475
Less: Net income attributable to noncontrolling interests	(7,085)	—	(347	)(f)	(7,432)	5,960	(h)	(1,472)	1,472	(k)	—

Net income (loss) attributable to CBaySystems Holdings Limited	$735	$(187,383)	$191,609		$4,961	$(3,958)		$1,003	$1,472		$2,475

Net income (loss) per common share attributable to CBaySystems Holdings Limited:
Basic	$(0.01)				$0.01			$0.00			$0.00
Diluted	$(0.01)				$0.01			$0.00			$0.00
Weighted average shares outstanding:
Basic	156,116				156,116	24,789	(h,j)	180,905	28,421	(k)	209,326
Diluted	156,116				156,116	24,789	(h,j)	180,905	28,421	(k)	209,326

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

CBaySystems Holdings Limited and Subsidiaries
Unaudited Pro Forma Condensed Combined Statement of Operations
For the six months ended June 30, 2010
(In thousands, except per share amounts)

						Recapitalization
						Transactions
	Historical		Spheris		Spheris	and MedQuist		Pro Forma	Exchange
	CBaySystems		Acquisition		Acquisition	Exchange		Before	Offer
	Holdings		Pro Forma		Pro Forma	Pro Forma		Exchange	Pro Forma
	Limited	Spheris	Adjustments		Combined	Adjustments		Offer	Adjustments		Pro Forma

Net revenues	$200,592	$43,371	—		$243,963	—		$243,963	—		$243,963
Cost of revenues	128,641	31,343	—		159,984	—		159,984	—		159,984

Gross profit	71,951	12,028	—		83,979	—		83,979	—		83,979

Operating expenses
Selling, general and administrative	32,706	6,163	—		38,869	—		38,869	—		38,869
Research and development	5,593	192	—		5,785	—		5,785	—		5,785
Depreciation and amortization	15,068	1,850	1,992	(l)	18,910	—		18,910	—		18,910
Cost of legal proceedings and settlements	2,152	—	—		2,152	—		2,152	—		2,152
Acquisition and bankruptcy related charges	6,045	1,730	(7,775	)(n)	—	—		—	—		—
Restructuring charges	966		—		966	—		966	—		966

Total operating expenses	62,530	9,935	(5,783)		66,682	—		66,682	—		66,682

Operating income	9,421	2,093	5,783		17,297	—		17,297	—		17,297
Interest expense, net	(7,351)	(3,459)	139	(m)	(10,671)	(5,645	)(q)	(16,316)	—		(16,316)
Equity in income of affiliated companies	546	—	—		546	—		546	—		546
Other income (expense)	108	(48)	—		60	—		60	—		60

Income (loss) before reorganization items and income taxes	2,724	(1,414)	5,922		7,232	(5,645)		1,587	—		1,587
Reorganization items	—	(5,762)	5,762	(n)	—	—		—	—		—

Income (loss) before income taxes and noncontrolling interests	2,724	(7,176)	11,684		7,232	(5,645)		1,587	—		1,587
Income tax provision (benefit)	(326)	(2,822)	2,283	(o)	(865)	675	(t)	(190)	—		(190)

Net income (loss)	3,050	(4,354)	9,401		8,097	(6,320)		1,777	—		1,777
Less: Net income attributable to noncontrolling interests	(2,497)	—	(952	)(p)	(3,449)	2,927	(r)	(522)	533	(u)	11

Net income (loss) attributable to CBaySystems Holdings Limited	$553	$(4,354)	$8,449		$4,648	$(3,393)		$1,255	$533		$1,788

Net income (loss) per common share attributable to CBaySystems Holdings Limited:
Basic	$(0.01)				$0.02			$0.01			$0.01
Diluted	$(0.01)				$0.02			$0.01			$0.01
Weighted average shares outstanding:
Basic	157,705				157,705	24,789	(r,s)	182,494	28,421	(u)	210,915
Diluted	157,705				157,705	24,789	(r,s)	182,494	28,421	(u)	210,915

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

CBaySystems Holdings Limited and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of June 30, 2010
(In thousands)

		Recapitalization
		Transactions
	Historical	and MedQuist			Exchange
	CBaySystems	Exchange		Pro Forma	Offer
	Holdings	Pro Forma		Before	Pro Forma
	Limited	Adjustments		Exchange Offer	Adjustments		Pro Forma

ASSETS
Current assets
Cash and cash equivalents	$22,457	$3,432	(v,w,x,y)	$25,889	—		$25,889
Accounts receivable, net	72,187	—		72,187	—		72,187
Other current assets	19,110	604	(v)	19,714	—		19,714

Total current assets	113,754	4,036		117,790	—		117,790

Property and equipment, net	26,217	—		26,217	—		26,217
Goodwill	99,376	—		99,376	—		99,376
Other intangible assets, net	118,042	—		118,042	—		118,042
Deferred income taxes	2,880	—		2,880	—		2,880
Other assets	19,882	7,104	(v)	26,986	—		26,986

Total assets	$380,151	$11,140		$391,291	—		$391,291

LIABILITIES AND EQUITY
Current liabilities
Current portion of debt	$41,527	$(18,415	)(w)	$23,112	—		$23,112
Accounts payable	11,462	—		11,462	—		11,462
Accrued expenses and other current liabilities	40,195	—		40,195	—		40,195
Accrued compensation	23,906	—		23,906	—		23,906
Deferred revenue	8,981	—		8,981	—		8,981

Total current liabilities	126,071	(18,415)		107,656	—		107,656

Due to related parties	2,162	(2,162	)(z)	—	—		—
Long term portion of debt	172,565	99,296	(w)	271,861	—		271,861
Deferred income taxes	2,667	—		2,667	—		2,667
Other non-current liabilities	1,752	—		1,752	—		1,752

Total liabilities	305,217	78,719		383,936	—		383,936

Equity
CBaySystems Holdings Limited stockholders’ equity
Common stock	15,821	2,479	(y,z)	18,300	2,842	(aa)	21,142
Additional paid-in capital	137,333	(9,689	)(y,z)	127,644	(12,449	)(aa)	115,195
Accumulated deficit	(115,133)	(13,405	)(v,w)	(128,538)	—		(128,538)
Accumulated other comprehensive loss	(849)	—		(849)	—		(849)

Total CBaySystems Holdings Limited stockholders’ equity	37,172	(20,615)		16,557	(9,607)		6,950
Noncontrolling interests	37,762	(46,964	)(x,y)	(9,202)	9,607	(aa)	405

Total equity	74,934	(67,579)		7,355	—		7,355

Total liabilities and equity	$380,151	$11,140		$391,291	—		$391,291

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated balance sheet.

CBaySystems Holdings Limited and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Presentation

The unaudited pro forma condensed combined financial information is based on our and Spheris’ historical financial information, and it is prepared and presented pursuant to the regulations of the SEC regarding pro forma financial information. The 2009 unaudited pro forma condensed combined financial information includes our audited consolidated statement of operations for the year ended December 31, 2009. Spheris’ historical financial information includes its audited consolidated statement of operations for the year ended December 31, 2009. The 2010 presentation includes our unaudited historical consolidated statement of operations for the six months ended June 30, 2010. Spheris’ historical information includes its unaudited historical consolidated statement of operations for the period January 1, 2010 through April 21, 2010, the date prior to the date of the Spheris Acquisition. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2009 and for the six months ended June 30, 2010 also include the effects of the Corporate Reorganization and the shares of our stock issuable under the Consulting Services Agreement. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2010 is our historical unaudited consolidated balance sheet as of June 30, 2010 and is adjusted as if the Corporate Reorganization and the shares of our stock issuable under the Consulting Services Agreement had occurred as of June 30, 2010.

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under Financial Accounting Standards Board Accounting Standards Codification, or ASC, Topic 805, Business Combinations. ASC Topic 805 requires, among other things, that identifiable assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date, which is presumed to be the closing date of the Spheris Acquisition. Accordingly, the pro forma adjustments reflected in the accompanying unaudited pro forma condensed combined financial information may be materially different from the actual acquisition accounting adjustments required as of the acquisition date.

Under ASC Topic 820, Fair Value Measurements and Disclosures, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be unrelated buyers and sellers in the principal or the most advantageous market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective, and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Total acquisition-related transaction costs incurred by us are expensed in the periods in which the costs are incurred. Under ASC Topic 805, acquisition-related transaction costs (such as advisory, legal, valuation and other professional fees) are not included as components of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred.

Reorganization items for Spheris directly relate to the process of reorganizing Spheris under voluntary Chapter 11 Bankruptcy petitions filed by Spheris and certain subsidiaries on February 3, 2010.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the Corporate Reorganization and the shares of our stock issuable under the Consulting Services Agreement, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined results. The pro forma financial information does not reflect revenue opportunities and cost savings that we may realize after the Spheris Acquisition. No assurance can be given with respect to the estimated revenue opportunities and operating cost savings that may be realized as a result of the Spheris Acquisition. The pro forma financial information also does not reflect expenses related to integration activity or exit costs that may be incurred by us in connection with integrating the businesses.

CBaySystems Holdings Limited and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Information—(Continued)

Certain Spheris amounts have been reclassified to conform to our presentation. These reclassifications had no effect on previously reported net income (loss). There were no material transactions between us and Spheris during the periods presented in the unaudited pro forma condensed combined financial information that would need to be eliminated.

2.	Description of the Spheris Acquisition

On April 22, 2010, we, together with our MedQuist Inc. subsidiary, completed the acquisition of substantially all of the domestic assets of Spheris and the stock of certain of its foreign affiliates, pursuant to the terms of the Stock and Asset Purchase Agreement entered into on April 15, 2010. The purchase price consisted of approximately $98.8 million of cash and MedQuist Inc.’s issuance of a promissory note, net of discount, totaling $13.6 million, or the Acquisition Subordinated Promissory Note. We had no prior material relationship with Spheris other than the agreements related to the Spheris Acquisition described elsewhere in this prospectus.

In connection with the Spheris Acquisition, MedQuist Transcriptions, Ltd., a subsidiary of MedQuist Inc., and certain other subsidiaries of MedQuist Inc., or collectively, the Loan Parties, entered into a credit agreement, or the Acquisition Credit Facility, with General Electric Capital Corporation, CapitalSource Bank, and Fifth Third Bank. The Acquisition Credit Facility provided for up to $100.0 million in senior secured credit facilities, consisting of a $50.0 million term loan, and a revolving credit facility of up to $50.0 million. The credit facilities were secured by a first priority lien on substantially all of the property of the Loan Parties. Borrowings under the revolving credit facility were able to be made from time to time, subject to availability under such facility, until the fourth anniversary of the closing date. Amounts borrowed under the Acquisition Credit Facility bore interest at a rate selected by MedQuist Transcriptions, Ltd. equal to the Base Rate or the Eurodollar Rate (each as defined in the Acquisition Credit Facility agreement) plus a margin. At June 30, 2010, the revolving credit facility and the term loan had interest rates of 6.25% and 6.75%, respectively. The Acquisition Credit Facility was repaid in full in October 2010 in connection with the Recapitalization Transactions.

In connection with the Spheris Acquisition, MedQuist Inc. also entered into the Acquisition Subordinated Promissory Note, with Spheris Inc. The note was to mature in five years from the date of the Spheris Acquisition. The face amount of the Acquisition Subordinated Promissory Note was $17.5 million with provisions for prepayment at discounted amounts, ranging from 77.5% of the principal if paid within six months, 87.5% from six to nine months, 97.5% from nine to twelve months, 102.0% between the first and second year, 101.0% between the second and third year and 100.0% thereafter. For purposes of the purchase price allocation, the note was discounted at 77.5% of the principal, or $13.6 million. The Acquisition Subordinated Promissory Note bore interest at 8.0% for the first six months. The Acquisition Subordinated Promissory Note was repaid at 77.5% of the face amount on October 14, 2010 in connection with the Recapitalization Transactions.

On April 22, 2010, we transferred the following consideration for the purchase of Spheris:

(In thousands)

Cash consideration paid	$98,834
Fair value of unsecured Acquisition Subordinated Promissory Note	13,570

Total consideration transferred	$112,404

The Acquisition Subordinated Promissory Note would have matured in five years from the date of closing, and it had provisions for prepayment at discounted amounts. We estimated the fair value of the Acquisition Subordinated Promissory Note to be $13.6 million. The fair value was determined using a Monte Carlo simulation valuation model with the following key assumptions: volatility of 3.9% and cost of debt of 10.5%. The fair value of the Acquisition Subordinated Promissory Note is included in the total purchase price.

CBaySystems Holdings Limited and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Information—(Continued)

The following table summarizes the consideration the amounts of identified assets acquired and liabilities assumed at the acquisition date. The amounts recorded are subject to finalization of assumed liabilities. The total amount assigned to identified intangible assets and the related amortization period is shown below:

Fair value of Spheris net assets acquired	(In thousands)

Cash	$797
Trade receivables	22,407
Other current assets	4,142
Property, plant and equipment	9,133
Deposits	1,036
Developed technology (included in intangibles)	11,390
Customer relationships (included in intangibles)	37,210
Trademarks and trade name (included in intangibles)	1,640
Goodwill	45,344
Trade and other payables	(20,695)

Identifiable assets acquired and liabilities assumed	$112,404

The total assigned to identified intangible assets and the related amortization period is as follows:

		Amortization
	Fair Value	Period
	(In thousands)

Developed technology	$11,390	9 years
Customer relationships	$37,210	7-9 years
Trademarks and Tradenames	$1,640	4 years
Goodwill	$45,344	Indefinite

The amounts and lives of the identified intangibles other than goodwill were valued at fair value. The analysis included a combination of the cost approach and an income approach. We used discount rates from 15% to 17%. The goodwill is attributable to the workforce and synergies expected to occur after the Spheris Acquisition. The goodwill and intangible assets are deductible for tax purposes.

We have performed a review of Spheris’s accounting policies and procedures. As a result of that review, we did not identify any differences between the accounting policies and procedures of the two companies that, when conformed, would have a material impact on the future operating results.

3.	The Recapitalization Transactions

On September 30, 2010, MedQuist Inc., as issuer, and our subsidiaries MedQuist Transcription Ltd., and CBay Inc., as co-issuers and guarantors, and we and certain of our other subsidiaries, as guarantors, entered into the Note Purchase Agreement for the issuance of $85.0 million aggregate principal amount of 13% Senior Subordinated Notes due 2016 to BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A., and THL Credit, Inc. Interest on the notes is payable in quarterly installments at the issuers’ option at either (i) 13% in cash or (ii) 12% in cash plus 2% in the form of additional Senior Subordinated Notes. Closing and funding of the Senior Subordinated Notes occurred on October 14, 2010.

On October 1, 2010, MedQuist Inc., as borrower, and our subsidiaries MedQuist Transcriptions, Ltd., and CBay Inc., as co-borrowers and guarantors, and we and certain of our other subsidiaries, as guarantors, entered into the

CBaySystems Holdings Limited and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Information—(Continued)

Senior Secured Credit Facility with General Electric Capital Corporation, as administrative agent, and the parties thereto, consisting of (i) a $200.0 million Term Loan and (ii) a $25.0 million Revolving Credit Facility. Closing and funding under the Term Loan occurred on October 14, 2010. The Senior Secured Credit Facility bears an interest rate of LIBOR plus 5.50% and a LIBOR floor of 1.75%. In addition, the Revolving Credit Facility bears a fee of 50 basis points on undrawn amounts.

The proceeds from the borrowings from the Term Loan and the Senior Subordinated Notes were used as follows:

•	Repayment of the then outstanding indebtedness under the Acquisition Credit Facility of $90.0 million as of June 30, 2010. With the repayment on October 14, 2010, the Acquisition Credit Facility was terminated.

•	Repayment of the Acquisition Subordinated Promissory Note on October 14, 2010. The amount paid to satisfy and extinguish the principal amount of the Acquisition Subordinated Promissory Note was $13.6 million.

•	Declaration and payment of a special dividend on October 18, 2010 by MedQuist Inc. of $4.70 per share. The total amount of the MedQuist Inc. dividend was $176.5 million, of which $122.6 million was paid to us.

•	Repayment on October 14, 2010 of our 6% Convertible Notes due to Philips. The 6% Convertible Notes were settled at $104.1 million including $7.7 million as a negotiated prepayment premium to the outstanding balance at the time of the repayment.

•	Repayment of $4.1 million on certain of our other lines of credit.

The sources and uses of funds related to the Recapitalization Transactions are shown as if they had occurred as of June 30, 2010 (in millions):

Sources		Uses

Term Loan	$200.0	Extinguishment of Acquisition Credit Facility	$90.0
Senior Subordinated Notes	85.0	Extinguishment of Acquisition Subordinated Promissory Note	13.6
		Extinguishment of 6% Convertible Notes (includes premium on early prepayment)	104.1
		Extinguishment of other debt agreements	4.1
		Dividend distribution to noncontrolling stockholders	53.9
		Cash to working capital	3.4
		Expenses (MedQuist Exchange)	2.5
		Fees and expenses (Recapitalization Transactions)	13.4

Total Sources	$285.0	Total Uses	$285.0

4.	MedQuist Exchange

On September 30, 2010, we entered into the Exchange Agreement with certain MedQuist Inc. stockholders that hold in the aggregate approximately 13% of MedQuist Inc.’s outstanding shares. Assuming the MedQuist Exchange is consummated without any adjustments, the MedQuist Exchange would increase our ownership in

CBaySystems Holdings Limited and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Information—(Continued)

MedQuist Inc. from 69.5% to 82.5%. Pursuant to the Exchange Agreement, those MedQuist Inc. stockholders will receive 4.2459 shares of our common stock for each MedQuist Inc. share, subject to certain adjustments, including adjustments related to MedQuist’s net capital debt at the closing of the MedQuist Exchange, and will enter into a stockholders agreement with us that, among other things, provides them with registration rights and contains provisions regarding their voting in the election of our directors. The closing under the Exchange Agreement is conditioned upon, among other conditions, our completion of an initial public offering, listing our shares on The NASDAQ Global Market and our reincorporation in Delaware.

5.	Exchange Offer

On October 18, 2010, we filed with the SEC a registration statement on Form S-4 offering those noncontrolling MedQuist Inc. stockholders who did not participate in the MedQuist Exchange shares of our common stock in exchange for their MedQuist Inc. shares. The terms of the registered exchange offer are described in such registration statement. Assuming the MedQuist Exchange is consummated, a full exchange in the Exchange Offer would increase our ownership in MedQuist Inc. from 82.5% to 100.0%.

6.	Pro Forma Adjustments Related to the Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2009

Spheris Acquisition Pro Forma Adjustments:

a.	Adjustment to reflect increased amortization of acquired intangibles as shown in the table below:

			Annual
	Amount	Estimated Life	Amortization
	(In thousands)

Trademarks and Tradenames	$1,640	4 years	$410
Developed technology	11,390	9 years	1,266
Customer relationships	37,210	7-9 years	4,651

	$50,240		$6,327

Additional depreciation of approximately $203,000 would be incurred related to fair value adjustments for certain tangible assets, primarily equipment and leasehold improvements.

b.	Adjustment to reflect interest expense related to the Spheris Acquisition, as shown in the table below:

(In thousands)

Acquisition Credit Facility interest	$6,177
Interest on the Acquisition Subordinated Promissory Note	2,678
Amortization of deferred financing costs	1,973

10,828
Less: Spheris historical interest expense	17,439

Adjustment to interest expense	$(6,611)

The Acquisition Credit Facility and the Acquisition Subordinated Promissory Note were repaid in connection with the Recapitalization Transactions.

CBaySystems Holdings Limited and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Information—(Continued)

c.	Adjustment to eliminate the 2009 Spheris goodwill impairment charge.

d.	Adjustment to eliminate the direct incremental acquisition related costs incurred by us and Spheris for bankruptcy related and reorganization costs.

e.	Adjustment to eliminate the historical income tax benefit of Spheris and to record the income tax provision of the combined entities at our historical effective tax rate in effect for the respective period. However, the effective tax rate of the combined company could be different depending on post-acquisition activities.

f.	Adjustment to recognize noncontrolling interest in MedQuist Inc.

Recapitalization Transactions and the MedQuist Exchange Pro Forma Adjustments:

g.	Adjustment to reflect interest expense as shown below:

(In thousands)

Interest on Term Loan	$14,500
Interest on Senior Subordinated Notes	11,050
Amortization of related deferred financing fees	2,692

Total	28,242

Less: Interest that would not have been incurred under the prior debt agreements, as follows:
Acquisition Credit Facility	6,177
Acquisition Subordinated Promissory Note	2,678
6% Convertible Notes	5,447
Other debt agreements	676
Amortization of previous deferred financing fees	1,973

Adjustment to interest expense	$11,291

The Term Loan bears a variable interest rate. Each 1/8% increase in the base rate (prime or LIBOR) would result in a $0.3 million increase in annual interest expense.

In connection with our repayment and termination of the Acquisition Credit Facility, Acquisition Subordinated Promissory Note and 6% Convertible Notes we wrote off approximately $5.7 million of deferred financing fees and recorded a loss of $7.7 million on the repayment of the 6% Convertible Notes. As these amounts are non recurring and resulted directly from the Recapitalization Transactions they have not been reflected in the pro forma adjustments.

h.	In connection with the MedQuist Exchange, noncontrolling stockholders holding 4.8 million shares of MedQuist Inc. have agreed to exchange their MedQuist Inc. shares for shares of our common stock whereby they will receive 4.2459 shares of our common stock for each share of MedQuist Inc., which will result in approximately 20.3 million additional shares outstanding assuming the MedQuist Exchange is consummated without any adjustments. After the MedQuist Exchange, we will own approximately 82.5% of MedQuist Inc., and the noncontrolling interest will decrease from approximately 30.5% to 17.5%. As we hold a controlling interest in MedQuist Inc. before and after the MedQuist Exchange, the exchange is recorded as an equity transaction. Additionally, we agreed to pay up to $2.5 million of expenses incurred by certain stockholders who are party to the Exchange Agreement. We will account for the payment as a capital transaction.

CBaySystems Holdings Limited and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Information—(Continued)

Basic and diluted weighted average shares outstanding and net income (loss) per share amounts have been adjusted to reflect the issuance of 20.3 million shares of our common stock in exchange for MedQuist Inc. shares as if the shares had been outstanding from January 1, 2009.

i.	Adjustment to record the income tax provision of the Recapitalization Transactions at our historical effective tax rate in effect for the respective period. However, the effective tax rate after the Recapitalization Transactions could be different.

j.	Adjustment to satisfy our obligations under the Consulting Services Agreement. Based upon the closing price for our shares on October 14, 2010, the number of shares of our common stock issuable would be approximately 4.5 million. Basic and diluted weighted average shares outstanding and net income (loss) per share amounts have been adjusted to reflect the issuance of 4.5 million shares of our common stock.

Exchange Offer Pro Forma Adjustments:

k.	Adjustments to eliminate the net income attributable to noncontrolling interests assuming 100% of the MedQuist Inc. stockholders participate in the Exchange Offer.

Basic and diluted weighted average shares outstanding and net income (loss) per share amounts have been adjusted to reflect the issuance of 28.4 million of our shares issued in exchange for MedQuist Inc. shares as if the shares had been outstanding from January 1, 2009.

7.	Pro forma Adjustments Related to the Unaudited Pro forma Condensed Combined Statement of Operations for the six months ended June 30, 2010

Spheris Acquisition Pro Forma Adjustments:

l.	Adjustment to reflect increased amortization of acquired intangibles as shown in the table below:

			Annual
	Amount	Estimated Life	Amortization
		(In thousands)

Trademarks and Tradenames	$1,640	4 years	$410
Developed technology	11,390	9 years	1,266
Customer relationships	37,210	7-9 years	4,651

	$50,240		$6,327

Amortization for the period January 1, 2010 to April 21, 2010			$1,924

Additional depreciation of $68,000 would be incurred related to fair value adjustments for certain tangible assets, primarily equipment and leasehold improvements.

CBaySystems Holdings Limited and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Information—(Continued)

m.	Adjustment to reflect interest expense related to the Spheris Acquisition, as shown in the table below:

(In thousands)

Acquisition Credit Facility interest January 1, 2010 to April 21, 2010	$1,894
Interest on Acquisition Subordinated Promissory Note January 1, 2010 to April 21, 2010	821
Amortization of deferred financing costs	605

3,320
Less: Spheris historical interest expense	3,459

Adjustment to interest expense	$(139)

n.	Adjustment to eliminate direct incremental acquisition related costs incurred by us and Spheris for bankruptcy related and reorganization costs.

o.	Adjustment to eliminate the historical income tax benefit of Spheris and to record the income tax provision of the combined entities at our historical effective tax rate in effect for the respective period. However, the effective tax rate of the combined company could be different depending on post-acquisition activities.

p.	Adjustment to reflect the noncontrolling interest in MedQuist Inc.

Recapitalization Transactions and MedQuist Exchange Pro Forma Adjustments

q.	Adjustment to reflect interest expense as shown below:

(In thousands)

Interest on Term Loan for six months	$7,250
Interest on Senior Subordinated Notes for six months	5,525
Amortization of related deferred financing fees	1,346

Total	14,121

Less: Interest that would not have been incurred under the prior debt agreements as follows:
Acquisition Credit Facility	3,089
Acquisition Subordinated Promissory Note	1,339
6% Convertible Notes	2,723
Other debt agreements	338
Amortization of previous deferred financing fees	987

Adjustment to interest expense	$5,645

The Term Loan bears a variable interest rate. Each 1/8% increase in the base rate (prime or LIBOR) would result in a $0.3 million increase in annual interest expense.

In connection with our repayment and termination of the Acquisition Credit Facility, Acquisition Subordinated Promissory Note and 6% Convertible Notes we wrote off $5.7 million of deferred financing fees and recorded a loss of $7.7 million on the repayment of the 6% Convertible Notes. As these amounts are nonrecurring and resulted directly from the Recapitalization Transactions, they have not been reflected in the pro forma adjustment.

CBaySystems Holdings Limited and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Information—(Continued)

r.	In connection with the MedQuist Exchange, noncontrolling stockholders holding 4.8 million shares of MedQuist Inc. have agreed to exchange their MedQuist Inc. shares for shares of our common stock whereby they will receive 4.2459 shares of our common stock for each share of MedQuist Inc., which will result in approximately 20.3 million additional shares outstanding. After the MedQuist Exchange, we will own approximately 82.5% of MedQuist Inc., and the noncontrolling interest will decrease from approximately 30.5% to 17.5%. As we hold a controlling interest in MedQuist Inc. before and after the MedQuist Exchange, the exchange is recorded as an equity transaction. Additionally, we agreed to pay up to $2.5 million of expenses incurred by certain stockholders who are party to the Exchange Agreement. We will account for the payment as a capital transaction.

Basic and diluted weighted average shares outstanding and net income (loss) per share amounts have been adjusted to reflect the issuance of 20.3 million shares of our common stock in exchange for MedQuist Inc. shares as if the shares had been outstanding from January 1, 2009.

s.	Adjustment to satisfy our obligations under the Consulting Services Agreement. Based upon the closing price for our shares on October 14, 2010, the number of shares of our common stock issuable would be approximately 4.5 million. Basic and diluted weighted average shares outstanding and net income loss per share amounts have been adjusted to reflect the issuance of 4.5 million shares of our common stock.

t.	Adjustment to record the tax provision of the Recapitalization Transactions at our historical effective tax rate in effect for the respective period. However, the effective tax rate after the Recapitalization Transactions could be different.

Exchange Offer Pro Forma Adjustments:

u.	Adjustment to eliminate the net income attributable to noncontrolling interests assuming 100% of the MedQuist Inc. noncontrolling stockholders participate in the Exchange Offer.

Basic and diluted weighted average shares outstanding and net income (loss) per share amounts have been adjusted to reflect the issuance of 28.4 million shares of our common stock in exchange for MedQuist Inc. shares as if the shares had been outstanding from January 1, 2009.

8.	Pro Forma Adjustments Related to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2010

Recapitalization Transactions and MedQuist Exchange Pro Forma Adjustments

v.	We incurred debt issuance costs of $13.4 million in connection with the Term Loan and Senior Subordinated Notes. These amounts will be capitalized as other assets. Since the previous Acquisition Credit Facility and Acquisition Subordinated Promissory Notes were extinguished, previously incurred and capitalized fees of $5.7 million will be written off. This adjustment reflects the incremental debt issuance costs to be capitalized.

w.	The proceeds of the Term Loan and Senior Subordinated Notes were used to repay debt consisting of the Acquisition Credit Facility, the Acquisition Subordinated Promissory Note and other term loans and credit facilities maintained by us at the parent company level. We recorded a loss of $7.7 million on the

CBaySystems Holdings Limited and Subsidiaries

Notes to Unaudited Pro Forma Condensed Combined Financial Information—(Continued)

extinguishment of our 6% Convertible Notes related to an early redemption premium. The adjustment is as follows:

	Classification
	Current	Non current	Total
	(In thousands)

New Debt
Term Loan	$15,000	$185,000	$200,000
Senior Subordinated Notes	—	85,000	85,000
Debt Repayment
Acquisition Credit Facility	30,000	60,000	90,000
Acquisition Subordinated Promissory Notes	—	13,570	13,570
6% Convertible Notes	—	96,419	96,419
Other debt repayment	3,415	715	4,130

Net Adjustment	$(18,415)	$99,296	$80,881

x.	Adjustment reflects the dividend paid to noncontrolling stockholders of MedQuist Inc. totaling $53.9 million which reduces our noncontrolling interest.

y.	Reflects the issuance of 20.3 million shares of our common stock in exchange for 4.8 million shares of MedQuist Inc. common stock, assuming an exchange ratio of 4.2459 for 1. The impact of the MedQuist Exchange is a reclassification of $6.9 million between noncontrolling interest and additional paid in capital. Additionally, we agreed to pay up to $2.5 million of expenses incurred by certain stockholders who are party to the Exchange Agreement. We will account for the payment as a capital transaction.

z.	Reflects the issuance of 4.5 million shares of our common stock issuable pursuant to the Consulting Services Agreement, assuming a share conversion at $2.38 per share, based upon the closing price for our shares on October 14, 2010.

Exchange Offer Pro Forma Adjustments

aa.	Adjustment to reduce noncontrolling interest assuming 100% of the MedQuist Inc. noncontrolling stockholders participate in the Exchange Offer. Reflects the issuance of 28.4 million shares of our common stock in exchange for 6.7 million shares of MedQuist Inc. common stock. The impact of the Exchange Offer is a reclassification of $9.6 million between noncontrolling interest and additional paid in capital.

Selected Consolidated Financial and Other Data

The following tables summarize our consolidated financial data for the periods presented. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

We derived the statement of operations data for the years ended December 31, 2007, 2008 and 2009 and the balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements, which are included elsewhere in this prospectus. We derived the statement of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005, 2006 and 2007 from our audited consolidated financial statements, which are not included in this prospectus. We derived the statement of operations data for the six months ended June 30, 2009 and 2010 and the balance sheet data as of June 30, 2010 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. In the opinion of our management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of only normal recurring adjustments that we consider necessary to present fairly the financial information set forth in those statements. Our historical results for any prior period are not necessarily indicative of results to be expected for a full year or any future period.

Our summary historical consolidated statements of operations and other operating data reflect the consolidation of the results of operations of MedQuist Inc. since August 6, 2008 and Spheris since April 22, 2010, the respective dates of their acquisitions.

	Years Ended December 31,					Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
	(In thousands, except per share amounts)

Statement of Operations Data
Net revenues	$31,806	$41,862	$57,694	$193,673	$371,768	$188,539	$200,592
Cost of revenues	15,999	20,613	30,209	125,074	239,549	121,755	128,641

Gross profit	15,807	21,249	27,485	68,599	132,219	66,784	71,951

Operating expenses
Selling, general and administrative	13,237	17,318	25,137	51,243	60,632	31,764	32,706
Research and development	—	—	—	6,099	9,604	4,796	5,593
Depreciation and amortization	2,635	2,258	2,915	14,906	26,977	13,610	15,068
Cost of legal proceedings and settlements	—	—	—	5,311	14,943	12,158	2,152
Acquisition related charges	—	—	—	—	1,246	—	6,045
Goodwill impairment charge	—	—	—	98,972	—	—	—
Restructuring charges	—	—	—	2,106	2,727	—	966

Total operating expenses	15,872	19,576	28,052	178,637	116,129	62,328	62,530

Operating income (loss)	(65)	1,673	(567)	(110,038)	16,090	4,456	9,421
Interest expense, net	(606)	(1,628)	(2,108)	(3,954)	(9,132)	(4,660)	(7,351)
Equity in income (loss) of affiliated companies	—	—	(105)	66	1,933	408	546
Other income	18	18	14	9	11	—	108

Income (loss) before income taxes and noncontrolling interests	(653)	63	(2,766)	(113,917)	8,902	204	2,724
Income tax provision (benefit)	45	(46)	(113)	(5,398)	1,082	639	(326)

Net income (loss)	(698)	109	(2,653)	(108,519)	7,820	(435)	3,050
Less: Net (income) loss attributable to noncontrolling interest	(6)	31	57	(5,154)	(7,085)	(2,335)	(2,497)

Net income (loss) attributable to CBaySystems Holdings Limited	$(704)	$140	$(2,596)	$(113,673)	$735	$(2,770)	$553

Net income (loss) per common share attributable to CBaySystems Holdings Limited
Basic	$(.06)	$0.00	$(0.04)	$(1.13)	$(0.01)	$(0.03)	$(0.01)
Diluted	$(.06)	$0.00	$(0.04)	$(1.13)	$(0.01)	$(0.03)	$(0.01)
Weighted average shares outstanding:
Basic	12,289	12,310	57,929	101,669	156,116	154,991	157,705
Diluted	12,289	12,310	57,929	101,669	156,116	154,991	157,705
Other Operating Data (unaudited)
Adjusted EBITDA(1)	$2,576	$4,009	$2,362	$18,886	$60,130	$27,970	$33,760

(1)	See below for reconciliations of net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA.

						As of
	As of December 31,					June 30,
	2005	2006	2007	2008	2009	2010
						(Unaudited)
	(In thousands)
Cash and cash equivalents	$2,344	$515	$2,667	$42,868	$29,633	$22,457
Working capital (deficit)(a)	2,832	6,166	10,870	1,128	(5,114)	6,753
Total assets	20,722	31,817	51,420	279,177	253,068	380,151
Long term debt, including current portion of debt	3,899	21,283	14,075	126,008	107,340	214,092
Total equity	13,708	5,326	29,854	79,350	72,301	74,934

(a)	Working capital is defined as total current assets, excluding cash and cash equivalents, minus total current liabilities, excluding current portion of debt.

The following table presents a reconciliation of net income (loss) attributable to CBaySystems Holdings Limited:

						Six Months Ended
	Years Ended December 31,					June 30,
	2005	2006	2007	2008	2009	2009	2010
						(Unaudited)
	(In thousands)

Net income (loss) attributable to CBaySystems Holdings Limited	$(705)	$138	$(2,596)	$(113,673)	$735	$(2,770)	$553
Net income (loss) attributable to noncontrolling interests	(6)	31	(57)	5,154	7,085	2,335	2,497
Income tax provision (benefit)(a)	45	(46)	(113)	(5,398)	1,082	639	(326)
Interest expense, net	607	1,628	2,108	3,954	9,132	4,660	7,351
Depreciation and amortization	2,635	2,258	2,915	14,906	26,977	13,610	15,068
Cost of legal proceedings and settlements	—	—	—	5,311	14,943	12,158	2,152
Acquisition related charges	—	—	—	5,620	1,246	—	6,045
Goodwill impairment charge	—	—	—	98,972	—	—	—
Restructuring charges	—	—	—	2,106	2,727	—	966
Equity in (income) loss of affiliated companies	—	—	105	(66)	(1,933)	(408)	(546)
Asset impairment charge, severance charges and accrual reversals(b)	—	—	—	2,000	(1,864)	(2,254)	—

Adjusted EBITDA	$2,576	$4,009	$2,362	$18,886	$60,130	$27,970	$33,760

(a)	We have $130.0 million of federal net operating loss carry forwards as of December 31, 2009 and will record approximately $30.0 million of annual tax amortization related to intangible assets, including goodwill, that will reduce future taxable income. Due to the existence of federal net operating loss carry forwards and the impact of tax amortization related to intangible assets, including goodwill, cash taxes paid (refunded) were $84,000, $160,000, $796,000 for the years ended December 31, 2007, 2008 and 2009, respectively, and $497,000 and $(478,000) for the six months ended June 30, 2009 and 2010, respectively.

(b)	Includes an impairment charge to write-off the amount paid related to severance of one of our former executives and the reversal of certain accruals, related to litigation claims, as a result of the expiration of the applicable statute of limitations.

Adjusted EBITDA is a metric used by management to measure operating performance. Adjusted EBITDA is defined as net income (loss) attributable to CBaySystems Holdings Limited plus net income (loss) attributable to noncontrolling interests, income taxes, interest expense, depreciation and amortization, cost of legal proceedings and settlements, acquisition related charges, goodwill impairment charge, restructuring charges, equity in income (loss) of affiliated company, asset impairment charge, severance costs, and certain unusual or nonrecurring items. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period and company to company by backing out the following:

•	potential differences caused by variations in capital structures (affecting interest expense, net), tax positions (such as the impact on periods or companies for changes in effective tax rates), the age and book depreciation of fixed assets (affecting depreciation expense);

•	the impact of non-cash charges, such as goodwill impairment charges and asset impairment charges; and

•	the impact of unusual expenses or events, such as acquisition related charges, restructuring charges, severance costs and certain unusual or nonrecurring items.

Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors. Adjusted EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our profitability or liquidity. We understand that although Adjusted EBITDA is frequently used by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	although depreciation is a non-cash charge, the assets being depreciated will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Market Price Information for Our Shares

We expect our shares to be listed on The NASDAQ Global Market upon consummation of this offering. They have not previously been listed on The NASDAQ Global Market or any other U.S. market. However, our shares are currently listed on AIM under the symbol “CBAY.” Our shares began trading on AIM in June 2007.

As of October 11, 2010, there were 158.2 million shares outstanding and approximately 127 holders of record of our shares. On a fully diluted basis, there would be 218 million shares outstanding, which includes (i) 5.8 million shares issuable upon exercise of all outstanding options under our equity incentive plan, (ii) 0.4 million shares issuable upon the exercise of outstanding options under certain individual option grants to certain members of management, (iii) 20.3 million shares issuable pursuant to the MedQuist Exchange, (iv) 28.4 million shares issuable pursuant to the Exchange Offer, assuming a full exchange, (v) 4.5 million shares issuable pursuant to the Consulting Services Agreement and (vi) 0.4 million shares issuable pursuant to a warrant agreement between us and Oosterveld International B.V.

On October 15, 2010, the last reported sale price of our shares listed on AIM was £1.50 per share.

The following table shows the high and low market prices for our shares for each fiscal quarter for the two most recent fiscal years. Market prices for our shares have fluctuated significantly since they were listed on AIM and trading volume on AIM have been very small in relation to the number of our total outstanding shares. As a result, the market prices shown in the following table may not be indicative of the market prices at which our shares will trade after this offering.

	Share Price
	(pence)
	High		Low

Year
2009	84.5		33.5
2008	84.5		40.5
2007	112.0	(1)	63.5	(1)
2006	—		—
2005	—		—

Quarter
Third Quarter 2010	136.0		112.5
Second Quarter 2010	155.0		86.5
First Quarter 2010	212.5		62.5
Fourth Quarter 2009	84.5		69.0
Third Quarter 2009	82.0		38.5
Second Quarter 2009	40.5		33.5
First Quarter 2009	46.0		36.5
Fourth Quarter 2008	74.0		40.5
Third Quarter 2008	79.5	(2)	62.5	(2)
Second Quarter 2008	74.5	(2)	71.0	(2)
First Quarter 2008	84.5		72.0

(1)	We were admitted to AIM on June 18, 2007. Data for 2007 reflects closing prices from June 18, 2007 to December 31, 2007.

(2)	As a result of the reverse takeover rules of AIM, our shares were temporarily suspended from trading on AIM on May 22, 2008 in connection with the execution of the stock purchase agreement by and among us, CBay Inc. and Philips for our acquisition of 69.5% of the outstanding shares of MedQuist Inc. common stock. The shares resumed trading on July 21, 2008 with the increased share capital and were admitted to trading on August 6, 2008.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operation should be read in conjunction with the consolidated financial statements and related notes of each of us, MedQuist Inc. and Spheris Inc. and with the information under “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Selected Consolidated Financial and Other Data” appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this prospectus, including those set forth under “Risk Factors.”

Overview

We are a leading provider of integrated clinical documentation solutions for the U.S. healthcare system. Our end-to-end solutions convert physicians’ dictation of patient interactions, or the physician narrative, into a high quality and customized electronic record. These solutions integrate technologies and services for voice capture and transmission, ASR, medical transcription and editing, workflow automation, and document management and distribution to deliver a complete managed service for our customers. Our solutions enable hospitals, clinics, and physician practices to improve the quality of clinical data as well as accelerate and automate the documentation process, and we believe our solutions improve physician productivity and satisfaction, enhance revenue cycle performance, and facilitate the adoption and meaningful use of electronic health records.

Key Factors Affecting Our Performance

In 2008 and 2010, we completed two large acquisitions which have materially impacted our financial results. Our results have also been impacted by volume and pricing trends, operating improvements and selling, general and administrative expense savings. These key factors are described below for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010.

MedQuist Inc. Acquisition

In August 2008, an affiliate of SAC PCG invested $124.0 million to acquire a majority interest in us. Concurrent with this investment, we acquired a 69.5% interest in MedQuist Inc., the largest medical transcription service provider by revenue in the United States at the time. The purchase price was $239.7 million of which $118.3 million was allocated to goodwill. The transaction was financed using a combination of the investment proceeds and debt financing.

MedQuist Inc. was more than four times the size of us as measured by lines processed in 2008. Additionally, MedQuist Inc. offered a complete integrated solution for clinical documentation, which was a strong complement to our low-cost service offering. However, prior to the acquisition, MedQuist Inc. was facing deteriorating financial performance from declining volumes, customer attrition issues, ongoing litigation and a lack of offshore capabilities.

We believed that MedQuist Inc., despite its operational challenges and substantial overhead, had strong underlying technology, deep healthcare domain expertise, and a long-tenured customer base. Following our acquisition of MedQuist Inc., we embarked upon a strategy to enhance the management team, streamline operations, improve relationships with customers, leverage our offshore resources, increase the utilization of ASR technology, and resolve all outstanding litigation. This strategy resulted in a stabilization of volume trends starting in the second quarter of 2009. The following table shows the percentage change in MedQuist Inc.’s volume for the nine quarters ended March 31, 2010, the last quarter prior to the Spheris Acquisition.

	2008				2009				2010
	Prior to the MedQuist Inc.
MedQuist Inc.	Acquisition
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
Volume % Change over Previous Year	(3.3)%	(4.7)%	(0.1)%	(0.4)%	(2.2)%	0.8%	2.5%	2.8%	4.0%

Our operational improvements and integration efforts have resulted in tangible financial improvements to our profitability. MedQuist Inc.’s Adjusted EBITDA grew from $3.5 million in 2007 to $55.6 million in 2009. See “Summary Historical and Unaudited Pro Forma Consolidated Financial Data” for a reconciliation of Adjusted EBITDA to net income. Gross profit margin has increased from 23% in 2007 to 33% in 2009. Selling, general and administrative expense for MedQuist Inc. has decreased from $62.3 million or 18% of revenue in 2007 to $33.4 million or 11% of revenue in 2009.

Spheris Acquisition

On April 22, 2010, we acquired certain assets, principally customer contracts, from Spheris in a transaction conducted under Section 363 of the Bankruptcy Code. The purchase price was $112.4 million of which $45.3 million was allocated to goodwill. Spheris was the second largest U.S. medical transcription service provider by revenue at the time. Spheris had experienced declines in volumes due principally to customer attrition, which we believed was attributable to quality issues and underinvestment in product development caused by financial constraints leading up to its bankruptcy Some volume declines continued after the date of our acquisition as the result of notices of termination given prior to that date. The following table shows the percentage change in Spheris’ volume for the nine quarters ended March 31, 2010, the last quarter prior to the Spheris Acquisition.

Spheris	2008				2009				2010
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

Volume % Change over Previous Year	(4.8)%	(4.7)%	(5.9)%	(11.6)%	(13.3)%	(10.9)%	(7.9)%	(6.5)%	(5.5)%

We considered the negative volume trend for Spheris in our acquisition valuation. Net revenues for Spheris were $156.6 million and $35.2 million for the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. Customers who submitted notices of termination prior to the acquisition generated revenues of $24.6 million and $1.7 million during the year ended December 31, 2009 and the three months ended March 31, 2010, respectively. Therefore, net revenues for the year ended December 31, 2009 and for the three months ended March 31, 2010, less revenue attributable to customers who submitted notices of termination prior to the Spheris Acquisition, were $132.0 million and $33.5 million, respectively.

Our Spheris integration efforts have focused on merging the new customer base acquired, integrating systems and eliminating cost redundancies. We expect the measures we have implemented since the Spheris Acquisition to yield $7.0 million of cost savings in the fourth quarter of 2010, representing an annualized impact of $28.0 million. We expect that the integration of Spheris will be fully completed by the first half of 2011.

Volume and Pricing Trends

The vast majority of our revenue is generated by providing clinical documentation services to our customers. Medical transcription by our MTs and MEs accounted for 87.7% of our net revenues for the six months ended June 30, 2010. Product sales and related maintenance contracts, patient financial services revenues and other made up the balance of our revenues. Our customers are generally charged a rate per character multiplied by the number of characters that we process. MedQuist Inc. volume had been declining prior to the MedQuist Inc. Acquisition, and we have been able to reverse this trend by increasing our sales (through the acquisition of new accounts and additional work types from existing customers) and decreasing our losses of existing customers. We have reduced losses of MedQuist Inc. customers primarily by improving our quality and improving our account management efforts. MedQuist Inc. volume increased 1% in 2009 compared to 2008, and increased 2.1% for the six months ended June 30, 2010 compared to the comparable period in 2009.

We base our pricing on various factors, principally market forces, the extent to which we can utilize our offshore production facilities, the extent to which customers utilize the ASR technology available in our solutions, the scope of services provided, and turnaround times requested by a particular customer. We work with our customers to evaluate how different solutions affect pricing and to determine what for them is an optimal mix of service level and price. Higher utilization of offshore production and ASR leads to lower costs for us, which permits us to offer better pricing to our customers while at the same time contributing to margin growth. We have successfully migrated a significant portion of MedQuist Inc.’s volume offshore and we will continue these efforts in relation to our combined businesses.

As technological advances and increased use of offshore resources have driven down industry costs, the average price per character has also declined as healthcare providers have sought to participate in the economic gains. We intend to monitor and adjust our pricing accordingly to remain competitive as these industry trends continue.

Operating Improvements

We have executed significant operational improvements since the MedQuist Inc. Acquisition. Cost of revenue on a per unit basis has declined due to the increased utilization of ASR technology and the increased percentage of volume produced offshore. Our use of speech recognition technology has increased from 31% to 62% over the eight quarters ended June 30, 2010. Additionally we have increased our offshore production as a percentage of our volume from 33% to 39% for the same period. As we continue to increase the use of ASR technology and move volume offshore, we expect to continue to reduce costs.

Some of our contracts specify lower prices for work performed offshore or using speech recognition technology. Therefore, our operating income will not increase by the full amount of the savings we realize. Additionally, management has been reducing support staff headcount in order to further reduce operating costs.

These improvements have resulted in gross margin percentages which have improved from 30.4% to 35.6% over the eight quarters ended June 30, 2010 despite lower average prices.

Selling, General and Administrative Expense Savings

We have made significant reductions in selling, general and administrative expenses since 2008. Such expenses were 26% of revenue in 2008 compared to 16% of revenue for the six months ended June 30, 2010. These savings were achieved primarily through headcount reductions and aggressive efforts to reduce other administrative expenses.

In connection with the Spheris Acquisition we have identified potential specific savings in the sales and marketing and general and administrative areas. We anticipate that these savings will be implemented throughout the remainder of 2010 and 2011.

Basis of Presentation

Revenue

We derive revenue primarily from providing clinical documentation solutions to health systems, hospitals and large group medical practices. Our customers are generally charged a fixed rate multiplied by the volume of work that we transcribe or edit. To a lesser extent we earn revenue by providing maintenance contracts, digital dictation solutions, speech recognition solutions and revenue cycle services. Approximately 95% of our revenue is from recurring services.

Cost of Revenues

Cost of revenue includes compensation of our direct employees and subcontractors involved in production, other production costs primarily related to operational and production management, quality assurance, quality control and customer and field service personnel and telecommunication and facility costs. Cost of revenue also includes the direct cost of technology products sold to customers. Compensation costs for personnel in the United States are directly related to clinical documentation revenue and are generally based on lines transcribed or edited multiplied by a specific rate, while personnel at our offshore production centers are generally paid fixed wages. Cost of revenues does not include depreciation or amortization.

Selling, General and Administrative Expense

Our selling, general and administrative expense consists primarily of marketing and sales costs, accounting costs, information technology costs, professional fees, corporate facility costs and corporate payroll and benefits expense.

Research and Development Expense

Our research and development expense consists primarily of personnel and related costs, including salaries and employee benefits for software engineers and consulting fees paid to independent consultants who provide software engineering services to us. To date, our research and development efforts have been devoted to new products and service offerings and increases in features and functionality of our existing products and services.

Depreciation and Amortization

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, which range from two to seven years for furniture, equipment and software, and the lesser of the lease term or estimated useful life for leasehold improvements. Intangible assets are being amortized using the straight-line method over their estimated useful lives which range from three to twenty years.

Cost of Legal Proceedings and Settlements

Cost of legal proceedings and settlements includes settlement of claims, ongoing litigation, and associated legal and other professional fees incurred.

Critical Accounting Policies and Use of Estimates

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States, or GAAP. We believe there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management’s judgments and estimates. These critical accounting policies and estimates have been discussed with our audit committee.

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect our reported amounts of assets, liabilities, expense and related disclosure of contingent liabilities. On an ongoing basis, we evaluate these estimates and judgments. We base these estimates on historical experience and on various other assumptions that are believed to be reasonable at such time, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other independent sources. Actual results may ultimately differ from these estimates. Critical accounting policies are those policies that require management’s subjective and complex judgments, often as a result of the need to make estimates about the effect of inherently uncertain matters that may change in subsequent periods. While there are a number of accounting policies, methods and estimates affecting our consolidated financial statements as addressed in Note 2 to our consolidated financial statements, our critical accounting policies include the following:

Revenue Recognition

We recognize medical transcription services revenue when persuasive evidence of an arrangement exists, the price is fixed or determinable, services have been rendered and collectability is reasonably assured. These services are recorded using contracted rates and are net of estimates for customer credits. Historically, our estimates have been reasonably accurate. If actual results are higher or lower than our estimates, we would have to adjust our estimates and financial statements in future periods.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The carrying value of accounts receivable approximates fair value. The allowance for doubtful accounts is our best estimate of potential losses resulting from the inability of our customers to make required payments due. This allowance is used to state trade receivables at estimated net realizable value.

We estimate uncollectible amounts based upon our historical write-off experience, current customer receivable balances, aging of customer receivable balances, the customer’s financial condition and current economic conditions. Historically, our estimates have been adequate to provide for our accounts receivable exposure.

Additionally, we enter into medical transcription service contracts that may contain provisions for performance penalties in the event we do not meet certain required service levels, primarily related to turnaround time on transcribed reports. We reduce revenue for any such performance penalties and service level credits incurred and have included an estimate of such penalties and credits in our allowance for uncollectible accounts.

Valuation of Long-Lived and Other Intangible Assets and Goodwill

In connection with acquisitions, we allocate portions of the purchase price to tangible and intangible assets, consisting primarily of acquired technologies and customer relationships, based on independent appraisals received after each acquisition, with the remainder allocated to goodwill. As of June 30, 2010, we had $99.4 million of goodwill and $118.0 million of intangible assets. We assess the realizability of goodwill and intangible assets with indefinite useful lives at least annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. We have determined that we have three reporting units but a sole operating segment.

We review our long-lived assets, including amortizable intangibles, for impairment when events indicate that their carrying amount may not be recoverable. When we determine that one or more impairment indicators are present for an asset, we compare the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. If the carrying amount of the asset is greater than the net future undiscounted cash flows that the asset is expected to generate, we then compare the fair value to the book value of the asset. If the fair value is less than the book value, we recognize an impairment loss. The impairment loss is the excess of the carrying amount of the asset over its fair value.

Some of the events that we consider as impairment indicators for our long-lived assets, including goodwill, are:

•	our net book value is greater than the fair value;

•	significant adverse economic and industry trends;

•	significant decrease in the market value of the asset;

•	the extent that we use an asset or changes in the manner that we use it;

•	significant changes to the asset since we acquired it; and

•	other changes in circumstances that potentially indicate all or a portion of our business will be sold.

Deferred Income Taxes

Deferred tax assets represent future tax benefits that we expect to be able to apply against future taxable income. Our ability to utilize the deferred tax assets is dependent upon our ability to generate future taxable income. To the extent that we believe it is more likely than not that all or a portion of the deferred tax asset will not be utilized, we record a valuation allowance against that asset. In making that determination we consider all positive and negative evidence and give stronger consideration to evidence that is objective in nature.

Commitments and Contingencies

We routinely evaluate claims and other potential litigation to determine if a liability should be recorded in the event it is probable that we will incur a loss and can estimate the amount of such loss.

Customer Accommodation Program

In response to customers’ concerns regarding historical billing matters, MedQuist Inc. established a plan to offer financial accommodations to certain of its customers during 2005 and 2006 and recorded the related liability at such time. In 2008 MedQuist Inc. reached an agreement on customer litigation resolving all claims by the named parties. Since then we have not made additional offers. The liability balance was $11.5 million as of June 30, 2010.

MedQuist Inc. is unable to predict how many customers, if any, may accept the outstanding accommodation offers on the terms proposed by it, nor it is able to predict the timing of the acceptance (or rejection) of any outstanding accommodation offers. Until any offers are accepted, MedQuist Inc. may withdraw or modify the terms of the accommodation program or any outstanding offers at any time. In addition, MedQuist Inc. is unable to predict how many future offers, if made, will be accepted on the terms proposed by it. We regularly evaluate whether to proceed with, modify or withdraw the accommodation program or any outstanding offers. To the extent the program were withdrawn or modified, our financial statements would be affected.

Consolidated Results of Operations

Comparison of Six Months Ended June 30, 2009 and 2010

The following tables set forth our unaudited consolidated results of operations for the periods indicated below:

	Six Months Ended June 30,
	2009		2010
		% of Net		% of Net
	Amount	Revenues	Amount	Revenues
		(Unaudited)
		(In thousands)

Net revenues	$188,539	100%	$200,592	100%
Cost of revenues	121,755	65%	128,641	64%

Gross profit	66,784	35%	71,951	36%

Operating expenses
Selling, general and administrative	31,764	17%	32,706	16%
Research and development	4,796	3%	5,593	3%
Depreciation and amortization	13,610	7%	15,068	8%
Cost of legal proceedings and settlements	12,158	6%	2,152	1%
Acquisition related charges	—	—	6,045	3%
Restructuring charges	—	—	966	0%

Total operating expenses	62,328	33%	62,530	31%

Operating income	4,456	2%	9,421	5%
Interest expense, net	(4,660)	(2)%	(7,351)	(4)%
Equity in income (loss) of affiliated companies	408	0%	546	0%
Other income	—	—	108	0%

Income before income taxes and noncontrolling interests	204	0%	2,724	1%
Income tax provision (benefit)	639	0%	(326)	0%

Net income (loss)	(435)	0%	3,050	2%
Less: Net income attributable to noncontrolling interests	(2,335)	(1)%	(2,497)	(1)%

Net income (loss) attributable to CBaySystems Holdings Limited	$(2,770)	(1)%	$553	0%

Adjusted EBITDA(1)	$27,970	15%	$33,760	17%

(1)	See “Selected Consolidated Financial and Other Data” for a reconciliation of net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA.

Net Revenues

Net revenues increased by $12.1 million, or 6%, to $200.6 million for the six months ended June 30, 2010 compared to $188.5 million for the six months ended June 30, 2009. The Spheris Acquisition contributed $26.4 million in incremental revenue for the six months ended June 30, 2010 which was partially offset primarily by a decrease of $9.0 million in revenues from clinical documentation solutions due to lower prices, as well as lower revenue cycle management, product and maintenance contract revenue.

Cost of Revenues

Cost of revenues increased $6.9 million, or 6%, to $128.6 million for the six months ended June 30, 2010 compared to $121.8 million for the six months ended June 30, 2009. This was attributable primarily to:

•	the Spheris Acquisition which added $18.8 million in costs;

•	the impact of cost savings of $10.4 million from the increased use of offshore resources, increased use of speech recognition and reduced staffing levels; and

•	reduction of other costs of $1.5 million.

Selling, General and Administrative

Selling, general and administrative expense increased $942,000, or 3%, to $32.7 million for the six months ended June 30, 2010 compared to $31.8 million for the six months ended June 30, 2009. The Spheris Acquisition added $3.1 million in costs, offset by $1.9 million in cost reductions in our revenue cycle management business and $1.0 million in cost reductions for professional fees and staffing.

Research and Development

Research and development expense increased $797,000, or 17%, to $5.6 million for the six months ended June 30, 2010 compared to $4.8 million for the six months ended June 30, 2009. The increase was primarily due to the Spheris Acquisition, which added $1.1 million in research and development expense.

Depreciation and Amortization

Depreciation and amortization increased $1.5 million, or 11%, to $15.1 million for the six months ended June 30, 2010 compared to $13.6 million for the six months ended June 30, 2009. The increase was primarily due to the amortization of acquired intangible assets of $1.2 million associated with the Spheris Acquisition.

Cost of Legal Proceedings and Settlements

Cost of legal proceedings and settlements decreased $10.0 million, or 82%, to $2.2 million for the six months ended June 30, 2010 compared to $12.2 million for the six months ended June 30, 2009. The decrease was due to the costs incurred in 2009 related to the Anthurium settlement of $5.9 million, related legal fees of $3.8 million and other legal fees of $1.2 million partially offset by the 2010 accrual of $900,000 related to the Kaiser litigation which was settled.

Acquisition Related Charges

We incurred acquisition related charges of $6.0 million related to the Spheris Acquisition for the six months ended June 30, 2010.

Restructuring Charges

During the six months ended June 30, 2010, we recorded restructuring charges of $1.0 million primarily related to employee severance. We expect that restructuring activities and related charges will continue into early 2011 as management identifies opportunities for synergies resulting from the Spheris Acquisition including the elimination of redundant functions.

Interest Expense, net

Interest expense, net increased $2.7 million, or 58%, to $7.4 million for the six months ended June 30, 2010 compared to $4.7 million for the six months ended June 30, 2009. The increase was due to $3.8 million, which is related to the debt incurred in connection with the Spheris Acquisition, partially offset by a decrease of $1.2 million in interest expense as a result of the 2009 repayment of the bridge note incurred in connection with the MedQuist Inc. Acquisition.

Income Tax Provision

Our consolidated income tax expense consists principally of an increase in deferred tax liabilities related to goodwill amortization deductions for income tax purposes during the applicable period as well as state and foreign income taxes, offset by a tax benefit related to the reversal of reserves for various state jurisdictions as agreements on the liabilities were reached. The tax benefit for the six months ended June 30, 2010 includes the reversal of approximately $500,000 from our accrual for various state uncertain tax positions as a result of filing voluntary disclosure agreements with state jurisdictions. We recorded a valuation allowance to reduce our net deferred tax assets to an amount that is more likely than not to be realized in future years.

We expect that our consolidated income tax expense for the year ended December 31, 2010, similar to the year ended December 31, 2009, will consist principally of an increase in deferred tax liabilities related to goodwill amortization deductions for income tax purposes during the applicable year as well as state and foreign income taxes. We regularly assess the future realization of deferred taxes and whether the valuation allowance against the majority of domestic deferred tax assets is still warranted. To the extent sufficient positive evidence, including past results and future projections, exists to benefit all or part of these benefits, the valuation allowance will be released accordingly.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests for the six months ended June 30, 2010 increased by $200,000 to $2.5 million compared to $2.3 million for the six months ended June 30, 2009. The increase in net income attributable to noncontrolling interests was due to the increase in the net income of MedQuist Inc.

Comparison of Years Ended December 31, 2008 and 2009

The following table sets forth our consolidated results of operations for the periods indicated below:

	Years Ended December 31,
	2008		2009
		% of Net		% of Net
	Amount	Revenues	Amount	Revenues
		(In thousands)

Net revenues	$193,673	100%	$371,768	100%
Cost of revenues	125,074	65%	239,549	64%

Gross profit	68,599	35%	132,219	36%

Operating expenses
Selling, general and administrative	51,243	26%	60,632	16%
Research and development	6,099	3%	9,604	3%
Depreciation and amortization	14,906	8%	26,977	7%
Cost of legal proceedings and settlements	5,311	3%	14,943	4%
Acquisition related charges	—	—	1,246	0%
Goodwill impairment charge	98,972	51%	—	—
Restructuring charges	2,106	1%	2,727	1%

Total operating expenses	178,637	92%	116,129	31%

Operating income (loss)	(110,038)	(57)%	16,090	4%
Interest expense, net	(3,954)	(2)%	(9,132)	(2)%
Equity in income of affiliated companies	66	0%	1,933	1%
Other income	9	0%	11	0%

Income (loss) before income taxes and noncontrolling interests	(113,917)	(59)%	8,902	2%
Income tax (provision) benefit	5,398	3%	(1,082)	0%

Net income (loss)	(108,519)	(56)%	7,820	2%
Less: Net income attributable to noncontrolling interest	(5,154)	(3)%	(7,085)	(2)%

Net income (loss) attributable to CBaySystems Holdings Limited	$(113,673)	(59)%	$735	0%

Adjusted EBITDA(1)	$18,886	10%	$60,130	16%

(1)	See “Selected Consolidated Financial and Other Data” for a reconciliation of net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA.

Net Revenues

Net revenues increased $178.1 million, or 92%, to $371.8 million for the year ended December 31, 2009 compared to $193.7 million for the year ended December 31, 2008. This increase was attributable primarily to:

•	$171.5 million from the consolidation of MedQuist Inc. for a full year resulting from our acquisition of MedQuist Inc. in August 2008; and

•	an increase in clinical documentation revenue of $11.0 million due to organic volume growth partially offset by a decrease in our revenue cycle management revenue by $4.4 million largely due to customer attrition.

Cost of Revenues

Cost of revenues increased $114.5 million, or 92%, to $239.5 million for the year ended December 31, 2009 compared to $125.1 million for the year ended December 31, 2008. This increase was attributable primarily to:

•	$110.8 million from the consolidation of MedQuist Inc. for a full year; and

•	an increase of $5.7 million in clinical documentation cost of revenue, primarily due to increased personnel cost to support expansion of capacity, partially offset by a reduction on $2.1 million in our revenue cycle management business costs to better align costs with revenue.

Selling, General and Administrative

Selling, general and administrative expense increased $9.4 million, or 18%, to $60.6 million for the year ended December 31, 2009 compared to $51.2 million for the year ended December 31, 2008. This increase was primarily attributable to:

•	consolidation of a full-year of MedQuist Inc. selling, general and administrative expense of $13.9 million;

•	increase in share based compensation charge of $798,000;

•	full year impact of the cost of our new management team and corporate costs in 2009 amounting to $2.6 million; offset by

•	charges in 2008 amounting to $7.6 million comprised of $5.6 million of acquisition related costs incurred in connection with the MedQuist Inc. Acquisition and $2.1 million for the write-off of uncollectible accounts receivable.

Research and Development

Research and development expense increased $3.5 million, or 57%, to $9.6 million for the year ended December 31, 2009 compared to $6.1 million for the year ended December 31, 2008. This increase was attributable primarily to the consolidation of a full-year of MedQuist Inc.’s research and development expenses.

Depreciation and Amortization

Depreciation and amortization expense increased $12.1 million, or 81%, to $27.0 million for the year ended December 31, 2009 compared to $14.9 million for the year ended December 31, 2008. This increase was attributable primarily to the consolidation of a full-year of MedQuist Inc. depreciation and amortization expense including the impact of amortization of acquired intangible assets amounting to $12.5 million.

Cost of Legal Proceedings and Settlement

Cost of legal proceedings and settlement increased $9.6 million, or 181%, to $14.9 million for the year ended December 31, 2009 compared with $5.3 million for the year ended December 31, 2008. This increase was due primarily to the consolidation of a full year of MedQuist Inc.’s cost of legal proceedings and settlements, which includes legal fees incurred in connection with both the SEC investigations and proceedings and as well as the defense of certain civil litigation and proceedings. Included in 2009 are costs incurred related to the Anthurium settlement of $5.9 million and related legal fees of $3.8 million.

Acquisition Related Charges

We incurred costs of $1.2 million during the year ended December 31, 2009 related to the Spheris Acquisition.

Goodwill Impairment Charge

We carried out our annual impairment test in the fourth quarter of 2008, which included our annual testing date in December. During our annual impairment testing, we determined the fair value using a combination of market capitalization based on market price per share for approximately the 60 days before December 31, 2008 including a control premium and a discounted cash flow analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the discounted cash flow analyses were based on our internal business model for 2009 and, for years beyond 2009 the growth rates we used are an estimate of the future growth in the industry in which we participate. The discount rates used in the discounted cash flow analyses are intended to reflect the risks inherent in the future cash flows of the reporting unit and are based on an estimated cost of capital, which we determined based on estimated cost of capital relative to the capital structure. In addition, the market-based approach utilizes comparable company public trading values, research analyst estimates and, where available, values observed in private market transactions. The analysis indicated that the reporting units’ fair value was below the book value for the MedQuist Inc. and revenue cycle management reporting units and accordingly, a goodwill impairment charge of $99.0 million was recorded.

In 2009, the fair value of the MedQuist Inc. reporting unit substantially exceeded its carrying value and the fair value of the revenue cycle management reporting unit exceeded its carrying value by 7%, and accordingly, no second step of the goodwill impairment test was performed and no impairment charge was recorded.

In estimating the fair value of our CBay transcription reporting unit, the market approach and the income approach were used. The fair value of the reporting unit substantially exceeded its carrying value, and accordingly, no second step of the goodwill impairment test was performed and no impairment charge was recorded in 2009 or 2008.

Interest Expense, Net

Interest expense, net primarily reflects interest paid on our credit facilities and long term debt, net of interest earned on deposits with banks. Interest expense, net increased $5.2 million, or 131%, to $9.1 million for the year ended December 31, 2009 compared with $4.0 million for the year ended December 31, 2008. This increase was attributable to the full year impact of interest expense on the acquisition related debt related to the MedQuist Inc. Acquisition amounting to $4.9 million and other increases of $200,000.

Income Tax Provision

The effective income tax rate for the year ended December 31, 2009 was 12.2% compared with an effective income tax benefit rate of 4.7% for the year ended December 31, 2008. The 2009 tax expense includes an increase in the deferred tax liabilities associated with indefinite life intangible assets related to goodwill, an increase in the deferred tax liability associated with an equity method investment, the reduction of the foreign valuation allowance and adjustments related to state tax exposures. After consideration of all evidence, both positive and negative, management concluded again in 2009, that it was more likely than not that a significant portion of the domestic deferred income tax assets would not be realized; therefore, we have a valuation allowance to reduce our net deferred tax assets to an amount that is more likely than not to be realized in future years. The 2008 tax benefit includes the reversal of approximately $5.6 million of deferred tax liabilities associated with indefinite life intangible assets related to goodwill which was impaired in 2008.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest increased $1.9 million, or 37%, to $7.1 million for the year ended December 31, 2009 compared to $5.2 million for the year ended December 31, 2008. This increase was attributable to the consolidation of MedQuist Inc. for the full year of 2009.

Comparison of Years Ended December 31, 2007 and 2008

The following table sets forth our consolidated results of operations for the periods indicated below:

	Years Ended December 31,
	2007		2008
		% of Net		% of Net
	Amount	Revenues	Amount	Revenues
	(In thousands)

Net revenues	$57,694	100%	$193,673	100%
Cost of revenues	30,209	52%	125,074	65%

Gross profit	27,485	48%	68,599	35%

Operating expenses
Selling, general and administrative	25,137	44%	51,243	26%
Research and development	—	—	6,099	3%
Depreciation and amortization	2,915	5%	14,906	8%
Cost of legal proceedings and settlements	—	—	5,311	3%
Goodwill impairment charge	—	—	98,972	51%
Restructuring charges	—	—	2,106	1%

Total operating expenses	28,052	49%	178,637	92%

Operating loss	(567)	(1)%	(110,038)	(57)%
Interest expense, net	(2,108)	(4)%	(3,954)	(2)%
Equity in loss (income) of affiliated companies	(105)	0%	66	0%
Other income	14	0%	9	0%

Loss before income taxes and noncontrolling interests	(2,766)	(5)%	(113,917)	(59)%
Income tax benefit	113	0%	5,398	3%

Net loss	(2,653)	(5)%	(108,519)	(56)%
Less: Net (income) loss attributable to noncontrolling interest	57	0%	(5,154)	(3)%

Net loss attributable to CBaySystems Holdings Limited	(2,596)	(4)%	(113,673)	(59)%

Adjusted EBITDA(1)	$2,362	4%	$18,886	10%

(1)	See “Selected Consolidated Financial and Other Data” for a reconciliation of net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA.

Net Revenues

Net revenues increased $136.0 million to $193.7 million for the year ended December 31, 2008 compared with $57.7 million for the year ended December 31, 2007. This increase was attributable primarily to:

•	$124.6 million from the consolidation of MedQuist Inc. since the date of our acquisition of MedQuist Inc. in August 2008; and

•	an increase of $4.6 million in clinical documentation revenue as a result of our organic volume growth and an increase of $6.8 million in revenue cycle management revenue primarily due to the full-year impact of revenue from AMS Plus, Inc., a revenue cycle management business that we acquired in August 2007.

Cost of Revenues

Cost of revenues increased $94.9 million to $125.1 million for the year ended December 31, 2008 compared with $30.2 million for the year ended December 31, 2007. This increase was attributable primarily to:

•	$88.8 million from the consolidation of MedQuist Inc.’s cost of revenue from the date of the MedQuist Inc. Acquisition in August 2008; and

•	increase in clinical documentation and revenue cycle management cost of revenue by $6.1 million, primarily due to both increased personnel cost to support expansion of capacity as well as the full-year impact of our acquisition of AMS Plus, Inc., which contributed $5.2 million to the increase. Revenue cycle management costs declined by $1.3 million due to a reduction in the workforce as part of cost realignment with the reduced revenue. The cost of revenue for our clinical documentation business increased by $2.2 million.

Selling, General and Administrative

Selling, general and administrative expense increased $26.1 million, or 104%, to $51.2 million for the year ended December 31, 2008 compared to $25.1 million for the year ended December 31, 2007. This increase was primarily attributable to:

•	consolidation of MedQuist Inc.’s selling, general and administrative expense from the date of the MedQuist Inc. Acquisition in August 2008 of $17.5 million; and

•	an increase of $5.6 million for expenses related to the MedQuist Inc. Acquisition, and

•	an increase of $2.8 million in clinical documentation and revenue cycle management due to the full-year impact of AMS Plus, Inc.; and offset by

•	a decline in share based compensation charge of $1.2 million and other savings of $0.6 million.

Research and Development

Research and development expense increased $6.1 million for the year ended December 31, 2008 compared to $0 for the year ended December 31, 2007. This increase was attributable to the consolidation of MedQuist Inc.

Depreciation and Amortization

Depreciation and amortization expense increased $12.0 million, to $14.9 million for the year ended December 31, 2008 compared with $2.9 million for the year ended December 31, 2007. This increase was attributable primarily to:

•	consolidation of a partial year of MedQuist Inc. depreciation and amortization expense, including the impact of amortization of acquired intangible assets associated with the acquisition of MedQuist Inc. amounting to $10.0 million; and

•	an increase of $1.9 million in clinical documentation and revenue cycle management.

Cost of Legal Proceedings and Settlements

Cost of legal proceedings and settlements increased $5.3 million for the year ended December 31, 2008 compared with no such costs for the year ended December 31, 2007. This increase was due to the consolidation of a partial year of MedQuist Inc.’s cost of legal proceedings and settlement, which includes legal fees incurred in connection with the SEC and U.S. Department of Justice investigations and proceedings as well as the defense of certain civil litigation and proceedings. See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

Goodwill Impairment Charge

We carried out our annual impairment test in the fourth quarter of 2008, which included our annual testing date in December. During our annual impairment testing, we determined the fair value using a combination of market capitalization based on market price per share for approximately the 60 days before December 31, 2008 including a control premium, and a discounted cash flow analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the discounted cash flow analyses were based on our internal business model for 2009 and, for years beyond 2009 the growth rates we used are an estimate of the future growth in the industry in which we participate. The discount rates used in the discounted cash flow analyses are intended to reflect the risks inherent in the future cash flows of the reporting unit and are based on an estimated cost of capital, which we determined based on estimated cost of capital relative to the capital structure. In addition, the market-based approach utilizes comparable company public trading values, research analyst estimates and, where available, values observed in private market transactions. The analysis indicated that the reporting units’ fair value was below the book value for the MedQuist Inc. and revenue cycle management reporting units and accordingly, a goodwill impairment charge of $99.0 million was recorded.

Restructuring Charges

During 2008, we recorded a restructuring charge of $2.1 million for severance obligations related to a reduction in workforce of 189 employees in order to better align costs with revenue.

Interest Expense, Net

Interest expense, net primarily reflects interest paid on our credit facilities and long term debt, net of interest earned on deposits with banks. Interest expense, net increased $1.8 million, or 88%, to $4.0 million for the year ended December 31, 2008 compared to $2.1 million for the year ended December 31, 2007. This increase was attributable to interest expense on acquisition related debt related to the MedQuist Inc. Acquisition amounting to $2.5 million offset by a $654,000 reduction in interest expense due to the repayment of other debt.

Income Tax Provision

The effective income tax rate for the year ended December 31, 2008 was an income tax benefit rate of 4.7% compared with an effective income tax benefit rate of 4.1% for the year ended December 31, 2007. The 2008 tax benefit includes the reversal of approximately $5.6 million of deferred tax liabilities associated with indefinite life intangible assets related to goodwill which was impaired in 2008. After consideration of all evidence, both positive and negative, management concluded again in 2008, that it was more likely than not that a significant portion of the domestic deferred income tax assets would not be realized; therefore, we have a valuation allowance to reduce our net deferred tax assets to an amount that is more likely than not to be realized in future years.

Net Income Attributable to Noncontrolling Interest

Net income attributable to noncontrolling interest increased $5.2 million to $5.2 million for the year ended December 31, 2008 compared with $57,000 for the year ended December 31, 2007. This increase was attributable to the consolidation of MedQuist Inc. from the date of the MedQuist Inc. Acquisition.

Unaudited Quarterly Results of Operations

The following table sets forth our unaudited consolidated quarterly results of operations for each of the eight quarters during the period from July 1, 2008 to June 30, 2010. In our management’s opinion, the unaudited results of operations for each quarter have been prepared on the same basis as the audited consolidated financial statements included in this prospectus and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations for the quarters presented. You should read this information together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus. Operating results for any fiscal quarter are not necessarily indicative of results for the full year. Historical results are not necessarily indicative of the results to be expected in future periods.

	Three Months Ended
	2008		2009				2010
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
	(Unaudited)
	(In thousands)

Net revenues	$64,338	$94,215	$94,669	$93,871	$93,289	$89,939	$88,604	$111,988
Cost of revenues	44,781	62,376	62,103	59,651	61,170	56,625	56,513	72,128

Gross profit	19,557	31,839	32,566	34,220	32,119	33,314	32,091	39,860

Operating expenses
Selling, general and administrative	18,486	20,354	16,008	15,757	14,830	14,037	15,826	16,880
Research and development	2,753	3,346	2,416	2,380	2,439	2,369	2,281	3,312
Depreciation and amortization	4,741	8,597	6,603	7,007	6,719	6,648	6,363	8,705
Cost of legal proceedings and settlements	3,482	1,829	7,774	4,384	1,382	1,403	1,043	1,109
Acquisition related charges	—	—	—	—	—	1,246	924	5,121
Goodwill impairment charge	—	98,972	—	—	—	—	—	—
Restructuring charges	(30)	2,136	—	—	481	2,246	60	906

Total operating expenses	29,432	135,234	32,801	29,528	25,851	27,949	26,497	36,033

Operating income (loss)	(9,875)	(103,395)	(235)	4,692	6,268	5,365	5,594	3,827
Interest expense, net	(659)	(2,410)	(2,342)	(2,317)	(2,286)	(2,187)	(1,891)	(5,460)
Equity in income (loss) of affiliated companies	69	18	72	336	2,127	(602)	514	32
Other income	—	9	—	—	—	11	108	—

Income (loss) before income taxes and noncontrolling interests	(10,465)	(105,778)	(2,505)	2,711	6,109	2,587	4,325	(1,601)
Income tax provision (benefit)	1,312	(7,573)	355	286	613	(172)	8	(334)

Net income (loss)	(11,777)	(98,205)	(2,860)	2,425	5,496	2,759	4,317	(1,267)
Less: net (income) loss attributable to noncontrolling interest	1,690	(6,852)	(335)	(2,000)	(2,957)	(1,793)	(2,229)	(268)

Net income (loss) attributable to CBaySystems Holdings Limited	$(10,087)	$(105,057)	$(3,195)	$425	$2,539	$966	$2,088	$(1,535)

The following table presents a reconciliation of net income (loss) attributable to CBaySystems Holdings Limited, which we believe is the most comparable GAAP measure, to Adjusted EBITDA.

	Three Months Ended
			2009
	2008				September,	December,	2010
	September 30,	December 31,	March 31,	June 30,	30,	31,	March 31,	June 30,
	(Unaudited)
	(In thousands)

Net income (loss) attributable to CBaySystems Holdings Limited	$(10,087)	$(105,057)	$(3,195)	$425	$2,539	$966	$2,088	$(1,535)
Net income (loss) attributable to noncontrolling interests	(1,690)	6,852	335	2,000	2,957	1,793	2,229	268
Income tax provision (benefit)(a)	1,312	(7,573)	355	286	613	(172)	8	(334)
Interest expense, net	659	2,410	2,342	2,317	2,286	2,187	1,891	5,460
Depreciation and amortization	4,741	8,597	6,603	7,007	6,719	6,648	6,363	8,705
Cost of legal proceedings and settlements	3,482	1,829	7,774	4,384	1,382	1,403	1,043	1,109
Acquisition related charges	5,550	—	—	—	—	1,246	924	5,121
Goodwill impairment charge	—	98,972	—	—	—	—	—	—
Restructuring charges	—	2,136	—	—	481	2,246	60	906
Equity in (income) loss of affiliated companies	(69)	(18)	(72)	(336)	(2,127)	602	(514)	(32)
Asset impairment charges, severance charges and accrual reversals(b)	—	2,000	(563)	(1,301)	—	—	—	—

Adjusted EBITDA	$3,898	$10,148	$13,579	$14,782	$14,850	$16,919	$14,092	$19,668

(a)	We have $130.0 million of federal net operating loss carry forwards as of December 31, 2009 and will record approximately $30.0 million of annual tax amortization related to intangible assets, including goodwill, that will reduce future taxable income. Due to the existence of federal net operating loss carry forwards and the impact of tax amortization related to intangible assets, including goodwill, cash taxes paid (refunded) were $84,000, $160,000, $796,000 for the years ended December 31, 2007, 2008 and 2009, respectively, and $497,000 and $(478,000) for the six months ended June 30, 2009 and 2010, respectively.

(b)	Includes an impairment charge to write off the amount paid related to severance of one of our former executives and the reversal of certain accruals, related to litigation claims, as a result of the expiration of the applicable statute of limitations.

Our net revenues increased in the quarter ended December 31, 2008 due to the consolidation of MedQuist Inc. for the full quarter and then again in the quarter ended June 30, 2010 with the consolidation of Spheris starting April 22, 2010. We experience minor fluctuations in our revenue as a result of variations in the number of business days in certain months and the deferral by consumers of elective medical procedures during certain holiday periods.

Our gross profit as a percentage of net revenues has increased from 30% in the quarter ended September 30, 2008 to 36% for the quarter ended June 30, 2010. This improvement was due to the increased use of speech recognition technology, which increased from 31% to 62% over the eight quarters ended June 30, 2010 and the increase in our offshore production, which, as percentage of our volume has increased from 33% to 39% for the same period. Additionally we reduced our indirect operating headcount to further reduce our costs.

Selling, general and administrative expense has decreased from $18.5 million for the quarter ended September 30, 2008 to $16.9 million for the quarter ended June 30, 2010. As a percentage of revenue selling, general and administrative expense has decreased from 29% to 15% over the same period. This was due to headcount reductions and reductions in other administrative expenses.

Our Adjusted EBITDA has increased over the eight quarter period from $3.9 million in the quarter ended September 30, 2008 to $19.7 million in the quarter ended June 30, 2010. This is the result of the MedQuist Inc. Acquisition and Spheris Acquisition, the operating improvements and the expense reductions made over the period.

Liquidity and Capital Resources

Our principal sources of liquidity include cash generated from operations, available cash on hand, and availability under our Senior Secured Credit Facility, as described below.

Available cash at June 30, 2010 was $22.5 million compared to $29.6 million at December 31, 2009. During the six-month period ended June 30, 2010, we received $100.0 million in cash inflow from our Acquisition Credit Facility which was utilized to fund the Spheris Acquisition. Additionally, several other items impacted cash flows for the six month period ended June 30, 2010, resulting in a net decrease of $7.1 million, including:

•	addition of cash flows provided by Spheris operations;

•	cash used to pay financing costs associated with the Acquisition Credit Facility (as defined below);

•	$10.0 million in payments on the Acquisition Credit Facility;

•	acquisition-related charges associated with the Spheris Acquisition;

•	restructuring payments; and

•	other working capital changes.

We believe our existing cash, cash equivalents, cash to be generated from operations and available borrowings under our revolving credit facility will be sufficient to finance our operations for the next twelve months. However, if we fail to generate adequate cash flows from operations in the future, due to an unexpected decline in our net revenues, or due to increased cash expenditures in excess of the net revenues generated, then our cash balances may not be sufficient to fund our continuing operations without obtaining additional debt or equity. There are no assurances that sufficient funding from external sources will be available to us on acceptable terms, if at all.

Prior to the Corporate Reorganization

In connection with the Spheris Acquisition, MedQuist Transcriptions, Ltd., a subsidiary of MedQuist Inc., and certain other subsidiaries of MedQuist Inc., or collectively, the Loan Parties, entered into a credit agreement, or the Acquisition Credit Facility, with General Electric Capital Corporation, CapitalSource Bank, and Fifth Third Bank. The Acquisition Credit Facility provided for up to $100.0 million in senior secured credit facilities, consisting of a $50.0 million term loan, and a revolving credit facility of up to $50.0 million. The credit facilities were secured by a first priority lien on substantially all of the property of the Loan Parties. Borrowings under the revolving credit facility were able to be made from time to time, subject to availability under such facility, until the fourth anniversary of the closing date. Amounts borrowed under the Acquisition Credit Facility bore interest at a rate selected by MedQuist Transcriptions, Ltd. equal to the Base Rate or the Eurodollar Rate (each as defined in the Acquisition Credit Facility agreement) plus a margin. At June 30, 2010, the revolving credit facility and the term loan had interest rates of 6.25% and 6.75%, respectively. The Acquisition Credit Facility was repaid in full on October 14, 2010 in connection with the Recapitalization Transactions.

In connection with the Spheris Acquisition, MedQuist Inc. also entered into the Acquisition Subordinated Promissory Note, with Spheris Inc. The note was to mature in five years from the date of the Spheris Acquisition. The face amount of the Acquisition Subordinated Promissory Note was $17.5 million with provisions for prepayment at discounted amounts, ranging from 77.5% of the principal if paid within six months, 87.5% from six to nine months, 97.5% from nine to twelve months, 102.0% between the first and second year, 101.0% between the second and third year and 100.0% thereafter. For purposes of the purchase price allocation, the note was discounted at 77.5% of the principal, or $13.6 million. The Acquisition Subordinated Promissory Note bore interest at 8.0% for the first six months. The Acquisition Subordinated Promissory Note was repaid at 77.5% of the face amount on October 14, 2010 in connection with the Recapitalization Transactions.

In connection with the MedQuist Inc. Acquisition, we issued the 6% Convertible Notes to Philips. The 6% Convertible Notes were extinguished on October 14, 2010 in connection with the Recapitalization Transactions.

We are party to a credit agreement with ICICI Bank, Mumbai, India in the amount of $2.8 million, at interest rates ranging from LIBOR plus 2.5% and 15.5%, respectively, which is secured by CBay Systems (India) Pvt. Ltd.’s, or CBay India, current assets and fixed assets. The amount outstanding as of June 30, 2010, December 31,

2009 and 2008 was $194,000, $1.4 million and $1.7 million, respectively. For the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007 we recorded $74,000, $205,000, $98,000 and $36,000, respectively, of interest expense in our consolidated statements of operations.

We had revolving lines of credit from K Bank. Subject to certain terms and conditions of the agreement with K Bank, the agreement provided a revolving line of credit of a maximum of $5.7 million. These revolving lines of credit with K Bank were repaid in full on October 14, 2010 in connection with the Recapitalization Transactions.

We are party to a credit agreement with IndusInd Bank, Mumbai, India of $3.2 million at interest rates of LIBOR plus 3%, which is secured by current assets and fixed assets of CBay India. The amount outstanding under this credit agreement as of June 30, 2010 and December 31, 2009 was $3.0 million and $0, respectively.

Subsequent to the Corporate Reorganization

In connection with the Corporate Reorganization, on October 1, 2010, MedQuist Inc., as borrower, and our subsidiaries, MedQuist Transcriptions, Ltd. and CBay Inc., as co-borrowers and guarantors, and we and certain of our other subsidiaries, as guarantors, entered into the Senior Secured Credit Facility with General Electric Capital Corporation, as administrative agent, and the parties thereto, consisting of (i) a $200.0 million Term Loan and (ii) a $25.0 million Revolving Credit Facility. The Senior Secured Credit Facility is secured by a first priority lien on substantially all existing and after-acquired property of the borrowers and the guarantors. The Term Loan is repayable in equal quarterly installments of $5.0 million commencing on the first fiscal quarter after the closing date, with the balance payable 5 years from the closing date. The term loan interest rate is LIBOR plus 5.50% with a LIBOR floor of 1.75% and is payable monthly. We may also structure borrowings as Eurodollar loans with an interest rate based on LIBOR rates. Currently, the LIBOR floor is in effect. We may prepay the term loan with certain prepayment penalties. Mandatory prepayments are required when we generate excess cash flows as defined under the Senior Secured Credit Facility. Under the Senior Secured Credit Facility, we are required to maintain (i) a minimum consolidated interest coverage ratio, initially, of 2.75x and increasing over the term of the facility to 4.00x, (ii) a maximum total leverage ratio, initially of 4.00x and declining over the term of the facility to 1.50x and (iii) a maximum consolidated senior leverage ratio, initially of 3.00x and declining over the term of the facility to 1.00x.

In addition to the Senior Secured Credit Agreement, in connection with the Corporate Reorganization, on September 30, 2010, MedQuist Inc., as issuer, MedQuist Transcriptions, Ltd. and CBay Inc. as co-issuers and guarantors, and we and certain of our other subsidiaries, as guarantors, entered into the Note Purchase Agreement for the issuance of $85.0 million aggregate principal amount of 13% Senior Subordinated Notes due 2016 to BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A., and THL Credit, Inc. Interest on the notes is payable in quarterly installments at the issuers’ option at either (i) 13% in cash or (ii) 12% in cash plus 2% in the form of additional senior subordinated notes. Closing and funding of the Senior Secured Credit Facility and the Senior Subordinated Notes occurred on October 14, 2010. See “Description of Indebtedness” for a more detailed description of the Senior Secured Credit Facility and the Senior Subordinated Notes.

Proceeds from the Senior Secured Credit Facility and the Senior Subordinated Notes were used by MedQuist Inc. to repay $80.0 million of indebtedness under the Acquisition Credit Facility, to repay $13.6 million indebtedness under the Acquisition Subordinated Promissory Note and to pay a $176.5 million special dividend to its stockholders. We received $122.6 million of this special dividend and used $104.1 million to extinguish our 6% Convertible Notes issued in connection with the MedQuist Inc. Acquisition and $4.1 million to extinguish other lines of credit.

Operating Activities

Cash flow provided by operating activities was $19.6 million for the six months ended June 30, 2009 compared to $13.8 million for the six months ended June 30, 2010. Receivables from customers decreased by $4.7 million for the six months ended June 30, 2009 and by $1.7 million for the six months ended June 30, 2010 due primarily to the timing of customer payments. Other current assets increased by $4.1 million for the six months ended June 30, 2010 as a result of prepaid software maintenance and deferred fees associated with the acquisition financing related to the Spheris Acquisition. Cash flow provided by operating activities was $42.7 million for the year ended December 31, 2009 compared to cash used by operating activities of $2.6 million for the year ended December 31, 2008, and cash provided by operating activities of $3.3 million for the year ended December 31, 2007. The 2009 cash flow includes a full year of results from MedQuist Inc.

As of December 31, 2009, we have approximately $130.0 million of federal net operating losses which will begin to expire in 2026, and approximately $250.0 million of state net operating losses which will expire from 2010 to 2029. To the extent these net operating losses are not subject to federal or state limitation, we can utilize these net operating losses to offset future taxable income that we may generate which would reduce future cash tax payments. We have evaluated our ability to utilize these net operating losses and currently we have a valuation allowance against a majority of the deferred tax assets related to these net operating losses.

Investing Activities

Cash used in investing activities was $6.5 million for the six months ended June 30, 2009 which reflects the purchase of property and equipment and additions to intangible assets (primarily capitalized software). Cash used by investing activities was $105.0 million for the six months ended June 30, 2010. The Spheris Acquisition accounted for $98.3 million and purchases of property and equipment and intangible assets accounted for $6.7 million of the 2010 cash used by investing activities. Cash used by investing activities was $18.5 million, $76.5 million and $12.2 million for the year ended December 31, 2007, 2008 and 2009 respectively. Payments for acquisitions and interests in affiliates were $10.2 million, $69.3 million and $2.7 million for 2007, 2008 and 2009, respectively, and the remaining cash used in investing activities primarily related to the purchase of property and equipment.

Financing Activities

Cash provided by financing activities was insignificant for the six months ended June 30, 2009. For the six months ended June 30, 2010 cash provided by financing activities was $84.6 million primarily related to the Spheris Acquisition. Financing activities used $44.4 million for the year ended December 31, 2009 representing dividends of $15.3 million to noncontrolling interests and $28.6 million related to repayments of loans. For the year ended December 31, 2008 cash provided by financing activities was $121.4 million which was primarily the result of the $124.0 million investment by our majority stockholder. For the year ended December 31, 2007, the cash provided by financing activities was $16.1 million of which the primary components were the proceeds from the sale of stock offset by repayments of indebtedness.

Contractual Obligations

The following table summarizes our obligations to make future payments under current contracts as of December 31, 2009 (in thousands):

	Payment Due By Period
		Less than
	Total	1 Year	1-3 Years	3-5 Years	After
	(In thousands)

Operating Lease Obligations	$20,770	$5,561	$13,152	$2,057	—
Purchase Obligations(1)	10,869	8,666	2,203	—	—
Long-term debt, including current maturities	107,340	6,207	3,040	98,093	—

Total Contractual Obligations	$138,979	$20,434	$18,395	$100,150	—

(1)	Purchase obligations are for telecommunication contracts ($9.6 million), software development cost ($1.0 million) and other recurring purchase obligations ($250,000).

Our debt obligations changed materially as of June 30, 2010 because of the incurrence of the debt associated with the Spheris Acquisition. The following table summarizes our obligations to make future payments of principal (excluding interest) under debt obligations as of June 30, 2010 (in thousands):

2010	$13,878
2011	23,304
2012	122,028
2013	1,044
2014	40,247
2015 and thereafter	13,591

Total	$214,091

Our debt obligations changed materially subsequent to June 30, 2010 because of the incurrence and refinancing of debt obligations then outstanding. The following table summarizes our obligations to make future payments of principal (excluding interest) under debt obligations as of June 30, 2010 on a pro forma basis after giving effect to the Recapitalization Transactions (in thousands):

2010	$10,364
2011	23,138
2012	20,568
2013	20,365
2014	20,247
2015 and thereafter	200,291

Total	$294,973

Off-Balance Sheet Arrangements

We are not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material current or future impact on our financial condition, changes in financial condition, revenue or expense, results of operations, liquidity, capital expenditures, or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes. Our offshore production costs are subject to foreign exchange fluctuation as these costs are primarily paid in Indian Rupees. We have entered in to foreign exchange contracts to offset such fluctuation. As of June 30, 2010, we had forward Indian rupee purchase contracts totaling $7.0 million at an average contract price of 46.80 Indian rupees. Such contracts have various maturities through March 31, 2011.

Interest Rate Sensitivity

We earn interest income from our balances of cash and cash equivalents. This interest income is subject to market risk related to changes in interest rates, which affects primarily our investment portfolio. We invest in instruments that meet high credit quality standards, as specified in our investment policy.

The Term Loan of our Senior Secured Credit Facility bears interest at LIBOR plus 5.50% with a LIBOR floor of 1.75%. Our interest expense associated with this loan will increase if LIBOR increases. Because the LIBOR floor is currently in effect an increase in LIBOR of approximately 1.25% will not increase our effective interest rate. A 1% increase in LIBOR above this floor would result in an approximate $2.0 million annual increase in our interest expense.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, issued, “The FASB Accounting Standards Codification” and the Hierarchy of Generally Accepted Accounting Principles. This establishes the codification as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority.

In September 2009, the FASB ratified two consensuses affecting revenue recognition:

•	The first consensus, Revenue Recognition — Multiple-Element Arrangements, sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. One of those current requirements is that there be objective and reliable evidence of the standalone selling price of the undelivered items, which must be supported by either vendor-specific objective evidence, or VSOE, or third-party evidence, or TPE. This consensus eliminates the requirement that all undelivered elements have VSOE or TPE before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted.

•	The second consensus, Software-Revenue Recognition, addresses the accounting for a transaction involving software to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s functionality.

The consensuses are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are evaluating the potential impact of these requirements on our financial statements.

Business

Overview

We are a leading provider of integrated clinical documentation solutions for the U.S. healthcare system. Our end-to-end solutions convert physicians’ dictation of patient interactions, or the physician narrative, into a high quality and customized electronic record. These solutions integrate technologies and services for voice capture and transmission, ASR, medical transcription and editing, workflow automation, and document management and distribution to deliver a complete managed service for our customers. Our solutions enable hospitals, clinics, and physician practices to improve the quality of clinical data as well as accelerate and automate the documentation process, and we believe our solutions improve physician productivity and satisfaction, enhance revenue cycle performance, and facilitate the adoption and meaningful use of electronic health records.

We are the largest provider by revenue, of clinical documentation solutions based on the physician narrative in the United States. During the three months ended June 30, 2010, we processed, on an annualized run rate basis, more than 2.9 billion lines of clinical documentation on our platform. The significant majority of lines we process are edited or transcribed by our more than 14,000 MTs and MEs. Of this volume, for the three months ended June 30, 2010, more than 60% was processed using ASR technology and nearly 40% was produced offshore. Our size allows us to handle the clinical documentation requirements of many of the largest and most complex healthcare delivery networks in the United States, provides us with economies of scale, and enables us to devote significantly more resources to enhancing our solutions through research and development than most of our competitors.

We serve more than 2,400 hospitals, clinics, and physician practices throughout the United States, including 40% of hospitals with more than 500 licensed beds. As of June 30, 2010, the average tenure of our top 50 customers was over five years, and approximately 95% of our revenue was from recurring services. Insights gained from our broad, long-standing customer relationships allow us to optimize our integrated solutions, and we believe that this positions us for future growth as we target new customers.

We have realized significant increases in both revenue and profitability as the result of two large acquisitions, MedQuist Inc., in which we acquired a majority interest in August 2008, and Spheris, which we acquired in April 2010. From 2007 to 2009, our net revenue increased from $57.7 million to $371.8 million. Over this same period, our Adjusted EBITDA increased from $2.4 million to $60.1 million, and our Adjusted EBITDA margins expanded from 4.1% to 16.2%. For a reconciliation of our net income (loss) attributable to CBaySystems Holdings Limited to Adjusted EBITDA, see “Selected Consolidated Financial and Other Data.”

Our Industry

Growth of Clinical Documentation in the United States

Over the past several decades, our industry has evolved from almost exclusively in-house production to outsourced services and from labor-intensive services to technologically-enabled solutions. The market opportunity for our solutions is driven by overall healthcare utilization and cost containment efforts in the United States. Numerous factors are driving increases in the demand for healthcare services including population growth, longer life expectancy, the increasing prevalence of chronic illnesses, and expanded coverage from healthcare reform. According to the U.S. Centers for Medicare and Medicaid Services, spending on healthcare grew from $1.2 trillion in 1998 to $2.3 trillion in 2008, representing a compound annual growth rate of 7.0%. It also projects that healthcare spending will grow to reach $4.2 trillion or 19.3% of U.S. gross domestic product, by 2018, representing a compound annual growth rate of 6.3%. At the same time, U.S. healthcare providers remain under substantial pressure to reduce costs while maintaining or improving the quality of care.

Accurate and timely clinical documentation has become a critical requirement of the growing U.S. healthcare system. Medicare, Medicaid, and insurance companies demand extensive patient care documentation. The HITECH Act includes numerous incentives to promote the adoption and meaningful use of electronic health records, or EHRs, across the healthcare industry. Consequently, healthcare providers are increasingly using EHRs to input, store, and manage their clinical data in a digital format. Healthcare providers that use EHRs require accurate, easy-to-use, and cost-effective means to input clinical data that are not disruptive to the physician workflow.

Importance of the Physician Narrative

Physicians generally use one of two methods to capture clinical data in a digital format: dictation and on-screen data entry. Dictation allows a physician to use his or her voice to document patient interactions, which is then converted into a text format or EHR record. On-screen data entry enables a physician to populate templates or drop-down menus in an EHR system, typically with a handheld or other hardware device.

In many hospital settings, dictation is the most popular method for capturing clinical data because of the many advantages it provides over on-screen data entry. From an efficiency standpoint, a physician’s time is typically the most expensive labor component of a clinical documentation process, and reducing the time required for data capture lowers costs. It is generally faster to dictate than enter data on-screen, and dictation frees up the physician to do other tasks in parallel. From a documentation standpoint, dictation allows for a flexible narration of patient interactions. Templates and drop-down menus typically restrict input to a structured format. While dictation can be converted into structured format later, it provides a more flexible method for data capture. According to a 2003 article published in the Archives of Pathology and Laboratory Medicine, dictated reports produced by medical language specialists achieve accuracy rates higher than 99%.

Market Opportunity

The need to convert and manage the physician narrative represents a substantial market opportunity. Historically, in-house hospital labor was used to transcribe clinical reports using analog recordings from physicians. Later, healthcare providers began to outsource production to domestic providers and use digital formats. Today, advanced automation technologies, such as ASR and workflow platforms, and low-cost offshore resources are available to drive substantial improvements in productivity and cost.

Outsourcing enables healthcare providers to reduce costs, gain access to leading technologies, accelerate turnaround times, improve accuracy, and fulfill security and compliance requirements. In a March 2010 report, ValueNotes estimated that spending on outsourced transcription services by hospitals, clinics, and physician practices in the United States reached $5.4 billion in 2009. ValueNotes further projected that the market for outsourced transcription would grow 8.2% per annum to $8.0 billion by 2014. As this market expands, ValueNotes projects that outsourcing will grow relative to in-house alternatives from 33% of production in 2009 to 38% by 2014.

Market Segmentation and Trends

While outsourcing provides many benefits, the landscape for outsourced service providers is highly fragmented with varying degrees of technological automation and offshore capabilities amongst providers. Thousands of local and regional providers offer limited services without technology offerings. A small set of national providers offer a combination of technology and services, but have varying degrees of technological sophistication and production capacity. Some vendors also focus more on pure technology, offering ASR software, with partnerships for third-party services, though most of these vendors lack production scale.

Over the last five years, technological automation and a rise in offshore capabilities have substantially decreased the cost of production and have further differentiated outsourcing providers. ASR has been a key technological driver of productivity gains. ASR converts the physician narrative into a text format which is available for editing. The effective use of this technology lowers the cost of production relative to conventional transcription services by replacing transcription labor with editing, which, while still required, is much less time consuming. Another key driver for cost reductions has been the increased use of offshore infrastructure and resources. Historically, most U.S. healthcare providers that outsourced their production did so to domestic service providers. With the advent of internet-based technologies and improvements in the quality and training of offshore personnel, the clinical documentation industry has seen a shift towards offshore resources to reduce costs. India is by far the most popular destination for outsourcing given relatively low wages and a highly educated English-speaking workforce.

As the industry’s cost of production has declined through increases in technological automation and offshore capabilities, the average market price for medical transcription services has also declined. This has allowed healthcare providers to participate in these economic gains. However, we believe that participants in our industry must expand their technology platforms and offshore capabilities to remain competitive.

Our Competitive Strengths

Our competitive strengths include:

•	Leader in a large, fragmented market – We are the largest provider by revenue of clinical documentation solutions based on the physician narrative in the United States. Our size enables us to meet the needs of large, sophisticated healthcare customers, provides economies of scale, and enables us to devote significantly more resources to research and development and quality assurance than many other providers.

•	Integrated solutions delivered as a complete managed service – We offer fully-integrated end-to-end managed services that capture and convert the physician narrative into a high quality customized electronic record. We integrate technologies and services for voice capture and transmission, ASR, medical transcription and editing, workflow automation, and document management and distribution. The end result is value-added clinical documentation with high accuracy and quick turn-around times.

•	Large and diversified customer base with long-term relationships – We serve more than 2,400 hospitals, clinics and physician practices throughout the United States, including 40% of hospitals with more than 500 licensed beds. We have a long-standing history with our customers, and as of June 30, 2010, approximately 95% of our revenue was from recurring services.

•	Highly-efficient operating model – We believe we have a significantly lower cost structure than many of our competitors. Over the past two years, we have driven down our cost structure through the use of technology automation, standardized processes, and offshore resources. Our use of ASR, which has grown from 39% of our volume in the fourth quarter of 2008 to 62% in the second quarter of 2010, has increased our productivity. Additionally, our expanding footprint in India has enabled us to increase our offshore production from 28% of our volume to 39% over this same period. The financial impact of these measures has been an improvement in gross margins during this timeframe from 33.8% to 35.6%. During this same time, we have grown volumes by 1.9% while sharing cost savings with our customers in the form of lower prices.

•	Proven management team – We have assembled an outstanding senior leadership team with significant industry experience and domain expertise in both domestic and offshore operations. Our management team has delivered substantial results and brings an entrepreneurial spirit with proven experience in managing growth, driving operational improvements, and successfully integrating acquisitions.

Our Strategy

Key elements of our strategy include:

•	Expand our customer base and increase existing customer penetration – We intend to grow our customer base by targeting three market segments: large healthcare providers still using in-house services, large healthcare providers currently using competing outsourced alternatives, and small-to-medium medical practices. Given our market leadership, strong solution offerings, and low cost structure, we believe we are well positioned to both replace in-house solutions as well as displace competing outsourced alternatives for large healthcare providers. For small-to-medium sized physician practices, we offer an easy-to-use web-based clinical documentation platform, CBayScribe, to expand our market share in this segment, which we believe to be underpenetrated. In order to increase penetration within our existing customer base, we intend to continue targeting additional healthcare clinical areas and facilities of our current customers. Additionally, as healthcare providers centralize their purchasing decisions, we believe that our ability to deliver outstanding services for large, complex requirements provides us with increasing access to new sales opportunities within our existing customer base and through existing customer relationships.

•	Continue to develop and enhance our integrated solutions – We seek to differentiate our integrated solutions through sophisticated technology and process improvement. We have over 100 employees dedicated to research and development. Over the last year, we launched numerous enhancements, including a front end speech platform for general medicine, additional EHR system integration, and advanced performance monitoring.

•	Enhance profitability through technical and operational expertise – We have made significant improvements in productivity through business process and infrastructure improvements. Notwithstanding reductions in customer pricing, our gross margins have expanded from 33.8% in the fourth quarter of 2008, our first fiscal quarter after we acquired MedQuist Inc., to 35.6% in the second quarter of 2010, and our Adjusted EBITDA margins have expanded from 10.8% to 17.6% for the same periods. Our management team has proven its ability to implement continuous process improvements and we intend to further increase offshore production and our use of technological automation, including ASR, to lower costs and enhance our profitability.

•	Facilitate the adoption and promote meaningful use of EHR systems – Our integrated solutions provide a comprehensive, accurate and effective method to incorporate physician narrative into an EHR system. We interface with substantially all of the leading EHR vendors to integrate our clinical documentation solutions and to help our customers realize the full potential of their EHR systems through the use of the physician narrative. In our experience, when EHR is adopted, customers tend to consolidate their purchase decisions, which benefits us as a leading provider of clinical documentation solutions.

•	Pursue strategic acquisitions – We believe that there are significant opportunities available to create value through strategic acquisitions. We intend to seek appropriate opportunities to grow our customer base, enhance our solutions, consolidate costs, and expand our value proposition to our customers.

Our Solutions

Clinical Documentation Solutions for Healthcare Providers

We provide enterprise-class solutions for healthcare providers ranging from fully-integrated end-to-end managed services to stand-alone offerings. These solutions represent the large majority of our revenues. Our solutions enable our customers to easily access advanced technologies with confidence that their clinical documentation requirements will be completed accurately and quickly. Our industry-leading solutions integrate voice capture and transmission, automated speech recognition, transcription services, workflow management, and document management and distribution capabilities.

With proprietary and licensed technologies, we enable our customers to efficiently manage their narrative-based documentation through customizable workflows. A typical workflow includes the following steps:

•	Capture — As the first step in a workflow process, users can dictate into one of several input devices, including a variety of handheld dictation devices, smartphone applications, or standard telephones. PC-based dictation stations can also be used for users who prefer to edit their own files from speech recognition. By supporting a wide array of capture methods, we provide flexibility to our customers to decide which approach works best with their workflow.

•	Manage — Captured voice files are merged with patient information from our customers’ information systems and loaded into our enterprise platform for processing. Our platform balances production resources across both in-house and outsourced personnel, and its web-based management capabilities allow administrators to easily manage workflows from anywhere at any time. We generate draft reports using ASR technology which are reviewed by our MEs. We can also use conventional transcription services from our MTs. To maintain high quality and efficiency, our platform automatically matches voice files from various specialties and acuity levels to the MTs or MEs with the appropriate skill sets. It also includes random quality checks to give timely feedback to our personnel. Turnaround time is an important metric for our customers, and so the system optimizes processing to ensure we fulfill our contracted service level agreements, which typically range from one hour to 48 hours.

•	Analyze — Completed reports are routed back to physicians or other healthcare professionals for review, final editing (as required), and authentication. These reports are then available to drive additional value added services, such as coding, data abstraction, and billing services. We provide customers with sophisticated reporting capabilities and integrated electronic signature solutions to simplify and accelerate the review of their clinical reports. We use Quantifytm, our patent-pending natural language processing technology, to convert final reports into structured documentation formats. These structured formats allow data to be loaded into an EHR system, easily analyzed for clinical documentation improvement initiatives, or used for quality measures for reporting to government agencies. In addition, reports can drive revenue cycle management processes through our web-based CodeRunnerCAC platform, which provides a complete coding workflow and workforce management solution.

•	Distribute — After being approved by the physician, electronic records are distributed. We provide a fully featured distribution solution for printing, faxing and electronic distribution to referring physicians. We have developed thousands of interfaces with major, mid-level and proprietary hospital information systems, radiology information systems, health information repositories and electronic health record systems. Our solution supports HL7 and XML-based formats which further allows us to meet the needs of each individual customer. Throughout the entire workflow, our managed service platform maintains security measures and audit trails in full compliance with HIPAA privacy and security standards and regulations and the protection of the confidentiality of patient information.

In delivering these customized workflows, we offer a variety of software products. These can work either as stand-alone solutions or as integrated solutions with our other managed services. These solutions include:

•	Enterprise platform — Our core platform provides a powerful and flexible transcription solution that integrates the process of dictation, transcription, speech recognition, and document delivery into a unified clinical information management workflow. We offer the platform typically as a managed service. For those customers that prefer to use their own services, we also offer it on a license basis. Our platform provides a high performance and highly customizable clinical documentation workflow. It integrates with every major hospital system vendor, such as Epic, Cerner, and Meditech, and we developed thousands of interfaces with customer systems.

•	SpeechQ — Our front end speech recognition solution enables physicians to dictate, edit, and sign their reports in real-time. With workflows customized for numerous medical practices, such as radiology and general medicine, SpeechQ offers end-to-end workflows that combine voice commands and dictation. SpeechQ integrates with our enterprise platform in scenarios where a physician prefers to send text to our editors for review. Additionally, it interfaces with EHR and other healthcare systems to allow patient demographic information to be automatically populated, updated, and distributed.

•	DocQVoice — Our web-based enterprise digital voice capture and transport solution is deployed at the customer’s location and integrates with both our enterprise platform and legacy dictation systems.

Clinical Documentation Solutions for Physician Group Practices, Clinics and Small Hospitals

Small healthcare providers, such as physician group practices, clinics, and small hospitals, have many of the same requirements as larger providers, but they frequently lack in-house expertise in IT systems. For these providers, we offer fully-integrated end-to-end managed services that have been tailored for their requirements. We market these offerings under CBayScribe. Through this service, we provide online access to advanced technologies through a web-based platform. This gives small healthcare providers access to functionality that was previously only available to larger hospitals. With much of the same functionality as our enterprise platform, CBayScribe gives smaller healthcare providers the same confidence and capabilities to manage their clinical documentation in an accurate and timely fashion.

Our proprietary and licensed technologies enable small healthcare providers to efficiently manage their narrative-based documentation through numerous workflows. Like our solutions for large healthcare providers, CBayScribe utilizes and maintains security measures and audit trails that establish our compliance with and assist our customers in their compliance with privacy and security standards and HIPAA regulations.

Revenue Cycle Management

We offer coding and other revenue cycle management solutions to improve customers’ reimbursement, compliance and other revenue cycle processes. CodeRunner, our internet-based coding workflow, offers coding services which are used by certain of the largest healthcare institutions in the industry. We recently added computer assisted coding to CodeRunner which, like speech recognition, provides the customer with improved productivity, increased accuracy and more consistent coding. In addition, in 2013 there is a mandate to change to the ICD-10 coding system which will increase the number of code possibilities five-fold. The only way healthcare organizations can effectively deal with this change is to adopt technology. We provide total departmental outsourcing of coding, on-site temporary assistance and remote-coding services through both VPN-enabled access to customer systems and CodeRunner. We also offer complete recovery audit and consulting services, as well as traditional coding audit services. These solutions enable our customers to utilize an end-to-end solution from dictation to billing. Revenue cycle management is a small part of our business.

Selling and Marketing

As of June 30, 2010, we employed more than 100 personnel in our sales force and account management organization. Our sales force is focused on new customer sales opportunities including both the conversion of customers that are using in-house solutions as well as the displacement of competitive offerings. This sales organization employs consultative sales techniques to deliver customized programs and solutions that respond to the customer’s unique requirements. Our account management organization is responsible for continuity of our current customer relationships and the expansion of those relationships to include additional services, facilities, or work types.

We complement our sales efforts with numerous marketing initiatives, including:

•	telemarketing and direct mail programs;

•	attending and sponsoring industry trade shows of national organizations, such as the American Health Information Management Association, Healthcare Information and Management Systems Society, Association for Healthcare Documentation Integrity, Radiological Society of North America, Society for Imaging Informatics in Medicine, and Medical Transcription Industry Alliance;

•	participating in work groups and leadership committees of the industry associations; and

•	advertising in trade journals related to our industry.

We market our integrated clinical documentation solutions using multiple brands. For health systems, hospitals and large group medical practices, we primarily market our offerings through the MedQuist Inc. brand. For small-to-medium sized physician practices, we primarily use the CBayScribe brand.

Operations

We serve our customers 24 hours a day, seven days a week with our integrated clinical documentation solutions. We use ASR in most of our production, which we complement with skilled, English-speaking MTs and MEs.

Over 14,000 of our MTs and MEs are located in the United States and India. We believe this is the largest workforce of any company providing clinical documentation services. The size of our global pool of resources allow us to quickly and efficiently provide customers with the capacity needed to implement comprehensive, scalable solutions.

Technology

Technology Development

We devote substantial resources to research and development to ensure that our solutions meet both current and future customer requirements. As of June 30, 2010, we employed a development staff of over 90 employees. Our development staff has expertise in multiple disciplines, including service oriented architectures, web-based clients, high volume transactional databases, data warehouses, web services and integration with third-party systems. We also outsource development for specific technologies, such as ASR, capture-assisted codes, encoders, databases, portal technologies and reporting. Much of the technology in our integrated solutions is proprietary. Our development personnel follow a rigorous development methodology that ensures repeatable, high quality and timely delivery of solutions.

ASR is a key component of our narrative-based solutions, and we license software for a portion of our ASR capabilities. We dual source ASR software licenses.

Technology Operations

Together with our subsidiaries, we currently operate data centers in the United States and in India. These data centers have internal and external redundancy to protect data and maintain service levels. Our three production data centers are owned and maintained, by third parties. The services provided by these third party vendors are generally available commercially at comparable rates from other vendors. Our six non-production data centers are located in existing office locations at reduced rates. Our data centers are scalable to service additional customers without significant capital investment.

Our clinical documentation solutions are hosted by us and accessed using high-speed internet connections or private network connections. We have devoted significant resources to producing software applications and managed services to meet the functionality and performance expectations of our customers. We use commercially available hardware and a combination of proprietary and commercially-available licensed software to provide our clinical documentation solutions.

Competition

Because we integrate technologies and services, we compete with companies in a number of different sectors. These competitors include:

•	in-house service departments of healthcare providers, which we believe produce the majority of clinical documentation today based on the physician narrative;

•	national medical transcription service providers, such as Focus Informatics, Inc. (a subsidiary of Nuance), Heartland Information Services, Transcend Services, Inc., and Webmedex, Inc.;

•	local or regional medical transcription service organizations;

•	ASR software vendors, such as Nuance and MultiModal, which market ASR as a means to reduce clinical documentation labor; and

•	EHR software vendors which promote their systems as a replacement to narrative-based input by using on-screen templates and drop-down boxes for data entry.

Competition for our integrated clinical documentation solutions is based primarily on the following factors:

•	accuracy and timeliness of documentation produced;

•	pricing;

•	ability to provide fully-integrated end-to-end solutions;

•	ease of upgrades and ability to add complementary offerings;

•	capacity to handle large volumes and complex workflows;

•	physician acceptance and productivity;

•	analytics provided to customers;

•	domestic or offshore production capabilities;

•	time to implement for new customers; and

•	financial stability.

We believe we compete effectively on all of the above criteria. We provide fully integrated end-to-end managed services that translate the physician narrative into a customized electronic record with high accuracy and low turnaround time. We believe that our production cost structure is among the lowest in the industry, which allows us to offer competitive prices while continuing to invest in the development of new technologies and services. We have the largest production capacity, and we believe that our operational capabilities and implementation time for new accounts are unsurpassed.

Government Regulation

The provision of clinical documentation solutions is heavily regulated by federal and state statutes and regulations. We and our healthcare customers must comply with a variety of requirements, including HIPAA and other restrictions regarding privacy, confidentiality, and security of health information.

We have structured our operations to comply with HIPAA and other regulatory and contractual requirements. We have implemented appropriate safeguards related to the access, use, or disclosure of PHI, to address the privacy and security of PHI consistent with our regulatory and contractual requirements. We also train our personnel regarding HIPAA and other requirements. We have made and continue to make investments in systems to support customer operations that are regulated by HIPAA and other regulations. Because these standards are subject to interpretation and change, we cannot predict the future impact of HIPAA or other regulations on our business and operations.

HIPAA and HITECH Act

HIPAA establishes a set of national privacy and security standards for protecting the privacy, confidentiality and security of PHI. Under HIPAA, health plans, healthcare clearinghouses, and healthcare providers, together referred to as covered entities for purposes of HIPAA, and their business associates must meet certain standards in order to protect individually identifiable health information. The HITECH Act which was enacted into law on February 17, 2009 as part of the ARRA, enhances and strengthens the HIPAA privacy and security standards and makes certain provisions of HIPAA applicable to business associates of covered entities.

As part of the operation of our business, our customers provide us with certain PHI, and we are considered to be a business associate of most of our customers for purposes of HIPAA. The provisions of HIPAA require our customers to have agreements in place with us whereby we are required to appropriately safeguard the PHI we create or receive on their behalf. As a business associate, we also have statutory and regulatory obligations under HIPAA. We are bound by our business associate agreements to use and disclose PHI in a manner consistent with HIPAA in providing services to those covered entities.

We and our customers are also subject to HIPAA security regulations that require the implementation of certain administrative, physical and technical safeguards to ensure the confidentiality, integrity and availability of EPHI. We are required by regulation and contract to protect the security of EPHI that we create, receive, maintain or transmit for our customers consistent with these regulations. These requirements include implementing administrative, physical and technical safeguards that reasonably and appropriately protect the confidentiality, integrity and availability of such EPHI. To comply with our regulatory and contractual obligations, we may have to reorganize processes and invest in new technologies. On February 17, 2010, we became directly subject to HIPAA’s criminal and civil penalties for any breaches of our privacy and security obligations.

Other Restrictions Regarding Privacy, Confidentiality, and Security of Health Information

In addition to HIPAA, numerous other state and federal laws govern the collection, dissemination, use, access to, confidentiality and security of PHI. In addition, Congress and some states are considering new laws and regulations that further protect the privacy and security of medical records or medical information. In many cases, these state laws are not preempted by the HIPAA privacy and security standards.

Intellectual Property

We rely on a combination of copyright, patent, trademark, trade secret and other intellectual property laws, nondisclosure agreements, license agreements, contractual provisions and other measures to protect our proprietary rights. We have a number of registered trademarks in the United States and abroad, including CBay®, MedQuist® and SpeechQ®. We have common law rights over a number of unregistered trademarks. We also own a limited number of United States and foreign patents and patent applications that relate to our products, processes and technologies.

We dual source license ASR software that we incorporate into our DEP, SpeechQ for Radiology and SpeechQ for General Medicine proprietary products. Some of our intellectual property is licensed from competitors.

Employees

As of June 30, 2010, we had approximately 7,000 employees in the United States and approximately 6,000 in India. Most of our employees are MTs and MEs involved in the production and quality assurance of clinical documentation. We have approximately 6,000 such specialists in the United States, virtually all of whom work from home, and approximately 5,000 in India, who primarily work at company-operated facilities. In addition, we engage approximately 3,000 MTs and MEs who are not our employees. Our large production capacity allows us to service the needs of large, complex healthcare organizations, and we estimate it is nearly three times as high as our next largest competitor.

We believe we have good relationships with our employees. Our employees are not subject to collective bargaining agreements or union representation.

Legal Proceedings

When we acquired MedQuist Inc. in August 2008, MedQuist Inc. was involved in a number of legal matters, including customer and stockholder issues and regulatory investigations. Substantially all of these legal matters have been resolved. As of June 30, 2010, one legal matter remains open related to MedQuist Inc.’s billing practices prior to the MedQuist Inc. Acquisition. The SEC is pursuing civil litigation against MedQuist Inc.’s former chief financial officer, whose employment ended with MedQuist Inc. in July 2004. Pursuant to its by-laws, MedQuist Inc. has been providing indemnification for the legal fees of this individual.

From time to time, we are involved in legal proceedings or regulatory investigations arising in the ordinary course of our business. We are not currently a party to any material legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows. See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus.

Properties

We lease 34 facilities in the U.S and India representing approximately 677,550 square feet including our administrative headquarters for our United States operations, which is located in an approximately 48,000 square foot facility in Franklin, Tennessee.

Management

Set forth below are the names and ages as of October 15, 2010 and positions with our company of the persons who will serve as our directors and executive officers upon the consummation of this offering.

Name	Age	Position

Robert M. Aquilina	55	Chairman and Chief Executive Officer
V. Raman Kumar	49	Vice Chairman and Director of CBaySystems Holdings Limited and Chief Executive Officer of CBay India
Michael Seedman	54	Chief Technology Officer and Director
Clyde Swoger	48	Chief Financial Officer
Peter Masanotti	55	President and Chief Executive Officer of MedQuist Inc.
Michael F. Clark	48	Co-Chief Operating Officer of MedQuist Inc.
Anthony James	44	Co-Chief Operating Officer of MedQuist Inc.
Frank Baker	38	Director
Peter Berger	60	Director
Merle Gilmore	62	Director
Jeffrey Hendren	49	Director
Kenneth John McLachlan	61	Director
James Patrick Nolan	50	Director

Robert M. Aquilina, Chairman and Chief Executive Officer

Mr. Aquilina has served as the Chairman of our board of directors since August 2008 and as Chief Executive Officer since October 2010. He also serves as chairman of the MedQuist Inc. board of directors and its compensation committee. He has also served as an Executive Partner, a senior operating consulting role, to SAC PCG since 2007. Prior to this, he served as an Industrial Partner at Ripplewood Holdings LLC, or Ripplewood, a private equity firm based in New York, from 2002 to 2004 and held the role of Co-Chairman of Flag Telecom Group Ltd. from 2002 to 2004. Mr. Aquilina was a board member of Japan Telecom Inc. from 2003 to 2004. Prior to these positions, Mr. Aquilina was a senior operating executive of AT&T, Inc. with a 21-year career. His last post at AT&T, ending in 2001 was as Co-President of AT&T Consumer Services and a member of the Chairman’s Operating Group. Within AT&T, Mr. Aquilina held a variety of senior positions including President of Europe, Middle East & Africa, Vice Chairman of AT&T Unisource, Vice Chairman of WorldPartners, Chairman of AT&T-UK, and General Manager of Global Data Services. Mr. Aquilina holds an M.B.A. from The University of Chicago and a B.Sc. in Engineering degree from The Cooper Union for the Advancement of Science & Art in New York (Cooper Union). Mr. Aquilina has been a Member of Cooper Union’s Board of Trustees since 2000.

V. Raman Kumar, Vice Chairman and Director of CBaySystems Holdings Limited and Chief Executive Officer of CBay India

Mr. Kumar is our co-founder, a director and has served as our Vice Chairman since August 2008 and as a director since February 2007. He has also served as the President of CBay Inc. since December 24, 2008, as Chairman & President of CBay Systems & Services Inc. since April 1, 2010 and as Executive Chairman & Chief Executive of CBay Systems (India) Private Limited since July 1, 2010. Prior to his position at CBay Systems (India) Private Limited, Mr. Kumar served as its Chairman & Managing Director from October 1, 2005 to July 1, 2010. Prior to our founding in 1998, he worked as a Senior Vice President (International Trade Finance and Marketing) at the Essar Group, a multinational conglomerate. Mr. Kumar also currently serves on the board of directors of CBay Inc. , CBay Systems & Services Inc., Mirrus Systems Inc., CBay Systems Limited, AMSPlus Inc., CBay Systems (India) Private Limited, ZTec Ventures Limited, ZNan Holdings Limited, Novo GTC FZE UAE, Spheris (India) Private Limited and CBay Infotech Ventures Private Limited. Mr. Kumar has a BA (Honors) and Masters Degree in History from St. Stephens’s College, New Delhi, India.

Michael Seedman, Chief Technology Officer and Director

Mr. Seedman has served as our Chief Technology Officer and as a director since August 2008. Mr. Seedman also serves on the MedQuist Inc. board of directors. He has more than 35 years of senior executive management, leadership and technological innovation expertise and experience. He founded Seedman and Associates in January 2000 and oversees his personal investment portfolio and has actively served on both public and private boards continuously from before its founding to the present. Mr. Seedman was the President and founder of Chrysalis Technology from 2002 through 2005, an Industrial Partner at Ripplewood from September 1997 to June 2003, where he served on the D&M Holdings Inc. board of directors from 1999 until 2003 and the Chairman of the board for Digital Networks North America from 2000 to 2003. He began his active affiliation with Ripplewood in 1999 as an Industrial Partner with Western Multiplex Corp. (acquired by Proxim Corporation), where he served on its board of directors and was their General Manager from 2001 until 2002. Prior to this, Mr. Seedman founded and was the Chairman of Entrega Technologies (acquired by Xircom), a computer peripheral design and manufacturer in 1997. Mr. Seedman was the Senior Vice President and General Manager of U.S. Robotics’ Personal Communications Division (acquired by 3Com Corporation). Prior to U.S. Robotics, from August 1993 to September 1997. Mr. Seedman served as President and Chief Executive Officer of Practical Peripherals, which he founded in 1981, sold to Hayes Microcomputer, Inc. in 1989, and operated as the CEO and President until August 1993. Mr. Seedman currently serves on the board of directors of Airvana, Revenew Systems, Inc., Cleversafe Inc. and LS Research, LLC. Mr. Seedman has served as an Executive Partner, a senior operating consultant role, to SAC PCG since 2007. Mr. Seedman attended the University of Southern California from 1974 to 1979 and received a degree in Business and Accounting.

Clyde Swoger, Chief Financial Officer

Mr. Swoger has served as our Chief Financial Officer since August 2008. Mr. Swoger has also served as a senior operating consultant to SAC PCG since August 2007, assisting with the identification and evaluation of acquisition opportunities. Mr. Swoger founded Creative Business Solutions LLC, a start-up management consulting firm, in September 2006 and where he currently serves as President. Between 2004 and July 2006 Mr. Swoger provided consulting and management services to several start-up companies. Prior to that time, Mr. Swoger served as Senior Vice President and General Manager of DeVilbiss Air Power Company (Pentair) from 2001 to 2003. He also held the position of Vice President of Business Development of Pentair Tools Group in 2001. Prior to this, Mr. Swoger held various executive positions in Sanford Corporation and Kohler International Ltd including Vice President Business Development and Group Controller. Mr. Swoger holds a B. Sc. in Materials Engineering and a Masters of Business Development from the University of Michigan.

Peter L. Masanotti, President and Chief Executive Officer of MedQuist Inc.

Mr. Masanotti has served as MedQuist Inc.’s Chief Executive Officer since September 2008 and as MedQuist Inc.’s President since November 2008. Prior to this, Mr. Masanotti was Managing Director and Global Head of Business Process Sourcing at Deutsche Bank, an international bank, since May 2007, where he was responsible for offshore and onshore labor productivity and efficiency for the investment banking platform. From July 2005 through May 2007, Mr. Masanotti was the Chief Operating Officer and Executive Vice President of Office Tiger LLC, a business outsourcing firm which services major investment banks and Fortune 500 companies. From December 2001 to May 2005, Mr. Masanotti served as Chief Operating Officer of Geller & Company, a privately held finance and accounting outsourcing firm. He also held executive positions at Baltimore Technologies Inc., a Dublin, Ireland-based e-security solutions provider, and at International Telecommunication Data Systems Inc., a leading billing and customer care solutions provider to the wireless telecommunication industry. Mr. Masanotti received his B.A. in economics from the University of Connecticut-Storrs. He is also a graduate of the Temple University School of Law.

Michael F. Clark, Co-Chief Operating Officer of MedQuist Inc.

Mr. Clark has served as MedQuist Inc.’s Co-Chief Operating Officer since June 2009. Mr. Clark previously served as MedQuist Inc.’s Senior Vice President of Operations from February 2005 to June 2009. From November 2003 until February 2005, Mr. Clark served as MedQuist Inc.’s Senior Vice President of Operations for its Western Division. From May 2002 until November 2003, Mr. Clark served as MedQuist Inc.’s Vice President of

Operations for its Southwest Division and from January 1998 until July 2000, he served as Region Vice President for the Southeast. Mr. Clark joined MedQuist Inc. in 1998 through MedQuist Inc.’s acquisition of MRC Group. While at MRC, Mr. Clark served as Vice President, Marketing and Corporate Services. From May 2001 until May 2002, Mr. Clark served as Chief Operating Officer for eScribe, a firm that outsources the HIM function in hospitals. While at MRC, Mr. Clark served as Vice President, Marketing and Corporate Services. Mr. Clark received his B.S. in Marketing and International Business from Miami University in Oxford, Ohio and an MBA from the University of Miami in Coral Gables, Florida.

Anthony James, Co-Chief Operating Officer of MedQuist Inc.

Mr. James has served as MedQuist Inc.’s Co-Chief Operating Officer since June 2010, following MedQuist Inc.’s acquisition of Spheris. Prior to becoming the Co-Chief Operating Officer of MedQuist Inc., Mr. James was the Chief Operating Officer for Spheris from 2006 to April 2010. Prior to becoming the Chief Operating Officer of Spheris, Mr. James served as Spheris’ Chief Financial Officer from 2001 to 2006 and Corporate Controller from 1999 to 2001. Prior to that time, Mr. James worked in a variety of financial roles over a seven-year tenure with Mariner Post-Acute Network, a long-term healthcare company. Mr. James is a certified public accountant and received his B.A. in Accounting from the University of Northern Iowa.

Frank Baker, Director

Mr. Baker has served as a director since August 2008.  He also serves as a non-executive director of MedQuist Inc. Mr. Baker is a co-founder of SAC PCG and has been a Managing Director since 2007. Prior to establishing SAC PCG, Mr. Baker was a Managing Director at Ripplewood and RHJ International from 2004 to 2006 where he was responsible for making various private equity investments and taking RHJ International public on the Brussels Stock Exchange. He joined Ripplewood’s New York office in 1999 and transferred to Ripplewood Japan, Inc. in 2002. Prior to joining Ripplewood, Mr. Baker spent over three years in investment banking as an Associate at J.P. Morgan Securities Inc. in its Capital Markets Group and as an Analyst at Goldman Sachs & Co. in its Mergers and Acquisitions Group. Mr. Baker also currently serves as director of Cosmos Bank, Taiwan. Mr. Baker has a B.A. in Economics from the University of Chicago and an M.B.A. from Harvard Business School.

Peter Berger, Director

Mr. Berger has served as a director since August 2008.  He also serves as a non-executive director of MedQuist Inc. Mr. Berger is a co-founder of SAC PCG and has been a Managing Director since 2007. Mr. Berger was a founding member of Ripplewood. From 1995 to 1998 and from 2000 to 2006, Mr. Berger served as both a Managing Director of Ripplewood and as a Special Senior Advisor to the Board of RHJ International. Prior to joining Ripplewood, Mr. Berger served as Managing Director and Chief Executive Officer of Mediacom Venture LLC, a boutique investment advisory firm from 1999 to 2000. From 1989 to 1991, he served as a Managing Director in investment banking at Bear Stearns Companies. Prior to this, Mr. Berger was a senior partner and global head of the Corporate Finance Group at Arthur Andersen & Co., where he began his career in 1974. Mr. Berger also served as Non-Executive Chairman of the Board of Kepner-Tregoe, Inc., a management consulting company and currently serves as director of Cosmos Bank, Taiwan. Mr. Berger has a B.Sc. from Boston University and an M.B.A. from Columbia University Graduate School of Business.

Merle L. Gilmore, Director

Mr. Gilmore has served as a director since August 2008. He has been President of LKR Technology Partners, LLC since 2001. Mr. Gilmore served as an Industrial Partner of Ripplewood from 2001 to 2008 and has been an Executive Partner of SAC PCG since 2009. Mr. Gilmore was a senior executive of Motorola, Inc., holding numerous senior management positions including Executive Vice President and President of the Land Mobile Products Sector from 1993 to 1997, Executive Vice President and President for Europe, Middle East and Africa from 1997 to 1998 and Executive Vice President and President of the Communications Enterprise from 1998 to 2000. Mr. Gilmore has been a director of Revenew Systems LLC, a marketing company, since 2006. In April, 2010 he was named Chairman of the Board of Airvana Network Solutions, Inc. He was previously a member of the Proxim Corp., Japan Telecom, Inc. and Mediabolic, Inc. boards of directors and the Chairman of the Board and a representative officer of D&M Holdings Inc. from 2001 to 2006. Mr. Gilmore received his B.S. in Electrical Engineering from the University of Illinois and his M.S. in Electrical Engineering from Florida Atlantic University.

Jeffrey Hendren, Director

Mr. Hendren has served as a director since August 2008. He is a co-founder of SAC PCG and has been a Managing Director since 2007. He currently also serves as a director on our board and on the board of Cosmos Bank, Taiwan. Prior to establishing SAC PCG in 2007, Mr. Hendren was a Managing Director at Ripplewood and RHJ International from 1997 to 2007 where he was responsible for making various private equity investments and taking RHJ International public on the Brussels Stock Exchange. Before joining Ripplewood and RHJ International, Mr. Hendren was a member of Goldman, Sachs & Co.’s merger department from 1989 to 1997 and, from 1981 to 1988, Mr. Hendren held various positions at Georgia Pacific Corp. Mr. Hendren has a B.Sc. from Indiana University and an M.B.A. from Harvard Business School.

Kenneth John McLachlan, Director

Mr. McLachlan has served as a director since May 2007. He is the founder and has been the chairman of the consulting firm McLachlan & Associates since January 1992. Prior to that, he held leadership roles at companies such as PricewaterhouseCoopers from January 1970 to December 1987, Boehringer Mannheim from January 1988 to December 1993, Mackie Plc from January 1995 to December 1997. Mr. McLachlan during the past five years has held directorships at various UK international private companies, including Vitaflo International Ltd. He is a qualified Chartered Accountant in Scotland as well as being a Registered Accountant in The Netherlands. He is also a Fellow of the Institute of Taxation in the UK.

James Patrick Nolan, Director

Mr. Nolan has been a director since August 2008. He is an Executive Vice President at Royal Philips Electronics and is Head of Mergers & Acquisitions, a position he has held since June 2005. Mr. Nolan joined Philips, at its headquarters in Amsterdam, Netherlands, in 2000 as an executive in the Mergers & Acquisitions department. Prior to joining Philips, Mr. Nolan held merger and acquisition roles at companies including Credit Commercial de France, Coopers & Lybrand Management Consultants and Rabobank Internations. He has held several board positions including being a board member of Navteq Inc., the world’s leading digital navigation software company, and SHL Telemedicine Ltd., an IT-based healthcare company. Mr. Nolan qualified as a barrister after having graduated in Law from the University of Oxford in the United Kingdom and he subsequently gained an MBA from INSEAD, France.

There are no family relationships among any of our executive officers and directors.

Board of Directors

Our board of directors, or board, currently consists of nine directors. Within twelve months after our common stock is listed on The NASDAQ Global Market, we expect that a majority of our board members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and in The NASDAQ Listing Rule 5605(a)(2).

Committees of the Board

Our board currently includes an audit committee, a remuneration committee and a nomination committee. After the Corporate Reorganization and the completion of this offering, the committees of our board will consist of an audit committee, a remuneration committee and a nomination and corporate governance committee.

Audit Committee

Our audit committee currently consists of Messrs. McLachlan and Berger. We expect to have an independent director under the corporate governance standards of The NASDAQ Global Market and the independence requirements of Rule 10A-3 of the Exchange Act at the completion of this offering, a second independent member within 90 days of the completion of this offering and a third independent member within one year of the completion of this offering so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and in NASDAQ Listing Rule 5605(a)(2). The independent member of our audit committee, upon the completion of this offering, will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K.

The purpose of the audit committee will be to assist our board in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, (4) the performance of our internal audit function and (5) the performance of our independent registered public accounting firm.

Our board will adopt a written charter for the audit committee, which will be available on our website upon the completion of this offering.

Remuneration Committee

Our remuneration committee currently consists of Messrs. Baker, Hendren, Aquilina and Gilmore. We expect to have an independent director under the corporate governance standards of The NASDAQ Global Market and the independence requirements of Rule 10A-3 of the Exchange Act at the completion of this offering, a second independent member within 90 days of the completion of this offering and the remaining members as independent within one year of the completion of this offering so that all of our remuneration committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and in the NASDAQ Listing Rule 5605(a)(2). The purpose of the remuneration committee is to assist our board in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executive officers and directors and (2) monitoring our incentive and equity-based compensation plans. Following the completion of this offering, the remuneration committee will also assist our board in preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

Our board will adopt a written charter for the remuneration committee, which will be available on our website upon the completion of this offering.

Nomination Committee

Our nomination committee currently consists of Messrs. Berger, Baker, Hendren and McLachlan. We expect to have an independent director under the corporate governance standards of The NASDAQ Global Market and the independence requirements of Rule 10A-3 of the Exchange Act at the completion of this offering, a second independent member within 90 days of the completion of this offering and the remaining members as independent within one year of the completion of this offering so that all of our nomination and corporate governance committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and in NASDAQ Listing Rule 5605(a)(2). The purpose of our nomination committee is to assist our board in discharging its responsibilities relating to (1) developing and recommending criteria for selecting new directors and (2) screening and recommending to the board individuals qualified to become executive officers.

Our board will adopt a written charter for the nominating committee, which will be available on our website upon completion of this offering.

Duties of Directors

Under Delaware law, our directors will have a duty of loyalty to act honestly and in good faith with a view to our best interests. Our directors will also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our certificate of incorporation and by-laws. A stockholder has the right to seek damages if a duty owed by our directors is breached. You should refer to “Description of Capital Stock” for additional information on our standard corporate governance under Delaware law.

Remuneration Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our remuneration committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

Code of Business Conduct and Ethics

We expect that, prior to the completion of the offering, our board will adopt a code of business conduct and ethics applicable to our directors, officers and employees, in accordance with applicable rules and regulations of the SEC and The NASDAQ Global Market.

Compensation Discussion and Analysis

Named Executive Officers

For the fiscal year ended December 31, 2009, the following individuals constitute our named executive officers, or NEOs:

•	Robert Aquilina, our Chairman and Chief Executive Officer;

•	V. Raman Kumar, our Vice Chairman;

•	Clyde Swoger, our Chief Financial Officer;

•	Michael Seedman, our Chief Technology Officer; and

•	Peter Masanotti, President and Chief Executive Officer of MedQuist Inc.

Remuneration Committee

Our remuneration committee currently consists of Messrs. Baker, Aquilina and Gilmore. The key responsibilities of the remuneration committee are to consider and recommend to our board the framework for the remuneration of our executive officers. The remuneration committee is also required to consider and recommend to our board the total individual remuneration package of each employee director and executive officer, including bonuses, incentive payments and stock options or other equity and equity-based awards. The remuneration committee is also empowered to review the design of all equity and equity-based incentive plans and recommend the approval of such plans to our board. None of the directors votes on decisions concerning his or her own remuneration.

MedQuist Inc. Compensation Committee

MedQuist Inc., our majority-owned subsidiary, has a separately constituted compensation committee composed of Messrs. Aquilina, Baker, Berger and Pinckert. Mr. Pinckert is an independent director of MedQuist Inc. and also serves as the Chairman of the MedQuist Inc. audit committee. The key responsibilities of the compensation committee are to make recommendations to the MedQuist Inc. board of directors regarding the following:

•	the corporate and individual goals and objectives relevant to the compensation of MedQuist Inc.’s executive officers;

•	the evaluation of MedQuist Inc.’s corporate performance and the performance of its executive officers in light of such goals and objectives; and

•	the compensation of MedQuist Inc.’s executive officers based on such evaluations.

Compensation Philosophy

We provide our NEOs with incentives tied to the achievement of our corporate objectives or, in the case of Mr. Masanotti, objectives that are tied solely to the performance of MedQuist Inc.

The remuneration and compensation committees have each separately established a total compensation philosophy and structure designed to accomplish the following objectives:

•	attract, retain and motivate executives who can thrive in a competitive environment of continuous change and who can achieve positive business results in light of challenging circumstances;

•	provide executives with a total compensation package that recognizes individual contributions, as well as overall business results; and

•	promote and reward the achievement of objectives that our board or the MedQuist Inc. board, as applicable, and management believes will lead to long-term growth in shareholder value.

To achieve these objectives, we intend to maintain compensation arrangements that tie a substantial portion of our NEOs’ overall compensation to the achievement of our key strategic, operational and financial goals or to our individual business divisions, as applicable.

Role of Named Executive Officers in Setting Compensation

Our NEOs do not play a role in their own compensation determinations, other than discussing individual performance objectives with members of the remuneration or compensation committee, as applicable.

Elements of Compensation

Our and MedQuist Inc.’s executive compensation programs utilize four primary elements to accomplish the objectives described above:

•	base salary;

•	annual cash incentives linked to corporate and individual performance;

•	long-term incentives in the form of equity-based awards;

•	severance and/or change in control benefits; and

•	perquisites.

We believe that we can meet the objectives of our executive compensation program by achieving a balance among these elements that is competitive with our industry peers and creates appropriate incentives for our NEOs. Actual compensation levels are a function of both corporate and individual performance as described under each compensation element set forth below. In making compensation determinations, the remuneration and compensation committees consider the competitiveness of compensation both in terms of individual pay elements and the aggregate compensation package provided to our NEOs.

Base Salary

We provide our NEOs with base salary in the form of fixed cash compensation to compensate them for services rendered during the fiscal year. The current salaries for our NEOs were negotiated at the time that they were hired and are set forth in their employment agreements, which were negotiated individually with each executive. The remuneration and compensation committees believe that the initial salaries of our NEOs were set at levels competitive with individuals with similar responsibilities in similarly-sized public companies in the healthcare IT sector. The base salary of each of our NEOs is reviewed annually by the remuneration or compensation committee, as applicable, to determine if any salary adjustments are appropriate. Generally, in making a determination of whether to make base salary adjustments, the remuneration and compensation committees consider the following factors:

•	success in meeting our (or, in the case of Mr. Masanotti, MedQuist Inc.’s) strategic operational and financial goals;

•	an assessment of such executive officer’s individual performance; and

•	changes in scope of responsibilities of such executive officer.

In addition, the remuneration and compensation committees consider internal equity within our organization and the aggregate levels of compensation earned by our NEOs.

None of our NEOs received base salary increases during 2009 since each of them had commenced employment in the second half of 2008 in accordance with newly negotiated employment arrangements. In addition, no base salary adjustments for our NEOs were made for 2010 in light of the difficult economic climate and because it was determined that the salaries were sufficient to retain and incentivize our executives. The current base salaries of our NEOs are as follows:

2010 Annual Base
Name	Salary Rate ($)

Robert Aquilina	$500,000
V. Raman Kumar	$500,000
Clyde Swoger	$300,000
Michael Seedman	$120,000
Peter Masanotti	$500,000

Annual Cash Compensation—Performance-Based Incentive Bonus Program

We believe that performance-based cash incentives play an essential role to motivate our NEOs to achieve defined annual goals. The objectives of our and MedQuist Inc.’s annual management incentive plans are to:

•	align the interests of executives and senior management with our strategic plan and critical performance goals;

•	motivate and reward achievement of specific, measurable annual individual and corporate performance objectives;

•	provide payouts commensurate with corporate performance;

•	provide competitive total compensation opportunities; and

•	enable us to attract, motivate and retain talented executive management.

Our incentive bonus plans are designed to reward our executives for the achievement of pre-established annual financial targets and management objectives or personal performance, as applicable. These objectives are established for each individual NEO based upon the scope of his responsibility. Specifically, Messrs. Aquilina, Swoger and Seedman’s bonuses were based upon our consolidated performance (including MedQuist Inc.), Mr. Kumar’s bonus was based upon the performance of our operations (excluding MedQuist Inc.), and Mr. Masanotti’s bonus was based on the performance of MedQuist Inc. alone.

2009 Incentive Plans

Each of our NEOs was eligible to earn an annual bonus up to either a predetermined dollar amount or a percentage of such executive’s base salary, as set forth in each NEO’s employment agreement. Our NEOs are eligible to earn their annual bonus based upon the achievement of target performance objectives under our 2009 Incentive Plan and, for Mr. Masanotti, under the MedQuist Inc. 2009 Incentive Plan (together with our 2009 Incentive Plan, the 2009 Plans), as follows:

Executive	Maximum Bonus for 2009

Robert Aquilina	$750,000
V. Raman Kumar	$750,000
Clyde Swoger	$400,000
Michael Seedman	$180,000
Peter Masanotti	$700,000	(1)

(1)	Represents 140% of base salary.

Performance Measures

Payments of incentive awards were based on the achievement of a combination of corporate performance objectives which were established for each NEO and an assessment of individual performance toward achievement of such corporate objectives as a way to communicate and measure our performance expectations and to maintain and unify our executives’ focus on our key strategic objectives. The actual bonus payable for a particular year is bifurcated into a corporate performance-based element and a discretionary element based on the remuneration and compensation committees’ subjective assessment of the applicable NEO’s individual performance in relation to the achievement of pre-established net revenues and Adjusted EBITDA goals established exclusively for the 2009 Plans. As noted below, the individual incentive pool was funded at 30% of the total of all participants’ aggregate maximum incentives and was allocated to eligible participants at the discretion of our board in respect of the 2009 Incentive Plan and the MedQuist Inc. board in respect of the MedQuist Inc. 2009 Incentive Plan. For 2009, each NEO’s cash bonus was based upon the achievement of the following criteria, with the percentage weightings as set forth below:

Objective	Weighting

Net revenues	35%
Adjusted EBITDA	35%
Personal performance	30%

Adjusted EBITDA was calculated as defined in the 2009 Plans.

The corporate performance-based element of the annual bonus incentive was calculated on the basis of achieving net revenues and Adjusted EBITDA targets under the 2009 Plans, based on internal financial goals set in connection with the remuneration and compensation committees’ consideration and approval of the annual operating plans for 2009 for us and for MedQuist Inc., respectively. The range of potential payouts under the 2009 Plans reflected the level of achievement of the applicable financial goals for 2009. No payout was available for performance below 80% of the Adjusted EBITDA target and/or below 90% of the net revenues target. The maximum payout for each performance metric was capped at 170% of the pro-rated maximum bonus amount bonus amount (and, with respect to the corporate performance targets, which maximum applied) for performance in excess of 115% of the Adjusted EBITDA target and/or for performance in excess of 110% of the net revenues target).

Actual corporate performance was measured against the targeted levels for each of the two financial objectives under the 2009 Plans and weighted in accordance with the weightings set forth above. In addition, the remuneration and compensation committees assessed each NEO’s personal performance, with the potential payout percentage ranging from 0% to 170% for the individual performance portion of the annual bonus incentive. Notwithstanding the foregoing, in no event could the total payout, based on an assessment of both corporate and personal performance, exceed the maximum bonus amount for each NEO set forth in his employment agreement.

For fiscal 2009, as established exclusively for our 2009 Incentive Plan, our consolidated net revenues goal was $389.4 million and the Adjusted EBITDA goal was $69.1 million, which targets were achieved at 46% and 110%, respectively for the 2009 fiscal year. For fiscal 2009, the net revenues goal for our operations excluding MedQuist Inc. was $85.8 million and the Adjusted EBITDA goal for our operations excluding MedQuist Inc. was $17.3 million, neither of which targets was achieved. For fiscal 2009, as established exclusively for the MedQuist Inc. 2009 Incentive Plan, the net revenues goal was $315.6 million and the Adjusted EBITDA goal was $52.8 million, which targets were achieved at 97% and 110%, respectively.

The actual bonus payment made to each of the NEOs was based upon the actual performance for the quantifiable financial performance objectives as well as a subjective assessment of the individual’s performance. In addition to determining the applicable payout percentages based on the achievement of the applicable corporate financial goals for our NEOs, set forth above, the remuneration and compensation committees determined the level of achievement of each NEOs personal performance, and then approved the overall bonus payment for 2009. Based on actual performance measured against plan objectives, as well as the committees’ subjective assessment of each

NEO’s personal performance, the remuneration and compensation committees, as applicable, approved the following cash incentive payments for 2009:

							Total 2009 Incentive
	Net		Adjusted				Bonus Payout ($)
Executive	Revenues		EBITDA		Personal		(% of maximum)

Robert Aquilina	$120,750	(46%)	$289,013	(110%)	$175,500	(78%)	$585,263	(78%)
V. Raman Kumar	$0	(0%)	$0	(0%)	$382,500	(170%)	$382,500	(51%)
Clyde Swoger	$64,400	(46%)	$154,140	(110%)	$0	(0%)	$218,500	(55%)
Michael Seedman	$28,980	(46%)	$69,363	(110%)	$42,120	(78%)	$140,463	(78%)
Peter Masanotti	$238,385	(97%)	$269,500	(110%)	$192,115	(92%)	$700,000	(100%)

The foregoing table also shows the payment as a percentage of the maximum bonus for each NEO.

The bonus payments are normally paid by the end of the first quarter of the year following the year in which the bonus is earned. If for any reason the bonus payment is delayed, it generally accrues interest between March 31st and the actual date of payment, which shall not be later than December 31, 2010, at the rate of 7% per year.

2010 Management Incentive Plans

The target bonus opportunities under the 2010 management incentive plans for us and MedQuist Inc., or the 2010 Plans, remain unchanged from 2009 levels for each of our NEOs. However, the corporate objectives and the percentage weightings for objectives under the 2010 Plans were changed to a 50% weighting for Adjusted EBITDA, and a 25% weighting for each of (i) annualized net sales volume and (ii) personal performance in relation to achievement of corporate objectives, in each case established exclusively for the 2010 Plans.

Equity-Based Incentive Plans

Equity Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our NEOs. Historically, all of our equity awards have been in the form of stock options. We believe that equity-based compensation provides our NEOs with a direct interest in our long-term performance, creates an ownership culture and aligns the interests of our NEOs and our stockholders. Grants of stock options, including those to our NEOs, are approved by our board and are granted at an exercise price at our above the fair market value of our common stock on the date of grant. Options are generally subject to a time-based vesting schedule, which furthers our objective of employee retention, as it provides an incentive to our executives to remain in our employ during the vesting period. Similarly, MedQuist Inc. has implemented its own equity award program to offer long-term incentives to its executives, including Mr. Masanotti who holds options granted under a MedQuist Inc. equity incentive plan, as described in greater detail below.

Options Granted to Named Executive Officers under the 2007 Plan

Messrs. Aquilina, Kumar, Swoger and Seedman were awarded stock options under our 2007 Equity Incentive Plan, or the 2007 Plan, pursuant to the provisions of their employment agreements executed in August 2008 in connection with the completion of the MedQuist Inc. Acquisition. Such stock options were granted by our board on August 6, 2008 with an exercise price of £0.70 per share. The options are subject to the following vesting schedule: one-third of the shares vested on August 6, 2009, and one-sixth of the shares vest every six months thereafter, such that the options will be fully vested on August 6, 2011. Any unvested options will automatically vest if the executive’s employment is terminated without “cause” or the executive quits for “good reason” (as each such term is defined in the executive’s employment agreement). As noted above, subject to the NEO’s continued service, all unvested options will accelerate automatically upon a “change in control” (as such term is defined in the executive’s option agreement). Generally, an executive can exercise vested options following a termination of employment without cause or a resignation with or without good reason for a period of 90 days following such termination; however, this period will be extended to 12 months in the event of death or disability. Pursuant to the terms of the management stockholders agreement, each executive is subject to a customary lock-up for a period of 180 days following this offering.

Stand-Alone Executive Option Award

On June 12, 2007, our board approved a grant of options over 1,400,080 shares of our common stock to Mr. Kumar outside of the 2007 Plan. The options were granted in three tranches, of which only options over 253,680 shares remain outstanding and exercisable. The options were granted with an exercise price of $1.75 per share, which was equal to the price at which our common stock was issued in our initial public offering on AIM. The options vested on June 18, 2007, the date on which our shares were admitted for trading on AIM. The options will remain exercisable for a period of six months from the date of termination of Mr. Kumar’s employment (except a termination for cause, unless otherwise determined by the remuneration committee). If not exercised, the options will expire on June 12, 2017.

MedQuist Inc. Option Grant

On September 30, 2008, pursuant to the terms of Mr. Masanotti’s employment agreement, MedQuist Inc. granted Mr. Masanotti an option to purchase up to 295,749 shares of MedQuist Inc. common stock at $4.85 per share, which was the fair market value of MedQuist Inc. common stock on the date of grant. On March 2, 2009, MedQuist Inc. entered into an amended and restated stock option agreement with Mr. Masanotti to (i) amend the exercise price of the original stock option grant and (ii) to provide that if Mr. Masanotti’s employment by MedQuist Inc. is terminated for “cause” (as defined in Mr. Masanotti’s employment agreement), the option will terminate immediately in full. The amended option agreement:

•	increased the exercise price to $8.25;

•	provides that the option vests as to one-third of the shares subject to the option on the first anniversary of the grant date and one-sixth of the shares subject to the option vest every six month anniversary thereafter, such that the option will be fully vested the third anniversary of the grant date; and

•	provides that upon the occurrence of a “change in control” (as such term is defined in the amended and restated option agreement) or termination of Mr. Masanotti’s employment without “cause” or by him for “good reason” (each as defined in Mr. Masanotti’s employment agreement), the options shall become immediately exercisable, to the extent not already vested.

Severance and Change in Control Benefits

We and MedQuist Inc., as applicable, have entered into severance arrangements with each of Messrs. Aquilina, Kumar, Swoger, Seedman and Masanotti, as set forth in their respective employment agreements, and as discussed in detail under the heading “Potential Payments Upon Termination or Change in Control,” below. These arrangements were determined on the basis of arm’s length negotiations at the time we entered into the respective employment agreements with each of our NEOs. In general, the severance benefits are designed to provide economic protection to our key executives in order that they can remain focused on our business without undue personal concern in the event that an executive’s position is eliminated or significantly altered, including in connection with a change in control. We recognize that circumstances may arise in which we may consider eliminating certain key positions that are no longer necessary, including in connection with a change in control transaction. These benefits are intended to provide the security needed for the executives to remain focused and reduce the distraction regarding personal concerns during a transition.

In addition, under the terms of the option awards granted to our NEOs, all options that are unvested at the time of an executive’s termination without cause or resignation for good reason will automatically vest in full upon such termination. Additionally, all unvested options will automatically accelerate in the event of a change of control of us or MedQuist Inc., as the case may be.

Benefits and Perquisites

We and MedQuist Inc. each maintain broad-based benefits for all of our respective full-time employees, including health, dental, life and disability insurance, as well as our 401(k) plan. These benefits are offered to our NEOs on the same basis as all other employees, except that we provide, and pay the premiums for, additional long-term disability and life insurance coverage for Mr. Masanotti.

Tax and Accounting Considerations

We structure our compensation program in a manner that is consistent with our compensation philosophy and objectives. Internal Revenue Code Section 162(m) (as interpreted by IRS Notice 2007-49) denies a federal income tax deduction for certain compensation in excess of $1 million per year paid to the chief executive officer and the three other most highly-paid executive officers (other than the company’s chief executive officer and chief financial officer) of a publicly-traded corporation. Certain types of compensation, including compensation based on performance criteria that are approved in advance by stockholders, are excluded from the deduction limit. In addition, “grandfather” provisions may apply to certain compensation arrangements that were entered into by a corporation before it was publicly held. Our policy will be to qualify compensation paid to our executive officers for deductibility for federal income tax purposes to the extent feasible. However, to retain highly skilled executives and remain competitive with other employers, the Remuneration and Compensation Committees will have the right to authorize compensation that would not otherwise be deductible under Section 162(m) or otherwise.

We endeavor to design our equity incentive awards in a manner that will result in equity accounting treatment under applicable accounting standards.

Summary Compensation Table

The following table sets forth, for the year ended December 31, 2009, summary information concerning the compensation of our NEOs.

						Non-Equity
					Options	Incentive Plan	All Other
Name and Principal Position	Year	Salary	Bonus		Awards(2)	Compensation	Compensation	Total

Robert Aquilina, Chairman and Chief Executive Officer	2009	$500,000		$175,579(1)	—	$409,684(3)	—	$1,085,263

V. Raman Kumar, Vice Chairman and Director of CBaySystems Holdings Limited and Chief Executive Officer of CBayIndia	2009	$500,000		$382,500(1)	—	$0(3)	—	$882,500

Clyde Swoger, Chief Financial Officer	2009	$300,000	$	—(1)	—	$218,500(3)	—	$518,500

Michael Seedman, Chief Technology Officer	2009	$120,000		$42,139(1)	—	$98,324(3)	—	$260,463

Peter Masanotti, President and Chief Executive Officer of MedQuist Inc.	2009	$500,000		$192,115(1)	—	$507,885	—	$1,200,000

(1)	The amounts in this column represent payments made pursuant to the discretionary element of the 2009 Incentive Plans.

(2)	As discussed under the heading “Equity-Based Incentive Plans—MedQuist 2002 Stock Option Plan—MedQuist Option Grant” above, on September 30, 2008, MedQuist Inc. made a stock option grant to Mr. Masanotti to purchase up to 295,749 shares of MedQuist Inc. common stock, which agreement was subsequently amended on March 2, 2009. The amendment increasing the exercise price of the stock option grant from $4.85 to $8.25 per share did not result in any incremental fair value over the amount calculated for the 2008 fiscal year.

(3)	The amounts in this column represent payments made pursuant to the corporate performance-based element of the 2009 Plans.

Grants of Plan-Based Awards in Fiscal Year 2009

The following table sets forth each grant of an award made to each NEO for the year ended December 31, 2009.

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)
	Threshold	Target	Maximum
Name	($)	($)	($)

Robert Aquilina	$187,500	$441,176	$750,000
V. Raman Kumar	$187,500	$441,176	$750,000
Clyde Swoger	$100,000	$235,294	$400,000
Michael Seedman	$45,000	$105,882	$180,000
Peter Masanotti	$175,000	$411,765	$700,000

(1)	Represents the performance-based element of the awards granted under the 2009 Plans. The material terms of these annual cash incentive awards are discussed above (see “Compensation Discussion and Analysis—Annual Cash Compensation—Performance-Based Incentive Bonus Program”).

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table

We have entered into written employment agreements with each of our NEOs that provide for the payment of base salary and for each NEO’s participation in our bonus programs and employee benefit plans. See “Executive Employment Agreements,” below. In addition, each agreement specifies payments and benefits that would be due to such named executive officer upon the termination of his employment with us. See “Potential Payments Upon Termination or Change in Control” below, for additional information regarding amounts payable upon termination to each of our NEOs.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth all outstanding equity awards held by each of our NEOs as of December 31, 2009.

	Number of Securities Underlying Unexercised Options (#)
Name	Exercisable		Unexercisable	Option Exercise Price		Option Expiration Date

CBaySystems Holdings Limited(1)
Robert Aquilina	726,167		1,452,333	£0	.70(3)	August 6, 2018
V. Raman Kumar	1,860,067		3,720,133	£0	.70(3)	August 6, 2018
	253,680	(2)	—	$1.75		June 12, 2017
Clyde Swoger	259,333		518,667	£0	.70(3)	August 6, 2018
Michael Seedman	363,067		726,133	£0	.70(3)	August 6, 2018
MedQuist Inc.(4)
Peter Masanotti	98,583		197,166	$8.25		September 30, 2018

(1)	All options over our common shares granted to each of our NEOs except Mr. Masanotti (with the exception of outstanding vested options over 253,680 of our shares issued to Mr. Kumar as a stand-alone grant) were issued under the 2007 Plan on August 6, 2008. One-third of these options vested on August 6, 2009, with the remaining options vesting in one-sixth increments on each six month anniversary thereafter. All outstanding unvested options will accelerate in full upon a change in control; the options will also accelerate following a termination of employment by us without “cause” or by the executive for “good reason” (see “Compensation Discussion and Analysis—Equity-Based Incentive Plans—2007 Equity Incentive Plan—Options Granted to Named Executive Officers under the 2007 Plan,” above).

(2)	Represents options granted outside of the 2007 Plan which vested on June 18, 2007.

(3)	When our shares are delisted from AIM and listed on The NASDAQ Global Market, the exercise price will be adjusted and converted into U.S. dollars.

(4)	As discussed under “Compensation Discussion and Analysis—Equity-Based Incentive Plans—MedQuist Inc. 2002 Stock Option Plan—MedQuist Option Grant” above, on September 30, 2008, MedQuist Inc. made an option grant to Mr. Masanotti over 295,749 shares of its common stock at the then applicable fair market value of $4.85 per share. On March 2, 2009, MedQuist Inc. entered into an amended option agreement with Mr. Masanotti to, among other things, increase the exercise price of the option to $8.25 per share. One third of the option vested on September 30, 2009 (the first anniversary of the grant date) and one-sixth of the option vests on each six month anniversary thereafter.

Option Exercises and Stock Vested During Last Fiscal Year

There were no option exercises by any of our NEOs during the year ended December 31, 2009.

Pension Benefits and Non-Qualified Deferred Compensation

None of our NEOs participates in any qualified or non-qualified defined benefit plan or any non-qualified deferred compensation plan that provides for payments or other benefits at or in connection with retirement sponsored by us or by MedQuist Inc.

Executive Employment Agreements

Robert Aquilina

We entered into an employment agreement with Robert Aquilina in August 2008 pursuant to which Mr. Aquilina serves as our Executive Chairman. The term of the agreement expires on December 31, 2011, but will be automatically extended for additional one year periods unless notice is provided by either party that the term will not be extended.

Mr. Aquilina is entitled to an annual base salary of $500,000, subject to increase as may be determined from time to time in the sole discretion of our board. Mr. Aquilina is eligible to earn an annual bonus award of up to $750,000 based upon achievement of performance objectives established by our board. Mr. Aquilina also received a signing bonus in the amount of $1 million, one-half of which was paid within 10 days following the commencement date, and the remaining half of which was paid on December 22, 2009. Additionally, Mr. Aquilina was granted stock options over 2,178,500 of our ordinary shares, subject to the terms and conditions of the 2007 Plan.

The employment agreement provides that in the case of termination without “cause” (including our election not to extend the employment term) or resignation with “good reason” (as such terms are defined below), Mr. Aquilina is entitled to a payment of a pro-rata bonus for the year of termination and, subject to his execution of a release, continued payment of his base salary for a period of 12 months following the date of such termination.

Mr. Aquilina is also subject to certain restrictive covenants regarding non-competition, non-interference and non-solicitation of employees and consultants for a period of one year following termination of employment and certain restrictive covenants regarding non-disclosure of confidential information and intellectual property.

V. Raman Kumar

We entered into an employment agreement with Mr. Kumar on August 2, 2008 pursuant to which Mr. Kumar serves as our Vice-Chairman and previously served as our Chief Executive Officer. The term of the agreement expires December 31, 2011, and unless otherwise agreed in writing, continuation of Mr. Kumar’s employment thereafter will be deemed “at will” and will not extend any of the provisions of his employment agreement.

Mr. Kumar is entitled to an annual base salary of $500,000, subject to increase as may be determined from time to time in the sole discretion of our board. Mr. Kumar is eligible to earn an annual bonus award of up to $750,000 based upon achievement of performance objectives established by our board. Additionally, Mr. Kumar received a signing bonus of $1 million, one-half of which was paid on or within 10 days following the commencement date and the remaining half of which was paid on December 22, 2009. Additionally, Mr. Kumar was granted options over 5,580,200 of our common shares, subject to the terms and conditions of the 2007 Plan.

Upon a termination without “cause” or resignation for “good reason” (as such terms are defined below), Mr. Kumar is entitled to, subject to his execution of a release, continued payment of his base salary until the earlier of six months following the date of such termination and December 31, 2011.

Clyde Swoger

We entered into an employment agreement with Clyde Swoger on August 7, 2008 pursuant to which Mr. Swoger serves as our Chief Financial Officer. The term of the agreement expires on December 31, 2011, but will be automatically extended for additional one-year periods unless notice is provided by either party that the term will not be extended.

Mr. Swoger is entitled to an annual base salary of $300,000, subject to increase as may be determined from time to time in the sole discretion of our board. Mr. Swoger is eligible to earn an annual bonus award of up to $400,000, based upon achievement of performance objectives established by our board. Mr. Swoger also received a signing bonus in the amount of $500,000, one-half of which was paid within 10 days following the commencement date, the remaining half of which was paid on December 22, 2009. Additionally, Mr. Swoger was granted stock options over 778,000 shares of our ordinary shares, subject to the terms and conditions of the 2007 Plan.

Mr. Swoger is entitled to the same severance benefits and is subject to the same restrictive covenants as Mr. Aquilina, as set forth above.

Michael Seedman

We entered into an employment agreement with Michael Seedman on August 8, 2008 pursuant to which Mr. Seedman serves as our Chief Technology Officer. The term of the agreement expires on December 31, 2011, but will be automatically extended for additional one-year periods unless notice is provided by either party that the term will not be extended.

Mr. Seedman is entitled to an annual base salary of $120,000, subject to increase as may be determined from time to time in the sole discretion of our board. Mr. Seedman is eligible to earn an annual bonus award of up to $180,000 based upon achievement of performance objectives established by our board. Mr. Seedman also received a signing bonus in the amount of $750,000, one-half of which was paid within 10 days following the commencement date, and the remaining half of which was paid on December 22, 2009. Additionally, Mr. Seedman was granted stock options over 1,089,200 of our ordinary shares, subject to the terms and conditions of the 2007 Plan.

Mr. Seedman is entitled to the same severance benefits and is subject to the same restrictive covenants as Mr. Aquilina, as set forth above.

Peter Masanotti

In connection with his appointment as MedQuist Inc.’s Chief Executive Officer, MedQuist Inc. entered into an employment agreement with Mr. Masanotti, dated as of September 3, 2008, pursuant to which he agreed to serve through December 31, 2011. The agreement renews automatically for successive one-year periods thereafter unless either party provides written notice that the term will not be extended.

In structuring Mr. Masanotti’s compensation, the MedQuist Inc. board of directors considered the importance of motivating a new Chief Executive Officer to make a long-term commitment to MedQuist Inc. and to consistently grow its business. Pursuant to the terms of his employment agreement, Mr. Masanotti was entitled to receive up to

$800,000 on or prior to February 1, 2009 as a signing bonus based upon certain conditions which did not transpire; consequently, MedQuist Inc.’s obligation to pay this amount was extinguished. Mr. Masanotti is entitled to receive an annual base salary of $500,000 and an annual bonus award based upon the achievement of performance objectives established by the MedQuist Inc. board of up to 140% of his base salary.

Pursuant to the terms of his employment agreement, Mr. Masanotti received a stock option grant to purchase up to 295,749 shares of MedQuist Inc. common stock. See “Compensation Discussion and Analysis — Equity-Based Incentive Plans — MedQuist Inc. 2002 Stock Option Plan — MedQuist Option Grant” above, for additional information regarding the stock option grant to Mr. Masanotti.

Mr. Masanotti is entitled to the same severance benefits as Mr. Aquilina, as set forth above. Mr. Masanotti is also subject to certain restrictive covenants regarding non-competition, non-interference and non-solicitation of employees and consultants for a period of one year following termination of employment, and certain restrictive covenants regarding non-disclosure of confidential information and intellectual property.

Potential Payments Upon Termination or Change in Control

The following is a description of payments and benefits that would be due to each of our NEOs upon the termination of his employment with us or MedQuist Inc., as applicable, and upon a change in control of us or MedQuist, Inc., as the case may be. The amounts in the table below assume that each termination was effective as of December 31, 2009 and are merely illustrative of the impact of a hypothetical termination of each executive’s employment or the consummation of a change in control on December 31, 2009 of us or MedQuist Inc., as applicable. The amounts that would be payable upon an actual termination of employment or an actual change in control can only be determined at the time of such termination based on the facts and circumstances then prevailing.

The following table provides the total dollar value of the compensation that would be paid to each of our NEOs assuming a change in control of us or MedQuist Inc., as applicable, or the termination of his employment in certain defined circumstances, on December 31, 2009, pursuant to the arrangements described above:

			Termination
		Termination	without Cause
		on Death or	or for		Change in
Named Executive Officer	Compensation	Disability	Good Reason		Control

Robert Aquilina	Salary Continuation	—	$500,000		—
	Pro-Rata Bonus	$585,263	$585,263		—
	Option Acceleration	—	$52,037	(1)	$52,037	(1)

	Total	$585,263	$1,137,300		$52,037
V. Raman Kumar	Salary Continuation	—	$250,000		—
	Pro-Rata Bonus	$382,500	$—		—
	Option Acceleration	—	$133,289	(1)	$133,289	(1)

	Total	$382,500	$383,289		$133,289
Clyde Swoger	Salary Continuation	—	$300,000		—
	Pro-Rata Bonus	$218,500	$218,500		—
	Option Acceleration	—	$18,585	(1)	$18,585	(1)

	Total	$218,500	$537,085		$18,585
Michael Seedman	Salary Continuation	—	$120,000		—
	Pro-Rata Bonus	$140,463	$140,463		—
	Option Acceleration	—	$26,017	(1)	$26,017	(1)

	Total	$140,463	$286,480		$26,017
Peter Masanotti	Salary Continuation	—	$500,000		—
	Pro-Rata Bonus	$700,000	$700,000		—
	Option Acceleration	—	$0	(2)	$0	(2)

	Total	$700,000	$1,200,000		$0

(1)	Value represents the gain the NEO would receive in the event all unvested options were accelerated on December 31, 2009, calculated as the positive difference, or spread, between our share price on December 31, 2009 of £0.725 per share and the exercise price of the option, converted into U.S. dollars using an exchange rate of $1.433/£1, which is the interbank exchange rate reported on Oanda on such date.

(2)	Because the closing price of MedQuist Inc.’s common stock on December 31, 2009 was lower than the exercise price of the options held by Mr. Masanotti, the acceleration of the options would have had no reportable value as of December 31, 2009 (i.e. there would be no “spread” if the options were exercised on such date).

Severance Payments Upon Termination of Employment

Under the terms of their employment agreement with us, each of our NEOs except Mr. Kumar is entitled to payments of a pro-rata bonus for the year of termination and continuation of his then current base salary for 12 months in the event that:

•	his employment is terminated by us or MedQuist Inc., as the case may be, without “cause” (as defined below), or

•	he resigns for “good reason” (as defined below).

Each of our NEOs, except for Mr. Kumar, is also entitled to the continuation of his then current base salary for 12 months in the event that we or MedQuist Inc., as the case may be, elect not to renew the executive’s employment term beyond December 31, 2011.

In order to receive continued payments of base salary, the executive would be required to execute and deliver a general release of claims against us.

Additionally, each of our NEOs is entitled to receive a pro-rata bonus for the year in which his employment terminates on account of death or disability, calculated on the basis of our actual performance for the year and payable when such bonus would otherwise have been payable had the NEO’s employment not terminated.

As used in the employment agreements with us and MedQuist Inc.,

(1) “Cause” means the occurrence of any of the following: (a) executive’s failure to substantially perform his duties (other than as a result of total or partial incapacity due to physical or mental illness) (b) dishonesty (willful dishonesty, in the cases of Messrs. Aquilina, Swoger and Seedman) in the performance of executive’s duties, (c) executive’s conviction of, or plea of nolo contendere to a crime constituting (x) a felony under the laws of the United States or any state thereof or (y) a misdemeanor involving moral turpitude, (d) executive’s willful malfeasance or willful misconduct in connection with his duties or any intentional (willfull for Mr. Masanotti) act or omission which is demonstrably injurious to our financial condition or business reputation or that of our subsidiaries or affiliates, or (e) executive’s breach of the employment agreement provisions relating to non-competition, non-interference, non-solicitation, confidentiality and our intellectual property.

(2) For each of our NEOs except Messrs. Masanotti and Kumar, “good reason” means (a) breach by us of any material term of employment agreement, (b) any material diminution in executive’s authority or responsibilities, or (c) relocation of the executive’s primary place of employment to a location more than 30 miles from the location specified in his employment agreement; provided that any of the foregoing events shall constitute good reason only if we fail to cure such event within 30 days after receipt from the executive of written notice of the event which constitutes good reason; provided, further, that “good reason” shall cease to exist for an event on the 60th day following the later of its occurrence or the executive’s knowledge thereof, unless he has given us written notice thereof prior to such date.

(3) As used in Mr. Masanotti’s employment agreement with MedQuist Inc., the term “good reason” means (a) the failure to pay or cause to be paid his base salary or annual bonus when due, (b) any reduction in his base salary or annual bonus opportunity set forth in the employment agreement, (c) any substantial and sustained diminution in his authority, title, reporting relationship or responsibilities from those described in the employment agreement, or (d) MedQuist Inc.’s material breach of the employment agreement; provided that any of the foregoing events shall constitute good reason only if MedQuist Inc. fails to cure such event within 30 days after receipt from Mr. Masanotti of written notice of the event which constitutes good reason; provided, further, that “good reason”

shall cease to exist for an event on the 60th day following the later of its occurrence or Mr. Masanotti’s knowledge thereof, unless he has given us written notice thereof prior to such date. Further, “good reason” will not be deemed to have occurred by reason of Mr. Masanotti’s reassignment to serve as the President or in another capacity as the most senior executive of a division if MedQuist Inc. materially expands its business.

(4) As used in Mr. Kumar’s employment agreement, “Good Reason” means (a) our failure to pay Mr. Kumar’s base salary or annual bonus, or (b) any substantial and sustained diminution of his authority or responsibilities; provided that either of the events will constitute good reason only if we fail to cure such event within 30 days after receipt from Mr. Kumar of written notice; provided further that good reason will not exist for an event on the 60th day following the later of its occurrence or Mr. Kumar’s knowledge thereof, unless he has given us written notice prior to such date.

As noted above, our NEOs are bound by certain non-competition, non-interference and non-solicitation covenants which extend for a period of 12 months following termination of employment for any reason.

Change in Control Benefits

Pursuant to the terms of the option agreements under the 2007 Plan with each of our NEOs except Mr. Masanotti, all unvested options will accelerate in full upon a change in control (see “Equity-Based Incentive Plans—2007 Equity Incentive Plan—Change in Control,” above).

Pursuant to the terms of Mr. Masanotti’s amended and restated option agreement, all unvested options will accelerate in full upon a “change in control” of MedQuist Inc. For purposes of the amended and restated option agreement, “change in control” is defined as: (i) the sale or disposition of all or substantially all of MedQuist Inc.’s assets other than to certain permitted holders, (ii) any person or group (other than to certain permitted holders) becoming the beneficial owner of more than 50% of the total voting power of MedQuist Inc. common stock, (iii) a recapitalization or other corporate transaction in which the majority of the beneficial stock ownership of MedQuist Inc. before the transaction is not retained by the then current holders in substantially the same proportions, (iv) the incumbent directors ceasing to constitute a majority of the MedQuist Inc. board during any 12 month period, (v) we cease to own a majority interest in MedQuist Inc., or (vi) SAC PEI CB Investment, L.P., or SAC CBI, ceases to remain obligated to file a Schedule 13D under the Exchange Act in respect of its beneficial ownership in MedQuist Inc.

Equity Incentive Plans

2007 Equity Incentive Plan

We maintain our 2007 Equity Incentive Plan which was adopted on June 12, 2007 and subsequently amended on September 4, 2008. The 2007 Plan provides a framework for the grant of equity and other-equity related incentives to our employees, directors, officers and consultants (excluding those who provide services exclusively to MedQuist Inc.). The aggregate number of shares of our common stock which may be issued and/or transferred pursuant to awards made under the 2007 Plan may not exceed, when aggregated with the number of shares issued or remaining issuable or transferred or remaining transferable in respect of awards made under the 2007 Plan, 10% of the number of shares then outstanding. No additional awards will be granted under the 2007 Plan following the closing of this offering, but the 2007 Plan will continue to govern the terms and conditions of all options granted under the 2007 Plan which remain outstanding.

Awards Available for Grant

Benefits under the 2007 Plan consist of stock options, stock appreciation rights, restricted stock, restricted stock units and other share, share-based or cash awards. Awards granted under the 2007 Plan cannot be assigned, transferred, charged or otherwise disposed of or encumbered.

Stock Options

Stock options, or Options, consist of a right to purchase shares which may be granted to participants at any time as determined by our board. Our board has the authority to determine the terms of any option award granted under the 2007 Plan. All options have been granted with an exercise price that equals or exceeds the fair market value for our common stock on the date of grant. Only options are currently outstanding under the 2007 Plan.

Change in Control

Pursuant to the terms of the options granted to our NEOs, in the event of a “change in control” (as defined below), all outstanding options will accelerate in full and the board will give executives reasonable notice and an opportunity to exercise any vested options in advance of the consummation of such “change in control”. “Change in control” means: (i) the sale or disposition of all or substantially all of our assets, (ii) any person or group becoming the beneficial owner of more than 50% of the total voting power of our common stock, (iii) a recapitalization or other corporate transaction in which the majority of our beneficial stock ownership before the transaction is not retained by the then current holders in substantially the same proportions, (iv) the incumbent directors ceasing to constitute a majority of our board during any 12 month period, or (v) SAC CBI ceasing to be a beneficial owner of at least 5% of the total voting power of our voting stock.

Termination of Employment or Service

In the case of a qualifying termination of employment or service by reason of death, disability, redundancy or retirement, or upon the transfer of an employing company or business, the award agreement will specify what portion of the award will lapse and, for vested options, the applicable period during which such awards may be exercised following termination of employment.

Adjustments

Our board may make or provide for such adjustments in the number and kind of shares and/or the exercise price of shares subject to outstanding awards granted under the 2007 Plan as it may determine as equitably required to prevent dilution or enlargement of the rights of participants that would otherwise result from any change in our capital structure including, but without limitation, from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in our capital structure, (b) any merger, consolidation, spin off, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing (other than a change in control).

Amendments

Our board may at any time amend the 2007 Plan, in whole or in part, provided that any amendment which may require approval by our shareholders in order to comply with applicable law and the rules of any relevant stock exchange will not be effective until such approval has been obtained. The board may amend the terms of any award granted under the 2007 Plan provided that no amendment to the material advantage of participants may be made without the prior approval of our shareholders, and no amendment may impair the rights of any participant without his or her consent.

MedQuist Inc. 2002 Stock Option Plan

Set forth below is a summary of certain significant portions of the MedQuist Inc. 2002 Stock Option Plan, or the MedQuist Inc. Option Plan, pursuant to which the MedQuist Inc. board granted certain stock option awards to Mr. Masanotti.

Eligibility and Administration

All officers, key employees and consultants of MedQuist Inc., including all non-employee directors, are eligible to receive options under the MedQuist Inc. Option Plan.

Amendment and Termination

Options may not be granted pursuant to the MedQuist Inc. Option Plan after the tenth anniversary of the approval of the plan by shareholders of MedQuist Inc.. The board of MedQuist Inc. reserves the right to modify, amend, suspend or terminate the MedQuist Inc. Option Plan; provided, however, that such action shall not affect options granted under the MedQuist Inc. Option Plan prior to the actual date on which such action occurred. The MedQuist Inc. board will also seek shareholder approval for any amendment where such approval is required by law.

Number of Shares and Adjustment

As of October 1, 2010, the number of MedQuist Inc. shares of common stock which may be issued upon the exercise of options granted under the MedQuist Inc. Option Plan is 1,500,000 shares. The aggregate number and kind of shares issuable under the MedQuist Inc. Option Plan is subject to appropriate adjustment to reflect changes in the capitalization of MedQuist Inc., such as by stock dividend, stock split or other similar circumstances. Any shares of MedQuist Inc. common stock subject to options that terminate unexercised will be available for future options granted under the MedQuist Inc. Option Plan.

Exercise Price and Terms

The exercise price for options granted under the MedQuist Inc. Option Plan shall be equal to at least the fair market value of the MedQuist Inc. common stock as of the date of the grant of the option. Unless terminated earlier by the option’s terms, options granted under the MedQuist Inc. Option Plan will generally expire ten years after the date they are granted.

Termination of Service; Death; Non-Transferability

Except in the case of an optionholder’s death or disability, all unexercised options will terminate 90 days after the date either (i) the optionee ceases to perform services for MedQuist Inc., or (ii) MedQuist Inc. delivers or receives notice of an intention to terminate the employment relationship. An optionee who ceases to be an employee because of a disability must exercise the option within one year after he ceases to be an employee (but in no event later than the expiration date). The heirs or personal representative of a deceased employee who could have exercised an option while alive may exercise such option within one year following the employee’s death (but in no event later than the expiration date). Unless the compensation committee provides otherwise, options granted under the MedQuist Inc. Option Plan are not transferable except in the event of death by will or the laws of descent and distribution.

Compensation of Directors

We currently do not pay Frank Baker, Peter Berger, Jeffery Hendren or our employee directors any compensation for their service on our board. Our other non-employee directors are paid an annual retainer of $50,000, except for Mr. McLachlan who receives $60,000 annually which reflects an additional $10,000 retainer for his role as chair of our audit committee. All directors are reimbursed for all reasonable expenses incurred by them in connection with their service on our board.

During 2009, our non-employee directors (other than Messrs. Berger, Baker and Hendren) received the following compensation from us:

	Fees Earned or
Director	Paid in Cash	Total ($)

Charles Siegfried Habermacher (former director)	$50,000	$50,000
Atim Kabra (former director)	$50,000	$50,000
Kenneth John McLachlan	$60,000	$60,000
Merle Gilmore(1)	$32,432	$32,432
James Patrick Nolan(2)	$25,000	$25,000

(1)	Merle Gilmore was entitled to an annual retainer of £10,000 for the first half of 2009; the retainer arrangement was amended effective as of our 2009 annual general meeting to conform to the rate of $50,000 per year which is payable to our other non-employee directors who receive retainers for service on our board (except for Mr. McLachlan who receives an additional $10,000 per year for his role as chair of our audit committee).
(2)	Reflects pro-rated amount of annual cash retainer paid or earned during 2009 based on partial year service on our board.

Principal and Selling Stockholders

The following table and accompanying footnotes set forth information regarding the beneficial ownership of our shares as of October 11, 2010 based on the shares outstanding as of October 11, 2010, of (i) each person known by us to own beneficially more than 5% of our common stock, (ii) each selling stockholder, (iii) each of the named executive officers, (iv) each of our current directors, (v) all current members of the board and the executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

The number of shares and percentages of beneficial ownership prior to this offering set forth below are based on the number of shares to be issued and outstanding immediately prior to the consummation of this offering. The number of shares and percentages of beneficial ownership after this offering set forth below are based on the number of shares to be issued and outstanding immediately after the consummation of this offering.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise noted, the address of each director and executive officer is c/o CBaySystems Holdings Limited, 9009 Carothers Parkway, Franklin, TN 37067.

				After this Offering
				Number	Assuming the		Assuming the
				of Shares	Underwriters’		Underwriters’
			Number	Subject	Option is		Option is
	Prior to this Offering		of Shares	to the	Not Exercised		Exercised in Full
Name and Address of beneficial	Number	Percent	Being	Underwriters’	Number	Percent	Number	Percent
owner	of Shares	of Shares	Offered	Option	of Shares	of Shares	of Shares	of Shares

Principal Stockholders
S.A.C. PEI CB Investment, L.P.(1)	89,988,851	56.9%	—	—	89,988,851		89,988,851
GMO Emerging Markets Fund, a series of GMO Trust	11,896,352	7.5	—	—	11,896,352		11,896,352
Godrej Group(2)	9,624,540	6.1	—	—	9,624,540		9,624,540
Directors and Named Executive Officers
Robert Aquilina(3)	1,451,970	*	—	—	1,451,970		1,451,970
V. Raman Kumar(4)	7,051,802	4.5	—	—	7,051,802		7,051,802
Michael Seedman(5)	725,952	*	—	—	725,952		725,952
Clyde Swoger(6)	518,537	*	—	—	518,537		518,537
Peter Masanotti	—	—
Frank Baker	—	—
Peter Berger	—	—
Merle Gilmore	—	—
Jeffrey Hendren	—	—
Kenneth John McLachlan	—	—
James Patrick Nolan	—	—

After this Offering
				Number	Assuming the		Assuming the
				of Shares	Underwriters’		Underwriters’
			Number	Subject	Option is		Option is
	Prior to this Offering		of Shares	to the	Not Exercised		Exercised in Full
Name and Address of beneficial	Number	Percent	Being	Underwriters’	Number	Percent	Number	Percent
owner	of Shares	of Shares	Offered	Option	of Shares	of Shares	of Shares	of Shares

All directors and executive officers as a group (13 persons)	121,258,004	76.6
Selling Stockholders

*	Less than 1%.

(1)	S.A.C. PEI CB Investment, L.P., or SAC CBI, is a Cayman Islands limited partnership. Its general partner is S.A.C. PEI CB Investment GP, Limited, or SAC CBI GP, a Cayman Islands company. The directors of SAC CBI GP are Peter Berger and Peter Nussbaum, each a U.S. citizen. The address of SAC CBI and SAC CBI GP is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands.

(2)	These shares include 8,182,148 shares held by Godrej Industries Limited and 1,442,392 shares by Godrej International Limited.

(3)	Mr. Aquilina is our Chairman and our Chief Executive Officer. Of the shares shown as beneficially owned, all represent shares issuable pursuant to options that are currently vested and exercisable.

(4)	Mr. Kumar is our Vice Chairman and a director. Of the shares shown as beneficially owned, all represent shares issuable pursuant to options that are currently vested and exercisable.

(5)	Mr. Seedman is our Chief Technology Officer and a director on our board. Of the shares shown as beneficially owned, all represent shares issuable pursuant to options that are currently vested and exercisable.

(6)	Mr. Swoger is our Chief Financial Officer. Of the shares shown as beneficially owned, all represent shares issuable pursuant to options that are currently vested and exercisable.

Certain Relationships and Related Party Transactions

Agreements with SAC PCG and Affiliates and Related Transactions

Subscription Agreement

On May 21, 2008, we entered into a subscription agreement, or the Subscription Agreement, with SAC CBI, and SAC PCG. Under the Subscription Agreement, we issued 89,988,851 shares of our common stock for an aggregate purchase price of $124.0 million and SAC CBI thereby acquired a majority interest in us. We used the proceeds received under the Subscription Agreement to fund a portion of the costs of the MedQuist Inc. Acquisition.

Stock Purchase Agreement

On May 21, 2008, we and our wholly-owned subsidiary, CBay Inc., entered into a stock purchase agreement with Royal Philips Electronics N.V., or Philips, pursuant to which CBay Inc. purchased 26,085,086 shares of common stock, or approximately 69.5% of the outstanding common stock of MedQuist Inc. for (i) $98.1 million in cash, (ii) our 6% Convertible Notes and (iii) a $26.2 million promissory note. The 6% Convertible Notes and the $26.2 million promissory note have been repaid.

Management Stockholders Agreements

In connection with the MedQuist Inc. Acquisition, certain members of our senior management team, including Robert Aquilina, Raman Kumar, Michael Seedman and Clyde Swoager, collectively, the Management Stockholders, we and SAC CBI entered into stockholder’s agreements, each a Management Stockholder’s Agreement. Each Management Stockholder’s Agreement imposes significant restrictions on transfer of shares of our common stock held by the relevant Management Stockholder. Generally, shares will be nontransferable by any means at any time prior to the third anniversary of the closing date of the subscription or the occurrence of a “change in control,” as defined in the Management Stockholder’s Agreement, except pursuant to the exercise of “drag-along rights” and “tag-along rights” (as described below) and (i) sales to us, (ii) sales to certain permitted transferees, or (iii) with our prior written consent, in the case of common stock, or the prior written consent of SAC CBI, in the case of common stock issuable or issued upon exercise of options. Under each Management Stockholder’s Agreement, if SAC CBI proposes to transfer shares of common stock to a third party purchaser, then SAC CBI will have “drag-along rights” to require the relevant Management Stockholder to sell to the third party purchaser, on the same terms and conditions as apply to SAC CBI, shares of such common stock and vested options. Under each Management Stockholder’s Agreement, if SAC CBI proposes to transfer shares of common stock to a third party purchaser (other than SAC CBI) in a or constituting a “change in control,” then the relevant Management Stockholder shall have “tag-along rights” to sell on the same terms and conditions as apply to SAC CBI.

Consulting Services Agreement

On August 19, 2008, we entered into an agreement, or the Consulting Services Agreement, with S.A.C. PEI CB Investment II, LLC, or SAC CBI II, an affiliate of SAC CBI, and Lehman Brothers Commercial Corporation Asia, or LBCCA, and collectively with SAC CBI II, the Consultants. The Consulting Services Agreement was entered into to, among other thing, effect the economic understanding regarding the terms upon which SAC CBI acquired its ownership interest in us and to address restrictions on our ability to sell shares at a discount at the time of SAC CBI’s investment in us. It provides for annual payments, to be made in quarterly installments, of approximately $1.9 million to SAC CBI II and $0.9 million to LBCCA, which may at our option be paid in shares of our common stock at fair market value in lieu of cash. We account for payments of the annual consulting fee as a capital transaction. In addition, we agreed to indemnify and reimburse the Consultants and their affiliates for their out-of-pocket expenses in connection with the services rendered under this agreement. Our payment obligations extend for five years from the date of the agreement, unless a “change of control” as defined in the agreement occurs, in which case the present value of all amounts not previously paid become due upon the change of control. Fees in the amount of $1.1 million and $2.8 million were recorded for the years ended December 31, 2008 and 2009, respectively. As of December 31, 2008 and 2009 and June 30, 2009, we have accrued and recorded in due to related parties $1.1 million, $2.2 million and $2.2 million, respectively. In July 2009, we issued

2,566,195 shares of our common stock and in May 2010 we issued 651,881 shares of our common stock to satisfy a portion of the amounts due. The closing of this offering and of the MedQuist Exchange will result in a “change of control” under the Consulting Services Agreement and we intend to issue additional shares to satisfy our remaining obligations under the agreement based upon the initial public offering price for our shares in this offering. Based upon the current price for our shares, the number of shares issuable would be approximately 4.5 million.

Transaction Fees

In connection with the MedQuist Inc. Acquisition, we paid a transaction fee of $8.0 million in the aggregate to two affiliates of SAC PCG and to LBCCA.

On May 4, 2010, the audit committee of MedQuist Inc.’s board of directors approved the payment of a $1.5 million success-based fee to SAC PCG in connection with the Spheris Acquisition.

We have approved a $5.0 million payment to SAC PCG in connection with the Corporate Reorganization.

Voting Agreement

In connection with the MedQuist Exchange, we entered into a voting agreement, dated September 30, 2010, with SAC CBI, SAC CB II, and International Equities (S.A.C. Asia) Limited, the SAC Stockholders. Under this agreement, the SAC Stockholders agreed to vote the shares held by them in favor of any matter subject to a vote of our stockholders that is reasonably necessary for consummation of the transactions contemplated by the Exchange Agreement.

Registration Rights Agreement

In connection with this offering, we will enter into a Registration Rights Agreement with the SAC Stockholders to provide registration rights with respect to shares of our common stock outstanding held by the SAC Stockholders and their affiliates. The Registration Rights Agreement will provide them with an unlimited number of “demand” registrations and “piggyback” registration rights. In addition, the Registration Rights Agreement will provide that the SAC Stockholders and their affiliates may request that we file a shelf registration statement beginning on the 181st day after this offering. The Registration Rights Agreement will also provide that we will pay certain expenses relating to such registrations and indemnify against certain liabilities, which may arise under the Securities Act.

Stockholders Agreements

In connection with this offering, we will enter into a stockholders’ agreement with the SAC Stockholders, or the IPO Stockholders’ Agreement. The IPO Stockholders’ Agreement will grant the SAC Stockholders and their affiliates the right to nominate to our board a number of designees, or SAC Directors, equal to: (i) three directors so long as they hold at least 20% of our voting power; (ii) two directors so long as they hold at least 10% of our voting power; and (iii) one director so long as they hold at least 5% of our voting power. They have the right to remove and replace their director-designees at any time and for any reason and to nominate any individual(s) to fill any such vacancies.

In connection with the MedQuist Exchange, we will enter into a stockholders agreement, or the MedQuist Exchange Stockholders Agreement, with the SAC Stockholders and the investors party to the MedQuist Exchange. For so long as the SAC Stockholders have the right to nominate the SAC Directors, each Investor (as defined in the MedQuist Exchange Stockholders Agreement) agrees, among other things (i) that for a period of one year from the closing under the MedQuist Exchange and thereafter for so long as it owns at least three percent of our outstanding shares, it will vote all of its voting shares, or (as applicable) provide its written consent in respect thereof, in favor of the election of the SAC Directors to our board and (ii) not to take any action that would cause the number of directors constituting the entire board to be greater than eleven without the prior written consent of SAC CBI.

Under the MedQuist Exchange Stockholders Agreement, the Investors will have “piggyback” registration rights with respect to their shares of common stock in the event that we sell shares of our common stock. With respect to any underwritten public offering, each Investor also agrees to a lock-up period of 180 days beginning on the effective date of the initial public offering or 90 days beginning on the effective date of any other public offering.

Other Related Party Transactions

Effective February 10, 2009 the former CEO and President of Mirrus Systems Inc., or Mirrus, Nanda Krishnaiah, who also served as a former executive director on our board, resigned from services with us. Under the terms of his settlement, we paid him $390,000 in severance and purchased his 13% stake in Mirrus for $690,000. Mirrus is now our wholly owned 100% subsidiary.

During 2007, we repaid a loan made to us from V. Raman Kumar, our Vice Chairman and a director, in the amount of $226,706 plus interest. For the years ended December 31, 2007 and 2008, we received certain consulting services from Mr. Kumar for an aggregate amount of $396,000.

We sold software solution services to CBay Systems Limited, owned by our predecessor parent and in which Mr. Kumar was a director, in the amount of $920,000 and $471,000 for the years ended December 31, 2007 and 2008, respectively. During the year ended December 31, 2008, CBay Systems Limited transferred certain assets to us at an aggregate value of $704,000 together with the related underlying liabilities against certain assets amounting to $184,000 to be adjusted against receivables from CBay Systems Limited. During the year ended December 31, 2008, CBay Systems Limited settled amounts recoverable by transferring to us certain fixed assets of an aggregate value of $614,000. The balance receivable from CBay Systems Limited of $760,000 was not considered recoverable and accordingly it was written off. For the years ended December 31, 2007 and 2008, we provided transcription services of $7.3 million and $574,000 respectively, and for the year ended December 31, 2007, software and management services of $1.2 million to CBay Systems Limited. For the years ended December 31, 2007 and 2008, we also provided customer relationship and front end services to CBay Systems Limited of $683,000 and $59,000, respectively. For the years ended December 31, 2007 and 2008, we received reimbursement of expenses of $233,000 and $120,000, respectively, and made reimbursements of expenses to CBay Systems Limited for an aggregate value of $398,000 and $107,000, respectively. Further, we have provided short term advances to CBay Systems Limited for an aggregate value of $5.3 million for the year ended December 31, 2007. For the years ended December 31, 2007 and 2008, the net balance receivable from CBay Systems Limited in respect of the above transactions aggregated $2.8 million and $860,000, respectively.

For the years ended December 31, 2007 and 2008, we sold software solution services of $920,000 and $471,000, respectively, to Ztec Ventures Limited, a company in which Mr. Kumar is a director.

We occupied property owned by Godrej Group, a principal stockholder, and paid rent and service charges totaling $557,000 and $429,000 for the years ended December 31, 2007 and 2008 and 2009, respectively.

Related Person Transaction Approval Policy

Prior to the completion of this offering, our board intends to consider adoption of a written statement of policy for the review, approval and monitoring of transactions involving us and related persons.

Description of Indebtedness

Senior Secured Credit Facility

On October 1, 2010, MedQuist Inc., as borrower, and our subsidiaries MedQuist Transcriptions, Ltd. and CBay Inc., as co-borrowers and guarantors, and we and certain of our other subsidiaries as guarantors, entered into the Senior Secured Credit Facility with certain lenders and General Electric Capital Corporation, as administrative agent.

The Senior Secured Credit Facility consists of:

•	a $200 million term loan, advanced in one drawing on October 14, 2010, or the Closing Date, with a term of five years, repayable in equal quarterly installments of $5 million, commencing on the first day of the first fiscal quarter beginning after the Closing Date, with the balance payable at maturity.

•	a $25 million revolving credit facility under which borrowings may be made from time to time during the period from the Closing Date until the fifth anniversary of the Closing Date. The revolving facility includes a $5 million letter-of-credit sub-facility and a $5 million swing line loan sub-facility.

Interest Rate and Fees

The borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at the co-borrowers’ option, either (a) a base rate determined by reference to the highest of (1) the rate last quoted by the Wall Street Journal as the “Prime Rate” in the United States, (2) the federal funds rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) the higher of (i) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs and (ii) 1.75%. The applicable margin is 4.50% with respect to base rate borrowings and 5.50% with respect to LIBOR borrowings.

In addition to paying interest on outstanding principal under the Senior Secured Credit Facility, the borrowers are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate per annum equal to 0.50%. The borrowers are also required to pay a fee on the average daily issued but undrawn face amount of all outstanding letters of credit at a rate per annum equal to the applicable margin then in effect with respect to LIBOR loans under the revolving credit facility, as well as a customary fronting fee of 0.125% and other customary letter of credit fees.

Prepayments

Subject to certain exceptions, the Senior Secured Credit Facility requires the co-borrowers to prepay outstanding term loans with:

•	prior to the earlier of December 31, 2013 or the date upon which we own 100% of the stock of MedQuist Inc., a percentage of excess cash flow of MedQuist Inc. ranging from 25% to 65% depending upon certain leverage tests;

•	following the earlier of December 31, 2013 or the date upon which we own 100% of the stock of MedQuist Inc., a percentage of our excess cash flow ranging from 60% to 65% depending upon certain leverage tests;

•	50% of the net cash proceeds arising from the issuance or sale by us or any of our subsidiaries of its own stock, subject to certain exceptions, including exceptions for up to $100 million of proceeds arising from one or more sales by us of its own stock pursuant to one or more underwritten public offerings; and

•	100% of the net cash proceeds received by us or any of our subsidiaries from any loss, damage, destruction or condemnation of, or any sale, transfer or other disposition of, any asset, subject to certain thresholds and certain exceptions and reinvestment rights.

The borrowers may voluntarily repay outstanding loans under the Senior Secured Credit Facility or voluntarily reduce unutilized portions of the revolving credit facility at any time, generally, without premium or penalty.

Guaranty and Security

The obligations of the borrowers under the Senior Secured Credit Facility are unconditionally guaranteed by us and substantially all of our existing and future domestic subsidiaries. All obligations and related guarantees are secured by a first priority perfected security interest in substantially all existing and after-acquired real and personal property of the borrowers and the guarantors.

Certain Covenants and Events of Default

The Senior Secured Credit Facility contains a number of significant covenants. We believe that these covenants are material terms of the credit agreement and that information about the covenants is material to an investor’s understanding of our financial condition and liquidity. Covenant compliance EBITDA is used to determine our compliance with certain of these covenants. Any breach of covenants in the Senior Secured Credit Facility (including those that are tied to financial ratios based on covenant compliance EBITDA) could result in a default under our credit agreement and the lenders could elect to declare all amounts borrowed to be immediately due and payable.

Subject to certain exceptions and threshold amounts, the covenants under the credit agreement, among other things, restrict the ability of us and our subsidiaries to:

•	incur, create, assume or permit to exist any additional indebtedness;

•	incur, create, assume or permit to exist any lien on any property or assets (including stock or other securities of any person, including any of our subsidiaries);

•	enter into sale and lease-back transactions;

•	make investments, loans, or advances;

•	engage in mergers or consolidations;

•	make certain acquisitions;

•	pay dividends and distributions or repurchase our capital stock;

•	engage in certain transactions with affiliates;

•	change the business conducted by our company and our subsidiaries;

•	amend or modify certain material agreements governing our indebtedness (including the Senior Subordinated Notes); or

•	make capital expenditures in excess of certain amounts.

Under the Senior Secured Credit Facility, we are required to maintain (i) a minimum consolidated interest coverage ratio, initially, of 2.75x and increasing over the term of the facility to 4.00x, (ii) a maximum consolidated total leverage ratio, initially of 4.00x and declining over the term of the facility to 1.50x and (iii) a maximum consolidated senior leverage ratio, initially of 3.00x, and declining over the term of the facility to 1.00x.

The Senior Secured Credit Facility also contains certain affirmative covenants and events of default, including financial and other reporting requirements, as well as an event of default pursuant to a “change of control” as defined therein. As of October 14, 2010 we were in compliance in all material respects with all covenants and provisions in the Senior Secured Credit Facility.

The Senior Subordinated Notes

In addition to the Senior Secured Credit Facility, in connection with the Corporate Reorganization, MedQuist Inc., as issuer, and MedQuist Transcriptions, Ltd. and CBay Inc., as co-issuers and guarantors, and we and certain of our other subsidiaries, as guarantors, issued $85.0 million aggregate principal amount of 13% Senior Subordinated Notes due 2016 pursuant to a Note Purchase Agreement with BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A., and THL Credit, Inc. The Senior Subordinated Notes are guaranteed on a joint and several, absolute, unconditional and irrevocable basis, by us and certain of our subsidiaries. Interest on the notes is payable in quarterly installments at the issuers’ option at either (i) 13% in cash or (ii) 12% in cash plus 2% in the form of additional Senior Subordinated Notes. Closing and funding of the

Senior Secured Credit Facility and the Senior Subordinated Notes occurred on October 14, 2010. The Senior Subordinated Notes are non-callable for two years after the closing date after which they are redeemable at 105.0% declining ratably until four years after the closing date. The Senior Subordinated Notes contain a number of significant covenants that, among other things, restrict our ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers of consolidations, engage in certain types of transactions with affiliates and otherwise restrict our activities. Under the Senior Subordinated Notes, we are required to satisfy and remain in compliance with specified financial ratios. Under the Senior Subordinated Notes, we are required to maintain (i) a minimum consolidated interest coverage ratio, initially of 2.50x and increasing over the term of the facility 3.60x, (ii) a maximum consolidated total leverage ratio, initially of 4.40x and declining over the term of the facility to 1.70x and (iii) a maximum consolidated senior leverage ratio, initially of 3.30x and declining over the term of the facility to 1.10x.

Other Indebtedness

CBay Systems and Services, Inc., Mirrus Systems, Inc., CBay Inc. and CBay Systems (India) Pvt. Ltd. have entered into certain working capital facilities, term loans and revolving lines of credit for purposes of operating their respective businesses. In total, there are eight such financing arrangements currently in place. As of June 30, 2010, the amounts outstanding under these arrangements ranged from approximately $750,000 to approximately $2.9 million with interest rates from 6.00% to 12.00%. We anticipate entering into similar credit facilities from time to time in the future to satisfy working capital and other needs.

We are party to a credit agreement with ICICI Bank, Mumbai, India in the amount of $2.8 million, at interest rates ranging from LIBOR plus 2.5% and 15.5%, respectively, which is secured by CBay India’s current assets and fixed assets. The amount outstanding as of June 30, 2010, December 31, 2009 and 2008 was $194,000, $1.4 million and $1.7 million, respectively. For the six months ended June 30, 2010 and the years ended December 31, 2009, 2008 and 2007 we recorded $74,000, $205,000, $98,000 and $36,000, respectively, of interest expense in our consolidated statements of operations.

We are party to a credit agreement with IndusInd Bank, Mumbai, India of $3.2 million at interest rates of LIBOR plus 3%, which is secured by current assets and fixed assets of CBay India. The amount outstanding under this credit agreement as of June 30, 2010 and December 31, 2009 was $3.0 million and $0, respectively. For the six months ended June 30, 2010 and 2009 interest expense of $18,000 and $0, respectively, was recorded in interest expense in our consolidated statements of operations.

Description of Capital Stock

The following discussion summarizes the material terms of the common stock to be issued in connection with the public offering contemplated by this prospectus. This discussion does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation and by-laws to be filed as exhibits to the registration statement of which this prospectus forms a part. You can obtain copies of those documents by following the instructions under “Where You Can Find More Information.”

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Delaware General Corporation Law, or DGCL. Our certificate of incorporation will authorize us to issue up to           shares of common stock and           shares of preferred stock, par value $0.10 per share. No shares of preferred stock will be issued or outstanding immediately after the public offering contemplated by this prospectus.

Common Stock

Our certificate of incorporation will, among other things, increase the number of shares of our authorized capital stock to           shares of common stock and effect a          -for-one stock split for our shares of common stock prior to the offering. Each share of our common stock outstanding will become           shares of common stock pursuant to the stock split. See “Corporate Reorganization.”

The common stock has the voting rights described below under “— Voting,” and the dividend rights described below under “— Dividends.” Holders of common stock do not have conversion or redemption rights or any preemptive rights to subscribe for any of our unissued securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any preferred shares which may be authorized and issued in the future.

Preferred Stock

Our certificate of incorporation will authorize our board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other company, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Voting

Holders of our common stock are entitled to one vote per share on all matters to be voted on by holders of our common stock.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders and other factors.

Stockholder Meetings

Our by-laws will provide that annual stockholder meetings will be held at a time and place selected by our board.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and By-laws

Several provisions in our certificate of incorporation and by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest, and (2) the replacement and/or removal of incumbent officers and directors.

Authorized Preferred Stock and Common Stock

Our board may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved shares of preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our certificate of incorporation will provide that our board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. We will have a classified board, with           directors in Class I (expected to be Messrs.                        ),           directors in Class II (expected to be Messrs.             and            ) and           directors in Class III (expected to be Messrs.            ,                        ). The members of each class will serve for a term expiring at the third succeeding annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. A replacement director shall serve in the same class as the former director he or she is replacing. The classification of our board will have the effect of making it more difficult for stockholders to change the composition of our board. Our certificate of incorporation and by-laws will provide that the number of directors will be fixed from time to time pursuant to a resolution adopted by the board, but must consist of not less than seven or more than 15 directors.

Removal of Directors; Vacancies

Our certificate of incorporation will provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our by-laws provide that, except as set forth in the stockholders’ agreements or any preferred certificate of designations, any vacancies on our board will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless an entity’s certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Calling of Special Meetings of Stockholders

Our certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the chairman of the board, the board or a committee of the board which has been designated by the board.

Stockholder Action by Written Consent

The DGCL permits stockholder action by written consent unless otherwise provided by a corporation’s certificate of incorporation. Our certificate of incorporation will preclude stockholder action by written consent.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our by-laws will provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions, which do not apply to certain stockholders, may impede stockholders’ ability to bring matters before a meeting of stockholders or make nominations for directors at a meeting of stockholders.

Business Combinations

We have opted out of Section 203 of the DGCL; however, our certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a company for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board because the stockholder approval requirement would be avoided if our board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our certificate of incorporation provides that the SAC Stockholders and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Corporate Opportunity

Our certificate of incorporation will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for SAC Stockholders or the members of our board who are not our employees (including any directors who also serve as officers). We do not renounce our interest in any corporate opportunity offered to any such director or officer if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of the company pursuant to which they will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, under certain circumstances, our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Supermajority Provisions

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares of stock entitled to vote is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation will provide that the following provisions in our certificate of incorporation and by-laws may be amended only by the affirmative vote of holders of at least 75% of the voting power entitled to vote generally in the election of directors, voting as a single class:

•	the provisions regarding classified board (the election and term of our directors);

•	the provisions regarding the resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling meetings of stockholders;

•	the provisions regarding filling vacancies on our board and newly created directorships;

•	the advance notice requirements for stockholder proposals and director nominations;

•	the indemnification provisions; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

In addition, our certificate of incorporation will grant our board the authority to amend and repeal our by-laws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law.

Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (regarding, among other things, the payment of unlawful dividends) or (iv) for any transaction from which the director derived an improper personal benefit.

In addition, Section 145 of the DGCL provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances. Our by-laws also provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers and carry directors’ and officers’ insurance providing indemnification for our directors and officers for some liabilities. We believe that these indemnification provisions and the directors’ and officers’ insurance are useful to attract and retain qualified directors and executive officers.

Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation, or his service, at the corporation’s request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

The limitation of liability and indemnification provisions in our certificate of incorporation and by-laws may discourage stockholders from bringing a lawsuit against its directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit our company and our stockholders. In addition, an investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for our shares is          .

Listing

We intend to delist our common stock from AIM and apply to list our common stock on The NASDAQ Global Market under the symbol “       .”

Shares Eligible For Future Sale

Prior to this offering, there has not been a public market for our common stock in the U.S., and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock, including shares issued upon the exercise of outstanding options, in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

Upon the closing of this offering, after giving effect to the MedQuist Exchange, the Exchange Offer and the shares issued pursuant to the Consulting Services Agreement, we will have outstanding an aggregate of approximately          shares of common stock (           shares of common stock if the underwriters exercise their option to purchase additional shares). In addition, options to purchase approximately           shares of our common stock will be outstanding as of the closing of this offering. Of these options,          will have vested at or prior to the closing of this offering and approximately           will vest over the next        to        years. Of the outstanding shares, (i) the shares sold in this offering and (ii) the          shares listed on AIM that are not held by our affiliates will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which we summarize below.

The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

•	shares will be eligible for sale at various times after the date of this prospectus pursuant to Rule 144; and

•	shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of this prospectus pursuant to Rule 144.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person who is not one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months, would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and, after owning such shares for at least one year, would be entitled to sell an unlimited number of shares of our common stock without restriction. Our affiliates who have beneficially owned shares of our common stock for at least six months are entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which was equal to approximately shares as of June 30, 2010; or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements

In connection with this offering, we, our executive officers and directors, SAC CBI and certain of our other stockholders, all of which parties in the aggregate hold          % of our outstanding common stock immediately before this offering, have agreed with the underwriters, subject to certain exceptions, not to sell, offer, contract or grant any option to sell, pledge, transfer or otherwise dispose of any shares, options or warrants to acquire, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of Jefferies & Company, Inc. See “Underwriting.”

Registration Rights

Pursuant to certain agreements with our stockholders, we have granted certain stockholders the right to cause us, in certain instances, at our expense, to file registration statements under the Securities Act covering resales of our common stock held by them. These shares will represent approximately     % of our outstanding common stock after this offering. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

For a description of rights some holders of common stock have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions — Agreements with SAC PCG and Affiliates and Related Transactions — Stockholders Agreements.”

Material United States Federal Income And Estate Tax
Consequences To Non-U.S. Holders

The following is a summary of material United States federal income and estate tax consequences relating to the purchase, ownership and disposition of our common stock that is purchased pursuant to this offering. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended or the Code, and regulations, rulings and judicial decisions, each as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, alternative minimum or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate or former long-term resident of the United States, financial institution, insurance company, tax-exempt organization, dealer in securities, broker, “controlled foreign corporation,” “passive foreign investment company”, a partnership or other pass-through entity for United States federal income tax purposes, or a person who acquired our common stock as compensation or otherwise in connection with the performance of services). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the purchase, ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

The gross amount of any distribution by us of cash or property, other than certain distributions, if any, of common stock distributed pro rata to all of our shareholders, with respect to common stock will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent, if any, that the amount of any distribution exceeds our current and accumulated earnings and profits, it generally will be treated first as a tax-free return of capital, on a share-by-share basis, to the extent of the non-U.S. holder’s adjusted tax basis in our common stock, and thereafter as capital gain.

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

As of the date of this offering, as a result of prior amendments to the Code, there is no United States federal estate tax for 2010, but such estate tax is scheduled to be fully reinstated in 2011. Under United States federal estate tax as in effect prior to 2010, common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements. Non-U.S. holders are urged to consult their tax advisors regarding the effect, if any, of the recent United States federal income tax legislation on their investment in our common stock.

Underwriting

Jefferies & Company, Inc. and Lazard Capital Markets LLC are acting as the representatives of the underwriters for this offering. Under the terms and subject to the conditions contained in an underwriting agreement to be entered into prior to the completion of this offering and to be filed as an exhibit to the registration statement of which this prospectus is a part, the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Jefferies & Company, Inc.
Lazard Capital Markets LLC
Macquarie Capital (USA) Inc.
RBC Capital Markets Corporation
Total

The underwriting agreement will provide that the underwriters are obligated to purchase all of the shares in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to certain conditions.

Over-Allotment Option

The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares at the initial public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the additional shares offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Commission and Expenses

The underwriters have advised us that they propose to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and certain dealers may reallow, a discount from the concession not in excess of $      per share to certain brokers and dealers. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the representative. No such reduction shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table shows the initial public offering price, the underwriting discounts and commissions payable to the underwriters by us and the selling stockholders, and the proceeds, before expenses, to us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Per Share		Total
		With Full		With Full
	Without Over-	Exercise of	Without Over-	Exercise of
	allotment	Over-allotment	allotment	Over-allotment

Public offering price	$	$	$	$
Underwriting discount and commissions paid by us
Underwriting discount and commissions paid by the selling stockholders
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling stockholders

We estimate expenses payable by us in connection with the offering of shares, other than the underwriting discount and commissions referred to above, will be approximately $      million.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-up Agreements

We, our executive officers and directors, SAC CBI, and certain of our other stockholders, all of which parties in the aggregate hold     % of our outstanding common stock immediately prior to this offering have agreed, subject to specified exceptions, not to directly or indirectly, for a period of 180 days after the date of this prospectus, without the prior written consent of Jefferies & Company, Inc.:

•	sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, or the Exchange Act;

•	otherwise dispose of any shares, options or warrants to acquire shares, or securities exchangeable or exercisable for or convertible into shares currently or hereafter owned either of record or beneficially; or

•	publicly announce an intention to do any of the foregoing.

This restriction terminates after the close of trading of our shares on and including the date 180 days after the date of this prospectus. However, subject to certain exceptions, in the event that either (i) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then in either case the expiration of the 180-day restricted period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such an extension.

Jefferies & Company, Inc. may, in its sole discretion and at any time or from time to time before the termination of the 180-day period, without notice, release all or any portion of the securities subject to these lock-up agreements. There are no existing agreements between the underwriters and any of the persons who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period.

Listing

We intend to apply to list our common stock on The NASDAQ Global Market under the trading symbol “          .”

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than the prospectus in electronic format, the information on an underwriter’s website and any information contained in any other website maintained by that underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing shares. However, the representative may engage in transactions that stabilize the market price of the shares, such as bids or purchases to peg, fix or maintain that price so long as stabilizing transactions do not exceed a specified maximum.

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise make short sales of our shares and may purchase our shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. A “stabilizing bid” is a bid for or the purchase of shares on behalf of the underwriter in the open market prior to the completion of this offering for the purpose of fixing or maintaining the price of the shares. A “syndicate covering transaction” is the bid for or purchase of shares on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

The representative may also impose a “penalty bid” on underwriters. A “penalty bid” is an arrangement permitting the representative to reclaim the selling concession otherwise accruing to the underwriters in connection with this offering if the shares originally sold by the underwriters are purchased by the underwriters in a syndicate covering transaction and have therefore not been effectively placed by the underwriters. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, the underwriters may engage in passive market-making transactions in the shares on The NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of shares and extending through the completion and distribution. A passive market-maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market-maker’s bid that bid must be lowered when specified purchase limits are exceeded.

Determination of Offering Price

Prior to this offering, there has been no public market in the United States for our shares. The initial public offering price will be determined through negotiations between us and Jefferies & Company, Inc. and Lazard Capital Markets LLC, as representatives of the underwriters. The factors to be considered in determining the public offering price may include our future prospects and those of our industry in general, sales, earnings and certain of our other financial operating information in recent periods, and the market prices of securities and certain financial and operating information of companies engaged in activities similar to those we engage in. The price of our shares on AIM during recent periods will also be considered in determining the public offering price. It should be noted, however, that historically there has been a limited volume of trading in our shares on AIM. Therefore, the price of our shares on AIM will only be one factor in determining the public offering price. The estimated public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

We offer no assurances that the initial public offering price will correspond to the price at which the shares will trade in the public market subsequent to the offering or that an active trading market for the shares will develop in the United States and continue after the offering.

Affiliations

Certain of the underwriters or their respective affiliates have in the past performed investment banking, brokerage and other financial services for us or our affiliates for which they received advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. Each of the underwriters may perform such services for us or our affiliates in the future.

Jefferies & Company, Inc. served as financial advisor to us and certain of our affiliates in connection with the MedQuist Inc. Acquisition in 2008. Jefferies & Company, Inc. also served as financial advisor to Spheris in connection with Spheris’s bankruptcy and the Spheris Acquisition in April 2010.

Lazard Frères & Co. LLC has acted as a financial advisor in connection with certain aspects of the Recapitalization Transactions described herein. The relationship between Lazard Frères & Co. LLC and Lazard Capital Markets LLC is governed by a business alliance agreement between their respective parent companies. Pursuant to such agreement, Lazard Frères & Co. LLC referred this offering to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Affiliates of Macquarie Capital (USA) Inc. and RBC Capital Markets Corporation are lenders under our $225.0 million Senior Secured Credit Facility.

Notice to Investors

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the European Union Prospectus Directive (Directive 2003/71/EC), each of which we refer to as a “Relevant Member State,” an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State prior to the publication of a prospectus in relation to our shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another

Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that an offer to the public in that Relevant Member State of any of our shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of: an average of at least 250 employees during the last financial year; a total balance sheet of more than 43,000,000 euros; and an annual net turnover of more than 50,000,000 euros, as shown in its last annual or consolidated accounts;

•	by the managing underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Jefferies & Company, Inc. for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our shares to be offered so as to enable an investor to decide to purchase or subscribe our shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means European Union Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

India

This document has not been and will not be registered as a prospectus or a statement in lieu of prospectus with any registrar of companies in India. This document has not been and will not be reviewed or approved by any regulatory authority in India, including the Securities and Exchange Board of India, any registrar of companies in India or any stock exchange in India. This document and this offering of our shares are not and should not be construed as an invitation, offer or sale of any securities to the public in India. Other than in compliance with the private placement exemptions under applicable laws and regulations in India, including the Companies Act, 1956, as amended, our shares have not been, and will not be, offered or sold to the public or any member of the public in India. This document is strictly personal to the recipient and neither this document nor the offering of our shares is calculated to result, directly or indirectly, in our shares becoming available for subscription or purchase by persons other than those receiving the invitation or offer.

Selling Restrictions Addressing Additional United Kingdom Securities Laws

With respect to the United Kingdom, this prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, with all such persons together being referred to as relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any persons other than relevant persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Legal Matters

The validity of the shares is being passed upon for us by Simpson Thacher & Bartlett LLP. White & Case LLP, counsel to the underwriters, will pass upon on certain legal matters for the underwriters.

Experts

The audited consolidated financial statements of CBaySystems Holdings Limited and its subsidiaries as of December 31, 2008 and 2009 and for each of the years then ended have been included herein and in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements of CBaySystems Holdings Limited and its subsidiaries as of December 31, 2007 and for the year ended December 31, 2007 appearing in this registration statement and prospectus have been audited by Grant Thornton India, independent registered public accounting firm, as stated in their report appearing elsewhere in this prospectus, and are included, and made part of, this registration statement in reliance upon the report of such firm given upon the authority of such firm as experts in auditing and accounting.

The audited consolidated financial statements of MedQuist Inc. and its subsidiaries as of December 2006 and 2007 and for each of the years in the three-year period ended December 31, 2007 have been included herein and in this prospectus in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report on the consolidated financial statements contains explanatory paragraphs that state MedQuist Inc. and subsidiaries adopted Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment, effective January 1, 2006 and adopted Financial Accounting Standards Boards Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109, effective January 1, 2007.

The consolidated financial statements of Spheris Inc. at December 2008 and 2009 and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial debt about Spheris Inc.’s ability to continue as a going concern as described in Notes 2 and 22 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares offered hereby. The term registration statement means the initial registration statement and any and all amendments thereto, including the exhibits and schedules, if any, to the initial registration statement and any amendments thereto. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the shares offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, along with the exhibits and schedules filed therewith, may be inspected without charge at the Public Reference Room maintained by the SEC, located at 100 F Street, N.E., Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, we will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at or accessible through this site.

We intend to furnish our stockholders with annual reports containing combined financial statements audited by our independent auditors and to make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim condensed consolidated financial statements.

Index to Consolidated Financial Statements

CBaySystems Holdings Limited and Subsidiaries
Report of independent registered public accounting firm—KPMG LLP	F-2
Report of independent registered public accounting firm—Grant Thornton, India	F-3
Consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010 (Unaudited)	F-4
Consolidated balance sheets as of December 31, 2008 and 2009 and June 30, 2010 (Unaudited)	F-5
Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2009 and 2010 (Unaudited)	F-6
Consolidated statements of equity and comprehensive income (loss) for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010 (Unaudited)	F-7
Notes to consolidated financial statements	F-9
MedQuist Inc. and Subsidiaries
Report of independent registered public accounting firm	F-52
Consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007	F-53
Consolidated balance sheets as of December 31, 2006 and 2007	F-54
Consolidated statements of cash flows for the years ended December 31, 2005, 2006 and 2007	F-55
Consolidated statements of shareholders’ equity and other comprehensive income (loss) for the years ended December 31, 2005, 2006 and 2007	F-56
Notes to consolidated financial statements	F-57

Consolidated statements of operations for the six months ended June 30, 2007 and 2008 (Unaudited)	F-90
Consolidated balance sheets as of December 31, 2007 and June 30, 2008 (Unaudited)	F-91
Consolidated statements of cash flows for the six months ended June 30, 2007 and 2008 (Unaudited)	F-92
Notes to consolidated financial statements (Unaudited)	F-93
Spheris Inc. and Subsidiaries
Report of independent auditors	F-112
Consolidated balance sheets as of December 31, 2008 and 2009	F-113
Consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009	F-114
Consolidated statements of stockholders’ equity (deficit) for the years ended December 31, 2007, 2008 and 2009	F-115
Consolidated statements of cash flows for the years ended December 31, 2007, 2008 and 2009	F-116
Notes to consolidated financial statements	F-117
Spheris Inc. and Subsidiaries (Debtor-In-Possession)
Condensed consolidated balance sheets as of December 31, 2009 and March 31, 2010 (Unaudited)	F-140
Condensed consolidated statements of operations for the three months ended March 31, 2009 and 2010 (Unaudited)	F-141
Condensed consolidated statements of cash flows for the three months ended March 31, 2009 and 2010 (Unaudited)	F-142
Notes to condensed consolidated financial statements (Unaudited)	F-143

Report of Independent Registered Public Accounting Firm

The Board of Directors
CBaySystems Holdings Limited and subsidiaries:

We have audited the accompanying consolidated balance sheets of CBaySystems Holdings Limited and subsidiaries (the Company) as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity and other comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBaySystems Holdings Limited and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
April 13, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
CBaySystems Holdings Limited

We have audited the accompanying consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows of CBaySystems Holdings Limited (a British Virgin Islands Company) and subsidiaries for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of CBaySystems Holdings Limited and subsidiaries for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON, INDIA

Mumbai
October 15, 2010

CBaySystems Holdings Limited and Subsidiaries

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year End December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)

Net revenues	$57,694	$193,673	$371,768	$188,539	$200,592
Cost of revenues	30,209	125,074	239,549	121,755	128,641

Gross profit	27,485	68,599	132,219	66,784	71,951

Operating expenses
Selling, general and administrative	25,137	51,243	60,632	31,764	32,706
Research and development	—	6,099	9,604	4,796	5,593
Depreciation and amortization	2,915	14,906	26,977	13,610	15,068
Cost of legal proceedings and settlements	—	5,311	14,943	12,158	2,152
Acquisition related charges	—	—	1,246	—	6,045
Goodwill impairment charge	—	98,972	—	—	—
Restructuring charges	—	2,106	2,727	—	966

Total operating expenses	28,052	178,637	116,129	62,328	62,530

Operating income (loss)	(567)	(110,038)	16,090	4,456	9,421
Equity in income (loss) of affiliated companies	(105)	66	1,933	408	546
Other income	14	9	11	—	108
Interest expense, net	(2,108)	(3,954)	(9,132)	(4,660)	(7,351)

Income (loss) before income taxes and noncontrolling interests	(2,766)	(113,917)	8,902	204	2,724
Income tax provision (benefit)	(113)	(5,398)	1,082	639	(326)

Net income (loss)	(2,653)	(108,519)	7,820	(435)	3,050
Less: Net (income) loss attributable to noncontrolling interests	57	(5,154)	(7,085)	(2,335)	(2,497)

Net income (loss) attributable to CBaySystems Holdings Limited	$(2,596)	$(113,673)	$735	$(2,770)	$553

Net loss per common share attributable to CBaySystems Holdings Limited:
Basic	$(0.04)	$(1.13)	$(0.01)	$(0.03)	$(0.01)
Diluted	$(0.04)	$(1.13)	$(0.01)	$(0.03)	$(0.01)
Weighted average shares outstanding:
Basic	57,929	101,669	156,116	154,991	157,705
Diluted	57,929	101,669	156,116	154,991	157,705

The accompanying notes are an integral part of these consolidated financial statements.

CBaySystems Holdings Limited and Subsidiaries

Consolidated Balance Sheets
(In thousands, except par value)

	December 31,		June 30,
	2008	2009	2010
			(Unaudited)

ASSETS
Current assets
Cash and cash equivalents	$42,868	$29,633	$22,457
Accounts receivable, net	59,111	53,099	72,187
Other current assets	10,566	8,739	19,110

Total current assets	112,545	91,471	113,754

Property and equipment, net	21,306	19,511	26,217
Goodwill	49,943	53,187	99,376
Other intangible assets, net	84,174	72,838	118,042
Deferred income taxes	1,756	2,495	2,880
Other assets	9,453	13,566	19,882

Total assets	$279,177	$253,068	$380,151

LIABILITIES AND EQUITY
Current liabilities
Current portion of debt	$33,497	$6,207	$41,527
Accounts payable	10,199	11,191	11,462
Accrued expenses and other current liabilities	31,702	29,803	40,195
Accrued compensation	13,585	16,034	23,906
Deferred revenue	11,889	9,924	8,981
Due to related parties	1,174	—	—

Total current liabilities	102,046	73,159	126,071

Due to related parties	—	2,185	2,162
Long term debt	92,511	101,133	172,565
Deferred income taxes	550	2,166	2,667
Other non-current liabilities	4,720	2,124	1,752

Total liabilities	199,827	180,767	305,217

Commitments and contingencies (Note 14)
Equity
CBaySystems Holdings Limited stockholders’ equity:
Common stock- $0.10 par value; authorized 1,000,000 shares;
154,991, 157,557 and 158,209 shares issued and outstanding, respectively	15,499	15,756	15,821
Additional paid in capital	138,420	137,084	137,333
Accumulated deficit	(116,421)	(115,686)	(115,133)
Accumulated other comprehensive loss	(1,191)	(174)	(849)

Total CBaySystems Holdings Limited stockholders’ equity	36,307	36,980	37,172
Noncontrolling interests	43,043	35,321	37,762

Total equity	79,350	72,301	74,934

Total liabilities and equity	$279,177	$253,068	$380,151

The accompanying notes are an integral part of these consolidated financial statements.

CBaySystems Holdings Limited and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010
				(Unaudited)	(Unaudited)

Operating activities
Net income (loss)	$(2,653)	$(108,519)	$7,820	$(435)	$3,050
Adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	2,915	14,906	26,977	13,610	15,068
Deferred income taxes	(304)	(6,431)	679	(283)	205
Share based compensation	1,308	124	856	394	322
Provision for doubtful accounts	—	2,424	2,306	89	1,085
Non-cash interest expense	—	2,580	3,272	—	—
Equity in income of affiliated companies	105	(66)	(1,933)	(408)	(546)
Goodwill impairment charge	—	98,972	—	—	—
Other	48	1,230	200	339	(555)
Changes in operating assets and liabilities
Accounts receivable	(5,024)	(483)	3,816	4,728	1,741
Other current assets	6,209	(96)	2,185	393	(4,064)
Other assets	546	819	(615)	(505)	918
Accounts payable	445	2,011	871	22	(5,379)
Deferred revenue	—	3,398	(2,128)	1,692	(994)
Accrued expenses and other current liabilities	(1,005)	(10,850)	(3,634)	(3,731)	(382)
Accrued compensation	690	2,150	1,904	3,461	(151)
Other non-current liabilities	38	(4,811)	94	276	3,438

Net cash provided by (used in) operating activities	3,318	(2,642)	42,670	19,642	13,756

Investing activities
Purchase of property and equipment	(2,849)	(4,420)	(6,475)	(3,052)	(3,129)
Purchases of and capitalized intangible assets	(265)	(2,738)	(2,995)	(2,490)	(3,584)
Payment to related parties	(5,162)	—	—	—	—
Payments for acquisitions and interests in affiliates, net of cash acquired	(10,202)	(69,319)	(2,690)	(967)	(98,310)

Net cash used in investing activities	(18,478)	(76,477)	(12,160)	(6,509)	(105,023)

Financing activities
Proceeds from issuance of stock	28,210	124,000	—	—	—
Dividends paid to noncontrolling interests	—	—	(15,256)	—	—
Debt issuance cost	—	—	(1,201)	—	(6,070)
Borrowings from term loans, credit facilities, notes payable and capital leases	1,959	866	659	595	107,216
Repayments for term loans, credit facilities, notes payable and capital leases	(10,649)	(3,439)	(28,613)	(859)	(16,519)
Share issue expenses	(4,136)	—	—	—	—
Proceeds from issue of shares to noncontrolling interest	1,057	—	—	—	—
Other receivables	(367)	—	—	—	—

Net cash provided by (used in) financing activities	16,074	121,427	(44,411)	(264)	84,627

Effect of exchange rate on cash	1,238	(2,107)	666	369	(536)
Net increase (decrease) in cash and cash equivalents	2,152	40,201	(13,235)	13,238	(7,176)
Cash and cash equivalents—beginning of period	515	2,667	42,868	42,868	29,633

Cash and cash equivalents—end of period	$2,667	$42,868	$29,633	$56,106	$22,457

The accompanying notes are an integral part of these consolidated financial statements.

CBaySystems Holdings Limited and Subsidiaries

Consolidated Statements of Equity and Comprehensive Income (Loss)
(In thousands)

				Equity				Accumulated
				Component of				Other
	Common Stock		Additional	Compound	Capital	Accumulated	Comprehensive	Comprehensive
	Number of		Paid in	Financial	Redemption	Income	Income	Income	Noncontrolling	Total
	Shares	Amount	Capital	Instrument	Reserve	(Deficit)	(Loss)	(Loss)	Interests	Equity

Balance as of January 1, 2007	12,310	$2,747	$1,785	$—	$155	$790		$(147)	$(3)	$5,327

Issuance of common shares	17	4	1	—	—	—	—	—	—	5
Equity component of related party convertible debt	—	—	—	55	—	—	—	—	—	55
Investment on CBay Infotech Ventures Private Limited	—	—	—	—	—	—	—	—	1,037	1,037
Gain in investment in CBay Infotech Ventures Private Limited	—	—	628	—	—	—	—	—	(628)	—
Issue of shares on restructuring of CBay Group	49,308	4,931	916	—	—	—	—	—	—	5,847
Cancellation of CBay India equity on restructuring of CBay Group	(12,327)	(2,751)	(2,205)	(55)	(155)	(942)	—	261	—	(5,847)
Shares issued pursuant to share swap agreement	1,369	137	2,863	—	—	—	—	—	—	3,000
Shares issued on initial public offering	14,325	1,432	23,718	—	—	—	—	—	—	25,150
Share issue expenses	—	—	(4,136)	—	—	—	—	—	—	(4,136)
Share based compensation	—	—	1,308	—	—	—	—	—	—	1,308
Components of comprehensive loss:
Net loss	—	—	—	—	—	(2,596)	(2,596)	—	(57)	(2,653)
Foreign currency translation adjustment gain	—	—	—	—	—	—	734	734	26	760

Total comprehensive loss	—	—	—	—	—	—	(1,862)	—	—	—

Balance as of December 31, 2007	65,002	6,500	24,878	—	—	(2,748)		848	375	29,853

Issuance of common stock	89,989	8,999	115,001	—	—	—	—	—	—	124,000
Share based compensation	—	—	104	—	—	—	—	—	20	124
Share of noncontrolling interest in MedQuist Inc	—	—	—	—	—	—	—	—	63,740	63,740
Share of noncontrolling interest in goodwill impairment charge in MedQuist Inc	—	—	—	—	—	—	—	—	(25,081)	(25,081)
Accrued payments to principal shareholders	—	—	(1,113)	—	—	—	—	—	—	(1,113)
Receivable related to IPO proceeds	—	—	(450)	—	—	—	—	—	—	(450)
Components of comprehensive loss:
Net loss	—	—	—	—	—	(113,673)	(113,673)	—	5,154	(108,519)
Foreign currency translation adjustment loss	—	—	—	—	—		(2,039)	(2,039)	(1,165)	(3,204)

Total comprehensive loss	—	—	—	—	—	—	(115,712)	—	—	—

Balance as of December 31, 2008	154,991	15,499	138,420	—	—	(116,421)		(1,191)	43,043	79,350

Issuance of common stock to principal shareholder	2,566	257	1,421	—	—	—	—	—	—	1,678
Accrued payments to principal shareholders	—	—	(2,750)	—	—	—	—	—	—	(2,750)
Share based compensation	—	—	797	—	—	—	—	—	59	856
Issuance of stock warrants	—	—	61	—	—	—	—	—	—	61
Dividend paid to noncontrolling interest	—	—	—	—	—	—	—	—	(15,256)	(15,256)
Acquisition of noncontrolling interest in subsidiary	—	—	(690)	—	—	—	—	—	—	(690)
Dilution of affiliated company	—	—	(175)	—	—	—	—	—	(77)	(252)
Components of comprehensive income:	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	735	735	—	7,085	7,820
Foreign currency translation adjustment gain	—	—	—	—	—	—	1,017	1,017	467	1,484

Total comprehensive income	—	—	—	—	—	—	1,752	—	—	—

Balance as of December 31, 2009	157,557	$15,756	$137,084	—	—	$(115,686)		$(174)	$35,321	$72,301

CBaySystems Holdings Limited and Subsidiaries

Consolidated Statements of Equity and Comprehensive Income (Loss)
—(Continued)
(In thousands)

				Equity				Accumulated
				Component of				Other
	Common Stock		Additional	Compound	Capital	Accumulated	Comprehensive	Comprehensive
	Number of		Paid in	Financial	Redemption	Income	Income	Income	Noncontrolling	Total
	Shares	Amount	Capital	Instrument	Reserve	(Deficit)	(Loss)	(Loss)	Interests	Equity

Balance as of December 31, 2009	157,557	$15,756	$137,084	—	—	$(115,686)		$(174)	$35,321	$72,301

Issuance of common stock to principal shareholder	652	65	1,332	—	—	—	—	—	—	1,397
Accrued payments to principal shareholders	—	—	(1,375)	—	—	—	—	—	—	(1,375)
Share based compensation	—	—	292	—	—	—	—	—	29	321
Acquisition of noncontrolling interest in subsidiary	—	—	—	—	—	—	—	—	65	65
Components of comprehensive loss:
Net income	—	—	—	—	—	553	553	—	2,497	3,050
Foreign currency translation adjustment loss	—	—	—	—	—	—	(675)	(675)	(150)	(825)

Total comprehensive loss	—	—	—	—	—	—	(122)	—	—	—

Balance as of June 30, 2010 (unaudited)	158,209	$15,821	$137,333	$—	$—	$(115,133)		$(849)	$37,762	$74,934

The accompanying notes are an integral part of these consolidated financial statements.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except per share amounts)
(Information as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 is unaudited)

1.	Description of Business

CBaySystems Holdings Limited and subsidiaries (the “Company” or “CBaySystems Holdings Limited”) provides technology-enabled clinical documentation services and related revenue cycle solutions for the healthcare industry with operations in the United States of America and India. The Company provides transcription and information management services to integrated healthcare facility networks, hospitals, academic institutions, clinics and physician practices. The Company’s solutions leverage internet technologies and trained transcriptionists to provide medical transcription services under a global service model. The Company also provides patient financial services including billing and coding services to hospitals and healthcare providers in the United States of America. The Company’s service and enterprise technology solutions (including mobile voice capture devices, speech recognition technologies, web-based workflow platforms), and a global network of medical transcriptionists (MTs) and editors (MEs) enable healthcare facilities to improve the quality and timeliness of clinical data and information, reduce operational costs, increase physician satisfaction, enhance revenue cycle performance and facilitate the adoption and utilization of Electronic Health Record (EHR) systems.

On August 6, 2008, an affiliate of S.A.C. Private Capital Group, LLC and invested $124,000 in the Company in exchange for 89,989 common shares in the Company at a price of approximately $1.38 per share which was equivalent to approximately 58.1% of the Company. The proceeds from the issuance and certain borrowings were used by the Company to finance the purchase of an approximately 69.5% shareholding in MedQuist Inc. from Koninklijke Philips Electronics N.V. (Philips), see note 10 Acquisitions. No purchase accounting adjustments related to the investment have been pushed down to the Company. The Company is listed on the Alternative Investment Market (AIM).

In August 2009, the board of MedQuist Inc., a consolidated subsidiary of the Company, authorized a special cash dividend of $1.33 per share or $49,949. The dividend was paid on September 15, 2009 of which $15,256 was paid to the noncontrolling interest which has reduced the carrying amount of the noncontrolling interest in these consolidated financial statements.

Recent Developments

On April 22, 2010, the Company through its subsidiaries, MedQuist Inc. and CBay Inc. (“Purchasers”), completed the acquisition (the “Acquisition”) of substantially all of the assets of Spheris, Inc. (Spheris) and certain of its affiliates, including the acquisition of the stock of Spheris India Private Limited, (“SIPL”) (collectively with Spheris and SIPL, the “Sellers”), pursuant to the terms of the Stock and Asset Purchase Agreement (the “Purchase Agreement”) entered into between the Purchasers and Sellers on April 15, 2010. See Note 10 for a description of the Acquisition. Costs incurred for the Acquisition and direct integration costs are included in the line item Acquisition related charges on the accompanying statements of operations. See Note 21 for subsequent events.

2.	Significant Accounting Policies

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of CBaySystems Holdings Limited and its subsidiary companies. All intercompany balances and transactions have been eliminated in consolidation.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Unaudited Interim Financial Information

The accompanying interim consolidated financial statements of the Company as of June 30, 2010 and for the six months ended June 30, 2009 and 2010 have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and footnote disclosures normally included in financial statements prepared in conformity with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of the Company’s management, the accompanying unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 30, 2010, and the results of their operations and their cash flows for the six months ended June 30, 2009 and 2010. The accompanying unaudited interim consolidated financial statements are not necessarily indicative of full year results.

Use of Estimates and Assumptions in the Preparation of Consolidated Financial Statements

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the Company’s consolidated financial statements. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, valuation of long-lived and intangible assets and goodwill, valuation allowances for receivables and deferred income taxes, revenue recognition, stock-based compensation and commitments and contingencies. Actual results could differ from those estimates.

Revenue Recognition

Revenues for medical transcription services are recognized when the services are rendered. These services are based on contracted rates. The Company also derives revenues from the sale of voice-capture and document management products including software, hardware and implementation, training and maintenance service related to these products.

The Company recognizes software-related revenues using the residual method when vendor-specific objective evidence (VSOE) of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. The Company allocates revenues to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately or, for elements not yet sold separately, the price established by management if it is probable that the price will not change before the element is sold separately. The Company defers revenues for the undelivered elements.

Provided that the arrangement does not involve significant production, modification, or customization of the software, revenues are recognized when all of the following four criteria have been met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable.

If at the outset of an arrangement, the Company had determined that the arrangement fee is not fixed or determinable, revenues are deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement the Company had determined that collectability is not probable, revenues are deferred until payment is received. The Company’s license agreements typically do not provide for a right of return other than during the standard warranty period. If an arrangement allows for customer acceptance of the software or services, the Company defers revenues until the earlier of customer acceptance or when the acceptance rights lapse.

The Company separately markets and sells hardware and software post contract customer support (PCS). PCS covers phone support, hardware parts and labor, software bug fixes and limited upgrades, if and when available. The Company does not commit to specific future software upgrades or releases. The contract period for PCS is generally one year. The Company recognizes both hardware and software PCS on a straight line basis over the life

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

of the underlying PCS contract. In some of the Company’s PCS contracts, the Company bills the customer prior to performing the services. As of December 31, 2008 and 2009, deferred PCS revenues of $11,052 and $7,643, respectively, are included in deferred revenues and $340 and $177, respectively, are included in other non-current liabilities in the accompanying consolidated balance sheets.

Certain arrangements include multiple elements involving software, hardware and implementation, training, or other services that are not essential to the functionality of the software. VSOE for services does not exist. Since the undelivered elements are typically services, the Company recognizes the entire arrangement fee ratably over the period during which the services are expected to be performed or the PCS period, whichever is longer, beginning with delivery of the software, provided that all other revenue recognition criteria are met. The services are typically completed before the PCS term expires. As such, upon completion of the services, the difference between the VSOE of fair value for the remaining PCS period and the remaining unrecognized portion of the arrangement fee is recognized as revenue (i.e. the residual method), and the remaining deferred revenue is recognized ratably over the remaining PCS period.

Fees for patient financial services related to accounts receivable management services are generally contracted as a percentage of amounts collected out of the allocated accounts. Revenue from such arrangements is recognized based on actual collections by the hospitals.

Fees for patient financial services related to reimbursement analytics are contracted either on a fixed fee or a contingent fee basis. Under the fixed fee, a fee is contractually fixed for each reimbursement package delivered. Revenue from such arrangements is recognized on the delivery of the reimbursement package. Under the contingent fee, the fee is contracted as a percentage of the amounts that would ultimately be reimbursed to the hospitals by the relevant authorities and is contingent upon receipt of the reimbursement by the hospital. Revenue from such arrangements is recognized when the contingency is resolved on receipt of the approval of the reimbursement package by the financial intermediaries. As of December 31, 2008 and 2009, $231 and $224, respectively, of revenue recognized in excess of billings is recorded as unbilled revenues and are included in accounts receivable in the consolidated balance sheets.

Sales Taxes

The Company presents taxes assessed by a governmental authority including sales, use, value added and excise taxes on a net basis and therefore the presentation of these taxes is excluded from the Company’s revenues and is included in accrued expenses in the accompanying consolidated balance sheets until such amounts are remitted to the taxing authorities.

Litigation and Settlement Costs

From time to time, the Company is involved in litigation, claims, contingencies and other legal matters. The Company records a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of the loss can be reasonably estimated. The Company expenses legal costs as incurred.

Restructuring Costs

A liability for restructuring costs associated with an exit or disposal activity is recognized and measured initially at fair value when the liability is incurred. The Company records a liability for severance costs when the obligation is attributable to employee service already rendered, the employees’ rights to those benefits accumulate or vest,

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

payment of the compensation is probable and the amount can be reasonably estimated. The Company records a liability for future, non-cancellable operating lease costs when the Company vacates a facility.

The Company’s estimates of future liabilities may change, requiring it to record additional restructuring charges or reduce the amount of liabilities recorded. At the end of each reporting period, the Company evaluates the remaining accrued restructuring charges to ensure their adequacy, that no excess accruals are retained and the utilization of the provisions are for their intended purposes in accordance with developed exit plans.

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Company’s statement of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. Management considers various sources of future taxable income including projected book earnings, the reversal of temporary differences, and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

Share-Based Compensation

The Company estimates the fair value of stock options on the date of grant using an option pricing model. The Company uses the Black-Scholes option pricing model to determine the fair value of its options. The determination of the fair value of stock based awards using an option pricing model is affected by a number of assumptions including expected volatility of the common stock over the expected term, the expected term, the risk free interest rate during the expected term and the expected dividends to be paid. The value of the portion of the award that is ultimately expected to vest is recognized as compensation expense over the requisite service periods.

Share-based compensation expense related to employee stock options for 2007, 2008 and 2009 was $1,308, $124 and $856 which was charged to selling, general and administrative expenses. As of December 31, 2009 total unamortized stock-based compensation cost related to non-vested stock options, net of expected forfeitures, was $673 which is expected to be recognized over a weighted-average period of 1.69 years.

Net Income (Loss) per Share

Basic net loss per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during each period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average shares outstanding, as adjusted for the dilutive effect of common stock equivalents, which consist of stock options, convertible notes and certain obligations which may be settled by the Company through issue of shares using the treasury stock method.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The table below reflects basic and diluted net loss per share for the periods ended:

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010

Net income (loss) attributable to CBaySystems Holdings Limited	$(2,596)	$(113,673)	$735	$(2,770)	$553
Less: amount payable to principal shareholders	—	(1,113)	(2,750)	(1,375)	(1,375)

Net loss available for common shareholders	$(2,596)	$(114,786)	$(2,015)	$(4,145)	$(822)

Weighted average shares outstanding:
Basic	57,929	101,669	156,116	154,991	157,705
Effect of dilutive stock	—	—	—	—	—

Diluted	57,929	101,669	156,116	154,991	157,705

Net loss per common share attributable to CBaySystems Holdings Limited:
Basic	$(0.04)	$(1.13)	$(0.01)	$(0.03)	$(0.01)
Diluted	$(0.04)	$(1.13)	$(0.01)	$(0.03)	$(0.01)

The computation of diluted net loss per share does not assume conversion, exercise or issuance of shares that would have an anti-dilutive effect on diluted net loss per share. Potentially dilutive shares having an anti-dilutive effect on net loss per share and, therefore, excluded from the calculation of diluted net loss per share, totaled 250, 24,051 and 59,073 shares for the years ended December 31, 2007, 2008 and 2009, respectively and 60,580 and 62,460 shares for the six months ended June 30, 2009 and 2010, respectively. The net income (loss) for the purpose of the basic loss per share is adjusted for the amounts payable to the Company’s principal shareholders amounting to $1,113 and $2,750 for the years ended December 31, 2008 and 2009, respectively and $1,375 for the six months ended June 30, 2009 and 2010, under the management services agreement, see Note 9, other commitments.

Advertising Costs

Advertising costs are expensed as incurred and for the years ended December 31, 2007, 2008 and 2009 were $828, $1,169 and $1,734, respectively and for the six months ended June 30, 2009 and 2010 were $361 and $812, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The Company’s cash management and investment policies dictate that cash equivalents be limited to investment grade, highly liquid securities. The Company places its temporary cash investments with high-credit rated, quality financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Consequently, the Company’s cash equivalents are subject to potential credit risk. As of December 31, 2008, 2009 and June 30, 2010, cash equivalents consisted of money market investments. The carrying value of cash and cash equivalents approximates fair value.

Restricted cash of $133, $93 and $1,160, as of December 31, 2008, 2009 and June 30, 2010, respectively, represents deposits that are maintained with banks as security for guarantees issued by them. Such amounts are included in other current assets in the consolidated balance sheets.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The carrying value of accounts receivable approximates fair value. The allowance for doubtful accounts is the Company’s best estimate for losses inherent in its accounts receivable portfolio. The sales return and allowance reserve is the Company’s best estimate of sales credits that will be issued related to its accounts receivable portfolio. These allowances are used to state trade receivables at estimated net realizable value.

The Company estimates uncollectible amounts based upon its historical write-off experience, current customer receivable balances, age of customer receivable balances, the customer’s financial condition and current economic conditions. Historically, these estimates have been adequate to cover its accounts receivable exposure.

The Company enters into medical transcription service arrangements which contain provisions for performance penalties in the event certain service levels, primarily related to turnaround time on transcribed reports, are not achieved. The Company reduces revenues for any performance penalties incurred and have included an estimate of such credits in its allowance for uncollectible accounts.

Product revenues for sales to end-user customers and resellers are recognized upon passage of title if all other revenue recognition criteria have been met. End-user customers generally do not have a right of return. The Company provides certain of its resellers and distributors with limited rights of return of its products. The Company reduces revenues for rights to return its product based upon our historical experience and have included an estimate of such credits in its allowance for doubtful accounts.

Deferred Equity Offering Costs

Costs have been incurred in connection with the planned initial public offering of the Company’s common stock. As of December 31, 2009 and June 30, 2010, legal, consulting and accounting costs aggregating approximately $270 and $1,300, respectively, have been deferred and are included in other current assets in the accompanying consolidated balance sheets. Upon the consummation of the offering, these costs will be treated as a reduction of the proceeds from the offering and will be included as a component of additional paid-in-capital. If the offering is terminated, the costs will be charged to expense in the period that it becomes probable that the costs are no longer realizable.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets which range from two to seven years for furniture, equipment and software, and the lesser of the lease term or estimated useful life for leasehold improvements. Repairs and maintenance costs are charged to expense as incurred while additions and betterments are capitalized. Gains or losses on disposals are charged to operations. Upon retirement, sale or other disposition, the related cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in operations.

Valuation of Long-Lived and Other Intangible Assets and Goodwill

In connection with acquisitions, the Company allocates portions of the purchase price to tangible and intangible assets, consisting primarily of acquired technologies and customer relationships, based on independent appraisals received after each acquisition, with the remainder allocated to goodwill. The Company assesses the realizability of goodwill and intangible assets with indefinite useful lives at least annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company has determined that the Company’s three reporting units are MedQuist Inc., CBay Transcription Business and Patient Financial Services (PFS). See Note 8 for goodwill impairment charge recorded in 2008.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Software Development

Costs incurred in creating a computer software product are charged to expense when incurred as research and development until technical feasibility has been established. Technical feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs are capitalized until the product is available for release to customers.

Software costs for internal use incurred in the preliminary project stage are expensed as incurred. Capitalization of costs begins when the preliminary project stage is completed and management, with the relevant authority, authorizes and commits funding of the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases no later than the point at which the project is substantially complete and ready for its intended use.

Capitalized software is reported at the lower of unamortized cost or net realizable value and is amortized over the product’s estimated economic life which is generally three years. As of December 31, 2008 and 2009, $942 and $1,321, respectively, of unamortized software development costs are included in other intangible assets in the accompanying consolidated balance sheets. For the years ended December 31, 2007, 2008 and 2009, software amortization expense was $0, $40 and $220, respectively.

Long-Lived and Other Intangible Assets

Long-lived assets, including property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To determine the recoverability of long-lived assets, the estimated future undiscounted cash flows expected to be generated by an asset is compared to the carrying value of the asset. If the carrying value of the long-lived asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds its fair value. Annually, the Company evaluates the reasonableness of the useful lives of these assets.

Intangible assets include certain assets (primarily customer relationships and trade names) obtained from business acquisitions and are being amortized using the straight-line method over their estimated useful lives which range from three to 10 years.

Foreign Currency Translation

The Company’s operating subsidiaries in the United Kingdom, Canada and India use the local currency as their functional currency. The Company translates the assets and liabilities of those entities into U.S. dollars using the month-end exchange rate. The Company translates revenues and expenses using the average exchange rates prevailing during the reporting period. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss) within equity. Gains and losses from foreign currency transactions are included in net gain and were $1,314, $203 and $325 for the years ended December 31, 2007, 2008 and 2009, respectively.

Business Enterprise Segments

The Company operates in one reportable operating segment which is technology enabled BPO (Business Process Outsourcing) for the healthcare industry based on the fact that the Company engages primarily in outsourcing services for the health care business solutions.

Concentration of Risk, Geographic Data and Enterprise-wide Disclosures

No single customer accounted for more than 10% of the Company’s net revenues in any period. There is no single geographic area of significant concentration other than the United States.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the net revenues by the categories of the Company’s services and products as a percentage of its total net revenues.

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010

Medical transcription	73.0%	80.0%	84.2%	84.5%	87.7%
Products and related services	—	1.9%	2.7%	2.0%	1.5%
PCS	—	3.7%	4.9%	4.7%	4.3%
PFS	27.0%	11.5%	4.8%	5.0%	3.5%
Other	—	2.9%	3.4%	3.8%	3.0%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Other includes medical coding, application service provider and other miscellaneous revenues.

The following summarizes the Company’s revenues and long-lived assets by geography.

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010

Revenue
United States	$55,249	$190,176	$360,619	$183,343	$197,521
Others	2,445	3,497	11,149	5,196	3,071

	$57,694	$193,673	$371,768	$188,539	$200,592

Long-lived assets

	December 31,		June 30,
	2008	2009	2010

United States	$18,556	$13,765	$18,826
Others	2,750	5,746	7,391

Total	$21,306	$19,511	$26,217

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the accompanying consolidated balance sheets at carrying values which approximate fair value due to the short-term nature of these instruments.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and Other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments. Other comprehensive income (loss) and comprehensive income (loss) are displayed separately in the Consolidated Statements of Equity and Other Comprehensive Income (loss).

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Acquisition Related Costs

Effective January 1, 2009, the Company expenses costs incurred in reviewing potential acquisitions in the period incurred. This includes legal, investment banking, accounting, tax and other consulting, as well as any internal costs. Prior to this date direct and incremental external costs of acquisitions were included in the purchase price.

Operating Leases

Lease rent expenses on operating leases are charged to expense over the lease term. Certain operating lease agreements provide for scheduled rent increases over the lease term. Rent expense for such leases is recognized on a straight-line basis over the lease term.

Supplemental Cash Flow Information

	Year Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010

Capital lease obligations incurred to acquire equipment	$308	$247	$3,523	$—	$—
Cash paid for interest	1,739	862	3,000	302	3,404
Cash paid for income taxes	84	160	796	497	(478)
Issuance of notes payable for acquisition of MedQuist Inc	—	117,179	—	—	—
Assets acquired for settlement of receivables	—	1,280	—	—	—
Redemption of preferred stock for settlement of receivables	—	1,565	—	—	—
Accommodation payments paid with credits	—	—	103	82	—
Fees to principal shareholders by issuing common stock	—	—	1,678	—	—
Conversion of interest on convertible notes to additional notes	—	—	5,484	—	—
Non cash debt incurred in connection with acquisition of Spheris	—	—	—	—	13,570

Recent Accounting Pronouncements

In September 2009, the FASB ratified two consensuses affecting revenue recognition:

The first consensus, Revenue Recognition—Multiple-Element Arrangements, sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. One of those current requirements is that there be objective and reliable evidence of the standalone selling price of the undelivered items, which must be supported by either vendor-specific objective evidence (VSOE) or third-party evidence (TPE).

This consensus eliminates the requirement that all undelivered elements have VSOE or TPE before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The second consensus, Software-Revenue Recognition addresses the accounting for transactions involving software to exclude from its scope tangible products that contain both software and non-software and non-software components that function together to deliver a product’s functionality.

The Consensuses are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is evaluating the potential impact of these requirements on its financial statements.

3.	Comprehensive (Loss) Income

Comprehensive (loss) income was as follows:

	Years Ended December 31,			Six Months Ended June 30,
	2007	2008	2009	2009	2010

Net income (loss) attributable to CBaySystems Holdings Limited	$(2,596)	$(113,673)	$735	$(2,770)	$553
Foreign currency translation adjustment gain (loss)	734	(2,039)	1,017	421	(675)

Comprehensive (loss) income	$(1,862)	$(115,712)	$1,752	$(2,349)	$(122)

4.	Cost of Legal Proceedings and Settlements

For the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010, the Company recorded charges of $0, $5,311, $14,943, $12,158 and $2,152 respectively, for costs associated with legal proceedings and settlements. The following is a summary of the amounts recorded in the accompanying consolidated statements of operations:

	Year Ended December 31,		Six Months Ended June 30,
	2008	2009	2009	2010

Legal fees and professional fees	$5,311	$8,593	$6,278	$1,242
Other, including settlements	—	6,350	5,880	910

Total	$5,311	$14,943	$12,158	$2,152

The amount included in Other, including settlements for 2009, is primarily for the settlement amount of $5,850 related to the Anthurium patent claim which was settled and paid in June 2009 and $500 for the reseller arbitration. The amount included in Other, including settlements for 2010, represents an additional charge of $900 required to bring the total Kaiser litigation settlement amount to $2,000 as a result of the settlement agreement with Kaiser more fully discussed in Note 14.

5.	Restructuring Charges

2008 Restructure Plan

During the fourth quarter of 2008, the Company implemented a restructuring plan related to a reduction in workforce in order to better align costs with revenues. The Company recorded $2,135 in severance charges related to the 2008 restructuring plan. The remaining restructuring costs are included in accrued expenses in the

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

accompanying consolidated balance sheet as of December 31, 2008. The table below reflects the financial statement activity related to the 2008 restructuring plan:

	Year Ended December 31,
	2008	2009

Beginning balance	$—	$1,323
Charge (reversal)	2,135	(83)
Cash paid	(812)	(1,240)

Ending balance	$1,323	$—

2009 Restructure Plan

During the third and fourth quarters of 2009, as a result of management’s continued planned process improvement and technology development investments MedQuist committed to an exit and disposal plan which includes projected employee severance for planned reduction in headcount. Because of planned development in late 2009 and execution of the plan over multiple quarters in 2009 and 2010, not all personnel affected by the plan know of the plan or its impact. The plan includes costs of $2,500 for employee severance and $300 for vacating operating leases. The table below reflects the financial statement activity related to the 2009 restructuring plan:

	Year Ended	Six Month Ended
	December 31, 2009	June 30, 2010

Beginning balance	$—	$2,064
Charge	2,810	121
Cash paid	(746)	(834)

Ending balance	$2,064	$1,351

The Company expects this to be paid in 2010.

2010 Restructuring Plan

During the second quarter of 2010, management’s ongoing cost reduction initiatives, including process improvement, combined with the acquisition of Spheris resulted in a restructuring plan involving staff reductions and other actions designed to maximize operating efficiencies. The affected employees are entitled to receive severance benefits under existing established severance policies. The employees were primarily in the operations and administrative functions. This initial action under the plan was approved during the second quarter of 2010. The table below reflects the financial statement activity related to the 2010 restructuring plan:

Six Months Ended
June 30, 2010

Beginning balance	$—
Charge	846
Cash paid	(194)

Ending balance	$652

The Company expects that restructuring activities may continue in 2010 as management identifies opportunities for synergies resulting from the acquisition of Spheris including the elimination of redundant functions.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

6.	Accounts Receivable

Accounts receivable consisted of the following as of December 31 and June 30:

	December 31,		June 30,
	2008	2009	2010

Trade accounts receivable	$60,824	$54,852	$74,699
Less: Allowance for doubtful accounts	(1,713)	(1,753)	(2,512)

Accounts receivable, net	$59,111	$53,099	$72,187

The activity in the allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2010 is as follows:

				June 30,
	2007	2008	2009	2010

Beginning balance	$—	$43	$1,713	$1,753
Allowance for doubtful accounts recognized during the year	43	2,424	2,306	1,085
Doubtful accounts written-off	—	(754)	(2,266)	(326)

Ending balance	$43	$1,713	$1,753	$2,512

Includes amounts written off to costs and expenses for bad debts of $43, $1,584, $197 and $377 for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively, and amounts charged to revenues for customer credits of $0, $840, $2,109 and $708 for the years ended December 31, 2007, 2008 and 2009 and the six months ended June 30, 2010, respectively.

7.	Property and Equipment

Property and equipment consisted of the following as of December 31:

	2008	2009

Computer equipment	$18,301	$26,567
Software	4,346	1,961
Furniture and office equipment	1,577	1,495
Leasehold improvements	2,509	4,869
Land	1,326	1,379
Others	1,730	1,452

Total property and equipment	29,789	37,723
Less: accumulated depreciation	(8,483)	(18,212)

Property and equipment, net	$21,306	$19,511

Depreciation expense for the year ended December 31, 2007, 2008 and 2009 is $1,478, $6,756 and $12,014, respectively.

8.	Goodwill and Other Intangible Assets

In connection with acquisitions, the Company allocates portions of the purchase price to tangible and intangible assets, consisting primarily of acquired technologies and customer relationships, based on independent appraisals

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

received after each acquisition, with the remainder allocated to goodwill. The Company assesses the realizability of goodwill and intangible assets with indefinite useful lives at least annually, or sooner if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company has determined that the impairment testing is to be conducted at our three reporting unit levels which are: MedQuist, CBay Transcription Business and PFS.

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 and for the six months ended June 30, 2010 are as follows:

	December 31,		June 30,
	2008	2009	2010

Balance as of January 1,	$18,361	$148,915	$152,159
Accumulated impairment loss	—	(98,972)	(98,972)

	18,361	49,943	53,187
Goodwill from acquisitions	118,274	—	46,174
Noncontrolling interests in goodwill of MedQuist	12,366	—	—
Contingent consideration	—	3,100	—
Goodwill impairment charge	(98,972)	—	—
Foreign currency adjustments and other	(86)	144	15
Balance at period end
Goodwill	148,915	152,159	251,535
Accumulated impairment losses	(98,972)	(98,972)	(98,972)

Goodwill at period end	$49,943	$53,187	$99,376

In the fourth quarter of 2008 which included the Company’s annual impairment testing, the Company determined the fair value using a combination of market capitalization based on market price per share for approximately the 60 days before December 31, 2008 and a discounted cash flow analysis. Determining fair value requires the exercise of significant judgment, including judgment about appropriate discount rates, perpetual growth rates, the amount and timing of expected future cash flows, as well as relevant comparable company earnings multiples for the market-based approach. The cash flows employed in the discounted cash flow analyses are based on the Company’s internal business model for 2009 and, for years beyond 2009, the growth rates the Company used were an estimate of the future growth in the industry in which the Company participates. The discount rates used in the discounted cash flow analyses are intended to reflect the risks inherent in the future cash flows of the reporting unit and are based on an estimated cost of capital, which the Company determined based on estimated cost of capital relative to its capital structure. In addition, the market-based approach utilizes comparable company public trading values, research analyst estimates and, where available, values observed in private market transactions. In 2008, the analysis indicated that the reporting units’ fair value was below the book value for the MedQuist and PFS reporting units, and accordingly an impairment charge was recorded to reduce the carrying value of goodwill to its fair value. The test of impairment of goodwill is a two-step process:

•	First, the Company compares the carrying amount of the reporting units, which is the book value to the fair value of its reporting unit. If the carrying amount of its reporting unit exceeds its fair value, the Company has to perform the second step of the process. If not, no further testing is needed. In the fourth quarter of 2008, the Company determined that the carrying amount of two of its reporting units: MedQuist and PFS exceeded the fair value and accordingly performed the second step in the analysis.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

•	If the second part of the analysis is required, the Company allocates the fair value of its reporting unit to all assets and liabilities as if the reporting unit had been acquired in a business combination at the date of the impairment test. The Company then compares the implied fair value of its reporting unit’s goodwill to its carrying amount. If the carrying amount of the Company’s goodwill exceeds its implied fair value, the Company recognizes an impairment loss in an amount equal to that excess.

In the second step, the Company allocated the fair value of the respective reporting unit to all assets and liabilities as if the respective reporting unit had been acquired in a business combination at the date of the impairment test. The Company then compared the implied fair value of goodwill of the respective reporting unit to its respective carrying amount. As the respective carrying amount of goodwill exceeded its respective implied fair value, a pre-tax impairment charge for the MedQuist and PFS reporting units of $89,633 and $9,339, respectively, was recorded for the year ended December 31, 2008.

The Company carried out its goodwill impairment test during the fourth quarter of 2009 and determined that the fair value of its reporting units exceeded its carrying value. In 2009 the fair value of the MedQuist reporting unit substantially exceeded its carrying value and the fair value of the PFS reporting unit exceeded its carrying value by 7%, and accordingly, no second step of the goodwill impairment test was performed and no impairment charge was recorded.

In estimating the fair value of the CBay Transcription reporting unit, the market approach and the income approach were used. The fair value of the reporting unit substantially exceeded its carrying value, and accordingly, no second step of the goodwill impairment test was performed and no impairment charge was recorded in 2008 and 2009.

Other Intangible Assets

The Company reviews its long-lived assets, including amortizable intangibles, for impairment when events indicate that their carrying amount may not be recoverable. When the Company determines that one or more impairment indicators are present for an asset, it compares the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. If the carrying amount of the asset is greater than the net future undiscounted cash flows that the asset is expected to generate, it compares the fair value to the book value of the asset. If the fair value is less than the book value, the Company recognizes an impairment loss. The impairment loss is the excess of the carrying amount of the asset over its fair value.

Some of the events that the Company considers as impairment indicators for our long-lived assets, including goodwill, are:

•	net book value compared to its fair value;

•	significant adverse economic and industry trends;

•	significant decrease in the market value of the asset;

•	the extent that the Company uses an asset or changes in the manner that it uses it;

•	significant changes to the asset since acquired; and

•	other changes in circumstances that potentially indicate all or a portion of the company will be sold.

During 2008 and 2009, the Company reviewed the carrying value of its long-lived assets other than goodwill and determined that the carrying amounts of such assets was less than the undiscounted cash flows and accordingly no impairment charge was recorded.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2008, 2009 and June 30, 2010 other intangible asset balances were:

	2008
		Accumulated	Net Book
	Cost	Amortization	Value

Customer relationships	$55,891	$4,552	$51,339
Technological knowhow	5,575	662	4,913
Software licenses	1,676	1,051	625
Trade names	21,892	1,358	20,534
Marketing related intangibles	561	265	296
Internally developed software	2,056	1,115	941
Covenants not to compete	2,363	318	2,045
Other	3,818	337	3,481

Total	$93,832	$9,658	$84,174

	2009
		Accumulated	Net Book
	Cost	Amortization	Value

Customer relationships	$55,891	$12,064	$43,827
Technological knowhow	5,575	1,874	3,701
Software licenses	2,953	2,457	496
Trade names	21,893	4,725	17,168
Marketing related intangibles	561	452	109
Internally developed software	4,024	420	3,604
Covenants not to compete	2,363	1,105	1,258
Other	4,907	2,232	2,675

Total	$98,167	$25,329	$72,838

	June 30, 2010
		Accumulated	Net Book
	Cost	Amortization	Value

Customer relationships	$90,596	$13,080	$77,516
Technological knowhow	18,013	2,566	15,447
Software licenses	3,711	3,147	564
Trade names	23,532	6,490	17,042
Marketing related intangibles	561	545	16
Internally developed software	4,766	572	4,194
Covenants not to compete	2,363	1,499	864
Other	4,909	2,510	2,399

Total	$148,451	$30,409	$118,042

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The estimated useful life and the weighted average remaining lives of the intangible assets as of December 31, 2009 were as follows:

	Estimated	Weighted Average
	Useful Life	Remaining Lives

Customer relationships	7-10 years	7 years
Technological knowhow	3-5 years	3 years
Software licenses	2-3 years	3 years
Trade names	6-7 years	5 years
Marketing related intangibles	3 years	3 years
Internally developed software	3 years	3 years
Others	3 years	3 years

Estimated annual amortization expense for intangible assets is as follows:

2010 (represents amortization for period July 1, 2010 - December 31, 2010)	$16,604
2011	32,639
2012	31,838
2013	19,836
2014	8,688
Thereafter	8,437

Total	$118,042

The Company recorded amortization expense of $1,437, $8,150 and $14,963 for the years ended December 31, 2007, 2008 and 2009, respectively.

9.	Contractual Obligations

Leases

The Company has acquired certain computers, office equipment and other assets under capital leases. The gross amount recorded in property and equipment for such capital leases and the related accumulated amortization amounted to $1,062 and $623 as of December 31, 2008 and $4,585 and $1,611 as of December 31, 2009, respectively. Amortization expense is $234, $400 and $988 for the years ended December 31, 2007, 2008 and 2009, respectively. See Note 13 for classification of capital lease obligations.

Minimum rental payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent and landlord incentives. Rental expense for operating leases for the years ended December 31, 2007, 2008 and 2009 was $1,318, $3,622 and $5,320, respectively. Future minimum lease

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

payments under non-cancelable leases (with initial or remaining lease terms in excess of one year) are as follows as of December 31, 2009:

	Capital	Operating
	Leases	Leases

2010	$1,130	$5,561
2011	1,655	4,747
2012	463	4,435
2013	358	3,970
2014 and thereafter	273	2,057

Total minimum lease payments	$3,879	$20,770

Less: amount representing interest	(745)

Present value of net minimum lease payments	3,134
Less: Current portion of obligations under capital leases	(817)

Obligations, under capital leases, excluding current portion	$2,317

Other Commitments—Related Party

Pursuant to an agreement entered into on August 19, 2008 the Company is obligated to pay S.A.C. PEI CB Investment II, LLC and Lehman Brothers Commercial Corporation Asia, an annual amount of $1,863 and $887, respectively, which the Company can elect to pay in cash or shares. Under the agreement, the Company is committed to pay for the remaining unexpired term on termination of the agreement or upon a change in control, the sum of the present value (using the discount rate equal to the yield on U.S. Treasury securities of like maturity) of the annual amounts that would have been payable with respect to the period from the date of such change of control or termination, as applicable through August 18, 2013. Such amounts are being recorded as a capital transaction. For the years ended December 31, 2008 and 2009 $1,113 and $2,750, respectively, have been recorded in the consolidated statements of equity and comprehensive income. During 2009, 2,566 shares of the Company’s common stock were issued to satisfy a portion of the annual amounts. As of December 31, 2008 and 2009 and June 30, 2010, $1,113, $2,185 and $2,162, respectively, of these amounts is accrued and recorded in due to related parties in the consolidated balance sheets.

Other Contractual Obligations

The following summarizes our other contractual obligations as of December 31, 2009:

			Severance and Other
			Guaranteed
	Total	Purchase	Payments

2010	$12,759	$8,666	$4,093
2011	2,203	2,203	—

Total	$14,962	$10,869	$4,093

Purchase obligations represent telecommunication contracts ($9,619), software development ($1,000) and other recurring purchase obligations ($250).

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2009, the Company has agreements with certain of its senior management and board of directors that provided for severance payments in the event these individuals were terminated without cause. The maximum exposure related to these agreements was $4,093 as of December 31, 2009.

10.	Acquisitions

Acquisition of MedQuist Inc.

On August 6, 2008, CBay Inc acquired approximately 69.5 percent of the outstanding common shares of MedQuist from Philips (the “MedQuist Acquisition”). The results of MedQuist operations have been included in the consolidated financial statements from that date. MedQuist is engaged in the business of medical transcription technology and services, which are integral to the clinical documentation workflow. It services health systems, hospitals and large medical practices throughout the U.S; in the clinical documentation workflow, it provides, in addition to medical transcription technology and services, digital dictation, speech recognition, electronic signature and medical coding technology and services. MedQuist is listed on The NASDAQ Global Market.

The acquisition is considered to be beneficial to the Company based upon the size and projected growth of the U.S. Medical Transcription industry, the leading market position of MedQuist and the complementary and potentially synergistic nature of MedQuist and Company’s businesses in terms of products and services, operations and technology.

The acquisition of a majority share in MedQuist will provide the Company with the scope, scale and resources to invest in new technology, to expand its suite of products and services and to pursue revenue and market share growth.

The total purchase price was as follows:

Cash	$98,079
Issue of 6% Convertible note	90,935
Issue of Promissory Note (Bridge note)	26,244
Acquisition expenses	24,446

Total	$239,704

The Company accounted for the acquisition as a purchase in accordance with FASB guidance on Business Combinations. In accordance with the guidance, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as at the date of acquisition. The Company prepared the purchase price allocations and in doing so considered the report of an independent valuation firm. The fair value of experienced management and delivery team (assembled workforce), which was one of the key drivers for this acquisition, was not separately recognized and has been included in the value of goodwill.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Date of
Acquisition
August 6, 2008

Tangible assets	$12,757
Intangible assets	71,599
Current assets	74,720
Other assets	6,756
Current liabilities	(44,337)
Other liabilities	(65)

Net assets	121,430
Consideration paid	239,704

Goodwill	$118,274

Goodwill recognized from the transaction is a result of the growth opportunity the investors anticipate in the Company’s core business, medical transcription.

No part of the goodwill is expected to be deductible for tax purposes.

Intangible assets recognized on acquisition of MedQuist on the date of acquisition are set out in the table below:

Date of
Acquisition
August 6, 2008

Customer Relationships	$40,380
Trade Names	21,892
Developed Technology	5,101
Others	4,226

Total	$71,599

AMS Plus Inc. (AMS Plus)

On August 13, 2007, the Company acquired 100% of the equity shares of AMS Plus, through its U.S. subsidiary Mirrus for total consideration of $12,500 comprising an upfront payment of $9,400 and a performance-related earn-out payment of $3,100 after two years.

AMS Plus manages billing and collections for physician practices and hospitals.

The Company accounted for the acquisition as a purchase in accordance with FASB guidance on Business Combinations. Accordingly, the results of operations have been included in the accompanying consolidated financial statements from the date of acquisition. In accordance with this guidance the purchase price was allocated to the assets acquired and liabilities assumed based on their fair values as at the date of acquisition based on fair values determined by an independent appraiser.

In May 2009, the performance-related earn-out amount of $3,100 became payable and has been accounted for as additional purchase price with a corresponding increase in goodwill.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Acquisition of Spheris

On April 22, 2010, the Company through its subsidiaries MedQuist and CBay Inc (the “Purchasers”), completed the acquisition of substantially all of the assets of Spheris, Inc. (“Spheris”) and certain of its affiliates including Spheris India Private Limited (“SIPL”) (collectively with Spheris and SIPL, the Sellers), pursuant to the terms of the Stock and Asset Purchase Agreement (the “Purchase Agreement”) entered into between the Purchasers and Sellers on April 15, 2010 for $112.4 million. Spheris provides medical transcription services in the United States. Costs incurred for the Acquisition and direct integration costs are included in the line item Acquisition related charges on the accompanying statements of operations. The Acquisition was funded from the proceeds of new credit facilities. See Note 13 for a description of the Acquisition financing.

The acquired business contributed net revenues of $26.4 million and a net loss of $4.5 million, inclusive of $6.0 million of Acquisition charges and $1.2 million of amortization of acquired intangibles, to the Company for the period from April 22, 2010 to June 30, 2010. The following unaudited pro forma summary presents the consolidated information of the Company as if the business combination had occurred at the beginning of each period.

	Pro Forma Six Months
	Ended June 30,
	2009	2010

Net revenues	$270,381	$243,963
Net income (loss) attributable to CBaySystems Holdings Limited	(646)	4,648
Net income (loss) per share attributable to CBaySystems Holdings Limited (Basic)	(0.01)	0.02
Net income (loss) per share attributable to CBaySystems Holdings Limited (Diluted)	$(0.01)	$0.02

These amounts have been calculated after applying the Companys’ accounting policies and adjusting the results of Spheris and SIPL to reflect the additional amortization of intangibles that would have been charged assuming the fair value adjustments to tangible and intangible assets had been applied from the beginning of the period being reported on, and the additional interest expense assuming the acquisition related debt had been incurred at the beginning of the period being reported on, excluding the acquisition costs and bankruptcy costs incurred by Spheris prior to the acquisition and including the related tax effects.

In the fourth quarter of 2009 and the first six months of 2010, the Company incurred $1,200 and $6,000, respectively, of acquisition related charges. These expenses are recorded in the line item Acquisition related charges on the Company’s consolidated statements of operations.

The net income (loss) for the purpose of the basic loss per share is adjusted for the amounts payable to the Company’s principal shareholders.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the consideration transferred by the Company to acquire the assets of Spheris and stock of SIPL, and the amounts of identified assets acquired and liabilities assumed at the acquisition date.

Cash consideration paid	$98,834
Fair value of unsecured Subordinated Promissory Note	13,570

Total consideration transferred	$112,404

Recognized amounts of identifiable assets acquired and liabilities assumed:
Fair value of Spheris net assets acquired
Cash	$797
Trade receivables	22,407
Other current assets	4,142
Property, plant and equipment	9,133
Deposits	1,036
Developed technology (included in intangibles)	11,390
Customer relationships (included in intangibles)	37,210
Trademarks and trade name (included in intangibles)	1,640
Goodwill	45,344
Trade and other payables	(20,695)

Identifiable assets acquired and liabilities assumed	$112,404

The total amount assigned to identified intangible assets and the related amortization period is shown below:

		Amortization
	Fair Value	Period

Developed technology	$11,390	9 years
Customer relationships	37,210	7-9 years
Trademarks and tradenames	1,640	4 years
Goodwill	$45,344	Indefinite

The amounts and lives of the identified intangibles other than goodwill were valued at fair value. The Company prepared the purchase price allocations and in doing so considered the report of an independent valuation firm. The analysis included a combination of the cost approach, and an income approach. The valuation used discount rates from 15% to 17%.

The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the Company’s acquisition of Spheris. The goodwill and intangible assets are deductible for tax purposes.

As outlined in the Purchase Agreement, the resolution of defined uncertain tax positions for tax years ended 2004 and 2005 may result in an obligation to the Sellers. Based upon the Company’s current estimates, it has recognized a liability to the Sellers in an amount of $900.

Under ASC Topic 820, Fair Value Measurements and Disclosures, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be unrelated buyers and sellers in the principal or the most advantageous

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

Total acquisition related transaction costs incurred by the Company are expensed in the periods in which the costs are incurred. Under ASC Topic 805, acquisition-related transaction costs (such as advisory, legal, valuation and other professional fees) are not included as components of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. External costs incurred to acquire the business, incremental direct integration costs, primarily travel, have been included in the line item Acquisition related charges on the statement of operations.

11.	Investments in Affiliated Companies

A-Life Medical Inc. (A-Life)

As of December 31, 2008 and December 31, 2009, the Company had an investment of $7,381 and $9,996, respectively, in A-Life, a privately held entity which provides advanced natural language processing technology for the medical industry, representing 32% of the outstanding ownership. For the year ended December 31, 2009, the investment increased by $2,015 related to the Company’s share of A-Life’s net income, primarily related to a gain resulting from an acquisition, additional cash investments in A-Life of $852 offset by $252 for a dilution which was recorded in equity in the consolidated balance sheet.

The table below represents the carrying value of the investment and the share in net assets in A-Life and other equity investments as of December 31, 2009, which is recorded in Other assets in the accompanying consolidated balance sheets:

	A-Life	Others	Total

Beginning balance	$7,263	$432	$7,695
Share in income	118	(37)	81

Balance as of December 31, 2008	7,381	395	7,776
Additional cash investments	852	—	852
Share in income	2,015	(82)	1,933
Dilution	(252)	—	(252)

Balance as of December 31, 2009	$9,996	$313	$10,309

See Note 21 for subsequent events.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

12.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of December 31,		As of June 30,
	2008	2009	2010

Customer accommodations	$12,055	$11,635	$11,477
Other accrued expenses	19,647	18,168	28,718

Total accrued expenses	$31,702	$29,803	$40,195

In November 2003, one of the employees of MedQuist raised allegations that it had engaged in improper billing practices. In response, the board of directors of MedQuist undertook an independent review of these allegations (Review). In response to MedQuist’s customers concern over its public disclosure of the certain findings from the Review, it took action in the fourth quarter of 2005 to avoid unnecessary litigation, which preserved and solidified its customer business relationships by offering a financial accommodation to certain of its customers.

In connection with MedQuist’s decision to offer financial accommodations to certain of its customers (Accommodation Customers), MedQuist analyzed its historical billing information and the available report level data (Management Billing Assessment) to develop individualized accommodation offers to be made to accommodate customers (Accommodation Analysis). Based on the Accommodation Analysis, MedQuist board of directors authorized management to make cash or credit accommodation offers to Accommodation Customers in the aggregate amount of $75,818. By accepting MedQuist’s accommodation offer, the customer agreed, among other things, to release MedQuist from any and all claims and liability regarding the billing related issues. MedQuist is unable to predict how many customers, if any, may accept the outstanding accommodation offers on the terms proposed by it, nor it is able to predict the timing of the acceptance (or rejection) of any outstanding accommodation offers. Until any offers are accepted, it may withdraw or modify the terms of the accommodation program or any outstanding offers at any time. In addition, MedQuist is unable to predict how many future offers, if made, will be accepted on the terms proposed by it. MedQuist regularly evaluates whether to proceed with, modify or withdraw the accommodation program or any outstanding offers.

The following is a summary of the financial statement activity related to the customer accommodation.

	December 31,		June 30,
	2008	2009	2010

Beginning balance	$12,206	$12,055	$11,635
Payments and other adjustments	(151)	(317)	(158)
Credits	—	(103)	—

Ending balance	$12,055	$11,635	$11,477

For each period presented, $1,100 of the balance is related to the Kaiser litigation as discussed in Note 14.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

13.	Debt

Current portion of debt consisted of the following as of:

	December 31,		June 30,
	2008	2009	2010

Short term credit facilities	$4,396	$4,769	$6,594
Current portion of long term borrowings	2,465	621	31,649
Bridge note	26,348	—	—
Current portion of capital lease obligations	288	817	3,284

Current portion of debt	$33,497	$6,207	$41,527

Debt consisted of the following as of:

	December 31,		June 30,
	2008	2009	2010

Capital lease obligations	$657	$3,134	$4,841
Bridge note	26,348	—	—
Term loans from banks	3,672	3,018	2,668
6% Convertible note	90,935	96,419	96,419
Term loan due from 2010 to 2012, with interest at Prime plus 3.25%	—	—	50,000
Revolving loan with interest at Prime plus 3% with a scheduled termination date of April 22, 2014	—	—	40,000
Subordinated promissory note, due in 2015 with varying interest rates	—	—	13,570
Short-term credit facilities	4,396	4,769	6,594

Total debt	126,008	107,340	214,092
Less: current portion	33,497	6,207	41,527

Long-term debt, net of current portion	$92,511	$101,133	$172,565

Credit Facilities

Line of Credit—K Bank

The Company has a revolving line of credit (‘LOC’) from K Bank. Subject to certain terms and conditions of the agreement with K Bank, the agreement provides a revolving line of credit of a maximum of $5,725. The amount available for borrowing is based on eligible accounts receivable. The rate of interest on this note is Prime + 1% with a floor of 6%. The note is payable on demand and is renewed annually. Under the agreement, certain subsidiaries of the Company assigned all their accounts receivable to K Bank with full recourse. The agreement contains certain covenants, which require the borrowers to notify the Bank of the important developments, including raising additional equity, borrowings, acquisition etc. The agreement does not contain any financial covenants. For the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010 interest expense of $438, $273, $266, $142 and $162 respectively, was recorded in the consolidated statements of operations. The amount outstanding as of December 31, 2008, 2009 and June 30, 2010 was $2,688, $3,343, and $3,393 respectively. The remaining available amount under the line of credit was $3,062, $2,407, and $2,357 as of December 31, 2008, 2009, and as of June 30, 2010, respectively.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Credit Agreement—ICICI Bank

The Company has a Credit Arrangement with ICICI Bank, Mumbai, India of $2,772, at interest rates ranging from LIBOR + 2.5% and 15.5%, respectively, which is secured by CBay India’s current assets and fixed assets. The amount outstanding as of December 31, 2008, 2009, and June 30, 2010 was $1,712, $1,426, and $194, respectively. For the years ended December 31, 2007, 2008 and 2009 and for the six months ended June 30, 2009 and 2010 interest expense of $36, $98, $205, $77 and $74, respectively, was recorded in interest expense in the consolidated statements of operations.

Credit Agreement—IndusInd Bank

The Company has a Credit Arrangement with IndusInd Bank, Mumbai, India of $3,227, at interest rates ranging from LIBOR + 3%, respectively, which is secured by current assets and fixed assets of CBay Systems (India) Private Limited (“CBay India”) a 100% subsidiary of the Company. The amount outstanding as of December 31, 2009 and June 30, 2010 was $0 and $3,003, respectively. For the six months ended June 30, 2009 and 2010 interest expense of $0 and $18, respectively, was recorded in interest expense in the consolidated statements of operations.

Line of Credit—Wells Fargo

In August 2009, MedQuist entered into a five-year $25 million revolving credit agreement (the Credit Agreement) with Wells Fargo Foothill, LLC. Subject to certain terms and conditions, the Credit Agreement provides committed revolving funding through August 2014 and includes an option whereby MedQuist can increase its maximum credit to $40 million. The amount available for borrowings is based upon a percentage of eligible accounts receivable. Under the agreement, there are reserves established which limit the amounts that can be available. At December 31, 2009, $21.0 million was available under the Credit Agreement. The Credit Agreement is a working capital facility that may be used for general corporate purposes. The Credit Agreement enables MedQuist to borrow funds in U.S. dollars, at variable interest rates. The Credit Agreement provides the lender a security interest in and against significantly all of our assets. Under the Credit Agreement, MedQuist agreed to certain covenants customarily found in such agreements including, but not limited to, financial covenants requiring us to maintain certain minimum levels of EBITDA and a minimum fixed charge coverage ratio. At December 31, 2009, MedQuist was in compliance with the financial covenants of the agreement. At December 31, 2009 there were no borrowings outstanding under the Credit Agreement.

Bridge Note

The Bridge Note carried an interest rate of 1.67% per annum from August 6, 2008 to November 4, 2008. This note was renewed at an interest rate of 6% per annum until February 4, 2009 and at a rate of 10% per annum thereafter. The note was due on May 4, 2009, but was further extended to September 30, 2009 on the same terms. During September 2009, the Company repaid the Bridge Note along with accrued interest amounting to $28,352. The Company has no future obligations under the Bridge Note.

6% Convertible Note

The Company issued a 6% Convertible Notes in connection with the acquisition of MedQuist which is due August 5, 2015. Any portion of the note can be converted at the option of Philips (the “holder”) into common stock of the Company, anytime after November 4, 2008. The conversion rate for this purpose shall be $1 of the principal amount equals 0.6048 shares of common stock of the Company. If this option is exercised by the holder, 58,314 shares of common stock will become issuable. The Company has the option to redeem this note or any

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

portion thereof after August 6, 2011 at a premium of 8%, after August 6, 2012 at a premium of 3%, and, after August 6, 2013, at par.

Further, after August 6, 2012, the holders representing at least 50% of the aggregate principal amount of the notes outstanding have a collective one time right to require the Company to repurchase for cash a portion of the notes which has not been previously purchased or redeemed by the Company. Also, if a change of control event occurs at any time prior to the maturity and if the note has not been purchased or redeemed by the Company, it shall be repurchased by the Company, at the option of the holder. The Company will evaluate the classification of the note at each reporting date considering the early redemption option available to the Company or the one time repurchase right available to the holder.

In March and August 2009, the Company exercised its interest on this convertible note from August 6, 2008 to August 5, 2009 into additional convertible notes aggregating to $5,484 with the same terms and conditions as the original note.

For the years ended December 31, 2008 and 2009 and for the six months ended June 30, 2010, interest expense accrued on the note was $2,212, $5,447 and $2,893, respectively.

Term and equipment loans

The Company has term loans payable to four banks which carry interest rates ranging from 6.5% to 16% per annum and are repayable monthly through August 2013. One loan contains certain non-financial covenants and limits borrowings for one of the Company’s subsidiaries and the Company is in compliance with these covenants. The Company has a working capital term loan which is a Rupee denominated loan from EXIM Bank. This loan is repayable in full in June 2011 and carries an interest rate of 12%. This loan is secured by certain assets of one of the Company’s subsidiaries.

The Company has various equipment and vehicle loans that carry interest rates ranging from 10% to 15% per annum and are repayable monthly through 2013. These loans are secured by the related equipment and vehicles.

Acquisition debt

In connection with the Acquisition, MedQuist Transcriptions, Ltd. a subsidiary of MedQuist, (“MedQuist Transcriptions”), and certain other subsidiaries of MedQuist (collectively, the “Loan Parties”) entered into a Credit Agreement (the “GE Credit Agreement”) with General Electric Capital Corporation, CapitalSource Bank, and Fifth Third Bank. The GE Credit Agreement provides for up to $100.0 million in senior secured credit facilities, consisting of a $50.0 million term loan, and a revolving credit facility of up to $50.0 million. The credit facilities are secured by a first priority lien on substantially all of the property of the Loan Parties. The term loan is repayable in equal quarterly installments of $5.0 million beginning October 1, 2010, with the balance payable 2.5 years from the date of closing. The Term Loan maturity date is the earlier of October 22, 2012 or the date on which the Company’s 6% Convertible note is repaid or otherwise becomes due and payable. Borrowings under the revolving credit facility may be made from time to time, subject to availability under such facility, until the fourth anniversary of the closing date. Amounts borrowed under the GE Credit Agreement bear interest at a rate selected by MedQuist Transcriptions equal to the Base Rate or the Eurodollar Rate (each as defined in the GE Credit Agreement) plus a margin, all as more fully set forth in the GE Credit Agreement. At June 30, 2010, the revolving credit facility and the term loan had interest rates of 6.25% and 6.75%, respectively.

The GE Credit Agreement contains customary covenants, including covenants relating to reporting and notification, payment of indebtedness, taxes and other obligations, and compliance with applicable laws. There are also financial covenants, which include a Minimum Consolidated Fixed Charge Coverage Ratio, and a Maximum Consolidated Senior Leverage Ratio and a Maximum Consolidated Total Leverage Ratio and a Minimum Liquidity, each as defined In the GE Credit Agreement. The GE Credit Agreement also imposes certain customary

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

limitations and requirements with respect to the incurrence of indebtedness and liens, investments, mergers, acquisitions and dispositions of assets. Amounts due under the GE Credit Agreement may be accelerated upon an Event of Default (as defined in the GE Credit Agreement), including failure to comply with obligations under the credit agreement, bankruptcy or insolvency, and termination of certain material agreements. The Company will continue to evaluate the classification of the term loan at each reporting date.

The Company incurred $6.1 million in costs with the GE Credit Agreement which are included in Other current assets and Other assets. These costs associated with debt incurred in connection with the Acquisition will be amortized as additional interest expense over the life of the underlying debt instruments.

Borrowings under the revolving credit facility are limited to the lesser of 85% of Eligible Receivables or the aggregate Revolving Credit Commitments, as defined in the credit facility. As of June 30, 2010, the Company had available borrowings under the facility of $8.9 million.

The GE Credit Agreement also contains subjective acceleration clauses and a springing lock box arrangement under which MedQuist retains control and dominion over cash receipts unless there is an Event of Default or Excess Availability is less than 20% of the aggregate Revolving Credit Commitments, as defined in the GE Credit Agreement. Pursuant to these provisions, MedQuist elected to make a payment of $5 million in July 2010 to maintain cash dominion and prevent enactment of the springing lock box provisions. The Company believes this payment will be sufficient to avoid enactment of the springing lock box in future periods. The Company also believes the probability of default under the agreement within the next 12 months to be remote.

The GE Credit Agreement also contains excess cash flow repayments provisions that require 25% of Excess Cash Flows, as defined in the agreement, to be remitted to the lenders within 95 days after year-end. The Company currently estimates that the amount of repayments that would be due during April 2011 at approximately $10 million. Such amount is currently classified as current. Actual payments, if any, may differ from this estimate.

Total Current maturities under the GE Credit Agreement consists of (a) the $5 million paid during July 2010 related to prevention of enactment of the springing lockbox, (b) $10 million estimated for excess cash flow sweeps in April 2011, and (c) $15 million of contractual maturities of the term loan obligations.

As of June 30, 2010, the Company believes that it is in compliance with the covenants of the GE Credit Agreement. However, there can be no assurance of future compliance.

When the Company entered into the GE Credit Agreement, the five-year $25.0 million revolving credit agreement with Wells Fargo Foothill, LLC (the “Wells Credit Agreement”) that it entered into on August 31, 2009 was terminated. No borrowings were ever made under the Wells Credit Agreement. In the three month period ended June 30, 2010 the Company wrote off deferred financing fees of $1.1 million and incurred termination fees of $0.6 million in connection with the termination of this facility. Such costs are included in Interest Expense on the accompanying Consolidated Statements of Operations.

In connection with the Acquisition, the Company entered into a subordinated promissory note with Spheris, Inc. (the “Subordinated Promissory Note”). The loan matures in five years from the date of the Acquisition. The face amount of the Subordinated Promissory Note totals $17.5 million with provisions for prepayment at discounted amounts, ranging from 77.5% of the principal if paid within six months, 87.5% from six to nine months, 97.5% from nine to twelve months, 102.0% by year two, 101.0% by year three and 100.0% thereafter. For purposes of the purchase price allocation, the note is discounted at 77.5% of the principal ($13.6 million). This note was a non-cash transaction. The fair value of the note was determined through the use of a Monte Carlo model which is Level 3 in the Fair Value hierarchy based upon significant unobservable inputs.

The Subordinated Promissory Note bears interest at 8.0% for the first six months, 9.0% from six to nine months, and 12.5% thereafter of which 2.5% may be paid by increasing the principal amount. Payments of interest are

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

made semi-annually on each six month anniversary of the Acquisition. For financial statement purposes the interest has been calculated using the average interest rates over the term of the Subordinated Promissory Note.

Future minimum principal payments on long term debt as of June 30, 2010 are as follows:

Year ending December 31:
2010 (represent payments for period July 1, 2010—December 31, 2010)	$13,878
2011	23,304
2012	122,028
2013	1,044
2014	40,247
2015	13,591

Total	$214,092

The Company recorded interest expense of $1,513, $3,416, $8,387, $4,660 and $7,361 during the years ended December 31, 2007, 2008, 2009 and the six months ended June 30, 2009 and 2010, respectively, on these borrowings.

See note 21 for subsequent events.

14.	Commitments and Contingencies

Customer Litigation

Kaiser Litigation

On June 6, 2008, plaintiffs Kaiser Foundation Health Plan, Inc., Kaiser Foundation Hospitals, The Permanente Medical Group, Inc., Kaiser Foundation Health Plan of the Mid-Atlantic States, Inc., and Kaiser Foundation Health Plan of Colorado (collectively, Kaiser) filed suit against MedQuist Inc. and MedQuist Transcriptions, Ltd. (collectively, MedQuist) in the Superior Court of the State of California in and for the County of Alameda. The action is entitled Foundation Health Plan Inc., et al v. MedQuist Inc. et al., Case No. CV-078-03425 PJH. The complaint asserts five causes of action, for common law fraud, breach of contract, violation of California Business and Professions Code section 17200, unjust enrichment, and a demand for an accounting.

On August 12, 2010, the parties entered into a Settlement Agreement and General Release (“Settlement Agreement”) whereby MedQuist made a lump sum payment of $2,000 to resolve all of Kaiser’s claims. Neither MedQuist, nor Kaiser, admitted to any liability or wrongdoing in connection with the settlement. On July 15, 2010, after the parties notified the Court that they had reached an agreement in principle to settle the action, the Court entered an Order of Dismissal without costs and without prejudice to the right, upon motion and good cause shown, within 60 days, to reopen the Action. Upon the parties’ entry into the Settlement Agreement on August 12, 2010, the dismissal became final, with prejudice and without right of appeal. Under the Settlement Agreement, the parties further agreed that each of the parties shall be solely responsible for their own costs and that the Court shall retain continuing jurisdiction over implementation of the Settlement Agreement.

Kahn Putative Class Action

On January 22, 2008, Alan R. Kahn, one of MedQuist’s shareholders, filed a shareholder putative class action lawsuit against MedQuist, Koninklijke Philips Electronics N.V. (Philips), its former majority shareholder, and four of its former non-independent directors, Clement Revetti, Jr., Stephen H. Rusckowski, Gregory M. Sebasky and Scott Weisenhoff. The action, entitled Alan R. Kahn v. Stephen H. Rusckowski, et al., Docket No. BUR-C-000007-08,

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

was venued in the Superior Court of New Jersey, Chancery Division, Burlington County. In the action, plaintiff purports to bring the action on his own behalf and on behalf of all current holders of MedQuist common stock. The original complaint alleged that defendants breached their fiduciary duties of good faith, fair dealing, loyalty, and due care by purportedly agreeing to and initiating a process for MedQuist’s sale or a change of control transaction which will allegedly cause harm to plaintiff and members of the putative class. Plaintiff sought damages in an unspecified amount, plus costs and interest, a judgment declaring that defendants breached their fiduciary duties and that any proposed transactions regarding MedQuist’s sale or change of control are void, an injunction preventing its sale or any change of control transaction that is not entirely fair to the class, an order directing it to appoint three independent directors to its board of directors, and attorneys’ fees and expenses.

On June 12, 2008, plaintiff filed an amended class action complaint against MedQuist, eight of its then current and former directors, and Philips in the Superior Court of New Jersey, Chancery Division. In the amended complaint, plaintiff alleged that MedQuist’s then current and former directors breached their fiduciary duties of good faith, fair dealing, loyalty, and due care by not providing its public shareholders with the opportunity to decide whether they wanted to participate in a share purchase offer with non-party CBaySystems Holdings Ltd. (CBaySystems Holdings) that would have allowed the public shareholders to sell their shares of MedQuist’s common stock for an amount above market price. Plaintiff further alleged that CBaySystems Holdings made the share purchase offer to Philips and that Philips breached its fiduciary duties by accepting CBaySystems Holdings’ offer. Based on these allegations, plaintiff sought declaratory, injunctive, and monetary relief from all defendants. Plaintiff claimed that MedQuist was only named as a party to the litigation for purposes of injunctive relief.

On July 14, 2008, MedQuist moved to dismiss plaintiff’s amended class action complaint, arguing (1) that plaintiff’s amended class action complaint did not allege that MedQuist engaged in any wrongdoing which supported a breach of fiduciary duty claim and (2) that a breach of fiduciary duty claim is not legally cognizable against a corporation. Plaintiff filed an opposition to MedQuist’s motion to dismiss on July 21, 2008.

On November 21, 2008, the Court granted MedQuist’s motion and the motions filed by the other defendants and dismissed plaintiff’s amended class action complaint with prejudice. On December 31, 2008, plaintiff filed an appeal of the trial court’s dismissal order with the New Jersey Appellate Division. Thereafter, the parties briefed all the issues raised in plaintiff’s appeal. In MedQuist’s opposition brief, it opposed all the arguments plaintiff raised with respect to the dismissal of the claims against it.

On September 24, 2009, the Appellate Division held oral argument on plaintiff’s appeal. On July 1, 2010, the Appellate Division entered an Order and Opinion that affirmed the dismissal of the claims against MedQuist and two of the MedQuist director defendants, Mr. Edward Siegel and Warren E. Pinckert II. The Appellate Division reversed the dismissal of the claims against the remaining defendants Philips and certain of our former directors and remanded those claims back to the Chancery Division. As a result of the Appellate Division’s July 1, 2010 Order and Opinion, MedQuist is no longer a defendant in this matter.

Reseller Arbitration Demand

On October 1, 2007, MedQuist received from counsel to nine current and former resellers of its products (Claimants), a copy of an arbitration demand filed by the Claimants, initiating an arbitration proceeding styled Diskriter, Inc., Electronic Office Systems, Inc., Milner Voice & Data, Inc., Nelson Systems, Inc., NEO Voice and Communications, Inc., Office Business Systems, Inc., Roach-Reid Office Systems, Inc., Stiles Office Systems, Inc., and Travis Voice and Data, Inc. v. MedQuist Inc. and MedQuist Transcriptions, Ltd. (collectively MedQuist) (filed on September 27, 2007, AAA, 30-118-Y-00839-07). The arbitration demand purports to set forth claims for breach of contract; breach of covenant of good faith and fair dealing; promissory estoppel; misrepresentation; and tortious interference with contractual relations. The Claimants allege that MedQuist breached its written agreements with the Claimants by: (i) failing to provide reasonable training, technical support, and other services; (ii) using the Claimants’ confidential information to compete against the Claimants; (iii) directly competing with

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

the Claimants’ territories; and (iv) failing to make new products available to the Claimants. In addition, the Claimants allege that MedQuist made false oral representations that it: (i) would provide new product, opportunities and support to the Claimants; (ii) were committed to continuing to use Claimants; (iii) did not intend to create its own sales force with respect to the Claimants’ territory; and (iv) would stay out of Claimants’ territories and would not attempt to take over the Claimants business and relationships with the Claimants’ customers and end-users. The Claimants assert that they are seeking damages in excess of $24.3 million. MedQuist also moved to dismiss MedQuist Inc. as a party to the arbitration since MedQuist Inc. is not a party to the Claimants’ agreements, and accordingly, has never agreed to arbitration. The AAA initially agreed to rule on these matters, but then decided to defer a ruling to the panel of arbitrators selected pursuant to the parties’ agreements (Panel). In response, MedQuist informed the Panel that a court, not the Panel, should rule on these issues. When it appeared that the Panel would rule on these issues, MedQuist initiated a lawsuit in the Superior Court of DeKalb County (the Court) and requested an injunction enjoining the Panel from deciding these issues. The Court denied the request, and indicated that a new motion could be filed if the Panel’s ruling was adverse to MedQuist Inc. or MedQuist Transcriptions, Ltd. On May 6, 2008, the Panel dismissed MedQuist Inc. as a party, but ruled against MedQuist opposition to a consolidated arbitration. MedQuist asked the Court to stay the arbitration in order to review that decision. The Court initially granted the stay, but later lifted the stay. The Court did not make any substantive rulings regarding consolidation, and in fact, left that decision and others to the assigned judge, who was unable to hear those motions. Accordingly, until further order of the Court, the arbitration will proceed forward.

MedQuist filed an answer and counterclaim in the arbitration, which generally denied liability. In the lawsuit, the defendants filed a motion to dismiss alleging that it’s complaint failed to state an actionable claim for relief. On July 25, 2008, MedQuist filed its response which opposed the motion to dismiss in all respects. On September 10, 2008, the Court heard argument on defendants’ motion to dismiss. The Court did not issue a decision, but rather, took the matter under advisement.

During discovery in the arbitration, Claimants repeatedly modified the individual damage claims and asserted two alternative damage theories. Claimants did not specify what the two alternative damage theories were, but stated that they were seeking alternative damage amounts for each Claimant. The Panel issued a Revised Scheduling Order, which tentatively scheduled the arbitration to begin in February 2010.

On March 31, 2010, the parties entered into a Settlement Agreement and Release pursuant to which MedQuist paid the Claimants $500 on April 1, 2010 to resolve all claims. Under the Settlement Agreement and Release, (i) the parties exchanged mutual releases, (ii) the arbitration and related state court litigation were dismissed with prejudice and (iii) MedQuist did not admit to any liability or wrongdoing. MedQuist accrued the entire amount of this settlement as of December 31, 2009.

SEC Investigation of Former MedQuist Officer

With respect to MedQuist’s historical billing practices, the SEC is pursuing civil litigation against its former chief financial officer, whose employment with MedQuist ended in July 2004. Pursuant to its bylaws, MedQuist has indemnification obligations for the legal fees for its former chief financial officer.

15. Stock Option Plans

2007 Equity incentive plan (the EI Plan)

The EI Plan was adopted by the Board of Directors (the “Board”) of the Company on June 12, 2007. The EI Plan is administered and operated by the Board in consultation with the Remuneration Committee of the Board.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The EI Plan provides a framework for the grant of equity and other equity related incentives to directors, officers, consultants and other employees of the Company in different jurisdictions. Awards may be in the form of share options, including incentive stock options (which comply with U.S. tax requirements), share appreciation rights, restricted shares, restricted stock units and other share, share based or cash awards.

In accordance with the EI Plan, share options for 951 ordinary shares were granted by the Board on June 12, 2007, at a price of $1.75. The options were granted to members of the senior management and key employees of the Company.

In cases where the options granted to any option holder were less than 20, such options vested in full on the date the shares of the Company were admitted on AIM. The shares of the Company were admitted to trading on AIM on June 18, 2007.

Where options granted to any option holder were equal to or more than 20, such options vested as follows—50% on the date of grant, 25% on the first anniversary of the date of grant and the balance on the second anniversary of the date of grant.

The options are exercisable no later than 10 years from the date of grant subject to vesting as stated above. However, the options are subject to early exercise upon a change in control of the Company, as defined. The options shall lapse at the end of the option period. Additionally, the options of any option holder, would lapse on the expiry of three months from the date of cessation of employment or services to the Company for cause (unless otherwise determined by the Board). However, if such option holder leaves otherwise than for cause (as defined in the option agreement), the option holder would be entitled to exercise their options within a period of six months from the date of cessation of employment or service. All share based employee compensation is settled in equity. The Company has no legal or constructive obligation to repurchase or cash settle the options.

Additionally, on June 12, 2007, the board of directors of the Company approved the grant of 3,034 options to certain directors and senior management personnel of the Company. The options were granted in 3 Tranches in the amounts of 1,517 options, 1,011 options and 506 options for Tranche 1, Tranche 2 and Tranche 3, respectively. The exercise price for the options in Tranche 1 was $1.30 per share and for the options in Tranche 2 it was $1.75. Options in Tranche 1 and 2 were exercisable until December 31, 2008 and all such options expired unexercised on December 31, 2008. As of December 31, 2008 and 2009, there are 506 and 404, respectively, of outstanding options in Tranche 3, of which all are exercisable and 102 were forfeited in 2009.

Due to change in control on August 6, 2008, all unvested options vested immediately on that date, which resulted in a share based compensation expense of $18.

In April 2009, the board of directors of the Company approved the key terms of an option award to certain management employees for the completion of acquisition of MedQuist and 9,935 options were granted at an exercise at a price of $1.48 per share. The options vest in a graded manner over a period ending on August 6, 2011, with one third of the options vesting on August 6, 2009 and one sixth of the options vesting every six months thereafter. These options expire on August 6, 2018.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Share options and weighted average exercise price are as follows for the reporting periods presented:

	Number of	Weighted Average
	Options	Exercise Price
Outstanding at January 1, 2007	—	$—
Granted	3,985	1.58
Forfeited	—	—
Exercised	—	—
Expired	—	—

Outstanding at January 1, 2008	3,985	$1.58
Granted	—	—
Forfeited	—	—
Exercised	—	—
Expired	(2,714)	$1.50

Outstanding at January 1, 2009	1,271	$1.75
Granted	10,086	1.11
Forfeited	—	—
Exercised	—	—
Expired	(231)	1.75

Outstanding at December 31, 2009	11,126	$1.17

Exercisable at December 31, 2009	4,502	$1.17

Options outstanding that have vested and are expected to vest as of December 31, 2009 are as follows:

			Weighted Average		Aggregate Intrinsic
	Outstanding	Weighted Average	Remaining Contract	Intrinsic	Value as of
	Options	Exercise Price in $	Term (in years)	Value	December 31, 2009

Vested and exercisable at year end	4,502	$1.17	8.04	$138	$138
Expected to vest	6,529	$1.15	8.29	$402	$402

The Company recognized $664 as compensation cost during the period in respect of these options. The fair values of these options have been calculated using a Black Scholes model using the following assumptions:

Dividend yield	0%
Expected life	4.8 – 5.8 years
Risk free interest rate	4.42%
Volatility	34%-35%

The unamortized cost of the options as of December 31, 2009 was $333. The total fair value of the shares vested during December 31, 2009 was $664. The weighted average grant date fair values of options granted during the year ended December 31, 2009 was $0.1. As of December 31, 2009, there were 5,034 additional options available for grant under the EI Plan.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

MedQuist Stock option plan

MedQuist stock option plans provide for the granting of options to purchase shares of common stock to eligible employees (including officers) as well as to our non-employee directors. Options may be issued with the exercise prices equal to the fair market value of the common stock on the date of grant or at a price determined by a committee of our board of directors. Stock options vest and are exercisable over periods determined by the committee, generally five years, and expire no more than 10 years after the grant.

In July 2004, the board of directors of MedQuist affirmed its June 2004 decision to indefinitely suspend the exercise and future grant of options under our stock option plans. Ten former executives separated from MedQuist in 2005 and 2004. Notwithstanding the suspension, to the extent such executives held options that were vested as of their resignation date, such options remained exercisable for the post-termination period, generally 90 days, commencing on the date that the suspension was lifted for the exercise of options. There were 704 shares that qualified for this post-termination exercise period. The suspension was lifted on October 4, 2007 and all but 154 of these options terminated on February 1, 2008. In July 2008, 12 of the 154 options were exercised for an aggregate exercise amount of $68. As of December 31, 2009 there are no options outstanding related to the 10 former executives.

Information with respect to MedQuist’s common stock options is as follows:

			Weighted
			Average
			Remaining
	Share	Weighted	Contractual	Aggregate
	Subject to	Average	Life in	Intrinsic
	Options	Exercise Price	Years	Value
Outstanding, January 1, 2007	2,312	$32.57
Granted	200	$11.20
Exercised	(4)	$2.71
Forfeited	(137)	$29.10
Cancelled	(12)	$17.45

Outstanding, December 31, 2007	2,359	$31.08
Granted	296	$11.20
Exercised	(12)	$2.71
Forfeited	(827)	$29.10

Outstanding, December 31, 2008	1,816	$23.34
Granted	—	$—
Exercised	—	$—
Forfeited	(553)	$22.57

Outstanding, December 31, 2009	1,263	$24.47	3.3	$—

Exercisable, December 31, 2009	1,065	$27.47	2.3	$—

Options vested and expected to vest as of December 31, 2009	1,263	$24.47	3.3	$—

The aggregate intrinsic value is calculated using the difference between the closing stock price on the last trading day of 2009 and the option exercise price, multiplied by the number of in-the-money options. As of December 31, 2009, no options were in the money.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

There were no options granted or exercised in 2009. There were 296 options granted and 12 options exercised in 2008. MedQuist estimated fair value for the option grant by applying the Black- Scholes option pricing valuation model. The application of this model involves assumptions that are judgmental and sensitive in the determination of compensation expense. The key assumptions used in determining the fair value of the options were:

Expected term (years)	5.92
Expected volatility	54.5%
Dividend Yield	0%
Expected risk free interest rate	3.25%

Significant assumptions required to estimate the fair value of stock options include the following:

•	Expected term: The SEC Staff Accounting Bulletin No 107 “Simplified” method has been used to determine a weighted average expected term of options granted.

•	Expected volatility: We have estimated expected volatility based on the historical stock price volatility of a company of similar publicly traded companies. We believe that our historical volatility is not indicative of future volatility.

The weighted average grant date fair value of options modified in the first quarter of 2009 was $1.97 per share.

A summary of outstanding and exercisable options as of December 31, 2009 is as follows:

	Options Outstanding			Options Exercisable
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual Life	Exercise	Number of	Exercise
Range of Exercise Price	Shares	(in years)	Price	Shares	Price
$2.71-$10.00	296	8.8	$8.25	98	$8.25
$10.01-$20.00	260	2.4	$17.13	260	$17.13
$20.01-$30.00	514	1.6	$26.41	514	$26.41
$30.01-$40.00	36	0.9	$32.29	36	$32.29
$40.01-$70.00	157	0.4	$59.13	157	$59.13

	1,263	3.3	$24.47	1,065	$27.47

There were 296 and 0 options granted during 2008 and 2009. There were 0 options exercised in 2008 and 2009.

The total fair value of shares vested during 2009 was $193.

As of December 31, 2009, there were 969 additional options available for grant under MedQuist’s stock option plans.

On August 27, 2009, MedQuist board of directors, upon the recommendation of its compensation committee, approved the MedQuist Inc, Long-Term Incentive Plan. The Incentive Plan is designed to encourage and reward the creation of long-term equity value by certain members of its senior management team. The executive and key employees will be selected by the Compensation Committee and will be eligible to participate in the Incentive Plan.

No amounts have been accrued through June 30, 2010 under the Incentive Plan as no awards have been made as of June 30, 2010.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Other plan

A subsidiary of the Company has granted stock options under non-qualified stock option agreements to certain of the subsidiary employees, officers and directors. As of December 31, 2008 and 2009, there are 72 and 42, respectively, of outstanding options, of which 36 and 34, respectively, are exercisable. The weighted average exercise price is $0.40 as of December 31, 2008 and 2009 and the weighted average remaining contract term as of December 31, 2009 is 3.50 years and there is no unamortized compensation expense.

16.	Income Taxes

Domestic refers to income taxes recorded on our operations in the British Virgin Islands and foreign refers to income taxes recorded on operations in the United States and India. The sources of income (loss) before income taxes and the income tax provision (benefit) for the years ended December 31, 2007, 2008 and 2009 are as follows:

	2007	2008	2009
Income (loss) before income taxes and noncontrolling interest:
Domestic	$(1,345)	$(775)	$(2,510)
Foreign	(1,421)	(113,142)	11,412

Income (loss) before income taxes and noncontrolling interest	(2,766)	(113,917)	8,902

Current income tax provision (benefit):
Domestic	—	—	—
Foreign	191	1,034	403

Current income tax provision	191	1,034	403

Deferred income tax provision (benefit):
Domestic	—	—	—
Foreign	(304)	(6,432)	679

Deferred income tax provisions (benefit)	(304)	(6,432)	679

Income tax provision (benefit)	$(113)	$(5,398)	$1,082

The reconciliation of the income tax provision (benefit) at statutory federal income tax rate to the Company’s income tax provision (benefit):

	2007	2008	2009
Provision (benefit) at statutory tax rate	$—	$(39,871)	$3,116
Valuation allowance	—	21,593	(2,300)
Goodwill impairment	—	13,119	—
Foreign rate differential	—	—	801
Adjustments to tax reserves	(968)	342	(62)
Permanent differences	—	168	(189)
Intercompany dividend	—	—	389
State taxes	—	(2,049)	(302)
Other, net	855	1,300	(371)

Income tax provision (benefit)	$(113)	$(5,398)	$1,082

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2008 and 2009 were as follows:

	2008	2009
Deferred tax assets
Foreign net operating loss carry forwards	$52,665	$54,734
Accounts receivable	2,028	1,321
Property and equipment	1,790	2,526
Intangibles	8,884	6,499
Employee compensation and benefit plans	1,295	1,770
Deferred compensation	164	—
Customer accommodation	4,668	4,515
Accruals and reserves	4,810	3,520
Other	1,291	1,673

Total gross deferred tax assets	77,595	76,558
Less: Valuation allowance	(70,711)	(71,183)

Total deferred tax assets	6,884	5,375
Deferred tax liabilities
Property and equipment	(41)	(12)
Intangibles	(5,109)	(4,085)

Total deferred tax liabilities	(5,150)	(4,097)

Net deferred tax asset	$1,734	$1,278

Under the Indian Income Tax Act, a substantial portion of the profits of the Company’s Indian operations is exempt from Indian income tax. The Indian tax year ends on March 31. This tax holiday is available for a period of ten consecutive years beginning in the year in which the respective Indian undertaking commenced operations. The tax holiday expires with respect to the Company’s Indian operations through the year ended March 31, 2011.

As of December 31, 2009, the Company had federal net operating loss carry forwards of approximately $130,000 which will begin to expire in 2026. The Company had state net operating losses of approximately $250,000 which will expire from 2010 to 2029.

Utilization of the net operating loss carry forwards will be subject to an annual limitation in future years as a result of the change in ownership as defined by Section 382 of the Internal Revenue Code and similar state provisions. The Group performed an analysis on the annual limitation as a result of the ownership change that occurred in 2008.

In assessing the future realization of deferred taxes, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized based on projections of our future taxable earnings. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

After consideration of all evidence, both positive and negative, management concluded that it was more likely than not that a majority of the deferred tax assets would not be realized. As of December 31, 2009, this valuation allowance has increased from $70,711 as of December 31, 2008 to $71,183.

Deferred tax assets were recognized to the extent that objective positive evidence existed with respect to their future utilization. The objective positive evidence included income expected to be recognized due to the reversal of deferred tax liabilities as of December 31, 2009. In analyzing deferred tax liabilities as a source for potential income for purposes of recognizing deferred tax assets, the deferred tax liabilities related to excess book basis in goodwill over tax basis in goodwill were considered a source of future income for benefiting deferred tax assets with indefinite lives only due to the indefinite life and uncertainty of reversal of these liabilities during the same period as the non-indefinite life deferred tax assets.

The total amount of unrecognized tax benefits as of December 31, 2009 was $5,497 which includes $484 of accrued interest related to unrecognized income tax benefits which we recognize as a component of the provision for income taxes. Of the $5,497 unrecognized tax benefits, $4,613 relates to tax positions which if recognized would impact the effective tax rate, not considering the impact of any valuation allowance. Of the $4,613, $3,576 is attributable to uncertain tax positions with respect to certain deferred tax assets which if recognized would currently be offset by a full valuation allowance due to the fact that at the current time it is more likely than not that these assets would not be recognized due to a lack of sufficient projected income in the future.

The following is a roll-forward of the changes in the Company unrecognized tax benefits:

Total unrecognized tax benefits as of January 1, 2009	$5,090
Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during the prior period	(9)
Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during the current period	62
Amount of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	—
Reduction to unrecognized tax benefits as a result of a lapse of applicable statute of limitations	(130)

Total unrecognized tax benefits as of December 31, 2009	$5,013

Total unrecognized tax benefits that would impact the effective tax rate if recognized	$4,613

Total amount of interest and penalties recognized in the accompanying consolidated statement of operations for the year ended December 31, 2009	$(126)

Total amount of interest and penalties recognized in the accompanying consolidated balance sheet as of December 31, 2009	$484

Total unrecognized tax benefits as of January 1, 2010	$5,013
Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during the prior period	4,909
Amount of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(650)

Total unrecognized tax benefits as of June 30, 2010	$9,272

Total unrecognized tax benefits that would impact the effective tax rate if recognized	$8,925

Total amount of interest and penalties recognized in the accompanying consolidated statement of operations for the six months ended June 30, 2010	$(237)

Total amount of interest and penalties recognized in the accompanying consolidated balance sheet as of June 30, 2010	$780

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

A majority of the $4,909 increase to the reserve for uncertain tax positions recorded during the period ended June 30, 2010 relates to certain tax exposure items acquired as a result of the Spheris Acquisition. As such, the liability related to these amounts was accounted for as part of the purchase price allocations and was not charged to income tax expense.

The Company files income tax returns in the U.S. federal jurisdiction, all U.S. states which require income tax returns and foreign jurisdictions. Due to the nature of the Company’s operations, no state or foreign jurisdiction is individually significant. With limited exceptions the Company is no longer subject to examination by the U.S. federal or states jurisdiction for years prior to 2007. The Internal Revenue Service concluded a federal tax audit for MedQuist Inc and its subsidiaries for the tax years 2003 through 2006 with no material adjustments. However those years have not been audited for the other members of the Company. The Company is no longer subject to examination by the UK federal jurisdiction for years prior to 2007. The Company does have various state tax audits and appeals in process at any given time. As of December 31, 2009, the Indian tax authorities have concluded their tax audits for the tax years through March 31, 2008 with no significant tax adjustments.

The Company anticipates decreases in unrecognized tax benefits of approximately $126 related to state statutes of limitations expiring during 2010. The Company’s unrecognized tax benefits are expected to change in 2010. The Company is currently in the process of negotiating with certain jurisdictions to resolve specific issues related to tax positions taken in prior periods.

17.	Employee Benefit Plans

401(k) Plans of U.S. subsidiaries

MedQuist—401(k) Plan

MedQuist maintains a tax-qualified retirement plan named the MedQuist 401(k) Plan (401(k) Plan) that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. MedQuist 401(k) Plan allows eligible employees to contribute up to 25% of their annual eligible compensation on a pre-tax basis, subject to applicable Internal Revenue Code limits. Elective deferral contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directives. Employee elective deferrals are 100% vested at all times. MedQuist 401(k) Plan provides that it may make a discretionary matching contribution to the participants in the 401(k) Plan. MedQuist discretionary matching contribution, if any, shall be in an amount not to exceed 100% of the first 25% of a plan participant’s compensation contributed as pre-tax contributions to the 401(k) Plan. In its sole discretion, it may make discretionary matching contributions on a quarterly or annual basis. Historically MedQuist has matched 50% of each participant’s contribution, up to a maximum of 5% of each participant’s total annual compensation. Matching contributions are 33% vested after one year of service, 67% vested after two years of service and 100% vested after three years of service. MedQuist did not match the employee contributions for the years ended December 31, 2008 and 2009.

401(k) Plan of other U.S. subsidiaries

The Company maintains tax qualified retirement plans for its U.S. employees that provide eligible employees the opportunity to save for retirement on a tax advantage basis. The plans allow for eligible employees to contribute a portion of their annual eligible compensation on a pretax basis subject to applicable internal revenue code limits. The Company may make discretionary matching contributions to the participant’s accounts in its sole discretion. The Company did not match employee contributions for the years ended December 31, 2007, 2008 and 2009.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Executive Deferred Compensation Plan

MedQuist had established the MedQuist Inc. Executive Deferred Compensation Plan (EDCP) in 2001. The EDCP, which was administered by the compensation committee of MedQuist board of directors, allowed certain members of management and highly compensated employees to defer a certain percentage of their income. Participants were permitted to defer compensation into an account in which proceeds were available either during or after termination of employment.

In the third quarter of 2009 MedQuist terminated the plan and distributed plan assets to participants, and liquidated the remaining plan assets prior to December 31, 2009. As of December 31, 2008 the value of the assets held, primarily insurance contracts, managed and invested pursuant to the EDCP was $787 and was included in other current assets in the accompanying consolidated balance sheets. As of December 31, 2008 the deferred compensation liability reflecting amounts due to employees was $237 and was included in accrued expenses in the accompanying consolidated balance sheets.

CBay India and its Indian subsidiaries

Gratuity

In accordance with applicable Indian laws, CBay India and its Indian subsidiaries provide for a defined benefit retirement plan (“the Gratuity Plan”) covering eligible employees. The Gratuity Plan provides for a lump sum payment to vested employees on retirement, death, incapacitation or termination of employment at an amount that is based on salary and tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation. The measurement date used to measure fair value of plan assets and benefit obligations is December 31, 2009; however, the Gratuity Plan is unfunded as of December 31, 2009.

As of December 31, 2008 and 2009 the projected benefit obligation was $267 and $330, respectively. These amounts have been included in other noncurrent liabilities in the consolidated balance sheets. The accumulated benefit obligation was $143 and $211 as of December 31, 2008 and 2009, respectively. Net periodic benefit cost under the Gratuity Plan amounted to $44, $187 and $65 for 2007, 2008 and 2009, respectively.

Other Benefit Plans

CBay India and its Indian subsidiaries also have a defined contribution plans that are largely governed by local statutory laws and covers the eligible employees. These plans are funded both by the employees and by the Company with an equal contribution, primarily based on a specified percentage of the employee’s basic salary. The total contribution to these plans by the Company during the years ended December 31, 2007, 2008 and 2009 was $350, $413, and $565, respectively, and the Company has no obligation beyond the amounts contributed.

18.	Related Party Transactions

Transactions with affiliates of the Company’s majority shareholder

During the year ended December 31, 2008, $8,000 was paid to affiliates of the Company’s majority shareholder for services in connection with the equity subscription in the Company and the acquisition of MedQuist. The Company also entered into an agreement with an affiliate of its majority shareholder in August 2008. Fees in the amount of $1,113 and $2,750 were recorded for the years ended December 31, 2008 and 2009, respectively. As of December 31, 2008 and 2009 and as of June 30, 2010, $1,113 $2,185 and $2,162, respectively, is accrued as a result of this agreement and is recorded in due to related parties in the consolidated balance sheets.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

On May 4, 2010, the audit committee of MedQuist’s board of directors approved the payment of and the Company expensed a $1,500 success-based fee to an affiliate of its majority shareholder in connection with the Spheris Acquisition.

Transactions with an entity under common control

During the years ended December 31, 2007 and 2008 the Company provided transcription services, software development, customer relationship and other services to an entity in which the Company’s director exercised significant influence. Such entity was an entity under common control until the August 6, 2008 investment by the Company’s current majority shareholder. The amounts charged by the Company for such services aggregated $9,156 and $633 respectively for 2007 and 2008. Additionally, the Company at various times prior to August 6, 2008 made and received short-term advances to and from the related party. During the year ended December 31, 2008, the Company redeemed mandatory redeemable preferred stock previously issued to the related party. Also during the year ended December 31, 2008, the Company accepted transfers of certain assets as repayment for amounts owed it by this party. The balance receivable from this entity of $760 as of December 31, 2008 was not considered to be recoverable and accordingly it was written off. There were no transactions with this party during the year ended December 31, 2009.

Mirrus Systems Inc.

Effective February 10, 2009 the former CEO and President of Mirrus Systems Inc. (Mirrus) and former executive director on the Board of the Company resigned from services with the company. Under the terms of his settlement among other matters, he transferred his holdings of approximately 13% in Mirrus to the Company. As a result of the settlement, Mirrus is a 100% subsidiary of the Company. The difference between the consideration paid and the carrying value of the non-controlling interest in Mirrus acquired of $690 has been recorded as additional paid in capital.

Transactions with entities in which Directors exercise significant influence

The Company occupied property owned by a significant shareholder and paid rent and service charges totaling $557, $429 and $0 for the years ended December 31, 2007, 2008 and 2009, respectively. Effective August 6, 2008, this shareholder ceased to be a significant shareholder. The Company also occupies a property owned by a trust in which the President, CEO and a director of one of its subsidiary, has an interest as a sole trustee and owner of the trust. An amount of $59, $179 and $181, was paid as rent for the years ended December 31, 2007, 2008 and 2009, respectively.

During the year ended December 31, 2008 and 2009, the Company paid $240 and $113 to a Director to purchase the noncontrolling interest in one of its subsidiaries. The Company sold software solution services to a company in which a Director exercises significant influence aggregating $923 and $471 for the years ended December 31, 2007 and 2008, respectively.

Transactions with affiliated companies

The Company purchased transcription services from an affiliated Company during the years ended December 31, 2007, 2008 and 2009 aggregating $479, $601 and $819, respectively. As of December 31, 2008 and 2009, $38 and $222 is receivable from this company. During 2008, the Company made an additional equity investment in this company amounting to $116.

During the year ended December 31, 2008 and 2009, the Company purchased certain services of $162 and $365, respectively, from an affiliated company.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

19.	Financial Instruments

Effective January 1, 2008, the Company adopted the provisions for fair value accounting for financial assets and financial liabilities. This did not have a material impact on the Company’s financial position, results of operations and cash flows. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad categories.

Level 1: Quoted market prices in active markets for identical assets or liabilities that the company has the ability to access. Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves. Level 3: Inputs are unobservable data points that are not corroborated by market data. At December 31, 2008, the Company held one financial asset, Executive Deferred Compensation Plan, Note 16, assets (EDCP) included in other current assets. The Company measured the fair value of our EDCP on a recurring basis using Level 2 (significant other observable) inputs. In the third quarter of 2009 the Company terminated the plan and distributed plan assets to participants and liquidated the remaining plan assets. Accordingly there were no financial instruments as defined as of December 31, 2009.

20.	Quarterly Financial Information (Unaudited)

The following table sets forth selected quarterly consolidated financial information for the years ended December 31, 2008 and 2009. The operating results for any given quarter are not necessarily indicative of results for any future period.

	1st Quarter		2nd Quarter	3rd Quarter		4th Quarter

2008
Net revenues	$17,224		$17,896	$64,338		$94,215
Gross profit	$8,046		$9,157	$19,557		$31,839
Net income (loss) attributable to CBaySystems Holdings Limited	$493		$978	$(10,087	)(a)	$(105,057	)(b)
Net income (loss) per share attributable to CBaySystems Holdings Limited(e)
Basic	$0.01		$0.02	$(0.09)		$(0.68)
Diluted	$0.01		$0.02	$(0.09)		$(0.68)
Weighted average shares outstanding:
Basic	65,002		65,002	119,996		154,991
Diluted	65,002		65,167	119,996		154,991
2009
Net revenues	$94,669		$93,871	$93,289		$89,939
Gross profit	$32,566		$34,220	$32,119		$33,314
Net income (loss) attributable to CBaySystems Holdings Limited	$(3,195	)(c)	$425	$2,539		$966	(d)
Net income (loss) per share attributable to CBaySystems Holdings Limited(e)
Basic	$(0.03)		$(0.00)	$0.01		$0.00
Diluted	$(0.03)		$(0.00)	$0.01		$0.00
Weighted average shares outstanding:
Basic	154,991		154,991	156,930		157,557
Diluted	154,991		154,991	156,930		157,557

(a)	Includes expenses of $5,622 for management bonus and other legal expenses related to acquisition of MedQuist recorded in selling, general and administrative expense, and include $3,482 recorded in cost of legal proceedings and settlements related to settlement of all claims related to the DOJ investigation.

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(b)	Includes $98,972 for goodwill impairment charge.

(c)	Includes $5,950 recorded in cost of legal proceedings and settlements related to the settlement of all claims related to the Anthurium patent litigation settlement.

(d)	Includes $500 recorded in cost of legal proceedings and settlements related to the settlement of all claims related to the reseller arbitration settlement.

(e)	The sum of quarterly net income (loss) per share may differ from the full year amount due to the change in the number of shares outstanding during the year.

21.	Subsequent Events (Unaudited)

Recapitalization Transactions

On October 1, 2010, MedQuist as borrower, and our subsidiaries, MedQuist Transcriptions and CBay Inc. as co-borrowers and guarantors, and we and certain of our other subsidiaries, as guarantors, entered into a senior secured credit facility, or the Senior Secured Credit Facility, with certain lenders and General Electric Capital Corporation, as Administrative Agent. The Senior Secured Credit Facility contains a number of significant covenants and consists of $225.0 million in senior secured credit facilities comprised of:

•	a $200.0 million term loan, advanced in one drawing on October 14, 2010 (the “Closing Date”), with a term of five years, repayable in equal quarterly installments of $5.0 million, commencing on the first day of the first fiscal quarter beginning after the Closing Date, with the balance payable at maturity; and

•	a $25.0 million revolving credit facility under which borrowings may be made from time to time during the period from the Closing Date until the fifth anniversary of the Closing Date. The revolving facility includes a $5.0 million letter-of-credit sub-facility and a $5.0 million swing line loan sub-facility.

The borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin plus, at the co-borrowers’ option, either (a) a base rate determined by reference to the highest of (1) the rate last quoted by the Wall Street Journal as the “Prime Rate” in the United States, (2) the federal funds rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) the higher of (1) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs and (2) 1.75%. The applicable margin is 4.50% with respect to base rate borrowings and 5.50% with respect to LIBOR borrowings.

In addition to the Senior Secured Credit Facility, MedQuist, as issuer, and or subsidiaries MedQuist Transcriptions and CBay Inc. as co-issuers, and we and certain of our other subsidiaries, as guarantors, issued $85.0 million aggregate principal amount of 13% senior subordinated notes due 2016, or the Senior Subordinated Notes, pursuant to a note purchase agreement with BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A., and THL Credit, Inc. The Senior Subordinated Notes are guaranteed on a joint and several, absolute, unconditional and irrevocable basis, by us and certain of our subsidiaries. Interest on the notes is payable in quarterly installments at the issuers’ option at either (i) 13% in cash or (ii) 12% in cash payment plus 2% in the form of additional senior subordinated notes. The Senior Subordinated Notes are non-callable for two years after the closing date after which they are redeemable at 105.0% declining ratably until four years after the closing date.

The Senior Secured Credit Facility and the Senior Subordinated Notes contain a number of significant covenants that, among other things, restrict our ability to dispose of assets, repay other indebtedness, incur additional indebtedness, pay dividends, prepay subordinated indebtedness, incur liens, make capital expenditures, investments or acquisitions, engage in mergers of consolidations, engage in certain types of transactions with affiliates and otherwise restrict our activities.

Proceeds from the Senior Secured Credit Facility and the Senior Subordinated Notes were used to repay $80.0 million of MedQuist’s indebtedness under the GE Credit Agreement, to repay $13.6 million of MedQuist’s

CBaySystems Holdings Limited and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

indebtedness under the Subordinated Promissory Note it issued in connection with the Acquisition and to pay a $176.5 million special dividend to MedQuist stockholders. The Company received $122.6 million of this special dividend and used $105.3 million to extinguish our 6% Convertible Notes issued in connection with the MedQuist Acquisition and $4.1 million to extinguish other credit facilities.

Exchange Transactions

On September 30, 2010, certain of MedQuist’s noncontrolling stockholders entered into an exchange agreement (the “MedQuist Exchange”), whereby the Company agreed to issue approximately 20.3 million shares of our common stock in exchange for their 4.8 million shares of MedQuist common stock, subject to certain adjustments to the exchange ratio. The MedQuist Exchange is contingent upon, among other conditions, our completion of an initial public offering, listing our shares on The NASDAQ Global Market, our reincorporation in Delaware, and assuming the MedQuist Exchange is consummated without adjustments, would increase our ownership in MedQuist from 69.5% to 82.5%.

On October 18, 2010, the Company filed with the SEC a registration statement on Form S-4 (the “Exchange Offer”) offering those noncontrolling MedQuist stockholders who did not participate in the MedQuist Exchange shares of our common stock in exchange for their MedQuist shares. Assuming the MedQuist Exchange is consummated, a full exchange in the Exchange Offer would increase our ownership in MedQuist from 82.5% to 100.0%. We can give no assurance as to the level of participation in the Exchange Offer.

Sale of A-Life

MedQuist has an investment in A-Life, which is accounted for under the equity method and the carrying amount of the investment in A-Life is $10.5 million as of June 30, 2010 and is included in Other assets in the accompanying consolidated balance sheets. In September 2010, an Agreement and Plan of Merger was executed, the sale is contingent upon clearance of certain governmental approvals and other matters and is expected to close by November 2010. Under this transaction, MedQuist’s shares in A-Life will be sold for cash consideration of approximately $23.8 million, of which $5.0 million will be held in escrow until March 2012.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of MedQuist Inc.:

We have audited the accompanying consolidated balance sheets of MedQuist Inc. and subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and other comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MedQuist Inc. and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 3 and 14 to the consolidated financial statements, effective January 1, 2006, MedQuist Inc. and subsidiaries adopted the fair value method of accounting for stock-based compensation as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

As discussed in Note 15 to the consolidated financial statements, effective January 1, 2007, MedQuist Inc. and subsidiaries adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109.

/s/  KPMG LLP

Philadelphia, Pennsylvania
March 17, 2008

MedQuist Inc. and Subsidiaries

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Years Ended December 31,
	2005	2006	2007

Net revenues	$353,005	$358,091	$340,342

Operating costs and expenses
Cost of revenues	315,399	280,273	260,879
Selling, general and administrative	54,558	53,675	62,288
Research and development	9,784	13,219	13,695
Depreciation	17,099	11,802	10,988
Amortization of intangible assets	8,193	5,829	5,511
Cost of investigation and legal proceedings, net	34,127	13,001	6,083
Shareholder securities litigation settlement	7,750	—	—
Impairment charges	148	—	—
Restructuring charges	3,257	3,442	2,756

Total operating costs and expenses	450,315	381,241	362,200

Operating loss	(97,310)	(23,150)	(21,858)
Equity in income of affiliated company	500	874	625
Interest income, net	5,940	7,628	8,366

Loss before income taxes	(90,870)	(14,648)	(12,867)
Income tax provision	20,762	2,294	2,339

Net loss	$(111,632)	$(16,942)	$(15,206)

Loss per share
Basic	$(2.98)	$(0.45)	$(0.41)

Diluted	$(2.98)	$(0.45)	$(0.41)

Weighted average shares outstanding
Basic	37,484	37,484	37,488

Diluted	37,484	37,484	37,488

The accompanying notes are an integral part of these consolidated financial statements.

MedQuist Inc. and Subsidiaries

Consolidated Balance Sheets
(In thousands)

	As of December 31,
	2006	2007

ASSETS
Current assets
Cash and cash equivalents	$175,412	$161,582
Accounts receivable, net	54,778	48,725
Income tax receivable	1,772	815
Deferred income taxes	298	—
Other current assets	8,352	7,920

Total current assets	240,612	219,042
Property and equipment, net	20,969	21,366
Goodwill	124,826	125,505
Other intangible assets, net	45,448	42,262
Deferred income taxes	2,378	2,712
Other assets	6,906	6,885

Total assets	$441,139	$417,772

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$10,779	$12,754
Accrued expenses	28,812	18,989
Accrued compensation	15,558	14,826
Customer accommodation and quantification	24,777	18,459
Deferred income tax liability—current	—	4,783
Deferred revenue	15,202	16,023
Total current liabilities	95,128	85,834

Deferred income taxes	18,034	15,151

Other non-current liabilities	458	2,143

Commitments and contingencies (Note 13)
Shareholders’ equity
Common stock—no par value; authorized 60,000 shares; 37,484 and 37,544 shares issued and outstanding, respectively	235,080	236,412
Retained earnings	87,693	72,876
Deferred compensation	332	—
Accumulated other comprehensive income	4,414	5,356

Total shareholders’ equity	327,519	314,644

Total liabilities and shareholders’ equity	$441,139	$417,772

The accompanying notes are an integral part of these consolidated financial statements.

MedQuist Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)

	Years Ended December 31,
	2005	2006	2007

Operating activities
Net loss	$(111,632)	$(16,942)	$(15,206)
Adjustments to reconcile net loss to cash (used in) provided by operating activities
Depreciation and amortization	25,292	17,631	16,499
Equity in income of affiliated company	(500)	(874)	(625)
Write-off and impairment of intangible assets	148	—	—
Deferred income tax provision (benefit)	36,655	5,225	1,878
Stock option expense	37	2,117	565
Stock based compensation—Board Members	—	—	150
Provision for doubtful accounts	8,111	4,955	4,967
Asset writeoff charges	4,096	767	168
Changes in operating assets and liabilities excluding effects of acquisitions:
Accounts receivable	(2,749)	11,066	(1,359)
Income tax receivable	(15,981)	19,889	957
Other current assets	1,132	1,666	431
Other non-current assets	600	1,216	646
Accounts payable	(2,583)	92	1,981
Accrued expenses	16,799	(9,366)	(9,378)
Accrued compensation	527	(5,537)	(727)
Customer accommodation and quantification	37,176	(21,121)	(3,723)
Deferred revenue	(3,737)	(3,343)	592
Other non-current liabilities	(1,142)	(2,090)	1,910

Net cash (used in) provided by operating activities	(7,751)	5,351	(274)

Investing activities
Purchase of property and equipment	(9,535)	(8,191)	(11,639)
Capitalized software	(638)	(58)	(2,035)

Net cash used in investing activities	(10,173)	(8,249)	(13,674)

Financing activities
Repayment of debt	(25)	—	—
Proceeds from exercise of stock options	—	—	10

Net cash provided by (used in) financing activities	(25)	—	10

Effect of exchange rate changes on cash	1	39	108

Net decrease in cash and cash equivalents	(17,948)	(2,859)	(13,830)
Cash and cash equivalents—beginning of year	196,219	178,271	175,412

Cash and cash equivalents—end of year	$178,271	$175,412	$161,582

Supplemental cash flow information
Cash (recovered) paid for income taxes	$162	$(22,381)	$(451)

Accommodation payments paid with credits	$—	$980	$2,595

The accompanying notes are an integral part of these consolidated financial statements.

MedQuist Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity and Other Comprehensive
Income (loss)
Years Ended December 31, 2005, 2006 and 2007
(In thousands)

					Accumulated
					Other	Total
	Common Stock		Retained	Deferred	Comprehensive	Shareholders’
	Shares	Amount	Earnings	Compensation	Income (loss)	Equity

Balance, January 1, 2005	37,484	$232,926	$216,267	$332	$4,425	$453,950

Comprehensive loss:
Net loss	—	—	(111,632)	—	—	(111,632)
Foreign currency translation adjustments	—	—	—	—	(1,135)	(1,135)

Total comprehensive loss						(112,767)
Employee stock compensation		37	—	—	—	37

Balance, December 31, 2005	37,484	232,963	104,635	332	3,290	341,220

Comprehensive loss:
Net loss	—	—	(16,942)	—	—	(16,942)
Foreign currency translation adjustments	—	—	—	—	1,124	1,124

Total comprehensive loss						(15,818)
Stock-based compensation expense	—	2,117	—	—	—	2,117

Balance, December 31, 2006	37,484	235,080	87,693	332	4,414	327,519

Comprehensive loss:
Net loss	—	—	(15,206)	—	—	(15,206)
Foreign currency translation adjustments	—	—	—	—	942	942

Total comprehensive loss	—	—	—	—	—	(14,264)
Stock-based compensation expense	—	565	—	—	—	565
Exercise of stock options	4	10	—	—	—	10
Adoption of FIN 48	—	—	389	—	—	389
Deferred compensation-stock grants	56	757	—	(332)	—	425

Balance, December 31, 2007	37,544	$236,412	$72,876	$—	$5,356	$314,644

The accompanying notes are an integral part of these consolidated financial statements.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except per share amounts)

1.	Description of Business

We are a provider of medical transcription technology and services which are integral to the clinical documentation workflow. We service health systems, hospitals and large group medical practices throughout the U.S. In the clinical documentation workflow, we provide, in addition to medical transcription technology and services, digital dictation, speech recognition and electronic signature services. We are a member of the Philips Group of Companies and collaborate with Philips Medical Systems in product development. On November 2, 2007, our majority shareholder, Koninklijke Philips Electronics N.V. (Philips), announced that it was going to proceed with the sale of its ownership interest in us if a satisfactory price and other acceptable terms can be realized. In addition, on November 2, 2007 we announced, in light of Philips’ announcement, that our board of directors, in connection with its previously disclosed review of our strategic alternatives, is evaluating whether a sale of us is in our best interests and the best interests of our shareholders.

2.	Introductory Note

In November 2003, one of our employees raised allegations that we had engaged in improper billing practices. In response, our board of directors undertook an independent review of these allegations and engaged the law firm of Debevoise and Plimpton LLP, who in turn retained PricewaterhouseCoopers LLP, to assist in the review (Review). On March 16, 2004, we announced that we had delayed the filing of our 2003 annual report on Form 10-K pending completion of the Review. Subsequently, on March 25, 2004, we filed a Form 8-K detailing our determination that the Review would not be completed by the March 30, 2004 filing deadline for our 2003 Form 10-K. As a result of our noncompliance with the U.S. Securities and Exchange Commission’s (SEC) periodic disclosure requirements, our common stock was delisted from the NASDAQ National Market on June 16, 2004.

On July 30, 2004, we issued a press release entitled “MedQuist Announces Key Findings Of Independent Review Of Client Billing,” which announced certain findings in the Review regarding our billing practices (July 2004 Press Release). The Review found, among other things, that with respect to our medical transcription services contracts that called for billing based on the “AAMT line” billing unit of measure, we used ratios and formulae to help calculate the number of AAMT transcription lines for which our customers (AAMT Customers) were billed rather than counting each of the relevant characters to determine a billable line as provided for in the contracts. With respect to these contracts, our use of ratios and formulae to arrive at AAMT line counts was generally not disclosed to our AAMT Customers.

The AAMT line unit of measure was developed in 1993 by three medical transcription industry groups, including the American Association for Medical Transcription (AAMT), in an attempt to standardize industry billing practices for medical transcription services. Following the development of the AAMT line unit of measure, customers increasingly began to request AAMT line billing. Accordingly, we, along with other vendors in the medical transcription industry, began to incorporate the AAMT line unit of measure into certain customer contracts. The AAMT line definition provides that a “line” consists of 65 characters and defined the term “character” to include such things as macros and function keys as well as other information necessary for the final appearance and content of a document. However, these definitions turned out to be inherently ambiguous and difficult to apply in practice. As a result, the AAMT line was applied inconsistently throughout the medical transcription industry. In fact, no single set of AAMT characters was ever defined or agreed upon for this unit of measure, and it was eventually renounced by the groups responsible for its development.

The Review concluded that our rationale for using ratios and formulae to determine the number of AAMT transcription lines for billing was premised on a good faith attempt to adopt a consistent and commercially reasonable billing method given the lack of common standards in the industry and ambiguities inherent in the AAMT line definition. The Review concluded that the use of ratios and formulae within the medical transcription platform setups may have resulted in over billing and under billing of some customers. In addition, in some

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

instances, customers’ ratios and formulae were adjusted without disclosure to the AAMT Customers. However, the Review found no evidence that the amounts we billed AAMT Customers were, in general, commercially unfair or inconsistent with what competitors would have charged. Moreover, it was noted in the Review that we have been able to attract and retain customers in a competitive market.

Following the issuance of the July 2004 Press Release, we began an extensive review of our historical AAMT line billing (Management’s Billing Assessment) and in August 2004 informed our current and former customers that we would be contacting them to discuss how they might have been impacted. In response, several former and current customers, including some of our largest customers, contacted us requesting, among other things, (i) an explanation of the billing methods employed by us for the customer’s account; (ii) an individualized review of the customer’s past billings, and/or (iii) a meeting with a member of our management team to discuss the July 2004 Press Release as it pertained to the customer’s particular account. Some customers demanded an immediate refund or credit to their account; others threatened to withhold payment on invoices and/or take their business elsewhere unless we timely responded to their information and/or audit requests.

In response to our customers’ concern over the July 2004 Press Release, we made the decision to take action to try to avoid litigation and preserve and solidify our customer business relationships by offering a financial accommodation to our AAMT Customers. See Note 4.

Disclosure of the findings of the Review, along with the delisting of our common stock, precipitated a number of governmental investigations and civil lawsuits. See Note 13.

3.	Significant Accounting Policies

Principles of Consolidation

Our consolidated financial statements include the accounts of MedQuist Inc. and its subsidiary companies. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions in the Preparation of Consolidated Financial Statements

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in our consolidated financial statements. Significant items subject to such estimates and assumptions include the carrying amount of property and equipment, valuation of long-lived and intangible assets and goodwill, valuation allowances for receivables, inventories and deferred income taxes, revenue recognition, stock-based compensation and commitments and contingencies. Actual results could differ from those estimates.

Revenue Recognition

We follow revenue recognition criteria outlined in Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements, as amended by SAB 104. The majority of our revenues are derived from providing medical transcription services. Revenues for medical transcription services are recognized when the services are rendered. These services are based on contracted rates. The remainder of our revenues are derived from the sale of voice-capture and document management products including software, hardware and implementation, training and maintenance service related to these products.

We recognize software and software-related revenues pursuant to the requirements of American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2 Software Revenue Recognition (SOP 97-2), as amended by SOP 98-9, Software Revenue Recognition, With Respect to Certain Transactions, SOP 81-1, Accounting for Performance of Construction-type and Certain Production-type Contracts, Emerging Issues Task Force (EITF)

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

00-03 Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity’s Hardware, EITF 03-05 Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software and other authoritative accounting guidance.

We recognize software-related revenues using the residual method when vendor-specific objective evidence (VSOE) of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one or more delivered elements. We allocate revenues to each undelivered element based on its respective fair value determined by the price charged when that element is sold separately or, for elements not yet sold separately, the price established by management if it is probable that the price will not change before the element is sold separately. We defer revenues for the undelivered elements and recognize the residual amount of the arrangement fee, if any, when the basic criteria in SOP 97-2 have been met.

Under SOP 97-2, provided that the arrangement does not involve significant production, modification, or customization of the software, revenues are recognized when all of the following four criteria have been met; persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable.

If at the outset of an arrangement, we determine that the arrangement fee is not fixed or determinable, revenues are deferred until the arrangement fee becomes due and payable by the customer. If at the outset of an arrangement we determine that collectability is not probable, revenues are deferred until payment is received. Our license agreements typically do not provide for a right of return other than during the standard warranty period. If an arrangement allows for customer acceptance of the software or services, we defer revenues until the earlier of customer acceptance or when the acceptance rights lapse.

We separately market and sell hardware and software post contract customer support (PCS). PCS covers phone support, hardware parts and labor, software bug fixes and limited upgrades, if and when available. We do not commit to specific future software upgrades or releases. The contract period for PCS is generally one year. We recognize both hardware and software PCS on a straight line basis over the life of the underlying PCS contract. In some of our PCS contracts, we bill the customer prior to performing the services. As of December 31, 2006 and 2007, deferred PCS revenues of $12,235 and $11,494, respectively, are included in deferred revenues and $450 and $221, respectively, are included in non-current liabilities in the accompanying consolidated balance sheets.

Certain arrangements include multiple elements involving software, hardware and implementation, training, or other services that are not essential to the functionality of the software. VSOE for services does not exist. Since the undelivered elements are typically services, we recognize the entire arrangement fee ratably over the period during which the services are expected to be performed or the PCS period, whichever is longer, beginning with delivery of the software, provided that all other revenue recognition criteria in SOP 97-2 are met. The services are typically completed before the PCS term expires. As such, upon completion of the services, the difference between the VSOE of fair value for the remaining PCS period and the remaining unrecognized portion of the arrangement fee is recognized as revenue (i.e. the residual method), and the remaining deferred revenue is recognized ratably over the remaining PCS period, provided that all other revenue recognition criteria in SOP 97-2 are met.

Sales Taxes

We present taxes assessed by a governmental authority including sales, use, value added and excise taxes on a net basis and therefore the presentation of these taxes is excluded from our revenues and is included in accrued expenses in the accompanying consolidated balance sheets until such amounts are remitted to the taxing authorities.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Accounting for Consideration Given to a Customer

As a result of the Accommodation Analysis (which is described in Note 4), we offered financial accommodations to our customers. Pursuant to EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products) (EITF 01-9), consideration given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s services and, therefore, should be characterized as a reduction of revenues when recognized in the vendor’s income statement. For the years ended December 31, 2005, 2006 and 2007, $57,678, $10,402 and $0, respectively, was recorded as a reduction of revenues related to the Accommodation Analysis.

Litigation and Settlement Costs

From time to time, we are involved in litigation, claims, contingencies and other legal matters. We record a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and (ii) the range of the loss can be reasonably estimated. We expense legal costs, including those legal costs expected to be incurred in connection with a loss contingency, as incurred.

Services Provided by Independent Registered Public Accountant

Services provided by our independent registered public accounting firm are expensed as the services are provided and were $1,254, $6,429, and $6,840 for the years ended December 31, 2005, 2006 and 2007, respectively.

Restructuring Costs

A liability for restructuring costs associated with an exit or disposal activity is recognized and measured initially at fair value when the liability is incurred. We record a liability for severance costs when employees are notified that they are to be terminated and for future, non-cancellable operating lease costs when we vacate a facility.

Our estimates of future liabilities may change, requiring us to record additional restructuring charges or reduce the amount of liabilities recorded. At the end of each reporting period, we evaluate the remaining accrued restructuring charges to ensure their adequacy, that no excess accruals are retained and the utilization of the provisions are for their intended purposes in accordance with developed exit plans.

We periodically evaluate currently available information and adjust our accrued restructuring charges as necessary. Changes in estimates are accounted for as restructuring costs or credits in the period identified.

Research and Development Costs

Research and development costs are expensed as incurred.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, using statutory tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in our statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. Management considers various sources of future taxable income including projected book earnings, the reversal of deferred tax liabilities, and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Stock-Based Compensation

On January 1, 2006, we adopted the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement 123 (revised 2004), Share-Based Payment, (Statement 123(R)), using the modified prospective transition method which requires application of Statement 123(R) on the date of adoption and, therefore, we have not retroactively adjusted results from periods prior to 2006. Under the modified prospective transition method, compensation costs associated with share-based awards recognized in 2006 include compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value previously estimated in accordance with the provisions of FASB Statement 123, Accounting for Stock-Based Compensation (Statement 123). Had we granted options in 2006, the compensation costs for those options would have been based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). In March 2005, the SEC issued SAB 107 (SAB 107) which provided supplemental guidance related to Statement 123(R). We have applied the provisions of SAB 107 in our adoption of Statement 123(R).

Statement 123(R) requires companies to estimate the fair value of stock options on the date of grant using an option pricing model. We use the Black-Scholes option pricing model to determine the fair value of our options. The determination of the fair value of stock based awards using an option pricing model is affected by a number of assumptions including expected volatility of the common stock over the expected term, the expected term, the risk free interest rate during the expected term and the expected dividends to be paid. The value of the portion of the award that is ultimately expected to vest is recognized as compensation expense over the requisite service periods.

Stock-based compensation expense related to employee stock options recognized under Statement 123(R) for 2006 and 2007 was $2,117 and $565 which was charged to selling, general and administrative expenses ($562 and $255), research and development expenses ($240 and $91) and cost of revenues ($1,315 and $219). Included in the $2,117 and $565 is $194 and $120, respectively, of expense related to options that were issued to certain executive officers when we became current in our periodic reporting obligations with the SEC in October 2007. As of December 31, 2007, total unamortized stock-based compensation cost related to non-vested stock options, net of expected forfeitures, was $1,371 which is expected to be recognized over a weighted-average period of 4.7 years.

Prior to the adoption of Statement 123(R), we accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees (APB 25), as allowed under Statement 123. Under the intrinsic value method, no compensation expense for employee stock options was recognized in our consolidated statements of operations because the exercise price of the stock options granted to employees was greater than or equal to the fair market value of the underlying stock at the date of grant.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table illustrates the pro forma effect on net loss and loss per share amounts for the year ended December 31, 2005 as if we had applied the fair-value recognition provisions of Statement 123 to stock-based employee compensation.

Net loss	$(111,632)
Add: Stock-based employee compensation expense included in reported net loss	37
Deduct: Total stock-based employee compensation expense determined under fair-value based method for all awards	(3,487)

Pro forma net loss	$(115,082)

Basic net loss per share:
As reported	$(2.98)
Pro forma	$(3.07)
Diluted net loss per share:
As reported	$(2.98)
Pro forma	$(3.07)

We did not grant any options for the years ended December 31, 2005 and 2006.

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding during each period. Diluted net loss per share is computed by dividing net loss by the weighted average shares outstanding, as adjusted for the dilutive effect of common stock equivalents, which consist only of stock options, using the treasury stock method.

The table below reflects basic and diluted net loss per share for the years ended December 31:

	2005	2006	2007

Net loss	$(111,632)	$(16,942)	$(15,206)

Weighted average shares outstanding:
Basic	37,484	37,484	37,488
Effect of dilutive stock	—	—	—

Diluted	37,484	37,484	37,488

Net loss per share:
Basic and diluted	$(2.98)	$(0.45)	$(0.41)

The computation of diluted net loss per share does not assume conversion, exercise or issuance of shares that would have an anti-dilutive effect on diluted net loss per share. During 2005, 2006 and 2007, we had a net loss. As a result, any assumed conversions would result in reducing the net loss per share and, therefore, are not included in the calculation. Shares having an anti-dilutive effect on net loss per share and, therefore, excluded from the calculation of diluted net loss per share, totaled 3,432 shares, 2,150 shares and 2,298 shares for the years ended December 31, 2005, 2006 and 2007, respectively.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Advertising Costs

Advertising costs are expensed as incurred and for the years ended December 31, 2005, 2006 and 2007 were $2,098, $1,903 and $1,674, respectively.

Cash and Cash Equivalents

We consider all highly liquid instruments with original maturities of three months or less to be cash equivalents. Our cash management and investment policies dictate that cash equivalents be limited to investment grade, highly liquid securities. We place our temporary cash investments with high-credit rated, quality financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Consequently, our cash equivalents are subject to potential credit risk. As of December 31, 2006 and 2007, cash equivalents consisted of money market investments. The carrying value of cash and cash equivalents approximates fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The carrying value of accounts receivable approximates fair value. The allowance for doubtful accounts is our best estimate for losses inherent in our accounts receivable portfolio. The sales return and allowance reserve is our best estimate of sales credits that will be issued related to our accounts receivable portfolio. These allowances are used to state trade receivables at estimated net realizable value.

We estimate uncollectible amounts based upon our historical write-off experience, current customer receivable balances, age of customer receivable balances, the customer’s financial condition and current economic conditions. Historically, these estimates have been adequate to cover our accounts receivable exposure.

We enter into medical transcription service arrangements which contain provisions for performance penalties in the event certain service levels, primarily related to turnaround time on transcribed reports, are not achieved. We reduce revenues for any performance penalties incurred and have included an estimate of such credits in our allowance for uncollectible accounts.

Product revenues for sales to end-user customers and resellers is recognized upon passage of title if all other revenue recognition criteria have been met. End-user customers generally do not have a right of return. We provide certain of our resellers and distributors with limited rights of return of our products. We reduce revenues for rights to return our product based upon our historical experience and have included an estimate of such credits in our allowance for doubtful accounts.

Inventories

Inventories, which are primarily comprised of finished goods, are stated at the lower of cost or market, with cost determined on a weighted-average basis. Inventories in excess of anticipated future demand or for obsolete products are reserved. As of December 31, 2006 and 2007, the net inventory balances were $2,608 and $2,011, respectively, and are included in other current assets in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets which range from two to seven years for furniture, equipment and software, and the lesser of the lease term or estimated useful life for leasehold improvements. Repairs and maintenance costs are charged to expense as incurred while additions and betterments are capitalized. Gains or losses on disposals are charged to operations. Upon retirement, sale or other disposition, the related cost and accumulated depreciation are eliminated from the accounts and any gain or loss is included in operations.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Goodwill

Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in a purchase business combination. Goodwill is reviewed for impairment on December 1 of each year.

The goodwill impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). We consider three methods when determining fair value; the discounted cash flow method, the quoted price method and the public company method. Of these three methods, we assign the most significant weighting to the discounted cash flow method. If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise must perform step two of the impairment test. Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement 141, Business Combinations. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill.

Software Development

We capitalize software development costs pursuant to the requirements of FASB Statement 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (Statement 86), for our software developed for sale and AICPA SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for internal Use (SOP 98-1), for our software developed for internal use.

Statement 86 specifies that costs incurred in creating a computer software product shall be charged to expense when incurred as research and development until technical feasibility has been established. Technical feasibility is established upon completion of a detail program design or, in its absence, completion of a working model. Thereafter, all software production costs shall be capitalized until the product is available for release to customers.

SOP 98-1 specifies that software costs incurred in the preliminary project stage should be expensed as incurred. Capitalization of costs should begin when the preliminary project stage is completed and management, with the relevant authority, authorizes and commits funding of the project and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization should cease no later than the point at which the project is substantially complete and ready for its intended use.

Capitalized software is reported at the lower of unamortized cost or net realizable value and is amortized over the product’s estimated economic life which is generally three years. As of December 31, 2006 and 2007, $485 and $2,343, respectively, of unamortized software development costs are included in other intangible assets in the accompanying consolidated balance sheets. For the years ended December 31, 2005, 2006 and 2007, software amortization expense was $336, $262 and $360, respectively.

Long-Lived and Other Intangible Assets

Long-lived assets, including property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. To determine the recoverability of long-lived assets, the estimated future undiscounted cash flows expected to be generated by an asset is compared to the carrying value of the asset. If the carrying value of the long-lived asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds its fair value. Annually we evaluate the reasonableness of the useful lives of these assets.

Intangible assets include certain assets (primarily customer lists) obtained from business acquisitions and are being amortized using the straight-line method over their estimated useful lives which range from three to 20 years.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Foreign Currency Translation

Our operating subsidiaries in the United Kingdom and Canada use the local currency as their functional currency. We translate the assets and liabilities of those entities into U.S. dollars using the month-end exchange rate. We translate revenues and expenses using the average exchange rates prevailing during the reporting period. The resulting translation adjustments are recorded in accumulated other comprehensive income within shareholders’ equity. Gains and losses from foreign currency transactions are included in net loss and were not material for the years ended December 31, 2005, 2006 and 2007, respectively.

Business Enterprise Segments

We operate in one reportable operating segment which is medical transcription technology and services.

Concentration of Risk, Geographic Data and Enterprise-wide Disclosures

No single customer accounted for more than 10% of our net revenues in any period. There is no single geographic area of significant concentration other than the United States.

The following table summarizes the net revenues by the categories of our products and services as a percentage of our total net revenues.

	2005	2006	2007

Medical transcription	79.5%	83.8%	83.3%
Products and related services	8.1%	4.6%	4.7%
PCS	9.3%	8.5%	8.2%
Other	3.1%	3.1%	3.8%

Total	100.0%	100.0%	100.0%

Other includes medical coding, application service provider and other miscellaneous revenues.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the accompanying consolidated balance sheets at carrying values which approximate fair value due to the short-term nature of these instruments and the variability of the respective interest rates where applicable.

Comprehensive Income/Loss

Comprehensive income is comprised of Net income and Other comprehensive income/loss.

Other comprehensive income/loss consists of foreign currency translation adjustments. Other comprehensive income/loss and comprehensive income are displayed separately in the Consolidated Statements of Shareholders’ Equity and Other Comprehensive Income.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement 157, Fair Value Measurements, (Statement 157) which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. Statement 157 does not require any new fair value measurements. The provisions of this statement are effective for fiscal years beginning after November 15, 2007. On February 12, 2008, the FASB delayed the effective date of

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Statement 157 for non-financial assets and liabilities until fiscal years beginning after November 15, 2008. We do not expect the adoption of Statement 157 to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement 115 (Statement 159) which permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The following balance sheet items are within the scope of Statement 159:

•	Recognized financial assets and financial liabilities unless a special exception applies;

•	Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments;

•	Non-financial insurance contracts; and

•	Host financial instruments resulting from separation of an embedded non-financial derivative instrument from a non-financial hybrid instrument

Statement 159 will be effective for fiscal years beginning after November 2007 with early adoption possible but subject to certain requirements. We do not expect the adoption of Statement 159 to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued Statement 141(R), Business Combinations (Statement 141R). Statement 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. Statement 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Statement 141R will become effective as of the beginning of our fiscal year beginning after December 15, 2008.

In December 2007, the FASB issued Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (Statement 160). Statement 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Statement 160 will become effective as of the beginning of our fiscal year beginning after December 15, 2008. We do not believe that Statement 160 will have a material effect on our consolidated financial statements.

4.	Customer Accommodation and Quantification

As discussed in Note 2, in connection with our decision to offer financial accommodations to our AAMT Customers, we analyzed our historical billing information and the available report-level data to develop individualized accommodation offers to be made to our AAMT Customers (Accommodation Analysis). This analysis took approximately one year to complete. The methodology utilized to develop the individual accommodation offers was designed to generate positive accommodation outcomes for our AAMT Customers. As such, the methodology was not a calculation of potential over billing nor was it intended as a measure of damages or a reflection of any admission of liability due and owed to our AAMT Customers. Instead, the Accommodation Analysis was a methodology that was developed to arrive at commercially reasonable and fair accommodation offers that would be acceptable to our AAMT Customers without negotiation.

In the fourth quarter of 2005, based on the Accommodation Analysis, our board of directors authorized management to make cash accommodation offers to AAMT customers in the aggregate amount of $65,413. In 2006, this amount was adjusted by a net additional amount of $1,157 based on a refinement of the Accommodation Analysis resulting in an aggregate amount of $66,570. By accepting our accommodation offer, an

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

AAMT Customer must agree, among other things, to release us from any and all claims and liability regarding AAMT line and other billing related issues.

As part of this process, we also conducted an analysis in an attempt to quantify the economic consequences of potentially unauthorized adjustments to AAMT Customers’ ratios and formulae within the transcription platform setups (Quantification). This Quantification was calculated to be $9,835.

Of the authorized cash accommodation amount of $66,570, $57,678 and $1,157 were treated as consideration given by a vendor to a customer and accordingly recorded as a reduction in revenues in 2005 and 2006, respectively. The balance of $7,735 plus an additional $2,100 has been accounted for as a billing error associated with the Quantification resulting in a reduction of revenues in various reporting periods from 1999 to 2005.

The goal of our customer accommodation was to reach a settlement with our AAMT Customers. However, the Accommodation Analysis for certain AAMT Customers did not result in positive accommodation outcomes. For certain other customers, the Accommodation Analysis resulted in calculated cash accommodation offers that we believed were insufficient as a percentage of their historical AAMT line billing to motivate such customers to resolve their billing disputes with us. Therefore, in 2006 we modified our customer accommodation to enable us to offer this group of AAMT Customers credits for the purchase of future products and/or services from us over a defined period of time. On July 21, 2006, our board of directors authorized management to make credit accommodation offers up to an additional $8,676 beyond amounts previously authorized. During 2006, this amount was adjusted by a net additional amount of $569 based on a refinement of the Accommodation Analysis, resulting in an aggregate amount of $9,245. In connection with the credit accommodation offers we recorded a reduction in revenues and corresponding increase in accrued expenses of $9,245 in 2006.

The following is a summary of the financial statement activity related to the customer accommodation and the Quantification which is included as a separate line item in the accompanying consolidated balance sheets as of December 31, 2006 and 2007:

	2006	2007

Beginning balance	$46,878	$24,777
Customer accommodation	10,402	—
Payments and other adjustments	(31,523)	(3,723)
Credits	(980)	(2,595)

Ending balance	$24,777	$18,459

5.	Cost of Investigation and Legal Proceedings, net

For the years ended December 31, 2005, 2006 and 2007, we recorded a charge of $34,127, $13,001 and $6,083, respectively, for costs associated with the Review, Management’s Billing Assessment as well as defense and other costs associated with the SEC and U.S. Department of Justice (DOJ) investigations and civil litigation that we deemed to be unusual in nature. These costs are net of insurance claim reimbursements. We record insurance

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

claims when the realization of the claim is probable. The following is a summary of the amounts recorded in the accompanying consolidated statements of operations:

	2005	2006	2007

Legal fees	$20,858	$14,427	$18,678
Other professional fees	9,789	4,787	2,592
Nightingale and Associates, LLC (Nightingale) services	3,207	3,005	197
Insurance recoveries and claims	—	(9,409)	(15,386)
Other	273	191	2

Total	$34,127	$13,001	$6,083

Other professional fees represent accounting and dispute analysis costs and document search and retrieval costs. In 2006, insurance recoveries and claims represent insurance recoveries ($8,702) and insurance claims ($707). The insurance claims were recorded in other current assets in the accompanying consolidated balance sheet as of December 31, 2006 and payment related to these claims was received in the first quarter of 2007. During 2007 we recorded ($15,386) in additional insurance recoveries and received payment of this entire amount in 2007.

6.	Restructuring Charges

2005 Restructuring Plan

During 2005, we implemented a restructuring plan (2005 Plan) based on the implementation of a centralized national service delivery model. The 2005 Plan involved the consolidation of operating facilities and a related reduction in workforce. The table below reflects the financial statement activity related to the 2005 Plan which is included in accrued expenses in the accompanying consolidated balance sheets as of December 31, 2006 and 2007:

		Non-Cancelable
	Total	Leases	Severance	Equipment

Balance as of January 1, 2006	$2,050	$1,693	$357	$—
Additional charge	3,442	1,653	1,447	342
Usage	(4,780)	(2,698)	(1,740)	(342)

Balance as of December 31, 2006	712	648	64	—
Additional Charge	493	322	146	25
Usage	(1,079)	(844)	(210)	(25)

Balance as of December 31, 2007	$126	$126	$—	$—

Payments related to the 2005 Plan were made in 2007 for severance and non-cancelable leases. The remainder of payments related to the 2005 Plan will be made by 2009 for non-cancelable leases.

2007 Restructuring Plans

During the third quarter of 2007, we implemented a restructuring plan related to a reduction in workforce of 104 employees as a result of the refinement of our centralized national services delivery model. In addition, during the fourth quarter of 2007 we implemented a restructuring plan related to an additional reduction in workforce of 183 employees attributable to our efforts to reduce costs. We recorded $2,263 in severance charges related to the 2007 restructuring plans. The remaining restructuring costs are included in accrued expenses in the accompanying

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

consolidated balance sheet as of December 31, 2007. The table below reflects the financial statement activity related to the 2007 restructuring plans for the year ended December 31, 2007:

Initial charge	$2,263
Usage	(770)

Balance as of December 31, 2007	$1,493

The remainder of payments related to the 2007 restructuring plans will be made in 2008.

7.	Accounts Receivable

Accounts receivable consisted of the following as of December 31

	2006	2007

Trade accounts receivable	$59,272	$53,084
Less: Allowance for doubtful accounts	(4,494)	(4,359)

Accounts receivable, net	$54,778	$48,725

8.	Property and Equipment

Property and equipment consisted of the following as of December 31:

	2006	2007

Computer equipment	$28,541	$27,610
Communication equipment	6,602	6,932
Software	18,002	20,889
Furniture and office equipment	1,586	1,650
Leasehold improvements	4,076	3,057

Total property and equipment	58,807	60,138
Less: accumulated depreciation	(37,838)	(38,772)

Property and equipment, net	$20,969	$21,366

During 2006, we recorded a write-off of $767 which was allocated between cost of revenues ($425) and restructuring charges related to the 2005 Plan ($342). In the fourth quarter of 2005, based upon an inventory of fixed assets, we recorded a write-off of $4,070 (original cost $29,116 less accumulated depreciation $25,046). This expense was allocated between cost of revenues ($3,851) and restructuring charges related to the 2005 Plan ($219). In addition, during 2005 approximately $50,832 in fully depreciated assets no longer in use were written off which had no impact on net loss.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

9.	Goodwill and Other Intangible Assets

Goodwill

The following table reflects the financial statement activity related to the carrying amount of goodwill as of December 31, 2006 and 2007:

Balance as of January 1, 2006	$123,849
Foreign currency adjustments	977

Balance as of December 31, 2006	124,826
Foreign currency adjustments	679

Balance as of December 31, 2007	$125,505

The foreign currency adjustments reflect changes in the period-end currency rates of our foreign subsidiaries.

Other Intangible Assets

As of December 31, other intangible asset balances were:

	2006
		Accumulated	Net Book
	Cost	Amortization	Value

Customer lists	$77,185	$(32,654)	$44,531
Noncompete agreements	4,559	(4,559)	—
Tradenames	5,325	(4,893)	432
Capitalized software	2,597	(2,112)	485

Total	$89,666	$(44,218)	$45,448

	2007
		Accumulated	Net Book
	Cost	Amortization	Value

Customer lists	$77,331	$(37,412)	$39,919
Tradenames	5,325	(5,325)	—
Capitalized software	4,815	(2,472)	2,343

Total	$87,471	$(45,209)	$42,262

The estimated useful life and the weighted average remaining lives of the intangible assets as of December 31, 2007 were as follows:

	Estimated	Weighted Average
	Useful Life	Remaining Lives

Customer lists	10 - 20 years	10.7 years
Capitalized software	3 years	2.7 years

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Estimated annual amortization expense for intangible assets is as follows:

2008	$5,693
2009	5,479
2010	5,328
2011	4,584
2012	3,634
Thereafter	17,544

Total	$42,262

10.	Contractual Obligations

Leases

Minimum rental payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent and landlord incentives. Rental expense for operating leases for the years ended December 31, 2005, 2006 and 2007 was $5,710, $4,089 and $2,489, respectively. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2007 were:

	Total	Continuing	Restructuring

2008	$4,650	$4,571	$79
2009	3,809	3,768	41
2010	3,419	3,419	—
2011	2,212	2,212	—
2012 and thereafter	1,642	1,642	—

Total minimum lease payments	$15,732	$15,612	$120

Other Contractual Obligations

The following summarizes our other contractual obligations as of December 31, 2007:

			Severance and Other
	Total	Purchase	Guaranteed Payments

2008	$8,328	$5,650	$2,678
2009	5,400	5,400	—
2010	5,400	5,400	—
2011	4,027	4,027	—
2012 and thereafter	947	947	—

Total	$24,102	$21,424	$2,678

Purchase obligations represent telecommunication contracts ($21,174), and other recurring purchase obligations ($250). Severance and other guaranteed payments are comprised of severance payments ($1,493), employee retention payments ($785) and amounts owed to Nightingale ($400).

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of December 31, 2007, we had agreements with certain of our senior management that provided for severance payments in the event these individuals were terminated without cause. The maximum cost exposure related to these agreements was $1,207 as of December 31, 2007.

As of December 31, 2007, we had agreements with certain of our senior management other than our President and Chief Executive Officer that provided for payments to such individuals in the event we are able to successfully complete a strategic transaction and such individuals remained employed by us (or the successor company as the case may be) for the 90-day period immediately following the closing of the strategic transaction or such individuals experience an involuntary termination at any time during such 90-day period. The maximum cost exposure related to these agreements was $504 as of December 31, 2007.

As of December 31, 2007, we had an agreement with Nightingale that provided for a payment to Nightingale in the event we are able to successfully complete a strategic transaction and Mr. Hoffmann continues to serve as our President and Chief Executive Officer for the 90-day period immediately following the closing of a strategic transaction or Nightingale’s engagement with us (or any successor to our business), including the retention of Mr. Hoffmann as our President and Chief Executive Officer (or any successor to our business), is terminated upon the closing of a strategic transaction or during such 90-day period. The maximum cost exposure related to this agreement was $133 as of December 31, 2007.

11.	Investment in A-Life Medical, Inc. (A-Life)

We have an investment in A-Life, a privately held entity which provides advanced natural language processing technology for the medical industry. Our investment is recorded under the equity method of accounting since we owned 33.6% of A-Life’s outstanding voting shares as of December 31, 2006 and 2007. The table below reflects the financial statement activity related to A-Life as of December 31, 2006 and 2007 that is recorded in other assets in the accompanying consolidated balance sheets.

Balance as of January 1, 2006	$5,015
Share in income	874

Balance as of December 31, 2006	5,889
Share in income	625
Reclassification	(498)

Balance as of December 31, 2007	$6,016

Our investment in A-Life included a note receivable plus accrued interest due from A-Life which matured on December 31, 2003. Prior to 2007, this note receivable and accrued interest had been recorded in other assets. In January 2008, A-Life paid us $1,250 to satisfy this note receivable and accrued interest in full, as well as all other disputes and claims between A-Life and us. Accordingly, we reclassified the note receivable and accrued interest balances to other current assets in the accompanying December 31, 2007 consolidated balance sheet.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

12.	Accrued Expenses

Accrued expenses consisted of the following as of December 31:

	2006	2007

Professional services	$4,938	$4,959
Shareholder litigation settlement	7,750	—
Other	16,124	14,030

Total accrued expenses	$28,812	$18,989

No other individual accrued expense is in excess of 5% of total current liabilities.

13.	Commitments and Contingencies

Governmental Investigations

The SEC is currently conducting a formal investigation of us relating to our billing practices. We have been fully cooperating with the SEC since it opened its investigation in 2004. We have complied, and are continuing to comply, with information and document requests by the SEC.

We also received an administrative HIPAA subpoena for documents from the DOJ on December 17, 2004. The subpoena sought information primarily about our provision of medical transcription services to governmental and non-governmental customers. The information was requested in connection with a government investigation into whether we and others violated federal laws in connection with the provision of medical transcription services. We have complied, and are continuing to comply, with information and document requests by the DOJ.

The DOL is currently conducting a formal investigation into the administration of our 401(k) plan. We have been fully cooperating with the DOL since it opened its investigation in 2004. We have complied, and are continuing to comply, with information and document requests by the DOL.

Developments relating to the SEC, DOJ and/or DOL investigations will continue to create various risks and uncertainties that could materially and adversely affect our business and our historical and future financial condition, results of operations and cash flows.

Shareholder Securities Litigation

A shareholder putative class action lawsuit was filed against us in the United States District Court District of New Jersey on November 8, 2004. The action, entitled William Steiner v. MedQuist, Inc., et al., Case No. 1:04-cv-05487-FLW (Shareholder Putative Action), was filed against us and certain of our former officers, purportedly on behalf of an alleged class of all persons who purchased our common stock during the period from April 23, 2002 through November 2, 2004, inclusive (Securities Class Period). The complaint specifically alleged that defendants violated federal securities laws by purportedly issuing a series of false and misleading statements to the market throughout the Securities Class Period, which statements allegedly had the effect of artificially inflating the market price of our securities. The complaint asserted claims under Section 10(b) and 20(a) of the Exchange Act and Rule 10b-5, thereunder. Named as defendants, in addition to us, were our former President and Chief Executive Officer and our former Executive Vice President and Chief Financial Officer.

On August 16, 2005, a First Amended Complaint in the Shareholder Putative Class Action was filed against us in the United States District Court District of New Jersey. The First Amended Complaint named additional defendants, including certain current and former directors, certain of our former officers, our former and current external auditors and Philips. Like the original complaint, the First Amended Complaint asserted claims under

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 thereunder. The Securities Class Period of the original complaint was expanded 20 months to include the period from March 29, 2000 through June 14, 2004. Pursuant to an October 17, 2005 consent order approved by the Court, lead plaintiff Greater Pennsylvania Pension Fund filed a Second Amended Complaint on November 15, 2005. The Second Amended Complaint dropped Philips as a defendant, but alleged the same claims and the same purported class period as the First Amended Complaint. Plaintiffs sought unspecified damages. Pursuant to the provisions of the Private Securities Litigation Reform Act, discovery in the action was stayed pending the filing and resolution of the defendants’ motions to dismiss, which were filed on January 17, 2006, and which were fully briefed as of June 16, 2006. On September 29, 2006, the Court denied our motions to dismiss and the motion to dismiss of the individual defendants. In the same order, the Court granted the motion to dismiss filed by our former and current external auditors. On November 3, 2006, we filed our Answer denying the material allegations contained in the Second Amended Complaint. On March 23, 2007, we entered into a memorandum of understanding and a stipulation of settlement with the lead plaintiff in which we agreed to pay $7,750 to settle all claims, throughout the class period, against all defendants in the action. We accrued the aforementioned $7,750 as of December 31, 2005. In April 2007, we paid the entire $7,750 into an escrow account for the eventual distribution to the plaintiffs. On May 16, 2007, the Court issued an Order Preliminarily Approving Settlement and Providing for Notice. The Court conducted a final approval hearing and approved the settlement on August 15, 2007. Neither we nor any of the individuals named in the action has admitted to liability or any wrongdoing in connection with the settlement. On August, 17, 2007, the Court entered final judgment and dismissed the case with prejudice.

Customer Litigation

A putative class action was filed in the United States District Court for the Central District of California. The action, entitled South Broward Hospital District, d/b/a Memorial Regional Hospital, et al. v. MedQuist, Inc. et al., Case No. CV-04-7520-TJH-VBKx, was filed on September 9, 2004 against us and certain of our present and former officials, purportedly on behalf of an alleged class of non-federal governmental hospitals and medical centers that the complaint claims were wrongfully and fraudulently overcharged for transcription services by defendants based primarily on our use of the AAMT line billing unit of measure. The complaint charged fraud, violation of the California Business and Professions Code, unjust enrichment, conversion, negligent supervision and violation of RICO. Plaintiffs seek damages in an unspecified amount, plus costs and interest, an injunction against alleged continuing illegal activities, an accounting, punitive damages and attorneys’ fees. Named as defendants, in addition to us, were one of our senior vice presidents, our former executive vice president of marketing and new business development, our former executive vice president and chief legal officer, and our former executive vice president and chief financial officer.

On December 20, 2004, we and the individual defendants filed motions to dismiss for lack of personal jurisdiction and improper venue, or in the alternative, to transfer the putative action to the United States District Court for the District of New Jersey. On February 2, 2005, plaintiffs filed a Second Amended Complaint both adding and deleting named plaintiffs in an attempt to keep the putative action in the United States District Court for the Central District of California. On March 30, 2005, the United States District Court for the Central District of California issued an order transferring the putative action to the United States District Court District of New Jersey and assigning Case No. 05-CV-2206-JBS-AMD.

On August 1, 2005, we and the individual defendants filed their respective Answers denying the material allegations contained in the Second Amended Complaint. On August 31, 2005, we and the individual defendants filed motions to dismiss the Second Amended Complaint for failure to state a claim and a motion to dismiss in favor of arbitration, or in the alternative, to stay pending arbitration. On December 12, 2005, the plaintiffs filed an Amendment to the Second Amended Complaint. On December 13, 2005, the Court issued an order requiring plaintiffs to file a Third Amended Complaint.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Plaintiffs filed the Third Amended Complaint on January 4, 2006. The Third Amended Complaint expands the claims made beyond issues arising from contracts based on AAMT line billing and beyond customers billed based on an AAMT line, alleging that we engaged in a scheme to inflate customers’ invoices without regard to the terms of individual contracts and even in the absence of any written contract. The Third Amended Complaint also limits plaintiffs’ claim for fraud in the inducement of the agreement to arbitrate to the three named plaintiffs whose contracts contain an arbitration provision and a subclass of similarly situated customers. On January 20, 2006 we and the individual defendants filed motions to dismiss the Third Amended Complaint for failure to state a claim and a motion to compel arbitration of all claims by the arbitration subclass and to stay the case in its entirety pending arbitration. On March 8, 2006 the Court held a hearing on these motions, and took the matter under submission. On March 30, 2007, the Court issued an order holding that plaintiffs could not make out a claim that we had violated the federal RICO statute, thus eliminating any claim against us for treble damages. The Court also found that plaintiffs could not make out a claim that we had engaged in any unfair or deceptive acts or practices in violation of state law, or that we had made any negligent misrepresentations to plaintiffs. In its ruling, the Court, without reaching a decision of whether any wrongdoing had occurred, allowed plaintiffs to proceed with their claims against us for fraud, unjust enrichment and an accounting. In its order, the Court denied our motion to compel arbitration regarding those customers whose contracts contained an agreement to arbitrate. We have appealed that decision to the Third Circuit Court of Appeals, and we moved the District Court to stay the matter pending that appeal. The District Court heard oral argument on our motion to stay on May 30, 2007 and took the motion under submission.

On December 18, 2007, the Third Circuit entered judgment denying our appeal and affirming the order of the District Court. That same day, the District Court entered an order denying our motion to stay pending appeal as moot and ordering all Initial Disclosures, all class-certification related discovery, and all briefing upon class-certification motion practice completed within three months unless enlarged for good cause. On February 21, 2008, the District Court entered a scheduling order pursuant to which all fact discovery related to class certification must be completed by April 15, 2008 and plaintiffs’ motion for class certification must be filed by April 30, 2008. All other fact discovery must be completed by July 31, 2008, and all expert discovery must be completed by October 31, 2008. Dispositive motions must be filed by November 24, 2008. The parties exchanged Initial Disclosures and commenced discovery.

The parties participated in court-ordered mediation in late 2007, but no settlement was reached. The parties continued to explore the possibility of resolving the litigation before trial, and have now reached agreement on settlement terms resolving all claims by the named plaintiffs. Under the parties’ agreement, we will make a lump sum payment of $7,537 to resolve all claims by the individual named plaintiffs and certain other additional putative class members represented by plaintiffs’ counsel but not named in the action. We have accrued the entire amount of this lump sum payment, $5,205 of which was accrued during 2005, in the accompanying consolidated balance sheet as of December 31, 2007. Neither we, nor any of the individual defendants, will admit to any liability or any wrongdoing in connection with the settlement. The District Court has entered a consent order staying the action through April 18, 2008 to allow the parties to finalize the settlement. We anticipate that the parties will execute a final settlement agreement and the case will be dismissed with prejudice in its entirety within the next four to eight weeks. Because the settlement will not be on a class-wide basis, no class will be certified and thus there is no requirement to give notice.

Medical Transcriptionist Litigation

Hoffmann Putative Class Action

A putative class action lawsuit was filed against us in the United States District Court for the Northern District of Georgia. The action, entitled Brigitte Hoffmann, et al. v. MedQuist, Inc., et al., Case No. 1:04-CV-3452, was filed with the Court on November 29, 2004 against us and certain current and former officials, purportedly on behalf

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

of an alleged class of current and former employees and statutory workers, who are or were compensated on a “per line” basis for medical transcription services (Class Members) from January 1, 1998 to the time of the filing of the complaint (Class Period). The complaint specifically alleged that defendants systematically and wrongfully underpaid the Class Members during the Class Period. The complaint asserted the following causes of action: fraud, breach of contract, demand for accounting, quantum meruit, unjust enrichment, conversion, negligence, negligent supervision, and RICO violations. Plaintiffs sought unspecified compensatory damages, punitive damages, disgorgement and restitution. On December 1, 2005, the Hoffmann matter was transferred to the United States District Court for the District of New Jersey. On January 12, 2006, the Court ordered this case consolidated with the Myers Putative Class Action discussed below. As set forth below, we believe that the claims asserted in the consolidated Myers Putative Class Action have no merit and intend to vigorously defend that action.

Force Putative Class Action

A putative class action entitled Force v. MedQuist Inc. and MedQuist Transcriptions, Ltd., Case No. 05-cv-2608-WSD, was filed against us on October 11, 2005, in the United States District Court for the Northern District of Georgia. The action was brought on behalf of a putative class of current and former employees who claim they are or were compensated on a “per line” basis for medical transcription services but were allegedly underpaid due to the actions of defendants. The named plaintiff asserted claims for breach of contract, quantum meruit, unjust enrichment, and for an accounting. Upon stipulation and consent of the parties, on February 17, 2006, the Force matter was ordered transferred to the United States District Court for the District of New Jersey. Subsequently, on April 4, 2006, the parties entered into a stipulation and consent order whereby the Force matter was consolidated with the Myers Putative Class Action discussed below, and the consolidated amended complaint filed in the Myers action on January 31, 2006 was deemed to supersede the original complaint filed in the Force matter. As set forth below, we believe that the claims asserted in the consolidated Myers Putative Class Action have no merit and intend to vigorously defend that action.

Myers Putative Class Action

A putative class action entitled Myers, et al. v. MedQuist Inc. and MedQuist Transcriptions, Ltd., Case No. 05-cv-4608 (JBS), was filed against us on September 22, 2005 in the United States District Court for the District of New Jersey. The action was brought on behalf of a putative class of our employee and independent contractor transcriptionists who claim that they contracted with us to be paid on a 65 character line, but were allegedly underpaid due to intentional miscounting of the number of characters and lines transcribed. The named plaintiffs asserted claims for breach of contract, unjust enrichment, and request an accounting.

The allegations contained in the Myers case are substantially similar to those contained in the Hoffmann and Force putative class actions and, as detailed above, the three actions have now been consolidated. A consolidated amended complaint was filed on January 31, 2006. In the consolidated amended complaint, the named plaintiffs assert claims for breach of contract, breach of the covenant of good faith and fair dealing, unjust enrichment and demand an accounting. On March 7, 2006 we filed a motion to dismiss all claims in the consolidated amended complaint. The motion was fully briefed and argued on August 7, 2006. The Court denied the motion on December 21, 2006. On January 19, 2007, we filed our answer denying the material allegations pleaded in the consolidated amended complaint.

On May 17, 2007, the Court issued a Scheduling Order, ordering all pretrial fact discovery completed by October 30, 2007. The Court subsequently ordered plaintiffs to file their motion for class certification by December 14, 2007 and continued the date to complete fact discovery to January 14, 2007. On October 18, 2007, the Court heard oral argument on plaintiffs’ motion to compel further responses to written discovery regarding our billing practices. At the conclusion of the hearing, the Court denied plaintiffs’ motion, finding plaintiffs had not established that the billing discovery sought was relevant to the claims or defenses regarding

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

transcriptionist pay alleged in their case. On December 14, 2007, plaintiffs filed their motion for class certification, identifying a proposed class of all our transcriptionists who were compensated on a per line basis for work completed on MedRite, MTS or DEP transcription platforms from November 29, 1998 to the present and alleging that the proposed class was underpaid by more than $80 million, not including interest.

On January 4, 2008, the Court entered a Consent Order, ordering our opposition to the motion for class certification to be filed by March 14, 2008, plaintiffs’ reply brief to be filed by May 14, 2008 and setting oral argument for June 2, 2008. No date has been set for trial. On January 9, 2008, the Court entered a Consent Order extending the deadline for the parties to complete depositions of identified witnesses through February 15, 2008. We have now deposed each of the named plaintiffs and all witnesses who offered declarations in support of plaintiffs’ motion for class certification, and plaintiffs have deposed numerous MedQuist present and former employees. On February 8, 2008, plaintiffs indicated that they will seek leave to file an amended class certification brief to narrow their claims. On February 19, 2008, the parties exchanged their Initial Disclosures. Plaintiffs’ disclosures limit their damages estimate to $41 million related to alleged underpayment on the MedRite transcription platform; however, plaintiffs state that they are continuing to analyze potential undercounting and will supplement their damages claim. On March 10, 2008, plaintiffs’ moved for leave to file an amended motion for class certification dropping all allegations involving our DEP transcription platform and narrowing the claims asserted regarding the legacy MTS transcription platform. We did not oppose plaintiffs’ motion for leave. On March 11, 2008, the Court granted plaintiffs’ motion, ordering us to file our opposition to plaintiffs’ amended motion for class certification by April 4, 2008 and ordering plaintiffs to file their reply by May 23, 2008. The hearing date was not changed and oral argument remains set for June 2, 2008. We believe that the claims asserted in the consolidated actions have no merit and intend to vigorously defend the suit.

Shareholder Derivative Litigation

On October 4, 2005, we announced the dismissal with prejudice of a shareholder derivative action filed in United States District Court for the District of New Jersey. The suit, Rhoda Kanter (Plaintiff) v. Hans M. Barella et al. (Defendants), was filed on November 12, 2004 against Philips and 10 current and former members of our board of directors. We were named as a nominal defendant.

In a ruling dated September 21, 2005, the Court found plaintiff’s allegations that our board of directors breached their fiduciary duties to us to be insufficient. The plaintiff had alleged that for a period from 2001 through 2004, the Defendants violated their fiduciary duties by permitting artificial inflation of billing figures; failing to adequately ensure accurate and lawful billing practices; and failing to accurately report our true financial condition in our published financial statements. On October 3, 2005, plaintiff filed a motion for reconsideration of the Court’s order dismissing the action with prejudice. On November 16, 2005, the Court denied plaintiff’s motion for reconsideration. On December 13, 2005, plaintiff filed a Notice of Appeal with the United States Court of Appeals for the Third Circuit. Plaintiff’s appeal was fully briefed as of May 2006, and the Court of Appeals heard oral argument on the appeal on March 1, 2007. Plaintiff’s appeal was denied by the Court of Appeals on May 25, 2007.

Shareholder Litigation

Costa Brava Partnership III, L.P. Shareholder Litigation

On October 9, 2007, a single count Complaint and an Order to Show Cause were filed against us in the Superior Court of New Jersey, Chancery Division, Burlington County by one of our shareholders. The action, entitled Costa Brava Partnership III, L.P. v. MedQuist Inc. (Bur-C-0149-07), sought to compel us to hold an annual meeting of shareholders (Annual Meeting Claim).

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

On October 30, 2007, plaintiff requested access under New Jersey law to certain of our books and records. In response to plaintiff’s request, we voluntarily provided plaintiff with those books and records that we believed we were required to produce under New Jersey law. Thereafter, on November 9, 2007, plaintiff filed an Amended Complaint to assert a second claim to compel us to provide it with access to certain other books and records (Books and Records Claim). The Annual Meeting Claim and the Books and Records Claim sought equitable relief only.

In December 2007, we agreed to hold our annual meeting of shareholders on December 31, 2007. This resolved the Annual Meeting Claim. Prior to the annual meeting, we voluntarily produced to plaintiff certain additional books and records that plaintiff requested in the Books and Records Claim. Thereafter, on January 24, 2008, we filed an opposition to plaintiff’s Order to Show Cause to compel access to the remaining books and records. On February 4, 2008, plaintiff filed a reply brief. The Books and Records Claim has been briefed and the parties are waiting for the Court to schedule a hearing date to resolve the matter. We believe that the books and records requests at issue in the Books and Records Claim are burdensome and overbroad and intend to vigorously defend the action.

Kahn Putative Class Action

A shareholder putative class action lawsuit was filed against us in the Superior Court of New Jersey, Chancery Division, Burlington County. The action, entitled Alan R. Kahn v. Stephen H. Rusckowski, et al., Docket No. BUR-C-000007-08, was filed with the Court on January 22, 2008 against us, Philips and our four non-independent directors, Clement Revetti, Jr., Stephen H. Rusckowski, Gregory M. Sebasky and Scott Weisenhoff. Plaintiff purports to bring the action on his own behalf and on behalf of all current holders of our common stock. The complaint alleges that defendants breached their fiduciary duties of good faith, fair dealing, loyalty, and due care by purportedly agreeing to and initiating a process for our sale or a change of control transaction which will allegedly cause harm to plaintiff and the putative class. Plaintiff seeks damages in an unspecified amount, plus costs and interest, a judgment declaring that defendants breached their fiduciary duties and that any proposed transactions regarding our sale or change of control are void, an injunction preventing our sale or any change of control transaction that is not entirely fair to the class, an order directing us to appoint three independent directors to our board of directors, and attorneys’ fees and expenses. We have not yet been required to file a responsive pleading. We believe that the claims asserted have no merit and intend to defend the case vigorously

Reseller Arbitration Demand

On October 1, 2007, we received from counsel to nine current and former resellers of our products (Claimants), a copy of an arbitration demand filed by the Claimants, initiating an arbitration proceeding styled Diskriter, Inc., Electronic Office Systems, Inc., Milner Voice & Data, Inc., Nelson Systems, Inc., NEO Voice and Communications, Inc., Office Business Systems, Inc., Roach-Reid Office Systems, Inc., Stiles Office Systems, Inc., and Travis Voice and Data, Inc. v. MedQuist Inc. and MedQuist Transcriptions, Ltd. (filed on September 27, 2007, AAA, Case Number Not Yet Assigned). The arbitration demand purports to set forth claims for breach of contract; breach of covenant of good faith and fair dealing; promissory estoppel; misrepresentation; and tortuous interference with contractual relations. The Claimants allege that we breached our written agreements with the Claimants by: (i) failing to provide reasonable training, technical support, and other services; (ii) using the Claimants’ confidential information to compete against the Claimants; (iii) directly competing with the Claimants’ territories; and (iv) failing to make new products available to the Claimants. In addition, the Claimants’ allege that we made false oral representations that we: (i) would provide new product, opportunities and support to the Claimants; (ii) were committed to continuing to use Claimants; (iii) did not intend to create our own sales force with respect to the Claimants’ territory; and (iv) would stay out of Claimants’ territories and would not attempt to take over the Claimants business and relationships with the Claimants’ customers and end-users. The Claimants assert that they are seeking damages in excess of $24.3 million. The arbitrator has not yet set a date for us to

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

formally respond to the arbitration demand. We deny all wrongdoing and intend to defend ourselves vigorously including asserting counterclaims against the Claimants as appropriate.

Anthurium Patent Litigation

On November 6, 2007, Anthurium Solutions, Inc. filed an action entitled Anthurium Solutions, Inc. v. MedQuist Inc., et al., Civil Action No. 2-07CV-484, in the United States District Court for the Eastern District of Texas, alleging that we infringed and continue to infringe United States Patent No. 7,031,998 through our DEP transcription platform. The complaint also alleges patent infringement claims against Spheris, Inc. and Arrendale Associates, Inc. The complaint seeks injunctive relief and unspecified damages, including enhanced damages and attorneys’ fees. We filed our answer on January 15, 2008 and counterclaimed seeking a declaratory judgment of non-infringement and invalidity. No scheduling order has been issued, and no pretrial dates have been set. Our investigation of the claims is ongoing, and we are awaiting plaintiffs’ preliminary infringement contentions. We believe that the claims asserted have no merit and intend to vigorously defend the suit.

Other Matters

From time to time, we have been involved in various claims and legal actions arising in the ordinary course of business. In our opinion, the outcome of such actions will not have a material adverse effect on our consolidated financial position, results of operations, liquidity or cash flows.

We provide certain indemnification provisions within our standard agreement for the sale of software and hardware (collectively, Products) to protect our customers from any liabilities or damages resulting from a claim of U.S. patent, copyright or trademark infringement by third parties relating to our Products. We believe that the likelihood of any future payout relating to these provisions is remote. Accordingly, we have not recorded any liability in our consolidated financial statements as of December 31, 2006 or 2007 related to these indemnification provisions.

We had insurance policies which provided coverage for certain of the matters related to the legal actions described herein. We received total insurance recoveries of $24,795 related to these policies (See Note 5). We do not expect to receive any additional insurance recoveries related to the legal actions described above.

14.	Stock Option Plans

Our stock option plans provide for the granting of options to purchase shares of common stock to eligible employees (including officers) as well as to our non-employee directors. Options may be issued with the exercise prices equal to the fair market value of the common stock on the date of grant or at a price determined by a committee of our board of directors. Stock options vest and are exercisable over periods determined by the committee, generally five years, and expire no more than 10 years after the grant.

In July 2004, our board of directors affirmed our June 2004 decision to indefinitely suspend the exercise and future grant of options under our stock option plans. Ten former executives separated from us in 2004 and 2005. Notwithstanding the suspension, to the extent such executives held options that were vested as of their resignation date, such options remain exercisable for the post-termination period, generally 90 days, commencing on the date that the suspension is lifted for the exercise of options. This suspension was lifted on October 4, 2007. There were

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

704 shares that qualified for this post-termination exercise period. A summary of these remaining post-termination options as of December 31, 2007 is as follows:

	Options Exercisable
			Average
	Number of	Intrinsic	Exercise
Range of Exercise Prices	Shares	Value	Price

$ 2.71-$10.00	31	$161	$5.71
$10.01-$20.00	142	—	$15.04
$20.01-$70.00	512	—	$47.31

	685	$161

The extension of the life of the awards was recorded as a modification of the grants. Under APB 25, the modification created intrinsic value for vested stock if the market value of the stock on the date of termination exceeded the exercise price. Therefore, these grants required an immediate recognition of the compensation expense with an offsetting credit to common stock. We recorded a charge of $37, $0 and $0 for the years ended December 31, 2005, 2006 and 2007, respectively.

Information with respect to our common stock options is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining	Aggregate
	Subject to	Exercise	Contractual	Intrinsic
	Options	Price	Life in Years	Value

Outstanding, January 1, 2005	4,211	$29.27
Forfeited	(216)	$34.25
Canceled	(401)	$27.77

Outstanding, December 31, 2005	3,594	$28.80
Forfeited	(75)	$22.11
Canceled	(1,207)	$22.00

Outstanding, December 31, 2006	2,312	$32.57
Granted	200	$11.20
Exercised	(4)	$2.71
Forfeited	(137)	$29.10
Canceled	(12)	$17.45

Outstanding, December 31, 2007	2,359	$31.08	3.0	$162

Exercisable, December 31, 2007	2,108	$33.30	2.3	$162

Options vested and expected to vest as of December 31, 2007	2,273	$31.64	2.8	$162

The aggregate intrinsic value is calculated using the difference between the closing stock price on the last trading day of 2007 and the option exercise price, multiplied by the number of in-the-money options.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Under the Black-Scholes option pricing model, input assumptions are determined at the time of option grant and are not adjusted during the life of that grant. The following are assumptions used in the 2007 option fair value calculations.

Expected term (years)	6.50
Expected volatility	61.6%
Dividend Yield	0%
Expected risk free interest rate	4.40%

Significant assumptions required to estimate the fair value of stock options include the following:

•	Expected term: The SEC Staff Accounting Bulletin No 107 “Simplified” method has been used to determine a weighted average expected term of options granted.

•	Expected volatility: We have estimated expected volatility based on the historical stock price volatility of a group of similar publicly traded companies. We believe that our historical volatility is not indicative of future volatility.

The weighted average grant date fair value of options issued in 2007 was $7.03 per share.

A summary of outstanding and exercisable options as of December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual Life	Exercise	Number of	Exercise
Range of Exercise Prices	Shares	(in years)	Price	Shares	Price

$2.71-$10.00	31	1.8	$5.71	31	$5.71
$10.01-$20.00	728	5.0	$15.03	477	$16.37
$20.01-$30.00	830	3.0	$26.61	830	$26.61
$30.01-$40.00	218	1.2	$32.23	218	$32.23
$40.01-$70.00	552	1.1	$59.84	552	$59.84

	2,359	3.0	$31.08	2,108	$33.30

There were 0 and 200 options granted during 2006 and 2007. There were 0, 0 and 4 shares exercised in 2005, 2006 and 2007. The total fair value of shares vested during 2007 was $396.

As of December 31, 2007, there were 962 additional options available for grant under our stock option plans. When we became up to date in our reporting to the SEC in October 2007, certain executive officers, in accordance with their employment agreements, received an aggregate of 200 options with an exercise price equal to the then market value of our common stock on the date of grant. In 2005, $78 is included in the pro forma stock-based compensation amount depicted in Note 3 related to these options. In 2006 and 2007, $136 and $84, respectively, is included as selling, general and administrative expenses and $58 and $36 is included in research and development expenses in the accompanying consolidated statement of operations related to these options with the total of $194 and $120 included in common stock in the accompanying consolidated balance sheet as of December 31, 2006.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

15.	Income Taxes

The sources of loss before income taxes and the income tax provision for the years ended December 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007

Loss before income taxes:
Domestic	$(93,021)	$(15,302)	$(13,557)
Foreign	2,151	654	690

Loss before income taxes	$(90,870)	$(14,648)	$(12,867)

Current income tax provision:
Federal	$(16,171)	$(3,615)	$34
State and local	(151)	291	194
Foreign	429	393	233

Current income tax provision	$(15,893)	$(2,931)	$461

	2005	2006	2007

Deferred income tax provision:
Federal	$28,702	$4,825	$2,735
State and local	7,830	(259)	(499)
Foreign	123	659	(358)

Deferred income tax provision	36,655	5,225	1,878

Income tax provision	$20,762	$2,294	$2,339

The reconciliation of the statutory federal income tax rate to our effective income tax rate is as follows:

	2005	2006	2007

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax effect	5.0	(2.5)	3.6
Valuation allowance	(62.5)	(40.4)	(53.0)
Impact of foreign operations	(0.5)	(1.1)	(0.4)
Adjustments to tax reserves	0.5	1.7	(0.6)
Permanent differences	(0.7)	(7.1)	(3.4)
Tax law changes	—	—	1.8
Other	0.4	(1.3)	(1.2)

Effective income tax rate	(22.8)%	(15.7)%	(18.2)%

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities as of December 31, 2005, 2006 and 2007 were as follows:

	2005	2006	2007

Deferred tax assets
Foreign net operating loss carryforwards	$3,022	$3,349	$2,733
Domestic net operating loss carryforwards	2,687	18,492	36,295
Accounts receivable	1,964	1,846	1,673
Property and equipment	1,285	1,975	1,917
Intangibles	24,192	22,285	21,746
Employee compensation and benefit plans	2,136	1,250	953
Deferred compensation	954	446	617
Customer accommodation and quantification	18,485	6,374	7,087
Accruals and reserves	8,078	10,556	4,855
Other	1,761	2,113	1,714

Total gross deferred tax assets	64,564	68,686	79,590
Less: Valuation allowance	(58,039)	(64,601)	(74,500)

Total deferred tax assets	6,525	4,085	5,090
Deferred tax liabilities
Intangibles	(15,947)	(18,704)	(21,377)
Other	(919)	(739)	(935)

Total deferred tax liabilities	(16,866)	(19,443)	(22,312)

Net deferred tax liability	$(10,341)	$(15,358)	$(17,222)

As of December 31, 2007, we had federal net operating loss carry forwards of approximately $80,520 which will partially expire in 2027 and 2028.

As of December 31, 2006 and 2007, we had state net operating loss carry forwards of approximately $115,632 and $167,750, respectively, which will expire between 2008 and 2027. In addition, we have foreign net operating loss carry forwards of approximately $15,492, which do not expire. Utilization of the net operating loss carry forwards may be subject to an annual limitation in the event of a change in ownership in future years as defined by Section 382 of the Internal Revenue Code and similar state provisions.

In assessing the future realization of deferred taxes, we consider whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized based on projections of our future taxable earnings. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

During 2007, we decreased our valuation allowance against our deferred tax assets generated in foreign tax jurisdictions from $1,803 to $1,217 based on management’s assessment of future earnings available to utilize these deferred tax assets.

In the fourth quarter of 2005, a valuation allowance of $56,808 was established against various domestic deferred tax assets. After consideration of all evidence, both positive and negative, management concluded that it was more

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

likely than not that a majority of the domestic deferred tax assets would not be realized. In 2006 and 2007, we increased this valuation allowance to $62,798 and $73,313, respectively.

Domestic deferred tax assets were recognized to the extent that objective positive evidence existed with respect to their future utilization. The objective positive evidence included the potential to carry back any losses generated by the deferred tax assets in the future as well as income expected to be recognized due to the reversal of deferred tax liabilities as of December 31, 2007. In analyzing deferred tax liabilities as a source for potential income for purposes of recognizing deferred tax assets, the deferred tax liabilities related to excess book basis in goodwill over tax basis in goodwill were considered a source of future income for benefiting deferred tax assets with indefinite lives only due to the indefinite life and uncertainty of reversal of these liabilities during the same period as the non-indefinite life deferred tax assets.

Our consolidated income tax expense for the years ended December 31, 2005, 2006 and 2007 consists principally of an increase in deferred tax liabilities related to goodwill amortization deductions for income tax purposes during the applicable year as well as state and foreign income taxes.

Effective January 1, 2007, we adopted FASB Interpretation 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109 (FIN 48). FIN 48 prescribes, among other things, a recognition threshold and measurement attributes for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company’s income tax return. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with FASB Statement 109, Accounting for Income Taxes. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on settlement with the taxing authority. We recorded a cumulative effect increase to retained earnings of $389 upon adoption.

In accordance with FIN 48, the total amount of unrecognized tax benefits as of December 31, 2007 was $5,614, which includes $581 of accrued interest related to unrecognized income tax benefits which we recognize as a component of the provision for income taxes. Of the $5,614 unrecognized tax benefits, $4,773 relates to tax positions which if recognized would impact the effective tax rate, not considering the impact of any valuation allowance. Of the $4,773, $2,859 is attributable to uncertain tax positions with respect to certain deferred tax assets which if recognized would currently be offset by a full valuation allowance due to the fact that at the current time it is more likely than not that these assets would not be recognized due to a lack of sufficient projected income in the future.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following is a roll-forward of the changes in our unrecognized tax benefits:

Total unrecognized tax benefits as of January 1, 2007	$5,002
Gross amount of decreases in unrecognized tax benefits as a result of tax positions taken during the prior period	(64)
Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during the prior period	10
Gross amount of increases in unrecognized tax benefits as a result of tax positions taken during the current period	252
Amount of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	(10)
Reduction to unrecognized tax benefits as a result of a lapse of applicable statute of limitations	(157)

Total unrecognized tax benefits as of December 31, 2007	$5,033

Total unrecognized tax benefits that would impact the effective tax rate if recognized	$4,773

Total amount of interest and penalties recognized in the accompanying consolidated statement of operations for the year ended December 31, 2007	$141

Total amount of interest and penalties recognized in the accompanying consolidated balance sheet as of December 31, 2007	$581

We file income tax returns in the U.S. federal jurisdiction, all U.S. states which require income tax returns and foreign jurisdictions. Due to the nature of our operations, no state or foreign jurisdiction is individually significant. With limited exceptions we are no longer subject to examination by the U.S. federal or states jurisdiction for years beginning prior to 2003. We are currently under federal tax audit for the tax years 2003 through 2006. We are no longer subject to examination by the UK federal jurisdiction for years beginning prior to 2005. We do have various state tax audits and appeals in process at any given time.

We anticipate decreases in unrecognized tax benefits of approximately $304 related to state statutes of limitations expiring during 2008. Our unrecognized tax benefits are expected to change in 2008. However, we do not anticipate any significant increases or decreases within the next twelve months.

16.	Employee Benefit Plans

401(k) Plan

We maintain a tax-qualified retirement plan named the MedQuist 401(k) Plan (401(k) Plan) that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. Our 401(k) Plan allows eligible employees to contribute up to 25% of their annual eligible compensation on a pre-tax basis, subject to applicable Internal Revenue Code limits. Elective deferral contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directives. Employee elective deferrals are 100% vested at all times. Our 401(k) Plan provides that we may make a discretionary matching contribution to the participants in the 401(k) Plan. Our discretionary matching contribution, if any, shall be in an amount not to exceed 100% of the first 25% of a plan participant’s compensation contributed as pre-tax contributions to the 401(k) Plan. In our sole discretion, we may make descretionary matching contributions on a quarterly or annual basis. Historically we have matched 50% of each participant’s contribution, up to a maximum of 5% of each participant’s total annual compensation. Matching contributions are 33% vested after one year of service, 67% vested after two years of service and 100% vested after three years of service. The charge to operations for our matching contributions for the years ended December 31, 2005, 2006 and 2007 was $1,380, $1,432 and $1,547 respectively.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Executive Deferred Compensation Plan

We established the MedQuist Inc. Executive Deferred Compensation Plan (EDCP) in 2001. The EDCP, which is administered by the compensation committee of our board of directors, allowed certain members of management and highly compensated employees to defer a certain percentage of their income. Participants were permitted to defer compensation into an account in which proceeds were available either during or after termination of employment. The compensation committee authorized that certain contributions made to a retirement distribution account be matched with either shares of our common stock or cash. Participants were not entitled to receive matching contributions if they elected to make deferrals to an account into which proceeds are available during employment. Participants were able to defer up to 15% of their base salary (or such other maximum percentage as may be approved by the compensation committee) and 90% of their bonus (or such other maximum percentage as may be approved by the compensation committee). Distributions to a participant made pursuant to a retirement distribution account may be made to the participant upon the participant’s termination or attainment of age 65, as elected by the participant in their enrollment agreement. Distributions to a participant made pursuant to an in-service distribution account may be made at the election of the participant in their enrollment agreement, subject to certain exceptions. The balances in the EDCP are not funded, but are segregated, and participants in the EDCP are our general creditors. All amounts deferred in the EDCP increase or decrease based on hypothetical investment results of the participant’s selected investment alternatives. However, EDCP distributions are paid out of our funds rather than from a dedicated investment portfolio. As of December 31, 2006 and 2007, the value of the assets held, managed and invested pursuant to the EDCP was $1,120 and $1,118, respectively, and is included in other current assets in the accompanying consolidated balance sheets. As of December 31, 2006 and 2007, the corresponding deferred compensation liability reflecting amounts due to employees was $827 and $637, respectively, and is included in accrued expenses in the accompanying consolidated balance sheets.

Effective January 1, 2005, the EDCP was suspended and no further contributions have been made.

Board of Directors Deferred Compensation Plan

Commencing on January 1, 2005, a portion of the compensation paid to our independent directors was deferred compensation in the form of common stock having a fair market value of $50 on the date of grant. Our board of directors postponed the granting of the deferred compensation awards for 2006 and 2007 until October 2007 which is when we became up to date with our periodic reporting obligations with the SEC. As of December 31, 2006 and 2007, $332 and $0, respectively, related to deferred compensation is included in the accompanying consolidated statements of shareholders’ equity and other comprehensive income. This plan was terminated in February 2008.

17.	Related-Party Transactions

From time to time, we enter into transactions in the normal course of business with related parties. The audit committee of our board of directors has been charged with the responsibility of approving or satisfying all related party transactions other than those between us and Philips. In any situation where the audit committee sees fit to do so, any related party transaction, other than those between us and Philips, may be presented to disinterested members of our board of directors for approval or ratification.

In connection with Philips’ investment in us, we have entered into various agreements with Philips. All material transactions between Philips and us are reviewed and approved by the supervisory committee of our board of directors. The supervisory committee is comprised of directors’ independent from Philips. Listed below is a summary of our material agreements with Philips.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Licensing Agreement

In connection with Philips’ tender offer, we entered into a Licensing Agreement with Philips Speech Processing GmbH, an affiliate of Philips which is now known as Philips Speech Recognition Systems GmbH (PSRS), on May 22, 2000 (Licensing Agreement). The Licensing Agreement was subsequently amended by the parties as of January 1, 2002, February 23, 2003, August 10, 2003, September 1, 2004, December 30, 2005 and February 13, 2007.

Under the Licensing Agreement, we license from PSRS its SpeechMagic speech recognition and processing software, including any updated versions of the software developed by PSRS during the term of the License Agreement (Licensed Product), for use by us anywhere in the world. We pay a fee for use of this license based upon a per line fee for each transcribed line of text processed through the Licensed Product.

Upon the expiration of its initial term on June 28, 2005, the Licensing Agreement was renewed for an additional five year term.

In connection with the Licensing Agreement, we have a consulting arrangement with PSRS whereby PSRS assists us with the integration of its speech and transcription technologies.

OEM Supply Agreement

On September 21, 2007, we entered into an Amended and Restated OEM Supply Agreement (Amended OEM Agreement) with PSRS. The Amended OEM Agreement amends and restates a previous OEM Supply Agreement with PSRS dated September 23, 2004. In connection with the Amended OEM Agreement certain amounts paid to PSRS were capitalized in fixed assets and are being amortized over a three-year period.

Pursuant to the Amended OEM Agreement, we purchased a co-ownership interest in all rights and interests in and to SpeechQ for Radiology together with its components, including object and source code for the SpeechQ for Radiology application and the SpeechQ for Radiology integration SDK (collectively, the Product), but excluding the SpeechMagic speech recognition and processing software, which we separately license from PSRS for a fee under the Licensing Agreement. Additionally, the Amended OEM Agreement provides that we shall receive, in exchange for a fee, the exclusive right in the United States, Canada and certain islands of the Caribbean (collectively the Exclusive Territory) to sell, service and deliver the Product. In addition, PSRS has agreed that for the term of the Amended OEM Agreement it will not release a front-end multi-user reporting solution (including one similar to the Product) in the medical market in the Exclusive Territory nor will it directly authorize or assist any of its affiliates to do so either; provided that the restriction does not prevent PSRS’s affiliates from integrating SpeechMagic within their general medical application products. The Amended OEM Agreement further provides that we shall make payments to PSRS for PSRS’ development of an interim version of the software included in the Product (Interim Version). Except for the Interim Version which we and PSRS will co-own, the Amended OEM Agreement provides that any improvements, developments or other enhancements either we or PSRS makes to the Product (collectively, Improvements) shall be owned exclusively by the party that developed such Improvement. Each party has the right to seek patent or other protection of the Improvements it owns independent of the other party.

The term of the Amended OEM Agreement extends through June 30, 2010 and will automatically renew for an additional three year term provided that we are in material compliance with the Amended OEM Agreement as of such date. If PSRS decides to discontinue all business relating to the Product in the Exclusive Territory on or after June 30, 2010, PSRS can effect such discontinuation by terminating the Amended OEM Agreement by providing us with six months’ prior written notice of such discontinuation, provided the earliest such notice can be delivered is June 30, 2010. Either party may terminate the Amended OEM Agreement for cause immediately in the event that a material breach by the other party remains uncured for more than 30 days following delivery of written notice or in the event that the other party becomes insolvent or files for bankruptcy.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Equipment Sales

We purchase dictation related equipment from Philips.

Insurance Coverage through Philips

We obtain all of our business insurance coverage (other than workers’ compensation) through Philips.

Purchasing Agreements

For the three years ended December 31, 2007 we entered into annual letter agreements with Philips Electronics North America Corporation (PENAC), an affiliate of Philips, to purchase products and services from certain suppliers under the terms of the prevailing agreements between such suppliers and PENAC. As of January 1, 2008, we are no longer a party to an agreement with PENAC to purchase the aforementioned products and services.

From time to time, we enter into other miscellaneous transactions with Philips including Philips purchasing certain products and implementation services from us. We recorded net revenues from sales to Philips of $754, $26 and $0 for the years ended December 31, 2005, 2006 and 2007, respectively.

Our consolidated balance sheets as of December 31, 2006 and 2007 reflect other assets related to Philips of $0 and $1,002, respectively, and accrued expenses related to Philips of $2,030 and $1,534, respectively.

Listed below is a summary of the expenses incurred by us in connection with the various Philips agreements noted above for the years ended December 31, 2005, 2006 and 2007. Charges related to these agreements are included in cost of revenues and selling, general and administrative expenses in the accompanying consolidated statements of operations.

	Years Ended December 31,
	2005	2006	2007

PSRS licensing	$1,216	$2,390	$2,479
PSRS consulting	162	3	—
OEM agreement	1,521	1,429	2,252
Dictation equipment	1,238	878	854
Insurance	957	1,601	1,794
PENAC	54	30	40
Other	248	42	—

Total	$5,396	$6,373	$7,419

On July 29, 2004, we entered into an agreement with Nightingale under which Nightingale agreed to provide interim chief executive services to us. On July 30, 2004, our board of directors appointed Howard S. Hoffmann to serve as our non-employee Chief Executive Officer (CEO). Mr. Hoffmann serves as the Managing Partner of Nightingale. With the departure of our former President in May 2007, our board of directors appointed Mr. Hoffmann to the additional position of President in June 2007. Mr. Hoffmann serves as our President and Chief Executive Officer pursuant to the terms of the agreement between us and Nightingale which was amended on March 14, 2008 (Amendment). The Amendment, among other things, extends the term of Mr. Hoffmann’s role as our President and Chief Executive Officer through August 1, 2008. Our board of directors is responsible for monitoring and reviewing the performance of Mr. Hoffmann on an ongoing basis. Our agreement with Nightingale also permits us to engage additional personnel employed by Nightingale to provide consulting services to us from time to time.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the years ended December 31, 2005, 2006 and 2007, we incurred charges of $3,207, $3,005 and $2,914, respectively, for Nightingale services. From February 1, 2007 through December 31, 2007, the Nightingale charges were recorded in selling, general and administrative expenses in the accompanying consolidated statements of operations due to Nightingale’s focus on operational matters instead of the Review and Management’s Billing Assessment. Prior to February 1, 2007, charges related to Nightingale were recorded in cost of investigation and legal proceedings, net (see Note 5). As of December 31, 2006 and 2007, accrued expenses included $548 and $400, respectively, for amounts due to Nightingale for services performed.

See Note 11 for a discussion of our agreements with A-Life.

18.	Quarterly Data (unaudited)

	1st	2nd	3rd	4th
	Quarter	Quarter	Quarter	Quarter

2006
Net revenues	$96,014	$93,359	$82,096	$86,622

Net loss	$(8,471)	$(2,416)	$(2,104)	$(3,951)

Net loss per share:
Basic	$(0.23)	$(0.06)	$(0.06)	$(0.11)
Diluted	$(0.23)	$(0.06)	$(0.06)	$(0.11)
Weighted average shares outstanding:
Basic	37,484	37,484	37,484	37,484
Diluted	37,484	37,484	37,484	37,484

2007
Net revenues	$89,066	$88,692	$82,518	$80,066

Net income (loss)	$(1,886)	$5,886	$(8,935)	$(10,271)

Net income (loss) per share:
Basic	$(0.05)	$0.16	$(0.24)	$(0.27)
Diluted	$(0.05)	$0.16	$(0.24)	$(0.27)
Weighted average shares outstanding:
Basic	37,484	37,484	37,484	37,500
Diluted	37,484	37,497	37,484	37,500

MedQuist Inc. and Subsidiaries

Consolidated Statements of Operations
(In thousands, except per share amounts)
(Unaudited)

	Six Months Ended June 30,
	2007	2008

Net revenues	$177,758	$166,179

Operating costs and expenses
Cost of revenues	134,628	119,273
Selling, general and administrative	32,610	25,899
Research and development	6,265	7,854
Depreciation	5,179	5,924
Amortization of intangible assets	2,704	2,734
Cost of investigation and legal proceedings, net	(4,897)	8,126
Restructuring charges	381	(45)

Total operating costs and expenses	176,870	169,765

Operating income (loss)	888	(3,586)
Equity in income of affiliated company	323	41
Other income	—	438
Interest income, net	4,175	2,183

Income (loss) before income taxes	5,386	(924)
Income tax provision	1,386	1,658

Net income (loss)	$4,000	$(2,582)

Net income (loss) per share:
Basic	$0.11	$(0.07)

Diluted	$0.11	$(0.07)

Weighted average shares outstanding:
Basic	37,484	37,544

Diluted	37,499	37,544

The accompanying notes are an integral part of these consolidated financial statements.

MedQuist Inc. and Subsidiaries

Consolidated Balance Sheets
(In thousands)
(Unaudited)

	December 31,	June 30,
	2007	2008

ASSETS
Current assets
Cash and cash equivalents	$161,582	$151,095
Accounts receivable, net of allowance of $4,359 and $4,417, respectively	48,725	48,215
Income tax receivable	815	716
Other current assets	7,920	8,757

Total current assets	219,042	208,783
Property and equipment, net of accumulated depreciation of $38,772 and $38,825, respectively	21,366	18,920
Goodwill	125,505	125,418
Other intangible assets, net of accumulated amortization of $45,209 and $44,610, respectively	42,262	41,363
Deferred income taxes	2,712	2,722
Other assets	6,885	6,117

Total assets	$417,772	$403,323

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$12,754	$11,137
Accrued expenses	18,989	13,501
Accrued compensation	14,826	14,495
Customer accommodation and quantification	18,459	12,242
Deferred income tax liability—current	4,783	4,783
Deferred revenue	16,023	16,280

Total current liabilities	85,834	72,438
Deferred income taxes	15,151	16,635

Other non-current liabilities	2,143	2,065

Commitments and contingencies (Note 11)
Shareholders’ equity
Common stock—no par value; authorized 60,000 shares; 37,544 and 37,544 shares issued and outstanding, respectively	236,412	236,574
Retained earnings	72,876	70,294
Accumulated other comprehensive income	5,356	5,317

Total shareholders’ equity	314,644	312,185

Total liabilities and shareholders’ equity	$417,772	$403,323

The accompanying notes are an integral part of these consolidated financial statements.

MedQuist Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Six Months Ended June 30,
	2007	2008

Operating activities
Net income (loss)	$4,000	$(2,582)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities
Depreciation and amortization	7,883	8,658
Equity in income of affiliated company	(323)	(41)
Deferred income tax provision	974	1,491
Stock option expense	207	162
Provision for doubtful accounts	2,431	1,205
Loss on disposal of property and equipment	61	38
Changes in operating assets and liabilities excluding effects of acquisitions
Accounts receivable	(4,088)	(1,334)
Income tax receivable	(267)	99
Insurance receivable	(11,143)	—
Other current assets	(511)	(837)
Other non-current assets	(52)	116
Accounts payable	1,613	(2,065)
Accrued expenses	(8,060)	(5,405)
Accrued compensation	297	(309)
Customer accommodation and quantification	(2,976)	(5,593)
Deferred revenue	(1,210)	172
Other non-current liabilities	1,962	8

Net cash used in operating activities	$(9,202)	$(6,217)

Investing activities
Purchase of property and equipment	(4,137)	(3,078)
Capitalized software	(824)	(1,862)
Proceeds from sale of investments	—	692

Net cash used in investing activities	(4,961)	(4,248)

Financing activities
Net cash provided by financing activities	—	—

Effect of exchange rate changes	32	(22)

Net decrease in cash and cash equivalents	(14,131)	(10,487)

Cash and cash equivalents—beginning of period	175,412	161,582

Cash and cash equivalents—end of period	$161,281	$151,095

Supplemental cash flow information
Cash paid for income taxes	$276	$263

Accommodation payments paid with credits	$1,288	$611

The accompanying notes are an integral part of these consolidated financial statements

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements
(In thousands, except for per share amounts)
(Unaudited)

1.	Description of Business

MedQuist is the largest Medical Transcription Service Organization (MTSO) in the world, and a leader in technology enabled clinical documentation workflow. We service health systems, hospitals and large group medical practices throughout the U.S., and we employ approximately 5,600 skilled medical transcriptionists (MTs), making us the largest employer of MTs in the U.S. We believe our services and enterprise technology solutions—including mobile voice capture devices, speech recognition technologies, Web-based workflow platforms, and global network of MTs and editors—enable healthcare facilities to improve patient care, increase physician satisfaction, and lower operational costs.

Change In Majority Owner

On August 6, 2008, CBaySystems Holdings Limited (CBaySystems Holdings), a company that is publicly traded on the AIM market of the London Stock Exchange with a portfolio of investments in medical transcription, which includes a company that competes in the medical transcription market, healthcare technology, and healthcare financial services, acquired a 69.5% ownership interest in MedQuist from Koninklijke Philips Electronics N.V. (Philips) for $11.00 per share (CBaySystems Holdings Purchase). Immediately prior to the closing of the CBaySystems Holdings Purchase, four of our directors affiliated with Philips resigned from our board of directors and four individuals affiliated with CBaySystems Holdings were appointed to our board of directors.

2.	Introductory Note

In November 2003, one of our employees raised allegations that we had engaged in improper billing practices. In response, our board of directors undertook an independent review of these allegations (Review). On March 16, 2004, we announced that we had delayed the filing of our Form 10-K for the year ended December 31, 2003 pending the completion of the Review. As a result of our noncompliance with the U.S. Securities and Exchange Commission’s (SEC) periodic disclosure requirements, our common stock was delisted from the NASDAQ National Market on June 16, 2004.

In response to our customers’ concern over the public disclosure of certain findings from the Review, we made the decision in the fourth quarter of 2005 to take action to try to avoid litigation and preserve and solidify our customer business relationships by offering a financial accommodation to certain of our customers. See Note 7.

Disclosure of the findings of the Review, along with the delisting of our common stock, precipitated a number of governmental investigations and civil lawsuits. See Note 11.

On July 5, 2007, we filed our Form 10-K for the year ended December 31, 2005 (2005 Form 10-K). The 2005 Form 10-K was our first periodic report covering the period after September 30, 2003. On August 31, 2007, we filed our Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 as well as our Form 10-K for the year ended December 31, 2006. On October 4, 2007, we filed our Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007. On November 9, 2007, we timely filed our Form 10-Q for the quarter ended September 30, 2007 and we have timely filed all periodic reports since that date.

Our common stock was relisted on the Global Market of The NASDAQ Stock Market LLC on July 17, 2008.

3.	Basis of Presentation

The consolidated financial statements included herein are unaudited and have been prepared by us pursuant to the rules and regulations of the SEC. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP) have been omitted

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

pursuant to such rules and regulations although we believe that the disclosures are adequate to make the information presented not misleading. The consolidated financial statements include our accounts and the accounts of all of our wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

These statements reflect all normal recurring adjustments that, in the opinion of management, are necessary for the fair presentation of the information contained herein. These consolidated financial statements should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations. As permitted under GAAP, interim accounting for certain expenses is based upon full year assumptions. Such amounts are expensed in full in the year incurred. For interim financial reporting purposes, income taxes are recorded based upon actual year to date income tax rates as permitted by Financial Accounting Standards Board (FASB) Interpretation 18, Accounting for Income Taxes in Interim Periods.

Our accounting policies are set forth in detail in Note 3 to the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 17, 2008.

In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 defines fair value, creates a framework within GAAP for measuring fair value, and expands disclosures about fair value measurements. In defining fair value, SFAS 157 emphasizes a market-based measurement approach that is based on the assumptions that market participants would use in pricing an asset or liability. SFAS 157 does not require any new fair value measurements, but does generally apply to other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued FSP FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays for one year the effective date of SFAS 157 for most nonfinancial assets and nonfinancial liabilities. Nonfinancial instruments affected by this deferral include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. Effective January 1, 2008, we adopted SFAS 157 for financial assets and financial liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS 157 for these items did not have a material impact on our financial position, results of operations and cash flows. The statement establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad categories. Level 1: Quoted market prices in active markets for identical assets or liabilities that the company has the ability to access. Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data such as quoted prices, interest rates and yield curves. Level 3: Inputs are unobservable data points that are not corroborated by market data. At June 30, 2008, we held two financial assets, cash and cash equivalents (Level 1) and our Executive Deferred Compensation Plan (EDCP) included in other current assets with a fair value of $975. We measure the fair value of our EDCP on a recurring basis using Level 2 (significant other observable) inputs as defined by SFAS 157. The adoption of SFAS 157 did not have a material impact on the basis for measuring the fair value of these items.

In February 2007, FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, including interim periods within that fiscal year. We did not elect the fair value option for any of our existing financial instruments as of June 30, 2008 and we have not determined whether or not we will elect this option for financial instruments we may acquire in the future.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS 141R). SFAS 141R defines a business combination as a transaction or other event in which an acquirer obtains control of one or more businesses. Under SFAS 141R, all business combinations are accounted for by applying the acquisition method (previously referred to as the purchase method), under which the acquirer measures all identified assets acquired, liabilities assumed, and noncontrolling interests in the acquiree at their acquisition date fair values. Certain forms

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

of contingent consideration and certain acquired contingencies are also recorded at their acquisition date fair values. SFAS 141R also requires that most acquisition related costs be expensed in the period incurred. SFAS 141R is effective for us in January 2009. SFAS 141R will change our accounting for business combinations on a prospective basis.

In December 2007, FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (SFAS 160). SFAS 160 requires a company to recognize noncontrolling interests (previously referred to as “minority interests”) as a separate component in the equity section of the consolidated statement of financial position. It also requires the amount of consolidated net income specifically attributable to the noncontrolling interest be identified in the consolidated statement of income. SFAS 160 also requires changes in ownership interest to be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. SFAS 160 is effective for us in January 2009. We are currently evaluating the impact, if any, SFAS 160 will have on our financial position, results of operations and cash flows.

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (SFAS 161). SFAS 161 requires a company with derivative instruments to disclose information that should enable financial statement users to understand how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. SFAS 161 is effective for us in January 2009.

The FASB recently issued a Staff Position (FSP) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the factors a company should consider when developing renewal assumptions used to determine the useful life of an intangible asset under SFAS 142. Paragraph 11 of SFAS 142 requires companies to consider whether renewal can be completed without substantial cost or material modification of the existing terms and conditions associated with the asset. FSP 142-3 replaces the previous useful life criteria with a new requirement—that an entity consider its own historical experience in renewing similar arrangements. If historical experience does not exist then the company would consider market participant assumptions regarding renewal including 1) highest and best use of the asset by a market participant, and 2) adjustments for other entity-specific factors included in paragraph 11 of SFAS 142. We are currently evaluating the impact, if any, SFAS 142-3 will have on our financial position, results of operations or cash flows.

4.	Stock-Based Compensation

The following table summarizes our stock-based compensation expense related to employee stock options recognized under SFAS No. 123R, “Share Based Payment,” (SFAS 123R).

	Six Months Ended
	June 30,
	2007	2008

Selling, general and administrative	$58	$105
Research and development	23	45
Cost of revenues	126	12

Total	$207	$162

As of June 30, 2008, total unamortized stock-based compensation cost related to non-vested stock options, net of expected forfeitures, was $1,199 which is expected to be recognized over a weighted-average period of 4.3 years.

Our stock option plans provide for the granting of options to purchase shares of common stock to eligible employees (including officers) as well as to our non-employee directors. Options may be issued with the exercise

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

prices equal to the fair market value of the common stock on the date of grant or at a price determined by a committee of our board of directors. Stock options vest and are exercisable over periods determined by the committee, generally five years, and generally expire no more than 10 years after the grant.

In July 2004, our board of directors affirmed our June 2004 decision to indefinitely suspend the exercise and future grant of options under our stock option plans. For 10 of our former executives (who separated from us in 2004 and 2005) who held options that were vested as of their resignation date, our board of directors allowed their options to remain exercisable for the post-termination period commencing on the date that the suspension was lifted for the exercise of options. There were 704 options that qualified for this post-termination exercise period. The suspension was lifted on October 4, 2007 and all but 154 of these options terminated on February 1, 2008. A summary of these remaining options as of June 30, 2008 is as follows:

			Options exercisable(1)
					Average
			Number of	Intrinsic	Exercise
Range of Exercise Prices			Shares	Value	Price

$2.71	—	$10.00	31	$65	$5.71
$10.01	—	$20.00	47	—	$14.38
$20.01	—	$70.00	76	—	$33.28

			154	$65

(1)	Of the remaining 154 options, 12 were exercised in July 2008 and the remaining 142 expire on October 3, 2009.

The extension of the life of the awards was recorded as a modification of the grants in 2004 and 2005. Under Accounting Principles Board Opinion No 25, “Accounting for Stock Issued to Employees,” (APB 25), the modification created intrinsic value for vested stock if the market value of the stock on the date of termination exceeded the exercise price. Therefore, these grants required an immediate recognition of the compensation expense with an offsetting credit to common stock. No charges were incurred for the six month periods ended June 30, 2007 and 2008.

Information with respect to our common stock options is as follows:

			Weighted
		Weighted	Average
	Shares	Average	Remaining	Aggregate
	Subject to	Exercise	Contractual	Intrinsic
	Options	Price	Life in Years	Value

Outstanding, December 31, 2007	2,359	$31.08
Forefeited	(2)	$17.45
Canceled	(762)	$40.09

Outstanding, June 30, 2008	1,595	$26.80	3.7	$65

Exercisable, June 30, 2008	1,396	$29.03	2.9	$65

Options vested and expected to vest as of June 30, 2008	1,566	$27.09	3.6	$65

The aggregate intrinsic value is calculated using the difference between the closing stock price on the last trading day of the quarter and the option exercise price, multiplied by the number of in-the-money options.

There were no options granted or exercised during the six months ended June 30, 2007 and 2008.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

A summary of outstanding and exercisable common stock options as of June 30, 2008 is as follows:

Options Outstanding
				Weighted		Options Exercisable
				Average	Weighted		Weighted
				Remaining	Average		Average
			Number	Contractual Life	Exercise	Number	Exercise
Range of Exercise Prices			of Shares	(in years)	Price	of Shares	Price

$2.71	—	$10.00	30	1.3	$5.71	30	$5.71
$10.01	—	$20.00	569	5.6	$14.80	369	$16.75
$20.01	—	$30.00	658	3.1	$26.41	658	$26.41
$30.01	—	$40.00	121	1.5	$32.89	121	$32.89
$40.01	—	$70.00	217	2.0	$58.88	217	$58.88

			1,595	3.7	$26.80	1,395	$29.03

As of June 30, 2008, there were 1,019 additional options available for grant under our stock option plans. When we became current in our reporting obligations with the SEC on October 4, 2007, certain executive officers, in accordance with their employment agreements, received a grant of an aggregate of 200 options with an exercise price equal to the grant date market value of our common stock on October 4, 2007.

5.	Other Comprehensive Income (Loss)

Other comprehensive income (loss) was as follows:

	Six Months Ended June 30,
	2007	2008

Net income (loss)	$4,000	$(2,582)
Foreign currency translation adjustment	402	(39)

Comprehensive income (loss)	$4,402	$(2,621)

6.	Net Income (Loss) per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares outstanding during each period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average shares outstanding, as adjusted for the dilutive effect of common stock equivalents, which consist only of stock options, using the treasury stock method.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table reflects the weighted average shares outstanding used to compute basic and diluted net income (loss) per share:

	Six Months Ended June 30,
	2007	2008

Net income (loss)	$4,000	$(2,582)

Weighted average shares outstanding:
Basic	37,484	37,544
Effect of dilutive shares	15	—

Diluted	37,499	37,544
Net income (loss) per share:
Basic	$0.11	$(0.07)
Diluted	$0.11	$(0.07)

The computation of diluted net income (loss) per share does not assume conversion, exercise or issuance of shares that would have an anti-dilutive effect on diluted net loss per share. For the six months ended June 30, 2008 we had a net loss. As a result, any assumed conversions would result in reducing the net loss per share and, therefore, are not included in the calculation. Shares having an anti-dilutive effect on net loss per share and, therefore, excluded from the calculation of diluted net loss per share, totaled 1,565 shares for the six months ended June 30, 2008.

7.	Customer Accommodation and Quantification

As noted in Note 2, in connection with our decision to offer financial accommodations to certain of our customers (Accommodation Customers), we analyzed our historical billing information and the available report-level data (Management’s Billing Assessment) to develop individualized accommodation offers to be made to Accommodation Customers (Accommodation Analysis). The Accommodation Analysis took approximately one year to complete. The methodology utilized to develop the individual accommodation offers was designed to generate positive accommodation outcomes for Accommodation Customers. As such, the methodology was not a calculation of potential over billing nor was it intended as a measure of damages or a reflection of any admission of liability due and owed to Accommodation Customers. Instead, the Accommodation Analysis was a methodology that was developed to arrive at commercially reasonable and fair accommodation offers that would be acceptable to Accommodation Customers without negotiation.

In the fourth quarter of 2005, based on the Accommodation Analysis, our board of directors authorized management to make cash accommodation offers to Accommodation Customers in the aggregate amount of $65,413. In 2006, this amount was adjusted by a net additional amount of $1,157 based on a refinement of the Accommodation Analysis resulting in an aggregate amount of $66,570. By accepting our accommodation offer, an Accommodation Customer must agree, among other things, to release us from any and all claims and liability regarding certain billing related issues.

As part of this process, we also conducted an analysis in an attempt to quantify the economic consequences of potentially unauthorized adjustments to Accommodation Customers’ ratios and formulae within the transcription platform setups (Quantification). This Quantification was calculated to be $9,835.

Of the authorized cash accommodation amount of $66,570, $57,678 and $1,157 were treated as consideration given by a vendor to a customer and accordingly recorded as a reduction in revenues in 2005 and 2006, respectively. The balance of $7,735 plus an additional $2,100 has been accounted for as a billing error associated with the Quantification resulting in a reduction of revenues in various reporting periods from 1999 to 2005.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The goal of our customer accommodation was to reach a settlement with certain of our customers. However, the Accommodation Analysis for certain customers did not result in positive accommodation outcomes. For certain other Accommodation Customers, the Accommodation Analysis resulted in calculated cash accommodation offers that we believed were insufficient as a percentage of their historical line billing to motivate such customers to resolve their billing disputes with us. Therefore, in 2006 we modified our customer accommodation to enable us to offer this group of Accommodation Customers credits for the purchase of future products and/or services from us over a defined period of time. On July 21, 2006, our board of directors authorized management to make credit accommodation offers up to an additional $8,676 beyond amounts previously authorized. During 2006, this amount was adjusted by a net additional amount of $569 based on a refinement of the Accommodation Analysis, resulting in an aggregate amount of $9,245. In connection with the credit accommodation offers we recorded a reduction in revenues and corresponding increase in accrued expenses of $9,245 in 2006.

The following is a summary of the financial statement activity for the periods indicated related to the customer accommodation and the Quantification which is included as a separate line item in the accompanying consolidated balance sheets as of December 31, 2007 and June 30, 2008:

	Year Ended	Six Months Ended
	December 31, 2007	June 30, 2008

Beginning balance	$24,777	$18,459
Payments and other adjustments	(3,723)	(5,606)
Credits	(2,595)	(611)

Ending balance	$18,459	$12,242

8.	Cost of Investigation and Legal Proceedings, Net

For the six months ended June 30, 2007 and 2008, we recorded a credit of ($4,897) and a charge of $8,126, respectively for costs associated with the Review and Management’s Billing Assessment, as well as defense and other costs associated with governmental investigations and civil litigation, including, in 2007, $197 of consulting services provided by Nightingale and Associates, LLC (Nightingale), a management consulting company specializing in turnarounds and crisis management, that we deemed to be unusual in nature. Howard Hoffmann, our former President and Chief Executive Officer, provided services to us pursuant to the terms of an agreement between us and Nightingale. Nightingale also provided certain consulting services to us related to the Review and Management’s Billing Assessment. The agreement with Nightingale was terminated consensually on June 10, 2008, which was also the date that Mr. Hoffmann ceased being our President and Chief Executive Officer. These costs are net of insurance claim reimbursements. We record insurance claims when the realization of the claim is probable. The following is a summary of the amounts recorded as Cost of investigation and legal proceedings, net, in the accompanying consolidated statements of operations:

	Six Months Ended June 30,
	2007	2008

Legal fees	$8,846	$6,267
Other professional fees	1,444	359
Nightingale services	197	—
Insurance recoveries and claims	(15,386)	—
Other	2	1,500

Total	$(4,897)	$8,126

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Other professional fees represent accounting and dispute analysis costs and document search and retrieval costs. In 2007, insurance recoveries and claims represent insurance recoveries ($4,243) and insurance claims ($11,143). The insurance claims were recorded in other current assets and payment related to these claims was received in the third quarter of 2007. We do not expect to receive any additional insurance recoveries in the future. The 2008 Other amount of $1,500 is for the proposed settlement of all claims related to the consolidated medical transcriptionists putative class action.

9.	Restructuring Plans

2005 Restructuring Plan

During 2005, we implemented a restructuring plan (2005 Plan) based on the implementation of a centralized national service delivery model. The 2005 Plan involved the consolidation of operating facilities and a related reduction in workforce. The table below reflects the financial statement activity related to the 2005 Plan which is included in accrued expenses in the accompanying consolidated balance sheets:

	Year Ended	Six Months Ended
	December 31, 2007	June 30, 2008
	Total Non-Cancelable	Total Non-Cancelable
	Leases	Leases

Beginning balance	$648	$126
Additional charge	322	—
Cash paid	(844)	(70)

Ending balance	$126	$56

The remainder of payments related to the 2005 Plan will be made by 2009 for non-cancelable leases.

2007 Restructuring Plans

During the third quarter of 2007, we implemented a restructuring plan related to a reduction in workforce of 104 employees as a result of the refinement of our centralized national services delivery model. In addition, during the fourth quarter of 2007, we implemented a restructuring plan related to an additional reduction in workforce of 183 employees attributable to our efforts to reduce costs. All of the restructuring costs incurred are severance related. The table below reflects the financial statement activity related to the 2007 Plan which is included in accrued expenses in the accompanying consolidated balance sheets:

	Year Ended	Six Months Ended
	December 31, 2007	June 30, 2008
	Total Severance	Total Severance

Beginning balance	$2,263	$1,493
Reversal	—	(45)
Cash paid	(770)	(1,417)

Ending balance	$1,493	$31

In the second quarter of 2008, we reversed $45 related to the 2007 restructuring plan because certain employee severance expenses will not be incurred. The remainder of payments related to the 2007 restructuring plans will be made by the end of 2008.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

10.	Income Taxes

Our consolidated income tax expense consists principally of an increase in deferred tax liabilities related to goodwill amortization deductions for income tax purposes during the applicable period as well as state and foreign income taxes offset by the reversal of certain state tax reserves due to the expiration of the statutes of limitations. We have recorded a valuation allowance to reduce our net deferred tax assets to an amount that is more likely than not to be realized in future years.

Under FASB Interpretation 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109 (FIN 48), we classify penalties and interest related to uncertain tax positions as part of income tax expense. There were no material changes to our uncertain tax positions, including penalties and interest for the three and six months ended June 30, 2008.

11.	Commitments and Contingencies

Governmental Investigations

The SEC is currently conducting a formal investigation of us relating to our billing practices. We have been fully cooperating with the SEC since it opened its investigation in 2004 and we have complied with information and document requests by the SEC.

We also received an administrative subpoena under Health Insurance Portability and Accountability Act of 1996 (HIPAA) for documents from the U.S. Department of Justice (DOJ) on December 17, 2004. The subpoena sought information primarily about our provision of medical transcription services to governmental and non-governmental customers. The information was requested in connection with a government investigation into whether we and others violated federal laws in connection with the provision of medical transcription services. We have complied, and are continuing to comply, with information and document requests by the DOJ.

The U.S. Department of Labor (DOL) conducted a formal investigation into the administration of our 401(k) plan. We fully cooperated with the DOL from the inception of its investigation in 2004 and we complied with information and document requests by the DOL. In April 2008, we made an additional contribution of approximately $41 to our 401(k) plan and certain current or former plan participants in an attempt to resolve the DOL investigation. In July 2008, we received written confirmation from the DOL that it has concluded its investigation.

Developments relating to the SEC and/or DOJ investigations may continue to represent various risks and uncertainties that could materially and adversely affect our business and our historical and future financial condition, results of operations and cash flows.

Customer Litigation

South Broward Putative Class Action

A putative class action was filed in the United States District Court for the Central District of California. The action, entitled South Broward Hospital District, d/b/a Memorial Regional Hospital, et al. v. MedQuist Inc. et al., Case No. CV-04-7520-TJH-VBKx, was filed on September 9, 2004 against us and certain of our present and former officers, purportedly on behalf of an alleged class of non-federal governmental hospitals and medical centers that the complaint claims were wrongfully and fraudulently overcharged for transcription services by defendants based primarily on our use of the AAMT line billing unit of measure. The complaint charged fraud, violation of the California Business and Professions Code, unjust enrichment, conversion, negligent supervision and violation of RICO. Named as defendants, in addition to us, were one of our senior vice presidents, our former executive

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

vice president of marketing and new business development, our former executive vice president and chief legal officer, and our former executive vice president and chief financial officer.

On March 10, 2008, the parties reached agreement on settlement terms resolving all claims by the named plaintiffs. The parties entered into a final settlement agreement on or about May 21, 2008. Under the parties’ agreement, we made a lump sum payment of $7,520 to resolve all claims by the individual named plaintiffs and certain other additional putative class members represented by plaintiffs’ counsel but not named in the action. We have accrued the entire amount of this lump sum payment, $5,205 of which was accrued during 2005, in the accompanying consolidated balance sheet as of December 31, 2007. Neither we, nor any of the individual defendants, admitted to any liability or any wrongdoing in connection with the settlement. On June 16, 2008, the District Court dismissed the case with prejudice in its entirety and without costs. Because the settlement is not be on a class-wide basis, no class will be certified and thus there is no requirement to give notice.

Kaiser Litigation

On June 6, 2008, plaintiffs Kaiser Foundation Health Plan, Inc., Kaiser Foundation Hospitals, The Permanente Medical Group, Inc., Kaiser Foundation Health Plan of the Mid-Atlantic States, Inc., and Kaiser Foundation Health Plan of Colorado (collectively, Kaiser) filed suit against MedQuist Inc. and MedQuist Transcriptions, Ltd. (collectively, MedQuist) in the Superior Court of the State of California in and for the County of Alameda. The action is entitled Foundation Health Plan Inc., et al v. MedQuist Inc. et al., Case No. CV-078-03425 PJH. The complaint asserts five causes of action, for common law fraud, breach of contract, violation of California Business and Professions Code section 17200, unjust enrichment, and a demand for an accounting. More specifically, Kaiser alleges that MedQuist fraudulently inflated the payable units of measure in medical transcription reports generated by MedQuist for Kaiser pursuant to the contracts between the parties. The damages alleged in the complaint include an estimated $7 million in compensatory damages, as well as punitive damages, attorneys’ fees and costs, and injunctive relief. MedQuist contends that it did not breach the contracts with Kaiser, or commit the fraud alleged, and it intends to defend the suit vigorously. MedQuist removed the case to the United States District Court for the Northern District of California, and has filed motions to dismiss Kaiser’s complaint and to transfer venue of the case to the United Stated District Court for the District of New Jersey. The parties participated in mediation on July 24, 2008, but the case was not settled. An initial case management conference has been set for October 23, 2008.

Medical Transcriptionist Litigation

Hoffmann Putative Class Action

A putative class action lawsuit was filed against us in the United States District Court for the Northern District of Georgia. The action, entitled Brigitte Hoffmann, et al. v. MedQuist Inc., et al., Case No. 1:04-CV-3452, was filed with the Court on November 29, 2004 against us and certain current and former officials, purportedly on behalf of an alleged class of current and former employees and statutory workers, who are or were compensated on a “per line” basis for medical transcription services (Class Members) from January 1, 1998 to the time of the filing of the complaint (Class Period). The complaint specifically alleged that defendants systematically and wrongfully underpaid the Class Members during the Class Period. The complaint asserted the following causes of action: fraud, breach of contract, demand for accounting, quantum meruit, unjust enrichment, conversion, negligence, negligent supervision, and RICO violations. Plaintiffs sought unspecified compensatory damages, punitive damages, disgorgement and restitution. On December 1, 2005, the Hoffmann matter was transferred to the United States District Court for the District of New Jersey. On January 12, 2006, the Court ordered this case consolidated with the Myers Putative Class Action discussed below. As set forth below, the parties have reached an agreement in principle to settle all claims.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Force Putative Class Action

A putative class action entitled Force v. MedQuist Inc. and MedQuist Transcriptions, Ltd., Case No. 05-cv-2608-WSD, was filed against us on October 11, 2005 in the United States District Court for the Northern District of Georgia. The action was brought on behalf of a putative class of current and former employees who claim they are or were compensated on a “per line” basis for medical transcription services but were allegedly underpaid due to the actions of defendants. The named plaintiff asserted claims for breach of contract, quantum meruit, unjust enrichment, and for an accounting. Upon stipulation and consent of the parties, on February 17, 2006, the Force matter was ordered transferred to the United States District Court for the District of New Jersey. Subsequently, on April 4, 2006, the parties entered into a stipulation and consent order whereby the Force matter was consolidated with the Myers Putative Class Action discussed below, and the consolidated amended complaint filed in the Myers action on January 31, 2006 was deemed to supersede the original complaint filed in the Force matter. As set forth below, the parties have reached an agreement in principle to settle all claims.

Myers Putative Class Action

A putative class action entitled Myers, et al. v. MedQuist Inc. and MedQuist Transcriptions, Ltd., Case No. 05-cv-4608 (JBS), was filed against us on September 22, 2005 in the United States District Court for the District of New Jersey. The action was brought on behalf of a putative class of our employee and independent contractor transcriptionists who claim that they contracted with us to be paid on a 65 character line, but were allegedly underpaid due to intentional miscounting of the number of characters and lines transcribed. The named plaintiffs asserted claims for breach of contract, unjust enrichment, and requested an accounting.

The allegations contained in the Myers case are substantially similar to those contained in the Hoffmann and Force putative class actions and, as detailed above, the three actions have now been consolidated. A consolidated amended complaint was filed on January 31, 2006. In the consolidated amended complaint, the named plaintiffs assert claims for breach of contract, breach of the covenant of good faith and fair dealing, unjust enrichment and demand an accounting. On March 7, 2006 we filed a motion to dismiss all claims in the consolidated amended complaint. The motion was fully briefed and argued on August 7, 2006. The Court denied the motion on December 21, 2006. On January 19, 2007, we filed our answer denying the material allegations pleaded in the consolidated amended complaint.

On May 17, 2007, the Court issued a Scheduling Order, ordering all pretrial fact discovery completed by October 30, 2007. The Court subsequently ordered plaintiffs to file their motion for class certification by December 14, 2007 and continued the date to complete fact discovery to January 14, 2008. On October 18, 2007, the Court heard oral argument on plaintiffs’ motion to compel further responses to written discovery regarding our billing practices. At the conclusion of the hearing, the Court denied plaintiffs’ motion, finding plaintiffs had not established that the billing discovery sought was relevant to the claims or defenses regarding transcriptionist pay alleged in their case. On December 14, 2007, plaintiffs filed their motion for class certification, identifying a proposed class of all of our transcriptionists who were compensated on a per line basis for work completed on MedRite, MTS or DEP transcription platforms from November 29, 1998 to the present and alleging that the proposed class was underpaid by more than $80 million, not including interest.

On January 4, 2008, the Court entered a Consent Order ordering our opposition to the motion for class certification to be filed by March 14, 2008, plaintiffs’ reply brief to be filed by May 14, 2008 and setting oral argument for June 2, 2008. No date has been set for trial. On January 9, 2008, the Court entered a Consent Order extending the deadline for the parties to complete depositions of identified witnesses through February 15, 2008. We have now deposed each of the named plaintiffs and all witnesses who offered declarations in support of plaintiffs’ motion for class certification, and plaintiffs have deposed numerous MedQuist present and former employees. On February 8, 2008, plaintiffs indicated that they would seek leave to file an amended class certification brief to narrow their claims. On February 19, 2008, the parties exchanged their Initial Disclosures.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Plaintiffs’ disclosures limited their damages estimate to $41.0 million related to alleged underpayment on the MedRite transcription platform; however, plaintiffs stated that they were continuing to analyze potential undercounting and would supplement their damages claim. On March 10, 2008, plaintiffs moved for leave to file an amended motion for class certification dropping all allegations involving our DEP transcription platform and narrowing the claims asserted regarding the legacy MTS transcription platform. We did not oppose plaintiffs’ motion for leave. On March 11, 2008, the Court granted plaintiffs’ motion, ordering us to file our opposition to plaintiffs’ amended motion for class certification by April 4, 2008 and ordering plaintiffs to file their reply by May 23, 2008. On April 4, 2008, we filed our opposition to plaintiffs’ amended motion for class certification.

On or about April 21, 2008, the parties reached a tentative settlement of all claims in exchange for payment by MedQuist of $1.5 million plus certain injunctive relief. The parties are in the process of documenting their agreement. The court has been notified of the tentative settlement and the lawsuit has been stayed while the parties continue to negotiate the settlement documentation. The tentative settlement contemplates notice to a settlement class consisting of all medical transcriptionists paid by the line for the period from November 29, 1998 through execution of the stipulation of settlement and is conditioned on final approval by the court. Neither MedQuist, nor any other party, has admitted or will admit liability or any wrongdoing in connection with the proposed settlement.

Shareholder Litigation

Costa Brava Partnership III, L.P. Shareholder Litigation

Annual Meeting and Books and Records Claims

On October 9, 2007, a single count Complaint and an Order to Show Cause were filed against us in the Superior Court of New Jersey, Chancery Division, Burlington County by one of our shareholders. The action, entitled Costa Brava Partnership III, L.P. v. MedQuist Inc. (Bur-C-0149-07), sought to compel us to hold an annual meeting of shareholders (Annual Meeting Claim).

On October 30, 2007, plaintiff requested access under New Jersey law to certain of our books and records. In response to plaintiff’s request, we voluntarily provided plaintiff with those books and records that we believed we were required to produce under New Jersey law. Thereafter, on November 9, 2007, plaintiff filed an Amended Complaint to assert a second claim to compel us to provide it with access to certain other books and records (Books and Records Claim). The Annual Meeting Claim and the Books and Records Claim sought equitable relief only.

In December 2007, we agreed to hold our annual meeting of shareholders on December 31, 2007. This resolved the Annual Meeting Claim. Prior to the annual meeting, we produced to plaintiff certain additional books and records that plaintiff requested in the Books and Records Claim. Thereafter, on January 24, 2008, we filed an opposition to plaintiff’s Order to Show Cause to compel access to the remaining books and records. On February 4, 2008, plaintiff filed a reply brief. In June 2008, we and the plaintiff settled the Books and Records Claim on terms acceptable for all parties. No monetary payments were made by either party and each party was responsible for its own attorneys’ fees and costs incurred in the litigation.

Claim for Preliminary and Injunctive Relief

On July 30, 2008, Costa Brava Partnership III, L.P. filed a verified complaint and jury demand in the United States District Court District of New Jersey against MedQuist Inc., Philips, CBay Inc., CBaySystems Holdings, SAC Capital Management, LLC, SAC Private Capital Group, LLC, SAC PEI CB Investment, L.P., and four of our former, non-independent directors, Clement Revetti, Jr., Gregory M. Sebasky and Scott M. Weisenhoff and Edward H. Siegel. It subsequently filed a first amended complaint on August 1, 2008. The amended complaint alleges that

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

the defendants violated the Clayton Act, the New Jersey Shareholder Protection Act, and federal securities laws, by engaging in certain actions that were anti-competitive, harmful to us and in furtherance of the CBaySystems Holdings purchase of Philips’ stock in MedQuist. Certain of the claims are purportedly asserted derivatively on our behalf. On August 1, 2008, the plaintiff also sought an ex parte temporary restraining order and entry of an order to show cause requiring the defendants to appear and show cause why a preliminary injunction should not be issued enjoining the complained of actions. A hearing was held on the preliminary injunction motion on August 5, 2008. At the conclusion of the hearing, the Court denied the request for a temporary restraining order and denied the request to enter an order to show cause. The Court ruled that the plaintiff had not met the standards for injunctive relief, including a showing of likelihood of success on the merits or irreparable harm. The Court allowed the plaintiff two weeks to file a further amended complaint, and directed the parties to engage in discovery on an expedited schedule. We deny any liability and intend to defend this action vigorously.

Kahn Putative Class Action

A shareholder putative class action lawsuit was filed against us in the Superior Court of New Jersey, Chancery Division, Burlington County. The action, entitled Alan R. Kahn v. Stephen H. Rusckowski, et al., Docket No. BUR-C-000007-08, was filed with the Court on January 22, 2008 against us, Philips and four of our former non-independent directors, Clement Revetti, Jr., Stephen H. Rusckowski, Gregory M. Sebasky and Scott Weisenhoff. Plaintiff purports to bring the action on his own behalf and on behalf of all current holders of our common stock. The complaint alleged that defendants breached their fiduciary duties of good faith, fair dealing, loyalty, and due care by purportedly agreeing to and initiating a process for our sale or a change of control transaction which will allegedly cause harm to plaintiff and the putative class. Plaintiff sought damages in an unspecified amount, plus costs and interest, a judgment declaring that defendants breached their fiduciary duties and that any proposed transactions regarding our sale or change of control are void, an injunction preventing our sale or any change of control transaction that is not entirely fair to the class, an order directing us to appoint three independent directors to our board of directors, and attorneys’ fees and expenses.

On June 12, 2008, plaintiff filed an amended class action complaint against us, eight of our current and former directors, and Philips in the Superior Court of New Jersey, Chancery Division. In the amended complaint, plaintiff alleges that our current and former directors breached their fiduciary duties of good faith, fair dealing, loyalty, and due care by not permitting our public shareholders the opportunity to decide whether they wanted to participate in a share purchase offer with non-party CBaySystems Holdings that would have allowed the public shareholders to sell their shares of our common stock for an amount above market price. Plaintiff further alleges that CBaySystems Holdings also made the share purchase offer to our majority shareholder, Philips, and that Philips breached its fiduciary duties by accepting CBaySystems Holdings’ offer. Based on these allegations, plaintiff seeks declaratory, injunctive, and monetary relief from all defendants.

On July 14, 2008, we moved to dismiss plaintiff’s amended class action complaint, arguing (1) that plaintiff’s amended class action complaint did not allege that we engaged in any wrongdoing which supported a breach of fiduciary duty claim and (2) that a breach of fiduciary duty claim is not legally cognizable against a corporation. Plaintiff filed an opposition to our motion to dismiss on July 21, 2008. The Court will hold oral argument on our motion some time in October 2008.

We deny any liability and intend to defend this action vigorously.

Newcastle Shareholder Litigation

On June 30, 2008, Newcastle Partners, L.P. (Newcastle), a shareholder affiliated with one of our directors, derivatively on our behalf, filed an action against Philips, CBaySystems Holdings, CBay Inc., Stephen H. Rusckowski, Clement Revetti, Jr., Greg Sebasky, Jr., Scott M. Weisenhoff and Edward H. Siegel, each of whom is one of our former non-independent directors, in the Superior Court of New Jersey, Chancery Division, Burlington

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

County. The complaint also named us as a “Nominal Defendant,” meaning that no monetary relief is being sought against us.

On July 9, 2008, Newcastle amended the complaint to add Arklow Master Fund, Ltd. (Arklow), one of our shareholders and affiliated with one of our directors, as an additional plaintiff. Plaintiffs allege that defendants have taken steps to sell Philips’ entire interest in MedQuist (i.e., 69.5% of our outstanding shares) to CBaySystems Holdings and CBay Inc. (collectively, CBay). Plaintiffs assert four counts in the complaint. First, plaintiffs contend that Rusckowski, Revetti, Sebasky, Weisenhoff and Siegel (collectively, the Philips Directors), who are also senior officers of Philips, breached their fiduciary duties, to the Company by taking steps to consummate the proposed sale of Philips’ shares in MedQuist to CBay Inc. that will adversely affect the Company. Second, plaintiffs aver that all of the defendants, individually and together, aided and abetted the Philips Directors’ breach of their fiduciary duties. In light of the first two counts, plaintiffs sought injunctive relief (including an order enjoining the proposed sale of Philips’ shares in MedQuist to CBay Inc.), declaratory relief and attorneys’ fees and costs. Third, as an alternative form of relief, plaintiffs plead that in the event that Philips sells its stake in MedQuist, plaintiffs demand a declaration that a certain agreement related to the governance of the Company remain in full force and effect. Fourth, plaintiffs assert that CBay breached the standstill provision contained in an April 2008 confidentiality agreement between us and CBay and demand an injunction to prevent CBay from violating that agreement.

On July 8, 2008, Newcastle filed an Application for an Order to Show Cause (OSC) to (i) preliminarily enjoin Philips and CBay from consummating the sale of Philips’ MedQuist stock to CBay; (ii) preliminarily enjoin the Philips Directors from taking any action to consummate the proposed sale; and (iii) preliminarily enjoin CBay from violating the Confidentiality Agreement. As part of the relief requested in the OSC, plaintiffs sought a Temporary Restraining Order (TRO) that would restrain all defendants from taking any action in violation of the proposed OSC until a preliminary injunction hearing could be held.

On July 9, 2008, counsel for MedQuist, Philips, the Philips Directors, CBay, Newcastle and Arklow appeared before Judge Michael Hogan of the Superior Court of New Jersey, for a hearing on the TRO application. After entertaining argument from the parties, Judge Hogan denied the TRO application. Judge Hogan scheduled a preliminary injunction hearing for July 31, 2008 and ordered expedited discovery. The parties subsequently agreed to an expedited discovery schedule, as well as a briefing schedule on OSC for a preliminary injunction. The hearing was held on July 31, 2008, and on August 1, 2008, the Court issued an order denying plaintiffs’ motion seeking preliminary injunctive relief. The Court found, among other things, that the plaintiffs failed to establish by clear and convincing evidence a reasonable probability of success on their underlying claims, or that absent injunctive relief they would suffer immediate irreparable harm.

Reseller Arbitration Demand

On October 1, 2007, we received from counsel to nine current and former resellers of our products (Claimants), a copy of an arbitration demand filed by the Claimants, initiating an arbitration proceeding styled Diskriter, Inc., Electronic Office Systems, Inc., Milner Voice & Data, Inc., Nelson Systems, Inc., NEO Voice and Communications, Inc., Office Business Systems, Inc., Roach-Reid Office Systems, Inc., Stiles Office Systems, Inc., and Travis Voice and Data, Inc. v. MedQuist Inc. and MedQuist Transcriptions, Ltd. (collectively MedQuist) (filed on September 27, 2007, AAA, 30-118-Y-00839-07). The arbitration demand purports to set forth claims for breach of contract; breach of covenant of good faith and fair dealing; promissory estoppel; misrepresentation; and tortious interference with contractual relations. The Claimants allege that we breached our written agreements with the Claimants by: (i) failing to provide reasonable training, technical support, and other services; (ii) using the Claimants’ confidential information to compete against the Claimants; (iii) directly competing with the Claimants’ territories; and (iv) failing to make new products available to the Claimants. In addition, the Claimants allege that we made false oral representations that we: (i) would provide new product, opportunities and support to the Claimants; (ii) were committed to continuing to use Claimants; (iii) did not intend to create our own sales force

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

with respect to the Claimants’ territory; and (iv) would stay out of Claimants’ territories and would not attempt to take over the Claimants business and relationships with the Claimants’ customers and end-users. The Claimants assert that they are seeking damages in excess of $24.3 million. We also moved to dismiss MedQuist Inc. as a party to the arbitration since MedQuist Inc. is not a party to the Claimants’ agreements, and accordingly, has never agreed to arbitration. The AAA initially agreed to rule on these matters, but then decided to defer a ruling to the panel of arbitrators selected pursuant to the parties’ agreements (Panel). In response, we informed the Panel that a court, not the Panel, should rule on these issues. When it appeared that the Panel would rule on these issues, we initiated a lawsuit in the Superior Court of DeKalb County (the Court) and requested an injunction enjoining the Panel from deciding these issues. The Court denied the request, and indicated that a new motion could be filed if the Panel’s ruling was adverse to MedQuist Inc. or MedQuist Transcriptions, Ltd. On May 6, 2008, the Panel dismissed MedQuist Inc. as a party, but ruled against our opposition to a consolidated arbitration. We asked the Court to stay the arbitration in order to review that decision. The Court initially granted the stay, but later lifted the stay. The Court did not make any substantive rulings regarding consolidation, and in fact, left that decision and others to the assigned judge, who was unable to hear those motions. Accordingly, until further order of the Court, the arbitration will proceed forward.

We filed an answer and counterclaim in the arbitration, which generally denied liability. In the lawsuit, the defendants filed a motion to dismiss alleging that the our complaint failed to state an actionable claim for relief. On July 25, 2008, we filed our response which opposed the motion to dismiss in all respects. Discovery has now commenced in both the arbitration and the lawsuit. We deny all wrongdoing and intend to defend ourselves vigorously including asserting counterclaims against the Claimants as appropriate.

Anthurium Patent Litigation

On November 6, 2007, Anthurium Solutions, Inc. filed an action entitled Anthurium Solutions, Inc. v. MedQuist Inc., et al., Civil Action No. 2-07CV-484, in the United States District Court for the Eastern District of Texas, alleging that we infringed and continue to infringe United States Patent No. 7,031,998 through our DEP transcription platform. The complaint also alleges patent infringement claims against Spheris, Inc. and Arrendale Associates, Inc. The complaint seeks injunctive relief and unspecified damages, including enhanced damages and attorneys’ fees. We filed our answer on January 15, 2008 and counterclaimed seeking a declaratory judgment of non-infringement and invalidity. Plaintiff filed its preliminary infringement contentions on May 2, 2008. Our investigation of the claims is ongoing. We believe that the claims asserted have no merit and intend to vigorously defend the suit.

Other Matters

From time to time, we have been involved in various claims and legal actions arising in the ordinary course of business. In our opinion, the outcome of such actions will not have a material adverse effect on our consolidated financial position, results of operations, liquidity or cash flows.

We provide certain indemnification provisions within our standard agreement for the sale of software and hardware (collectively, Products) to protect our customers from any liabilities or damages resulting from a claim of U.S. patent, copyright or trademark infringement by third parties relating to our Products. We believe that the likelihood of any future payout relating to these provisions is remote. Accordingly, we have not recorded any liability in our consolidated financial statements as of December 31, 2007 or June 30, 2008 related to these indemnification provisions.

We had insurance policies which provided coverage for certain of the matters related to the legal actions described herein and certain other legal actions that were previously settled or dismissed. To date, we have received total insurance recoveries of $24,795 related to these policies (See Note 8). We do not expect to receive any additional insurance recoveries related to these legal actions.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

12.	Related Party Transactions

From time to time, we enter into transactions in the normal course of business with related parties. The audit committee of our board of directors has been charged with the responsibility of approving or ratifying all related party transactions other than those between us and Philips. In any situation where the audit committee sees fit to do so, any related party transaction, other than those between us and Philips, may be presented to disinterested members of our board of directors for approval or ratification.

We are a party to various agreements with Philips, our former majority shareholder. All material transactions between Philips and us have been reviewed and approved by the supervisory committee of our board of directors. The supervisory committee is comprised of directors independent from Philips. Listed below is a summary of our material agreements with Philips.

On August 6, 2008, the supervisory committee of our board of directors was eliminated by our board of directors after the consummation of the CBaySystems Holdings Purchase. We are not a party to any material agreements with CBaySystems Holdings.

Licensing Agreement

We are a party to a Licensing Agreement with Philips Speech Processing GmbH, an affiliate of Philips which is now known as Philips Speech Recognition Systems GmbH (PSRS), on May 22, 2000 (Licensing Agreement). The Licensing Agreement was subsequently amended by the parties as of January 1, 2002, February 23, 2003, August 10, 2003, September 1, 2004, December 30, 2005 and February 13, 2007.

Under the Licensing Agreement, we license from PSRS its SpeechMagic speech recognition and processing software, including any updated versions of the software developed by PSRS during the term of the License Agreement (Licensed Product), for use by us anywhere in the world. We pay a fee for use of this license based upon a per line fee for each transcribed line of text processed through the Licensed Product.

Upon the expiration of its initial term on June 28, 2005, the Licensing Agreement was renewed for an additional five year term. As part of the CBaySystems Holdings Purchase, Philips waived its ability to terminate the Licensing Agreement until the expiration of the current renewal term, conditioned upon a similar waiver from us.

In connection with the Licensing Agreement, we have a consulting arrangement with PSRS whereby PSRS assists us with the integration of its speech and transcription technologies.

OEM Supply Agreement

On September 21, 2007, we entered into an Amended and Restated OEM Supply Agreement (Amended OEM Agreement) with PSRS. The Amended OEM Agreement amends and restates a previous OEM Supply Agreement with PSRS dated September 23, 2004. In connection with the Amended OEM Agreement certain amounts paid to PSRS were capitalized in fixed assets and are being amortized over a three-year period.

Pursuant to the Amended OEM Agreement, we purchased a co-ownership interest in all rights and interests in and to SpeechQ for Radiology together with its components, including object and source code for the SpeechQ for Radiology application and the SpeechQ for Radiology integration SDK (collectively, the Product), but excluding the SpeechMagic speech recognition and processing software, which we separately license from PSRS for a fee under the Licensing Agreement. Additionally, the Amended OEM Agreement provides that we shall receive, in exchange for a fee, the exclusive right in the United States, Canada and certain islands of the Caribbean (collectively the Exclusive Territory) to sell, service and deliver the Product. In addition, PSRS has agreed that for the term of the Amended OEM Agreement it will not release a front-end multi-user reporting solution (including one similar to the Product) in the medical market in the Exclusive Territory nor will it directly authorize or assist any of its affiliates to do so either; provided that the restriction does not prevent PSRS’s affiliates from integrating

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

SpeechMagic within their general medical application products. The Amended OEM Agreement further provides that we shall make payments to PSRS for PSRS’s development of an interim version of the software included in the Product (Interim Version). Except for the Interim Version which we and PSRS will co-own, the Amended OEM Agreement provides that any improvements, developments or other enhancements either we or PSRS makes to the Product (collectively, Improvements) shall be owned exclusively by the party that developed such Improvement. Each party has the right to seek patent or other protection of the Improvements it owns independent of the other party.

The term of the Amended OEM Agreement extends through June 30, 2010 and will automatically renew for an additional three year term provided that we are in material compliance with the Amended OEM Agreement as of such date. If PSRS decides to discontinue all business relating to the Product in the Exclusive Territory on or after June 30, 2010, PSRS can effect such discontinuation by terminating the Amended OEM Agreement by providing us with six months’ prior written notice of such discontinuation, provided the earliest such notice can be delivered is June 30, 2010. Either party may terminate the Amended OEM Agreement for cause immediately in the event that a material breach by the other party remains uncured for more than 30 days following delivery of written notice or in the event that the other party becomes insolvent or files for bankruptcy.

Equipment Purchases

We purchase certain dictation related equipment from Philips.

Insurance Coverage

Prior to the closing of the CBaySystems Holdings Purchase on August 6, 2008, we obtained all of our business insurance coverage (other than workers’ compensation) through Philips. As of August 7, 2008, we have insurance policies through CBaySystems Holdings.

Purchasing Agreements

For each of the three years ended December 31, 2007 we entered into annual letter agreements with Philips Electronics North America Corporation (PENAC), an affiliate of Philips, to purchase products and services from certain suppliers under the terms of the prevailing agreements between such suppliers and PENAC. As of January 1, 2008, we are no longer a party to an agreement with PENAC to purchase the aforementioned products and services.

CBaySystems Holdings Purchase

Philips will reimburse us for certain incremental and direct costs incurred by us in connection with the CBaySystems Holdings Purchase. These costs totaled $0 for the six months ended June 30, 2007 and $119 for the six months ended June 30, 2008.

From time to time prior to the CBaySystems Holdings Purchase, we entered into other miscellaneous transactions with Philips including Philips purchasing certain products and implementation services from us. We recorded net revenues from sales to Philips of $0 and $39 for the six months ended June 30, 2007 and 2008, respectively.

Our consolidated balance sheets as of December 31, 2007 and June 30, 2008 reflect other assets related to Philips of $1,003 and $955, respectively, and accrued expenses due to Philips of $1,534 and $2,413, respectively.

Listed below is a summary of the expenses incurred by us in connection with the various Philips agreements noted above for the three and six months ended June 30, 2007 and 2008. Charges related to these agreements are included in cost of revenues and selling, general and administrative expenses in the accompanying consolidated statements of operations.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	Six Months Ended June 30,
	2007	2008

Licensing agreement	$1,102	$1,715
OEM supply agreement	301	1,500
Equipment purchases	321	489
Insurance coverage	1,561	334
Purchasing agreement	40	—
CBay Transaction	—	(119)
Other	—	(39)

Total	$3,325	$3,880

On July 29, 2004, we entered into an agreement with Nightingale under which Nightingale agreed to provide interim chief executive officer services to us. On July 30, 2004, our board of directors appointed Howard S. Hoffmann to serve as our non-employee chief executive officer. Mr. Hoffmann served as the Managing Partner of Nightingale. With the departure of our former president in May 2007, our board of directors appointed Mr. Hoffmann to the additional position of president in June 2007. Mr. Hoffmann served as our president and chief executive officer pursuant to the terms of the agreement between us and Nightingale which was amended on March 14, 2008 (Amendment). The Amendment, among other things, extended the term of Mr. Hoffmann’s role as our president and chief executive officer through August 1, 2008. Our agreement with Nightingale also permitted us to engage additional personnel employed by Nightingale to provide consulting services to us from time to time. Mr. Hoffman’s service as president and chief executive officer and the related engagement of Nightingale terminated consensually on June 10, 2008.

For the six months ended June 30, 2007 and 2008, we incurred charges of $1,487 and $1,073, respectively for Nightingale services. From February 1, 2007 through June 10, 2008, the Nightingale charges were recorded in selling, general and administrative expenses in the accompanying consolidated statements of operations due to Nightingale’s focus on operational matters instead of the Review and Management’s Billing Assessment. Prior to February 1, 2007, charges related to Nightingale were recorded in cost of investigation and legal proceedings, net (see Note 8). As of December 31, 2007 and June 30, 2008, accrued expenses included $400 and $40, respectively, for amounts due to Nightingale for services performed.

13.	Investment in A-Life Medical, Inc. (A-Life)

As of December 31, 2007 and June 30, 2008, we had an investment of $6,016 and $6,056, respectively, in A-Life, a privately held entity which provides advanced natural language processing technology for the medical industry. Our investment is recorded under the equity method of accounting since we owned 33.6% of A-Life’s outstanding voting shares as of December 31, 2007 and June 30, 2008. Our investment in A-Life is recorded in other assets in the accompanying condensed consolidated balance sheets.

Our investment in A-Life included a note receivable plus accrued interest due from A-Life which matured on December 31, 2003. Prior to 2007, this note receivable and accrued interest had been recorded in other assets. In January 2008, A-Life paid us $1,250 to satisfy this note receivable and accrued interest in full, as well as all other disputes and claims between A-Life and us. Accordingly, we reclassified the note receivable and accrued interest balances to other current assets in the accompanying December 31, 2007 consolidated balance sheet.

In January 2008, we recorded $438 of other income related to this transaction.

MedQuist Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

14.	Subsequent Events

On July 14, 2008, we announced that our board of directors had declared a dividend of $2.75 per share of our common stock. The dividend, aggregating $103,300, was paid on August 4, 2008 to shareholders of record as of the close of business on July 25, 2008.

On July 17, 2008, we announced that our common stock began trading on the Global Market of The NASDAQ Stock Market LLC under the ticker symbol “MEDQ.” The Company had been trading on the “pink sheets” since 2004.

On August 6, 2008, the CBaySystems Holdings Purchase was consummated.

Report of Independent Auditors

To the Board of Directors and Stockholders of
Spheris Inc.

We have audited the accompanying consolidated balance sheets of Spheris Inc. (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spheris Inc. at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that Spheris Inc. would continue as a going concern. As more fully described in Notes 2 and 22 to the consolidated financial statements, on February 3, 2010, the 100% owner of Spheris Inc., Spheris Holding II, Inc., voluntarily filed petitions on behalf of itself and each of its direct and indirect subsidiaries (except for Spheris India Private Limited) for relief under Chapter 11 of the United States Bankruptcy Code. This filing, along with debt covenant violations as of the balance sheet date, caused the Company to be in default with covenants under its loan agreements and senior subordinated notes. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters, including the sale of substantially all of its assets, also are described in Notes 2 and 22. The financial statements do not include any adjustments relating to the recoverability of assets and the amounts, classification and satisfaction of liabilities that resulted from the uncertainty regarding the Company’s ability to continue as a going concern and its subsequent sale of assets.

/s/  Ernst & Young LLP

Nashville, Tennessee
June 29, 2010

Spheris Inc.

Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31,
	2008	2009

ASSETS
Current assets
Unrestricted cash and cash equivalents	$3,262	$8,817
Restricted cash	309	1,399
Accounts receivable, net of allowance of $1,332 and $632, respectively	28,510	20,787
Deferred taxes	372	11,995
Prepaid expenses and other current assets	4,430	8,015

Total current assets	36,883	51,013
Property and equipment, net	12,309	9,782
Internal-use software, net	1,586	1,021
Goodwill	218,841	19,969
Deferred taxes	—	4,338
Other noncurrent assets	5,459	3,288

Total assets	$275,078	$89,411

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities
Accounts payable	$2,893	$1,215
Accrued wages and benefits	8,545	6,945
Current portion of long-term debt and lease obligations	683	198,440
Other current liabilities	5,327	11,943

Total current liabilities	17,448	218,543
Long-term debt and lease obligations, net of current portion	195,499	80
Deferred tax liabilities	300	—
Other noncurrent liabilities	5,710	3,370

Total liabilities	218,957	221,993
Commitments and contingencies
Common stock, $0.01 par value, 100 shares authorized, 10 shares issued and outstanding	—	—
Other comprehensive loss, net of tax effects of $0 and $1,500, respectively	(1,344)	(2,332)
Contributed capital	111,680	111,874
Accumulated deficit	(54,215)	(242,124)

Total stockholders’ (deficit) equity	56,121	(132,582)

Total liabilities and stockholders’(deficit) equity	$275,078	$89,411

See accompanying notes.

Spheris Inc.

Consolidated Statements of Operations
(In thousands)

	Year Ended December 31,
	2007	2008	2009

Net revenues	$200,392	$182,843	$156,596
Direct cost of revenues (exclusive of depreciation and amortization below)	144,255	131,039	109,059
Marketing and selling expenses	4,782	2,790	2,501
General and administrative expenses	19,730	20,845	16,592
Depreciation and amortization	24,273	21,613	7,230
Goodwill impairment charge	—	—	198,872
Transaction charges	—	—	6,961
Costs of legal proceedings and settlements	—	425	1,246
Operational restructuring charges	—	484	775

Total operating costs	193,040	177,196	343,236

Operating income (loss)	7,352	5,647	(186,640)
Interest expense, net	21,171	19,104	17,439
Loss on debt refinancing	1,828	—	—
Foreign currency (gain) loss	559	(1,338)	(1,433)
Other (income) expense	1,011	3,190	(692)

Net loss before income taxes	(17,217)	(15,309)	(201,954)

(Benefit from) provision for income taxes	(5,856)	3,870	(14,571)

Net loss	$(11,361)	$(19,179)	$(187,383)

See accompanying notes.

Spheris Inc.

Consolidated Statements of Stockholders’ Equity (Deficit)
(In thousands, except share amounts)

				Other		Total
	Common Stock		Contributed	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Capital	Income (Loss)	Deficit	Equity (Deficit)

Balance, December 31, 2006	10	$—	$110,787	$(474)	$(23,675)	$86,638
Comprehensive income (loss):
Net loss	—	—	—	—	(11,361)	(11,361)
Foreign currency translation	—	—	—	1,038	—	1,038

Total comprehensive income (loss)	—	—	—	1,038	(11,361)	(10,323)

Non-cash equity compensation	—	—	371	—	—	371

Balance, December 31, 2007	10	$—	$111,158	$564	$(35,036)	$76,686

Comprehensive loss:
Net loss	—	—	—	—	(19,179)	(19,179)
Foreign currency translation	—	—	—	(1,908)	—	(1,908)

Total comprehensive loss	—	—	—	(1,908)	(19,179)	(21,087)

Non-cash equity compensation	—	—	522	—	—	522

Balance, December 31, 2008	10	$—	$111,680	$(1,344)	$(54,215)	$56,121

Comprehensive loss:
Net loss	—	—	—	—	(187,383)	(187,383)
Foreign currency translation, net of tax effects of $974	—	—	—	(1,514)	—	(1,514)
Effects of change in tax position	—	—	—	526	(526)	—

Total comprehensive loss	—	—	—	(988)	(187,909)	(188,897)

Non-cash equity compensation	—	—	194	—	—	194

Balance, December 31, 2009	10	$—	$111,874	$(2,332)	$(242,124)	$(132,582)

See accompanying notes.

Spheris Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,
	2007	2008	2009

Cash flows from operating activities
Net loss	$(11,361)	$(19,179)	$(187,383)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	24,273	21,613	7,230
Amortization of acquired technology	648	162	—
Goodwill impairment charge	—	—	198,872
Deferred taxes	(6,435)	3,222	(15,287)
Change in fair value of derivative financial instruments	1,112	2,593	(1,795)
Loss on sale or disposal of assets	37	68	44
Non-cash equity compensation	371	522	194
Amortization of debt discounts and issuance costs	833	851	946
Loss on debt refinancing	1,828	—	—
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	(19)	5,085	7,723
Prepaid expenses and other current assets, net	(476)	(53)	(4,674)
Accounts payable	1,717	(1,450)	(1,572)
Accrued wages and benefits	1,556	(10,069)	(1,599)
Other current liabilities	(57)	471	5,946
Other noncurrent assets and liabilities	(417)	(2,402)	1,825

Net cash provided by operating activities	13,610	1,434	10,470

Cash flows from investing activities
Purchases of property and equipment	(5,699)	(5,423)	(3,766)
Purchase and development of internal-use software	(1,201)	(873)	(410)
Purchase of Vianeta, net of cash acquired	(1,547)	—	—

Net cash used in investing activities	(8,447)	(6,296)	(4,176)

Cash flows from financing activities
Proceeds from the 2007 Senior Credit Facility	71,320	7,288	2,500
Payments on the 2007 Senior Credit Facility	(2,507)	(4,081)	(457)
Payments on the 2004 Senior Facility	(73,500)	—	—
Payments on lease obligations	(59)	(370)	(294)
Debt issuance costs	(583)	—	—

Net cash provided by (used in) financing activities	(5,329)	2,837	1,749

Effect of exchange rate change on cash and cash equivalents	1,038	(1,908)	(2,488)

Net increase (decrease) in unrestricted cash and cash equivalents	872	(3,933)	5,555
Unrestricted cash and cash equivalents, at beginning of period	6,323	7,195	3,262

Unrestricted cash and cash equivalents, at end of period	$7,195	$3,262	$8,817

Supplemental cash flow information
Cash paid for interest	$20,432	$18,425	$9,670

Cash paid for taxes	$1,312	$906	$1,387

Supplemental schedule of non-cash transactions
Purchase of property and equipment and internal-use software through lease obligations	$—	$1,019	$—

See accompanying notes.

Spheris Inc.

Notes to Consolidated Financial Statements
December 31, 2009

1.	Description of Business and Summary of Significant Accounting Policies

Organization and Operations

Spheris Inc. (“Spheris”) is a Delaware corporation. Subsequent to its acquisition by certain institutional investors in November 2004 (the “November 2004 Recapitalization”), Spheris became a wholly-owned subsidiary of Spheris Holding II, Inc. (“Spheris Holding II”), and an indirect wholly-owned subsidiary of Spheris Holding III, Inc. (“Spheris Holding III”), an entity owned by affiliates of Warburg Pincus LLC and TowerBrook Capital Partners LLC, CHS/Community Health Systems, Inc. (“CHS”), and indirectly by certain members of Spheris’ current and past management team.

Spheris and its direct or indirect wholly-owned subsidiaries: Spheris Operations LLC (“Operations”), Spheris Leasing LLC, Spheris Canada Inc., Spheris, India Private Limited (“SIPL”) and Vianeta Communications (“Vianeta”) (sometimes referred to collectively as the “Company”), provide clinical documentation technology and services to health systems, hospitals and group medical practices located throughout the United States. The Company receives medical dictation in digital format from subscribing physicians, converts the dictation into text format, stores specific data elements from the records, then transmits the completed medical record to the originating physician in the prescribed format. As of December 31, 2009, the Company employed approximately 4,000 skilled medical language specialists (“MLS”) in the United States and India. Approximately 1,800 of these MLS work out of the Company’s facilities in India, making the Company one of the largest global providers of clinical documentation technology and services.

Basis of Presentation

For all periods presented in the accompanying consolidated financial statements and footnotes, Spheris is the reporting unit. All dollar amounts shown in these consolidated financial statements and tables in the notes are in thousands unless otherwise noted. The consolidated financial statements include the financial statements of Spheris, including its direct or indirect wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability of assets and the amounts, classification and satisfaction of liabilities that resulted from the uncertainty regarding the Company’s ability to continue as a going concern following its bankruptcy filing and its subsequent sale of assets. See further discussion in Note 2 and Note 22.

In preparing the accompanying consolidated financial statements, the Company evaluated events and transactions that occurred subsequent to December 31, 2009, through the date that the accompanying consolidated financial statements were available to be issued on June 29, 2010.

Revenue Recognition

The Company’s customer contracts contain multiple elements of services. The Company records service revenues as the services are performed and defers one-time fees, which are recognized as revenue over the life of the applicable contracts. Software licensing revenues are recognized upon culmination of the earnings process. Clinical documentation services are provided at a contractual rate, and revenue is recognized when the provision of services is complete including the satisfaction of the following criteria: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the fee is fixed and determinable; and (4) collectability is reasonably assured. The Company monitors actual performance against contract standards and provides for credits against billings as reductions to revenues.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with an original maturity of less than three months. At times, cash balances in the Company’s accounts may exceed Federal Deposit Insurance Corporation insurance limits. Consequently, our cash equivalents are subject to potential credit risk. The unrestricted cash amounts of SIPL, the Company’s Indian subsidiary, are included as a component of unrestricted cash. Transfers of funds between the Company’s domestic operations and SIPL may be subject to certain foreign tax effects.

Restricted Cash

The Company’s cash balances include certain amounts that are being held until the resolution of certain tax matters related to the Vianeta acquisition, as well as amounts currently available for distribution to former HealthScribe Inc. (“Healthscribe”) and Vianeta shareholders. These amounts are reflected as restricted cash in the accompanying consolidated balance sheets. Certain cash deposits made that are being held as security under certain of the Company’s lease obligations are reflected as other noncurrent assets in the accompanying consolidated balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of an allowance for doubtful accounts based upon factors surrounding the credit risk of a specific customer, historical trends and other information. Accounts receivables are written off against the allowance for doubtful accounts when accounts are deemed to be uncollectible on a specific identification basis. The determination of the amount of the allowance for doubtful accounts is subject to judgment and estimation by management. Increases or decreases to the allowance may be made if circumstances or economic conditions change.

A summary of the activity in the Company’s allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009, is as follows:

	Year Ended December 31,
	2007	2008	2009

Balance at beginning of period	$1,191	$1,569	$1,332
Provisions and adjustments to expense	476	(55)	344
Write-offs and adjustments, net of recoveries	(98)	(182)	(1,044)

Balance at end of period	$1,569	$1,332	$632

Concentration of Credit Risk

The Company performs ongoing credit evaluations of our customers’ financial performance and generally requires no collateral from customers. No individual customer accounted for 10% or more of the Company’s net revenues during 2007, 2008 or 2009.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, generally two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful lives of the assets. Routine maintenance and repairs are charged to expense as incurred, while betterments and renewals are capitalized. Equipment under capital lease obligations is amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the applicable assets.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

Software Costs

The costs of obtaining or developing internal-use software are capitalized. Capitalized software is reported at the lower of unamortized cost or net realizable value and is amortized over its estimated useful life, which is generally two to five years.

The Company charges the development costs of software intended for sale to expense as incurred until technological feasibility is attained. Technological feasibility is attained upon completion of a detailed program design or, in its absence, completion of a working model. The time between the attainment of technological feasibility and completion of software development by the Company historically has been short. The Company capitalizes software acquired through business combinations and technology purchases if the related software under development has reached technological feasibility or if there are alternative future uses for the software.

Goodwill, Intangibles and Other Long-lived Assets

Goodwill represents the excess of costs over the fair value of assets acquired in a business combination. Goodwill and intangible assets acquired in a business combination with indefinite useful lives are not amortized, but are subject to impairment tests at least annually.

The Company performs an analysis of potential impairment of its goodwill assets annually, or whenever circumstances indicate that the carrying value may be impaired. Goodwill impairment testing requires a two step process. The first step is to identify if a potential impairment exists by comparing the fair value of each reporting unit with its carrying value, including goodwill. Regarding the Company’s specific analysis, this assessment is made at the consolidated Company level as it only has one reporting unit. If the fair value of the reporting unit exceeds the carrying value, goodwill is not considered to have a potential impairment, and the second step is not necessary. However, if the fair value of the reporting unit is less than the carrying value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss, if any.

Additionally, when events, circumstances or operating results indicate that the carrying values of certain long-lived assets and related identifiable intangible assets (excluding goodwill) that are expected to be held and used might be impaired, the Company prepares projections of the undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the projections indicate that the recorded amounts are not expected to be recoverable, such amounts are reduced to estimated fair value. Fair value may be estimated based upon internal evaluations that include quantitative analysis of revenues and cash flows, reviews of recent sales of similar assets and independent appraisals. As further discussed in Note 3, the Company performed an analysis during 2009 as circumstances arose that indicated that the carrying value of its goodwill might be significantly impaired.

Income Taxes

The Company’s deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. The Company periodically assesses the likelihood that net deferred tax assets will be recovered in future periods. To the extent the Company believes that deferred tax assets may not be fully realizable, a valuation allowance is recorded to reduce such assets to the carrying amounts that are more likely than not to be realized. The Company accounts for income taxes associated with SIPL in accordance with Indian tax guidelines and is eligible for certain tax holiday programs pursuant to Indian law.

The Company exercises judgments regarding the recognition and measurement of uncertain tax positions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses of $1.7 million, $0.8 million, and $0.7 million for the years ended December 31, 2007, 2008 and 2009, respectively, were included as marketing and selling expenses in the accompanying consolidated statements of operations. Advertising costs primarily consist of brand advertising, recruiting for MLS and trade show participation.

Stock-Based Compensation

Spheris Holding III has issued, at various times, restricted stock and stock option grants to the Company’s employees and the Company’s non-employee directors. These restricted stock and stock option grants have been recorded as compensation under general and administrative expenses in the accompanying consolidated statements of operations, due to benefits received by the Company. These restricted stock and stock option grants were valued at fair market value on the date of grant using third-party valuations and typically vest over a three or four-year period from the grant date. Accordingly, compensation expense is currently being recognized ratably over the applicable vesting periods.

The Company recognizes compensation expense, using a fair-value based method, for costs related to share-based payments, including stock options. The fair value of all share-based payments received by the Company’s employees, non-employee directors and other designated persons providing substantial services to the Company is based on the fair value assigned to equity instruments issued by the Company’s indirect parent, Spheris Holding III.

In connection with an agreement for health information processing services between Operations and Community Health Systems Professional Services Corporation, an affiliate of CHS, Spheris Holding III issued warrants to CHS to purchase shares of common stock of Spheris Holding III upon the attainment of certain revenue milestones set forth in the warrants. Since the warrants were issued by Spheris Holding III in order to induce sales by the Company, the costs of the warrants subject to vesting are recognized over the period in which the revenue is earned and are reflected as a reduction of net revenues in the accompany consolidated statements of operations.

Self-Insurance

The Company is significantly self-insured for employee health and workers’ compensation insurance claims. As such, the Company’s insurance expense is largely dependent on claims experience and the Company’s ability to control its claims. The Company has consistently accrued the estimated liability for these insurance claims based on its claims experience and the time lag between the incident date and the date the cost is paid by the Company, and based on third-party valuations of the outstanding liabilities. These estimates could change in the future. As of December 31, 2008 and 2009, the Company had $2.5 million and $2.2 million, respectively, in accrued liabilities for employee health and workers’ compensation risks.

In August 2009, the Company converted its self-insured workers’ compensation policy to a premium based policy.

Comprehensive Income (Loss) and Foreign Currency Translation

The Company uses the United States dollar as its functional and reporting currency. SIPL uses the Indian rupee as its functional currency. The assets and liabilities of SIPL were translated using the current exchange rate at the corresponding balance sheet date. Operating statement amounts for SIPL were translated at the average exchange rate in effect during the applicable periods. The resulting translation gains and losses are reflected as a component of other comprehensive income (loss) in the accompanying consolidated statements of stockholders’ equity. Exchange rate adjustments resulting from foreign currency transactions are included in the determination of net income or loss. The income tax effects of the foreign currency translation amounts reflect a change in the tax position as a result of the sale of SIPL stock in April 2010 as discussed in Note 17 and Note 22.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

Use of Estimates

The preparation of financial statements in accordance with United States generally accepted accounting principles (“GAAP”) requires management of the Company to make estimates and assumptions that affect the reported assets and liabilities and contingency disclosures at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation in the financial statements and notes as of and for the year ended December 31, 2009. These reclassifications primarily reflect transaction charges, costs of proceedings and settlements and operational restructuring charges. These expenses had previously been included in direct costs of revenues, marketing and selling expenses and general and administrative expenses in the accompanying consolidated financial statements. These items are further discussed in Notes 4, 5 and 21. These reclassifications had no effect on the Company’s previously reported results of operations or financial position.

Recently Adopted Accounting Pronouncements

For the interim period ended September 30, 2009, the Company adopted the FASB Accounting Standards Codificationtm (“ASC”), which the Financial Accounting Standards Board (“FASB”) recognizes as the source of authoritative accounting principles to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the United States Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.

On January 1, 2009, the Company adopted the authoritative guidance issued by the FASB on fair value measurement for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Adoption of the new guidance did not have a material impact on the accompanying consolidated financial statements.

On July 1, 2009, the Company adopted authoritative guidance issued by the FASB on business combinations, which retains the current purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in purchase accounting. The guidance also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs. The impact of this new guidance did not have a material impact on the accompanying consolidated financial statements as we have not completed any acquisitions subsequent to its adoption.

On July 1, 2009, the Company adopted authoritative guidance issued by the FASB that establishes accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. As all of the Company’s subsidiaries are wholly-owned, adoption of the new guidance did not have a material impact on the Company’s results of operations or financial position.

On January 1, 2009, the Company adopted the authoritative guidance issued by the FASB relative to derivative instruments and hedging activities, which requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within the derivative instruments. The new guidance requires disclosure of the amounts and location of derivative instruments included in an entity’s financial statements, as well as the accounting treatment of such instruments and the impact that hedges have on an entity’s financial position, financial performance and cash flows. See Note 6 for the Company’s disclosures about its derivative financial instruments.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

Beginning with the interim period ended June 30, 2009, the Company adopted the authoritative guidance issued by the FASB that establishes general standards of accounting for and disclosure of events occurring subsequent to the balance sheet date but before financial statements are issued or are available to be issued. The new guidance requires entities to disclose the date through which it has evaluated subsequent events and the basis for determining that date. See the Company’s disclosure relative to this new guidance above in this Note 1.

In August 2009, the FASB issued new authoritative guidance on the measurement and disclosure of the fair value of liabilities that clarifies the valuation methodologies that may be used when a quoted market price in an active market for an identical liability is not available. This guidance was effective for the Company beginning October 1, 2009. The adoption of this guidance did not have a material impact on the accompanying consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued ASC 985-605, “Revenue Recognition Software”, on revenue recognition that will become effective for the Company beginning January 1, 2011, with earlier adoption permitted. Under the new guidance on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of the software revenue recognition guidance. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate consideration received using the relative selling price method. The new guidance includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The Company has not yet fully evaluated the impact that this new guidance will have on its financial statements.

On September 23, 2009, the FASB ratified ASC 605-25, “Revenue Recognition with Multiple Element Arrangements” (“ASC 605-25”). ASC 605-25 requires the allocation of consideration among separately identified deliverables contained within an arrangement, based on their related selling prices. The Company utilizes current accounting guidance, also titled “Revenue Arrangements with Multiple Deliverables,” in the recognition of revenue associated with the Company’s customer contracts that contain multiple elements of services. ASC 605-25 will become effective for the Company beginning January 1, 2011. The Company has not yet fully evaluated the impact that this new guidance will have on its financial statements.

In January 2010, the FASB issued ASC 820-10, “Fair Value Measurements and Disclosures”, an amendment to earlier authoritative guidance concerning fair value measurements and disclosures. This amendment requires an entity to: (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 (as described in Note 6) fair value measurements and describe the reasons for the transfers and (ii) present separate information for Level 3 (as described in Note 6) activity pertaining to gross purchases, sales, issuances, and settlements. This guidance will become effective for the Company beginning January 1, 2010. The Company has not yet fully evaluated the impact that this new guidance will have on its financial statements.

2.	Going Concern

The accompanying consolidated financial statements for the year ended December 31, 2009 were prepared under the assumption that the Company would continue to operate as a going concern as of December 31, 2009, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. As of December 31, 2009, the Company faced various uncertainties that raised substantial doubt about its ability to continue as a going concern.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

On February 3, 2010, the Company, along with the other Debtors (as defined in Note 22), filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code. On February 2, 2010, the Debtors entered into an agreement, as amended April 15, 2010, under which the Debtors agreed to sell substantially all of their assets to MedQuist Inc. (“MedQuist”) and the stock of SIPL to CBay Inc. (“CBay” and together with Medquist, the “Purchasers”), portfolio companies of CBaySystems Holdings Ltd. and providers of medical transcription software and services. In addition, the Purchasers agreed to assume certain liabilities in connection with such sale. As further discussed in Note 22, the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) approved the sale on April 15, 2010, and the sale was consummated on April 22, 2010.

3.	Impairment of Goodwill

The Company performed an interim analysis of its goodwill as circumstances arose that indicated that the carrying value of its goodwill may be impaired. The potential impairment was primarily due to deteriorating economic conditions and lower projected future cash flows as of September 30, 2009. Regarding the Company’s specific analysis, this assessment was made at the consolidated Company level as the Company only has one reporting unit. The Company compared the fair value of its reporting unit with its carrying value, including goodwill, and identified a potential impairment. The Company assigned the estimated fair value of the reporting unit to its respective assets and liabilities, including goodwill, to determine if an impairment charge was required. Fair value of the reporting unit was estimated based upon internal evaluations and through the use of independent third-party valuation professionals. The impairment test resulted in an impairment charge of $198.9 million. The remaining balance of goodwill of approximately $20 million is reflected in the accompanying consolidated balance sheet as of December 31, 2009.

The Company bases its estimates of fair value on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates, which may require an additional impairment charge that could have a material adverse impact on the Company’s financial position and results of operations.

4.	Transaction Costs

During 2009, the Company evaluated multiple strategic opportunities including a technology license agreement, a sale of the Company or its assets, or a restructuring of its capital structure. The Company, along with the other Debtors, ultimately chose to pursue a sale of their assets pursuant to voluntary filings under Chapter 11 of the United States Bankruptcy Code as further described in Note 22. In connection with evaluating and pursuing its options, the Company retained financial and other advisors, including restructuring professionals. These fees included (a) costs paid to professionals and others in connection with evaluating, preparing for, and pursuing filing for Chapter 11 relief, (b) costs paid to professionals and others related to evaluating, preparing for, and pursuing sales and licensing options, (c) costs paid to creditors and creditor committee advisors, including costs incurred to obtain interim financing facilities, and (d) costs to retain key employees. Some of the professionals engaged to assist the Company in these efforts were utilized to perform multiple functions.

The total of all of the related costs to the Company for services performed through December 31, 2009, prior to the Company’s and the other Debtors’ filing for bankruptcy in February 2010, were $7.0 million, and are reflected as transaction charges in the accompanying consolidated statements of operations. There were $1.6 million of retainers representing prepayments for services reflected as a component of prepaid expenses and other current assets in the accompanying consolidated balance sheet as of December 31, 2009. Additionally, there were $0.3 million of prepaid retention bonus amounts related to employee obligations reflected as a component of prepaid expenses and other current assets in the accompanying consolidated balance sheet as of December 31, 2009.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

5.	Costs of Legal Proceedings and Settlements

On November 6, 2007, the Company was sued for patent infringement by Anthurium Solutions, Inc. in the United States District Court for the Eastern District of Texas, alleging that the Company had infringed and continues to infringe United States Patent No. 7,031,998 through the Company’s use of its Clarity technology platform. The complaint also alleged claims against MedQuist and Arrendale Associates, Inc., and sought injunctive relief and damages. The Company entered into a Mutual Release and Settlement Agreement with Anthurium on August 19, 2009, the terms of which are confidential. Defense costs, in addition to the confidential settlement paid during 2009, were $0.4 million and $1.2 million for the years ended December 31, 2008 and 2009, respectively, and were reflected as costs of legal proceedings and settlements in the accompanying consolidated statements of operations.

6.	Fair Value of Financial Instruments

Derivative Financial Instruments

The Company holds certain derivative financial instruments that are required to be measured at fair value on a recurring basis. These derivative financial instruments are utilized by the Company to mitigate risks related to interest rates and foreign currency exchange rates. The derivatives are measured at fair value in accordance with the established fair value hierarchy, which prioritizes the inputs used in measuring fair value into the following three levels:

•	Level 1—observable inputs such as quoted prices in active markets.

•	Level 2—inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3—unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company entered into certain interest rate management agreements with a single counterparty to reduce its exposure to fluctuations in market interest rates under the 2007 Senior Credit Facility (as defined in Note 13). An event of default under the 2007 Senior Credit Facility would create an event of default under these interest rate management agreements, which may cause amounts due under these agreements to become due and payable. The Company’s accounting for these derivative financial instruments did not meet hedge accounting criteria. Accordingly, changes in fair value were included as a component of other (income) expense in the accompanying consolidated statements of operations.

The fair value of these interest rate management agreements was determined using valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis considered the contractual terms of the derivatives, including the period to maturity, and used observable market-based inputs, including interest rate curves and implied volatilities. The interest rates used in the calculation of projected cash flows were based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. Additionally, the Company incorporated credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements.

Although the Company determined that the majority of the inputs used to value its interest derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its interest derivatives utilized Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by its counterparties. The Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its interest derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of its interest derivatives. As a result, the Company determined that its valuations for the interest derivatives in their entirety were classified in Level 2 of the fair value hierarchy. This contract expires during 2010.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

As a result, the full amount of the liability at December 31, 2009 of $1.7 million is reflected as a component of other current liabilities in the accompanying consolidated balance sheet.

Payments to SIPL are denominated in United States dollars. In order to hedge against fluctuations in exchange rates, SIPL historically maintained a portfolio of forward currency exchange contracts, which were transacted with a single counterparty. The Company’s accounting for these derivative financial instruments, all of which expired during 2009, did not meet the hedge accounting criteria. Accordingly, changes in fair value were included as a component of other (income) expense in the accompanying consolidated statements of operations.

The Company determined the fair value of its foreign currency exchange contracts utilizing inputs for similar or identical assets or liabilities that were either readily available in public markets, derived from information available in publicly quoted markets or quoted by counterparties to these contracts. The future value of each contract out to its maturity was calculated using observable market data, such as the foreign currency exchange rate forward curve. The present value of each contract was then determined by using discount factors based on the forward curve for the more liquid currency. Additionally, the Company incorporated credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements.

Although the Company determined that the majority of the inputs used to value its foreign currency exchange contracts fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with these derivatives utilized Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by its counterparties. The Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of the derivatives. As a result, the Company determined that its valuations for the foreign currency exchange contracts in their entirety were classified in Level 2 of the fair value hierarchy.

The Company’s derivative financial instruments measured at fair value on a recurring basis and recorded in the accompanying consolidated balance sheets were as follows:

	Classification in the Accompanying	December 31,	December 31,
	Consolidated Balance Sheets	2008	2009

Interest rate management agreements	Other current liabilities	$106	$1,687
	Other noncurrent liabilities	2,360	—

	Total	$2,466	$1,687

Foreign currency exchange contracts	Other current liabilities	$1,016	$—

The (gains) losses from changes in fair value of the Company’s derivative financial instruments, as recorded in the accompanying consolidated statements of operations, were as follows:

		Year Ended December 31,
	Location of (Gain) Loss Recognized	2008	2009

Interest rate management agreements	Other (income) expense	$1,366	$(779)
Foreign currency exchange contracts	Other (income) expense	1,227	(1,016)

Total		$2,593	$(1,795)

Senior Subordinated Notes

The Company’s Senior Subordinated Notes had a quoted market value of $37.5 million and $63.8 million at December 31, 2008 and December 31, 2009, respectively. The Company determined that its valuation of its Senior Subordinated Notes was classified in Level 1 of the fair value hierarchy as the fair value was determined

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

through quoted prices in active markets. The carrying value of the Senior Subordinated Notes was $123.2 million at December 31, 2008, as included in current portion of long-term debt and lease obligations, and was $123.6 million at December 31, 2009, as included in long-term debt and lease obligations, in the accompanying consolidated balance sheets.

7.	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets at December 31, 2008 and 2009 consisted of the following:

	2008	2009

Prepaid expenses	$1,381	$1,788
Income taxes receivable	752	211
Due from affiliate	832	—
Other receivables	1,254	1,354
Prepaid professional fees	—	1,557
Prepaid payroll	—	1,410
Debt issuance costs, net	—	1,285
Other	211	410

Total prepaid expenses and other current assets	$4,430	$8,015

Amounts due from affiliate relate to expenses paid on behalf of Spheris Holding III. Due to circumstances described in Note 22, management has provided a reserve for the full amount at December 31, 2009. Accordingly, a bad debt expense was recorded for $0.8 million relating to the write-off of this amount in the direct costs of revenues on the consolidated statement of operations for the year ended December 31, 2009.

Prepaid payroll for the year ended December 31, 2009 was a result of the Company’s decision to prefund payroll at December 31, 2009.

The classification of debt issuance costs at December 31, 2009 was a result of the classification of the related debt reflected in total current liabilities as discussed in Note 13.

8.	Property and Equipment, Net

Property and equipment at December 31, 2008 and 2009 consisted of the following:

	2008	2009

Furniture and equipment	$2,550	$2,120
Leasehold improvements	5,874	5,442
Computer equipment and software	25,427	27,359

	33,851	34,921
Less accumulated depreciation and amortization	(21,542)	(25,139)

Property and equipment, net	$12,309	$9,782

The amounts above include assets acquired under financed lease obligations of $0.5 million as of both December 31, 2008 and 2009. Depreciation expense, including amortization on equipment under capital lease obligations, of $5.4 million, $6.3 million, and $6.2 million was recorded in the accompanying consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009, respectively.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

Capitalized interest on leasehold improvements of approximately $0.01 million and $0.02 million for the years ended December 31, 2007 and 2008, respectively, was recorded as a reduction to interest expense in the accompanying consolidated statements of operations.

9.	Internal-Use Software, Net of Amortization

The Company capitalizes its costs to purchase and develop internal-use software, which is utilized primarily to provide clinical documentation technology and services to its customers. Net purchased and developed software costs at December 31, 2008 and 2009 consisted of the following:

	2008	2009

Software under development	$933	$135
Software placed in service	16,363	17,572

	17,296	17,707
Less accumulated amortization	(15,710)	(16,686)

Internal-use software, net	$1,586	$1,021

Amortization on projects begins when the software is ready for its intended use and is recognized over the expected useful life, which is generally two to five years. Amortization expense related to internal-use software costs was $2.9 million, $1.4 million and $1 million for the years ended December 31, 2007, 2008 and 2009, respectively, and was included in depreciation and amortization in the accompanying consolidated statements of operations.

Capitalized interest on internal-use software development projects of approximately $23,000, $29,000 and $28,000 for the years ended December 31, 2007, 2008 and 2009, respectively, was recorded as a reduction to interest expense in the accompanying consolidated statements of operations.

10.	Customer Contracts

In connection with the November 2004 Recapitalization, the Company assigned a value of $50.7 million as the fair value of Spheris customer contracts existing as of the date of the transaction. These contracts were amortized over an expected life of four years and were fully amortized as of December 31, 2008. In connection with the HealthScribe acquisition in December 2004, the Company assigned a value of $13.1 million to the acquired contracts. These contracts were amortized over an estimated life of four years and were fully amortized as of December 31, 2008. Additionally, the Company assigned a value of $0.1 million for customer contracts acquired in connection with the Vianeta acquisition consummated on March 31, 2006. These contracts were amortized over an expected life of three years and were fully amortized as of December 31, 2009. Amortization expense for customer contracts for the years ended December 31, 2007, 2008 and 2009 was $16.0 million, $14.0 million, and $9,000, respectively.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

11.	Other Noncurrent Assets

Other noncurrent assets of the Company at December 31, 2008 and 2009 consisted of the following:

	2008	2009

Debt issuance costs, net	$1,643	$—
Lease deposits	1,042	1,283
Insurance security deposits	2,288	1,847
Other	486	158

Total other noncurrent assets	$5,459	$3,288

Debt issuance costs are amortized to interest expense over the life of the applicable credit facilities using the effective interest method. These amounts were reflected in prepaid expense and other current assets as discussed in Note 7 and Note 13. Insurance security deposits include amounts deposited to secure certain self-insurance obligations.

12.	Other Current Liabilities

Other current liabilities of the Company at December 31, 2008 and 2009 consisted of the following:

	2008	2009

Accrued acquisition liabilities	$309	$299
Taxes payable	339	227
Accrued interest	573	7,448
Accrued fees for professional services	209	67
Accrued group purchasing organization fees	867	315
Reserve for sales credits and adjustments	568	1,136
Restructuring charges	484	27
Deferred rent	605	326
Derivative financial instruments	1,016	1,687
Other	357	411

Total other current liabilities	$5,327	$11,943

The increase in accrued interest for the year-ended December 31, 2009 was caused by the Company’s decision to not make its scheduled interest payment on its Senior Subordinated Notes, as further described in Note 13.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

13.	Debt

Outstanding debt obligations of the Company at December 31, 2008 and 2009 consisted of the following:

	December 31,	December 31,
	2008	2009

2007 Senior Credit Facility, net of discount, with principal due at maturity on July 17, 2012; interest payable periodically at variable rates. The weighted average interest rate was 5.75% at December 31, 2009	$72,290	$74,552
11.0% Senior Subordinated Notes, net of discount, with principal due at maturity in December 2012; interest payable semi-annually in June and December	123,208	123,578
Financed lease obligations	684	390

	196,182	198,520
Less: Current portion of long-term debt and financed lease obligations	(683)	(198,440)

Long-term debt and financed lease obligations, net of current portion	$195,499	$80

In July 2007, the Company entered into a financing agreement (the “2007 Senior Credit Facility”), which consisted of a term loan in the amount of $69.5 million and a revolving credit facility in an aggregate principal amount not to exceed $25.0 million at any time outstanding. The revolving loans and the term loan bore interest at LIBOR plus an applicable margin or a reference bank’s base rate plus an applicable margin, at the Company’s option. Under the revolving credit facility, the Company was permitted to borrow up to the lesser of $25.0 million or a loan limiter amount, as defined in the 2007 Senior Credit Facility, less amounts outstanding under letters of credit. As of December 31, 2009, the Company had $5.7 million outstanding under the revolver portion of the 2007 Senior Credit Facility.

Based on 2009 results of operations, the Company would not have complied with the covenant requirements under the 2007 Senior Credit Facility. The Company elected not to report its financial results pursuant to year-end covenant requirements under this facility, and the Company, along with the other Debtors, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in February 2010. As a result, all amounts due under the 2007 Senior Credit Facility are reflected as current obligations in the accompanying consolidated balance sheets. All amounts due under this facility were paid in full on April 22, 2010 in connection with the Debtors’ sale of substantially all of their assets to MedQuist and the stock of SIPL to CBay, as further described in Note 22.

Under the 2007 Senior Credit Facility, Operations was the borrower. The 2007 Senior Credit Facility was secured by substantially all of Operations’ assets and is guaranteed by Spheris, Spheris Holding II and all of Operations’ subsidiaries, except SIPL. The 2007 Senior Credit Facility contained certain covenants which, among other things, limited the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The 2007 Senior Credit Facility also contained customary events of default, including breach of financial covenants, the occurrence of which could allow the collateral agent to declare any outstanding amounts to be due and payable. The financial covenants contained in the 2007 Senior Credit Facility included (a) a maximum leverage test, (b) a minimum fixed charge coverage test and (c) a minimum earnings before interest, taxes, depreciation and amortization (“Consolidated EBITDA”, as defined under the 2007 Senior Credit Facility) requirement, among others.

In connection with the borrowings under the 2007 Senior Credit Facility, the Company incurred $0.6 million and $1.1 million in debt issuance costs and debt discounts, respectively. These costs are being amortized as additional interest expense over the term of the debt. The balance of the issuance costs at December 31, 2009 of $0.3 million, net of accumulated amortization, was reflected in prepaid expenses and other current assets in the

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

accompanying consolidated balance sheet. The debt discount at December 31, 2009 of $0.7 million was reflected as a reduction in the carrying amount of the debt under the 2007 Senior Credit Facility.

Senior Subordinated Notes

In December 2004, the Company issued its Senior Subordinated Notes, which mature on December 15, 2012 (the “Senior Subordinated Notes”). The Senior Subordinated Notes bear interest at a fixed rate of 11.0% per annum. Interest is payable in semi-annual installments through maturity on December 15, 2012. The Company did not file a Form 10-Q with the SEC for the third quarter of 2009 which violated certain covenants in the Indenture. In addition, the Company elected not to make its scheduled interest payment on December 15, 2009. As a result, the Company received a notice from the Indenture Trustee on December 16, 2009 that an Event of Default had occurred, as defined in the Indenture. As further described in Note 22, the Company, along with the other Debtors, elected to file for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code on February 3, 2010. Resolution of final payments due under the Senior Subordinated Notes is subject to the Company’s ongoing bankruptcy case.

The Senior Subordinated Notes are junior to the obligations of the 2007 Senior Credit Facility. The Senior Subordinated Notes are guaranteed by the Company’s domestic operating subsidiaries. The Senior Subordinated Notes contain certain restrictive covenants that place limitations on the Company regarding incurrence of additional debt, payment of dividends and other items as specified in the indenture governing the Senior Subordinated Notes. An acceleration of outstanding indebtedness under the 2007 Senior Credit Facility creates an event of default under the Senior Subordinated Notes, which would allow the trustee or requisite holders of Senior Subordinated Notes to declare the Senior Subordinated Notes to be due and payable. As a result of the default under the 2007 Senior Credit Facility, the Company has reflected all amounts due under the Senior Subordinated Notes as a current obligation in the accompanying consolidated balance sheet as of December 31, 2009.

The Company incurred $1.9 million and $2.9 million in debt issuance costs and debt discounts, respectively, in connection with the Senior Subordinated Notes. These costs are being amortized as additional interest expense over the term of the Senior Subordinated Notes. The remaining balance of the issuance costs at December 31, 2009 of $0.9 million, net of accumulated amortization, was reflected in prepaid expenses and other current assets in the accompanying consolidated balance sheet. The remaining debt discount at December 31, 2009 of $1.4 million was reflected as a reduction in the carrying amount of the Senior Subordinated Notes.

14.	Other Noncurrent Liabilities

Other noncurrent liabilities of the Company at December 31, 2008 and 2009 consisted of the following:

	2008	2009

Deferred rent	$2,569	$2,735
Derivative financial instruments	2,360	—
Accrued workers compensation	506	399
Other	275	236

Total other noncurrent liabilities	$5,710	$3,370

The change in the derivative financial instruments reflects the foreign currency exchange contracts which expired during 2009 and the reflection of the interest rate management agreements in other current liabilities as described in Note 6 and reflected in Note 12.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

15.	Contractual Obligations

The following summarizes future minimum payments under the Company’s contractual obligations as of December 31, 2009:

	Operating	Financed Lease	Purchase
	Leases	Obligations	Obligations

2010	$3,576	$325	$1,620
2011	3,704	81	403
2012	3,879	—	—
2013	3,119	—	—
2014	2,458	—	—
Thereafter	4,592	—	—

Total minimum payments	$21,328	$406	$2,023

The Company leases certain equipment and office space under noncancellable operating leases. The majority of the operating leases contain annual escalation clauses. Rental expense for these operating leases is recognized on a straight-line basis over the term of the lease. Total rent expense for the years ended December 31, 2007, 2008 and 2009 was $1.9 million, $1.8 million and $1.7 million, respectively, under these lease obligations. As of December 31, 2009, the Company had $1.3 million on deposit as security for certain operating leases. The deposits are included in other noncurrent assets in the accompanying consolidated balance sheet.

The Company also leases certain hardware and software under capital leases as defined in accordance with the provisions of ASC 840 “Leases”. The related assets under capital lease obligations are included in property and equipment, net in the accompanying consolidated balance sheets. Amortization expense related to assets under leases was $0.1 million, $0.3 million and $0.3 million, respectively, for the years ended December 31, 2007, 2008 and 2009 and was included in depreciation and amortization in the accompanying consolidated statements of operations. Future minimum payments under these capital leases include interest of approximately $15,000. The present value of net minimum lease payments is approximately $0.4 million, with $0.3 million classified as current portion of long-term debt and lease obligations and $0.1 million classified as long-term debt and lease obligations, net of current portion in the accompanying consolidated balance sheet at December 31, 2009.

Purchase obligations represent contractual commitments with certain telecommunications vendors and technology providers that include minimum purchase obligations.

As part of the sale agreement dated April 15, 2010 between the Debtors and the Purchasers (as described in Note 22), all of the non-cancellable operating leases, financed lease obligations and purchase obligations were assigned to the Purchasers as of April 22, 2010.

16.	Stockholders’ Equity

Subsequent to the November 2004 Recapitalization, Spheris Holding III approved the establishment of the Spheris Holding III, Inc. Stock Incentive Plan (as amended to date, the “Plan”) for issuance of common stock to employees, non-employee directors and other designated persons providing substantial services to the Company. As of December 31, 2009, 15.6 million shares have been authorized for issuance under the Plan. Shares are subject to restricted stock and stock option agreements and typically vest over a three or four-year period. As of December 31, 2009, an aggregate of 12.1 million shares of restricted stock and 1.9 million stock options were issued and outstanding under the Plan. Additionally, 0.1 million shares of Series A convertible preferred restricted stock have been issued by Spheris Holding III to one of the Company’s former board members for services rendered. As these shares were issued for services to be provided to the Company, compensation expense of

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

$0.4 million, $0.5 million and $0.2 million was reflected in general and administrative expenses in the accompanying consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009, respectively.

Under provisions of the Plan, all unvested shares and options shall immediately vest and become exercisable upon an event of a “change in control”. The sale of the Company’s assets as a result of the APA discussed in Note 22 constituted a “change in control” under these provisions. Accordingly, all unvested options and shares were immediately vested and exercisable on April 22, 2010.

During October 2008, Spheris Holding III issued warrants to CHS to purchase 14.3 million shares of common stock of Spheris Holding III upon the attainment of certain revenue milestones set forth in the warrants. The costs of the warrants subject to vesting are recognized over the period in which the revenue is earned and are reflected as a reduction of revenue. Accordingly, $23,000 of such costs was reflected as a reduction to net revenues in the accompanying consolidated statements of operations for the year ended December 31, 2008 while none was recognized during 2009.

17.	Income Taxes

Income tax benefit on income (loss) consisted of the following for the periods presented:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009

Current:
Federal	$17	$—	$—
State	226	117	84
Foreign	59	531	632

Total current provision	302	648	716

Deferred:
Federal	(6,680)	2,800	(12,712)
State	384	465	(2,629)
Foreign	138	(43)	54

Total deferred (benefit) expense	(6,158)	3,222	(15,287)

Total (benefit from) provision for income taxes	$(5,856)	$3,870	$(14,571)

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

A reconciliation of the U.S. federal statutory rate to the effective rate is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009

Federal tax at statutory rate	$(5,854)	$(5,206)	$(70,683)
State income taxes	(90)	(442)	(944)
Permanent differences for goodwill impairment	—	—	66,703
Permanent differences, other	285	378	943
Foreign tax / tax holiday	(18)	(47)	(1,245)
(Decrease) increase in valuation allowance	47	9,192	(8,294)
Tax credits adjusted due to rate change	(219)	9	(1,048)
Other	(7)	(14)	(3)

Total (benefit from) provision for income taxes	$(5,856)	$3,870	$(14,571)

The components of the Company’s deferred tax assets and liabilities at December 31, 2008 and 2009 were as follows:

	2008	2009

Deferred tax assets:
Allowance for doubtful accounts	$505	$567
Accrued liabilities	2,751	2,413
Depreciation	861	930
Net operating losses—federal	35,539	37,753
Net operating losses—state	2,824	3,037
Tax credits	591	591
Amortization expense—goodwill and start-up costs	681	2,954
Other	2,316	5,459

Total deferred tax assets	46,068	53,704
Valuation allowance—federal	(40,116)	(32,620)
Valuation allowance—state	(3,288)	(2,490)

Net deferred tax assets	2,664	18,594

Deferred tax liabilities:
Amortization expense—customer list and technology	(557)	—
Other	(2,035)	(2,261)

Total deferred tax liabilities	(2,592)	(2,261)

Net deferred tax assets	$72	$16,333

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

The Company’s deferred tax assets and liabilities are reported in the accompanying consolidated balance sheets at December 31, 2008 and 2009 as follows:

	2008	2009

Deferred taxes (current assets)	$372	$11,995
Deferred taxes (noncurrent assets)	—	4,338
Deferred tax liabilities (noncurrent liabilities)	(300)	—

Net deferred tax assets	$72	$16,333

The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. The valuation allowance decreased by $8.3 million during 2009 due to the sale of most of the Company’s assets on April 22, 2010 (see Note 22) which will allow the realization of certain of the Company’s deferred tax assets, compared with an increase of $9.2 million during 2008. Future changes in valuation allowance amounts will be reflected as a component of provision for (benefit from) income taxes in future periods.

In the United States, the Company benefitted from federal and state net operating loss carryforwards. The Company’s consolidated federal net operating loss carryforwards available to reduce future taxable income were $104.5 million and $107.9 million at December 31, 2008 and 2009, respectively, which began to expire in 2007. State net operating loss carryforwards at December 31, 2008 and 2009 were $67.3 million and $71.5 million, respectively, and began to expire in 2005. The majority of these federal and state net operating loss carryforwards are restricted due to limitations associated with ownership change, and as such, are reserved to reduce the amount that is more likely than not to be realized. In addition, the Company has alternative minimum tax credits which do not have an expiration date and certain other federal tax credits that will begin to expire in 2014.

In connection with the HealthScribe acquisition, the Company acquired a wholly-owned Indian subsidiary, SIPL. The Company accounts for income taxes associated with SIPL in accordance with ASC 740, “Income Taxes”, following Indian tax guidelines. At December 31, 2008, the Company was considered permanently reinvested in SIPL; accordingly, deferred taxes were not provided on the outside basis differences. Due to the subsequent event of the sale of SIPL stock in April 2010, the Company was no longer deemed to be indefinitely reinvested in SIPL. Accordingly deferred tax was provided on the outside basis differences for the year ended December 31, 2009.

Prior to 2009, because the Company was considered permanently reinvested in SIPL, no taxes were provided on accumulated translation adjustments recorded in other comprehensive income. Due to the subsequent event of the sale of SIPL stock, the net income tax effect of the currency translation adjustments related to SIPL is reflected in other comprehensive income for the year ended 2009.

Spheris Holding III and related subsidiaries (the “filing group members”) file their U.S. federal and certain state income tax returns on a consolidated, unitary, combined or similar basis. To accurately reflect each filing group member’s share of consolidated tax liabilities on separate company books and records, on November 5, 2004, Spheris Holding III and each of its subsidiaries entered into a tax sharing agreement. Under the terms of the tax sharing agreement, each subsidiary of Spheris Holding III is obligated to make payments on behalf of Spheris Holding III equal to the amount of the federal and state income taxes that its subsidiaries would have owed if such subsidiaries did not file federal and state income tax returns on a consolidated, unitary, combined or similar basis. Likewise, Spheris Holding III may make payments to subsidiaries if it benefits from the use of a subsidiary loss or other tax benefit. The tax sharing agreement allows each subsidiary to bear its respective tax burden (or enjoy use of a tax benefit, such as a net operating loss) as if its return was prepared on a stand-alone basis. To date, no amounts have been paid under this agreement.

Operations pays certain franchise tax obligations on behalf of Spheris Holding III. Approximately $0.7 million of payments by Operations related to these taxes were reflected by the Company as a receivable due from affiliate and

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

subsequently written off as bad debt expense described in Note 7 in the accompanying consolidated statement of operations for the year ended December 31, 2009.

The Company analyzed filing positions for all federal, state and international jurisdictions for all open tax years where it is required to file income tax returns. Although the Company files tax returns in every jurisdiction in which it has a legal obligation to do so, it has identified the following as “major” tax jurisdictions: Tennessee and Texas, as well as India. Within these major jurisdictions, the Company has tax examinations in progress related to transfer pricing rates for its Indian facilities, as discussed in Note 19. Based on the facts of these examinations, the Company believes that it is more likely than not that it will be successful in supporting its current positions related to the applicable filings. The Company believes that all income tax filing positions and deductions will be sustained upon audit and does not anticipate any adjustments resulting in a material adverse impact on the Company’s financial condition, results of operations or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to ASC 740-10, “Income Taxes—Overall” (“ASC 740-10”). In addition, the Company did not record a cumulative effect adjustment related to the adoption of ASC 740-10.

18.	Employee Benefit Plans

The Company sponsors an employee savings plan, the Spheris Operations 401(k) Plan (the “Spheris 401(k) Plan”), which permits participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code (“IRC”). Under the provisions of the Spheris 401(k) Plan, participants may elect to contribute up to 75% of their compensation, up to the amount permitted under the IRC. The Company also sponsored the Spheris Operations Amended and Restated Deferred Compensation Plan (the “Deferred Compensation Plan”). Under the provisions of the Deferred Compensation Plan, participants may elect to defer up to 50% of base salary and up to 100% of incentive pay, as defined in the plan. This plan was terminated on October 22, 2009.

At the Company’s option, the Company may elect to match up to 50% of the employees’ first 4% of wages deferred, in aggregate, to the Spheris 401(k) Plan. In the event the Spheris 401(k) Plan participant’s contributions are limited under provisions of the IRC and the participant is also deferring amounts into the Deferred Compensation Plan, then such matching amounts may be made to the Deferred Compensation Plan. The Company recognizes the matching expense during the year the discretionary match is awarded while the actual cash contribution is made to the plan in the following year. The Company made a cash contribution of $1.1 million in 2008 related to matches for the 2007 plan year. The Company elected not to make any matching contributions in 2009 or 2008 related to the 2008 and 2007 plan years.

The Company offers medical benefits to substantially all full-time employees through the use of both Company and employee contributions to third-party insurance providers. The Company is significantly self-insured for certain losses related to medical claims. The Company’s expense for these benefits totaled $4.1 million, $4.4 million and $4.4 million for the years ended December 31, 2007, 2008 and 2009, respectively.

19.	Commitments and Contingencies

Litigation

In addition to the litigation described in Note 5, the Company is also subject to various other claims and legal actions that arise in the ordinary course of business. In the opinion of management, any amounts for probable exposures are adequately reserved for in the accompanying consolidated financial statements, and the ultimate resolution of such matters is not expected to have a material adverse effect on the Company’s financial position or results of operations.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

Employment Agreements

The Company has employment agreements with certain members of senior management that provide for the payment to these persons of amounts equal to their applicable base salary, unpaid annual bonus and health insurance premiums over the applicable periods specified in their individual employment agreements in the event the employee’s employment is terminated without cause or certain other specified reasons. The maximum contingent liabilities, excluding any earned but unpaid amounts accrued in the accompanying consolidated financial statements, under these agreements were $1.6 million and $1.0 million at December 31, 2008 and 2009, respectively.

Tax Assessment

SIPL received notification of a tax assessment resulting from a transfer pricing tax audit by Indian income tax authorities amounting to 52.2 million Rupees (approximately $1.1 million), including penalties and interest, for the fiscal tax period ended March 31, 2004 (the “2004 Assessment”). In January 2007, the Company filed a formal appeal with the India Commissioner of Income Tax. Prior to resolution of the Company’s appeals process, the Indian income tax authorities have required the Company to make advance payments toward the 2004 Assessment amounting to 43.1 million Rupees (approximately $0.9 million). Any amounts paid by the Company related to the 2004 Assessment are subject to a claim by the Company for reimbursement against escrow funds related to the Company’s December 2004 acquisition of HealthScribe and its subsidiaries (the “HealthScribe Escrow”). Accordingly, the Company has recorded the advance payments as receivables from the escrow funds, which are reflected as a component of prepaid expenses and other current assets in the accompanying consolidated balance sheet as of December 31, 2009.

During the fourth quarter of 2008, SIPL received notification of a tax assessment from a transfer pricing tax audit by Indian income tax authorities amounting to 40.6 million Rupees (approximately $0.8 million), including penalties and interest, for the fiscal tax period ended March 31, 2005 (the “2005 Assessment”). In December 2008, the Company filed a formal appeal with the India Commissioner of Income Tax. Prior to resolution of the Company’s appeals process, the Company was required to provide a bank guarantee in January 2009 for the full amount of the 2005 Assessment. The guarantee amount is included in restricted cash in the accompanying consolidated balance sheet as of December 31, 2009. Approximately $0.6 million of the 2005 Assessment is subject to a claim for reimbursement against the HealthScribe Escrow.

In May, 2010 the Company was informed that the competent authorities of India and the United States (the “Competent Authorities”) had met regarding the assessments for the two years above. The Company was informed that the Competent Authorities had reached an agreement regarding the transfer pricing that should have been used for transactions between SIPL and its related U.S. entities for the two years mentioned above. Based on this agreement, the tax assessment for the fiscal tax periods ended March 31, 2004 and March 31, 2005 would be reduced to approximately 36.6 million Rupees (approximately $781,000) and 17.2 million Rupees (approximately $366,000), respectively. An agreement reached by the Competent Authorities under the U.S./India Income Tax Treaty is not binding on the parties involved. The Company is currently assessing the impact of the proposed settlement and has not recorded a liability under the provision of ASC 740-10 in the accompanying consolidated financial statements ending December 31, 2009.

If the assessments were brought forward from March 31, 2005 through December 31, 2009, a reasonable estimate of additional liability could range from zero to $6.2 million, contingent upon the final outcome of the claim. Payment of such amounts would also result in potential credit adjustments to the Company’s U.S. federal tax returns. The Company currently believes that it is more likely than not that it will be successful in supporting its position relating to these assessments. Accordingly, the Company has not recorded any accrual for contingent liabilities associated with the tax assessments as of December 31, 2008 or December 31, 2009.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

During the second quarter of 2009, SIPL received an assessment order from Indian income tax authorities pertaining to an inquiry regarding prior years’ usage of net operating losses originating in 1999. The final assessment could potentially amount to 5.6 million Rupees (approximately $0.1 million).

20.	Related Party Transactions

On October 3, 2008 (amended December 23, 2009), Operations entered into an agreement for health information processing services with Community Health Systems Professional Services Corporation, an affiliate of Community Health Systems, Inc. (“CHS”), to provide clinical documentation technology and services to certain of its affiliated hospitals (“CHS Services Agreement”). The Bankruptcy Court approved the assumption of the CHS Services Agreement, as amended, on March 17, 2010.

Contemporaneously with entering into the CHS Services Agreement, CHS became a minority owner in Spheris Holding III, the Company’s indirect parent. The Company provided clinical documentation technology and services to CHS in the ordinary course of business at prices and on terms and conditions that the Company believes are the same as those that would result from arm’s length negotiations between unrelated parties. The Company recognized net revenues from this customer of $1.4 million and $4.0 million during the three months ended March 31, 2009 and 2010, respectively, in the accompanying condensed consolidated statements of operations.

In March 2010, Spheris Holding III transferred $9.2 million to the Debtors.

21.	Restructuring Charges

During October 2008, the Company commenced an operational restructuring plan to effect changes in both the Company’s management structure and the nature and focus of its operations. The Company initially recognized $0.5 million of operational restructuring charges, including one-time termination benefits and other restructuring related charges, pursuant to this operational restructuring plan during the fourth quarter of 2008. As a continuation of the plan during 2009, the Company eliminated a significant portion of its U.S. based administrative and corporate workforce, recognizing an additional $0.8 million of operational restructuring charges, including one-time termination benefits and other operational restructuring related charges.

The following table sets forth the activity for accrued operational restructuring charges, included in other current liabilities in the accompanying consolidated balance sheets:

Balance at December 31, 2008	$484
Operational restructuring charges	775
Cash payments	(1,232)

Balance at December 31, 2009	$27

22.	Subsequent Events

Bankruptcy Proceedings

Chapter 11 Bankruptcy Filings

On February 3, 2010 (the “Petition Date”), the 100% owner of Spheris Inc., Spheris Holding, II, Inc., filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the Bankruptcy Court. Simultaneously, Spheris, Operations, and its subsidiaries: Spheris Canada Inc., Spheris

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

Leasing LLC, and Vianeta (collectively, the “Debtors”) also filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court. SIPL did not file for relief under the Bankruptcy Code.

As of the issuance date of these financial statements, the Debtors are currently operating as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. In general, the Debtors are authorized to continue to operate as ongoing businesses, but may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court.

Stock and Asset Purchase Agreement

On February 2, 2010, the Debtors entered into a Stock and Asset Purchase Agreement, as amended April 15, 2010 (the “APA”), with the Purchasers. The APA outlines the arrangement whereby the Debtors agreed to sell substantially all of their assets to Medquist, and the stock of SIPL to CBay. In addition, the Purchasers agreed to assume certain liabilities in connection with such sale, all subject to the approval of the Bankruptcy Court.

On April 15, 2010, the Bankruptcy Court approved the sale of substantially all of Spheris’ assets to the Purchasers, and the related assumption of certain liabilities of the Debtors by the Purchasers. The transaction was effected on April 22, 2010. Under the terms of the sale, MedQuist acquired significantly all of the Company’s U.S. assets and assumed certain liabilities and CBay acquired the stock of SIPL. The purchase price was $98.8 million in cash and an unsecured subordinated promissory note issued by MedQuist Transcriptions, Ltd. in an aggregate principal amount of $17.5 million. As a result of the sale of substantially all of the Debtors’ assets, it is likely that the Debtors’ Chapter 11 cases will result in a liquidation of the Company’s businesses and assets, such that the Company will cease to operate as a going concern.

As a requirement of the APA, each of the Debtors changed their names. Effective April 28, 2010, Spheris Holding II, Inc. changed its name to SP Wind Down Holding II, Inc.; Spheris Inc. became SP Wind Down Inc.; and Vianeta Communications, LLC became VN Wind Down Communications. Effective April 30, 2010, Spheris Operations LLC changed its name to SP Wind Down Operations LLC; Spheris Leasing LLC became SP Wind Down Leasing LLC; and Spheris Canada Inc. became SP Wind Down Canada Inc.

Debtor-In-Possession (“DIP”) Financing

On the Petition Date, the Debtors filed a motion with the Bankruptcy Court seeking approval of their Senior Secured Super-Priority Debtor-In-Possession Financing Agreement with certain lenders (as amended, the “DIP Credit Agreement”). Interim approval of the DIP Credit Agreement was granted by the Bankruptcy Court on February 4, 2010. Final approval was granted on February 23, 2010.

The DIP Credit Agreement provided post-petition loans and advances consisting of a revolving credit facility up to an aggregate principal amount of $15 million.

Under the DIP Credit Agreement, on February 3, 2010, the Debtors borrowed $6.4 million. In accordance with the terms of the DIP Credit Agreement, the Debtors used proceeds of $6.4 million, net of lenders’ fees of approximately $309,000, to pay past due principal and interest of approximately $5.7 million on the revolver portion of the 2007 Senior Credit Facility and to pay other expenses of approximately $381,000.

The outstanding principal amount of the loans under the DIP Credit Agreement, plus interest accrued and unpaid, were due and payable in full at the disposition of the APA, which was April 22, 2010. All borrowings under the DIP Credit Agreement were paid in full as of such date.

Spheris Inc.

Notes to Consolidated Financial Statements—(Continued)

Reorganization Process

The Bankruptcy Court approved payment of certain of the Debtors’ pre-petition obligations, including employee wages, salaries and benefits, and the payment of vendors and other providers for goods received and services and other business-related payments necessary to maintain the operation of the Debtors’ business. The Debtors retained legal and financial professionals to advise them in connection with the bankruptcy proceedings.

Immediately after filing for relief under Chapter 11 of the Bankruptcy Code in the Bankruptcy Court, the Debtors notified known current or potential creditors of the bankruptcy filings. Subject to certain exceptions under the Bankruptcy Code, upon the Petition Date, creditors were automatically enjoined, or stayed, from continuing any judicial or administrative proceedings or other actions against the Debtors or their property to recover, collect or secure a claim arising prior to the Petition Date. Thus, for example, most creditor actions to obtain possession of property from the Debtors, or to create, perfect or enforce any lien against their property, or to collect on monies owed or otherwise exercise rights or remedies with respect to pre-petition claims are enjoined unless and until the Bankruptcy Court lifts the automatic stay with respect to such actions.

As contemplated by the Bankruptcy Code, the United States Trustee for the District of Delaware (the “U.S. Trustee”) appointed an official committee of unsecured creditors (the “Creditors’ Committee”). The Creditors’ Committee and its legal representatives have a right to be heard on matters that come before the Bankruptcy Court with respect to the Debtors.

Under the Bankruptcy Code, the Debtors generally must assume or reject pre-petition executory contracts, including but not limited to real property leases, subject to the approval of the Bankruptcy Courts and certain other conditions. In this context, “assumption” means that the Debtors agree to perform their obligations and cure all existing defaults under the contract or lease, and “rejection” means that they are relieved from their obligations to perform further under the contract or lease, but are subject to a pre-petition claim for damages for the breach thereof subject to certain limitations. In connection with the Debtors’ sale of substantially all of their assets, numerous of the Debtors’ executory contracts and unexpired leases were assumed and assigned to the Purchasers. In addition, the Debtors have rejected certain executory contracts and unexpired leases. Any damages resulting from rejection of executory contracts that are permitted to be recovered under the Bankruptcy Code will be treated as liabilities subject to compromise unless such claims were secured prior to the Petition Date.

Since the Petition Date, the Debtors received approval from the Bankruptcy Court to reject certain unexpired leases and executory contracts of various types. Due to the uncertain nature of many of the unresolved claims and rejection damages, the Debtors cannot project the magnitude of such claims and rejection damages with certainty.

On May 13, 2010, the Bankruptcy Court entered an order establishing June 18, 2010, as the bar date for potential creditors to file prepetition claims and postpetition claims arising on or prior to April 30, 2010. The bar date is the date by which certain claims against the Debtors must be filed if the claimants wish to receive any distribution in the bankruptcy cases. Creditors were notified of the bar date and the requirement to file a proof of claim with the Bankruptcy Court. Differences between liability amounts estimated by the Debtors and claims filed by creditors are will be analyzed and, if necessary, the Bankruptcy Court will make a final determination of the allowable amount of a claim. The determination of how liabilities will ultimately be treated cannot be made until the Bankruptcy Court approves a plan of reorganization. Accordingly, the ultimate amount or treatment of such liabilities is not determinable at this time.

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)
Condensed Consolidated Balance Sheets
(In thousands, except share amounts)

	December 31,	March 31,
	2009	2010
		(Unaudited)

ASSETS
Current assets
Unrestricted cash and cash equivalents	$8,817	$5,138
Restricted cash	1,399	1,622
Accounts receivable, net of allowance of $632 and $646, respectively	20,787	21,793
Deferred taxes	11,995	14,749
Prepaid expenses and other current assets	8,015	5,146

Total current assets	51,013	48,448
Property and equipment, net	9,782	8,502
Internal-use software, net	1,021	904
Goodwill	19,969	19,969
Deferred taxes	4,338	4,031
Other noncurrent assets	3,288	3,308

Total assets	$89,411	$85,162

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities not subject to compromise
Current liabilities
Accounts payable	$1,215	$2,367
Accrued wages and benefits	6,945	8,509
Current portion of long-term debt and lease obligations	198,440	67,198
Other current liabilities	11,943	5,675

Total current liabilities	218,543	83,749
Long-term debt and lease obligations, net of current portion	80	—
Other long-term liabilities	3,370	967

Total liabilities not subject to compromise	221,993	84,716
Liabilities subject to compromise	—	136,468

Total liabilities	221,993	221,184

Common stock, $0.01 par value, 100 shares authorized, 10 shares issued and outstanding	—	—
Other comprehensive loss, net of tax of $1,500 and $1,539	(2,332)	(2,274)
Contributed capital	111,874	111,876
Accumulated deficit	(242,124)	(245,624)

Total stockholders’ deficit	(132,582)	(136,022)

Total liabilities and stockholders’ deficit	$89,411	$85,162

See accompanying notes.

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Condensed Consolidated Statements of Operations
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2009	2010

Net revenues	$41,849	$35,178
Direct costs of revenues (exclusive of depreciation and amortization below)	28,574	25,600
Marketing and selling expenses	611	870
General and administrative expenses	5,628	4,692
Depreciation and amortization	1,772	1,528
Transaction charges	—	1,730
Operational restructuring charges	689	—

Total operating costs	37,274	34,420

Operating income	4,575	758
Interest expense	4,370	3,086
Other expense (income)	(1,056)	85

Net (loss) income before reorganization items and income taxes	1,261	(2,413)
Reorganization items	—	(3,427)

Net (loss) income before income taxes	1,261	(5,840)

(Benefit from) provision for income taxes	354	(2,340)

Net (loss) income	$907	$(3,500)

See accompanying notes.

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Condensed Consolidated Statements of Cash Flows
(Unaudited and amounts in thousands)

	Three Months Ended March 31,
	2009	2010

Cash flows from operating activities:
Net (loss) income	$907	$(3,500)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	1,772	1,528
Deferred taxes	75	(2,486)
Change in fair value of derivative financial instruments	(527)	81
Amortization of debt discounts and issuance costs	228	554
Other non-cash items	69	2
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable, net	45	(1,006)
Prepaid expenses and other current
assets	(1,014)	1,768
Accounts payable	141	1,661
Accrued wages and benefits	1,887	1,563
Other current liabilities	3,467	4,473
Other noncurrent assets and liabilities	(111)	(481)

Net cash provided by operating activities	6,939	4,157

Cash flows from investing activities:
Purchases of property and equipment	(868)	(74)
Purchase and development of internal-use software	(156)	(55)

Net cash used in investing activities	(1,024)	(129)

Cash flows from financing activities:
Proceeds from DIP Credit Agreement	—	6,400
Payments on DIP Credit Agreement	—	(6,400)
Proceeds from 2007 Senior Credit Facility	2,500	—
Payments on 2007 Senior Credit Facility	—	(7,728)
Payments on lease obligations	(529)	(75)

Net cash (used in) provided by financing activities	1,971	(7,803)

Effect of exchange rate change on cash and cash equivalents	(1,219)	96

Net (decrease) increase in unrestricted cash and cash equivalents	6,667	(3,679)
Unrestricted cash and cash equivalents, at beginning of period	3,262	8,817

Unrestricted cash and cash equivalents, at end of period	$9,929	$5,138

See accompanying notes.

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements
March 31, 2010
(Unaudited)

1.	Description of Business and Bankruptcy Proceedings

Description of Business

Spheris Inc. (“Spheris”) is a Delaware corporation. Subsequent to its acquisition by certain institutional investors in November 2004 (the “November 2004 Recapitalization”), Spheris became a wholly-owned subsidiary of Spheris Holding II, Inc. (“Spheris Holding II”), and an indirect wholly-owned subsidiary of Spheris Holding III, Inc. (“Spheris Holding III”), an entity owned by affiliates of Warburg Pincus LLC and TowerBrook Capital Partners LLC, CHS/Community Health Systems, Inc. (“CHS”), and indirectly by certain members of Spheris’ current and past management team.

Spheris and its direct or indirect wholly-owned subsidiaries: Spheris Operations LLC (“Operations”), Spheris Leasing LLC, Spheris Canada Inc., Spheris, India Private Limited (“SIPL”) and Vianeta Communications (“Vianeta”) (sometimes referred to collectively as the “Company”), provide clinical documentation technology and services to health systems, hospitals and group medical practices located throughout the United States. The Company receives medical dictation in digital format from subscribing physicians, converts the dictation into text format, stores specific data elements from the records, then transmits the completed medical record to the originating physician in the prescribed format.

Chapter 11 Bankruptcy Proceedings

On February 3, 2010, (the “Petition Date”), the 100% owner of Spheris Inc., Spheris Holding, II, Inc., filed a voluntary petition (“Chapter 11 Petition”) for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court in Wilmington, Delaware (the “Bankruptcy Court”). Simultaneously, Spheris, Operations, and its subsidiaries: Spheris Canada Inc., Spheris Leasing LLC, and Vianeta (collectively, the “Debtors”) also filed voluntary petitions for relief under the Bankruptcy Code in the Bankruptcy Court. SIPL did not file for relief under the Bankruptcy Code.

During 2009, the Company did not comply with the covenant requirements of its 2007 Senior Credit Facility and its Senior Subordinated Notes (each as defined in Note 5). The Company’s failure to comply with these requirements and the filing of the Chapter 11 Petition constituted an event of default under the Company’s debt obligations. Since the Petition Date, the Company discontinued accruing interest expense on its Senior Subordinated Notes.

The Company is currently operating as “debtor-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. In general, the Company is authorized to continue to operate as ongoing businesses, but may not engage in transactions outside the ordinary course of business without the approval of the Bankruptcy Court.

Going Concern Matters

The consolidated financial statements and related notes have been prepared assuming that the Company will continue as a going concern as of March 31, 2010, although its bankruptcy filings raised substantial doubt about its ability to continue as a going concern. Except as otherwise expressly stated herein, the consolidated financial statements do not include any adjustments related to the recoverability of assets and the amounts, classification and satisfaction of liabilities that resulted from the uncertainty regarding the Company’s ability to continue as a going concern and its subsequent sale of assets as described below.

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

Stock and Asset Purchase Agreement

On February 2, 2010, the Debtors entered into a Stock and Asset Purchase Agreement (the “APA”) as amended April 15, 2010 with MedQuist Inc. (“MedQuist”) and CBay Inc. (“CBay” and collectively referred to as the “Purchasers”), portfolio companies of CBaySystems Holdings Ltd.. The APA outlines the arrangement whereas the Debtors agreed to sell substantially all of their assets to MedQuist, and the stock of SIPL to CBay. In addition, the Purchasers agreed to assume certain liabilities in connection with such sale, all subject to approval of the Bankruptcy Court.

On April 15, 2010, the Bankruptcy Court approved the sale of substantially all of Spheris’ assets to the Purchasers and the related assumption of certain liabilities of the Debtors by the Purchasers. The transaction was effected on April 22, 2010. Under the terms of the sale, MedQuist acquired significantly all of the Company’s U.S. assets and assumed certain liabilities. CBay acquired the stock of SIPL. The purchase price was $98.8 million in cash and an unsecured subordinated promissory note issued by MedQuist Transcriptions, Ltd. in an aggregate principal amount of $17.5 million. As a result of the sale of substantially all of the Debtors’ assets, it is likely that the Debtors’ Chapter 11 cases will result in a liquidation of the Company’s businesses and assets, such that the Company will cease to operate as a going concern.

As a requirement of the APA, each of the Debtors changed their names. Effective April 28, 2010, Spheris Holding II, Inc. changed its name to SP Wind Down Holding II, Inc.; Spheris became SP Wind Down Inc.; and Vianeta became VN Wind Down Communications. Effective April 30, 2010, Operations changed its name to SP Wind Down Operations LLC; Spheris Leasing LLC became SP Wind Down Leasing LLC; and Spheris Canada Inc. became SP Wind Down Canada Inc.

Debtor-In-Possession (“DIP”) Financing

On the Petition Date, the Debtors filed a motion with the Bankruptcy Court seeking approval to enter into a Senior Secured Super-Priority Debtor-In-Possession Financing Agreement with certain lenders (as amended, the “DIP Credit Agreement”). Interim approval of the DIP Credit Agreement was granted by the Bankruptcy Court on February 4, 2010. Final approval was granted on February 23, 2010.

The DIP Credit Agreement provided post-petition loans and advances consisting of a revolving credit facility up to an aggregate principal amount of $15 million.

Under the DIP Credit Agreement, on February 3, 2010, the Debtors borrowed $6.4 million. In accordance with the terms of the DIP Credit Agreement, the Debtors used proceeds of $6.4 million, net of lenders’ fees of approximately $309,000, to pay past due principal and interest of approximately $5.7 million on the revolver portion of the 2007 Senior Credit Facility and to pay other expenses of approximately $381,000. There was no outstanding balance on the DIP Credit Agreement at March 31, 2010.

The outstanding principal amount of the loans under the DIP Credit Agreement, plus interest accrued and unpaid, were due and payable in full at the disposition of the APA, which was April 22, 2010. All borrowings under the DIP Credit Agreement were paid in full as of this date.

Reorganization Process

The Bankruptcy Court approved payment of certain of the Debtors’ pre-petition obligations, including employee wages, salaries and benefits, and the payment of vendors and other providers in the ordinary course for goods received and services and other business-related payments necessary to maintain the operation of the Debtors’ business. The Debtors retained legal and financial professionals to advise them on the bankruptcy proceedings.

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

Immediately after filing the Chapter 11 Petition, the Debtors notified all known current or potential creditors of the bankruptcy filings. Subject to certain exceptions under the Bankruptcy Code, upon the Petition Date, creditors were automatically enjoined, or stayed, from continuing any judicial or administrative proceedings or other actions against the Debtors or their property to recover, collect or secure a claim arising prior to the Petition Date. Thus, for example, most creditor actions to obtain possession of property from the Debtors, or to create, perfect or enforce any lien against their property, or to collect on monies owed or otherwise exercise rights or remedies with respect to a pre-petition claim are enjoined unless and until the Bankruptcy Court lifts the automatic stay.

As required by the Bankruptcy Code, the United States Trustee for the District of Delaware (the “U.S. Trustee”) appointed an official committee of unsecured creditors (the “Creditors’ Committee”). The Creditors’ Committee and its legal representatives have a right to be heard on all matters that come before the Bankruptcy Court with respect to the Debtors.

Under the Bankruptcy Code, the Debtors generally must assume or reject pre-petition executory contracts, including but not limited to real property leases, subject to the approval of the Bankruptcy Court and certain other conditions. In this context, “assumption” means that the Debtors agree to perform their obligations and cure all existing defaults under the contract or lease, and “rejection” means that they are relieved from their obligations to perform further under the contract or lease, but is subject to a pre-petition claim for damages for the breach thereof subject to certain limitations. In connection with the Debtors’ sale of substantially all of their assets, numerous of the Debtors’ executory contracts and unexpired leases were assumed and assigned to the Purchasers. In addition, the Debtors have rejected certain executory contracts and unexpired leases. Any damages resulting from rejection of executory contracts that are permitted to be recovered under the Bankruptcy Code will be treated as liabilities subject to compromise unless such claims were secured prior to the Petition Date.

Since the Petition Date, the Debtors received approval from the Bankruptcy Court to reject unexpired leases and executory contracts of various types. Liabilities subject to compromise have been recorded related to the rejection of unexpired leases; rejection of certain executory contracts; the claims related to the outstanding unpaid Senior Subordinated Notes; and from the determination of the Bankruptcy Court (or agreement by parties in interest) of allowed claims for contingencies and other disputed amounts. Due to the uncertain nature of many of the unresolved claims and rejection damages, the Debtors cannot project the magnitude of such claims and rejection damages with certainty.

On May 13, 2010, the Bankruptcy Court entered an order establishing June 18, 2010, as the bar date for potential creditors to file prepetition claims and postpetition claims arising on or prior to April 30, 2010. The bar date is the date by which certain claims against the Debtors must be filed if the claimants wish to receive any distribution in the bankruptcy cases. Creditors were notified of the bar date and the requirement to file a proof of claim with the Bankruptcy Court. Differences between liability amounts estimated by the Debtors and claims filed by creditors are being investigated and, if necessary, the Bankruptcy Court will make a final determination of the allowable amount of a claim. The determination of how liabilities will ultimately be treated cannot be made until the Bankruptcy Court approves a plan of reorganization. Accordingly, the ultimate amount or treatment of such liabilities is not determinable at this time.

Proposed Plan of Reorganization

In order to successfully emerge from or liquidate pursuant to Chapter 11 of Title 11 of the Bankruptcy Code, the Debtors must propose and obtain confirmation by the Bankruptcy Court of a plan of reorganization that satisfies the requirements of the Bankruptcy Code. The Debtors and the official committee of unsecured creditors appointed in the Chapter 11 cases have jointly proposed the Joint Liquidating Plan of SP Wind Down Inc., f/k/a Spheris Inc., and its Affiliated Debtors (the “Plan”). The Plan was filed on June 11, 2010. On such date, the Plan proponents also filed the Disclosure Statement with Respect to the Joint Liquidating Plan of SP Wind Down Inc.,

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

f/k/a Spheris Inc., and its Affiliated Debtors (the “Disclosure Statement”). A hearing to consider approval of the Disclosure Statement is scheduled for July 13, 2010, and the Debtors have requested that a hearing to consider confirmation of the Plan be scheduled for August 26, 2010.

Under the priority scheme established by the Bankruptcy Code, unless creditors agree otherwise, pre-petition liabilities and post-petition liabilities must be satisfied in full before the Debtors’ stockholders are entitled to receive any distribution or retain any property under a plan of reorganization on account of their equity interests. Given the estimated liabilities of the Debtors, it is not anticipated that the Debtors’ stockholders will receive any distribution from the Debtors’ assets. The ultimate recovery to the Debtors’ creditors, if any, will not be determined until confirmation of a plan or plans of reorganization. No assurance can be given as to what values, if any, will be ascribed to each of these constituencies or what types or amounts of distributions, if any, they would receive. Because of such possibilities, the value of the Debtors’ liabilities and securities is highly speculative. Appropriate caution should be exercised with respect to existing and future investments, if any, of the Debtors’ liabilities and/or securities.

Section 1121(b) of the Bankruptcy Code provides for an initial period of 120 days after the commencement of a Chapter 11 case to file a proposed plan of reorganization (the Exclusive Filing Period) and an additional 180 days after the commencement of the Chapter 11 case to solicit acceptances of the plan of reorganization (the Exclusive Solicitation Period). The Exclusive Filing Period and the Exclusive Solicitation Period were set to expire on June 3, 2010 and August 2, 2010, respectively. Motions were filed with the Bankruptcy Court to extend the Exclusive Filing Period through and including September 1, 2010 and the Exclusive Solicitation Period through and including November 1, 2010. By order dated June 14, 2010, the Bankruptcy Court approved such extensions of the Debtors’ exclusive periods to file a plan of reorganization and to solicit votes with respect thereto.

Financial Reporting Considerations

For periods subsequent to the bankruptcy filings, the Debtors have applied the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 852, “Reorganizations” (“ASC 852”), in preparing the accompanying interim condensed consolidated financial statements. ASC 852 requires that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses (including professional fees) that were incurred in the Chapter 11 Petition have been recorded in reorganization items in the accompanying condensed consolidated statements of operations. In addition, pre-petition obligations that may have been impacted by the bankruptcy reorganization process have been classified on the accompanying condensed consolidated balance sheets in liabilities subject to compromise. These liabilities are reported at the amounts allowed or expected to be allowed by the Bankruptcy Court, even if they may be settled for lesser or greater amounts.

Transaction Costs and Reorganization Items

During 2009, the Company evaluated multiple strategic opportunities to continue as a going concern including a technology license agreement, a sale of the Company or its assets, or a restructuring of its capital structure. The Company ultimately chose to pursue a sale of its assets pursuant to the Chapter 11 Petition. In connection with evaluating and pursuing its options, the Company retained financial and other advisors, including restructuring professionals. These fees included (a) costs paid to professionals and others in connection with evaluating, preparing for, and pursuing filing for Chapter 11 relief, (b) costs paid to professionals and others related to evaluating, preparing for, and pursuing sales and licensing options, (c) costs paid to creditors and creditor committee advisors, including costs incurred to obtain interim financing facilities, and (d) costs to retain key employees. Some of the professionals engaged to assist the Company in these efforts were utilized to perform multiple functions.

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

The total of all of transaction costs to the Company for services performed from January 1, 2010 through the Petition Date, were $1.7 million, and are reflected as transaction charges in the accompanying condensed consolidated statements of operations. There were $1.6 million of retainers representing prepayments for transactional services reflected as a component of prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet as of December 31, 2009. Additionally, there were $0.3 million of prepaid retention bonus amounts related to employee obligations reflected as a component of prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet as of December 31, 2009.

The Debtors’ reorganization items directly related to the process of reorganizing the Debtors under Chapter 11 from the Petition Date through March 31, 2010, are recorded in the accompanying condensed consolidated statements of operations as reorganization items and consist of professional fees totaling $3.4 million. Professional fees directly related to the reorganization include fees associated with advisors to the Debtors after the Petition Date. There were $1.5 million of retainers representing prepayments for reorganizational services reflected as a component of prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets as of March 31, 2010.

Liabilities Subject to Compromise

Liabilities subject to compromise at March 31, 2010 consist of the following:

Accounts payable	$509
11.0% Senior Subordinated Notes, net	122,799
Accrued interest	8,670
Interest rate management agreements	1,768
Leases	2,616
Other	106

Total liabilities subject to compromise	$136,468

Liabilities subject to compromise represent pre-petition unsecured obligations to be settled under a proposed plan of reorganization. Generally, actions to enforce or otherwise effect payments of pre-Chapter 11 liabilities are stayed. Pre-petition liabilities that are subject to compromise are reported at the amounts expected to be allowed, even if they may be settled for lesser or greater amounts. These liabilities represent the amounts expected to be allowed on known or potential claims to be resolved through the Chapter 11 process, and remain subject to future adjustments arising from negotiated settlements, actions of the Bankruptcy Court, rejection of executor contracts and leases, the determination as to the value of collateral securing the claims, proof of claim, or other events.

The Bankruptcy Court approved payment of certain pre-petition obligations, including employee wages, salaries and benefits, and the payment of vendors and other providers in the ordinary course for goods and services received after the filing of the Chapter 11 Petition and other business-related payments necessary to maintain the operation of the Debtors’ business. Obligations associated with these matters are not classified as liabilities subject to compromise.

The Debtors rejected certain executory contracts and unexpired leases with respect to the Debtors’ operations with approval of the Bankruptcy Court. Damages resulting from rejection of executory contracts and unexpired leases are generally treated as general unsecured claims and are classified as liabilities subject to compromise.

Amounts subject to compromise include the Senior Subordinated Notes. The Senior Subordinated Notes are shown net of discount as described in Note 5. Debt issuance costs of $0.9 million were also netted against this

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

balance in accordance with the fair value measurement requirements described in ASC 852. Accrued interest related to these Notes is also included in the liabilities subject to compromise.

Debtor Financial Statements

The accompanying condensed consolidated balance sheets, statements of operations, and cash flows present the consolidated financial position of the Company and consolidated results of its operations and its cash flows for the periods presented. This information does not reflect the activity of Spheris Holding II, Inc. which was included in the Chapter 11 Petition.

The following schedules present the financial information for the Debtors as of March 31, 2010 and the three months then ended. In these schedules, the financial position and activity of Spheris Holding II, Inc. (“SH II, Inc.”) is added to the accompanying condensed consolidated financial statements of the Company. SH II, Inc. had no assets, liabilities, equity or financial activity for all periods covered on these financial statements.

As SIPL did not file for relief under the Bankruptcy Code, SIPL’s assets, liabilities, equity and financial activity for the periods presented are subtracted from the accompanying interim condensed consolidated financial statements of the Company. The subtraction of this activity from the accompanying interim condensed consolidated financial statements results in a payable to SIPL of $8.7 million. In addition, all revenue of SIPL is derived from subcontracting services provided to the Company. Accordingly, $4.7 million in sales were eliminated from the statements of operations. The addition of the payable to SIPL and the elimination of the sales and related direct costs reflect the operations and cash flows of the Debtors for the three months ended March 31, 2010. These schedules are presented as follows:

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

Debtor Condensed Consolidating Balance Sheet Schedule
March 31, 2010
(Unaudited and amounts in thousands)

	Company
	Including	Less:	Reclassifications/
	SH II, Inc.	SIPL	Eliminations	Debtors

ASSETS
Current Assets
Unrestricted cash and cash equivalents	$5,138	$(2,078)	$—	$3,060
Restricted Cash	1,622	(1,146)	—	476
Accounts receivable, net of allowance	21,793	—	—	21,793
Intercompany receivables	—	(8,732)	8,732	—
Deferred taxes	14,749	(356)	—	14,393
Prepaid expenses and other current assets	5,146	(1,316)	—	3,830

Total current assets	48,448	(13,628)	8,732	43,552
Property and equipment, net	8,502	(1,632)	—	6,870
Internal-use software, net	904	—	—	904
Goodwill	19,969	—	—	19,969
Deferred taxes	4,031	(263)	—	3,768
Other noncurrent assets	3,308	(1,024)	—	2,284

Total assets	$85,162	$(16,547)	$8,732	$77,347

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$2,367	$(130)	$—	$2,237
Accrued wages and benefits	8,509	(2,842)	—	5,667
Intercompany payables	—	—	8,732	8,732
Current portion of long-term debt and lease obligations	67,198	—	—	67,198
Other current liabilities	5,675	(218)	—	5,457

Total current liabilities	83,749	(3,190)	8,732	89,291
Other long-term liabilities	967	(387)	—	580

Total liabilities not subject to compromise	84,716	(3,577)	8,732	89,871
Liabilities subject to compromise	136,468	—	—	136,468

Total liabilities	221,184	(3,577)	8,732	226,339

Common stock	—	—	—	—
Other comprehensive loss	(2,274)	2,274	—	—
Contributed capital	111,876	(5,694)	—	106,182
Accumulated deficit	(245,624)	(9,550)	—	(255,174)

Total stockholders ’ deficit	(136,022)	(12,970)	—	(148,992)

Total liabilities and stockholders ’ deficit	$85,162	$(16,547)	$8,732	$77,347

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

Debtor Condensed Consolidating Statement of Operations Schedule
For the Three Months ended March 31, 2010
(Unaudited and amounts in thousands)

	Company
	Including	Less:	Reclassifications/
	SH II, Inc.	SIPL	Eliminations	Debtors

Net revenues	$35,178	$(4,714)	$4,714	$35,178
Direct costs of revenues	25,600	(3,963)	4,714	26,351
Marketing and selling expenses	870	—	—	870
General and administrative expenses	4,692	(140)	—	4,552
Depreciation and amortization	1,528	(174)	—	1,354
Transaction charges	1,730	—	—	1,730
Operational restructuring
charges	—	—	—	—

Total operating costs	34,420	(4,277)	4,714	34,857

Operating income	758	(437)	—	321
Interest expense, net of income	3,086	7	—	3,093
Other expense	85	(27)	—	58

Net loss before reorganizational items and income taxes	(2,413)	(417)	—	(2,830)
Reorganization items	(3,427)	—	—	(3,427)

Net loss before income taxes	(5,840)	(417)	—	(6,257)
Benefit from income taxes	(2,340)	(17)	—	(2,357)

Net loss	$(3,500)	$(400)	$—	$(3,900)

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

Debtor Condensed Consolidating Statement of Cash Flows Schedule
For the Three Months Ended March 31, 2010
(Unaudited and amounts in thousands)

	Company
	including	Less:	Reclassifications/
	SH II, Inc.	SIPL	Eliminations	Debtors

Cash flows from operating activities:
Net loss	$(3,500)	$(400)	$—	$(3,900)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,528	(174)	—	1,354
Deferred taxes	(2,486)	(892)	—	(3,378)
Change in fair value of derivative financial instruments	81	—	—	81
Amortization of debt discounts and issuance costs	554	—	—	554
Other non-cash items	2	—	—	2
Changes in operating assets and liabilities,	—	—	—	—
net of acquisitions:	—	—	—	—
Accounts receivable, net	(1,006)	—	—	(1,006)
Intercompany receivables	—	1,874	(852)	1,022
Prepaid expenses and other current assets	1,768	(86)	—	1,682
Accounts payable	1,661	(3)	—	1,658
Accrued wages and benefits	1,563	(145)	—	1,418
Intercompany payables	—	—	852	852
Other current liabilities	4,473	19	—	4,492
Other noncurrent assets and liabilities	(481)	(25)	—	(506)

Net cash provided by operating activities	4,157	168	—	4,325

Cash flows from investing activities:
Purchases of property and equipment	(74)	31	—	(43)
Purchase and development of internal-use software	(55)	—	—	(55)

Net cash used in investing activities	(129)	31	—	(98)

Cash flows from financing activities:
Proceeds from DIP Credit Agreement	6,400	—	—	6,400
Payments on DIP Credit Agreement	(6,400)	—	—	(6,400)
Proceeds from 2007 Senior Credit Facility	—	—	—	—
Payments on 2007 Senior Credit Facility	(7,728)	—	—	(7,728)
Payments on lease obligations	(75)	—	—	(75)

Net cash used in financing activities	(7,803)	—	—	(7,803)

Effect of exchange rate change on cash and cash
equivalents	96	(96)	—	—

Net decrease in unrestricted cash and cash equivalents	(3,679)	103	—	(3,576)
Unrestricted cash and cash equivalents, at beginning of period	8,817	(2,181)	—	6,636

Unrestricted cash and cash equivalents, at end of period	$5,138	$(2,078)	$—	$3,060

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

2.	Summary of Significant Accounting Policies

Basis of Presentation

For all periods presented in the accompanying interim condensed consolidated financial statements and footnotes, Spheris is the reporting unit. All dollar amounts shown in the accompanying interim condensed consolidated financial statements and tables in the notes are in thousands unless otherwise noted. The accompanying interim condensed consolidated financial statements include the financial statements of Spheris, including its direct or indirect wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The accompanying interim condensed consolidated financial statements have been prepared by the Company without audit and, in the opinion of management, reflect all normal recurring adjustments necessary for a fair presentation of results for the unaudited interim periods presented. Certain information and footnote disclosures normally included in year-end financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. The results of operations for the interim period are not necessarily indicative of the results to be obtained for the full fiscal year.

For periods subsequent to the Chapter 11 Petition, the Debtors have applied ASC 852, in preparing the accompanying interim consolidated financial statements as further discussed in Note 1.

Additionally, the accompanying interim condensed consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. The accompanying interim condensed consolidated financial statements do not include any adjustments relating to the recoverability of assets and the amounts, classification, and satisfaction of liabilities that resulted from uncertainty regarding the Company’s ability to continue as a going concern as of March 31, 2010, and its subsequent sale of assets. See further discussion in Note 1.

In preparing the accompanying interim condensed consolidated financial statements, the Company evaluated events and transactions that occurred subsequent to March 31, 2010, through the date that the accompanying interim condensed consolidated financial statements were issued, June 29, 2010.

Recently Adopted Accounting Pronouncements

In January 2010, the FASB issued ASC 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”) as an amendment to earlier authoritative guidance concerning fair value measurements and disclosures. ASC 820-10 requires an entity to: (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separate information for Level 3 activity pertaining to gross purchases, sales, issuances, and settlements. ASC 820-10, which became effective for the Company beginning January 1, 2010, did not have a material impact on its financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2009, the FASB issued ASC 985-605, “Revenue Recognition Software” (“ASC 985-605”) that will become effective for the Company beginning January 1, 2011, with earlier adoption permitted. Under ASC 985-605 on arrangements that include software elements, tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of ASC 985-605, and software-enabled products will now be subject to other relevant revenue recognition guidance. Additionally, the FASB issued authoritative guidance on revenue arrangements with multiple deliverables that are outside the scope of ASC 985-605. Under ASC 985-605, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

deliverables and allocate consideration received using the relative selling price method. ASC 985-605 includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. The Company has not yet fully evaluated the impact that ASC 985-605 will have on its financial statements.

On September 23, 2009, the FASB ratified ASC 605-25, “Revenue Recognition with Multiple Element Arrangements” (“ASC 605-25”). ASC 605-25 requires the allocation of consideration among separately identified deliverables contained within an arrangement, based on their related selling prices. The Company utilizes current accounting guidance, also titled “Revenue Arrangements with Multiple Deliverables,” in the recognition of revenue associated with the Company’s customer contracts that contain multiple elements of services. ASC 605-25 will become effective for the Company beginning January 1, 2011. The Company has not yet fully evaluated the impact that ASC 605-25 will have on its financial statements.

3.	Fair Value of Financial Instruments

Derivative Financial Instruments

The Company holds certain derivative financial instruments that are required to be measured at fair value on a recurring basis. These derivative financial instruments are utilized by the Company to mitigate risks related to interest rates and foreign currency exchange rates. The derivatives are measured at fair value in accordance with the established fair value hierarchy, which prioritizes the inputs used in measuring fair value into the following three levels:

•	Level 1—observable inputs such as quoted prices in active markets.

•	Level 2—inputs other than quoted prices in active markets that are either directly or indirectly observable.

•	Level 3—unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company entered into certain interest rate management agreements with a single counterparty to reduce its exposure to fluctuations in market interest rates under the 2007 Senior Credit Facility (as defined in Note 5). An event of default under the 2007 Senior Credit Facility would create an event of default under these interest rate management agreements, which may cause amounts due under these agreements to become due and payable. The Company’s accounting for these derivative financial instruments did not meet hedge accounting criteria. Accordingly, changes in fair value were included as a component of other expense (income) in the accompanying condensed consolidated statements of operations.

The fair value of these interest rate management agreements was determined using valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis considered the contractual terms of the derivatives, including the period to maturity, and used observable market-based inputs, including interest rate curves and implied volatilities. The interest rates used in the calculation of projected cash flows were based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. Additionally, the Company incorporated credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements.

Although the Company determined that the majority of the inputs used to value its interest derivatives fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its interest derivatives utilized Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by its counterparties. The Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its interest derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of its interest derivatives. As a result, the Company determined that its valuations for the interest

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

derivatives in their entirety were classified in Level 2 of the fair value hierarchy. This contract was scheduled to expire during 2010. During February 2010, the Company did not make payments due on its interest derivatives and received notice of termination from the counterparty to the agreements stating that all amounts were currently due. As a result, the full amount of the liability at December 31, 2009 of $1.7 million is reflected as a component of other current liabilities in the accompanying condensed consolidated balance sheets. As discussed in Note 1, the full amount of this liability at March 31, 2010 of $1.8 million is reflected in liabilities subject to compromise at March 31, 2010.

Payments to SIPL are denominated in U.S. dollars. In order to hedge against fluctuations in exchange rates, SIPL historically maintained a portfolio of forward currency exchange contracts, which were transacted with a single counterparty. The Company’s accounting for these derivative financial instruments, all of which expired during the third quarter of 2009, did not meet the hedge accounting criteria. Accordingly, changes in fair value were included as a component of other expense (income) in the accompanying condensed consolidated statements of operations.

The Company determined the fair value of its foreign currency exchange contracts utilizing inputs for similar or identical assets or liabilities that were either readily available in public markets, derived from information available in publicly quoted markets or quoted by counterparties to these contracts. The future value of each contract out to its maturity was calculated using observable market data, such as the foreign currency exchange rate forward curve. The present value of each contract was then determined by using discount factors based on the forward curve for the more liquid currency. Additionally, the Company incorporated credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements.

Although the Company determined that the majority of the inputs used to value its foreign currency exchange contracts fell within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with these derivatives utilized Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by its counterparties. The Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and determined that the credit valuation adjustments were not significant to the overall valuation of the derivatives. As a result, the Company determined that its valuations for the foreign currency exchange contracts in their entirety were classified in Level 2 of the fair value hierarchy.

The Company’s derivative financial instruments measured at fair value on a recurring basis and recorded in the accompanying condensed consolidated balance sheets were as follows:

	Classification in the Accompanying	December 31,	March 31,
	Condensed Consolidated Balance Sheets	2009	2010

Interest rate management agreements	Other current liabilities	$1,687	$1,768
	Other noncurrent liabilities	—	—

	Total	$1,687	$1,768

Foreign currency exchange contracts	Other current liabilities	$—	$—

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

The (gains) losses from changes in fair value of the Company’s derivative financial instruments, as recorded in the accompanying condensed consolidated statements of operations, were as follows:

		Three Months Ended March 31,
	Location of (Gain) Loss Recognized	2009	2010

Interest rate management agreements	Other expense (income)	$(209)	$81
Foreign currency exchange contracts	Other expense (income)	(318)	—

Total		$(527)	$81

Senior Subordinated Notes

The Company’s Senior Subordinated Notes had a quoted market value of $63.8 million and $21.9 million at December 31, 2009 and March 31, 2010 respectively. The Company determined that its valuation of its Senior Subordinated Notes was classified in Level 1 of the fair value hierarchy as the fair value was determined through quoted prices in active markets. The carrying value of the Senior Subordinated Notes $123.6 million (net of discount) at December 31, 2009 was included in current portion of long-term debt and lease obligations in the accompanying condensed consolidated balance sheets.

The carrying value of the Senior Subordinated Notes $122.8 million (net of both discount and debt issuance costs) at March 31, 2010 included debt issuance costs of $0.9 million and is recorded in liabilities subject to compromise as discussed in Note 1.

4.	Other Comprehensive Loss

Other comprehensive loss was as follows:

	Three Months Ended March 31,
	2009	2010

Net (loss) income	$907	$(3,500)
Foreign currency translation gain (loss), net of tax of $0 and $39, respectively	(1,219)	58

Other comprehensive loss	$(312)	$(3,442)

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

5.	Debt

Outstanding debt obligations of the Company at December 31, 2009 and March 31, 2010 consisted of the following:

	December 31,	March 31,
	2009	2010

2007 Senior Credit Facility, net of discount, with principal due at maturity on July 17, 2012; interest payable periodically at variable rates. The weighted average interest rate was 5.75% at March 31, 2010	$74,552	$66,883
11.0% Senior Subordinated Notes, net of discount, with principal due at maturity in December 2012; interest payable semi-annually in June and December	123,578	—
Financed lease obligations	390	315

	198,520	67,198
Less: Current portion of long-term debt and financed lease obligations	(198,440)	(67,198)

Long-term debt and financed lease obligations, net of current portion	$80	$—

2007 Senior Credit Facility

The Company’s senior secured credit facility consisted of a term loan in the amount of $67.5 million and a revolving credit facility in an aggregate principal amount not to exceed $25.0 million at any time outstanding (the “2007 Senior Credit Facility”). The revolving loans and the term loan bore interest at LIBOR plus an applicable margin or a reference bank’s base rate plus an applicable margin, at the Company’s option. Under the revolving credit facility, the Company was permitted to borrow up to the lesser of $25 million or a loan limiter amount, as defined in the 2007 Senior Credit Facility, less amounts outstanding under letters of credit. On February 1, 2010, the Company paid $2 million in principal and $0.5 million in interest on the term loan and approximately $40,000 in accrued interest on the revolving credit facility. A principal payment of $5.7 million on the revolving credit facility was made on February 3, 2010 as discussed in Note 1. As of March 31, 2010, the Company had no amounts outstanding under the revolver portion of the 2007 Senior Credit Facility.

Based on 2009 results of operations, the Company would not have complied with the covenant requirements under the 2007 Senior Credit Facility. The Company elected not to report its financial results pursuant to year-end covenant requirements under the 2007 Senior Credit Facility, and filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in February 2010. As a result, all amounts due under the 2007 Senior Credit Facility as of both December 31, 2009 and March 31, 2010 are reflected as current obligations in the accompanying condensed consolidated balance sheet. All amounts due under this facility were paid in full on April 22, 2010 in connection with the Company’s sale of substantially all of its assets to the Purchasers as further described in Note 1.

Under the 2007 Senior Credit Facility, Operations was the borrower. The 2007 Senior Credit Facility was secured by substantially all of Operations’ assets and is guaranteed by Spheris, Spheris Holding II and all of Operations’ subsidiaries, except SIPL. The 2007 Senior Credit Facility contained certain covenants which, among other things, limited the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, liens and encumbrances and other matters customarily restricted in such agreements. The 2007 Senior Credit Facility also contained customary events of default, including breach of financial covenants, the occurrence of which could allow the collateral agent to declare any outstanding amounts to be due and payable. The financial covenants contained in the 2007 Senior Credit Facility included (a) a maximum leverage test, (b) a minimum fixed charge coverage test and (c) a minimum earnings before interest, taxes,

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

depreciation and amortization (“Consolidated EBITDA”, as defined under the 2007 Senior Credit Facility) requirement, among others.

In connection with the borrowings under the 2007 Senior Credit Facility, the Company incurred $0.6 million and $1.1 million in debt issuance costs and debt discounts, respectively. These costs were being amortized as additional interest expense over the term of the debt. The balance of the issuance costs at March 31, 2010 of $0.3 million, net of accumulated amortization, was reflected in prepaid expenses and other current assets in the accompanying condensed consolidated balance sheet. The debt discount at March 31, 2010 of $0.6 million was reflected as a reduction in the carrying amount of the debt under the 2007 Senior Credit Facility.

Senior Subordinated Notes

In December 2004, the Company issued its Senior Subordinated Notes, which mature on December 15, 2012 (the “Senior Subordinated Notes”). The Senior Subordinated Notes bear interest at a fixed rate of 11.0% per annum. Interest is payable in semi-annual installments through maturity on December 15, 2012. The Company did not file a Form 10-Q with the SEC in the third quarter of 2009 which violated certain covenants in the indenture governing the Senior Subordinated Notes (the “Indenture”). In addition, the Company elected not to make its scheduled payment on the Senior Subordinated Notes on December 15, 2009. As a result, the Company received a notice in from the trustee on December 16, 2009 that an Event of Default had occurred, as defined in the Indenture. As further described in Note 1, the Company elected to file bankruptcy protection under Chapter 11 of the United States Bankruptcy Code on February 3, 2010. Resolution of final payments due under the Senior Subordinated Notes is pending outcome of these matters.

The Senior Subordinated Notes are junior to the obligations of the 2007 Senior Credit Facility. The Senior Subordinated Notes are guaranteed by the Company’s domestic operating subsidiaries. The Senior Subordinated Notes contain certain restrictive covenants that place limitations on the Company regarding incurrence of additional debt, payment of dividends and other items as specified in the indenture governing the Senior Subordinated Notes. An acceleration of outstanding indebtedness under the 2007 Senior Credit Facility would create an event of default under the Senior Subordinated Notes, which would allow the trustee or requisite holders of Senior Subordinated Notes to declare the Senior Subordinated Notes to be due and payable. As a result of the default under the 2007 Senior Credit Facility, the Company has reflected all amounts due under the Senior Subordinated Notes as a current obligation in the accompanying condensed consolidated balance sheets as of December 31, 2009. The Company reflected all amounts due under these notes as liabilities subject to compromise as of March 31, 2010.

The Company incurred $1.9 million and $2.9 million in debt issuance costs and debt discounts, respectively, in connection with the Senior Subordinated Notes. These costs are being amortized as additional interest expense over the term of the Senior Subordinated Notes. The remaining balance of the issuance costs at March 31, 2010 of $0.9 million, net of accumulated amortization, was reflected as a part of the amounts due under the Senior Subordinated Notes and included in liabilities subject to compromise in the accompanying condensed consolidated balance sheet as discussed in Note 1. The remaining debt discount at March 31, 2010 of $1.4 million was reflected as a reduction in the carrying amount of the Senior Subordinated Notes and is also included in liabilities subject to compromise.

As stated above, the Company did not accrue interest of $2.2 million in the accompanying interim condensed consolidated financial statements related to the Senior Subordinated Notes from the Petition Date (February 3, 2010) through March 31, 2010 in accordance with ASC 852. Accrued interest as of the Petition Date is recorded in liabilities subject to compromise in the accompanying condensed consolidated balance sheet.

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

6.	Stockholders’ Deficit

Subsequent to the November 2004 Recapitalization, Spheris Holding III approved the establishment of the Spheris Holding III, Inc. Stock Incentive Plan (as amended to date, the “Plan”) for issuance of common stock to employees, non-employee directors and other designated persons providing substantial services to the Company. As of March 31, 2010, 15.6 million shares have been authorized for issuance under the Plan. Shares are subject to restricted stock and stock option agreements and typically vest over a three or four-year period. As of March 31, 2010, an aggregate of 12.1 million shares of restricted stock and 1.8 million stock options were issued and outstanding under the Plan. As these shares and stock options were issued for services to be provided to the Company, compensation expense of $0.1 million was reflected in general and administrative expenses in the accompanying condensed consolidated statements of operations for the three months ended March 31, 2009. No amounts were recorded as compensation expense for the three months ended March 31, 2010.

Under provisions of the Plan, all unvested shares and options shall immediately vest and become exercisable upon an event of a “change in control”. The sale of the Company’s assets as a result of the APA discussed in Note 1 constituted a “change in control” under these provisions. Accordingly, all unvested options and shares were immediately vested and exercisable on April 22, 2010.

During October 2008, Spheris Holding III issued warrants to CHS to purchase 14.3 million shares of common stock of Spheris Holding III upon the attainment of certain revenue milestones set forth in the warrants. The costs of the warrants subject to vesting are recognized over the period in which the revenue is earned and are reflected as a reduction of revenue. Accordingly, $8,000 and $2,000 of such costs are reflected as a reduction to net revenues in the accompanying condensed consolidated statement of operations for the three months ended March 31, 2009 and 2010, respectively.

7.	Income Taxes

The Company records deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities. The Company records a valuation allowance to reduce its net deferred tax assets to the amount that is more likely than not to be realized. The valuation allowance decreased by approximately $0.2 million and $20,000 during the three months ended March 31, 2009 and 2010, respectively. As of March 31, 2010, the Company’s valuation allowance that is reflected as a reduction to the carrying value of its net deferred tax balances was $35.1 million.

In the United States, the Company currently benefits from federal and state net operating loss carryforwards. The Company’s consolidated federal net operating loss carryforwards available to reduce future taxable income totaled $107.9 million and $109.4 million at December 31, 2009 and March 31, 2010, respectively, and began to expire in 2007. State net operating loss carryforwards at December 31, 2009 and March 31, 2010 were $71.5 million and $71.7 million, respectively, and began to expire in 2005. The majority of these federal and state net operating loss carryforwards is restricted due to limitations associated with ownership change, and to the extent these carryforwards are restricted, is reserved to reduce the amount that is more likely than not to be realized. In addition, the Company has alternative minimum tax credits which do not have an expiration date and certain other federal tax credits that will begin to expire in 2014.

The Company recognized income tax (benefit) expense of $0.4 million and $(2.3) million during the three months ended March 31, 2009 and 2010, respectively.

The Company accounts for income taxes associated with SIPL in accordance with ASC 740, “Income Taxes”, following Indian tax guidelines. Prior to 2009, because the Company was considered permanently reinvested in SIPL, no taxes were provided on accumulated translation adjustments recorded in other comprehensive loss. Due to the subsequent event of the sale of SIPL stock (as discussed in Note 1), the net income tax effect of the

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

currency translation adjustments related to SIPL is reflected in other comprehensive loss for the three months ended March 31, 2010 (as provided in Note 4).

Spheris Holding III and related subsidiaries (the “filing group members”) file their U.S. federal and certain state income tax returns on a consolidated, unitary, combined or similar basis. To accurately reflect each filing group member’s share of consolidated tax liabilities on separate company books and records, on November 5, 2004, Spheris Holding III and each of its subsidiaries entered into a tax sharing agreement. Under the terms of the tax sharing agreement, each subsidiary of Spheris Holding III is obligated to make payments to Spheris Holding III equal to the amount of the federal and state income taxes that its subsidiaries would have owed if such subsidiaries did not file federal and state income tax returns on a consolidated, unitary, combined or similar basis. Likewise, Spheris Holding III may make payments to subsidiaries if it benefits from the use of a subsidiary loss or other tax benefit. The tax sharing agreement allows each subsidiary to bear its respective tax burden (or enjoy use of a tax benefit, such as a net operating loss) as if its return was prepared on a stand-alone basis. To date, no amounts have been paid under this agreement.

The Company has analyzed filing positions for all federal, state and international jurisdictions for all open tax years where it is required to file income tax returns. Although the Company files tax returns in every jurisdiction in which it has a legal obligation to do so, it has identified the following as “major” tax jurisdictions: Tennessee and Texas, as well as India. Within these major jurisdictions, the Company has tax examinations in progress related to transfer pricing rates for its Indian facilities, as discussed in Note 8, as well as significant federal and state net operating loss carryovers, for which the earliest open tax year is 1997. Based on the facts and circumstances of these examinations at March 31, 2010, the Company believes that it is more likely than not that it will be successful in supporting its current positions related to the applicable filings. The Company believes that all income tax filing positions and deductions will be sustained upon audit and does not anticipate any adjustments resulting in a material adverse impact on the Company’s financial condition, results of operations or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded.

8.	Commitments and Contingencies

Litigation

The Company is subject to various other claims and legal actions that arise in the ordinary course of business. In the opinion of management, any amounts for probable exposures are adequately reserved for in the Company’s interim condensed consolidated financial statements, and the ultimate resolution of such matters is not expected to have a material adverse effect on the Company’s financial position or results of operations.

Employment Agreements

The Company has employment agreements with certain members of senior management that provide for the payment to these persons of amounts equal to the applicable base salary, unpaid annual bonus and health insurance premiums over the applicable periods specified in their individual employment agreements in the event the employee’s employment is terminated without cause or for certain other specified reasons. The maximum contingent liabilities, excluding any earned but unpaid bonuses accrued in the accompanying interim condensed consolidated financial statements; under these agreements were $1.0 million at December 31, 2009 and March 31, 2010.

These employment agreements were not included in the liabilities assumed under the APA between the Purchasers and the Debtors. Management anticipates that any amounts, if any, that may be accrued in the future will be recorded as liabilities subject to compromise in the condensed consolidated balance sheets of subsequent periods.

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

Tax Assessment

SIPL received notification of a tax assessment resulting from a transfer pricing tax audit by Indian income tax authorities amounting to 52.2 million Rupees (approximately $1.1 million), including penalties and interest, for the fiscal tax period ended March 31, 2004 (the “2004 Assessment”). In January 2007, the Company filed a formal appeal with the India Commissioner of Income Tax. Prior to resolution of the Company’s appeals process, the Indian income tax authorities have required the Company to make advance payments toward the 2004 Assessment amounting to 43.1 million Rupees (approximately $0.9 million). Any amounts paid by the Company related to the 2004 Assessment are subject to a claim by the Company for reimbursement against escrow funds related to the Company’s December 2004 acquisition of HealthScribe, Inc. and its subsidiaries (the “HealthScribe Escrow”). Accordingly, the Company has recorded the advance payments as receivables from the escrow funds, which are reflected as a component of prepaid expenses and other current assets in the accompanying condensed consolidated balance sheets as of December 31, 2009 and March 31, 2010.

During the fourth quarter of 2008, SIPL received notification of a tax assessment from a transfer pricing tax audit by Indian income tax authorities amounting to 40.6 million Rupees (approximately $0.8 million), including penalties and interest, for the fiscal tax period ended March 31, 2005 (the “2005 Assessment”). In December 2008, the Company filed a formal appeal with the India Commissioner of Income Tax. Prior to resolution of the Company’s appeals process, the Company was required to provide a bank guarantee in January 2009 for the full amount of the 2005 Assessment. The guarantee amount is included in restricted cash in the accompanying condensed consolidated balance sheets as of December 31, 2009 and March 31, 2010. Approximately $0.6 million of the 2005 Assessment is subject to a claim for reimbursement against the HealthScribe Escrow.

In May 2010, the Company was informed that the competent authorities of India and the United States (the “Competent Authorities”) had met regarding the assessments for the two years above. The Company was informed that the Competent Authorities had reached an agreement regarding the transfer pricing that should have been used for transactions between SIPL and its related U.S. entities for the two years mentioned above. Based on this agreement, the tax assessment for the fiscal tax periods ended March 31, 2004 and March 31, 2005 would be reduced to approximately 36.6 million Rupees (approximately $813,000) and 17.2 million Rupees (approximately $381,000), respectively. An agreement reached by the Competent Authorities under the U.S./India Income Tax Treaty is not binding on the parties involved. The Company is currently assessing the impact of the proposed settlement and has not recorded a liability under the provision of ASC 740-10, “Income Taxes—Other” (“ASC 740-10”) in the accompanying condensed consolidated financial statements ending December 31, 2009 or March 31, 2010.

If the assessments were brought forward from March 31, 2005 through March 31, 2010, a reasonable estimate of additional liability could range from zero to $6.8 million, contingent upon the final outcome of the claim. Payment of such amounts would also result in potential credit adjustments to the Company’s U.S. federal tax returns. The Company currently believes that it is more likely than not that it will be successful in supporting its position relating to these assessments. Accordingly, the Company has not recorded any accrual for contingent liabilities associated with the tax assessments as of December 31, 2009 or March 31, 2010 .

During the second quarter of 2009, SIPL received an assessment order from Indian income tax authorities pertaining to an inquiry regarding prior years’ usage of net operating losses originating in 1999. The final assessment could potentially amount to 5.6 million Rupees (approximately $0.1 million).

9.	Related Party Transactions

On October 3, 2008 (amended December 23, 2009), Operations entered into an agreement for health information processing services with Community Health Systems Professional Services Corporation, an affiliate of Community Health Systems, Inc. (“CHS”), to provide clinical documentation technology and services to certain of its affiliated

Spheris Inc. and Subsidiaries
(Debtor-In-Possession)

Notes to Condensed Consolidated Financial Statements—(Continued)

hospitals (“CHS Services Agreement”). The Bankruptcy Court approved the assumption of the CHS Services Agreement, as amended, on March 17, 2010.

Contemporaneously with entering into the CHS Services Agreement, CHS became a minority owner in Spheris Holding III, the Company’s indirect parent. The Company provided clinical documentation technology and services to CHS in the ordinary course of business at prices and on terms and conditions that the Company believes are the same as those that would result from arm’s length negotiations between unrelated parties. The Company recognized net revenues from this customer of $1.4 million and $4.0 million during the three months ended March 31, 2009 and 2010, respectively, in the accompanying condensed consolidated statements of operations.

In March 2010, Spheris Holding III transferred $9.2 million to the Debtors.

10.	Restructuring Charges

During October 2008, the Company commenced an operational restructuring plan to effect changes in both the Company’s management structure and the nature and focus of its operations. The Company initially recognized $0.5 million of operational restructuring charges, including one-time termination benefits and other restructuring related charges, pursuant to this operational restructuring plan during the fourth quarter of 2008. As a continuation of the plan during 2009, the Company eliminated a significant portion of its U.S. based administrative and corporate workforce, recognizing an additional $0.8 million of operational restructuring charges, including one-time termination benefits and other operational restructuring related charges. The Company incurred $0.7 million in restructuring charges for the three months ended March 31, 2009.

The Company’s operational restructuring plan was substantially complete as of December 31, 2009. No additional amounts were incurred in 2010. No additional charges are anticipated due to the Chapter 11 Petition filed on the Petition Date.

11.	Subsequent Events

On May 14, 2010, the Debtors received a letter from MedQuist in which MedQuist asserted that the Debtors owe SIPL, now a subsidiary of CBay, approximately $0.9 million for the Debtors’ alleged failure to make certain payments to SIPL prior to the closing of the APA (the “SIPL Claim”). In addition, in an email dated April 30, 2010, representatives of MedQuist asserted that the Debtors are required to reimburse MedQuist for the cost of providing COBRA continuation coverage to terminated Spheris employees and their dependents who are COBRA-eligible (the “COBRA Claim” and, together with the SIPL Claim, the “MedQuist Claims”). The Debtors dispute the MedQuist Claims.

CBAYSYSTEMS HOLDINGS LIMITED

Common Stock

Prospectus

Jefferies & Company

Lazard Capital Markets

Macquarie Capital

RBC Capital Markets

, 2010

Until          , 2010 (25 days after the commencement of this offering), all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The letter of transmittal and any other required documents should be sent or delivered by each holder of MedQuist Inc. common stock or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at its address or facsimile number set forth below.

Exchange Agent:

By Mail, Hand or Overnight Courier:	By Facsimile (for Eligible Institutions only):

Questions and requests for assistance or for additional copies of the exchange offer documents may be directed to the Information Agent at its telephone number and mailing and delivery address listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offers and consent solicitations.

Information Agent:

Lead Dealer Manager and Solicitation Agent:

Jefferies & Company

Attention: Equity Capital Markets
520 Madison Avenue, 12th Floor
New York, NY 10022
Toll Free: (877) 547-6340
Fax: (646) 786-5419

PART II

Information Not Required in the Prospectus

Item 20.	Indemnification of directors and officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

As permitted by the Delaware General Corporation Law, our by-laws include provisions that (i) eliminate, to the fullest extent permitted by the Delaware General Corporation Law, the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, and (ii) require us to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions.

As permitted by the Delaware General Corporation Law, our by-laws provide that (i) we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) we may indemnify any other person as set forth in the Delaware General Corporation Law, and (iii) the rights conferred in the bylaws are not exclusive.

We have also obtained officers’ and directors’ liability insurance that insures against liabilities that our officers and directors, in such capacities, may incur.

We also have agreements with each director and officer to provide indemnification to the extent permitted under Delaware law.

We carry directors’ and officers’ liability insurance covering acts and omissions of our directors and officers and those of our controlled subsidiaries. The policy has a covering limit of $25.0 million in each policy year.

II-1

Item 21.	Exhibits and financial statement schedules.

(a) Exhibits.

See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in our consolidated financial statements or notes thereto in Annex A.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(a) 1.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

2.	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

3.	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	To supply by means of a post-effective amendment all information concerning this exchange offer and MedQuist Inc. that was not the subject of and included in the registration statement when it became effective.

II-2

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Franklin, State of Tennessee, on October 18, 2010.

CBAYSYSTEMS HOLDINGS LIMITED

By:	/s/ CLYDE SWOGER
Name:     Clyde Swoger
Title:     Chief Financial Officer

Power Of Attorney

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Aquilina and Clyde Swoger, and each of them, with full power to act without the other, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) and supplements to this registration statement and any registration statement related to the same offering as this registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and all documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents of each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on October 18, 2010.

Signature	Title

/s/ Robert M. Aquilina Robert M. Aquilina	Chairman and Chief Executive Officer

/s/ Venu Raman Kumar Venu Raman Kumar	Vice Chairman and Director

/s/ Michael Seedman Michael Seedman	Chief Technology Officer and Director

/s/ Clyde Swoger Clyde Swoger	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer

/s/ Frank Baker Frank Baker	Director

/s/ Peter Berger Peter Berger	Director

/s/ Merle Gilmore Merle Gilmore	Director

Signature	Title

/s/ Jeffrey Hendren Jeffrey Hendren	Director

/s/ Kenneth John McLachlan Kenneth John McLachlan	Director

/s/ James Patrick Nolan James Patrick Nolan	Director

EXHIBIT INDEX

Exhibit No.		Description

3	.1*	Certificate of Incorporation.
3	.2*	By-Laws.
4	.1*	Form of common stock certificate.
4	.2*	Senior Subordinated Note Purchase Agreement, dated as of September 30, 2010, among CBay Inc., MedQuist Inc. and MedQuist Transcriptions Ltd., CBaySystems Holdings Limited, BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit Inc.
4	.3*	Form of 13% Senior Subordinated Note due 2016 (included as part of Exhibit 4.2 and incorporated herein by reference).
4	.4*	Exchange Agreement, dated as of September 30, 2010, by and between CBaySystems Holdings Limited and the Investors Signatories thereto.
4	.5*	Warrant issued to Oosterveld International BV on March 19, 2009.
5	.1*	Opinion of Simpson Thacher & Bartlett LLP.
9	.1*	Voting Agreement, dated September 30, 2010, by and between CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC and International Equities (S.A.C. Asia) Limited.
10	.1*	Stock and Asset Purchase Agreement, dated April 15, 2010, between Spheris Holding II, Inc., Spheris Inc., Spheris Operations LLC, Vianeta Communications, Spheris Leasing LLC, Spheris Canada Inc., CBay Inc. and MedQuist Inc.
10	.2*	Credit Agreement, dated as of October 1, 2010, among CBay Inc., MedQuist Inc. and MedQuist Transcriptions, Limited, as Borrowers, CBaySystems Holdings Limited, as Holdings, the Lenders and L/C Issuers party thereto, General Electric Capital Corporation, as Administrative Agent and Collateral Agent, SunTrust Bank, as Syndication Agent, and ING Capital LLC and Regions Bank, as Co-Documentation Agents.
10	.3*	Guaranty and Security Agreement, dated as of October 1, 2010, among CBay Inc., MedQuist Inc., MedQuist Transcriptions, Limited, General Electric Capital Corporation, as Administrative Agent and Collateral Agent, and Each Other Guarantor party thereto.
10	.4*	Guaranty Agreement, dated as of September 30, 2010, among CBaySystems Holdings Limited, MedQuist IP LLC, MedQuist CM LLC, MedQuist Delaware, Inc. and Each Other Guarantor From Time to Time Party Hereto, BlackRock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit Inc.
10	.5*	Credit Agreement among ICICI Bank, Mumbai and CBaySystems Holdings Limited.
10	.6*	Credit Agreement among IndusInd Bank, Mumbai, India and CBaySystems Holdings Limited.
10	.7*	Agreement, dated August 19, 2008, between CBaySystems Holdings Limited, S.A.C. PEI CB Investment II, LLC and Lehman Brothers Commercial Corporation Asia.
10	.8*	Transaction Fee Agreement, dated August 6, 2008, between CBaySystems Holdings Limited, S.A.C. Private Equity GP, L.P., S.A.C. Capital Advisors, LLC and Lehman Brothers Commercial Corporation Asia.
10	.9*	Subscription Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P. and S.A.C. Private Capital Group, LLC.
10	.10*	Form of Registration Rights Agreement between S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment II, LLC and International Equities (S.A.C. Asia) Limited.
10	.11*	Form of Stockholders’ Agreement entered into in connection with the private exchange.
10	.12*	Form of Stockholders’ Agreement entered into in connection with the initial public offering.
10	.13*	Form of Management Stockholder’s Agreement.
10	.14*	CBaySystems Holdings Limited 2007 Equity Incentive Plan, dated as of June 12, 2007.
10	.15*	Form of CBaySystems Holdings Limited Individual Stock Option Plan.
10	.16*	Form of CBaySystems Holdings Limited Share Option Agreement.
10	.17*	MedQuist Inc. 2002 Stock Option Plan.
10	.18*	Form of Stock Option Agreement under the MedQuist Inc. 2002 Stock Option Plan.
10	.19*	MedQuist Inc. Long-Term Incentive Plan adopted on August 27, 2009.
10	.20*	Amended and Restated Stock Option Agreement by and between Peter Masanotti and MedQuist Inc., dated March 2, 2009.

Exhibit No.		Description

10	.21*	Employment agreement by and between CBaySystems Holdings Limited, CBay Inc. and V. Raman Kumar, dated as of August , 2008.
10	.22*	Employment agreement by and between CBaySystems Holdings Limited, CBay Inc. and Robert Aquilina, dated as of August 6, 2008.
10	.23*	Employment agreement by and between CBaySystems Holdings Limited, CBay Inc. and Michael Seedman, dated as of August 8, 2008.
10	.24*	Employment agreement by and between CBaySystems Holdings Limited, CBay Inc. and Clyde Swoger, dated as of August 2008.
10	.25*	Employment agreement by and between Ciara Donohue, CBaySystems Holdings Limited and CBay Inc., dated as of November 2, 2009.
10	.26*	Letter agreement by and between Frank Baker and CBaySystems Holdings Limited, dated July 18, 2008.
10	.27*	Letter agreement by and between Jeffrey Hendren and CBaySystems Holdings Limited, dated July 18, 2008.
10	.28*	Letter agreement by and between Kenneth John McLachlan and CBaySystems Holdings Limited, dated July 18, 2008.
10	.29*	Letter agreement by and between Merle Gilmore and CBaySystems Holdings Limited, dated July 18, 2008.
10	.30*	Letter agreement by and between Peter Berger and CBaySystems Holdings Limited, dated July 18, 2008.
10	.31*	Employment Agreement by and between Peter Masanotti and MedQuist Inc., dated September 3, 2008
10	.32*	Employment Agreement between Anthony D. James and MedQuist Inc. for the position of Co-Chief Operating Officer dated June 24, 2010.
10	.33*	CBaySystems Holdings Limited 2010 Management Incentive Plan.
10	.34*	MedQuist Transcriptions, Ltd. 2010 Management Incentive Plan.
10	.35*	Form of letter of appointment with each non-executive director.
10	.36*	Form of Management Indemnification Agreement by and between MedQuist Inc. and Certain Officers.
10	.37*	First Amendment to the Form of Management Indemnification Agreement by and between MedQuist Inc. and Certain Officers.
10	.38*	Form of Amendment of Indemnification Agreement for Executive Officers, dated August 19, 2008.
10	.39*	Indemnification Agreement dated November 21, 2008 between MedQuist Inc. and Peter Masanotti.
10	.40*	Lease of CBaySystems Holdings Limited Administrative headquarters in Franklin, Tennessee
21	.1*	List of subsidiaries.
23	.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1 and incorporated herein by reference).
23.2		Consent of KPMG LLP as to the financial statements for CBaySystems Holdings Limited.
23.3		Consent of KPMG LLP as to financial statements for MedQuist Inc.
23.4		Consent of Grant Thornton India.
23.5		Consent of Ernst & Young LLP.
24.1		Powers of attorney (included on the signature page to this registration statement).
99.1		Letter of Transmittal.

*	To be filed by amendment.

†	Indicates management contract or compensatory plan or arrangement.